As filed with the Securities and Exchange Commission on November 16, 2006

Registration No. 333-138312

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERCONTINENTALEXCHANGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	6200	58-2555670
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway, Suite 500

Atlanta, Georgia 30328

(770) 857-4700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Johnathan H. Short, Esq. Senior Vice President and General Counsel IntercontinentalExchange, Inc. 2100 RiverEdge Parkway, Suite 500 Atlanta, Georgia 30328 (770) 857-4700	Audrey R. Hirschfeld, Esq. Senior Vice President and General Counsel Board of Trade of the City of New York, Inc. One North End Avenue New York, New York 10282-1101 (212) 748-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Evangelakos, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Roland Hlawaty, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective and all other conditions to the consummation of the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of registration fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	10,500,000 shares	N/A	$0	$0
(1)	Represents the maximum number of shares of common stock of IntercontinentalExchange, Inc. (“ICE”) estimated to be issuable upon completion of the merger described herein in exchange for the membership interests of Board of Trade of the City of New York, Inc. (“NYBOT”).
(2)	Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended. Since there is no market for NYBOT’s membership interests, the proposed maximum aggregate offering price is based upon (i) $39,176,970, the book value as of September 30, 2006 of NYBOT membership interests to be cancelled in the merger, less (ii) $400,000,000, the cash consideration payable by ICE to holders of NYBOT securities in the merger, pursuant to Rule 457(f)(3) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2006

PROSPECTUS OF ICE	PROXY STATEMENT OF NYBOT

TO THE MEMBERS OF BOARD OF TRADE OF THE CITY OF NEW YORK, INC.

MERGER PROPOSALS—YOUR VOTE IS VERY IMPORTANT

Board of Trade of the City of New York, Inc. (“NYBOT”) and IntercontinentalExchange, Inc. (“ICE”) have entered into a merger agreement providing for the merger of NYBOT with and into CFC Acquisition Co. (“merger sub”), with merger sub surviving the merger as a wholly-owned subsidiary of ICE.

In the proposed merger, NYBOT members will be entitled to receive either $1,074,719 in cash (“Cash Consideration”) or 17,025 shares of common stock, par value $0.01 per share, of ICE (“Stock Consideration”), or a combination of cash consideration and stock consideration as described below, for each NYBOT membership interest. NYBOT members will be able to specify (i) the number of membership interests, or the percentage of one or more membership interests, held by such member with respect to which such member elects to receive cash consideration (the “Cash Election”) and/or (ii) the number of membership interests, or the percentage of one or more membership interests, held by such member with respect to which such member elects to receive stock consideration (the “Stock Election”). These elections, however, are subject to proration (as described below) to ensure that the total amount of cash paid by ICE in the merger is approximately $400 million.

The precise consideration that NYBOT members will receive if they make the Cash Election or the Stock Election will depend on the specific elections made by other NYBOT members. This information (and therefore the precise consideration that NYBOT members will receive if they make the Cash Election or the Stock Election) will not be available at the time that NYBOT members make an election. The merger agreement contains no provision that permits either party to terminate the merger agreement, or that alters the Stock Consideration, simply because the stock price of ICE common stock has fallen below any agreed-upon minimum price or has risen above an agreed-upon maximum price. For a description of the consideration that NYBOT members will receive if they make the Cash Election or the Stock Election, and the potential adjustments to this consideration, see “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members.”

Following the consummation of the merger, and based upon ICE’s present capitalization, NYBOT members will own approximately 15% of the issued and outstanding share capital of ICE on a fully-diluted basis as set forth under “The Merger—General.” We estimate ICE will issue approximately 10,296,703 shares of ICE common stock, in the aggregate, in the merger. ICE intends to apply to list these shares of common stock on the New York Stock Exchange (“NYSE”), subject to official notice of issuance of the stock in the merger. Shares of ICE common stock are currently listed on the NYSE for trading under the symbol “ICE.”

Completion of the merger requires the approval of NYBOT members. To obtain the required approval, NYBOT will hold a special meeting of NYBOT members on December 11, 2006, at which NYBOT will ask its members to approve and adopt the merger agreement (and consider any other matters properly brought before the special meeting). Information about the special meeting, the merger and other business to be considered by NYBOT members is contained in this document, which we urge you to read. In particular, see “ Risk Factors” beginning on page 12.

Your vote is very important. Whether or not you plan to attend the special meeting of NYBOT members, please vote as soon as possible to make sure your NYBOT membership interest is represented at the special meeting. Approval and adoption of the merger agreement requires the affirmative vote of two-thirds of the votes cast by NYBOT members at the special meeting where a quorum is present. Each NYBOT member of record on November 15, 2006 is entitled to one vote on each proposal set forth at the NYBOT special meeting (irrespective of the number of membership interests held by such member). The affirmative vote must also represent a quorum, which is 10% of NYBOT members entitled to vote on the proposal. Your failure to vote may cause a quorum not to be present, which may have the same effect as voting against the approval and adoption of the merger agreement.

NYBOT’s board of governors overwhelmingly recommends, by a 22-1 vote, that NYBOT members vote FOR the approval and adoption of the merger agreement. I join our board of governors in their recommendations.

C. Harry Falk
President and Chief Executive Officer
Board of Trade of the City of New York, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus/proxy statement is dated November 17, 2006, and is first being mailed to NYBOT members on or about November 20, 2006.

CERTAIN FREQUENTLY USED TERMS

Unless otherwise specified or if the context so requires:

•	“ICE” refers to IntercontinentalExchange, Inc., a Delaware corporation, and its wholly-owned subsidiaries.

•	“NYBOT” or the “New York Board of Trade” refers to Board of Trade of the City of New York, Inc., a New York member-owned not-for-profit corporation.

•	“Merger sub” refers to CFC Acquisition Co., a Delaware corporation and wholly-owned subsidiary of ICE.

•	“Surviving corporation” refers to the wholly-owned subsidiary of ICE resulting from the merger of NYBOT with and into merger sub.

•	“We,” “us” or “our” refers to (1) prior to the completion of the merger, ICE and NYBOT and (2) after the completion of the merger, ICE and its wholly-owned subsidiaries.

•	“NYBOT membership interest” refers to an equity membership of NYBOT, and “NYBOT member” or “member of NYBOT” refers to a holder of an equity membership.

•	“ICE common stock” refers to the common stock, par value $0.01 per share, of ICE.

•	“Merger agreement” refers to the Agreement and Plan of Merger, dated as of September 14, 2006, as amended on October 30, 2006, by and among ICE, merger sub and NYBOT.

•	“SEC” refers to the United States Securities and Exchange Commission.

IMPORTANT

This document, which is referred to as the prospectus/proxy statement, constitutes a prospectus of ICE for the shares of common stock that ICE will issue to NYBOT members in the merger and a proxy statement for NYBOT.

In the “Questions and Answers about Voting Procedures for the NYBOT Special Meeting” below and in the “Summary,” we highlight selected information from this prospectus/proxy statement but have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should read carefully this entire prospectus/proxy statement, including the annexes.

REGISTERED TRADEMARKS

ICE®, IntercontinentalExchange®, ICEMAKER®, 10-X®, ICEBLOCK®, Internet Commodity Exchange®, IPN ICE Private Network®, The ICE®, Trade the World®, the ICE logo, the IntercontinentalExchange logo, the 10-X logo and the IPN ICE Private Network logo are registered trademarks of IntercontinentalExchange, Inc.

New York Board of Trade®, NYBOT®, Coffee “C” ®, eCOPS®, FINEX®, TIPS®, U.S. Dollar Index®, USDX® and the NYBOT logo are registered service marks of Board of Trade of the City of New York, Inc. Cotton No. 2SM and Sugar No. 11SM are service marks of Board of Trade of the City of New York, Inc. The NYSE Composite Index® is a registered trademark of the New York Stock Exchange, Inc. The Russell 1000®, Russell 2000® and Russell 3000® are registered trademarks and service marks of the Frank Russell Company, used under license.

ADDITIONAL INFORMATION

Please note that copies of the documents provided to you will not include exhibits. In order to receive timely delivery of requested documents in advance of the NYBOT special meeting, you should make your request to NYBOT by calling the NYBOT Member Services Department at (212) 748-4164 no later than December 1, 2006.

No person is authorized to give any information or to make any representation with respect to the matters that this document describes other than those contained in this document, and, if given or made, the information or representation must not be relied upon as having been authorized by ICE or NYBOT. This document does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this document nor any distribution of securities made under this document shall, under any circumstances, create an implication that there has been no change in the affairs of ICE or NYBOT since the date of this document or that the information contained herein is correct as of any time subsequent to the date of this document.

Each of ICE and NYBOT maintains an Internet site. ICE’s Internet site is at the URL http://www.theice.com. NYBOT’s Internet site is at the URL http://www.nybot.com. Information contained in or otherwise accessible through these Internet sites is not a part of this prospectus/proxy statement. All references in this prospectus/proxy statement to these Internet sites are inactive textual references to these URLs and are for your information only.

BOARD OF TRADE OF THE CITY OF NEW YORK, INC.

Notice of Special Meeting of Members

To Be Held on

December 11, 2006

To the Members of Board of Trade of the City of New York, Inc.:

A special meeting of the members of Board of Trade of the City of New York, Inc. will be held on December 11, 2006 in the Pat O’Shea Boardroom located on the 13th floor of NYBOT’s offices at World Financial Center, One North End Avenue, New York, New York 10282, at 3:00 p.m., local time, for the following purposes:

1.	To consider and vote on a proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, pursuant to which, among other things, NYBOT has agreed to be merged with and into merger sub, with merger sub surviving the merger as a wholly-owned subsidiary of ICE and a for-profit Delaware corporation;

2.	To consider and vote on any proposal that may be made by NYBOT’s President to adjourn or postpone the NYBOT special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement; and

3.	To transact any other business as may properly come before the NYBOT special meeting or any adjournment or postponement of the NYBOT special meeting.

Approval and adoption of the merger agreement by NYBOT members requires the affirmative vote of two-thirds of the votes cast by NYBOT members at the NYBOT special meeting where a quorum is present. Each NYBOT member of record is entitled to one vote on each proposal set forth at the NYBOT special meeting (irrespective of the number of membership interests held by such member). The affirmative vote must also represent a quorum, which is 10% of NYBOT members entitled to vote on the proposal.

The approval of any other proposal presented at the NYBOT special meeting requires the affirmative vote of a majority of the votes cast by NYBOT members at a special meeting where a quorum is present. If no quorum of NYBOT members is present in person or by proxy at the NYBOT special meeting, the NYBOT special meeting may be adjourned by the members present and entitled to vote at that meeting.

NYBOT’s board of governors overwhelmingly recommends, by a 22-1 vote, that you vote FOR the approval and adoption of the merger agreement, and FOR any proposal that may be made by NYBOT’s President to adjourn or postpone the NYBOT special meeting for the purpose of soliciting proxies.

Only NYBOT equity members of record on November 15, 2006 will be entitled to vote at the special meeting. To vote your NYBOT membership interest, please complete and return the enclosed proxy card per the instructions below. You may also cast your vote in person at the NYBOT special meeting. Please vote promptly whether or not you expect to attend the NYBOT special meeting.

By order of the board of governors,

Frederick W. Schoenhut, Chairman

On behalf of the board

November 17, 2006

PLEASE VOTE YOUR NYBOT MEMBERSHIP INTERESTS PROMPTLY. To ensure that you are represented at the NYBOT special meeting, please vote in one of these ways:

1)	VISIT THE WEBSITE noted on your proxy card to vote through the Internet;

2)	CALL THE NUMBER noted on your proxy card to vote telephonically;

3)	MARK, SIGN, DATE AND PROMPTLY RETURN the enclosed proxy card in the postage-paid envelope to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230;

4)	FAX the enclosed proxy card to the attention of Corporate Election Services, at (412) 299-9191; or

5)	VOTE IN PERSON by appearing at the NYBOT special meeting and submitting a ballot.

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QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully this entire document, including its annexes, to fully understand the proposed transaction, the voting procedures for the special meeting and the procedures for making cash and stock elections.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	As a NYBOT member, you are being asked to vote to approve and adopt the merger agreement, by which NYBOT will be merged with and into merger sub. Merger sub, which will conduct NYBOT’s operations after the closing of the merger, will survive the merger as a wholly-owned subsidiary of ICE and a for-profit Delaware corporation. For a description of this merger, see “The Merger.”

NYBOT’s board of governors overwhelmingly recommends, by a 22-1 vote, that NYBOT members vote FOR the proposal to approve and adopt the merger agreement. For a discussion of the board of governors’ reasons for this recommendation, see “The Merger—NYBOT’s Reasons for the Merger; Recommendation of the Merger by NYBOT’s Board of Governors.”

You are also being asked to vote to approve any proposal that may be made by NYBOT’s President to adjourn or postpone the NYBOT special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement. NYBOT’s board of governors overwhelmingly recommends, by a 22-1 vote, that NYBOT members vote to approve this proposal (if made by the chairman) as well.

Q:	What will I receive in the merger?

A:	In the merger, each outstanding NYBOT membership interest (or portion thereof) will be converted into either (1) 17,025 shares of ICE common stock or (2) cash equal to $1,074,719 or a pro rata share thereof if an election is made with respect to a portion thereof (which must represent a percentage of a membership interest equal to 10% or any whole multiple thereof), subject to proration as described in “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members—Proration and Allocation Procedure.” Additionally, each outstanding NYBOT membership interest (or portion thereof) will be converted into the right to receive a pro rata share of any “bonus pool” amounts not paid to NYBOT officers and governors as described in “The Merger Agreement—Bonus Pool” and a pro rata share of NYBOT’s excess working capital as of the effective time of the merger, if any, as described in “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members—Excess Working Capital.”

Each NYBOT member will be provided with the opportunity to make an election to receive either cash or ICE common stock, or a combination of cash and ICE common stock, as consideration for his or her NYBOT membership interest (or portion thereof). These elections, however, are subject to proration to ensure that the amount of cash payable by ICE as merger consideration (excluding the excess working capital) and in connection with the bonus pool is approximately $400,000,000. The election form, on which each NYBOT member will make the election to receive either cash or ICE common stock, or a combination of cash and ICE common stock, will be included in a subsequent mailing.

For a description of the consideration that NYBOT members will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members.”

Q.	How would any proration work?

A.	If the cash election is oversubscribed, (1) NYBOT membership interests (or portions thereof) for which a stock election has been made and NYBOT membership interests (or portions thereof) for which no election has been made will be converted into stock consideration, (2) a pro rata portion of NYBOT membership interests (or portions thereof) for which a cash election has been made will receive stock consideration and (3) the remainder of NYBOT membership interests (or portions thereof) for which a cash election has been made that have not been designated to receive stock consideration on a pro rata basis, will receive cash consideration.

If the stock election is oversubscribed, (1) NYBOT membership interests (or portions thereof) for which a cash election has been made will be converted into cash consideration, (2) a pro rata portion of NYBOT membership interests (or portions thereof) for which no election has been made and (if necessary) a pro rata portion of the membership interests for which a stock election has been made will receive cash consideration and (3) the remainder of NYBOT membership interests (or portions thereof) for which a stock election has been made which have not been designated to receive cash consideration on a pro rata basis will receive stock consideration.

If both the stock election and the cash election are undersubscribed, (1) NYBOT membership interests for which a cash election has been made will be converted into cash consideration, (2) NYBOT membership interests for which a stock election has been made will be converted into stock consideration and (3) NYBOT membership interests for which no election has been made will be converted, on a pro rata basis, into stock consideration and cash consideration in such proportions that the aggregate amount of cash payable by ICE as merger consideration (excluding the excess working capital) and in connection with the bonus pool is approximately $400,000,000.

The precise consideration that NYBOT members will receive if they make the cash election or the stock election will depend on the total number of NYBOT membership interests (or portions thereof) with respect to which NYBOT members make the cash election or the stock election. This information (and therefore the precise consideration that NYBOT members will receive if they make the cash election or the stock election) will not be available at the time that NYBOT members make an election. The exchange agent will determine the allocations of merger consideration within ten days after the merger is completed, and NYBOT members will receive additional information about the allocation thereafter. For a description of the consideration that NYBOT members will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members.”

Q:	Will I be able to transfer the ICE common stock that I receive in the merger?

A:	Yes. The shares of ICE common stock that you will receive in the merger will not be subject to transfer restrictions. However, under the bylaws of the surviving corporation that will be effective after the completion of the merger as described in “The Bylaws,” a former NYBOT member who holds trading rights in the surviving corporation will be required to hold 3,162 shares of ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions) for each former NYBOT membership interest held by such former member in order to retain the trading rights the former member received in respect of such membership interest. Additionally, in order to be eligible to be a clearing member of New York Clearing Corporation, or NYCC, a wholly-owned subsidiary of NYBOT, after the completion of the merger, a firm must hold at least 21,078 shares of ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions).

Q:	How do I vote?

A:	After carefully reading and considering the information contained in this document (including the annexes), please vote by returning your signed and dated proxy card by mail or fax or granting your proxy through the Internet or telephonically, as soon as possible, so that your NYBOT membership interest is represented and voted at the special meeting. Alternatively, you may vote in person at the special meeting by ballot.

Q.	Who is entitled to vote?

A:	All holders of record of NYBOT membership interests on November 15, 2006 are entitled to vote at the special meeting. Each NYBOT member of record on November 15, 2006 is entitled to one vote on each proposal set forth at the NYBOT special meeting (irrespective of the number of membership interests held by such member). As of the record date, there were 749 NYBOT members entitled to vote at the special meeting.

You should be aware that, as of November 15, 2006, the record date, 20 NYBOT governors own membership interests, and are therefore entitled to 20 votes at the NYBOT special meeting.

Q:	What is the required vote to approve the merger agreement, and what happens if I do not vote or if I abstain from voting?

A:	Approval and adoption of the merger agreement by NYBOT members requires the affirmative vote of two-thirds of the votes cast by NYBOT members at the NYBOT special meeting where a quorum is present. A quorum is present if at least ten percent (10%) of NYBOT members entitled to vote at the meeting are present, whether present in person or by proxy. As a result, any failure to vote will have the same effect as a vote against the approval and adoption of the merger agreement until the affirmative vote for the approval and adoption of the merger agreement equals or exceeds ten percent (10%) of NYBOT members entitled to vote at the meeting and an abstention will have no effect on this vote.

The approval of any other proposal presented at the NYBOT special meeting only requires the affirmative vote of a majority of the votes cast by NYBOT members at the NYBOT special meeting at which a quorum is present. A quorum is present if at least ten percent (10%) of NYBOT members entitled to vote at the meeting are present, whether present in person or by proxy. As a result, any failure to vote will have the same effect as a vote against such proposal until the affirmative vote for the approval of such proposal equals or exceeds ten percent (10%) of NYBOT members entitled to vote at the meeting and an abstention will have no effect on this vote.

If a NYBOT member completes a proxy and abstains from voting on a proposal, the abstention will count for purposes of determining whether a quorum is present but will have no effect on the vote for the proposal. If no quorum of NYBOT members is present in person or by proxy at the NYBOT special meeting, the NYBOT special meeting may be adjourned by the members present and entitled to vote at that meeting.

If you complete a proxy and do not indicate how you want to vote on a particular proposal, your proxy will be voted in accordance with the recommendation of NYBOT’s board of governors (and, therefore, will be voted in favor of the approval and adoption of the merger agreement).

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. There are three ways to change your vote after you have submitted a proxy:

•	you may submit a written revocation dated after the date of the proxy that is being revoked to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230; or

•	you may submit a later-dated proxy by mail, fax or through the Internet or telephonically; or

•	you may attend the NYBOT special meeting and vote by paper ballot in person.

Simply attending the special meeting without voting will not revoke your proxy. NYBOT proxy cards can be sent by mail to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230 or faxed to Corporate Election Services at (412) 299-9191.

Q.	When and where is the special meeting?

A.	The NYBOT special meeting will be held on December 11, 2006 in the Pat O’Shea Boardroom located on the 13th floor of NYBOT’s offices at World Financial Center, One North End Avenue, New York, New York 10282, at 3:00 p.m., local time.

Q:	Who can help answer my questions?

A:	If you have any questions about how to submit your proxy, or if you need additional copies of this document, the election form (which will be included in a subsequent mailing) or the enclosed proxy card, you should contact:

Corporate Election Services

P.O. Box 1150

Pittsburgh, PA 15230

Tel: (412) 262-1100

Fax: (412) 299-9191

Email: Info@ProxyTabulation.com

If you have any questions about the merger or the election form, or need additional copies of the election form, you should contact:

Member Services Department

Board of Trade of the City of New York, Inc.

World Financial Center

One North End Avenue

New York, NY 10282

Tel: (212) 748-4164

Fax: (212) 748-4088

SUMMARY

This brief summary highlights selected information from this prospectus/proxy statement. It does not contain all of the information that is important to you. You should carefully read this entire document, including its exhibits, and the other documents to which this prospectus/proxy statement refers you to fully understand the merger. Each item in this summary refers to the page where that subject is discussed in more detail.

Information Regarding IntercontinentalExchange, Inc. (see page 106)

ICE operates the leading global, electronic marketplace for trading both futures and over-the-counter, or OTC, energy contracts. ICE offers a range of contracts based on crude oil and refined products, natural gas, power and emissions. ICE conducts its OTC business directly, and its futures business through its regulated subsidiary, ICE Futures. ICE Futures is the largest energy futures exchange outside of North America, as measured by 2005 traded contract volumes. ICE also offers a range of risk management and trading support services, including customized energy market data offerings through ICE Data, its market data subsidiary.

Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore, with regional telecommunications hubs in Chicago, New York, London and Singapore. ICE’s principal executive offices are located at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328, and its telephone number is (770) 857-4700.

Information Regarding Board of Trade of the City of New York, Inc. (see page 148)

NYBOT operates a leading futures and options exchange for trading in a broad array of “soft” agricultural commodities, including cocoa, coffee, cotton, frozen concentrated orange juice and sugar. NYBOT’s exchange also provides trading in futures and option contracts for a variety of financial products, including its exclusive futures and options contracts based on the U.S. Dollar Index, as well as currency and index-based products. As an open-outcry exchange, NYBOT provides floor-based trading for all of its agricultural and financial products. NYBOT’s exchange is supported by its clearing house, New York Clearing Corporation, or NYCC, a wholly-owned subsidiary of NYBOT, which clears and provides financial security for contracts traded on its exchange.

NYBOT’s principal executive offices are located at World Financial Center, One North End Avenue, New York, NY 10282, and its telephone number is (212) 748-4000.

The Merger (see page 40)

NYBOT and ICE have entered into a merger agreement, which provides that NYBOT will be merged with and into merger sub, with merger sub surviving the merger as a wholly-owned subsidiary of ICE. Immediately following the merger, NYBOT members will own approximately 15% of the issued and outstanding share capital of ICE.

The NYBOT Special Meeting (see page 38)

The NYBOT special meeting will be held on December 11, 2006 in the Pat O’Shea Boardroom located on the 13th floor of NYBOT’s offices at World Financial Center, One North End Avenue, New York, New York 10282, at 3:00 p.m., local time. You may vote at the NYBOT special meeting on the proposal to approve and adopt the merger agreement if you are a NYBOT equity member of record on November 15, 2006. Each NYBOT member of record on November 15, 2006 is entitled to one vote on each proposal set forth at the NYBOT special meeting (irrespective of the number of membership interests held by such member). As of the record date, there were 749 members entitled to vote at the special meeting.

The affirmative vote of two-thirds of the votes cast by NYBOT members at the NYBOT special meeting where a quorum is present is required for the approval and adoption of the merger agreement. The affirmative vote must also represent a quorum. Ten percent (10%) of NYBOT members entitled to vote at the meeting, whether present in person or by proxy, constitutes a quorum.

With respect to any proposal other than the proposal to approve and adopt the merger agreement, the affirmative vote of a majority of the votes cast by NYBOT members at the NYBOT special meeting at which a quorum is present is required for the approval of the proposal.

What NYBOT Members Will Receive in the Merger (see page 77)

In the merger, each outstanding NYBOT membership interest will be converted into either (1) 17,025 shares of ICE common stock, (2) cash equal to $1,074,719, subject in either case to proration as described in “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members—Proration and Allocation Procedure,” or (3) a combination of ICE common stock and cash. Additionally, each outstanding NYBOT membership interest will be converted into the right to receive a pro rata share of any “bonus pool” amounts not paid to NYBOT officers and governors as described in “The Merger Agreement—Bonus Pool” and a pro rata share of NYBOT’s excess working capital as of the effective time of the merger, if any, as described in “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members—Excess Working Capital.”

Each NYBOT member will be provided with the opportunity to make an election to receive either cash or ICE common stock as consideration for his or her NYBOT membership interest. These elections, however, are subject to proration to ensure that the amount of cash payable by ICE as merger consideration (excluding the excess working capital) and in connection with the bonus pool is approximately $400,000,000.

For a description of the consideration that NYBOT members will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members.”

The shares of ICE common stock that you will receive in the merger will not be subject to transfer restrictions. However, under the bylaws of the surviving corporation that will be effective after the completion of the merger as described in “The Bylaws,” a former NYBOT member who holds trading rights in the surviving corporation’s exchange will be required to hold 3,162 shares of ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions) for each NYBOT membership interest held by such former member in order to retain these trading rights. Additionally, in order to be eligible to be a clearing member of NYCC after the completion of the merger, a firm must hold at least 21,078 shares of ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions).

NYBOT’s Board Recommendations (see page 49)

Based on NYBOT’s board of governors’ reasons for the merger described in this document (see “The Merger—NYBOT’s Reasons for the Merger; Recommendation of the Merger by NYBOT’s Board of Governors”), NYBOT’s board of governors overwhelmingly recommends, by a 22-1 vote, that you vote FOR the approval and adoption of the merger agreement, and FOR any proposal that may be made by NYBOT’s President to adjourn or postpone the NYBOT special meeting for the purpose of soliciting proxies.

Interests of NYBOT’s Governors and Executive Officers in the Merger (see page 60)

NYBOT members should be aware that members of NYBOT’s board of governors and its executive management have relationships, agreements or arrangements that provide them with interests in the merger that may be in addition to or different from those of NYBOT members. These interests may include, but are not limited to, the interests in the bonus pool, the continued employment of certain executive officers of NYBOT after the merger, the membership of certain governors of NYBOT on the board of directors of the surviving corporation and/or ICE after the merger, the treatment in the merger of employment agreements and NYBOT’s change-in-control severance policy and the indemnification of former NYBOT governors and officers by the surviving corporation.

Opinion of Financial Advisor (see page 52)

In connection with the proposed merger, NYBOT retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or Houlihan Lokey, as its independent financial advisor. Houlihan Lokey delivered an opinion that, as of September 13, 2006 and subject to the assumptions and qualifications stated in the opinion, the consideration to be received in the merger by NYBOT members under the merger agreement in exchange for their membership interests was fair to such members from a financial point of view.

Structure of the Merger (see page 40)

Under the merger agreement, NYBOT agreed to merge with and into merger sub, with merger sub surviving the merger as a wholly-owned subsidiary of ICE and a for-profit Delaware corporation.

In the merger, each NYBOT membership interest will be converted into the type and amount of consideration described in “What NYBOT Members Will Receive in the Merger” above.

Material United States Federal Income Tax Consequences (see page 63)

It is a condition to the completion of the merger that NYBOT and ICE receive private letter rulings from the Internal Revenue Service to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of NYBOT to consummate the merger that it receive a private letter ruling from the Internal Revenue Service to the effect that NYBOT members and holders of NYBOT trading permits will not recognize gain in connection with the merger other than with respect to any cash consideration received. NYBOT and ICE jointly filed a private letter ruling request in respect of the merger with the Internal Revenue Service.

Subject to the limitations and qualifications described under “The Merger—Material United States Federal Income Tax Consequences” and provided that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code:

•	If you receive solely ICE common stock in exchange for your NYBOT membership interest, then you generally will not recognize any gain or loss, except with respect to cash you receive in lieu of fractional shares of ICE common stock.

•	If you receive cash and ICE common stock in exchange for your membership interest in NYBOT, you will recognize gain in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the ICE common stock received, minus the allocable tax basis of the NYBOT membership interest surrendered in exchange therefor, and (2) the amount of cash received by the holder in the merger. The cash that you receive generally will be treated as merger consideration.

•	If you receive solely cash in exchange for your NYBOT membership interest, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and the allocable tax basis in your NYBOT membership interest.

You should read “The Merger—Material United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the merger and the conversion of NYBOT members’ trading rights and NYBOT trading permits into rights to trade on the surviving corporation’s exchange. We urge you to consult with your tax advisor for a full understanding of the tax consequences of the merger to you.

Accounting Treatment

The merger will be accounted for as an acquisition of NYBOT by ICE under the purchase method of accounting of U.S. generally accepted accounting principles.

Regulatory Approvals and Conditions to Completion of the Merger (see page 66 and 82)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules promulgated under the HSR Act by the Federal Trade Commission, or the FTC, we may not complete the merger until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice and specified waiting period requirements have been satisfied. Each of NYBOT and ICE submitted the applicable notifications under the HSR Act on October 20, 2006 and received early termination of the waiting period from the FTC on November 1, 2006, which satisfies this closing condition.

The merger is also subject to the approval of the Commodity Futures Trading Commission, or CFTC, under the Commodity Exchange Act, or CEA. The completion of the transaction is subject to receipt of CFTC approval to transfer the contract market designations of each of the futures contracts and options traded on NYBOT to the surviving corporation. See “The Merger—Regulatory Approvals.”

Absence of Appraisal Rights (see page 67)

Under the New York Not-for-Profit Corporation Law, NYBOT members are not entitled to any appraisal rights in connection with the merger.

Directors and Management of ICE and the Surviving Corporation Following the Merger (see page 99)

The directors and officers of ICE following the completion of the merger will be the current directors and officers of ICE identified under “Information About ICE—Directors and Executive Officers,” except that two existing NYBOT directors will be appointed to ICE’s board of directors. The ICE board currently has authorized nine directors to sit on the board. As a result, following the completion of the merger, the number of directors authorized for the ICE board will be eleven. See “Directors and Officers of ICE After the Merger and Directors and Officers of the Surviving Corporation After the Merger.”

The officers of the surviving corporation, other than the chief executive officer, will be the officers of NYBOT prior to the completion of the merger. Until the second anniversary of the completion of the merger, the surviving corporation’s board of directors will be comprised of nine directors, including the chief executive officer and chief financial officer of ICE, the chief executive officer of the surviving corporation (who, pursuant to the merger agreement, will be designated by ICE), the two members of the current NYBOT board of governors who are designated by ICE to serve on ICE’s board, and four directors who qualify as “public directors” and who, to the extent possible, will be initially selected from the current public governors on NYBOT’s board of governors. Until the fourth anniversary of the completion of the merger, the surviving corporation’s board will consist of at least four public directors. See “Directors and Officers of ICE After the Merger and Directors and Officers of the Surviving Corporation After the Merger.”

Termination of the Merger Agreement; Fees Payable (see pages 86 and 87)

NYBOT and ICE may jointly agree to terminate the merger agreement at any time prior to the completion of the merger. Either NYBOT or ICE may also terminate the merger agreement in various circumstances, including failure to receive the necessary NYBOT member approval and upon the breach by the other party of certain of its obligations under the merger agreement.

In several circumstances involving a change in the recommendation of NYBOT’s board of governors in favor of the approval and adoption of the merger agreement or certain actions of NYBOT with respect to a third-party acquisition proposal, NYBOT may become obligated to pay to ICE up to $44.0 million in termination fees and expense reimbursement. See “The Merger Agreement—Termination.”

No Solicitation (see page 84)

Subject to certain important exceptions, the merger agreement generally restricts the ability of NYBOT to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in NYBOT.

Bylaws of the Surviving Corporation (see page 93)

Pursuant to the merger agreement, ICE has agreed to cause the surviving corporation to adopt bylaws in the form attached as Annex C to this prospectus/proxy statement.

The proposed bylaws of the surviving corporation provide for, among other things: composition of the board of directors of the surviving corporation; the issuance of trading rights to former NYBOT members and trading permits to former NYBOT permit holders; certain matters pertaining to the fees to be charged to former NYBOT members and former NYBOT permit holders; and the conditions under which open-outcry trading of current NYBOT products can be terminated. See “The Bylaws.”

Stock Exchange Listing and Stock Prices (see page 66)

NYBOT membership interests are not traded or quoted on a stock exchange or quotation system.

Shares of ICE common stock are listed on the New York Stock Exchange under the symbol “ICE.”

Certain Differences in the Rights Before and After the Merger (see pages 67 and 252)

The primary differences between the ownership rights of NYBOT members prior to the merger and ICE stockholders after the merger relate to (1) the fact that NYBOT is a New York not-for-profit corporation, whereas ICE is a Delaware for-profit corporation, and (2) the differences between the governing documents of NYBOT and ICE. After the completion of the merger, NYBOT members that receive ICE common stock as merger consideration will have the same rights as ICE stockholders. However, NYBOT members that receive cash in the merger will not have the same rights as ICE stockholders to the extent of any cash received instead of ICE shares.

These rights relate to equity interests, dividends and distributions, annual and special meetings, voting rights, trading rights, transfer restrictions and other matters. The differences relating to equity ownership in either NYBOT or ICE are described more fully in “Comparison of Rights Prior to and After the Merger.” The differences between the rights of NYBOT members before and after the merger with respect to trading and other rights are described more fully in “The Merger—Effect of the Merger on NYBOT Members.”

Comparative Historical and Unaudited Pro Forma Per Share

and Per Membership Interest Data

The following table sets forth (i) historical basic and diluted earnings per common share, historical cash dividends per common share and historical book value per common share of ICE, (ii) historical basic earnings per NYBOT membership interest and historical book value per NYBOT membership interest, (iii) unaudited pro forma condensed combined basic and diluted earnings per common share, unaudited pro forma condensed combined cash dividends per common share and unaudited condensed combined book value per common share of ICE after giving effect to the merger and (iv) unaudited pro forma equivalent basic and diluted earnings per common share, unaudited pro forma equivalent cash dividends per common share and unaudited equivalent book value per common share of NYBOT based on a merger exchange rate of 10,539 shares of ICE common stock for each NYBOT membership interest. The exchange rate of 10,539 shares of ICE common stock for each NYBOT membership interest is based upon ICE issuing a total of approximately 10,296,703 shares of ICE common stock divided by the total of 977 NYBOT membership interests. The pro forma amounts were derived using the purchase method of accounting for business combinations as described under “Unaudited Pro Forma Condensed Combined Financial Data for ICE After the Merger.”

You should read the information below together with the financial statements and related notes of ICE and NYBOT that appear elsewhere in this document. The unaudited pro forma condensed combined data below is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of the combined companies. You should read the pro forma information below together with the unaudited pro forma condensed combined financial data included under “Unaudited Pro Forma Condensed Combined Financial Data for ICE After the Merger.”

	Nine months ended September 30, 2006	Year ended December 31, 2005
ICE Historical Comparative Per Share Data
Basic earnings (loss) per common share	$1.68	$(0.39)
Diluted earnings (loss) per common share	$1.59	$(0.39)
Cash dividends per common share	$—	$—
Book value per common share at end of period	$6.63	$4.19

NYBOT Historical Comparative Membership Interest Data
Basic earnings per NYBOT membership interest	$14,337	$13,363
Book value per NYBOT membership interest at end of period	$40,650	$26,269

Unaudited Pro Forma Condensed Combined Comparative Per Share Data
Basic earnings (loss) per common share	$1.44	$(0.42)
Diluted earnings (loss) per common share	$1.38	$(0.42)
Cash dividends per common share	$—	$—
Book value per common share at end of period	$16.08

Unaudited Pro Forma Equivalent Per Share Data for NYBOT
Basic earnings (loss) per common share	$15,176	$(4,426)
Diluted earnings (loss) per common share	$14,544	$(4,426)
Cash dividends per common share	$—	$—
Book value per common share as of end of period	$169,467

Comparative Value of Membership Interests and Securities

The following table sets forth the last price at which a NYBOT membership interest was sold and the closing market price per share of ICE common stock, as of September 13, 2006 (the last business day prior to the date of public announcement of the merger) and as of November 15, 2006 (the last practicable trading date prior to the date of this document). The table also presents the cash or implied value of each NYBOT membership interest based on the receipt of 100% cash merger consideration for a NYBOT membership interest and 100% stock merger consideration for a NYBOT membership interest, respectively.

See “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members” for an explanation of how NYBOT members may elect to receive cash or ICE common stock in consideration for their NYBOT membership interests and how proration may affect these elections.

For purposes of calculating the implied value of a NYBOT membership interest, each share of ICE common stock was assumed to have a value of $63.127 per share, which is equal to the average closing price per share of ICE common stock during the 10 consecutive trading days up to and including September 7, 2006.

You are urged to obtain current bid and offer prices for NYBOT membership interests and market quotations for ICE common stock before making your decision with respect to the approval and adoption of the merger agreement.

The price at which a NYBOT membership interest could be sold and the market price of ICE common stock could each change significantly. Because the exchange ratio will not be adjusted for changes in the prices at which NYBOT membership interests are purchased and sold, or for changes in the market price of ICE common stock, the value of the shares of ICE common stock that you may receive at the time of completion of the merger may vary significantly from the market value of ICE common stock that you would have received if the merger was consummated on the date of the merger agreement or the date of this document.

	ICE common stock	NYBOT Membership Interest	Cash Value of NYBOT Membership Interest based on 100% cash merger consideration	Implied Value of NYBOT Membership Interest based on 100% stock merger consideration
September 13, 2006	$64.72	$950,000	$1,074,719	$1,101,858
November 15, 2006	$95.65	$1,100,000	$1,074,719	$1,628,441

RISK FACTORS

Risks Relating to the Merger

Because the merger consideration is fixed, the market value of ICE common stock and cash issued to you may be less than the value of your NYBOT membership interest.

NYBOT members that receive shares of ICE common stock in the merger will receive a fixed number of shares rather than a number of shares with a particular fixed market value. The market value of ICE common stock at the time of the closing of the merger may vary significantly from its value on the date the merger agreement was executed, the date of this document or the date on which NYBOT members vote on the merger. Because the merger consideration will not be adjusted to reflect any changes in the market price of ICE common stock, the market value of ICE common stock issued in the merger may be higher or lower than its value on earlier dates.

Changes in stock price may result from a variety of factors that are beyond the control of ICE and NYBOT, including changes in ICE’s business, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the merger and of the likelihood that the merger will be completed and general and industry-specific market and economic conditions may also have an effect on market price. Neither ICE nor NYBOT is permitted to terminate the merger agreement solely because of changes in the market price of its common stock or membership interests, respectively.

In addition, the merger may not be completed until a significant period of time has passed after the special meeting of NYBOT’s members. As a result, the market value of ICE common stock may vary significantly from the date of the special meeting to the date of the completion of the merger. You are urged to obtain up-to-date prices for ICE common stock. See “The Merger—Stock Exchange Listing and Stock and Membership Interest Prices” for ranges of historic prices of shares of ICE common stock.

We may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the merger, which could adversely affect the value of ICE common stock.

ICE and NYBOT currently operate as separate companies. The success of the merger will depend, in part, on our ability to realize the anticipated synergies and growth opportunities from combining the businesses, as well as the projected stand-alone cost savings and revenue growth trends identified by each company. On a combined basis, ICE expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies, the use of NYBOT’s clearing capabilities, as well as greater efficiencies from increased scale, market integration and increased automation. Management also expects the combined entity will enjoy revenue synergies, including by additional clearing alternatives; expense sharing; increased access, volume and liquidity to the products traded on ICE Futures and NYBOT; and expanded product offerings and increased geographic reach of ICE Futures and NYBOT. However, we must successfully combine the businesses of ICE and NYBOT in a manner that permits these cost savings and synergies to be realized. In addition, we must achieve the anticipated savings and synergies without adversely affecting current revenues and our investments in future growth. If we are not able to successfully achieve these objectives, the anticipated cost savings, revenue growth and synergies may not be realized fully or at all, or may take longer to realize than expected.

The failure to integrate successfully the businesses and operations of ICE and NYBOT in the expected time frame may adversely affect ICE’s future results.

Historically, ICE and NYBOT have operated as independent companies, and they will continue to do so until the completion of the merger. The management of ICE may face significant challenges in consolidating the functions (including regulatory functions) of ICE and NYBOT, integrating their technologies, organizations, procedures, policies and operations, as well as addressing differences in the business cultures of the two companies and retaining key NYBOT personnel. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the merger may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with market participants, employees, regulators and others with whom we have business or other dealings or our ability to achieve the anticipated benefits of the merger. In addition, difficulties in integrating the businesses or regulatory functions of ICE and NYBOT could harm the reputation of ICE.

The ability of NYBOT members to receive either cash or shares of ICE common stock pursuant to the cash election or stock election, respectively, will be subject to proration in the event of an oversubscription or undersubscription of the cash election.

The cash election and stock election available to NYBOT members in the merger is subject to proration to ensure that the total amount of cash paid by ICE will equal approximately $400,000,000. As a result, the consideration that any particular NYBOT member receives if he or she makes the cash election or the stock election will not be known at the time that he or she makes the election because the consideration will depend on the total number of NYBOT members who make the cash election and stock election. If the cash election is oversubscribed, then NYBOT members who have made the cash election will receive some shares of ICE common stock in lieu of the full amount of cash sought for their NYBOT membership interests. Likewise, if the cash election is undersubscribed, then NYBOT members who have made the stock election will receive some cash in lieu of the full number of shares of ICE common stock sought for their NYBOT membership interests. Accordingly, if NYBOT members make the cash election or the stock election with respect to their NYBOT membership interest, they may not receive exactly the amount and type of consideration that they elected to receive in the merger, which could result in, among other things, tax consequences that differ from those that would have resulted if they had received the form of consideration that they had elected (including the potential recognition of gain for federal income tax purposes if they receive cash).

Because there is no way to predict the market price of shares of ICE common stock after the merger, the value of the consideration that NYBOT members will receive in the merger may vary depending on the type of election that they make. For a discussion of the election mechanism and possible adjustments to the consideration paid to those who make the cash election or stock election, or a combination thereof, see “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members.” For a discussion of the material federal income tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences.”

The combined company will incur significant transaction and merger-related costs in connection with the merger.

ICE and NYBOT expect to incur a number of non-recurring costs associated with combining the operations of the two companies. ICE and NYBOT will also incur investment advisors, legal, accounting and other transaction fees and other costs related to the merger, anticipated to be between $32 million and $33 million. Some of these costs are payable regardless of whether the merger is completed. Moreover, under specified circumstances, NYBOT may be required to pay termination fees and reimburse certain expenses in connection with the termination of the proposed merger. See “The Merger Agreement—Termination—Termination Fees and Expense Reimbursement.” Additional unanticipated costs may be incurred in the integration of the businesses of ICE and NYBOT.

Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset these transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Certain NYBOT governors and executive officers may have interests in the merger that are different from, or in addition to or in conflict with yours.

Executive officers of ICE and NYBOT negotiated the terms of the merger agreement, and the board of directors of ICE and the board of governors of NYBOT each approved the merger agreement. NYBOT’s board of governors recommends, by a 22-1 vote, that you vote in favor of the approval and adoption of the merger agreement. NYBOT’s governors and executive officers may have interests in the merger that are different from, in addition to or in conflict with yours. These interests include the continued employment of certain executive officers of NYBOT by ICE, the membership of certain governors of NYBOT on the boards of directors of ICE and/or of the surviving corporation following the completion of the merger, and the indemnification of former NYBOT governors and executive officers by ICE. With respect to certain NYBOT governors and executive officers, these interests also include the treatment in the merger of employment agreements, “bonus pool” allocations of up to $10,747,183.66 in the aggregate made available by ICE and payable in cash and/or shares of ICE common stock (see “The Merger Agreement—Bonus Pool”), change-of-control severance plans and other rights held by these governors and executive officers. You should be aware of these interests when you consider NYBOT’s board of governors’ recommendation that you vote in favor of the merger. For a discussion of the interests of NYBOT’s governors and executive officers in the merger, see “The Merger—Interests of Officers and Governors in the Merger.”

We expect that, following the merger, ICE will have significantly less cash on hand than the sum of cash on hand of ICE and NYBOT prior to the merger. This reduced amount of cash could adversely affect ICE’s ability to grow and perform.

Following an assumed completion of the merger on September 30, 2006, after payment of the merger consideration, the expenses of consummating the merger, and all other pro forma adjustments relating to the merger, ICE is expected to have approximately $120.7 million in cash, cash equivalents, investment and other securities. Although the management of ICE believes that this amount will be sufficient to meet ICE’s business objectives, this amount is significantly less than the approximately $291.6 million of combined cash, cash equivalents, investment and other securities of the two companies as of September 30, 2006, prior to the merger and pro forma adjustments, and could constrain ICE’s ability to make necessary capital expenditures and other investments necessary to operate and grow its business. ICE’s financial position following the merger could also make it vulnerable to general economic downturns and industry conditions, and place it at a competitive disadvantage relative to its competitors that have more cash at their disposal. In the event that ICE does not have adequate capital to maintain or develop its business, additional capital may not be available to ICE on a timely basis, on favorable terms, or at all.

There will be differences between the current ownership rights of NYBOT members and the rights they can expect to have as ICE stockholders.

NYBOT members that receive ICE common stock in the merger will become ICE stockholders, and their rights as stockholders will be governed by ICE’s certificate of incorporation and bylaws. In addition, whereas NYBOT is currently a New York Type A not-for-profit corporation, governed by the New York Not-For-Profit Corporation Law, ICE is a for-profit corporation, governed by the Delaware General Corporation Law. As a result, there will be differences between the current rights of NYBOT members as owners of NYBOT membership interests and the rights they can expect to have as ICE stockholders or holders of trading rights on the surviving corporation exchange. For a discussion of other differences, see “Comparison of Rights Prior to and After the Merger” and “The Merger—Effect of the Merger on NYBOT Members.”

There will be differences between the current trading rights of NYBOT members and the trading rights they will receive from the surviving corporation.

The proposed bylaws of the surviving corporation provide that each NYBOT member will be issued trading rights in the surviving corporation. However, the organizational documents and agreements that govern their trading rights in the surviving corporation are different than those that currently govern the rights and privileges of members of NYBOT. As a result, there will be differences between the current trading rights of NYBOT members and the trading rights they will receive from the surviving corporation, including the fact that the board of directors of the surviving corporation will be permitted to modify or terminate those rights under certain circumstances. Because the trading rights that will be issued by the surviving corporation will exist as a matter of contact only, the board of directors of the surviving corporation will not have a fiduciary duty, obligation or responsibility to the holders of these trading rights and, in determining whether to amend or repeal the terms of any of these trading rights, may consider the interests of ICE rather than the interests of the holders. For a discussion of certain rights, privileges and limitations of holders of trading rights in the surviving corporation, see “The Bylaws” and “The Merger—Effect of the Merger on NYBOT Members.”

NYBOT members will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

After the completion of the merger, NYBOT members will own a smaller percentage of ICE than they currently own of NYBOT. Immediately following completion of the merger, former NYBOT members will own approximately 15%, and other ICE stockholders will own approximately 85% of ICE common stock issued and outstanding immediately following the completion of the merger. Consequently, NYBOT members, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in NYBOT.

Obtaining required approvals and necessary financing by ICE may delay the completion of the merger. Failure to obtain required approvals may reduce the anticipated benefits of the merger.

Completion of the merger is conditioned upon, among other things, the receipt of material governmental authorizations, consents, orders and approvals, including the approval of the CFTC and a private letter ruling from the Internal Revenue Service stating that the merger will be treated as a reorganization for U.S. federal income tax purposes and that the members of NYBOT and holders of NYBOT trading permits will not recognize gain in connection with the merger other than with respect to any cash consideration received. ICE and NYBOT intend to pursue all required approvals in accordance with their obligations under the merger agreement. In connection with granting these approvals, the respective governmental or other authorities may impose conditions on, or require divestitures or other changes relating to, the divisions, operations or assets of ICE or NYBOT. Such conditions, divestitures or other changes may delay completion of the merger or may reduce the anticipated benefits of the merger. See “The Merger Agreement—Conditions to Completion of the Merger” for a discussion of the conditions to the completion of the merger and “The Merger—Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the merger. In addition, ICE expects to finance a portion of the cash merger consideration through a bank loan and a new revolving credit facility. The terms of the bank loan and the credit facility are subject to negotiation among ICE and its lenders. If one or both of the term loan or credit facility are not in place prior to the completion of the merger (or alternative financing is not arranged), ICE would have insufficient cash on hand to pay the cash consideration in full. As a result, the merger could be delayed with the agreement of NYBOT until alternative financing is arranged.

Risks Relating to ICE’s Business Following the Merger

We will face intense competition that could materially and adversely affect our business. If we are not able to compete successfully, our business will not survive.

We currently compete with:

•	regulated futures exchanges that offer trading in a variety of markets, including energy markets, such as the New York Mercantile Exchange, or NYMEX;

•	energy futures exchanges, such as European Energy Derivatives Exchange, or Endex (formerly known as Amsterdam Power Exchange), Nord Pool, and Powernext;

•	voice brokers active in the commodities markets, including GFI, ICAP, Prebon Yamane and Tradition (North America);

•	other electronic energy trading platforms, such as NGX (a subsidiary of the Toronto Stock Exchange) and Houston Street; and

•	market data vendors, such as Bloomberg, Reuters, Argus and Platts (a division of The McGraw-Hill Companies Inc.).

Upon completion of the merger, we will also compete with the London International Financial Futures and Options Exchange, or LIFFE, which is now a part of Euronext, N.V. for trade execution in futures and options contracts on agricultural products such as sugar, coffee and cocoa. We may also face competition from other regional exchanges, such as the Tokyo Grain Exchange or the Brazilian Mercantile and Futures Exchange, which offer competing contracts for these products.

We may also face additional competition from new entrants to our markets. Competition in the market for commodities trading could increase if new electronic trading platforms or futures exchanges are established, or if existing platforms or exchanges that currently do not trade energy commodities products decide to do so. Additional competition from new entrants to our markets could negatively impact our trading volumes and profitability.

In addition, some of the exchanges, trading systems, dealers and other companies with which we currently or in the future may compete are or may be substantially larger than us and have or may have substantially greater financial, technical, marketing, personnel and other resources and more diverse revenue streams than we do. Some of these exchanges and other businesses have longstanding, well-established and, in some cases, dominant positions in their existing markets. They may offer a broader range of products and services and may take better advantage of business opportunities than we do.

Our ability to continually maintain and enhance our competitiveness and respond to threats from stronger current and potential competitors will have a direct impact on our results of operations. We cannot assure you that we will be able to compete effectively. If our markets, products and services are not competitive, our business, financial condition and operating results will be materially affected. Our business could also be materially affected if we fail to attract new customers or lose a substantial number of our current customers to competitors. In addition, even if new entrants or existing competitors do not significantly erode our market share, we may be required to reduce significantly the rates we charge for trade execution for certain contracts or market data to remain competitive, which could have a material adverse effect on our profitability.

Our principal competitor, NYMEX, is a regulated futures exchange that offers trading in futures products and options on those futures in the crude oil, gas and metals markets, among other commodities markets. NYMEX has taken several actions in the past year to improve its competitive position, including entering into an agreement with the Chicago Mercantile Exchange, or CME, under which CME exclusively lists NYMEX energy contracts on its electronic trading platform. NYMEX now offers electronic trading for its products on a side-by-side basis with its open-outcry markets, which may increase the competition for trading in our electronic platform and negatively impact our trading volume and the liquidity in our markets. Recently, the volume of NYMEX energy futures contracts traded electronically has surpassed the volume of its energy futures contracts traded on its open-outcry market. NYMEX also entered into an alliance with General Atlantic as a strategic partner and is expected to complete an initial public offering of NYMEX common stock in November 2006.

NYMEX also operates its own clearing house. With its own clearing house, NYMEX has had greater flexibility than ICE in introducing new products and providing clearing services. While ICE will operate NYCC following the completion of the merger, ICE may continue to rely upon a third-party, LCH.Clearnet, to provide clearing services for the trading of certain futures and cleared OTC contracts in its markets. See “—Following the completion of the merger, we may continue to rely on LCH.Clearnet to provide clearing services for the trading of certain futures and cleared OTC contracts in our markets. We cannot operate our futures and cleared OTC businesses without clearing services.”

Our business is primarily transaction-based, and declines in trading volumes and market liquidity would adversely affect our business and profitability.

ICE earns transaction fees for transactions executed in its markets and from the provision of electronic trade confirmation services. ICE derived 87.3%, 87.9%, 83.9% and 86.9% of its consolidated revenues for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively, from its transaction-based business. NYBOT also has derived a substantial portion of its revenues from transaction fees relating to trading on its exchange. NYBOT derived 74.0%, 73.0%, 69.7% and 67.5% of its consolidated revenues for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively, from its transaction-based business.

The success of our business depends on our ability to maintain and increase our trading volumes and the resulting transaction fees. Following the merger, even if we are able to further diversify our product and service offerings, our revenues and profitability will continue to depend primarily on our transaction-based business. A substantial portion of our revenues will continue to be derived from transaction fees generated from trades executed on our trading platform or NYBOT’s exchange floor, which are based primarily on the volume of contracts traded. Any decline in our trading volumes in the short-term or long-term will negatively impact our transaction fees and, therefore, our revenues. Accordingly, the occurrence of any event that reduces the amount of transaction fees we receive, whether as a result of declines in trading volumes or market liquidity, adverse response to ICE’s all electronic market, adverse response to side-by-side electronic trading in NYBOT’s core agricultural commodity contracts, reductions in commission rates, regulatory changes, competition or otherwise, will have a significant impact on our operating results and profitability. See also “—Our business depends in large part on volatility in commodity prices generally and in energy commodities prices in particular,” “—Our revenues have depended heavily upon trading volumes in the markets for ICE Brent Crude and ICE Gas Oil futures contracts and OTC North American natural gas and power contracts. A decline in volumes or in our market share in these contracts would jeopardize our ability to remain profitable and grow,” and “—Our business will also depend on the trading volumes of sugar futures contracts and options on sugar futures contracts.”

Our business depends in large part on volatility in commodity prices generally and energy prices in particular.

Participants in the markets for energy commodities trading pursue a range of trading strategies. While some participants trade in order to satisfy physical consumption needs, others seek to hedge contractual price risk or take speculative or arbitrage positions, seeking returns from price movements in different markets. Trading volume is driven primarily by the degree of volatility—the magnitude and frequency of fluctuations—in prices of commodities. Higher volatility increases the need to hedge contractual price risk and creates opportunities for speculative or arbitrage trading. Energy commodities markets historically have experienced significant price volatility and in recent years reached record levels. ICE cannot predict whether this pattern will continue, or for how long, or if this trend will reverse itself. Were there to be a sustained period of stability in the prices of energy commodities, ICE could experience lower trading volumes, slower growth or even declines in revenues as compared to recent periods.

In addition to price volatility, the increase in global energy prices, particularly for crude oil, during the past three years may have had a positive impact on the trading volume of global energy commodities, including trading volumes in ICE’s markets. If global crude oil prices decrease or return to the lower levels where they historically have been, it is possible that many market participants could reduce their trading activity or leave the trading markets altogether. Global energy prices are determined by many factors, including those listed below, which are beyond our control and are unpredictable. Consequently, we cannot predict whether global energy prices will remain at their current levels, and we cannot predict the impact that these prices will have on our future revenues or profitability.

Factors that are particularly likely to affect price volatility and price levels, and thus trading volumes, include:

•	economic, political and market conditions in the United States, Europe, the Middle East and elsewhere in the world;

•	weather conditions, including hurricanes and other significant weather events that impact production, of commodities, and, in the case of energy commodities, production, refining and distribution facilities for oil and natural gas;

•	the volatility in production volume of the commodities underlying our energy and agricultural products and markets;

•	war and acts of terrorism;

•	legislative and regulatory changes;

•	credit quality of market participants;

•	the availability of capital;

•	broad trends in industry and finance;

•	the level and volatility of interest rates;

•	fluctuating exchange rates and currency values; and

•	concerns over inflation.

Any one or more of these factors may reduce price volatility or price levels in the markets for commodities trading generally and for energy products in particular. Any reduction in price volatility or price levels could reduce trading activity in those markets, including in our markets. Moreover, any reduction in trading activity could reduce liquidity—the ability to find ready buyers and sellers at current prices—which in turn could further discourage existing and potential market participants and thus accelerate any decline in the level of trading activity in these markets. In these circumstances, the markets with the highest trading volumes, and therefore the most liquidity, would likely have a growing competitive advantage over other markets. This could put us at a greater disadvantage relative to our principal competitor and other competitors, whose markets are larger and more established than ours.

We cannot predict whether or when these unfavorable conditions may arise in the future or, if they occur, how long or severely they will affect trading volumes. A significant decline in our trading volumes, due to reduced volatility, lower prices or any other factor, could have a material adverse effect on our revenues, since our transaction fees would decline, and in particular on our profitability, since our revenues would decline faster than our expenses, some of which are fixed. Moreover, if these unfavorable conditions were to persist over a lengthy period of time and trading volumes were to decline substantially and for a long enough period, the liquidity of our markets, and the critical mass of transaction volume necessary to support viable markets, could be jeopardized.

Our revenues have depended heavily upon trading volumes in the markets for ICE Brent Crude and ICE Gas Oil futures contracts and OTC North American natural gas and power contracts. A decline in volumes or in our market share in these contracts would jeopardize our ability to remain profitable and grow.

ICE’s revenues currently depend heavily on trading volumes in four principal markets: the markets for ICE Brent Crude futures contracts, ICE Gas Oil futures contracts, OTC North American natural gas contracts and OTC North American power contracts. Trading in these four contracts in the aggregate has represented over 75% of ICE’s consolidated revenues for the most recent interim and annual periods. Our trading volume or market share in these markets may decline due to a number of factors, including:

•	development of competing contracts, and competition generally;

•	reliance on technology to conduct trading;

•	the relative stability of commodity prices;

•	reduced growth in mature commodity markets;

•	increased availability of electronic trading on competing contracts;

•	possible regulatory changes; and

•	adverse publicity and government investigations.

A decline in trading volumes in one or more of these contracts could adversely affect our business. In February 2006, ICE launched trading in the ICE WTI Crude futures contract, which has traded in substantial volumes since it began trading. While ICE only began to derive transaction fees from this contract in the second quarter of 2006, we expect that this contract could represent a significant percentage of our consolidated revenues in future periods. Accordingly, a decline in trading volumes in this contact could adversely affect our future revenues. If ICE’s market share in any of these markets declines, participants may decide to trade in other markets and our revenues would decline, which could harm our ability to remain profitable and to grow our business.

Our business will also depend on the trading volumes of sugar futures contracts and options on sugar futures contracts.

Upon completion of the merger, exchange fees derived from trading in sugar futures and options contracts on NYBOT’s exchange will be an important source of our transaction fees. NYBOT’s sugar futures and options markets are recognized globally and have achieved record trading volumes in recent years. Sugar contracts are NYBOT’s largest market and have accounted for 49.9%, 44.2%, 40.1% and 36.1% of NYBOT’s total trading volumes for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively. NYBOT’s principal sugar contract, world Sugar No. 11, achieved strong growth in futures and options volumes at the end of September 2006, with over 12.1 million sugar futures contracts traded year to date, representing an increase of 17% over the same period in 2005. The growth in volume of Sugar No. 11 options contracts has exceeded that of the corresponding futures contract, reaching a year to date volume of over 5.0 million contracts through the end of September 2006, representing a 120% increase compared to the same period in 2005. This volume growth is due, in part, to price volatility that was driven by the continued increase in demand for ethanol, which led to the diversion of significant amounts of sugar cane to ethanol production, and to the ongoing increase in global sugar consumption. Additionally, trends in the world sugar market favor trade in raw sugar, which is traded on NYBOT, versus refined sugar, which is traded in other markets, as additional refineries are completed in destinations that do not produce a domestic sugar crop and which previously relied on imports of refined sugar to fill consumption needs. Volumes have also increased due to the growth in asset allocation to index funds and their inclusion of sugar in major indices. A disruption in the growth of the sugar market could have a significant impact on our operating results and profitability.

A decline in the production of commodities traded in our markets could reduce our liquidity and adversely affect our revenues and profitability.

ICE derived 86.1%, 86.9%, 82.1% and 79.1% of its consolidated revenues for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively, from exchange fees and commission fees generated from trading in commodity products in its futures and OTC markets. The volume of contracts traded in the futures and OTC markets for any specific commodity tends to be a multiple of the physical production of that commodity. If the physical supply or production of any commodity declines, market participants could become less willing to trade in contracts based on that commodity. For example, ICE Brent Crude futures contract has been subject to this risk as production of Brent crude oil peaked in 1984 and began steadily falling in subsequent years. ICE, in consultation with market participants, altered the mechanism for settlement of ICE Brent Crude futures contract to a mechanism based on the Brent/Forties/Oseberg North Sea oil fields, known as the BFO Index, to ensure that the commodity prices on which its settlement price is based reflect a large enough pool of traders and trading activity so as to be less susceptible to manipulation. Market participants that trade in ICE Brent Crude futures contract may determine in the future, however, that additional underlying commodity products need to be considered in the settlement of that contract or that the settlement mechanism is not credible. Exchange fees earned from trading in ICE Brent Crude futures contract accounted for 52.8%, 68.8%, 65.3% and 66.6% of ICE’s total revenues from its futures business, net of intersegment fees, for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively, or 21.1%, 26.5%, 29.7% and 30.4% of ICE’s consolidated revenues for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. Any uncertainty concerning the settlement of ICE Brent Crude futures contract, or a decline in the physical supply or production of any other commodity on which our trading products are based, including agricultural commodities underlying NYBOT’s core products, could result in a decline in trading volumes in our markets, adversely affecting our revenues and profitability.

We may explore acquisition opportunities relating to other businesses, products or technologies. If we do, we may be unable to integrate them successfully with our business, or the acquisition may not produce the results we anticipated.

We intend to continue to explore and pursue acquisition opportunities to strengthen our business and grow our company. We may enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances, which may be material. We may enter into these transactions to acquire other businesses, products or technologies to expand our products and services, advance our technology or take advantage of new developments and potential changes in the industry.

The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the exchange sector. As a result, we may be unable to identify strategic opportunities or we may be unable to negotiate or finance any future acquisition successfully.

We also have limited experience in integrating a significant acquisition into our business, other than our acquisition of ICE Futures. The process of integration may produce unforeseen regulatory and operating difficulties and expenditures and may divert the attention of management from the ongoing operation of our business. Additionally, further growth of our company following the merger with NYBOT could place a significant strain on our personnel, systems and other resources, and the integration of the NYBOT transaction may divert resources from pursuing, and negatively impact our ability to pursue, strategic acquisitions.

Further, as a result of any future acquisition, we may issue additional shares of common stock that dilute shareholders ownership interest in us, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets with estimable useful lives, any of which could harm our business, financial condition or results of operations and negatively impact our stock price.

We may lose trading volume in NYBOT’s markets if electronic trading is not accepted and adopted as and to the extent we introduce it into NYBOT’s markets.

NYBOT has historically operated, and continues to operate, a traditional open-outcry trading floor on which all transactions are executed. Although ICE operates its electronic trading platform exclusively, and closed its open-outcry trading floor in April 2005, the merger agreement preserves certain core rights of NYBOT members relating to open-outcry trading of NYBOT’s agricultural products following the merger. For example, under the terms of the merger agreement, NYBOT’s trading floor may not be closed until 2013 unless certain conditions occur or there is a supermajority approval by the board of directors and the public directors of the surviving corporation. Until then, transactions for core NYBOT agricultural products executed electronically on ICE’s platform will be charged an exchange fee that is $1.00 greater per side than the exchange fee charged for the same transaction executed by open-outcry, subject to certain exceptions in the event a competing exchange introduces a competing contract or the board of directors of the surviving corporation by supermajority approval of its board and its public directors determines otherwise. Consistent with these rights, we expect to maintain side-by-side trading with respect to certain agricultural products traded in NYBOT’s markets for the foreseeable future.

We cannot assure you that electronic trading will be accepted or adopted by NYBOT participants. While there has been increasing acceptance and adoption of electronic trading by market participants generally, our competitive position could be impaired if electronic trading on our platform is not successful or if trading volumes in NYBOT’s products decline because its participants elect to trade on another platform or exchange. Declining trading volumes may make NYBOT’s futures markets less liquid than those of competing markets. We believe that the future success of our business will depend on our ability to create and maintain liquid electronic marketplaces in our products that satisfy the required functionality, performance, reliability and speed to attract and retain our customers.

In addition, the cost of operating both electronic and open-outcry trading platforms for designated agricultural products may be expensive both in terms of costs and managerial resources and other required resources. We may not have sufficient resources to adequately support or manage both trading venues, which may result in resource allocation decisions that materially adversely impact one or both venues. Also, if we continue to operate both trading platforms, liquidity on each may be less than the liquidity on a competitive unified trading platform, making NYBOT’s trading platforms less attractive and less competitive. As a result, our total revenues may be lower than if we operated only electronic trading or only open-outcry trading with respect to NYBOT’s agricultural products. Moreover, to the extent that we continue to operate two trading venues, our board and management may make decisions that are designed to enhance the continued viability of two separate trading platforms, which may have a negative impact on the overall competitiveness of each trading platform. Finally, to the extent NYBOT’s trading floor is closed, participants may seek alternative open-outcry trade execution rather than transitioning to electronic trade execution. If this occurs, our trading volumes will likely decline.

Following the completion of the merger, we may continue to rely on LCH.Clearnet to provide clearing services for the trading of certain futures and cleared OTC contracts in our markets. We cannot operate our futures and cleared OTC businesses without clearing services.

ICE currently does not own a clearing house and has contracted with LCH.Clearnet to provide clearing services to it for all futures contracts traded in its markets. Following the completion of the merger, we may continue to obtain clearing services from LCH.Clearnet even though we will own and operate NYCC. Pursuant to our contract with LCH.Clearnet, LCH.Clearnet has agreed to provide clearing services in respect of ICE’s futures contracts for an indefinite term, subject to termination by either party upon one year’s prior written notice, provided the contract is not otherwise terminated in accordance with its terms. Pursuant to a separate contract with LCH.Clearnet, LCH.Clearnet has agreed to provide clearing services to participants in ICE’s OTC business that trade designated contracts eligible for clearing, subject to the same termination provisions described above.

Following the completion of the merger, NYCC will continue to serve as the designated clearing house for all trades executed on NYBOT’s exchange. As part of the integration of our businesses, we may consider clearing certain futures and OTC contracts through NYCC. We cannot assure you that we will do so or that we will be able to do so on the same terms as we have contracted with LCH.Clearnet. NYCC is not currently authorized by United Kingdom regulators to clear transactions executed on an exchange located in the United Kingdom. Consequently, NYCC will not be able to clear trades for ICE Futures until it obtains such recognition, which could take considerable time. There is no assurance that such recognition will be granted.

If the clearing services provided to ICE’s OTC or futures customers were suspended or interrupted following the termination of our contracts with LCH.Clearnet or for any other reason, and we were unable to provide clearing services to these customers through NYCC or an alternate provider on a timely basis, our business, financial condition and results of operations would be materially and adversely affected. In particular, if our agreement with LCH.Clearnet with respect to our futures business was terminated and NYCC could not provide clearing services for ICE’s futures products, or we could not obtain clearing services from an alternate provider, we may be unable to operate certain of ICE’s futures markets and would possibly be required to cease operations in that segment of our business. For the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, transaction fees generated by ICE’s futures business, which are also referred to as exchange fees, accounted for 39.2%, 36.7%, 42.0% and 42.6%, respectively, of ICE’s consolidated revenues.

If ICE’s agreement with LCH.Clearnet relating to its OTC business was terminated and NYCC could not provide these clearing services, we may be unable to offer clearing services in connection with trading certain OTC contracts in our markets for a considerable period of time. While we would still be able to offer OTC trading in bilateral contracts, our inability to offer trading in cleared contracts, assuming that no other clearing alternatives were available, including NYCC, would significantly impair our ability to compete, particularly in light of the launch of a competing swaps-to-futures clearing facility by one of our competitors and the ease with which other competitors can introduce new cleared OTC and futures products. For the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, transaction fees derived from trading in cleared OTC contracts accounted for 38.3%, 37.5%, 21.7% and 6.4%, respectively, of ICE’s consolidated revenues. ICE’s cleared OTC contracts have been a significant component of our business, and accounted for 70.9%, 69.3%, 47.6% and 13.9% of revenues, net of the intersegment fees, generated by ICE’s OTC business for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively.

Currently, ICE’s ability to introduce new cleared OTC products is subject to review by and approval of LCH.Clearnet. LCH.Clearnet also sets all of the related clearing fees, which may be set at prices higher than those set by our competitors or at levels prohibitive to trading. If NYCC is unable to provide these services for ICE’s futures and OTC contracts, or LCH.Clearnet elects for strategic reasons to discontinue providing clearing services to ICE at any time following appropriate notice, our business, financial condition and results of operations could be materially and adversely affected. For example, LCH.Clearnet could decide to enter into a strategic alliance with a competing exchange or other trading facility. In addition, according to the terms of ICE’s contract with LCH.Clearnet with respect to its OTC business, its relationship may be terminated upon a change in control of either party. While the merger will not result in a change in control of ICE for purposes of this agreement, LCH.Clearnet may still seek to terminate the contract. The commodity markets have experienced increased consolidation in recent years and may continue to do so, and strategic alliances and changes in control involving various market participants are possible. LCH.Clearnet is owned by its members, which include banks and other financial institutions whose commercial interests are broader than the clearing services business. We cannot assure you that ICE’s futures or OTC businesses would be able to obtain clearing services from NYCC or an alternate provider in sufficient time to avoid or mitigate the material adverse effects described above and, in the case of an alternate provider, on acceptable terms.

Upon completion of the merger, we will be exposed to risks related to the cost of operating a clearing house and the risk of defaults by our participants clearing trades through our clearing house.

Following the completion of the merger, we will operate NYCC, which will require substantial ongoing expenditures and consume a significant portion of management’s time. The diversion of management attention may limit our ability to expand our business in other ways, such as through acquisitions of other companies or the development of new products and services. We cannot assure you that NYCC’s clearing arrangements will continue to be satisfactory to NYBOT’s participants or will not require substantial systems modifications to accommodate them in the future. Further, we cannot assure you that if we elect to use NYCC as the designated clearing house for certain of ICE’s futures and OTC contracts, our participants will find these services suitable or on terms acceptable to them. The transition to new clearing facilities for many ICE participants could be disruptive and costly. Our operation of NYCC may not be as successful and may not provide us the benefits we anticipated. Our operation of NYCC may not generate sufficient revenues to cover the expenses we incur.

There are also substantial risks inherent in operating a clearing house, including exposure to the credit risk of clearing members, to which ICE is not currently subject, and defaults by clearing members could subject our business to substantial losses. Although NYCC currently has policies and procedures to help ensure that clearing members can satisfy their obligations, these policies and procedures may not succeed in detecting problems or preventing defaults. NYCC also has in place various measures intended to enable it to cover any default and maintain liquidity. However, we cannot assure you that these measures will be sufficient to protect us from a default or that we will not be materially and adversely affected in the event of a significant default. Additionally, the default of any one of the clearing members could cause our customers to lose confidence in our markets and the guarantee of NYCC, which would have an adverse affect on our business.

We will also be subject to additional regulation as a result of owning a clearing house. See “—We are currently subject to regulation, and we will be subject to further regulation upon the completion of the merger. Failure to comply with existing regulatory requirements, and possible future changes in these requirements or in the current interpretation of these requirements, could adversely affect our business.”

We are currently subject to regulation, and we will be subject to further regulation upon the completion of the merger. Failure to comply with existing regulatory requirements, and possible future changes in these requirements or in the current interpretation of these requirements, could adversely affect our business.

ICE currently operates its OTC markets as an “exempt commercial market” under the CEA. As such, ICE is subject to anti-fraud, anti-manipulation, access, reporting and record-keeping requirements of the CFTC. However, unlike a futures exchange, OTC trading is not currently regulated by the CFTC. Members of Congress have, at various times over the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy generally and to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation. Separate pieces of legislation have recently been introduced in Congress that would (i) provide the CFTC with the authority to require exempt commercial markets to comply with additional regulatory requirements, including the imposition of position limits, and to require some participants on exempt commercial markets to file reports on their positions, and (ii) place price controls on natural gas derivatives and make those derivatives tradable only on a designated contract market, which is a regulatory status ICE does not presently hold. If adopted, this legislation could require us and our OTC participants to operate under heightened regulatory burdens and incur additional costs in order to comply with the additional regulations, and could deter some participants from trading on our OTC platform.

In contrast to the OTC business, ICE Futures, through which we conduct our energy futures business, operates as a Recognized Investment Exchange in the United Kingdom. As a Recognized Investment Exchange, ICE Futures has regulatory responsibility in its own right and is subject to supervision by the Financial Services Authority pursuant to the Financial Services and Markets Act 2000, or FSMA. ICE Futures is required under the FSMA to maintain sufficient financial resources, adequate systems and controls and effective arrangements for monitoring and disciplining its members. ICE Futures’ ability to comply with all applicable laws and rules is largely dependent on its maintenance of compliance, audit and reporting systems. We cannot assure you that these systems and procedures are fully effective.

Electronic trading in futures contracts on ICE Futures is permitted in many jurisdictions, including in the United States, through “no-action” relief from the local jurisdiction’s regulatory requirements. In the United States, direct electronic access to trading in ICE Futures products is offered to U.S. persons based on a series of “no-action” letters from the CFTC that permit non-U.S. exchanges, referred to as foreign boards of trade, to provide U.S. persons with electronic access to their markets without registration with the CFTC. In connection with the launch of ICE WTI Crude futures contract in February 2006, the CFTC stated that it would evaluate the future use of its no-action process. As part of its evaluation, the CFTC held a public hearing on June 27, 2006 to consider the issue of what constitutes a “board of trade, exchange, or market located outside the United States” for the purposes of exemption from CFTC jurisdiction and regulation. On November 2, 2006, the CFTC issued a Statement of Policy affirming the use of its no-action process to permit foreign boards of trade to provide U.S. persons with electronic access to their markets.

Our ability to offer new futures products under ICE’s existing no-action relief could be impacted by any actions taken by the CFTC as a result of future policy review. If we are unable to offer additional U.S. futures products, or if our offerings of products through ICE Futures to U.S. participants are subject to additional regulatory constraints, our business could be adversely affected. If the CFTC revokes or makes substantial revisions to the no-action process or to the no-action decisions upon which we currently rely, ICE Futures may be required to comply with additional regulation in the United States, including the possibility of being required to register as a regulated futures exchange in the United States, known as a “designated contract market.” Requiring ICE Futures to comply with regulation in addition to that presently required by its primary regulator, the FSA, would be costly and time consuming and could subject ICE Futures to duplicative or inconsistent regulatory requirements. Failure to comply with current regulatory requirements and regulatory requirements that may be imposed on us in the future could subject us to significant penalties, including termination of its ability to conduct our regulated futures business conducted through ICE Futures.

Upon completion of the merger, we will be subject to the regulatory framework that governs NYBOT’s open-outcry trading floor, which is a designated contract market under the regulation of the CFTC. As a self-regulatory organization, we will be responsible for ensuring that the exchange operates in accordance with existing rules and regulations.

Generally, we dedicate significant resources to protect the integrity of our markets, and the reputation of our markets for fairness and transparency is a significant factor in our long-term success. New regulations or enforcement may force us to allocate more resources to regulation or confidence in our markets may be diminished and our business may be adversely affected. Even the perception of unfairness or illegal behavior in our markets could adversely affect our business.

In addition, the recent demise in certain hedge funds that traded energy commodities may result in additional regulation by the CFTC or Congress. Legislative and regulatory initiatives, either in the United States, the United Kingdom or elsewhere, could affect one or more of the following aspects of our business or impose one or more of the following requirements:

•	the manner in which we communicate with and contract with our participants;

•	the demand for and pricing of our products and services;

•	the tax treatment of trading in our products;

•	a requirement that we maintain minimum regulatory capital on hand;

•	a requirement that we exercise regulatory oversight of our OTC participants, and assume responsibility for their conduct;

•	our financial and regulatory reporting practices;

•	our record-keeping and record-retention procedures;

•	the licensing of our employees; and

•	the conduct of our directors, officers, employees and affiliates.

The implementation of new regulations, or changes in or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our electronic platform as necessary to remain competitive and expand our business. Regulatory changes inside or outside the United States or the United Kingdom could materially and adversely affect our business, financial condition and results of operations.

Proposals of legislation or regulatory changes preventing clearing facilities from being owned or controlled by exchanges, even if unsuccessful, may limit or stop NYBOT’s ability to run a clearing house.

Many clearing firms have increasingly emphasized the importance to them of centralizing clearing of futures contracts and options on futures in order to maximize the efficient use of their capital, exercise greater control over their value at risk and extract greater operating leverage from clearing activities. Many have expressed the view that clearing firms should control the governance of clearing houses or that clearing houses should be operated as utilities rather than as for-profit enterprises. Some of these firms, along with the Futures Industry Association, are attempting to cause legislative or regulatory changes to be adopted that would facilitate mechanisms or policies that allow market participants to transfer positions from an exchange-owned clearing house to a clearing house owned and controlled by clearing firms. If these legislative or regulatory changes are adopted, our strategy and business plan may lead clearing firms to establish, or seek to use, alternative clearing houses for clearing positions established on our exchange. Even if they are not successful in their efforts, the factors described above may cause clearing firms to limit or stop the use of our clearing house. If any of these events occur, our revenues and profits would be materially and adversely affected.

The nature and role of NYBOT’s self-regulatory responsibilities may change.

Some financial services regulators have publicly stated their interest in evaluating the ability of a financial exchange, organized as a for-profit corporation, to adequately discharge its self-regulatory responsibilities. NYBOT’s regulatory programs and capabilities contribute significantly to its brand name and reputation. Although we believe that NYBOT will be permitted to maintain these responsibilities, we cannot assure you that NYBOT will not be required to modify or restructure its regulatory functions in order to address these or other concerns. Any such modifications or restructuring of its regulatory functions could entail material costs that have not currently been planned for. The CFTC has recently issued for public comment proposed changes to conflict of interest rules, including rules relating to the governance of self-regulatory organizations. Any such changes could impose significant costs and other burdens on NYBOT.

The energy commodities trading industry in North America has been subject to increased regulatory scrutiny in the recent past, and we face the risk of changes to our regulatory environment in the future, which may diminish trading volumes on ICE’s electronic platform.

ICE’s OTC business is currently subject to limited regulatory oversight due to the limitations on the types of market participants that are eligible to trade in the OTC markets. As an exempt commercial market, ICE is not subject to registration as an exchange nor to the type of comprehensive oversight to which exchanges, like NYBOT, are subject. Instead, ICE is required to comply with access, reporting and record-keeping requirements of the CFTC. In addition, ICE Futures is subject to primary regulation by the FSA, and offers its products for trading in the United States pursuant to a series of no-action letters, which effectively exempts it from CFTC jurisdiction and regulation.

In past years, and again recently, the market for OTC energy commodities trading has been the subject of increased scrutiny by regulatory and enforcement authorities due to a number of highly publicized problems involving energy commodities trading companies, particularly hedge funds. This increased scrutiny has included investigations by the Department of Justice, the Federal Energy Regulatory Commission and the Federal Trade Commission of alleged manipulative trading practices, misstatements of financial results, and other matters.

Furthermore, in response to the rise in energy commodity prices in recent years and allegations that manipulative trading practices by certain market participants may have contributed to the rise in prices, legislative and regulatory authorities at both the federal and state levels, as well as political and consumer groups, have called for increased regulation and monitoring of the OTC energy commodities markets and a review of the no-action process pursuant to which ICE Futures’ contracts are presently offered to market participants in the United States. For example, regulators in some states have publicly questioned whether some form of regulation, including price controls, should be re-imposed in OTC commodities markets, particularly in states where power markets were deregulated in recent years. In addition, members of Congress have, at various times in the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy contracts generally, to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation, to impose position limits on trading in energy commodities, and to provide for expanded CFTC surveillance of both OTC and futures markets and the people and entities that trade in those markets. Most recently, the United States Senate Permanent Subcommittee on Investigations issued a report regarding its investigation into the role of market speculation in rising oil and gas prices in which it specifically refers to ICE. If any of these measures are implemented, they could reduce demand for our products, which will adversely affect our business.

Also, on January 19, 2006, the Federal Energy Regulatory Commission issued final rules under the Energy Policy Act of 2005 clarifying the agency’s authority over market manipulation by all electricity and natural gas sellers, transmission owners and pipe lines, regardless of whether they are regulated by the Federal Energy Regulatory Commission. In addition, the Energy Policy Act of 2005 granted the Federal Energy Regulatory Commission the power to prescribe rules related to the collection and government dissemination of information regarding the availability and price of natural gas and wholesale electric energy. These rules and possible future exercises of the Federal Energy Regulatory Commission’s rulemaking powers could adversely affect the trading of certain of our products and adversely impact demand for ICE Data’s market data products in the United States or have other material adverse impacts on our business.

It is possible that future unanticipated events in the markets for energy commodities trading will lead to additional regulatory scrutiny and changes in the level of regulation to which we are subject. Increased regulation of our participants or our markets could materially adversely affect our business. The imposition of stabilizing measures such as price controls in energy commodities markets could substantially reduce or potentially even eliminate trading activity in affected markets. New laws and rules applicable to us could significantly increase our regulatory compliance costs, delay or prevent us from introducing new products and services as planned and discourage some market participants from using ICE’s electronic platform. Allegations of manipulative trading by market participants could subject us to regulatory scrutiny and possibly fines or restrictions on its business, as well as significant legal expenses and adverse publicity. All of this could lead to lower trading volumes and transaction fees, higher operating costs and lower profitability or losses.

If we are unable to keep up with rapid changes in technology and participant preferences, we may not be able to compete effectively.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability of ICE’s electronic platform and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions and the emergence of new industry standards and practices. These changes could render our existing proprietary technology uncompetitive or obsolete. Our ability to pursue our strategic objectives, including increasing trading volumes on our trading platforms, as well as our ability to continue to grow our business, will depend, in part, on our ability to:

•	enhance our existing services and maintain and improve the functionality and reliability of ICE’s electronic platform, in particular, reducing network downtime;

•	develop or license new technologies that address the increasingly sophisticated and varied needs of our participants;

•	anticipate and respond to technological advances and emerging industry practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop our existing technology and to adapt to and manage emerging technologies.

We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology to our participants’ requirements or emerging industry standards in a timely and cost-effective manner. Any failure to remain abreast of industry standards in technology and to be responsive to participant preferences could cause our market share to decline and negatively impact our profitability.

Our operating results may be subject to significant fluctuations due to a number of factors.

A number of factors beyond our control may contribute to substantial fluctuations in our operating results following the completion of the merger, particularly in our quarterly results. As a result of the factors described in the preceding risk factors, you will not be able to rely on ICE’s and NYBOT’s historical operating results in any particular period as an indication of our future performance. The commodities trading industry—and energy commodities trading in particular—has historically been subject to variability in trading volumes due primarily to five key factors. These factors include geopolitical events, weather, real and perceived supply and demand imbalances in the underlying commodities, the number of trading days in a quarter and seasonality. As a result of one or more of these factors, trading volumes in our markets could decline, possibly significantly, which would adversely affect our revenues derived from transaction fees. If we fail to meet securities analysts’ expectations regarding our operating performance, the price of ICE common stock could decline substantially. See also “—Risks Relating to an Investment in ICE’s Common Stock—The market price of ICE’s common stock may fluctuate significantly.”

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, or if our expenses increase without a corresponding increase in revenues, our profitability will be adversely affected.

ICE’s cost structure has been largely fixed, and following the merger, we expect that it will continue to be largely fixed. We base our expectations of our cost structure on historical and expected levels of demand for our products and services as well as our fixed operating infrastructure, such as computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services declines and, as a result, our revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability will be adversely affected.

Fluctuations in currency exchange rates may adversely affect our operating results.

The revenues, expenses and financial results of ICE Futures and other U.K. subsidiaries have historically been denominated in pounds sterling, the functional currency of ICE’s U.K. subsidiaries. ICE had foreign currency translation risk equal to its net investment in its subsidiaries. The financial statements of ICE’s U.K. subsidiaries were translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of shareholders’ equity. As of September 30, 2006 and December 31, 2005, the portion of ICE’s shareholders’ equity attributable to accumulated other comprehensive income from foreign currency translation was $29.9 million and $21.3 million, respectively. The period-end foreign currency exchange rate for pounds sterling to the U.S. dollar increased from 1.7188 as of December 31, 2005 to 1.8716 as of September 30, 2006.

Effective as of July 1, 2006, the functional currency of the majority of ICE’s U.K. subsidiaries became the U.S. dollar. The functional currency of an entity is the currency of the primary economic environment in which the entity operates. A change in functional currency should be accounted for prospectively, and previously issued financial statements should not be restated for a change in functional currency. In addition, if the functional currency changes from a foreign currency to the reporting currency, as is the case with ICE, translation adjustments for prior periods should not be removed from equity and the translated amounts for non-monetary assets as the end of the prior period become the accounting basis for those assets in the period of the change and subsequent periods. The functional currency switched based on various economic factors and circumstances, including the fact that beginning in the second quarter of 2006, ICE Futures began to charge and collect exchange fees in U.S. dollars rather than pounds sterling in its key futures contracts, including crude oil and heating oil contracts. We will no longer recognize any translation adjustments in the consolidated financial statements subsequent to June 30, 2006 for those U.K. subsidiaries that will switch their functional currency to the U.S. dollar. However, gains and losses from foreign currency transactions will continue to be included in other income (expense) in our consolidated statements of income.

We have foreign currency transaction risk primarily related to the settlement of foreign assets, liabilities and payables that occur through our foreign operations which are received in or paid in pounds sterling. ICE had foreign currency transaction gains (losses) of ($516,000) and $1.3 million for the nine months ended September 30, 2006 and 2005, respectively, primarily attributable to the fluctuations of pounds sterling relative to the U.S. dollar. The average exchange rate of pounds sterling to the U.S. dollar increased from 1.8065 for the nine months ended September 30, 2005 to 1.8839 for the nine months ended September 30, 2006.

We may experience substantial gains or losses from foreign currency transactions in the future given there are still net assets and expenses of our U.K. subsidiaries that are denominated in pounds sterling. Of ICE’s consolidated operating expenses, 30.5% and 35.5% were denominated in pounds sterling for the nine months ended September 30, 2006 and 2005, respectively. As the pounds sterling exchange rate changes, the U.S.

equivalent of expenses denominated in foreign currencies changes accordingly. All sales in ICE’s business are denominated in U.S. dollars, except for some small futures contracts in ICE’s futures business segment. ICE’s U.K. operations in some instances function as a natural hedge because ICE generally holds an equal amount of monetary assets and liabilities that are denominated in pounds sterling.

While we expect to continue to enter into hedging transactions to help mitigate our foreign exchange risk exposure, primarily with respect to our net investment in our U.K. subsidiaries, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of the levels of its non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we may suffer significant losses, which would adversely affect our operating results and financial condition.

The nature of our business is highly competitive, which may result in litigation with competitors or competitors’ affiliated entities.

Our business is highly competitive. ICE has been sued in the past by NYMEX and was also sued by MBF Clearing Corp, an entity closely affiliated with NYMEX, over actions ICE had taken in connection with conducting its business. While ICE was awarded summary judgment on the NYMEX suit, the decision was appealed by NYMEX. ICE also settled the MBF litigation. These litigations have been costly and time consuming. For a discussion of these matters, see “Information About ICE—Legal Proceedings.” Moreover, the results of the NYMEX litigation, or any future litigation, are inherently uncertain and may result in adverse rulings or decisions that may, individually or in the aggregate, impact our business in a material and adverse manner. See also “—Any infringement by us of intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the costs of providing, our products and services.”

Any infringement by us of intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services.

Patents and other intellectual property rights are increasingly important as further electronic components are added to trading, and patents and other intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors, as well as other companies and individuals, may have obtained, and may be expected to obtain in the future, patent rights related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued, and therefore we cannot evaluate the extent to which our products and services may be covered or asserted to be covered in pending patent applications. Thus, we cannot be sure that our products and services do not infringe on the rights of others or that others will not make claims of infringement against us.

In addition, our competitors may claim other intellectual property rights over information that is used by us in our product offerings. For example, in November 2002, NYMEX filed claims against ICE in the U.S. District Court for the Southern District of New York asserting that, among other things, it infringed copyrights NYMEX claims exist in its publicly available settlement prices that ICE uses in connection with the clearing of certain OTC derivative contracts. While the court granted a motion for summary judgment in ICE’s favor in September 2005 dismissing all claims brought against it by NYMEX, NYMEX is appealing the ruling of the District Court to the Second Circuit Court of Appeals, and no decision has yet been made by the Court of Appeals. If NYMEX successfully appeals the court’s judgment and ICE is subsequently found to have infringed NYMEX’s intellectual property rights after a trial, we may incur substantial monetary damages and may be enjoined from using or referring to one or more types of NYMEX settlement prices. If we are so enjoined, we could lose all or a substantial portion of our cleared trading volume in Henry Hub natural gas and West Texas Intermediate crude oil contracts and the related commission revenues. For more information regarding the NYMEX litigation, see “Information About ICE—Legal Proceedings—NYMEX Claim of Infringement.”

With respect to our intellectual property, if one or more of our products or services is found to infringe patents held by others, it may be required to stop developing or marketing the products or services, obtain licenses to develop and market the products or services from the holders of the patents or redesign the products or services in such a way as to avoid infringing the patents. We also could be required to pay damages if we were found to infringe patents held by others, which could materially adversely affect our business, financial condition and operating results. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether it would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we may not be able to redesign our products or services at a reasonable cost to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

Some of the proprietary technology we employ may be vulnerable to infringement by others.

Our business is dependent on proprietary technology and other intellectual property that we own or license from third parties. Despite precautions we have taken or may take to protect our intellectual property rights, third parties could copy or otherwise obtain and use our proprietary technology without authorization. It may be difficult for us to monitor unauthorized use of our intellectual property. We cannot assure you that the steps that we have taken will prevent misappropriation of our proprietary technology or intellectual property.

ICE has filed U.S. patent applications for our electronic trade confirmation service, our method to allow a participant to engage in program trading while protecting its data (referred to as ICEMaker), our method for displaying both cleared and bilateral OTC contracts in single price stream, our method for locking prices on electronic trading screens, and our method for exchanging OTC contracts and futures contracts in similar base commodities on an electronic trading platform. In addition, we have been issued a joint U.S. patent with NYMEX covering an implied market trading system. ICE has also filed patent applications in the European Patent Office and Canada for our electronic trade confirmation service and our method for displaying cleared and bilateral OTC contracts in a single price stream, as well as having made a filing under the Patent Cooperation Treaty with respect to ICEMaker. On May 5, 2006, ICE filed two new patent applications with the U.S. patent office and three corresponding patent applications under the Patent Cooperation Treaty, all of which related to systems and features for trading commodities contracts. We cannot assure you that we will obtain any final patents covering these services, nor can we predict the scope of any patents issued. In addition, we cannot assure you that any patent issued will be effective to protect this intellectual property against misappropriation. Third parties in Europe or elsewhere could acquire patents covering this or other intellectual property for which ICE obtains patents in the United States, or equivalent intellectual property, as a result of differences in local laws affecting patentability and patent validity. Third parties in other jurisdictions might also misappropriate ICE’s intellectual property rights with impunity if intellectual property protection laws are not actively enforced in those jurisdictions. Patent infringement and/or the grant of parallel patents would erode the value of ICE’s intellectual property.

ICE has secured trademark registrations for “IntercontinentalExchange” and “ICE” from the United States Patent and Trademark Office and from relevant agencies in Europe as appropriate, as well as registrations for other trademarks used in ICE’s business. ICE also has several U.S. and foreign applications pending for other trademarks used in ICE’s business. We cannot assure you that any of these marks for which applications are pending will be registered.

Upon completion of the merger, we will have a number of products and services that are protected by copyright, service mark, trademark law and contractual safeguards to proprietary interest in these products and services. For example, eCOPS, Coffee “C” and US Dollar Index will all be protected by trademarks as branded property of ICE. However, we may not be able to protect certain products and services against duplication by competitors. Certain countries where NYBOT’s commodities are produced and consumed may not recognize intellectual property rights in accordance with U.S. law.

In addition, we may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, and determine the validity and scope of the intellectual property rights of others or defend ourselves from claims of infringement. We may not receive an adequate remedy for any infringement of our intellectual property rights, and we may incur substantial costs and diversion of resources and the attention of management as a result of litigation, even if we prevail. As a result, we may choose not to enforce our infringed intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our resources, the relative strength of our intellectual property portfolio and the recourse available to us.

We face significant challenges in implementing our strategic goals of expanding product and service offerings and attracting new market participants to our markets. If we do not meet these challenges, we may not be able to increase our revenues or remain profitable.

We seek to expand the range of commodity products that can be traded in our markets and to ensure that trading in those new products becomes liquid within a sufficiently short period of time to support viable trading markets. We also seek to expand the number of contracts traded in our futures markets following the potential closure of our open-outcry trading floor. In meeting these strategic goals, however, we face a number of significant challenges, including the following:

•	To introduce new cleared contracts that will be cleared through LCH.Clearnet, we must first obtain their approval. The timing and terms of LCH. Clearnet’s approval may prevent us from bringing new cleared contracts to market as quickly and competitively as our competitors. The approval of LCH.Clearnet and the timing of our receipt will depend upon the type of product proposed, the type and extent of system modification required to establish clearing functionality for the relevant product and the integration of the new contract with ICE’s electronic platform and other challenges posed. This could result in a substantial delay between development of a cleared contract and our offering of it on ICE’s electronic platform.

•	Prior to launching a new contract, we must satisfy certain regulatory obligations, which if not satisfied could delay the launch of the new contract.

•	To expand the use of ICE’s electronic platform to additional participants and contracts, we must continue to expand capacity without disrupting functionality to satisfy evolving customer requirements.

•	To introduce new trading-related services, we must develop additional systems technology that will interface successfully with the wide variety of unique internal systems used by our participants. These challenges may involve unforeseen costs and delays.

•	We must continue to build significant brand recognition among commodities market participants in order to attract new participants to our markets. This will require us to increase our marketing expenditures. The cost of our marketing efforts may be greater than we expect, and we cannot assure you that these efforts will be successful.

Even if we resolve these issues and are able to introduce new products and services, there is no assurance that they will be accepted by our participants, attract new market participants, or be competitive with those offered by other companies. If we do not succeed in these efforts on a consistent, sustained basis, we will be unable to implement our strategic objectives. This would seriously jeopardize our ability to increase and diversify our revenues, remain profitable and continue as a viable competitor in our markets.

Reductions in our exchange rates or commission rates resulting from competitive pressures could lower our revenues and profitability.

We expect to experience pressure on our exchange rates and commission rates as a result of competition we face in our futures and OTC markets. Some of our competitors offer a broader range of products and services to a larger participant base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer commodity trading services at lower commission rates than we currently offer or may be able to offer. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in commission rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or payments in order to induce trading in their markets, rather than ours.

Our business may be harmed by computer and communications systems failures and delays.

We support and maintain many of the systems that comprise our electronic platform. Our failure to monitor or maintain these systems, or to find replacements for defective components within a system in a timely and cost-effective manner when necessary, could have a material adverse effect on our ability to conduct our business. Although we fully replicate our primary data center, our redundant systems or disaster recovery plans may prove to be inadequate. Our systems, or those of our third party providers, may fail or, due to capacity constraints, may operate slowly, causing one or more of the following:

•	unanticipated disruption in service to our participants;

•	slower response time and delays in our participants’ trade execution and processing;

•	failed settlement by participants to whom we provide trade confirmation or clearing services;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	our distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity; and

•	financial loss.

We could experience system failures due to power or telecommunications failures, human error on our part or on the part of our vendors or participants, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or terrorism and similar events. In these instances, our disaster recovery plan may prove ineffective. If any one or more of these situations were to arise, they could result in damage to our business reputation, participant dissatisfaction with our electronic platform, prompting participants to trade elsewhere, or exposure to litigation or regulatory sanctions. As a consequence, our business, financial condition and results of operations could suffer materially.

The surviving corporation’s status as a CFTC registrant generally requires that our trade execution and communications systems be able to handle anticipated present and future peak trading volume. Heavy use of computer systems during peak trading times or at times of unusual market volatility could cause those systems to operate slowly or even to fail for periods of time. We will continue to constantly monitor system loads and performance and regularly implement system upgrades to handle estimated increases in trading volume. However, we cannot assure you that our estimates of future trading volume will be accurate or that our systems will always be able to accommodate actual trading volume without failure or degradation of performance.

Our systems and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information, or which could make our participants reluctant to use our electronic platform.

We regard the secure transmission of confidential information on our electronic platform as a critical element of our operations. Our networks and those of our participants and our third party service providers, including LCH.Clearnet, may, however, be vulnerable to unauthorized access, computer viruses, firewall or encryption failures and other security problems. We may be required to expend significant resources to protect our business and our participants against the threat of security breaches or to alleviate problems caused by security breaches. Although we intend to continue to implement industry standard security measures, we cannot assure you that those measures will be sufficient to protect our business against losses or any reduced trading volume incurred in our markets as a result of any significant security breaches on our platform.

We rely on specialized management and employees.

Our future success depends, in part, upon the continued contributions of our executive officers and key employees whom we rely on for executing our business strategy and identifying new strategic initiatives. Some of these individuals have significant experience in the energy commodities trading industry and financial services markets generally, and possess extensive technology skills. We rely in particular on Jeffrey C. Sprecher, our chief executive officer, Charles A. Vice, our president and chief operating officer, Richard V. Spencer, our chief financial officer, David S. Goone, our chief strategic officer, and Edwin D. Marcial, our chief technology officer, as well as certain other employees responsible for product development and technological development within the company. Although we have entered into employment agreements with each of these executive officers, it is possible that one or more of these persons could voluntarily terminate their employment agreements with us. Furthermore, we have not entered into employment agreements with non-executive personnel, who may terminate their employment at any time. Several of these employees have been with us since ICE’s inception and have vested stock options. Any loss or interruption of the services of our executive officers or other key personnel could result in our inability to manage our operations effectively or to execute our business strategy. We cannot assure you that we would be able to find appropriate replacements for these key personnel if the need arose. We may have to incur significant costs to replace key employees who leave, and our ability to execute our business strategy could be impaired if we cannot replace departing employees in a timely manner. Competition in our industry for persons with trading industry and technology expertise is intense.

We rely on third party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service or supply by any third party could have a material adverse effect on our business.

In addition to ICE’s dependence on LCH.Clearnet as a clearing service provider, we depend on a number of suppliers, such as online service providers, hosting service and software providers, data processors, software and hardware vendors, banks, and telephone companies, for elements of our trading, clearing and other systems. For example, we rely on Atos Euronext Market Solutions Limited for the provision of a trade registration system that routes trades executed in our markets to LCH.Clearnet for clearing. Atos Euronext Market Solutions Limited and other companies within the Euronext, N.V. group of companies, are potential competitors to both our futures business and OTC business, which may affect the continued provision of these services in the future. Moreover, the proposed merger between NYSE Group, Inc. and Euronext, N.V., as well as the general trend toward industry consolidation, may increase the risk that these services may not be available to us in the future. We also rely on a large international telecommunications company for the provision of hosting services. If this company were to discontinue providing these services to us, we would likely experience significant disruption to our business until we were able to establish connectivity with another provider. We will also rely on SDS Technologies for NYBOTLiveDirect data service and on eTV Media, Inc. for NYBOTV streaming video.

We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. We also cannot assure you that any of these providers will not terminate our business relationship with us for competitive reasons or otherwise. An interruption in or the cessation of an important service or supply by any third party and our inability to make alternative arrangements in a timely manner, or at all, would result in lost revenues and higher costs.

In addition, participants trading on our electronic platform may access it through 12 independent software vendors, which represent a substantial portion of the independent software vendors that serve the commodities markets. The loss of a significant number of independent software vendors providing access could make ICE’s platform less attractive to participants who prefer this form of access.

As an electronic futures and OTC marketplace, we are subject to significant litigation and liability risks.

Many aspects of our business, and the businesses of our participants, involve substantial risks of liability. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary loss to a participant or that an unauthorized trade occurred. For example, dissatisfied participants that have traded on ICE’s electronic platform or on NYBOT’s exchange, or those on whose behalf such participants have traded, may make claims regarding the quality of trade execution, or alleged improperly confirmed or settled trades, abusive trading practices, security and confidentiality breaches, mismanagement or even fraud against us or our participants. In addition, because of the ease and speed with which sizable trades can be executed on ICE’s electronic platform, participants can lose substantial amounts by inadvertently entering trade orders or by entering them inaccurately. A large number of significant error trades could result in participant dissatisfaction.

As a result, we could incur significant legal expenses defending claims against us, even those without merit. The adverse resolution of any lawsuits or claims against us could result in an obligation to pay substantial damages, and cause us reputational harm. Our participants may face similar legal challenges, and these challenges could affect their ability or willingness to trade on ICE’s electronic platform. The initiation of lawsuits or other claims against us, or against our participants with regard to their trading activities, could adversely affect our business, financial condition and results of operations, whether or not these lawsuits or other claims are resolved in our favor. If we violate the terms and provisions of the CEA under which we operate our OTC business, or if the CFTC concludes or believes we have violated CFTC regulations or provisions of the CEA, we could also be exposed to substantial liability. See also “—We are currently subject to regulation, and we will be subject to further regulation upon the completion of the merger. Failure to comply with existing regulatory requirements, and possible future changes in these requirements or in the current interpretation of these requirements, could adversely affect our business.”

If we are compelled to monitor our OTC participants’ compliance with applicable standards, our operating expenses and exposure to private litigation could increase.

While each of ICE Futures and NYBOT currently has self-regulatory status in its futures business, ICE currently does not assume responsibility for enforcing compliance with applicable commercial and legal standards by its participants when they trade OTC contracts in its markets. If we determine that it is necessary to undertake such a role in respect of OTC products—for example, to deter unfavorable regulatory actions, to respond to regulatory actions or simply to maintain participants’ confidence in the integrity of ICE’s OTC markets—we would have to invest heavily in developing new compliance and surveillance systems, and our operating expenses could increase significantly. Our assumption of such a role could also increase our exposure to lawsuits from dissatisfied participants and other parties claiming that we failed to deter inappropriate or illegal conduct.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our financial condition and operating results.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. Our policies and procedures to identify, monitor and manage risks may not be fully effective. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed.

In addition, the CFTC has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses or suspend or revoke our designation as a contract market or the designation of NYCC as a derivatives clearing organization. Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of non-compliance or alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which can be significant. Any of these outcomes would adversely affect our reputation, financial condition and operating results. In extreme cases, these outcomes could adversely affect our ability to conduct our business.

Risks Relating to an Investment in ICE’s Common Stock

The market price of ICE’s common stock may fluctuate significantly.

The market price of ICE’s common stock has fluctuated, and may continue to fluctuate, significantly from time to time as a result of many factors, including:

•	investors’ perceptions of ICE’s prospects;

•	investors’ perceptions of the prospects of ICE’s competitors;

•	investors’ perceptions of the prospects of the commodities markets and in particular, the energy markets;

•	differences between ICE’s actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by ICE or ICE’s competitors of significant business initiatives, acquisitions, strategic partnerships or divestitures;

•	changes or trends in ICE’s industry, including trading volumes, competitive or regulatory changes or changes in the commodities markets;

•	changes in valuations for exchanges and other trading facilities in general;

•	adverse resolution of new or pending litigation against ICE;

•	additions or departures of key personnel;

•	changes in general economic conditions; and

•	broad market fluctuations.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against ICE or ICE’s major participants, as well as announced changes in ICE’s business plans or those of ICE’s competitors, could adversely affect the trading price of ICE’s stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of ICE’s common stock, regardless of ICE’s actual operating performance.

ICE may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock.

ICE may seek to raise additional funds, finance further acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of current ICE stockholders and former NYBOT members and employees that become ICE stockholders following the completion of the merger. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of ICE’s common stock.

Delaware law and some provisions of ICE’s organizational documents and employment agreements make a takeover of ICE more difficult.

Provisions of ICE’s charter and bylaws may have the effect of delaying, deferring or preventing a change in control of ICE. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for ICE’s common stock. In addition, these provisions could make it more difficult to bring about a change in the composition of ICE’s board of directors, which could result in entrenchment of management. For example, ICE’s charter and bylaws:

•	require that the number of directors be determined, and any vacancy or new board seat be filled, only by the board;

•	do not permit shareholders to act by written consent;

•	do not permit shareholders to call a special meeting unless at least a majority of the shareholders join in the request to call such a meeting;

•	allow a meeting of shareholders to be adjourned or postponed without the vote of shareholders;

•	permit the bylaws to be amended by a majority of the board without shareholder approval, and require that a bylaw amendment proposed by shareholders be approved by 66 2/3% of all outstanding shares;

•	require that notice of shareholder proposals be submitted between 90 and 120 days prior to the scheduled meeting; and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, by ICE’s board of directors without shareholder approval.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on merger and other business combinations between ICE and any holder of 15% or more of ICE’s common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested shareholder” for three years after the shareholder becomes an interested shareholder, unless the corporation’s board of directors and shareholders approve the business combination in a prescribed manner or the interested shareholder has acquired a designated percentage of ICE’s voting stock at the time it becomes an interested shareholder.

ICE’s employment agreements with ICE’s executive officers also contain change in control provisions. Under the terms of these employment agreements, all of the stock options granted to these officers after entering into the agreement will fully vest and become immediately exercisable if such officer’s employment is terminated following, or as a result of, a change in control of ICE. In addition, the executive officer is entitled to receive a significant cash payment.

These and other provisions of ICE’s organizational documents, employment agreements and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management of ICE, even if such transactions or changes would have significant benefits for ICE’s shareholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of ICE’s common stock.

ICE does not expect to pay any dividends for the foreseeable future.

ICE has not paid any dividends to its shareholders and does not anticipate paying any dividends to ICE’s shareholders for the foreseeable future. Any determination to pay dividends in the future will be made at the discretion of ICE’s board of directors and will depend upon ICE’s results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors its board deems relevant.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements have been made under the captions “Summary,” “Risk Factors,” “Information About ICE,” “ICE Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information About NYBOT” and “NYBOT Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in other sections of this prospectus/proxy statement. These statements may include statements regarding the period following completion of the merger. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions, may include projections of ICE’s and NYBOT’s future financial performance based on their growth strategies and anticipated trends in their businesses and industry. These statements are only predictions based on ICE and NYBOT’s current expectations and projections about future events. There are important factors that could cause ICE’s, NYBOT’s and merger sub’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

These risks and uncertainties are not exhaustive. Other sections of this prospectus/proxy statement describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can ICE or NYBOT assess the impact that these factors will have on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although ICE and NYBOT believe the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither ICE, NYBOT, merger sub nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Neither ICE, NYBOT nor merger sub has a duty to update any of these forward-looking statements after the date of this prospectus/proxy statement to conform the prior statements to actual results or revised expectations, and neither ICE, NYBOT nor merger sub intends to do so.

Forward-looking statements include, but are not limited to, statements about:

•	possible or assumed future results of operations and operating cash flows;

•	strategies and investment policies;

•	financing plans and the availability of capital;

•	competitive position;

•	potential growth opportunities available to ICE or NYBOT;

•	the risks associated with potential acquisitions or alliances;

•	the recruitment and retention of officers and employees;

•	expected levels of compensation;

•	potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts;

•	the likelihood of success and impact of litigation;

•	protection or enforcement of intellectual property rights;

•	the expectation with respect to securities markets and general economic conditions;

•	the ability to keep up with rapid technological change;

•	the effects of competition; and

•	the impact of future legislation and regulatory changes.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document. We expressly qualify in their entirety all forward-looking statements attributable to ICE, NYBOT or merger sub or any person acting on their behalf by the cautionary statements contained or referred to in this section.

THE SPECIAL MEETING OF NYBOT MEMBERS

Time, Place and Purpose of the NYBOT Special Meeting

The special meeting of NYBOT members will be held on December 11, 2006, in the Pat O’Shea Boardroom located on the 13th floor of NYBOT’s offices at World Financial Center, One North End Avenue, New York, New York 10282, at 3:00 p.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, pursuant to which, among other things, NYBOT has agreed to be merged with and into merger sub, with merger sub surviving the merger as a wholly-owned subsidiary of ICE and a for-profit Delaware corporation;

•	to consider and vote on any proposal that may be made by NYBOT’s President to adjourn or postpone the NYBOT special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement; and

•	to transact any other business as may properly come before the NYBOT special meeting or any adjournment or postponement of the NYBOT special meeting.

NYBOT’s board of governors overwhelmingly recommends, by a 22-1 vote, that you vote FOR the proposal to approve and adopt the merger agreement and FOR any proposal that may be made by NYBOT’s President to adjourn or postpone the NYBOT special meeting for the purpose of soliciting proxies. For the reasons for this recommendation, see “The Merger—NYBOT’s Reasons for the Merger; Recommendation of the Merger by NYBOT’s Board of Governors.”

Who Can Vote at the NYBOT Special Meeting

Only NYBOT’s equity members of record on November 15, 2006 will be entitled to vote on the proposal to approve and adopt the merger agreement. Each NYBOT member of record on November 15, 2006 is entitled to one vote on each proposal set forth at the NYBOT special meeting (irrespective of the number of membership interests held by such member). As of the record date, there were 749 NYBOT members entitled to vote at the special meeting.

Vote Required

Approval and adoption of the merger agreement by NYBOT members requires the affirmative vote of two-thirds of the votes cast by NYBOT members at the NYBOT special meeting where a quorum is present. A quorum is present if at least ten percent (10%) of NYBOT members entitled to vote at the meeting are present, whether present in person or by proxy. As a result, any failure to vote will have the same effect as a vote against the approval and adoption of the merger agreement, until the affirmative vote for the approval and adoption of the merger agreement equals or exceeds ten percent (10%) of NYBOT members entitled to vote at the meeting and an abstention will have no effect on this vote.

The approval of any other proposal presented at the NYBOT special meeting only requires the affirmative vote of a majority of the votes cast by NYBOT members at the NYBOT special meeting at which a quorum is present. A quorum is present if at least ten percent (10%) of NYBOT members entitled to vote at the meeting are present, whether present in person or by proxy. As a result, any failure to vote will have the same effect as a vote against such proposal, until the affirmative vote for the approval of such proposal equals or exceeds ten percent (10%) of NYBOT members entitled to vote at the meeting and an abstention will have no effect on this vote.

If a NYBOT member completes a proxy and abstains from voting on a proposal, the abstention will count for purposes of determining whether a quorum is present but will have no effect on the vote for the proposal.

Adjournments

If no quorum of NYBOT members is present in person or by proxy at the NYBOT special meeting, the NYBOT special meeting may be adjourned by the members present and entitled to vote at that meeting regardless of whether a quorum is present at that meeting. If NYBOT’s President proposes to adjourn the NYBOT special meeting, and this proposal is approved by NYBOT members, the NYBOT special meeting will be adjourned for this purpose. However, no proxy that is voted against a proposal described in this document will be voted in favor of an adjournment or postponement.

Manner of Voting

You may submit your vote for or against the proposal submitted at the NYBOT special meeting in person or by proxy. You may vote by proxy in any of the following ways:

•	by using the enclosed proxy card and mailing a completed and signed proxy card to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230;

•	by faxing the enclosed proxy card to the attention of Corporate Election Services, at (412) 299-9191;

•	by visiting the website noted on the enclosed proxy card and voting through the Internet; or

•	by calling the number noted on the enclosed proxy card and voting telephonically.

Information and applicable deadlines for using the proxy card, or voting through the Internet or telephonically are set forth in the enclosed proxy card instructions.

All NYBOT membership interests represented by proxy (including those given through the Internet or telephonically) received before the NYBOT special meeting or adjourned NYBOT special meeting, as the case may be, will, unless revoked, be voted in accordance with the instructions indicated in those proxies. If no instructions are indicated on a properly executed proxy card, the shares will be voted in accordance with the recommendation of NYBOT’s board of governors and, therefore, FOR the approval and adoption of the merger agreement.

If your proxy indicates instructions for some, but not all, of the proposals, your votes will be cast as indicated on the specified proposals and as described in the preceding sentence for any proposal for which no instructions are indicated. We urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your NYBOT membership interest.

You may revoke your proxy at any time before it is voted by:

•	submitting a written revocation dated after the date of the proxy that is being revoked to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230; or

•	submitting a later-dated proxy by mail, fax or through the Internet or telephonically, as provided above; or

•	attending the NYBOT special meeting and voting by paper ballot in person.

Attendance at the NYBOT special meeting will not, in and of itself, constitute revocation of a previously granted proxy. If the NYBOT special meeting is adjourned or postponed, it will not affect the ability of NYBOT members to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Inspection of Election

NYBOT has engaged Corporate Election Services to count the votes represented by proxies and ballots. An employee of Corporate Election Services will serve as Inspector of Election. NYBOT will pay Corporate Election Services a fee of approximately $7,000, plus reimbursement of reasonable out-of-pocket expenses.

Solicitation of Proxies

NYBOT and ICE will share equally the expenses incurred in connection with the printing and mailing of this document. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the governors, officers or employees of NYBOT and ICE. No additional compensation will be paid to our governors, officers or employees for solicitation.

THE MERGER

This section of the document describes material aspects of the proposed merger. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the merger agreement, which is attached as Annex A, and the other documents we refer you to for a more complete understanding of the merger.

General

NYBOT and ICE have entered into a merger agreement that provides that NYBOT will be merged with and into merger sub, with merger sub surviving the merger as a wholly-owned subsidiary of ICE.

In the merger, each outstanding NYBOT membership interest (or portion thereof) will be converted into either (1) 17,025 shares of ICE common stock, (2) cash equal to $1,074,719 or (3) a pro rata share thereof if an election is made with respect to a portion of a membership interest (which must represent a percentage of a membership interest equal to 10% or any whole multiple thereof), subject in each case to proration as described below under “The Merger Agreement—Merger Consideration To Be Received by NYBOT Members—Proration and Allocation Procedure.” Based upon ICE’s capitalization, as of the date of this prospectus/proxy statement, the aggregate number of shares of ICE common stock issued to NYBOT members in the merger will represent approximately 15% of ICE’s common stock outstanding immediately after the merger calculated on a fully-diluted basis as described below.

Background of the Merger

The exchange industry in which ICE and NYBOT operate has been experiencing a period of consolidation and strategic alliances between exchanges. The board of directors of ICE and the board of governors of NYBOT continually review their respective results of operations and competitive positions in their industry, as well as their strategic plans and alternatives. In connection with these reviews, each of ICE and NYBOT from time to time has evaluated potential joint ventures and transactions that would further their respective strategic objectives.

In particular, NYBOT’s board of governors has considered a variety of strategic alternatives, including evaluating and investing in its current business, acquiring other businesses, partnering with another business, demutualizing and becoming a for-profit company, and conducting an initial public offering. On February 12, 2004, at a meeting of NYBOT’s board of governors, senior management of NYBOT presented an overview of the benefits and detriments associated with various alternative forms of corporate structure, including demutualizing and becoming a public company.

During the spring and summer of 2004, NYBOT held preliminary discussions regarding possible strategic alternatives with a number of exchanges and entered into numerous confidentiality agreements. In particular, NYBOT held preliminary discussions regarding the possibility of a strategic joint venture with a non-U.S. exchange, referred to as exchange A. NYBOT also began exchanging due diligence information with a U.S.-based exchange, referred to as exchange B.

In October 2004, NYBOT engaged Brown Brothers Harriman (“BBH”) as its financial advisor to advise its board of governors with respect to valuation of NYBOT and potential strategic alternatives.

On November 10, 2004, at a meeting of NYBOT’s board of governors, BBH gave an overview presentation on demutualization and the effects of demutualization. During the next several months, NYBOT senior management supplemented the information presented by BBH with more detailed information relating to the potential benefits and risks of demutualization, possible effects of demutualization on members, cost estimates and other related issues, as well as outlining the steps for demutualization.

On December 8, 2004, at a meeting of NYBOT’s board of governors, a committee consisting of Mr. C. Harry Falk, President and Chief Executive Officer of NYBOT, Mr. Fred W. Schoenhut, Chairman of the Board of NYBOT, Mr. Roger Corrado, Vice Chairman of the Board of NYBOT, Mr. Joe Nicosia, a governor of NYBOT, Terrence F. Martell, Ph.D., a public governor of NYBOT, and Mr. Bill Shaughnessy, a governor of NYBOT (collectively, the “Negotiating Committee”) was formed for the purpose of exploring potential transactions with exchange A and exchange B, which had previously approached NYBOT regarding strategic transactions.

On December 22, 2004, Mr. Falk received a letter from a second US-based exchange, referred to as exchange C, which outlined potential corporate synergies, areas of common use and operating efficiencies (technology) and shared strategic vision between NYBOT and exchange C.

Over the next several months, senior management of NYBOT, members of the Negotiating Committee and representatives of BBH held numerous meetings and discussions with the parties that had previously indicated an interest in pursuing a strategic transaction with NYBOT. In particular, senior management of NYBOT and representatives of BBH met with senior management of exchange B and its investment bankers to discuss possible areas of consolidation. They also held in person and telephonic meetings with exchange C to explore a strategic transaction and additional meetings with exchange A regarding a joint venture. In addition, senior management of NYBOT, members of the Negotiating Committee and representatives of BBH commenced preliminary discussions with a third US-based exchange, referred to as exchange D, and a second non-US exchange, referred to as exchange E, regarding strategic alternatives.

During this period, representatives of NYBOT and BBH also held numerous meetings with various private equity firms to explore the possibility of a minority investment in NYBOT.

On March 8, 2005, exchange B’s investment bankers presented BBH with an oral expression of interest that proposed a transaction to acquire NYBOT at a valuation of between $100 million and $125 million for the equity of NYBOT. NYBOT senior management, together with its advisors from BBH, noted that this proposal valued NYBOT at less than the then-current price per membership and determined that a transaction at this value range did not merit serious discussions. However, senior management of NYBOT, members of the Negotiating Committee and representatives of BBH continued to remain open to exploring a potential transaction with exchange B.

In April 2005, senior management of NYBOT, members of the Negotiating Committee and representatives of BBH again had several separate meetings with exchange C and exchange D to explore mutual business interests and initiatives, as well as various strategic alternatives.

On April 13, 2005, NYBOT’s board of governors discussed and developed the concept of “core principles,” which they believed should be part of any strategic alternatives that NYBOT might pursue. The core principles would include continued open-outcry and trading privileges for core products for so long as NYBOT’s markets were efficient and continued relevance of trade committees and the exchange board of directors. The board also ratified the appointment of a working group of individuals from the current Negotiating Committee and senior management of NYBOT to continue to explore the possible transaction between NYBOT and exchange B and other strategic partners. This working group consisted of Mr. Falk, Mr. Schoenhut, Mr. Walter J. Hines, Chief Financial Officer of NYBOT, Ms. Audrey R. Hirschfeld, Senior Vice President and General Counsel of NYBOT, and Mr. Martell (collectively, the “Working Group”).

As part of ICE’s ongoing review of its strategic alternatives, ICE held preliminary discussions regarding possible strategic alternatives with NYBOT during 2005. The initial meeting between ICE and NYBOT was held on February 10, 2005 and was attended by Mr. Jeffrey Sprecher, Chief Executive Officer and Chairman of the Board of ICE, a representative of ICE’s outside legal counsel, Sullivan & Cromwell LLP, and Messrs. Falk and Schoenhut and Ms. Hirschfeld, on behalf of NYBOT. The initial meeting involved discussions regarding clearing services. These same persons had a second meeting on April 12, 2005. This second meeting focused on discussing strategic alternatives regarding clearing services and technology outsourcing. No definitive licensing, joint venture or other strategic arrangement resulted from these discussions. After these initial meetings, Mr. Sprecher and Mr. Schoenhut spoke to each other periodically at various industry trade shows, conferences and events.

On May 16, 2005, NYBOT sent a letter to exchange A outlining the combined synergies and interests the two companies could share by combining their businesses. The letter did not indicate financial terms, but served as the basis for continued discussions. In June and July 2005, senior management of NYBOT, members of the Working Group and representatives of BBH continued discussions with exchange A pertaining to a strategic joint venture and explored strategic alternatives relating to electronic trading.

In November 2005, senior management of NYBOT, members of the Working Group and representatives of BBH continued to have various telephone conferences and meetings with exchange B regarding a strategic transaction.

On November 22, 2005, BBH and NYBOT sent a letter to exchange C explaining their views on the investment merits and rationale for a transaction involving the two exchanges. The letter did not propose financial terms of a potential transaction.

On December 13, 2005, at a meeting of NYBOT members, senior management of NYBOT discussed the various strategic alternatives it had been exploring, including the possible demutualization, and the numerous exchanges with which NYBOT had been discussing strategic alternatives.

During late 2005 and early 2006, Mr. Falk, Mr. Hines and Mr. Schoenhut continued to have discussions with private equity firms that had approached NYBOT previously, and began preliminary discussions with various other private equity firms regarding a partnership with NYBOT or a minority investment in NYBOT.

On January 9, 2006, BBH received an indicative draft term sheet from a private equity firm. The term sheet from the private equity firm expressed an interest to acquire a 30% equity stake in NYBOT for between $108 million and $130 million. This proposal equated to an approximate pro forma total equity valuation of NYBOT of between $360 million and $430 million. On January 25, 2006, at a joint meeting of NYBOT’s Negotiating Committee and executive committee, BBH presented a term sheet from the private equity firm detailing its proposal. However, the term sheet did not include provisions pertaining to “core principles” for the members with respect to electronic trading rights. The term sheet also included a provision that allowed the private equity firm to cause NYBOT to implement electronic trading if failure to do so could reasonably be expected to materially adversely affect the financial performance of NYBOT. Based on the proposal from the private equity firm and preliminary discussions with other private equity firms, the Negotiating Committee and the executive committee determined that private equity firms would not meet NYBOT’s requirements for a strategic transaction. In particular, a transaction with a private equity firm would not provide liquidity to members, while at the same time would grant extensive negative controls to the private equity firm.

During the next several months, the Working Group continued to analyze strategic alternatives and update the board of governors, executive committee and Negotiating Committee as to the status of negotiations with various parties and the exploration of various strategic alternatives.

Beginning in February 2006, discussions resumed between ICE and NYBOT. On February 2, 2006 and February 3, 2006, at a regularly scheduled meeting of the ICE board of directors, ICE management continued its earlier discussions with the ICE board regarding a variety of strategic alternatives for ICE, including a review of clearing models and relationships in the exchange industry. The ICE board discussed an array of strategic alternatives and clearing options, including the likelihood of success of ICE starting its own clearing house. The ICE board also discussed how each strategic alternative would impact the competitive landscape in the exchange industry. One of the possible strategic alternatives that was discussed involved a transaction with NYBOT.

Mr. Sprecher provided an update to the ICE board on various strategic alternatives at special meetings called on February 21, 2006 and February 26, 2006. In addition, on March 8, 2006, at a regularly scheduled meeting of the ICE board held in London, England, Mr. Sprecher provided the ICE board with a detailed review of strategic alternatives and discussions that had occurred since the last ICE board meeting. At this meeting, Mr. Sprecher provided an update of the discussions between ICE management and representatives of NYBOT. Mr. Sprecher provided a summary to the ICE board regarding NYBOT’s products and operations.

During the week of March 13, 2006, at an industry conference in Boca Raton, Florida, Mr. Sprecher and Mr. Charles Vice, President and Chief Operating Officer of ICE, on behalf of ICE, and Messrs. Falk and Schoenhut, on behalf of NYBOT, met to discuss business strategies and their vision for their respective businesses. Certain officers of each of ICE and NYBOT also met with management representatives of other exchanges to discuss strategic alternatives. The representatives of ICE and NYBOT agreed that a possible transaction between the companies should be explored further and agreed to review various strategic alternatives with their respective management and boards and to continue the conversations if their respective boards were supportive of further discussions.

In mid-March 2006, ICE engaged Evercore Partners (“Evercore”) to act as its financial advisor to assist ICE in evaluating a potential transaction with NYBOT.

On March 31, 2006, ICE and NYBOT entered into a mutual confidentiality agreement to facilitate further discussions regarding a strategic relationship and to allow the sharing of confidential information necessary to analyze the potential synergies that could be realized through a strategic relationship.

As described in more detail below, at various times beginning mid-March 2006 through May 2006, representatives of ICE, including Evercore, Ernst & Young and Sullivan & Cromwell LLP, and representatives of NYBOT, including BBH, Deloitte & Touche LLP and Milbank, Tweed, Hadley & McCloy LLP (“Milbank”), outside counsel to NYBOT, met in person and held telephone conferences to continue to analyze the pro forma financial impact of a potential combination between ICE and NYBOT and to attempt to agree upon a proposed legal structure for the combination. These same parties held multiple due diligence meetings and telephone conferences during this period to assess each other’s business, legal and regulatory issues, technology, accounting and other matters.

On April 2, 2006, representatives from ICE and NYBOT met and discussed high-level points of interests for each entity in connection with a possible strategic relationship or transaction. On April 3, 2006, Mr. Schoenhut and Mr. Martell, on behalf of NYBOT, and Messrs. Sprecher and Vice, on behalf of ICE, held a full day meeting in Atlanta, Georgia to discuss the potential for ICE and NYBOT to engage in a strategic transaction. At the meeting, the parties discussed the concept of a merger between the entities and reviewed the details regarding each company’s respective businesses and products.

On April 11, 2006, Mr. Richard Spencer, Senior Vice President and Chief Financial Officer of ICE, and Mr. Sprecher met with Mr. Schoenhut, Mr. George Haase, President of NYCC, and Mr. Martell, as well as representatives of Evercore and BBH, in New York to review various strategic alternatives available to the companies and to discuss the potential synergies that might be achievable in connection with a transaction. The parties reviewed an outline of the potential form of consideration for a merger and NYBOT shared additional information regarding its financial condition, trading volumes and products.

On April 19, 2006, the parties circulated a draft term sheet. Over the ensuing six weeks, the parties continued to discuss and revise the term sheet.

On April 28, 2006, at meeting of NYBOT’s board of governors, BBH made another presentation on demutualization, including various benefits and disadvantages. A discussion ensued and the board recommended approving that NYBOT take the legal steps necessary to demutualize.

On May 4, 2006, at two separate NYBOT member meetings, Mr. Schoenhut presented an analysis of demutualization to the members, including the process for demutualization, and the potential benefits and disadvantages of demutualization.

On May 9, 2006, at a meeting of the executive committee, the Negotiating Committee and representatives of BBH provided an update on the various proposals received by NYBOT and the status of the negotiation process with ICE. In addition, the executive committee discussed the importance of “core principles,” including with respect to open-outcry trading and trade committees, to the members.

On May 11, 2006, at a regularly scheduled meeting of the ICE board held in Atlanta, Georgia with representatives of Evercore present, ICE management updated the ICE board regarding strategic alternatives. Mr. Sprecher reported to the board that ICE was still engaged in discussions with NYBOT regarding a possible strategic combination and informed the board that NYBOT met many of ICE’s strategic objectives, including:

•	NYBOT operating as a U.S. designated contract market under the Commodities Exchange Act;

•	NYBOT’s trading of products that ICE did not list for trading; and

•	NYBOT’s ownership of a clearing house, The New York Clearing Corporation.

The ICE board instructed ICE management to continue discussions with NYBOT but requested that ICE management conduct further analysis of potential synergies and risks associated with a NYBOT transaction and to review other strategic alternatives available to ICE.

On June 1, 2006, a special meeting of the ICE board was held in New York, New York to discuss a potential secondary offering of ICE common stock and whether to move forward with various strategic alternatives, including a strategic transaction with NYBOT. Mr. Sprecher discussed the opportunities, potential synergies and risks of a NYBOT transaction with the board. Mr. Sprecher updated the ICE board regarding strategic discussions with other exchanges and the ICE board discussed the likelihood of forming a successful strategic relationship with various exchanges. Sullivan & Cromwell LLP also provided the ICE board with an overview of the regulatory benefits, burdens and risks associated with various strategic alternatives, including a NYBOT transaction. Also, ICE’s clearing consultant updated the ICE board regarding various alternatives relating to clearing. The clearing consultant reviewed NYBOT’s clearing operations, which are conducted through The New York Clearing Corporation, and provided operational, regulatory and background information regarding The New York Clearing Corporation. The clearing consultant also provided information regarding the operations of other exchanges’ clearing houses for purposes of comparison.

On June 1, 2006, Messrs. Sprecher, Spencer and Mr. Johnathan Short, Senior Vice President and General Counsel of ICE, met with Ms. Hirschfeld, Mr. Martell and Mr. Schoenhut in New York, New York to further negotiate the terms of a proposed transaction. This meeting in New York was followed by a meeting on June 5, 2006 in Atlanta, Georgia among Messrs. Sprecher and Spencer, on behalf of ICE, and Messrs. Schoenhut and Martell, on behalf of NYBOT, to continue to negotiate the terms of the transaction. Specific terms of the transaction were discussed at both of these meetings, including the rights and duties of trade committees, the role of electronic trading and the appropriate governance provisions for the surviving entity.

In mid-June, 2006, the parties terminated their discussions due to equity market conditions, including the drop in ICE’s share price, and the parties’ inability to reach agreement on certain material terms of the proposed transaction. At this point in time, NYBOT asked ICE to submit a proposal to provide technology to NYBOT whereby NYBOT would license the ICE electronic trading platform for electronic trading of NYBOT’s products. Although initial meetings regarding the potential licensing arrangement were conducted, no formal agreement was reached.

In June 2006, NYBOT engaged the Parthenon Group (“Parthenon”) as its strategic advisor to evaluate risks with respect to energy trading and ICE’s competitive position in that industry.

During June and July, senior management of NYBOT, members of the Negotiating Committee and representatives of BBH continued to exchange financial information with exchange C for the purpose of exploring a potential transaction. As part of these discussions, representatives of BBH requested that exchange C provide an indication of value for NYBOT. Despite assurances from exchange C that a financial proposal would be forthcoming, NYBOT never received any indication of value from exchange C. In addition, on June 25, 2006, Mr. Schoenhut received a letter from a third non-US exchange, referred to as exchange F, that outlined a process by which NYBOT could utilize exchange F’s electronic trading system and, in return, exchange F would be given the right of first refusal to purchase any equity in NYBOT. NYBOT determined that additional discussions with exchange F based on this proposal would not be beneficial for NYBOT and its members.

In early August 2006, discussions between ICE and NYBOT resumed and a revised term sheet was circulated between the parties. These discussions resulted in significant headway in resolving open issues between the parties. At this point, ICE requested that NYBOT agree to negotiate exclusively with ICE for approximately 30 days, but no agreement for exclusive negotiations was reached. Messrs. Sprecher, Short and Mr. David Goone, Senior Vice President and Chief Strategic Officer of ICE, met with Ms. Hirschfeld, Messrs. Martell, Hines, Schoenhut and Falk of NYBOT in New York, New York on August 8-10, 2006 to discuss the terms of the potential transaction. At these series of meetings, the parties negotiated additional terms of the transaction and provided additional information regarding their respective business operations to the other party.

In August 2006 and September 2006, representatives of ICE, Evercore, Ernst & Young, Sullivan & Cromwell LLP, and representatives of NYBOT, including BBH, Deloitte & Touche LLP and Milbank met in person and held telephone conferences to continue to analyze the pro forma financial impact of a potential combination between ICE and NYBOT and to attempt to agree upon a proposed legal structure for the combination. These same parties held multiple due diligence meetings and telephone conferences during this period to assess each other’s business, legal and regulatory issues, technology, accounting and other matters.

On August 11, 2006, at a regularly scheduled meeting of the ICE board held in New York, New York, ICE management updated the ICE board regarding the NYBOT transaction. Mr. Sprecher briefed the ICE board regarding strategic changes in the exchange industry and reviewed ICE’s strategic alternatives. Evercore discussed with the board recent developments in the exchange industry and reviewed the proposed terms of a transaction with NYBOT. Evercore reviewed the potential synergies and pricing terms for a transaction with NYBOT and discussed NYBOT’s business operations. Sullivan & Cromwell LLP reviewed the proposed terms of the transaction and the ICE board asked ICE management to continue the negotiations and report back with specific information regarding the governance provisions involved in the proposed transaction.

On August 17, 2006, Sullivan & Cromwell LLP sent an initial draft merger agreement to NYBOT and Milbank. On August 17 and 18, 2006, representatives from both entities met in New York, New York to review open issues relating to the structure of the transaction and the draft merger agreement. Additional meetings were held between the parties and their advisors over the next two weeks to negotiate and revise the merger agreement, as well as to perform additional due diligence and to negotiate the bylaws for the surviving corporation.

As described in more detail below, during August and September, 2006 NYBOT continued to explore strategic alternatives with numerous parties other than ICE.

On August 4, 2006, exchange B sent NYBOT a non-binding indication of interest to acquire NYBOT for a purchase price in the range of $900 million to $1.0 billion. In response, NYBOT requested that exchange B prepare a more definitive financial proposal and a meeting between the two companies was scheduled. Over the next several weeks, NYBOT and exchange B exchanged updated due diligence information. The parties held a meeting on August 15, 2006, but exchange B never delivered a definitive financial proposal for a transaction between the two companies. At this meeting, representatives of exchange B stated that there was a bona fide interest in a transaction with NYBOT but that, due to the timing of exchange B’s own strategic initiatives, exchange B could not enter into a transaction with NYBOT for many months.

On August 17, 2006, exchange C contacted Mr. Falk and Mr. Schoenhut to discuss the potential combination of the two companies and certain aspects of its proposal. During the next few weeks, NYBOT and exchange C exchanged due diligence material and participated in numerous telephone conferences. However, NYBOT did not receive any financial proposal from this exchange.

On August 26, 2006, exchange F again contacted NYBOT to discuss a possible joint venture, as well as the purchase of an equity stake in NYBOT. However, NYBOT did not receive any financial proposal from this exchange and there were no further discussions between NYBOT and exchange F.

On September 7, 2006, an investment bank that represented exchange D contacted NYBOT to schedule a meeting on September 11, 2006 to explore a possible strategic partnership. Representatives of NYBOT and exchange D met on September 11, 2006, but exchange D was not prepared to engage in substantive discussions. NYBOT did not receive any definitive financial proposal from exchange D.

From September 1, 2006 through September 14, 2006, representatives of ICE, Sullivan & Cromwell LLP and Evercore reviewed and revised the draft merger agreement. At the same time, representatives of NYBOT, Milbank and BBH reviewed and provided comments to drafts of the merger agreement and the bylaws. In particular, on September 5, 2006, representatives of NYBOT met with representatives of ICE at ICE’s offices in Atlanta, Georgia to offer a counterproposal to certain of the terms of the merger agreement and the bylaws. Representatives of BBH, on behalf of NYBOT, and of Evercore, on behalf of ICE, also participated in this meeting. These meetings continued, both telephonically and in person, over the next several days. During the week of September 11, 2006, Messrs. Sprecher and Short and representatives from Evercore and Sullivan & Cromwell LLP, on behalf of ICE, worked with Ms. Hirschfeld, Messrs. Schoenhut and Hines and representatives of BBH and Milbank, on behalf of NYBOT, to finalize the terms of the merger agreement in New York, New York. Also during this time, the parties engaged in extensive discussions regarding the governance structure of ICE and NYBOT after the completion of the merger, including the composition of the ICE board of directors and the surviving corporation’s board of directors and the authority the surviving corporation’s board would have over electronic trading and certain core products. Each party conducted additional due diligence investigations with respect to each other’s business, legal and regulatory issues, technology and other matters during this time.

On September 8, 2006 and September 13, 2006, telephonic special meetings of the ICE board were called to discuss the NYBOT transaction. Mr. Sprecher explained that each party had made concessions to move the transaction forward and that the parties were working together to reach a mutually beneficial agreement.

On September 14, 2006, a telephonic special meeting of the ICE board was called to review and approve the merger agreement. Prior to the vote and unanimous approval of the merger agreement by the ICE board, the ICE board discussed the last stages of negotiations with NYBOT and reviewed the merger in light of ICE’s strategic objectives.

At the September 8, 2006, September 13, 2006 and September 14, 2006 board meetings, the ICE board received multiple updates from ICE management that covered legal, financial and operational matters, including information in response to the requests made by several directors in earlier meetings. At the meetings, Messrs. Short and Sprecher, representatives of Sullivan & Cromwell LLP and representatives of Evercore updated the ICE board on the key provisions of the draft merger agreement.

The ICE board was also informed that the proposed merger agreement contained a termination fee of approximately $39 million and expense reimbursement of up to $5 million, payable by NYBOT to ICE in the event that NYBOT terminated the merger agreement to accept an alternative proposal that its board deemed superior. The ICE board also reviewed the strategic advantages and risks of the proposed transaction.

The ICE board was also updated on regulatory issues and the timing of a potential closing.

On September 8, 2006 and September 12, 2006, there were joint meetings of NYBOT’s executive committee and Negotiating Committee to discuss the progress of negotiations with ICE. Representatives of BBH gave an overview of the progress of discussions with ICE and made a presentation regarding the terms of the transaction with ICE, including aspects of the merger agreement and bylaws as they related to the “core rights.” At the September 12, 2006 meeting, Parthenon provided its analysis of ICE’s business and its competitive position in the market place. A question and answer session followed during which various aspects of the transaction were discussed, including the impact of closing NYBOT’s membership seat market and the integration of an electronic platform and open-outcry trading. At the September 12, 2006 meeting, the executive committee decided to recommend the merger proposal to the board of governors for approval.

Following the September 12, 2006 meeting of the executive committee, a special meeting of NYBOT’s board of governors was held. The executive committee discussed its recommendation that the board of governors approve the merger. In addition, NYBOT’s management and representatives of BBH presented an overview of the proposed merger transaction to the board. Among other things, NYBOT’s board was informed that the board of the surviving corporation will be composed of nine directors, including two members of the current NYBOT board of governors who are designated by ICE (who will also serve on the ICE board of directors) and four directors who qualify as public directors and who, to the extent possible, will be selected from the public directors currently serving on NYBOT’s board of governors. There was also a discussion pertaining to how the transaction would preserve certain “core rights” of members relating to open-outcry trading of NYBOT’s agricultural products. The board also received a report from representatives of Milbank on the negotiations of the draft merger agreement and related documentation, including with respect to the circumstances in which NYBOT’s board could consider alternative transactions that it may regard as superior to the ICE transaction. This was followed by a presentation by Parthenon concerning ICE and its competitive positioning in the marketplace.

On September 13, 2006, NYBOT’s board of governors held a special meeting to deliberate further on the proposed transaction, with representatives of senior management, BBH, Milbank and Houlihan Lokey in attendance. The board of governors received responses from management of NYBOT related to legal, financial and operational matters in response to questions previously raised by NYBOT governors at the September 12, 2006 board meeting. A representative from Milbank also discussed in detail the board’s fiduciary duties and responsibilities and the standards that the board should consider in evaluating the proposed transaction. Representatives from Houlihan Lokey then explained the details of its opinion that, as of that date, the consideration to be received by NYBOT members in the transaction was fair from a financial point of view. See “The Merger—Opinion of NYBOT’s Financial Advisor.” The board of governors discussed various significant terms of the proposed transaction, including the conditions that must be fulfilled for the transaction to be consummated, and the circumstances in which NYBOT’s board of governors could consider alternative transactions that it may regard as superior to the proposed transaction. NYBOT’s board considered that the proposed merger agreement contained a termination fee of $39 million and expense reimbursement of up to $5 million for out-of-pocket expenses, payable by NYBOT to ICE in the event that NYBOT terminates the merger agreement to accept an alternative proposal that NYBOT’s board deemed superior for NYBOT members. NYBOT’s board then discussed at length the advantages and the risks of the proposed transaction as described under “The Merger—NYBOT’s Reasons for the Merger; Recommendation of the Merger by NYBOT’s Board of Governors.” Following all discussion, the board, upon motion duly made and seconded, by a vote of 22-1, resolved to recommend the proposed transaction to the members of NYBOT.

On September 14, 2006, each of ICE, NYBOT and merger sub executed the merger agreement. On the evening of September 14, 2006, ICE and NYBOT issued a joint press release announcing the transaction. On October 30, 2006, ICE, NYBOT and merger sub entered into the First Amendment to the merger agreement. For a description of the merger agreement, see “The Merger Agreement.”

ICE’s Reasons for the Merger

The ICE board of directors believes that the merger represents one of the most attractive strategic opportunities to combine two companies with complementary businesses and strengths, and to expand the competitiveness of the respective businesses. The ICE board determined that the merger was consistent with the strategic plans of ICE to expand its product offerings, diversify its class of commodities and establish clearing alternatives.

The ICE board identified a number of factors that it believed would contribute to the success of the merger and the future performance of the combined companies, including:

•	the combination of NYBOT and ICE would create an industry leading international energy and commodities exchange with a diversified product offering;

•	the combination of two global and rapidly growing commodity marketplaces, together with a highly respected clearing house, would allow ICE to expand its offerings for market participants, as well as create long-term shareholder value;

•	the merger will strengthen ICE’s domestic futures position and provide NYBOT with a platform for international expansion;

•	ICE’s electronic platform can bring increased access, volume and liquidity to NYBOT’s strong and growing suite of products;

•	the merger would combine NYBOT’s strong heritage, diverse range of products and rapidly growing markets with ICE’s culture of innovation, customer and stockholder focus and growth;

•	the merger provides significant opportunities for cost savings by eliminating duplicate activities, including technology, professional services, and general and administrative expenses;

•	the merger would benefit ICE’s customers by producing clearing benefits, and will support and drive growth in trading of ICE’s cleared products, including the development of new futures and OTC contracts;

•	the transaction is structured to encourage current NYBOT members and permit holders to continue to trade on the surviving corporation exchange after the completion of the merger;

•	the terms and conditions of the merger agreement and the transactions contemplated therein, including the nature and scope of the closing conditions, are comprehensive and favorable to ICE’s stockholders; and

•	the view of the ICE board of directors that the satisfaction of the conditions to completion of the merger is probable within a reasonable time frame.

The ICE board of directors also identified and considered a number of uncertainties and risks, which included:

•	the risk that the merger with NYBOT might not be completed in a timely manner or at all and the attendant adverse consequences for ICE’s and NYBOT’s businesses as a result of the pendency of the merger and operational disruption;

•	the risk that the potential benefits, savings and synergies of the merger may not be fully or partially realized;

•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the operations of ICE and NYBOT;

•	the risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of NYBOT and its subsidiaries, which may not entitle ICE to terminate the merger agreement;

•	the risk that the members of NYBOT fail to approve the transaction;

•	the risk of diverting ICE management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with NYBOT;

•	the risk associated with integrating ICE’s electronic trading platform with NYBOT’s open-outcry market and implementing electronic trading for NYBOT products;

•	the risk that certain key members of NYBOT senior management who ICE would expect to hold senior management positions in the surviving corporation might not choose to remain with the surviving corporation;

•	the risks relating to NYBOT’s business and how they would affect the results of operations of ICE after the completion of the merger;

•	the potential expenses associated with the transaction; and

•	various other risks associated with the merger and the businesses of ICE and NYBOT set forth under the heading “Risk Factors.”

The ICE board of directors weighed the benefits, advantages and opportunities of pursuing a transaction with NYBOT against the risks and challenges inherent in the proposed merger and concluded that the potential benefits of consummating the merger outweighed the potential risks. The ICE board of directors unanimously approved the merger agreement and the transactions contemplated by it.

NYBOT’s Reasons for the Merger; Recommendation of the Merger by NYBOT’s Board of Governors

On September 13, 2006, NYBOT’s board of governors determined, by a 22-1 vote, that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of NYBOT and its members and approved and adopted the merger agreement. NYBOT’s board of governors overwhelmingly recommends, by a vote of 22-1, that NYBOT members vote “FOR” the approval and adoption of the merger agreement at the NYBOT special meeting of members.

In approving the merger agreement, NYBOT’s board of governors considered a number of factors, including the factors discussed in the following paragraphs, and discussed these factors with NYBOT’s senior management and NYBOT’s financial, business and legal advisors. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, NYBOT’s board of governors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. NYBOT’s board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the board may have given different weight to different factors. This explanation of NYBOT’s reasons for the proposed merger with ICE and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

In reaching its decision, NYBOT’s board of governors consulted with NYBOT management with respect to strategic, operational, financial, legal and regulatory matters, as well as with its outside legal counsel, financial advisors and business consultants. Among the positive factors that the board of governors considered in approving the merger were the following:

Financial Terms. NYBOT’s board of governors determined that the financial terms of the merger were favorable to NYBOT members. In particular, they noted that:

•	The consideration to be paid by ICE for each NYBOT membership interest represented a premium of 24% over the last sale price of a membership interest immediately prior to the public announcement of the transaction on September 14, 2006 and a premium of 430% above the value of a membership interest on July 1, 2004.

•	Members may retain or reduce their investment in the commodities industry. While the overall transaction provides for approximately 38% of the purchase consideration in cash and approximately 62% in ICE common stock, members may elect to receive more or less stock, subject to proration.

•	There is no lock-up on the shares of ICE common stock that members will receive in the merger. Members may sell all of their ICE shares immediately upon the closing of the transaction or retain 3,162 shares in order to retain trading privileges or 21,078 shares in order to maintain clearing member privileges.

Continuation of Core Rights for NYBOT members. The transaction preserves certain core rights of members relating to open-outcry trading of NYBOT’s agricultural products. NYBOT’s board of governors noted that:

•	The floor may not be closed unless the average daily volume of open-outcry trading in any core product or all core products in the aggregate falls below 50% of the corresponding 2005 levels (with such determination to be made on a rolling 90-day basis as compared to the same period in 2005 to take seasonality into account), NYBOT’s current lease at the World Financial Center terminates or, prior to July 1, 2013, a supermajority of the surviving corporation’s public directors (who will initially be appointed prior to the closing of the transaction as described in “Directors and Officers of ICE After the Merger and the Directors and Officers of the Surviving Corporation After the Merger”) recommends such action be taken and at least a two-thirds majority of the surviving corporation’s entire board of directors approves such action.

•	Brokers handling open-outcry customer business will have the added protection of a pricing structure that provides for $1.00 per contract side premium in exchange fees for electronic trading of core products as long as a competing exchange does not launch a look-a-like physical delivery contract and subject to amendment as described below and subject to certain exceptions.

•	After the merger, even if the $1.00 premium is eliminated in a competitive situation, electronic trading fees may not be less than open-outcry fees charged by the exchange for the same contract in a core product, subject to amendment as described below and subject to certain exceptions.

•	After the merger, members who retain a trading right will be entitled to a discount of no less than 20% on fees for proprietary trading, on both open-outcry and electronic trading with respect to any existing product subject to amendment as described below and subject to certain exceptions.

•	Until July 1, 2013, core rights (including the $1.00 premium on electronic trading fees, the 20% discount in proprietary trading fees, and the pricing preferences described above) may not be amended unless approved by a supermajority of NYBOT’s public directors (who will initially be appointed prior to the closing of the transaction) as described in “Directors and Officers of ICE After the Merger and the Directors and Officers of the Surviving Corporation After the Merger” and a vote of two-thirds of the surviving corporation’s entire board.

Opportunity to Participate in a Stronger Combined Company After the Merger. Because NYBOT members would own approximately 15% of the outstanding capital stock of ICE, on a fully-diluted basis immediately after the completion of the merger, NYBOT members would have the opportunity to participate in the future performance of the combined company. In this regard, NYBOT’s board of governors noted that:

•	The transaction permits NYBOT to combine with a leading electronic exchange to initiate side-by-side electronic trading and develop additional electronic products. This avoids NYBOT having to finance its own electronic platform, may enhance NYBOT’s ability to compete against other exchanges that might seek to launch electronic trading of the same or similar products and may significantly broaden the distribution of its financial futures products through electronic trading.

•	ICE has a successful history of developing derivative contracts in energy, and ICE could encourage the introduction of electronic derivatives in NYBOT’s core agricultural products, including based on grade and location, which may lead to significant arbitrage opportunities.

•	The combined company will be led by a strong, experienced management team from both organizations.

•	The transaction will combine NYBOT’s strong reputation, long history and established brand with ICE’s culture of technological innovation, customer and stockholder focus, and growth.

•	The combined company will be a preeminent global marketplace, having an enhanced ability to compete both domestically and internationally with other commodities exchanges, by combining energy and agricultural products and by increasing scale.

•	The combined company will have a strong balance sheet and the ability to generate substantial cash flow to finance future expansion as well as to invest in improving and adding new technology, services and products for market users.

Fairness Opinion. Houlihan Lokey delivered a written fairness opinion based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, that, as of the date of the opinion, the consideration to be received by NYBOT members in the merger in exchange for their membership interests was fair to NYBOT members from a financial point of view (see “The Merger—Opinion of NYBOT’s Financial Advisor”).

Tax-Free Treatment. It is anticipated that the portion of the consideration to be received by NYBOT members in the merger in the form of shares of ICE common stock would be tax-free to NYBOT members for U.S. federal income tax purposes, although NYBOT’s board of governors was also mindful of the fact that any merger consideration received by NYBOT members in the form of cash generally would be taxable for U.S. federal income tax purposes (see “The Merger—Material United States Federal Income Tax Consequences”).

Alternatives to the Merger and Advantages of the Merger with ICE. NYBOT’s board of governors had in the past considered a number of strategic alternatives available to NYBOT, including:

•	Remaining a not-for-profit entity.

•	Converting to a for-profit public company.

•	Pursuing acquisitions by one or more other U.S. and non-U.S. exchanges.

•	Exploring alliances and joint ventures with other entities.

•	Developing its own electronic exchange similar to the exchange operated by ICE.

•	Converting the exchange into a co-operative.

NYBOT’s board of governors concluded, based on its familiarity with the commodities trading markets and the exchange industry, economic and market conditions, both historical and prospective, and based on presentations by NYBOT’s management and legal, business and financial advisors, that the merger agreement represented the most desirable strategic alternative available to NYBOT at this time. In reaching this conclusion, NYBOT’s board of governors reviewed and took into consideration:

•	The information concerning NYBOT’s and ICE’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management.

•	The current and prospective economic and competitive environment facing the commodities exchange industry and NYBOT in particular, including the anticipated electronic competition in the industry.

•	The historical market prices, volatility and trading information with respect to ICE common stock.

•	The strong strategic fit between NYBOT and ICE’s electronic trading capability.

•	The material terms of the merger agreement, including the nature and scope of the closing conditions and the ability of NYBOT’s board of governors to terminate the merger agreement with ICE to pursue an alternative proposal that it deems superior for NYBOT members.

•	The view of NYBOT’s board of governors that the satisfaction of the conditions to completion of the merger was probable within a reasonable period of time.

NYBOT’s board of governors also considered the following potentially negative factors associated with the merger:

•	ICE has been a public company for less than twelve months. During this time its share price has experienced significant volatility. ICE shares reached a high of $82.40 per share in May 2006, which was a more than three-fold increase from ICE’s initial public offering price of $26.00 in November 2005 and a recent low of $46.20 on June 14, 2006.

•	The transaction provides for a fixed number of shares to be distributed to NYBOT members. These may not be sold until the transaction closes. The value of the shares could decline during that period.

•	ICE’s business is highly dependent on the energy sector. Future profits would likely be correlated to energy trading.

•	ICE may face increased competition due to other exchanges’ advances in electronic trading, which could affect ICE’s ability to maintain its current profitability and commission structure.

•	The core rights of members related to open-outcry trading of NYBOT’s agricultural products may, under certain circumstances, be amended.

•	ICE may introduce competitive electronic products, such as mini and maxi sized contracts, which may draw customer business away from NYBOT’s existing open-outcry based contracts.

•	The risk of diverting management focus and resources from other strategic opportunities and from operational matters, and the potential disruption associated with the merger and integrating the companies.

•	The restrictions on the conduct of NYBOT’s business prior to the completion of the merger, requiring NYBOT to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent NYBOT from undertaking business opportunities that may arise pending completion of the merger.

•	ICE insiders and significant stockholders have a substantial number of shares that, prior to the expected closing date, will no longer be subject to “lock-up” restrictions. Sales of these shares could adversely impact ICE’s share price. If members elect to quickly sell the shares they receive in the merger, this may also lead to downward pressure on ICE’s share price.

•	The requirement that NYBOT submit the merger agreement to its members for approval in certain circumstances, which even if NYBOT’s board of governors withdraws its recommendation, could delay or prevent NYBOT’s ability to pursue alternative proposals if one were to become available.

•	That some officers and governors of NYBOT have interests in the merger as individuals in addition to, and that may be different from, the interests of NYBOT members, including such interests in the bonus pool (see “The Merger—Interests of Officers and Governors in the Merger”).

•	Various other risks associated with the merger and the business of NYBOT, ICE and the combined company described under “Risk Factors.”

NYBOT’s board of governors believed and continues to believe that the potential benefits that NYBOT’s board expects NYBOT and its members to achieve as a result of the proposed merger greatly outweigh potential risks and drawbacks.

In considering the proposed merger, NYBOT’s board of governors was, and is, aware of the interests of certain officers and governors of, and advisors to, NYBOT and its board in the merger, as described under “The Merger—Interests of Officers and Governors in the Merger” and “The Merger—Certain Relationships and Related-Party Transactions.”

Opinion of NYBOT’s Financial Advisor

The board of governors of NYBOT retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or Houlihan Lokey, to render to it an opinion, referred to as the Opinion, as to whether, as of the date of the Opinion, the merger consideration to be received by NYBOT members in the merger in exchange for their membership interests is fair to them from a financial point of view.

Houlihan Lokey delivered its written Opinion, dated September 13, 2006, to NYBOT’s board of governors, to the effect that, as of the date of the Opinion, on the basis of Houlihan Lokey’s analysis summarized below, and subject to the assumptions, factors and limitations set forth in the written Opinion and described below, the merger consideration to be received by NYBOT members in the merger in exchange for their membership interests is fair to them from a financial point of view.

The full text of Houlihan Lokey’s Opinion, which is attached as Annex D, describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its Opinion. The Opinion was furnished to NYBOT’s board of governors in connection with its consideration of the merger and does not constitute a recommendation to any NYBOT member on whether or not to vote in favor of or against approval and adoption of the merger agreement. The summary of Houlihan Lokey’s Opinion in this statement is qualified in its entirety by reference to the full text of its Opinion. NYBOT members are urged to read the Opinion carefully and in its entirety.

Houlihan Lokey was not requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise NYBOT’s board of governors or any other party with respect to alternatives to the merger. The Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the Opinion. Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date thereof. Houlihan Lokey has not considered, nor does Houlihan Lokey express any opinion with respect to, the prices at which the common stock of ICE has traded or may trade subsequent to the disclosure or consummation of the merger. Houlihan Lokey assumed that the common stock to be issued in the merger to NYBOT members will be registered and listed on the NYSE.

Houlihan Lokey was not requested to opine as to, and the Opinion did not address, among other things:

•	the underlying business decision of NYBOT, NYBOT members or any other party to proceed with or effect the merger;

•	the fairness of any portion or aspect of the merger not expressly addressed in the Opinion;

•	the fairness of any portion or aspect of the merger to the holders of any class of securities or membership interest, creditors or other constituencies of NYBOT or any other party other than those set forth in the Opinion;

•	the relative merits of the merger as compared to any alternative business strategies that might exist for NYBOT or any other party or the effect of any other transaction in which NYBOT or any other party might engage;

•	the tax or legal consequences of the merger to any of NYBOT, NYBOT members, or any other party;

•	the fairness of any portion or aspect of the merger to any one class or group of NYBOT’s or any other party’s security or membership interest holders vis-à-vis any other class or group of NYBOT’s or such other party’s security or membership interest holders;

•	whether or not NYBOT, its membership interest holders or any other party is receiving or paying reasonably equivalent value in the merger; or

•	the solvency, creditworthiness or fair value of NYBOT, ICE or any other participant in the merger under any applicable laws relating to bankruptcy, insolvency or similar matters.

Furthermore, no opinion, counsel or interpretation is intended with respect to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources by NYBOT. Furthermore, Houlihan Lokey relied, with the consent of NYBOT’s board of governors, on advice of the outside counsel and the independent accountants to NYBOT and ICE, and on the assumptions of the management of NYBOT, as to all legal, regulatory, accounting, insurance and tax matters with respect to NYBOT, ICE and the merger.

Houlihan Lokey has not been requested to make, and has not made, any physical inspection or independent appraisal of any of the assets, properties or liabilities (contingent or otherwise) of NYBOT, ICE or any other party, nor was Houlihan Lokey provided with any such appraisal. Furthermore, Houlihan Lokey has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which NYBOT or ICE is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which NYBOT or ICE is or may be a party or is or may be subject.

In connection with the Opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	Discussed with management of NYBOT and their representatives:

•	The nature and operations of the business of NYBOT, including NYBOT’s historical financial performance, existing business plans, future performance estimates, and budgets;

•	The assumptions underlying NYBOT’s business plans, estimates, and budgets as well as risk factors that could affect planned performance; and

•	The sale process undertaken by NYBOT and its advisors including alternatives to the merger considered and other offers for NYBOT;

•	Reviewed NYBOT’s audited financial statements for the fiscal years ended December 31, 2002 to 2005 and unaudited balance sheet and income statement of NYBOT for the seven-month period ended July 31, 2006;

•	Reviewed ICE’s Form 10-K filed for the year ended December 31, 2005, Form 10-Q filed for the period ended June 30, 2006, the prospectus filed with the SEC on November 16, 2005 and the prospectus filed with the SEC on July 18, 2006;

•	Reviewed the NYCC audited financial statements for the years ended December 31, 2004 and 2005;

•	Reviewed financial forecasts and projections prepared by the management of NYBOT with respect to NYBOT’s balance sheet for the fiscal years ending December 31, 2006 through 2014 and NYBOT’s income statement for the fiscal years ending December 31, 2006 through 2015;

•	Reviewed the merger agreement, draft dated September 11, 2006; and

•	Conducted such other studies, analyses and inquiries as it deemed necessary and appropriate under the circumstances.

The full text of the Opinion attached as Annex D sets forth in greater detail the matters considered and items reviewed by Houlihan Lokey in rendering its Opinion.

Assumptions

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, management of NYBOT has advised Houlihan Lokey, and Houlihan Lokey has assumed, without independent verification, that the financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of NYBOT, and Houlihan Lokey expresses no opinion with respect to such forecasts and projections or the assumptions on which they are based. Houlihan Lokey further has been advised, or has assumed, that the information and data provided to or otherwise discussed with Houlihan Lokey relating to the potential strategic implications and operational benefits anticipated to result from the merger were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of ICE and NYBOT as to such strategic implications and operational benefits. Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of NYBOT or ICE since the date of the most recent financial statements provided to Houlihan Lokey, and that there are no information or facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey has not considered any aspect or implication of any transaction to which NYBOT or ICE is a party (other than the merger).

Houlihan Lokey has relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the merger agreement, and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in the agreements provided to Houlihan Lokey, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Houlihan Lokey has also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delays, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of NYBOT or ICE, or otherwise have an adverse effect on NYBOT or ICE or any expected benefits of the merger. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that the final forms of the draft documents reviewed by Houlihan Lokey and identified in Houlihan Lokey’s Opinion will not differ in any material respect from such draft documents.

Summary of Financial Analyses Performed by Houlihan Lokey

The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its Opinion. You are urged to read the full text of the Opinion carefully and in its entirety.

In connection with rendering its Opinion, Houlihan Lokey performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and is not, therefore, readily susceptible to summary description. Furthermore, in arriving at its Opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that consideration of any portion of such analyses and factors, without consideration of all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its Opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NYBOT. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The financial analyses summarized below were based upon market prices as of September 12, 2006, the trading day immediately preceding the date of the Opinion, unless otherwise noted.

In connection with its opinion, Houlihan Lokey did not consider or ascribe value to the right of NYBOT members to receive a pro rata share of unpaid bonus pool amounts, or of excess working capital, because the amounts, if any, to be received therefor were not determinable at the date of the Opinion.

In order to evaluate the fairness to NYBOT members, from a financial point of view, of the merger consideration to be received by NYBOT members in exchange for their membership interests, Houlihan Lokey evaluated the enterprise value ranges from operations (i.e., the equity value, plus all of its interest-bearing debt less cash and non-operating assets) (referred to herein as enterprise value), and the value of the common equity, or MVE, of NYBOT (referred to herein as market value of equity), relative to the merger consideration.

In order to determine the enterprise and common equity value ranges of NYBOT, Houlihan Lokey utilized the following financial analyses based upon its view that they are appropriate and reflective of generally accepted valuation methodologies given the availability of information regarding comparable publicly-traded companies, the availability of forecasts from management of NYBOT, and the availability of information regarding similar transactions, as applicable. Each analysis provides an indication of the standalone enterprise value from operations of NYBOT. No single analysis was considered to be more appropriate than any other analysis, and therefore Houlihan Lokey considered all of the aforementioned analyses in arriving at its conclusion.

Houlihan Lokey conducted a market multiple analysis, a comparable transaction analysis, a discounted cash flow analysis, a membership interest seat price analysis, a public market trading analysis for ICE and a contribution analysis. The following analyses assume, based on management estimates, that none of NYBOT or ICE has any material contingent liabilities.

Market Multiple Analysis. This analysis provides an indication of enterprise value derived from multiples of (i) revenues, (ii) earnings before interest, taxes, depreciation and amortization, or EBITDA, (iii) earnings before interest and taxes, or EBIT, and an indication of market value of equity derived from multiples of net income. In order to derive NYBOT’s enterprise value from the market value of equity, net debt (total debt net of cash) is normally added to the market value of equity. Since NYBOT had no interest bearing debt, Houlihan Lokey deducted $44.3 million of cash from the calculated market value of equity.

Houlihan Lokey’s selection of market multiples for NYBOT was based upon its analysis of financial information of certain publicly-traded companies listed below that it considered to be reasonably comparable to NYBOT, based on the industries in which the companies operate, their principal competitors and their business risk profiles. Houlihan Lokey’s analysis of comparable companies included both qualitative considerations and quantitative considerations such as size, profitability, growth history and prospects. However, no single factor was determinative in these analyses.

Houlihan Lokey calculated certain financial ratios of these comparable companies based on the most recent publicly available information regarding these companies, including the multiples of enterprise value to revenues, enterprise value to EBITDA, enterprise value to EBIT, and market value of equity to net income, for the latest twelve-month period ended June 30, 2006, or LTM, for the projected fiscal year ending December 31, 2006, or 2006E, and the projected fiscal year ending December 31, 2007, or 2007E.

Houlihan Lokey reviewed publicly-available financial information of the following publicly traded comparable companies: Chicago Mercantile Exchange Holdings, Inc., CBOT Holdings, Inc. and IntercontinentalExchange, Inc., which were categorized as “Tier 1” companies on the basis of the industry in which they operate (financial exchanges), their products (futures) and their geographic scope (North America), and NASDAQ Stock Market, Inc., NYSE Group, Inc., TSX Group, Inc., and International Securities Exchange Holdings, Inc., which were categorized as “Tier 2” companies on the basis of the industry in which they operate (financial exchanges) and their geographic scope (North America). Because of their product lines (futures trading), the Tier 1 companies have been considered to have more similar risk profiles and growth prospects to NYBOT than the Tier 2 companies. The projections used in Houlihan Lokey’s analysis of these comparable companies were based on I/B/E/S analyst consensus estimates and public analyst reports.

The analysis indicated that the multiples for the publicly traded comparable companies as of approximately September 12, 2006 were as follows:

	ENTERPRISE VALUE / EBITDA			ENTERPRISE VALUE / EBIT
	LTM	2006E	2007E	LTM	2006E	2007E
Tier 1
Median	24.6x	18.7x	15.0x	29.8x	23.5x	18.6x
Mean	25.1x	19.4x	15.4x	29.5x	23.5x	17.9x

Tier 2
Median	16.7x	15.2x	12.8x	20.6x	19.4x	14.5x
Mean	17.7x	15.9x	11.8x	24.0x	20.3x	13.7x

	ENTERPRISE VALUE / Revenue			MARKET VALUE OF EQUITY / Net Income
	LTM	2006E	2007E	LTM	2006E	2007E
Tier 1
Median	15.30x	12.73x	10.05x	46.0x	40.0x	31.7x
Mean	14.61x	11.99x	9.83x	48.6x	37.6x	29.0x

Tier 2
Median	6.60x	5.75x	5.15x	51.8x	37.8x	24.8x
Mean	6.33x	5.68x	5.12x	56.1x	37.9x	24.1x

For purposes of determining the appropriate level of revenues, EBITDA, EBIT and net income for NYBOT, Houlihan Lokey utilized historical financial statements and projected financial statements for the years ended December 31, 2006 and 2007, provided by NYBOT’s management. These financial results were adjusted for the following nonrecurring costs or gains: fixed asset write-offs and dispositions; clearing member default costs; costs of terminating certain agreements; and net gain on insurance settlement.

Houlihan Lokey derived NYBOT’s enterprise value and market value of equity by applying selected revenues, EBITDA, EBIT and net income multiples to NYBOT’s revenues, adjusted EBITDA, adjusted EBIT and adjusted net income results for the latest twelve month period ended July 31, 2006 as well as to projected results for the fiscal years ending December 31, 2006 and December 31, 2007.

1. With respect to enterprise value to revenues multiples, Houlihan Lokey selected multiples in the range of 8.0x to 10.0x for the LTM period, 7.5x to 9.5x for the 2006E period and 6.5x to 8.5x for the 2007E period.

2. With respect to enterprise value to EBITDA multiples, Houlihan Lokey selected multiples in the range of 21.0x to 24.0x for the LTM period, 17.0x to 19.0x for the 2006E period and 13.0x to 15.0x for the 2007E period.

3. With respect to enterprise value to EBIT multiples, Houlihan Lokey selected multiples in the range of 25.0x to 27.0x for the LTM period, 20.0x to 23.0x for the 2006E period and 15.5x to 17.5x for the 2007E.

4. With respect to market value of equity to net income multiples, Houlihan Lokey selected multiples in the range of 40.0x to 44.0x for the LTM period, 32.0x to 36.0x for the 2006E period and 24.0x to 28.0x for the 2007E period.

Based on this market multiple analysis, the indicated enterprise value range for NYBOT was $711.1 million to $814.1 million and the indicated market value of equity range was $755.4 million to $858.4 million.

Comparable Transaction Analysis. This analysis provides an indication of the value that an acquirer may be willing to pay in a transaction as a multiple of certain of the target company’s operating and financial metrics such as revenues, EBITDA and EBIT. Houlihan Lokey reviewed publicly available financial information of the following merger and acquisition transactions announced between January 1, 2002 and August 31, 2006 involving companies deemed comparable to NYBOT:

Acquiror	Target	Dated Announced
Deutsche Boerse AG	Euronext NV	May 23, 2006
NYSE Group	Euronext NV	May 22, 2006
ICAP Plc	EBS Group	April 21, 2006
Nasdaq Stock Market inc	London Stock Exchange Plc(1)	April 11, 2006
General Atlantic	NYMEX Holdings, Inc.(2)	September 20, 2005
NYSE Group	Archipelago	April 20, 2005
OMX AB	Kobenvahns Fondsbors A/S	November 15, 2004
Instinet	Island ECN	June 10, 2002

(1)	NASDAQ purchased a 25% equity stake in LSE.
(2)	Based on a 10% equity investment.

Houlihan Lokey deemed the target companies in these transactions to be reasonably comparable to NYBOT based on the industry in which NYBOT operates, its principal competitors and its business risk profile.

The analysis showed that the multiples exhibited by the companies involved in these comparable transactions as of the announcement date of each transaction were as follows:

Enterprise Value to
	Revenues	EBITDA	EBIT
Low	1.68x	8.5x	11.2x
High	9.81x	21.4x	23.8x
Median	4.74x	12.9x	18.7x
Mean	5.54x	14.7x	18.1x

Houlihan Lokey derived indications of NYBOT’s enterprise value by applying selected multiples to NYBOT’s latest twelve month revenues, EBITDA and EBIT results. Houlihan Lokey selected enterprise value to revenues multiples in the range of 8.0x to 9.0x, enterprise value to EBITDA multiples in the range of 18.0x to 20.0x and enterprise value to EBIT multiples in the range of 20.0x to 22.0x. The indicated enterprise value range from this method was $654.1 million to $727.4 million for NYBOT and the indicated range of market value of equity was $698.4 million to $771.7 million.

Discounted Cash Flow Analysis. This analysis provides an indication of value for each company based on its ability to achieve its projected financial results. This analysis utilizes the projected cash flows of NYBOT discounted back to present value based on a range of risk-adjusted discount rates.

For purposes of its discounted cash flow analysis, Houlihan Lokey utilized certain financial projections of NYBOT that were prepared by NYBOT management for the fiscal years ending December 31, 2006, 2007, 2008, 2009 and 2010. In order to determine the enterprise value of NYBOT, Houlihan Lokey first derived adjusted free cash flow by adjusting projected EBIT for capital expenditures, as well as working capital requirements and taxes.

Houlihan Lokey used the terminal multiple approach to determine the separate value of NYBOT at the end of the projection period. In the terminal multiple approach, Houlihan Lokey evaluated the aggregate value of all estimated future cash flows subsequent to the projection period (referred to herein as the terminal value) by multiplying NYBOT’s estimated EBITDA in the final projection year (2010) by terminal EBITDA multiples ranging from 13.0x to 15.0x. Houlihan Lokey selected a range of terminal EBITDA multiples based on the range of enterprise value to EBITDA multiples calculated in the respective Market Multiple and Comparable Transaction Analyses, as applicable. Houlihan Lokey then applied risk-adjusted discount rates to NYBOT’s projected adjusted free cash flows in order to discount NYBOT’s projected future cash flows to a present value. Houlihan Lokey applied the risk-adjusted discount rates in the range of 14.5% to 16.5%.

NYBOT’s enterprise value was calculated as the sum of (i) the present value of free cash flows for the period September 1, 2006 through December 31, 2010 and (ii) the present value of NYBOT’s terminal value.

Based on this discounted cash flow analysis, the indicated enterprise value of NYBOT ranged from $744.3 million to $899.5 million, or a market value of equity ranging between $788.7 million to $943.8 million.

Membership Interest Seat Price Analysis. Houlihan Lokey analyzed the historical prices for NYBOT’s membership interest seats and reviewed news articles and press releases relating to NYBOT. In particular, Houlihan Lokey analyzed NYBOT’s (i) latest seat trade price, (ii) the average of the seat prices in the last 5, 10 and 20 trades and the average of the seat prices for all 2006 trades, all as of September 12, 2006. Based on the highest and lowest seat prices paid in trades that took place within the last 90 days preceding September 12, 2006, Houlihan Lokey noted seat prices ranging from $675,000 to $850,000, indicating a range of total equity value from $660.0 million to $830.0 million based on 977 seats. Additionally, Houlihan Lokey estimated the value of the floor trading rights associated with NYBOT’s seat ownership, using leasing rates of the average of the last five announced leases of the seat trading rights and capitalization rates ranging from 8% to 12%. Based on this analysis, Houlihan Lokey estimated the seat prices, net of the value of the trading rights associated with such seat, to be in the range of $516,000 to $744,000 per seat, or a total equity value of $500.0 million to $730.0 million based on 977 seats.

Determination of NYBOT’s Equity Value. Based upon the above analyses, Houlihan Lokey determined indications of ranges of equity values for NYBOT as follows (rounded):

•	Market Multiple Analysis: $760.0 million to $860.0 million

•	Comparable Transaction Analysis: $700.0 million to $770.0 million

•	Discounted Cash Flow Analysis: $790.0 million to $940.0 million

•	NYBOT Seat Price: $660.0 million to $830.0 million

•	NYBOT Seat Price, net of trading rights: $500.0 million to $730.0 million

These ranges of equity values for NYBOT compared to a transaction consideration of $1,051.6 million as of September 12, 2006.

ICE Public Market Trading Analysis. Houlihan Lokey analyzed the historical market prices and trading volume for ICE’s publicly held common stock and reviewed analyst reports, news articles, press releases relating to ICE, and ICE’s common stock ownership. Houlihan Lokey analyzed ICE’s closing stock price on a spot basis and the lowest and highest stock prices on a 90-day and 30-day period basis and since its IPO on November 16, 2005, all as of September 12, 2006, the trading day immediately prior to the delivery of Houlihan Lokey’s opinion.

Additionally, Houlihan Lokey performed a sensitivity analysis comparing the merger consideration, calculated as the sum of $400.0 million in cash and 10,297,000 ICE common stock shares, assuming ICE’s highest, lowest and average stock price for the last 90 days. This sensitivity analysis resulted in a total value of the merger consideration ranging from $873.7 million to $1,215.2 million, with a midpoint of $1,044.5 million. Houlihan Lokey noted that the $1,051.6 million value of the merger consideration as of September 12, 2006, is approximately 0.7% higher than the midpoint of $1,044.5 million.

Contribution Analysis. Houlihan Lokey then evaluated NYBOT’s revenues, EBITDA and net income contribution, on a pre-merger basis, to the total combined entity of NYBOT and ICE. This analysis was performed to compare the proportionate operating performance contributed by NYBOT to the proportion of the combined entity’s equity to be received by NYBOT members in the merger. Houlihan Lokey concluded the range of NYBOT’s relative contribution, before taking into account any synergy resulting from the merger, was between:

•	26.0% of the expected combined revenues for 2006 and 24.4% of the expected combined revenues for 2007;

•	16.7% of the expected combined EBITDA for 2006 and 18.2% of the expected combined EBITDA for 2007; and

•	13.5% of the expected combined net income for 2006 and 15.0% of the expected combined net income for 2007;

For purpose of comparison to the contribution analysis above, Houlihan Lokey noted that, NYBOT membership interest pro forma ownership of the combined entity equity, calculated as if the value of the merger consideration were paid totally in ICE common stock, was 23.4% and calculated on an actual basis was 14.5%.

Additionally, Houlihan Lokey discussed with NYBOT’s management the likelihood of clearing ICE’s products through NYBOT’s in-house clearing house, instead of a third-party clearing organization, and the resulting revenue synergies. Houlihan Lokey considered these revenue synergies in its analysis of the combined entity’s pro forma earnings per share and the related accretion/dilution analysis.

Miscellaneous

Houlihan Lokey has acted as financial advisor to the board of governors of NYBOT in connection with the merger and has received from NYBOT customary fees for providing its fairness opinion, which was not contingent upon the conclusions reached in its Opinion, any actions taken by NYBOT’s board of governors, the approval of the merger by NYBOT members or the consummation of the merger. In addition NYBOT has agreed to indemnify Houlihan Lokey for certain liabilities and other items arising out of its engagement.

NYBOT chose to retain Houlihan Lokey to serve as financial advisor to the board of governors based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions.

Houlihan Lokey is an internationally recognized investment banking firm that is engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. It has no material prior relationship with the board of governors of NYBOT or their affiliates.

Interests of Officers and Governors in the Merger

Interests of NYBOT’s Governors and Executive Officers

In considering the recommendation of NYBOT’s board of governors to vote FOR the proposal to approve and adopt the merger agreement, NYBOT members should be aware that members of NYBOT’s board of governors and its executive management have relationships, agreements or arrangements that provide them with interests in the merger that may be in addition to or different from those of NYBOT members. NYBOT’s board of governors was fully aware of these relationships, agreements and arrangements during its deliberations on the merits of the merger and in making its decision to recommend to NYBOT members that they vote to approve and adopt the merger agreement. See “The Merger—NYBOT’s Reasons for the Merger; Recommendation of the Merger by NYBOT’s Board of Governors.”

NYBOT Governors. Pursuant to the terms of the merger agreement, until the second anniversary of the completion of the merger, the surviving corporation’s board of directors will be comprised of nine directors, including two members of the current NYBOT board of governors designated by ICE (who will also serve on the ICE board), and four directors who qualify as “public directors” and who, to the extent possible, will be initially selected from the current public governors on NYBOT’s board of governors. Terrence F. Martell and Frederick W. Schoenhut are expected to serve as directors of ICE after the merger. NYBOT’s governors who are expected to serve on the surviving corporation’s board of directors and ICE’s board of directors after the merger are expected to be compensated for their services in that capacity in accordance with a customary director compensation policy. For further information, see “Directors and Officers of ICE After the Merger and the Directors and Officers of the Surviving Corporation After the Merger.”

NYBOT Management. Certain members of NYBOT management are expected to serve in senior management positions of the surviving corporation after the merger. For further information, see “Directors and Officers of ICE After the Merger and the Directors and Officers of the Surviving Corporation After the Merger.”

NYBOT Employment and Change-in-Control Policy. NYBOT has in place an employment agreement with C. Harry Falk, President and Chief Executive Officer of NYBOT. The employment agreement provides for Mr. Falk to serve as President and Chief Executive Officer of NYBOT and, in such capacity, to have authority over the general management of NYBOT’s business and supervision of all of its operations. The agreement may be terminated by NYBOT at any time upon three months’ written notice, or immediately, if terminated for “cause” as defined in the agreement. Upon termination of the agreement, Mr. Falk would be bound by a non-competition provision for a period of three months (or one year, if terminated for cause) following termination of his employment.

NYBOT has a change-in-control policy that provides if, within two years following a change of control, NYBOT or its successor terminates an employee other than for cause or the employee terminates his or her employment for good reason, NYBOT or its successor, as the case may be, will, subject to certain limitations and restrictions, provide the following severance benefits to the employee:

• Senior Staff:	2.0x pay (pay is defined as salary plus, where applicable, three year average incentive)

• Other Management:	1.5x pay (pay is defined as salary plus, where applicable, three year average incentive)

Bonus Pool. In connection with the merger, ICE will make available $10,747,183.66, payable in cash and/or shares of ICE common stock valued at $63.127 per share (the “Bonus Pool”) for NYBOT to allocate to certain eligible governors and employees of NYBOT and its subsidiaries. NYBOT, with the concurrence of NYBOT’s board and the compensation committee of NYBOT’s board, has allocated the Bonus Pool to the following governors and employees: Fred W. Schoenhut; Terrence F. Martell, Ph.D; C. Harry Falk; Audrey R. Hirschfeld; Walter J. Hines; Joseph O’Neill; George Haase Jr.; Patrick Gambaro; Thomas Greene; Steven Bass and Donald Windey; and NYBOT has allocated $2,010,000 in cash from the Bonus Pool to be used to provide an incentive for other employees of NYBOT to remain as employees of NYBOT after the merger (the “Stay Bonus Pool”). Messrs. Schoenhut and Martell, who are expected to serve as directors of ICE following the merger, have been allocated $375,150 and $112,545 in cash, respectively, and 18,971 and 5,691 shares of ICE common stock, respectively, of the total cash and stock ICE will make available under the Bonus Pool. The Stay Bonus Pool will be allocated by management of NYBOT prior to the merger and will be paid in two equal installments on the six-month and twelve-month anniversaries of the merger to those eligible employees who remain employed by NYBOT on those dates. In the event that the closing share price of ICE common stock on the trading day immediately prior to the date of the merger exceeds $81.65 per share, the cash amount allocated to each senior manager will be reduced by an amount determined by multiplying such excess (up to $9.39 per share, representing the excess if such closing price were $91.04 per share) above $81.65 per share by the number of shares of ICE common stock allocated to such senior manager. The foregoing reductions have the effect of creating a cap on the aggregate amount to be received by each senior manager (based on the sum of the cash allocation and the share allocation valued at $81.65). The aggregate amount of all such reductions in the cash allocations shall then be reallocated and included in the Stay Bonus Pool.

In the event that the closing share price of ICE common stock on the trading day immediately prior to the date of the merger exceeds $91.04 per share, in addition to the cash reduction described in the previous paragraph, the number of shares of ICE common stock allocated to each senior manager shall be reduced by the aggregate value of such excess over $91.04 per share, determined by multiplying the number of shares allocated to each senior manager by such excess over $91.04 per share and dividing that amount by such prior day’s closing price per share. The aggregate number of shares reduced pursuant to the prior sentence will not be delivered to governors or employees of NYBOT, will revert to the Bonus Pool based upon ICE’s common stock valued at $63.127 per share, and will be issued as additional merger consideration to the members in the same proportions of cash and ICE common stock as such members are otherwise entitled to receive after application of the proration mechanics by the exchange agent. ICE will not be required to distribute the Bonus Pool to the extent such distribution is not fully deductible by ICE, NYBOT or the surviving corporation under Section 162(m) or Section 280G of the Internal Revenue Code, and any such Bonus Pool not so distributed shall be distributed to the members.

Indemnification and Insurance. The merger agreement provides that, upon completion of the merger, ICE will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the surviving corporation and its subsidiaries to the same extent those individuals were entitled to indemnification or advancement of expenses under NYBOT’s certificate of incorporation and indemnification agreements, if any, in existence as of the date of the merger agreement. To this end, the surviving corporation’s certificate of incorporation and bylaws will include provisions relating to indemnification of officers, directors and employees that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current NYBOT certificate of incorporation and bylaws.

The merger agreement also provides that, prior to the effective time of the merger, ICE will purchase or permit NYBOT to purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance policies maintained by NYBOT, although neither ICE nor NYBOT may expend for such “tail” policy a premium amount in excess of $1,500,000 in the aggregate.

Relationship with Brown Brothers Harriman. John C. Santos, a public governor on NYBOT’s board of governors, is currently a Managing Director at Brown Brothers Harriman, which has served as NYBOT’s financial advisor with respect to the merger transaction and also serves as a settlement bank for NYBOT’s subsidiary clearing organization.

Relationship with ICE. On September 13, 2006, the date NYBOT’s board of governors held its special meeting to approve the merger agreement, Martin Greenberg and Alfred J. Mascia, members of NYBOT’s board of governors, owned approximately 5,000 and 1,000 shares of ICE common stock, respectively. NYBOT’s board of governors was notified of these relationships prior to the time of its decision to recommend to NYBOT members that they vote to approve and adopt the merger agreement. Both governors also informed NYBOT’s board of governors that their respective holdings of ICE common stock represent an insignificant portion of each of their overall investment portfolios.

Certain Relationships and Related-Party Transactions

None.

Material United States Federal Income Tax Consequences

Subject to the limitations and qualifications described herein, the following discussion describes the material U.S. federal income tax consequences of the merger to U.S. holders of NYBOT membership interests. This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect).

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds NYBOT membership interests, the tax treatment of a partner in this partnership generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding NYBOT membership interests, you should consult your tax advisor. This discussion only addresses holders of NYBOT membership interests that hold their NYBOT membership interests as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, partnerships or other pass-through entities, holders subject to the alternative minimum tax provisions of the Internal Revenue Code, persons whose functional currency is not the U.S. dollar, and holders who hold their NYBOT membership interests as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the merger under applicable state, local or non-U.S. laws or federal laws other than those pertaining to the federal income tax.

ALL HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Conditions to Closing

It is a condition to the obligation of NYBOT to consummate the merger that it receive a private letter ruling from the Internal Revenue Service to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that NYBOT members and holders of NYBOT trading permits will not recognize gain in connection with the merger other than with respect to any cash consideration received. It is a condition to the obligation of ICE to consummate the merger that it receive a private letter ruling from the Internal Revenue Service to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

NYBOT and ICE have each requested a private letter ruling from the Internal Revenue Service with respect to the transactions contemplated by the merger agreement. The receipt of this ruling and its continuing validity will be subject to representations and assumptions. Neither NYBOT nor ICE is aware of any facts or circumstances that would cause these representations or assumptions to be untrue. The parties have not yet received the private letter ruling and there can be no assurance that a private letter ruling will be received or that, if received, the Internal Revenue Service will agree with all of the conclusions described in the following discussion.

Neither NYBOT nor ICE intends to waive the receipt of a private letter ruling described in the first paragraph above as a condition to its obligation to complete the merger and neither NYBOT nor ICE will waive the receipt of this ruling as a condition to its obligation to complete the merger without recirculating this document in order to resolicit NYBOT member approval. It is assumed for purposes of the discussion set forth below under “The Merger—Material United States Federal Income Tax Consequences—The Merger,” that the private letter rulings described above have been received.

The Merger

The U.S. federal income tax consequences of the merger to U.S. holders of NYBOT membership interests are as follows:

Holders Who Receive Solely ICE Common Stock. A holder of a NYBOT membership interest will not recognize gain or loss upon receipt of ICE common stock solely in exchange for the holder’s NYBOT membership interest, except with respect to cash received in lieu of fractional shares of ICE common stock (as discussed below). The aggregate tax basis of the shares of ICE common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the holder’s allocable tax basis in NYBOT’s membership interest exchanged therefor. For purposes of this discussion, the term “allocable tax basis” shall be equal to a holder’s tax basis in a NYBOT membership interest excluding the portion of the tax basis in the NYBOT membership interest allocable to the trading rights associated with such NYBOT membership interest. The holding period of ICE’s common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of NYBOT membership interest exchanged. Because ICE will pay the excess working capital, if any, in cash (unless it is necessary for ICE to pay the excess working capital in shares of ICE common stock in order for the merger to be treated as a tax-free reorganization) it is possible that there will not be any holders of a NYBOT membership interest who will receive solely ICE common stock in exchange for the holder’s NYBOT membership interest.

Holders Who Receive Solely Cash. A holder who exchanges a NYBOT membership interest solely for cash generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the holder’s allocable tax basis in the NYBOT membership interest exchanged. The gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the merger, the holder’s holding period for the NYBOT membership interest exchanged exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns ICE common stock after the merger, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case the holder may have dividend income up to the amount of the cash received. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Internal Revenue Code.

Holders Who Receive a Combination of ICE Common Stock and Cash. The U.S. federal income tax consequences to holders who receive a combination of ICE common stock and cash generally will be as follows. If a holder’s allocable tax basis in the NYBOT membership surrendered is less than the sum of the fair market value, as of the closing date of the merger, of the ICE common stock and the amount of cash received by the holder, then the holder will recognize gain in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the ICE common stock received, minus the allocable tax basis of the NYBOT membership interest surrendered in exchange therefor, and (2) the amount of cash received by the holder in the merger. However, if a holder’s allocable tax basis in the NYBOT membership interest surrendered is greater than the sum of the amount of cash and the fair market value of the ICE common stock received, the holder’s loss will not be currently allowed or recognized for U.S. federal income tax purposes. If a holder acquired different NYBOT membership interests at different times or different prices, the holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the NYBOT merger, the holder’s holding period with respect to the NYBOT membership interest surrendered exceeds one year. In some cases, if the holder actually or constructively owns ICE common stock, other than ICE common stock received in the merger, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Internal Revenue Code. The aggregate tax basis of the ICE common stock received (including any fractional shares deemed received and exchanged for cash) by a holder that exchanges its NYBOT membership interest for a combination of ICE common stock and cash will be equal to the aggregate allocable tax basis of the NYBOT membership interest surrendered, reduced by the amount of cash received by the holder (excluding any cash received instead of fractional shares of ICE common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of fractional shares of ICE common stock) on the exchange. The holding period of the ICE common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYBOT membership interest surrendered.

Trading Rights

The U.S. federal income tax consequences of the merger to U.S. holders of NYBOT membership interests and U.S. holders of NYBOT trading permits are as follows:

No gain or loss will be recognized by the NYBOT members with respect to their trading rights, or the holders of NYBOT trading permits, when such trading rights and trading permits become the right to trade on the surviving corporation’s exchange. The basis of the surviving corporation trading rights received in the merger will be the same as the portion of such NYBOT member’s tax basis in the NYBOT membership interest allocable to the trading rights, immediately before the merger. The basis of the surviving corporation trading permits received in the merger will be the same as such holder’s basis in the NYBOT trading permits exchanged therefor immediately before the merger. Provided any NYBOT member’s trading right or any trading permit is held as a capital asset at the time of the merger, the holding period of the surviving corporation trading right or trading permit received in exchange therefor will include the holding period of such NYBOT member’s trading right or such holder’s trading permit, as the case may be.

Cash in Lieu of Fractional Shares

A holder who receives cash in lieu of a fractional share of ICE common stock in the merger generally will be treated as having received such fractional share in the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized by such holder based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of ICE common stock. Such holder generally will recognize capital gain to the extent of the cash received. Gain or loss recognized with respect to cash received in lieu of fractional shares of ICE common stock generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the membership interests exchanged therefor is greater than one year.

Backup Withholding and Information Reporting

Payments of cash made in connection with the merger may, under certain circumstances, be subject to information reporting and “backup withholding” at a rate of 28%, unless such NYBOT member receiving cash provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a NYBOT member under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the NYBOT member’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Regulatory Approvals

NYBOT Regulatory Approvals

NYBOT has been designated by the CFTC as a “contract market” under the CEA with respect to each of the futures contracts and options traded on NYBOT. The completion of the transaction is subject to receipt of any necessary CFTC approval. NYBOT and the surviving corporation will seek CFTC approval to transfer each of NYBOT’s contract market designations to the surviving corporation. The surviving corporation will adopt the current NYBOT rules as its rules, with such changes as are necessary to reflect the terms of the merger agreement and the proposed bylaws of the surviving corporation and such other changes as may be agreed to by NYBOT and ICE or required by the CFTC. All such rule changes will be filed with the CFTC for approval along with the proposed bylaws of the surviving corporation in connection with the request to transfer NYBOT’s contract market designations.

Restrictions on Sales of Shares by Affiliates of NYBOT

The shares of ICE common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable under the Securities Act, except for shares of ICE common stock issued to any person who is deemed to be an “affiliate” of NYBOT at the time of the applicable special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with NYBOT, and may include NYBOT executive officers and governors. Affiliates may not sell their shares of ICE common stock acquired in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

NYBOT expects that each of its affiliates will agree with ICE that the affiliate will not transfer any shares of stock received in the merger, except in compliance with the Securities Act. Resales of ICE common stock by affiliates of NYBOT are not being registered pursuant to the registration statement of which this document forms a part.

Stock Exchange Listing and Stock and Membership Interest Prices

NYBOT membership interests are not traded or quoted on a stock exchange or quotation system.

Shares of ICE common stock are listed on the NYSE under the symbol “ICE.”

The following table sets forth, for the periods indicated, the high and low sale prices of NYBOT membership interests as recorded in NYBOT’s records, as well as the high and low sale prices of a share of ICE common stock (as reported on the NYSE).

ICE common stock has been publicly traded since November 16, 2005 following its initial public offering. Prior to that date, there was no public market in the stock.

As of November 14, 2006, there were 71 record holders of ICE’s common stock and no holders of record of ICE’s Class A common stock. No dividends have ever been paid on ICE’s common stock. On November 15, 2006, ICE’s common stock traded at a high of $97.30 per share and a low of $93.28 per share.

The following table sets forth, for the periods indicated, the high and low sale prices of ICE common stock as reported on the NYSE and the high and low sale prices of NYBOT membership interests as recorded in NYBOT’s records.

	ICE Common Stock Price				NYBOT Membership Interest
Calendar Quarter	High		Low		High		Low
2004
Second Quarter	—		—		$210,000	(1)	$205,000	(1)
Third Quarter	—		—		$245,000		$202,000
Fourth Quarter	—		—		$307,000		$235,000
2005
First Quarter	—		—		$350,000		$250,000
Second Quarter	—		—		$350,000		$250,000
Third Quarter	—		—		$395,000		$325,000
Fourth Quarter	$44.21	(2)	$31.27	(2)	$490,000		$325,000
2006
First Quarter	73.59		36.00		$735,000		$495,000
Second Quarter	82.40		45.27		$875,000		$760,000
Third Quarter	77.92		51.77		$1,000,000		$675,000
Fourth Quarter (through November 15, 2006)	97.56		72.15		$1,100,000		$950,000

(1)	Second quarter figures are given for the period from June 10, 2004 (the date NYBOT was formed upon the merger of two predecessor companies) to June 30, 2004.
(2)	Fourth quarter figures are given for the period from November 16, 2005 (the date on which ICE’s common stock commenced trading on the New York Stock Exchange) to December 31, 2005.

Appraisal Rights of Dissenting Members

Under the New York Not-for-Profit Corporation Law, NYBOT members are not entitled to any appraisal rights in connection with the merger.

Effect of the Merger on NYBOT Members

This section describes the differences between the rights of holders of NYBOT membership interests relating to certain trading rights with respect to commodity contracts traded on NYBOT prior to the merger and the trading rights on the exchange of the surviving corporation to be received in the merger. The differences primarily arise because (i) NYBOT is a New York not-for-profit corporation, whereas the surviving corporation is a Delaware for-profit corporation, and (ii) there are differences between the governing documents of NYBOT and the governing documents of the surviving corporation. For a discussion of the differences between the rights of NYBOT members and ICE stockholders with respect to their equity ownership in either NYBOT or ICE, see “Comparison of Rights Prior to and After the Merger.”

This section does not include a complete description of all differences in rights held by NYBOT members prior to and after the merger, nor does it include a complete description of NYBOT members’ specific trading rights. Furthermore, the classification of some of these differences in rights in this section is not intended to indicate that other differences, that may be equally important, do not exist. All NYBOT members are urged to read carefully the relevant provisions of the bylaws and rules of NYBOT and the certificate of incorporation and bylaws of the surviving corporation (which are included as Annexes B and C to this document). Copies of the bylaws and rules of NYBOT are available on its website, and copies of amendments to those rules that will be incorporated in the rules of the surviving corporation are available to NYBOT members upon request.

NYBOT (Before Merger)	Surviving Corporation (After Merger)

Authorized Equity Interests

The bylaws of NYBOT authorize the issuance of up to 977 membership interests.

A NYBOT member may lease his or her membership interest upon approval by the board of governors of NYBOT. During the term of the lease, the lessee may use the leased membership interest for the limited purpose of trading in contracts that the lessor is entitled to trade with his or her membership interest. The lessor shall continue to exercise voting rights and receive any distribution of assets of NYBOT in the event of any liquidation, dissolution or winding up of the affairs of NYBOT during the term of the lease.

There will be no equity membership interests. The surviving corporation will be authorized to issue shares of common stock, and ICE will own all such shares.

Annual Meeting of Members/Stockholder

A meeting of NYBOT members is held annually on the third Wednesday in June (or such other day as the board of governors shall prescribe). If the annual meeting of NYBOT members is not held on the date designated therefor, the board shall cause the meeting to be held as soon thereafter as convenient.

Former NYBOT members holding trading rights in the surviving corporation will have no meeting rights.

The surviving corporation will not be required to hold meetings for individuals or entities holding trading rights.

Voting Rights—General

Every NYBOT member is entitled to vote on matters requiring the vote of NYBOT members; provided, however, that no NYBOT member may cast more than one vote, irrespective of the number of NYBOT membership interests that he or she may hold.	Former NYBOT members holding trading rights in the surviving corporation will have no voting rights with respect to the surviving corporation. ICE, as the owner of all issued outstanding shares of common stock of the surviving corporation, will have the sole right to vote on all matters upon which the stockholders of the surviving corporation will be entitled to vote generally.

Trading Rights

A NYBOT membership interest carries with it the trading right that entitles its holder to trade on the floor or to lease the right to trade to a third party, subject to approval of the board of governors.	Upon the merger, the surviving corporation will issue to each former NYBOT member a trading right that will entitle the former NYBOT member to trade on the surviving corporation’s exchange all of the products that were traded on NYBOT immediately prior to the merger, so long as such products continue to be traded on the surviving corporation’s exchange and so long as the former NYBOT member owns at least 3,162 shares of ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions). The holders of the trading right will

NYBOT (Before Merger)	Surviving Corporation (After Merger)

have the right to lease each trading right to a third party, subject to approval of the board of directors of the surviving corporation.

The surviving corporation may issue new trading rights in such numbers and for such consideration as the board of directors of the surviving corporation may from time to time determine; provided, that any new trading right may not include the right to execute transactions on the surviving corporation’s open-outcry trading floor.

Board of Governors/Directors

The board of governors consists of twenty-five voting governors:

•      five of whom are required to be NYBOT members principally engaged in the purchase and sale of commodity contracts on the exchange floor,

•      five of whom are required to be NYBOT members identified with the coffee, sugar, cocoa, cotton or orange juice trade (provided that each such trade shall have at least one such representative),

•      one of whom is required to be a NYBOT member identified with any trade associated with any commodity contract,

•      four of whom are required to be NYBOT members and an executive officer, director, partner or member of a member firm that is a futures commission merchant, or FCM,

•      two of whom are required to be a NYBOT member and an executive officer, director, partner or member of a member firm that is not an FCM but is principally engaged in the business of purchasing and selling commodity contracts on the exchange floor,

•      five of whom may not be NYBOT members and are required to be designated as public governors, and

•      three of whom are required to be NYBOT members and are required to have been elected as chairman of the board, vice chairman of the board and treasurer, and one non-voting governor who is required be the president of the exchange.

Until the second anniversary of the completion of the merger, the surviving corporation’s board of directors will be comprised of nine directors, including:

•      the chief executive officer and the chief financial officer of ICE, the chief executive officer of the surviving corporation (who will be designated by ICE),

•      two members of the current NYBOT board of governors who are designated by ICE (who will also serve on ICE’s board of directors), and

•      four directors who qualify as public directors as described in “The Bylaws” and who, to the extent possible, will be selected from the public directors currently serving on NYBOT’s board of governors.

Until the fourth anniversary of the completion of the merger, the surviving corporation’s board will include at least four public directors.

Each of the two directors who are members of the current NYBOT board of governors shall hold office for two year terms. The four directors who qualify as public directors shall hold office for four consecutive one year terms subject to removal as described in “The Bylaws.”

Each director holds office until the next election, and until his or her successor is elected and qualified or until his or her resignation or removal. See “The Bylaws.”

Former NYBOT members holding trading rights in the surviving corporation will have no right to elect

NYBOT (Before Merger)	Surviving Corporation (After Merger)

With the exception of the public governors, who are elected by the board of governors, and the president, all governors are elected by the NYBOT members.

Governors serve for a term of two years or, in the case of a governor appointed to fill a vacancy on the board, until the next annual meeting, whereby NYBOT members elect a governor to serve the balance of the term of the governor who vacated the office, if the term did not already expire.

or otherwise select the directors of the surviving corporation.

Board Vacancies

Vacancies occurring on the board of governors for any reason are filled by the remaining voting governors. All vacancies are filled by another person from the same category as the governor whose resignation or removal created the vacancy. A governor so appointed by the board of governors to fill a vacancy holds office until the next annual meeting of NYBOT members. A public governor appointed to fill a vacancy holds office until the time at which the term of the governor who vacated the office would have expired, and until his successor is elected and qualified.	Any vacancies on the board of directors of the surviving corporation shall be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. However, until the four-year anniversary of the completion of the merger (with respect to public directors) and the two-year anniversary of the completion of the merger (with respect to the two NYBOT designees), any vacancy in any public director position shall be filled by an individual appointed by the remaining public directors, subject to the approval of ICE. Any vacancy in the two NYBOT designee positions shall be filled by the other NYBOT designee, if applicable, and by the remaining directors if there is no remaining NYBOT designee. Any director elected or appointed to fill a vacancy or a newly created directorship shall hold office until the next election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.

Amendments to Certificate of Incorporation

Pursuant to the New York Not-For-Profit Corporation Law, the board of governors and the members of NYBOT must approve any amendment to NYBOT’s certificate of incorporation.

Former NYBOT members holding trading rights in the surviving corporation shall have no right to approve amendments to the certificate of incorporation of the surviving corporation. Amendments to the certificate of incorporation of the surviving corporation must be adopted by the board of directors of the surviving corporation and submitted to ICE for approval as the sole stockholder.

NYBOT (Before Merger)	Surviving Corporation (After Merger)

Amendments to Bylaws/Rules

The bylaws and rules cannot be altered or amended until the proposed alteration or amendment is (a) approved by a vote of two-thirds of the voting governors present and (b) in the case of the bylaws, ratified by a majority vote of the members, voting by ballot, at a meeting held for that purpose.

The rules affecting certain commodities may not be amended without the approval of the contract specification committee for the affected commodity contract.

The board of directors of the surviving corporation will have the authority to amend the bylaws and the rules of the surviving corporation, except that amendments that would materially and adversely affect certain core rights shall require, until July 1, 2013, approval by (i) a vote of at least two-thirds of the entire board of directors and (ii) a vote of at least the number of public directors that is one less than the total number of public directors eligible to vote on a matter, but in all cases, at least one public director (a “supermajority vote of the public directors”). “Core rights” include the provisions of the bylaws of the surviving corporation relating to:

•      the eligibility standards and criteria for becoming a trading member, permit holder or lessee;

•      the financial requirements applicable to a trading member, permit holder, lessee and member firm;

•      the trading privileges authorized to each category of permit holder and to trading members;

•      the sale and transferability of rights applicable to trading memberships and trading permits, and the leasing of rights applicable to trading memberships;

•      the requirements applicable to obtaining open-outcry exchange floor trading privileges by trading members and permit holders;

•      provisions of NYBOT’s rules governing the mode of executing transactions by open-outcry on the trading floor;

•      the eligibility requirements applicable to remaining a clearing member, to the extent that such person was a clearing member prior to the completion of the merger;

•      the rights and obligations of clearing members that act as guarantors of floor brokers, to the extent that clearing member so acted prior to the completion of the merger;

•      composition of the board of directors of the surviving corporation, including designation of NYBOT’s governors to be members of the

NYBOT (Before Merger)	Surviving Corporation (After Merger)

board of directors of the surviving corporation and ICE;

•      limitations on electronic trading of core products;

•      maintenance of a disaster recovery site (for as long as it is required by the bylaws);

•      dedicating financial and technical resources to support and maintain open-outcry trading (for as long as it is required by the bylaws);

•      transaction fees and discounts;

•      clearing member eligibility requirements; and

•      trade committee composition and control over the terms and conditions of contracts for core products.

Core rights only apply to core products, and only to the extent the amendment would materially and adversely affect the rights of trading members, permit holders, member firms, lessees or existing clearing members or otherwise would materially and adversely affect the core rights described above. Core products refers to futures and options on the following contracts: Coffee “C”, Cocoa, Cotton No. 2, Sugar No. 11, Frozen Concentrated Orange Juice, Not-From-Concentrate Orange Juice and Sugar No. 14.

Transaction Fees

The board of governors of NYBOT has the authority to establish fees and charges for commodity contracts purchased and sold on NYBOT’s exchange.

The board of directors of the surviving corporation may adopt resolutions that impose fees and charges for each commodity contract purchased and sold on the surviving corporation’s exchange. In fixing the amount of such fees and charges, the board of directors may establish different rates for transactions in different commodities contracts, or for different types of transactions involving the same commodity or the same commodity contract. The surviving corporation will be required to charge at least $1 more for electronic trades of physical delivery “core products” that were listed on NYBOT’s exchange at the time of completion of the merger, except in the case of fees related to bona fide market-making programs, and provided that the surviving

NYBOT (Before Merger)	Surviving Corporation (After Merger)

corporation may eliminate the surcharge in the event that:

•      certain competing exchanges, or any of their respective affiliates, introduce a physical delivery contract after September 14, 2006 that (i) has the same contract terms as a core product or (ii) has the same contract terms as a core product except that it is cash-settled (in each case, other than any immaterially different terms); or

•      the board of directors of ICE requests that the public directors of the surviving corporation determine whether the introduction of a physical delivery contract by a competing exchange is a “competitive contract” with respect to a core product and the public directors, by a supermajority vote of the public directors, determine that such contract is a competitive contract.

In no event will the electronic trading fee for any core product be lower than the open-outcry trading fee for such product (except in connection with bona fide market making programs).

The term “competitive contract” refers to any contract listed by a competing exchange after September 14, 2006 that (i) has the same contract terms as a core product (other than any immaterially different terms) or (ii) has the same contract terms as a core product except that it is cash-settled (other than any immaterially different terms); and that, in either case, the failure of the surviving corporation to address and compete with such contract may be expected to give rise to a bona fide risk of a loss of market share by the surviving corporation’s exchange for such core product.

The surviving corporation is required to offer a 20% discount for proprietary trading by NYBOT members and member firms existing at the time the merger agreement was executed for transactions in contracts traded on NYBOT’s exchange at the time of the signing of the merger agreement (other than for prices charged with respect to bona fide market

NYBOT (Before Merger)	Surviving Corporation (After Merger)

making programs) for so long as such contracts continue to be traded on the surviving corporation’s exchange.

NYBOT members and NYBOT permit holders at the time of the completion of the merger will also be entitled to pay the lowest fees payable to the surviving corporation for electronic transactions in contracts traded on NYBOT’s exchange at the time of the signing of the merger agreement (other than fees related to bona fide market making programs) for so long as such contracts continue to be traded on the surviving corporation’s exchange. Subject to certain exceptions, the right to receive the discount for electronic trading and “most favored nation” pricing will terminate upon the transfer by the former NYBOT member of his or her trading rights in the surviving corporation.

Side-by-Side Electronic Trading

NYBOT’s board of governors may implement side-by-side electronic trading with respect to any commodity contract.	Upon the merger, the chief executive officer of the surviving corporation will have authority to implement side-by-side electronic trading (including after-hours electronic trading) with respect to any commodity contract except for any cash settled commodity contract that has the same terms as core products.

The surviving corporation will, at the request of ICE, implement side-by-side electronic trading of a cash-settled commodity contract that has the same terms as core products if:

•      certain competing exchanges, or any of their respective affiliates, introduce a “cash-settled” contract that has the same contract terms as a core product except that it is cash-settled (other than immaterially different terms); or

•      the board of directors of ICE requests that the public directors determine whether the introduction of a cash-settled contract by another exchange is a competitive contract with respect to a core product and the public directors, by a

NYBOT (Before Merger)	Surviving Corporation (After Merger)

supermajority vote of the public directors, determine that such contract is a competitive contract.

Termination of Open-Outcry Trading

NYBOT’s board of governors may terminate open-outcry trading of any futures contracts traded on NYBOT’s exchange.

The surviving corporation may terminate open-outcry trading of any futures contracts that are not core products by majority vote of the surviving corporation’s board of directors. However, the surviving corporation will be restricted from terminating open-outcry trading of core products, unless:

•      the surviving corporation’s lease with respect to the surviving corporation’s trading floor located at the World Financial Center expires or is terminated (other than as a result of a breach by the surviving corporation or a voluntary termination by the surviving corporation);

•      until July 1, 2013, the public directors, by a supermajority vote of the public directors, recommend and two-thirds of the entire board of directors of the surviving corporation approves such termination; or

•      certain “liquidity events” occur.

A “liquidity event” means, generally, (i) with respect to a contract in a particular core product, the failure of the average daily open-outcry volume in futures (“ADV”) measured on a rolling 90-day basis, to equal at least 50% of the ADV in such contract for the comparable 90-day period in calendar year 2005; and (ii) with respect to all core products, in the aggregate, the failure to maintain open-outcry ADV, measured on the foregoing basis, equal to 50% of the aggregate ADV in calendar year 2005 for all core products.

Open-outcry trading of an option may terminate upon termination of open-outcry trading in the corresponding futures contract.

For so long as open-outcry trading of futures contracts that are core products has not been terminated pursuant to the preceding paragraph, the surviving corporation is required to:

•      maintain a disaster recovery site, which is comparable to NYBOT’s recovery site at the time

NYBOT (Before Merger)	Surviving Corporation (After Merger)

of the completion of the merger, in order to sustain open-outcry trading in the event the surviving corporation’s trading floor is not available for trading; and

•      dedicate sufficient financial and technological resources appropriate to support and maintain trading on an open-outcry trading floor consistent with prevailing industry practices.

Trade Committees

Under NYBOT’s bylaws and rules, no rule may be adopted, amended repealed or modified that affects the terms and conditions of contracts on cocoa, coffee, cotton, frozen concentrate orange juice, sugar, index contracts or financial contracts or any other commodity underlying a NYBOT contract without the approval of the corresponding trade committee and the approval of NYBOT’s board of governors.

The surviving corporation will be required to maintain a trade committee for each of the core products. The surviving corporation may not alter any term or condition of any commodity contract involving a core product without the approval of a majority of the members of the applicable trade committee.

Until the two-year anniversary of the completion of the merger, each trade committee will consist of (i) nine members selected by ICE who are actively engaged or employed by a firm that is actively engaged in the core product industry for the relevant trade committee; (ii) three floor brokers of the surviving corporation’s exchange in the core product for the relevant trade committee; (iii) two trading rights members of the surviving corporation who are affiliated persons of futures commissions merchants; and (iv) one trading rights member of the surviving corporation representing an asset management firm advising investment funds or separate accounts that trade in the relevant core product or proprietary trading desk of an investment bank. All trade committees must be composed of at least two-thirds of trading members of the surviving corporation or individuals associated with a firm that was a member firm of NYBOT on the date of the merger agreement, except that the orange juice committee must be composed of at least half trading rights members of the surviving corporation or individuals associated with a firm that was a member firm of NYBOT on the date of the merger agreement.

Legal Proceedings Relating to the Merger

None.

THE MERGER AGREEMENT

This section of the prospectus/proxy statement describes the material terms of the merger agreement, as amended. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, as amended, which is incorporated by reference and attached as Annex A to this prospectus/proxy statement. ICE and NYBOT urge you to read the full text of the merger agreement, as amended.

On September 14, 2006, ICE, NYBOT and merger sub entered in a merger agreement. On October 30, 2006, ICE, NYBOT and merger sub entered into the First Amendment to the merger agreement. Pursuant to the merger agreement, as so amended, NYBOT agreed to merge with and into merger sub, with merger sub surviving the merger as a wholly-owned subsidiary of ICE (the “surviving corporation”). Wherever we refer to the merger agreement in this prospectus/proxy statement, we mean to refer to the merger agreement, as so amended.

Merger Consideration To Be Received by NYBOT Members

Amount and Form of Merger Consideration

In the merger, each outstanding NYBOT membership interest will be converted into either (1) cash equal to $1,074,719, (2) 17,025 shares of ICE common stock, subject to proration as described in “—Proration and Allocation Procedure,” or (3) a combination of cash consideration and stock consideration as described in “—Cash Election and Stock Election,” (the “merger consideration”). Additionally, each outstanding NYBOT membership interest will be converted into the right to receive a pro rata share of any “bonus pool” amounts not paid to NYBOT officers and governors as described in “—Bonus Pool” and a pro rata share of NYBOT’s excess working capital as of the effective time of the merger, if any, as described in “—Excess Working Capital.”

The maximum amount of cash payable by ICE as merger consideration (excluding the excess working capital) and including any cash payable in respect of the bonus pool is approximately $400,000,000. ICE will pay the remainder of the merger consideration (excluding the excess working capital) and bonus pool in shares of ICE common stock. ICE will pay the excess working capital, if any, in cash, unless it is necessary for ICE to pay the excess working capital in shares of ICE common stock in order for the merger to be treated as a tax-free reorganization.

In addition to the merger consideration, (1) each NYBOT member will receive in respect of each outstanding membership interest a right to trade any and all products on the surviving corporation’s exchange, so long as the member retains 3,162 shares of ICE common stock in respect of each former membership interest, and (2) each holder of a NYBOT trading permit will receive a right to trade any and all products that were the subject of the relevant trading permit prior to the merger on the surviving corporation’s exchange. The trading rights of NYBOT members and NYBOT permit holders after the completion of the merger are further described in “The Bylaws.” These trading rights are subject to modification and termination by the board of directors of the surviving corporation following the completion of the merger as described in “The Bylaws—Amendment of Bylaws.”

Cash Election and Stock Election

A NYBOT member making either a stock election, cash election or no election may only do so with respect to a whole membership interest or a percentage of a membership interest representing at least 10%, or any whole multiple of 10%, of any membership interest. Any reference herein to the election for a NYBOT membership interest will also refer to any portion of a NYBOT membership interest for which an election has been made.

Cash Election. NYBOT members will be provided the opportunity to elect to receive the maximum cash available for their NYBOT membership interests. We refer to this election as the “cash election.” NYBOT members who make the cash election will, subject to proration and the allocation procedures described under

“—Proration and Allocation Procedure,” receive for each of their NYBOT membership interests an amount of cash equal to $1,074,719. We refer to the consideration received in the cash election as the “cash consideration” and the membership interests for which a NYBOT member has made the cash election as “cash election membership interests.”

Stock Election. NYBOT members may instead elect to receive the maximum shares of ICE common stock available for their NYBOT membership interests. We refer to this election as the “stock election.” NYBOT members who make the stock election will, subject to proration and the allocation procedures described under “—Proration and Allocation Procedure,” receive for each of their NYBOT membership interests a number of shares of ICE common stock equal to 17,025 shares. We refer to the consideration received in the stock election as the “stock consideration” and the membership interests for which a NYBOT member has made the stock election as “stock election membership interests.”

No Election. Any NYBOT member who fails to make any election, or fails to submit a valid election form prior to the election deadline described under “—Election Mechanics,” will receive the form of consideration determined according to the proration and allocation procedures described under “—Proration and Allocation Procedure.” We refer to these membership interests for which a NYBOT member has made no election as “no election membership interests.” In the case where the aggregate elections made by NYBOT members would require payment of cash to NYBOT members in an amount equal to (or nearly equal to) or more than $400,000,000 (not including payments in respect of NYBOT’s excess working capital), each no election membership interest will receive a number of shares of ICE common stock equal to 17,025 shares. In the case where the aggregate elections made by NYBOT members would require payment of cash to NYBOT members in an amount less than $400,000,000 (not including payments in respect of NYBOT’s excess working capital), each no election membership interest will receive (1) an amount of cash on a pro rata basis sufficient to ensure that the aggregate cash consideration to be paid in the merger is equal to $400,000,000 and (2) shares of ICE common stock for any portion of such membership interest that did not receive cash pursuant to proration.

Tax Consequences of the Elections. For a discussion of the tax consequences of the elections, see “The Merger—Material United States Federal Income Tax Consequences.”

No Recommendation Regarding Elections. Neither NYBOT nor ICE is making any recommendation as to whether NYBOT members should make the cash election or the stock election. You must make your own decision with respect to these elections and we encourage you to seek the advice of your own attorneys or accountants.

Conversion of NYBOT Membership Interests into Merger Consideration

The conversion of NYBOT membership interests into the applicable merger consideration will occur automatically at the effective time of the merger. However, to receive this merger consideration, NYBOT member must properly complete the transmittal materials to be provided by the exchange agent to the holders of NYBOT membership interests and send such transmittal materials to Computershare Shareholder Services, Inc., which will serve as the exchange agent.

The letter of transmittal contains representations and warranties on the part of the NYBOT member, including representations and warranties to the effect that the NYBOT member is, and will be as of the completion of the merger, the record holder of the NYBOT membership interest, with good title to that NYBOT membership interest and full power and authority to sell, assign and transfer that NYBOT membership interest free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. After the exchange agent receives a properly completed election form from the NYBOT member, and the merger is completed, the exchange agent will send the NYBOT member his or her merger consideration (other than the member’s pro rata share of the excess working capital, if any, which the exchange agent will distribute separately as described in “—Excess Working Capital.”) If the letter of transmittal is properly completed, the record holder has the right to designate in the letter of transmittal that a person other than the record holder will receive the merger consideration in respect of such holder’s Membership Interest, as more fully explained in the letter of transmittal. Merger consideration paid with respect to a membership interest which is treated as an asset of a member firm pursuant to the terms of a NYBOT A-B-C Agreement may be paid directly to such firm pursuant to instructions contained in the election form.

Election Mechanics

Election Form. The election form will be sent to NYBOT members in a separate mailing subsequent to the mailing of this prospectus/proxy statement. Each NYBOT member will use the election form to make the cash election or stock election for his or her NYBOT membership interest or membership interests. To make the stock election or the cash election, NYBOT members must properly complete and sign an election form as specified in the instructions to the election form, and the properly completed and executed election form must be received by the exchange agent at or prior to the election deadline. If the election form and letter of transmittal are properly completed, the record holder has the right to designate in the election form that a person other than the record holder will receive the merger consideration in respect of a NYBOT membership interest, as more fully explained in the letter of transmittal.

Election Deadline. The election deadline for making the stock election or the cash election will be indicated in the separate mailing of the election form and is expected to be 5:00 p.m., New York City time, on a business day that is at least five business days prior to the completion of the merger.

Election Revocation and Changes. Generally, an election may be revoked or changed with respect to a NYBOT membership interest by a NYBOT member who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. NYBOT members may not revoke or change their elections following the election deadline.

NYBOT membership interests as to which a NYBOT member has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed to be no election membership interests.

The exchange agent will have reasonable discretion to determine whether any election, revocation or change to an election form has been properly or timely made and to disregard immaterial defects in the election forms. If the exchange agent determines that any purported election was not properly made, such election will be deemed to be of no force or effect, and a NYBOT membership interest subject to the purported election will be considered a no election membership interest, unless a proper election is subsequently made on a timely basis. NYBOT membership interests as to which a NYBOT member has made no election to receive cash or stock consideration in the merger, as to which elections are not received by the exchange agent by the election deadline, or as to which election forms are improperly completed or are not signed, will be considered no election membership interests.

Election forms will be available to any person who becomes a NYBOT member between the close of business on the fifth business day prior to the date on which the election form is mailed to NYBOT members and the close of business on the business day prior to the election deadline, upon such NYBOT member’s reasonable request.

Proration and Allocation Procedure

The cash election and the stock election are subject to proration and allocation adjustments that will ensure that, in the aggregate, the amount of cash issued in the merger will amount to $400,000,000 (plus NYBOT’s excess working capital as of the effective time of the merger). Accordingly, regardless of the number of cash elections or stock elections made by NYBOT members, the aggregate amount of cash that will be issued to

NYBOT members pursuant to the merger will be $400,000,000 (plus NYBOT’s excess working capital as of the effective time of the merger).

Oversubscription of the Cash Election. The cash election will be oversubscribed if the aggregate elections made by NYBOT members would require payment of more than $400,000,000 of cash to NYBOT members (not including payments in respect of NYBOT’s excess working capital). In case of a cash oversubscription, the cash consideration will be adjusted so that the amount of cash issued to NYBOT members making the cash election is decreased to approximately $400,000,000, and a number of shares of ICE common stock will be issued to those NYBOT members in the place of such deficiency. Specifically, in this scenario:

•	all membership interests for which a stock election has been made or for which there has been no election will receive only the stock consideration;

•	the exchange agent will determine, pro rata from among the membership interests for which a cash election has been made, a sufficient percentage of such membership interests to receive stock consideration so that the aggregate cash consideration to be paid in the merger (not including payments in respect of NYBOT’s excess working capital) is equal to approximately $400,000,000; and

•	to the extent membership interests for which a cash election has been made do not receive stock consideration pursuant to proration, such membership interests will receive cash consideration.

The proration process to be used by the exchange agent will consist of such equitable proration processes as determined by ICE in accordance with the merger agreement.

Oversubscription of the Stock Election. The stock election will be oversubscribed if the aggregate elections made by NYBOT members would require payment of less than $400,000,000 in cash (not including payments in respect of NYBOT’s excess working capital). In case of a stock oversubscription, the stock consideration will be adjusted so that the number of shares of ICE common stock issued in respect of NYBOT membership interests is decreased, and an amount of cash will be issued in respect of NYBOT membership interests for which the stock election has been made in the place of such deficiency so that the total cash payment by ICE to NYBOT members (not including payments in respect of NYBOT’s excess working capital) is approximately $400,000,000. Specifically, in this scenario:

•	all membership interests for which a cash election has been made will be converted into the right to receive cash consideration;

•	the exchange agent will determine first, pro rata from among the membership interests for which there has been no election, and then (if necessary), pro rata from among the membership interests for which a stock election has been made, a sufficient percentage of membership interests for which no election or a stock election, as applicable, has been made to receive the cash consideration such that the aggregate cash consideration to be paid in the merger is equal to $400,000,000; and

•	the membership interests for which a stock election has been made and the membership interests for which there has been no election that will not receive cash consideration pursuant to proration will be converted into the right to receive stock consideration.

Cash Subscriptions Sufficient. If the aggregate cash consideration that would be paid upon the conversion of the cash election membership interests (not including payments in respect of NYBOT’s excess working capital) is equal or nearly equal to $400,000,000, then all cash election membership interests will be converted into the right to receive cash consideration and all stock election membership interests and no election membership interests will be converted into the right to receive stock consideration.

Because of the proration and allocation procedures, NYBOT members cannot know for certain the amount of cash consideration or stock consideration they will receive at the time that the elections are required to be made. In addition, due to changes in the market price of ICE’s common stock, the value of the cash consideration and stock consideration may differ from each other.

Excess Working Capital

ICE and NYBOT have agreed that NYBOT and its subsidiaries, at the effective time of the merger, will have working capital of at least $12,000,000. Within 30 days after the completion of the merger, ICE will prepare a calculation of the actual aggregate working capital of NYBOT and its subsidiaries, on a consolidated basis, as of the effective time of the merger. In making this calculation, ICE will apply the same principles, practices, methodologies and policies used in the preparation of a sample calculation that has been agreed upon by ICE and NYBOT.

The amount of excess working capital will be calculated by, first, subtracting NYBOT’s current liabilities from its current assets. The resulting amount of net assets is referred to as NYBOT’s “working capital balance.” After the working capital balance is calculated, certain additional adjustments will be made that will decrease the amount of excess working capital. These additional deductions include, among other things, the amount of NYBOT’s unpaid merger-related expenses, new indebtedness incurred by NYBOT between September 14, 2006 and the completion of the merger, certain accruals not accounted for on NYBOT’s closing balance sheet and certain other one-time payments.

Subject to the adjustments discussed above, to the extent NYBOT’s and its subsidiaries’ aggregate working capital balance at the effective time of the merger exceeds $12,000,000, the amount of the excess will be paid to former NYBOT members pro rata in proportion to their membership interests in NYBOT at the effective time of the merger.

No Fractional Shares

No person will receive fractional shares of ICE common stock in the merger. Instead, the exchange agent will sell, on behalf of NYBOT members, the aggregate fractional shares that those holders would otherwise have received, and each NYBOT member that otherwise would have received a fraction of a share of ICE common stock will receive cash in an amount equal to the member’s proportional interest in the net proceeds of the sale.

Dividends; Withholding

Dividends and Distributions with Respect to Unexchanged Membership Interests. Any dividend or other distribution declared after the completion of the merger with respect to shares of ICE common stock into which NYBOT membership interests are convertible will not be paid (but will nonetheless accrue) until those membership interests are properly surrendered for exchange. ICE will pay to NYBOT members any unpaid dividends or other distributions, without interest, only after they have duly surrendered their book-entry interests. After the completion of the merger, there will be no transfers on the member records of the surviving corporation of the membership interests that were outstanding immediately prior to the completion of the merger.

Withholding. The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any NYBOT member the amounts it is required to deduct and withhold under the Internal Revenue Code or any provision of any state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the members from whom they were withheld.

Post-Closing Transfer Restrictions

The shares of ICE common stock that you will receive in the merger will not be subject to transfer restrictions. However, under the bylaws of the surviving corporation that will be effective after the completion of the merger as described in “The Bylaws,” a former NYBOT member who holds trading rights in the surviving corporation will be required to hold 3,162 shares of ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions) for each former NYBOT membership interest held by such former member in order to retain these trading rights. Additionally, in order to be eligible to be a clearing member of NYCC after the completion of the merger, a firm must hold at least 21,078 shares of ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions).

Bonus Pool

Prior to the date on which the election forms are mailed to NYBOT members, NYBOT will deliver to ICE and the exchange agent an “allocation schedule” setting forth an allocation to certain governors and employees of NYBOT and its subsidiaries of up to an aggregate amount of $10,747,183.66, payable in cash and/or shares of ICE common stock valued at $63.127 per share (the “bonus pool”). If any of the bonus pool is not allocated to such governors and employees of NYBOT, the unallocated amount will be allocated to NYBOT members (the “members’ allocation”). The members’ allocation will be payable to the members in the relative proportions of cash and shares of ICE Common Stock (valued at $63.127 per share) in which such members are entitled to receive the merger consideration. ICE will not be required to distribute the bonus pool to the extent such distribution is not fully deductible by ICE, NYBOT or the surviving corporation under Section 162(m) or Section 280G of the Internal Revenue Code, and any such bonus pool not so distributed shall be distributed to the members.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations. Neither NYBOT nor ICE is required to complete the merger unless each of the following conditions is satisfied or waived:

•	the merger agreement has been adopted by the affirmative vote of the holders of two-thirds of the votes cast by NYBOT members at a meeting where a quorum is present and the affirmative vote represents a quorum;

•	the shares of ICE common stock to be issued in the merger have been authorized for listing on the NYSE (or, if this listing is not approved or permitted, another national securities exchange), upon official notice of issuance;

•	the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, has expired or been terminated;

•	all consents or approvals from governmental authorities required to be obtained in connection with the merger have been obtained;

•	no court or other governmental entity has enacted or issued any injunction, order, rule or law that restrains, enjoins or otherwise prohibits the completion of the merger or other transactions contemplated by the merger agreement and no governmental entity has instituted any proceeding seeking such an injunction, order, rule or law that, in each case, would result in or would be reasonably likely to result in a substantial detriment to ICE;

•	the registration statement of which this document forms a part has been declared effective by the SEC, and no stop order suspending the effectiveness of the registration statement shall have been initiated or threatened by the SEC;

•	the truth and accuracy of the representations and warranties of the other party, generally subject to any exceptions that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on the other party;

•	the other party’s performance in all material respects of all of its obligations that are required by the merger agreement to be performed on or prior to the closing date; and

•	all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated by the merger agreement have been received.

On November 1, 2006, the FTC granted early termination of the waiting period applicable to the merger under the HSR Act.

Additional ICE Closing Conditions. The obligation of ICE to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

•	the receipt of all requisite regulatory approvals without the imposition of any term, condition or consequence that, if accepted, would reasonably be expected to result in a substantial detriment to ICE; and

•	receipt by ICE of a private letter ruling from the Internal Revenue Service (or a copy of a private letter ruling issued by the Internal Revenue Service to NYBOT and reasonably acceptable to ICE) to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Additional NYBOT Closing Conditions. The obligation of NYBOT to complete the merger is also subject to the satisfaction or waiver of the following additional condition:

•	receipt by NYBOT of a private letter ruling from the Internal Revenue Service to the effect that (1) the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (2) NYBOT members and holders of NYBOT permits will not recognize a gain in connection with the merger other than with respect to any cash consideration they receive.

For purposes of the merger agreement, the term “material adverse effect” means, with respect to NYBOT, a material adverse effect on:

•	the business, results of operations or financial condition of (1) NYBOT and its subsidiaries, taken as a whole, or (2) NYCC; or

•	the ability of NYBOT to complete the merger prior to the termination date of the merger agreement.

The following, however, will not be considered in determining whether a material adverse effect with respect to NYBOT has occurred:

•	any change or development in economic, business or commodities exchange conditions generally to the extent that the change or development does not affect NYBOT and its subsidiaries, taken as a whole, or NYCC, separately, in a materially disproportionate manner relative to other commodities exchanges;

•	any change or development to the extent resulting from the execution or announcement of the merger agreement or the transactions contemplated by the merger agreement;

•	any change or development to the extent proximately resulting from any action or omission by NYBOT or any of its subsidiaries that is required by the merger agreement;

•	the announcement, commencement or continuation of war or armed hostilities or the occurrence of any act or acts of terrorism; or

•	any effect arising from or relating to any change in United States generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof.

For purposes of the merger agreement, the term “material adverse effect” means, with respect to ICE, a material adverse effect on:

•	the business, results of operations or financial condition of ICE and its subsidiaries, taken as a whole; or

•	the ability of ICE to complete the merger prior to the termination date of the merger agreement.

The following, however, shall not be considered in determining whether a material adverse effect with respect to ICE has occurred:

•	any change or development in economic, business or commodities market conditions generally to the extent that the change or development does not affect ICE and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other commodities exchanges or trading markets;

•	any change or development to the extent resulting from the execution or announcement of the merger agreement or the transactions contemplated by the merger agreement;

•	any change or development to the extent proximately resulting from any action or omission by ICE or any of its subsidiaries that is required by the merger agreement;

•	the announcement, commencement or continuation of war or armed hostilities or the occurrence of any act or acts of terrorism; or

•	any effect arising from or relating to any change in United States generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof.

For purposes of merger agreement, the term “substantial detriment” means, with respect to ICE, a material adverse effect on the business, results of operations or financial condition of ICE and its subsidiaries, taken as a whole, or on the surviving corporation and its subsidiaries, taken as a whole.

NYBOT may be required to re-solicit your vote in the event that a material condition to the merger is waived by one of us.

Reasonable Best Efforts to Obtain Required Approvals

NYBOT and ICE have agreed to cooperate with each other and use reasonable best efforts to take all actions necessary to complete the merger and the other transactions contemplated by the merger agreement, including taking such actions necessary to obtain any required consents from third parties and/or governmental entities or self-regulatory organizations. However, the merger agreement does not require ICE to agree to sell any assets, businesses, or interests in any assets or businesses of ICE or any of its affiliates or to consent to any sale, or agreement to sell, by NYBOT or any of its subsidiaries, of any of its assets or businesses, if such action would, individually or in the aggregate, reasonably be expected to result in a substantial detriment to ICE.

No Solicitation of Alternative Transactions

The merger agreement contains detailed provisions prohibiting NYBOT from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, NYBOT has agreed not to:

•	initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate or induce any inquires or the making, submission or announcement of an “acquisition proposal” (as described below);

•	hold any discussions with or provide any confidential information or data to any person or entity relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

•	approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal or propose publicly or agree to do any of the foregoing.

For purposes of the merger agreement, the term “acquisition proposal” means any offer or proposal for, or any indication of interest in (other than acquisitions permitted by the terms of the merger agreement):

•	any direct or indirect acquisition or purchase of NYBOT, NYCC or any NYBOT subsidiary that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of NYBOT and its subsidiaries, taken as a whole. We will refer to NYCC and each such subsidiary as a “major subsidiary;”

•	any direct or indirect acquisition or purchase of (1) 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of NYBOT, or (2) 50% or more of any class of equity securities or voting power of any of its major subsidiaries;

•	any tender offer that, if consummated, would result in any person or entity beneficially owning 10% or more of any class of equity securities or voting power of NYBOT; or

•	any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NYBOT or any major subsidiary of NYBOT.

The merger agreement permits NYBOT and its board of governors to comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934 with regard to an acquisition proposal that NYBOT may receive and to make other disclosures required by law or the fiduciary duties of NYBOT’s board of governors.

If NYBOT receives an unsolicited bona fide written acquisition proposal prior to the receipt of NYBOT member approval of the merger agreement, NYBOT may engage in discussions or negotiations with, or provide information to, the person making that acquisition proposal, if and only to the extent that:

•	NYBOT’s board of governors, after consultation with its outside legal counsel and financial advisors, concludes in good faith that there is a reasonable likelihood that the acquisition proposal would result in a “superior proposal” (as described below);

•	NYBOT’s board of governors, after consultation with its outside legal counsel, determines in good faith that failure to take the action would be inconsistent with the board’s fiduciary duties under applicable law;

•	prior to providing information or data to any person in connection with the acquisition proposal, NYBOT’s board of governors receives from the person making the acquisition proposal an executed confidentiality agreement with terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between NYBOT and ICE; and

•	NYBOT is not in material breach of its obligations with the “no solicitation” provisions in the merger agreement.

In addition, if NYBOT receives an unsolicited bona fide written acquisition proposal prior to the receipt of NYBOT member approval of the merger agreement, NYBOT may withdraw or change its recommendation in favor of adopting the merger agreement if:

•	NYBOT’s board of governors, after consultation with outside legal counsel and financial advisors, concludes in good faith that the acquisition proposal which has been received constitutes a superior proposal (as described below); and

•	NYBOT’s board of governors, after consultation with outside legal counsel, determines in good faith that failure to take the action would be inconsistent with the board’s fiduciary duties under applicable law.

For purposes of the merger agreement, “superior proposal” means a bona fide written acquisition proposal obtained by NYBOT (other than any such proposal obtained in breach of the “no solicitation” provisions in the merger agreement) for or in respect of:

•	all of the outstanding voting power of and economic interest in the membership interests or any other capital stock of NYBOT, or

•	all of the assets of NYBOT and its subsidiaries, on a consolidated basis,

on terms that NYBOT’s board of governors concludes in good faith, after receipt of the advice of its financial advisors and outside legal counsel, is more favorable, from a financial point of view to NYBOT members, than the merger contemplated by the merger agreement, after taking into account all legal, financial, regulatory, structural and other aspects of the acquisition proposal and the merger agreement and any improved terms that ICE has offered pursuant to the merger agreement that are deemed relevant by NYBOT’s board of governors (including conditions to and the expected timing and risks of completion and the ability of the party making the acquisition proposal to obtain financing).

NYBOT has agreed in the merger agreement that it will:

•	notify ICE, within two business days of receipt of any acquisition proposal or any request for nonpublic information or inquiry that NYBOT reasonably believes could lead to an acquisition proposal, of the material terms and conditions of the acquisition proposal, request or inquiry and the identity of the person making the acquisition proposal, request or inquiry; and

•	thereafter provide ICE, as promptly as practicable, with oral and written notice containing information as is reasonably necessary to keep ICE informed in all material respects of the status and details of the acquisition proposal, request or inquiry.

As described in “—Termination—Termination Rights,” ICE will have an opportunity to match the terms of the superior proposal so that it would no longer constitute a superior proposal.

Members Meeting

NYBOT has agreed in the merger agreement to convene a meeting of its members on a date mutually agreed upon by NYBOT and ICE that shall be as promptly as practicable (but in no event more than 35 days) after the registration statement of which this document forms a part is declared effective, to consider and vote upon the adoption and approval of the merger agreement. Additionally, subject to fiduciary obligations under applicable law, NYBOT’s board of governors agreed to recommend and solicit the approval and adoption of the merger agreement. In the event that NYBOT’s board of governors determines that the merger agreement is no longer advisable and either (1) makes no recommendation or (2) recommends that its members reject the merger agreement, NYBOT shall nevertheless submit the merger agreement to its members for approval and adoption at their meeting unless the merger agreement has been terminated in accordance with the terms of the merger agreement.

Termination

Termination Rights

NYBOT and ICE may terminate the merger agreement at any time prior to the completion of the merger by mutual consent. In addition, the board of directors or governors, as applicable, of either NYBOT or ICE may terminate the merger agreement at any time prior to the completion of the merger if:

•	the merger is not completed on or before June 14, 2007 (the “termination date”), except that this right to terminate will not be available to a party whose failure to perform any material covenant or obligation under the merger agreement was the cause of, resulted in, or proximately contributed to the failure of the merger to be completed by the termination date.

•	NYBOT members do not approve and adopt the merger agreement at their meeting or any adjournment or postponement of the meeting, except that this right to terminate will not be available to NYBOT if NYBOT has breached in any material respect its obligations to properly convene and hold a members meeting in a manner that proximately contributes to NYBOT’s members meeting not being held, or the vote of NYBOT members not being taken, prior to the termination date;

•	any governmental entity which must grant a regulatory approval that is required to be obtained in connection with the merger has (1) denied such grant and such denial has become final, binding and non-appealable or (2) has conditioned such grant in a manner that ICE reasonably determines would be reasonably likely to result in a substantial detriment to ICE, and such condition has become final, binding and non-appealable; or

•	any order permanently restraining, enjoining or otherwise prohibiting completion of the merger becomes final and non-appealable.

Each of NYBOT and ICE have the right to extend the termination date to September 14, 2007 if the only conditions to the completion of the merger that have not yet been satisfied are those conditions outlined in “—Conditions to the Completion of the Merger—Conditions to Each Party’s Obligations” or those conditions relating to the receipt of a private letter ruling from the Internal Revenue Service.

Additionally, ICE may terminate the merger agreement at any time prior to the completion of the merger, if:

•	NYBOT’s board of governors changes its recommendation for the merger or fails to reconfirm its recommendation within seven business days after a written request by ICE to do so;

•	NYBOT breaches in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement (which breach would prevent satisfaction of ICE’s relevant closing conditions), and the breach is not curable or, if curable, is not cured prior to the earlier of (1) the date that is 30 days after written notice of the breach is given by ICE to NYBOT, or (2) the business day prior to the termination date of the merger agreement; or

•	NYBOT or any of its affiliates, agents or representatives breaches in any material respect the “no solicitation” provisions described under “—No Solicitation of Alternative Transactions.”

NYBOT may terminate the merger agreement:

•	at any time prior to the approval of the merger agreement by NYBOT members, if NYBOT’s board of governors authorizes NYBOT to enter into a binding agreement for an alternative transaction that constitutes a superior proposal (after notifying ICE of its intention to enter into this agreement and after providing ICE with an opportunity to match the terms of the alternative transaction so that it would not be a superior proposal), and NYBOT is not in material breach of the “no solicitation” provisions described under “—No Solicitation of Alternative Transactions,” or any other terms of the merger agreement; or

•	before or after the approval of the merger agreement by NYBOT members, if ICE breaches in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement (which breach would prevent satisfaction of NYBOT’s closing conditions), and the breach is not curable or if curable, is prior to the earlier of (x) the date that is 30 days after written notice of the breach is given by NYBOT to ICE, or (y) the business day prior to the termination date of the merger agreement.

Termination Fees and Expense Reimbursement

The merger agreement requires NYBOT to pay ICE a termination fee of $39,000,000 and also reimburse ICE for its out-of-pocket expenses in an aggregate amount up to $5,000,000 as follows:

•	if NYBOT terminates the merger agreement because the termination date has occurred, and at that time ICE would have been permitted to terminate the merger agreement on the ground that NYBOT’s board of governors changed its recommendation or failed to reconfirm its recommendation for the merger as described above;

•	if NYBOT terminates the merger agreement in order to enter into an alternative transaction that constitutes a superior proposal as described above; or

•	if ICE terminates the merger agreement because NYBOT’s board of governors changed its recommendation or failed to reconfirm its recommendation for the merger.

In addition, if an acquisition proposal is made to NYBOT or its subsidiaries, or any person announces a bona fide intention to make an acquisition proposal with respect to NYBOT or its subsidiaries, and thereafter the merger agreement is terminated:

•	by either ICE or NYBOT because NYBOT members did not approve and adopt the merger agreement at their meeting convened for that purpose (including any adjournment or postponement of that meeting);

•	by either ICE or NYBOT because the termination date of the merger agreement has occurred and, at that time, the vote of NYBOT members to approve the merger agreement has not been taken and the only closing condition that is not satisfied is the failure to have received the approval for the merger by NYBOT members;

•	by ICE because NYBOT materially breached the “no solicitation” provisions described under “—No Solicitation of Alternative Transactions;” or

•	by ICE because NYBOT materially breached its representations, warranties, covenants or agreements contained in the merger agreement (which breach would prevent satisfaction of ICE’s closing conditions), and the breach is not curable or if curable, is not cured prior to the earlier of (x) the date that is 30 days after written notice of the breach is given by ICE to NYBOT, or (y) the business day prior to the termination date of the merger agreement;

then, in each case, NYBOT must:

•	pay the expense reimbursement within two days after termination; and

•	pay the termination fee if, within nine months of the termination, (1) any third party has acquired or has entered into an agreement with NYBOT or its subsidiaries to acquire (either through a purchase, merger, consolidation or otherwise) a majority of the voting power or economic interests in the outstanding membership interests or other equity securities of NYBOT or a majority of the consolidated assets of NYBOT and its subsidiaries, taken as a whole, or (2) a business combination transaction (such as a merger or consolidation) has been completed between NYBOT and a third party after which NYBOT members do not hold a majority of the voting power or economic interest in the surviving or successor company.

If NYBOT fails to pay all amounts of the termination fee and expense reimbursement due on the specified dates, then NYBOT must also pay ICE’s expenses for actions taken to collect the unpaid amounts, including interest on the unpaid amounts, calculated at the prime rate plus 200 basis points.

Conduct of Business Pending the Merger

NYBOT and ICE agreed in the merger agreement that, until the earlier of the completion of the merger or the termination of the merger agreement, they would conduct their respective businesses in the ordinary and usual course consistent with past practice and use reasonable best efforts to preserve their respective business organizations and maintain relationships and goodwill with governmental entities, self-regulatory entities, providers of order flow, customers, other business associates, members and stockholders. NYBOT and ICE also agreed not to declare, set aside or pay any type of dividend in respect of any membership interests or capital stock, as appropriate, other than dividends payable by wholly-owned subsidiaries of each party to such party or such party’s other wholly-owned subsidiaries.

NYBOT and its subsidiaries also agreed to certain restrictions relating to the conduct of their businesses during this period. Specifically, NYBOT agreed not to do the following without the prior written consent of ICE (subject to exceptions specified in the merger agreement):

•	issue any new membership interests, other membership interests, capital stock or any securities convertible into or exchangeable or exercisable for any membership interests or shares of capital stock, trading rights, other trading permits, or any lease rights;

•	sell, pledge, dispose of or encumber, split, combine or reclassify, or repurchase, redeem or acquire any outstanding NYBOT membership interests, other membership interests, capital stock or any securities convertible into or exchangeable or exercisable for any membership interests or shares of capital stock, permits, trading rights, other trading permits, or any lease rights;

•	make any structural changes to NYCC, agree to (other than in the ordinary course of business) list or clear any additional products or markets, change its risk policies or reduce its guaranty fund, liquidity or credit resources;

•	(1) terminate, establish, amend or make new grants under any employee benefit plans or similar arrangements, (2) increase the compensation of any employees or fringe benefits of any governor, officer or employee (except increases occurring in the ordinary and usual course of business consistent with past practice), (3) grant any equity-related award, pay or grant change in control or severance benefits to any NYBOT employee or governor in connection with the merger, (4) accelerate the vesting or payment of compensation or benefits under NYBOT’s benefit plans, (5) change actuarial or other assumptions with respect to NYBOT benefit plans, (6) adopt or amend a collective bargaining agreement, or (7) terminate any officer without cause;

•	settle or compromise any material claims or litigation or modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims (except in the ordinary and usual course of business consistent with past practice);

•	incur additional material indebtedness or other liability or modify any material indebtedness or other liability other than in the ordinary course of business;

•	make or authorize or commit to any capital expenditures (other than under its current business plan as disclosed to ICE prior to the date of the merger agreement), acquisitions or other types of non-ordinary-course transactions;

•	except for a platform license and service agreement with ICE, enter into any agreement to trade any products on an electronic trading platform or that would restrict NYBOT’s or its subsidiaries’ ability to trade any product on an electronic trading platform;

•	change any material tax election, change any material method of tax accounting, file any materially amended tax return, or settle or compromise any material audit or proceeding relating to taxes or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

•	permit any change in its credit practices or accounting principles, policies or practice, except to the extent that any such changes in accounting principles, policies or practices are required by changes in GAAP;

•	enter into any “non-compete” or similar contract that would restrict the business of the surviving corporation or any of its affiliates following the completion of the merger;

•	enter into any contract between itself, on the one hand, or any of its affiliates, employees, officers or governors, on the other hand; and

•

amend or modify NYBOT’s certificate of incorporation, bylaws or rules or the certificates of incorporation, bylaws, rules and similar organizational documents of NYBOT’s subsidiaries, except for rule amendments or modifications that are consistent with past practice, that are not material and that would not become “core rights” (as defined in the bylaws of the surviving corporation—see below under “The Bylaws—Amendment of Bylaws”) or file with the CFTC any notice of such amendment or modification unless it shall simultaneously provide a written copy of such application to ICE.

ICE and NYBOT have entered into a license and service agreement for the trading of certain NYBOT products on the ICE electronic platform. If the merger agreement is not approved by the NYBOT members at the NYBOT special meeting to be held on December 11, 2006, NYBOT has the option to cancel the agreement within 30 days of the special meeting. If the merger agreement is approved by the NYBOT members and the merger is consummated, the surviving corporation will pay ICE approximately $6.7 million per year in licensing fees plus a volume related charge under the license and service agreement. The agreement will have an initial term of 18 months and will automatically continue thereafter unless either party provides the other party a notice of termination.

Organizational Documents of NYCC

At the completion of the merger, ICE is required to amend the provisions of the bylaws of NYCC with respect to the use of guaranty fund deposits and the issuance of assessments to the clearing members in the event of a “monetary default” (as defined in the bylaws of NYCC). This amendment will limit the application of such bylaw provisions, in the case of certain self clearing members and clearing members that are only entitled to clear cotton contracts as of the date of the merger agreement, to monetary defaults that involve a commodity contract that the applicable clearing member is entitled to clear with NYCC.

Indemnification and Insurance of Governors and Officers

After the completion of the merger, ICE and NYBOT agreed that ICE will indemnify, hold harmless and provide advancement of expenses to the past and present governors, officers and employees of NYBOT and its subsidiaries, for acts or omissions occurring at or prior to the completion of the merger, to the same extent as these individuals had rights of indemnification prior to the completion of the merger and to the fullest extent permitted by law. ICE and NYBOT also agreed that the certificate of incorporation and bylaws of the surviving corporation will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current certificate of incorporation and bylaws of NYBOT.

In addition, ICE has agreed to purchase or permit NYBOT to purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current governors’ and officers’ liability insurance and fiduciary liability insurance maintained by NYBOT.

Benefits Matters

ICE and NYBOT agreed that until the second anniversary of the closing, ICE will provide to NYBOT’s employees pension and welfare benefits that are no less favorable in the aggregate than those provided to those employees immediately prior to the effective time of the merger. In addition, ICE will provide selected employees salary and year end incentive payments that are no less favorable than these currently paid by NYBOT and its subsidiaries to those employees. ICE and its subsidiaries will give employees of NYBOT who become participants in ICE’s or its subsidiaries’ employee benefit plans, for purposes of eligibility and vesting (but not benefit accrual), service credit by those employees as if such service was with ICE or its subsidiaries. In addition, ICE will take into account any eligible expenses incurred by any of NYBOT’s employees and their covered dependents for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the employee or their dependents.

Promptly after the effective time and in connection with the bonus pool, ICE will cause the surviving corporation to distribute an amount in cash and/or shares to certain eligible governors and employees of NYBOT who are employed at the effective time and who have executed non-competition agreements and, if requested by ICE, consulting agreements with ICE and the surviving corporation.

Governance and Management

The merger agreement requires ICE to elect as members of the surviving corporation’s board of directors: (1) two individuals designated from among the current governors of NYBOT for one two-year term and (2) four “public directors” for four one-year terms. The term “public director” shall mean any person who (i) qualifies as a “public” director within the meaning of the rules proposed by the CFTC as of September 14, 2006 for determining qualifications of public directors or, if the CFTC adopts any such rules, within the meaning of such rules in effect from time to time and (ii) meets the independence requirements of the New York Stock Exchange for directors serving on the boards of listed companies, as amended from time to time.

ICE is also required to cause the officers and governors of NYBOT to be elected as the executive officers of the surviving corporation after the completion of the merger (other than the chief executive officer of NYBOT). The chief executive officer of the merger sub prior to the completion of the merger will be the chief executive officer of the surviving corporation.

Upon consummation of the merger, two governors from the current NYBOT board of governors and selected by ICE will join ICE’s board of directors.

Amendment and Waiver

NYBOT and ICE may amend the merger agreement at any time before the completion of the merger. However, after approval and adoption of the merger agreement by NYBOT’s members, no amendment may be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by NYBOT members, unless this further approval is obtained.

At any time before the completion of the merger, the parties may, to the extent legally allowed, waive any compliance with any of the conditions contained in the merger agreement.

Fees and Expenses

All costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense, except as otherwise provided in the merger agreement and except that:

•	if the merger is completed, the surviving corporation will pay any property or transfer taxes imposed on either party in connection with the merger; and

•	all expenses and fees incurred in connection with the filing, printing and mailing of this prospectus/proxy statement and the registration statement of which it is a part will be shared equally by NYBOT and ICE.

Representations and Warranties

The merger agreement contains customary and substantially reciprocal representations and warranties by NYBOT and ICE relating to the following:

•	organization, good standing and qualification;

•	membership interests and trading rights (in the case of NYBOT) and capital structure (in the case of ICE);

•	authorization of the merger agreement and absence of conflicts;

•	governmental consents and approvals required for the completion of the merger;

•	financial statements and reports sent to members (in the case of NYBOT) or filed with the SEC (in the case of ICE);

•	absence of any material adverse effect and, in the case of NYBOT, any material damage to any material property or asset since December 31, 2005;

•	compliance with applicable laws and material agreements;

•	legal proceedings;

•	tax matters; and

•	brokers and finders.

Additionally, the merger agreement contains customary representations and warranties by NYBOT relating to the following:

•	employee benefits;

•	labor matters;

•	insurance;

•	intellectual property;

•	no default of clearing members of NYCC; and

•	material contracts.

Many of the representations and warranties contained in the merger agreement are qualified by knowledge, materiality or a material adverse effect standard.

The description of the merger agreement in this prospectus/proxy statement has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

THE BYLAWS

This section of the document describes the material terms of the proposed bylaws of the surviving corporation. The following summary is qualified in its entirety by reference to the complete text of the proposed bylaws, which is attached as Annex C to this document. We urge you to read the full text of the bylaws.

In the merger agreement, ICE has agreed to cause the surviving corporation to adopt bylaws in the form attached as an exhibit to the merger agreement.

Trading Memberships

The surviving corporation will issue to each former NYBOT member following the completion of the merger a trading right (referred to in the bylaws as a “trading membership”) upon receiving from such NYBOT member properly completed and executed copies of the trading membership application documentation. Application documentation will be delivered to members prior to the completion of the merger. This trading right will permit each former NYBOT member to execute trades on the surviving corporation’s exchange in all contracts traded on NYBOT’s exchange at the time the merger agreement was signed, to the extent that such contracts continue to be traded by the surviving corporation’s exchange.

Under the bylaws, former NYBOT members must own, at all times, 3,162 shares ICE common stock (as adjusted for reclassifications, stock splits, stock dividends or distributions, recapitalizations or similar transactions) in order to retain and use the trading rights issued to such former member. Any former NYBOT member that fails to hold such requisite number of shares of ICE common stock will have his or her trading rights revoked and permanently cancelled. Each former NYBOT member must grant the surviving corporation a security interest in all such shares of ICE common stock as provided in the rules of the surviving corporation. The security interest will be effected pursuant to, and as part of, the trading membership application documentation required to effectuate the conversion of a NYBOT trading right into a surviving corporation trading membership.

The surviving corporation may issue new trading memberships in such numbers and for such consideration as the board of directors may from time to time determine. However, any new trading membership issued may not include the right to execute transactions on the surviving corporation’s open-outcry trading floor.

Trading Permits

The surviving corporation will issue a trading permit in the surviving corporation to each person who held a permit to execute trades in commodity contracts on NYBOT’s exchange immediately prior to the completion of the merger. This trading permit will be issued upon receipt by the surviving corporation from such person of properly completed and executed copies of the trading permit application documentation. Application documentation will be delivered prior to the completion of the merger. This trading right in the surviving corporation will be limited to the specific commodity contract(s) for which such recipient had trading permit rights immediately prior to the completion of the merger.

The surviving corporation may issue new trading permits in such numbers and for such consideration as the board of directors may from time to time determine. However, any new trading permits issued may not include the right to execute transactions on the surviving corporation’s trading floor.

Transaction Fees

The board of directors of the surviving corporation may from time to time adopt resolutions that impose fees or charges for each commodity contract purchased or sold on the exchange. In fixing the amount of any such fees or charges, the board of directors may establish different rates for transactions in different commodity contracts, or for different types of transactions involving the same commodity contract. The board may also omit any fees or charges with respect to any type of transaction or may establish different rates based on such other factors as the board may determine are appropriate.

The surviving corporation will be required to charge a $1 surcharge (the “$1 surcharge”) on electronic trades of physical delivery “core products” that were listed for trading on NYBOT at the time of the completion of the merger. The $1 surcharge is applied to such fee after taking into account the discount described in “The Bylaws—Discounts.” The $1 surcharge does not apply, however, to fees related to bona fide market making programs. The term “core products” refers to the commodity contracts that were traded on NYBOT’s exchange immediately prior to the completion of the merger for the following commodities: Coffee “C,” Cocoa, Cotton No. 2, Sugar No. 11, Frozen Concentrated Orange Juice, Not-For-Concentrate Orange Juice, and Sugar No. 14.

However, the surviving corporation may eliminate the $1 surcharge in the event that:

•	certain competing exchanges, or any of their respective affiliates, introduce a physical delivery contract after September 14, 2006 that (i) has the same contract terms as a core product or (ii) has the same contract terms as a core product except that it is cash-settled (in each case, other than any immaterially different terms); or

•	the board of directors of ICE requests that the public directors of the surviving corporation determine whether the introduction of a physical delivery contract by a competing exchange is a “competitive contract” with respect to a core product and the public directors by a “supermajority vote of the public directors” determine that such contract is a competitive contract.

However, in no event will the electronic trading fee for any core product be lower than the open-outcry trading fee for such product (except in connection with bona fide market making programs).

The term “competitive contract” refers to any contract listed by a competing exchange after September 14, 2006 that (i) has the same contract terms as a core product (other than any immaterially different terms) or (ii) has the same contract terms as a core product except that it is cash-settled (other than any immaterially different terms); and that, in either case, the failure of the surviving corporation to address and compete with such contract may be expected to give rise to a bona fide risk of a loss of market share by the surviving corporation’s exchange for such core product.

The term “supermajority vote of the public directors” means the affirmative vote of at least the number of public directors that is one less than the total number of public directors on the surviving corporation’s board of directors (determined as if there were no vacancies) eligible to vote on a matter but, in all cases, at least one public director.

The term “public director” shall mean any person who (i) qualifies as a “public” director within the meaning of the rules proposed by the CFTC as of September 14, 2006 for determining qualifications of public directors or, if the CFTC adopts any such rules, within the meaning of such rules in effect from time to time and (ii) meets the independence requirements of the New York Stock Exchange for directors serving on the boards of listed companies, as amended from time to time.

Unless the trading or clearance of a new contract would violate applicable laws or regulations, the surviving corporation may trade:

•	any derivative of a contract for a core product (such as a “mini or maxi contract”) proposed by ICE, and no such new contract will be subject to the $1 surcharge;

•	any new contract proposed by ICE that is not a derivative contract for a core product, unless the board of directors of the surviving corporation determines that trading or clearing such new contract would materially and adversely affect the long-term business of the surviving corporation; and

•	all contracts traded by ICE or ICE Futures as of September 14, 2006 and all contracts for energy products traded by ICE or ICE Futures thereafter, upon the request of ICE, unless the trading or clearance of such contracts would violate any contract that the surviving corporation was a party to as of September 14, 2006, and which the surviving corporation remains subject to at the time such products are to be traded.

A “mini or maxi contract” means with respect to a futures contract any other contract having the same terms as such futures contract except that it has a standard size that is (i) in the case of a mini contract, one-half or less of the standard size of such futures contract as of September 14, 2006 and (ii) in the case of a maxi contract, two times or more (or, in the case of Sugar No. 11 and Sugar No. 14, three times or more) of the standard size of such futures contract as of September 14, 2006, in each case subject to adjustment in the event that the standard size of a futures contract is increased or decreased.

Side-by-Side Electronic Trading

The chief executive officer of the surviving corporation has the authority to implement side-by-side electronic trading (including after-hours electronic trading) with respect to any commodity contract, except for any cash-settled commodity contract that has the same contract terms as core products.

The surviving corporation will, at the request of ICE, implement side-by-side electronic trading with respect to a cash-settled commodity contract that has the same contract terms as core products if:

•	certain competing exchanges, or any of their respective affiliates, introduce a “cash-settled” contract that has the same contract terms as a core product except that it is cash-settled (other than immaterially different terms); or

•	the board of directors of ICE requests that the public directors determine whether the introduction of a cash-settled contract by another exchange is a “competitive contract” with respect to a core product and the public directors, by a supermajority vote of the public directors, determine that such contract is a competitive contract.

Additionally, if another exchange has introduced a cash-settled contract that has the same contract terms as core products and that is settled using the prices of the surviving corporation’s exchange, the surviving corporation may, at the request of ICE, eliminate the $1 surcharge with respect to the physically-settled contract for such core product and adjust the electronic trading fee. However, in such case, the public directors of the surviving corporation may thereafter reinstate the $1 surcharge with respect to the physically-settled contract for such core product if they determine, by a supermajority vote of the public directors, that reinstating the $1 surcharge would not reasonably be expected to give rise to a bona fide risk of loss of market share of the surviving corporation for such core product. Additionally, in no event will the electronic trading fee for such physically-settled core product be lower than the open-outcry trading fee for such product (except in accordance with bona fide market making programs).

The surviving corporation may terminate open-outcry trading of any futures contracts that are not core products by majority vote of the surviving corporation’s board of directors. However, the surviving corporation will be restricted from terminating open-outcry trading of core products, unless:

•	the surviving corporation’s lease with respect to the surviving corporation’s trading floor located at the World Financial Center expires or is terminated (other than as a result of a breach by the surviving corporation or a voluntary termination by the surviving corporation);

•	the public directors, by a supermajority vote of the public directors, recommend and two-thirds of the entire board of directors of the surviving corporation approves such termination; or

•	certain “liquidity events” occur.

A “liquidity event” means, generally, (i) with respect to a contract in a particular core product, the failure of the average daily open-outcry volume in futures (“ADV”) measured on a rolling 90-day basis, to equal at least 50% of the ADV in such contract for the comparable 90-day period in calendar year 2005; and (ii) with respect to all core products, in the aggregate, the failure to maintain open-outcry ADV, measured on the foregoing basis, equal to 50% of the aggregate ADV in calendar year 2005 for all core products.

For so long as open-outcry trading of futures contracts that are core products has not been terminated pursuant to the preceding paragraph, the surviving corporation is required to:

•	maintain a disaster recovery site, which is comparable to NYBOT’s disaster recovery site at the time of the completion of the merger, in order to sustain open-outcry trading in the event the surviving corporation’s trading floor is not available for trading; and

•	dedicate sufficient financial and technological resources appropriate to support and maintain trading on an open-outcry trading floor consistent with prevailing industry practices.

Discounts

The surviving corporation is required to offer a 20% discount on exchange and clearing fees for proprietary trading by NYBOT members that are issued trading rights in the surviving corporation and firms that were member firms of NYBOT at the time of the signing of the merger agreement (“NYBOT Member Firms”) for transactions in contracts traded on NYBOT’s exchange, which are listed on Schedule II to the bylaws of the surviving corporation (other than for prices charged with respect to bona fide market making programs). These former NYBOT members and NYBOT member firms will be entitled to such discount for as long as such contracts continue to be traded on the surviving corporation’s exchange. Subject to certain exceptions, the right to receive this discount for electronic trading will terminate upon the transfer of by such former NYBOT member of his or her trading rights in the surviving corporation (subject in each case to certain exceptions).

Former NYBOT members and permit holders who are issued surviving corporation trading memberships and trading permits, as well as NYBOT Member Firms and lessees will also benefit from a “most-favored-nation” status that will entitle them to pay the lowest fees payable to the surviving corporation for electronic transactions in contracts traded on NYBOT’s exchange at the time of the signing of the merger agreement (other than for fees related to bona fide market making programs). They will be entitled to this “most-favored-nation” status for as long as such contracts continue to be traded on the surviving corporation’s exchange. Subject to certain exceptions, the right to receive this “most favored nation” status terminates upon the first transfer by such former NYBOT member or former NYBOT permit holder of his or her trading rights in the surviving corporation (subject in each case to certain exceptions).

Trade Committees

The surviving corporation will be required to maintain a trade committee for each of the core products. The surviving corporation may not alter any term or condition of any commodity contract involving a core product without the approval of two-thirds of the members of the applicable trade committee.

Until the two-year anniversary of the completion of the merger, each trade committee will consist of (i) nine members selected by ICE, who are actively engaged, or employed by a firm that is actively engaged, in the core product industry for the relevant trade committee; (ii) three floor brokers of the surviving corporation’s exchange in the core product for the relevant trade committee; (iii) two members who are affiliated persons of futures commission merchants; and (iv) one member representing an asset management firm advising investment funds or separate accounts that trade in the relevant core product or a proprietary trading desk of an investment bank. All trade committees must be composed of at least two-thirds of former NYBOT members or individuals associated with NYBOT Member Firms. However, the orange juice committee must be composed of at least one half former NYBOT members or individuals associated with former NYBOT Member Firms.

Transfer of Membership Interests and Trading Permits

Subject to the surviving corporation’s bylaws and rules, which limit trading memberships and permits to being held by individuals, a trading membership or trading permit may be acquired, transferred or sold, and a trading membership may be leased. Any attempted acquisition, transfer, sale or other disposition of a trading membership or trading permit, or a lease of a trading membership, that would be in violation of the bylaws or the rules of the surviving corporation will be null and void. Each transferee of a trading membership or trading permit will be required to execute such documentation as the surviving corporation may require from time to time.

Governance

The officers of the surviving corporation, other than the chief executive officer, will be the officers of NYBOT prior to the completion of the merger. Until the second anniversary of the completion of the merger, the surviving corporation’s board of directors will be comprised of nine directors, including the chief executive officer and chief financial officer of ICE, the chief executive officer or the president of the surviving corporation (who, pursuant to the merger agreement, will be designated by ICE), two members of the current NYBOT board of governors who are designated by ICE and who will also become directors of ICE (the “NYBOT designees”), and four directors who qualify as public directors and who, to the extent possible, will be initially selected from the current public governors on NYBOT’s board of governors. Until the fourth anniversary of the completion of the merger, the surviving corporation’s board will consist of at least four public directors.

Until the second anniversary of the completion of the merger, ICE, as sole stockholder of the surviving corporation, will be subject to certain limitations on its ability to remove the directors who are NYBOT designees during their respective terms and to fill any vacancy in a directorship previously held by a NYBOT designee. Until such second anniversary, any vacancy in a directorship previously held by a NYBOT designee will be filled by the person nominated by the remaining NYBOT designee, and in the event there is no remaining NYBOT designee, the directors in office must fill such vacancy with an individual who is a member of the current NYBOT board of directors. Prior to the second anniversary, the stockholders of the surviving corporation may not remove any NYBOT designee from the surviving corporation’s board of directors without cause.

Until the fourth anniversary of the completion of the merger, ICE will also be subject to certain limitations on its ability to remove public directors during their respective terms and to fill any vacancy in a directorship previously held by a public director. Until such fourth anniversary, any vacancy in a directorship previously held by a public director will be filled by the person who qualifies as a public director and who is appointed by the remaining public directors and approved by ICE (such approval not to be unreasonably withheld). Prior to the fourth anniversary, the stockholders of the surviving corporation may not remove any public director from the surviving corporation’s board of directors without cause.

Amendment of Bylaws

Under certain circumstances, the board of directors of the surviving corporation and its stockholders may adopt additional bylaws, and may amend or repeal any bylaws, whether or not adopted by them. However, until July 1, 2013, certain provisions of the bylaws and rules of the surviving corporation, as they relate to core products, may not be amended or repealed in a manner materially adverse to the rights of trading members, permit holders, NYBOT Member Firms, lessees and clearing members, except to the extent such amendment is approved and adopted by (i) the public directors, by a supermajority vote of the public directors, and (ii) two-thirds of the entire board of directors of the surviving corporation. These protected bylaws and rules provisions are referred to as “core rights” and include provisions relating to:

•	the eligibility standards and criteria for becoming a trading member, permit holder, or lessee;

•	the financial requirements applicable to a trading member, permit holder, lessee, and member firm;

•	the trading privileges authorized for each category of permit holder and for trading members;

•	the sale, and transferability of rights applicable to trading memberships and trading permits, and the leasing of rights applicable to trading memberships;

•	the requirements applicable to obtaining open-outcry exchange floor trading privileges by trading members and permit holders;

•	provisions of NYBOT’s rules governing the mode of executing transactions by open-outcry on the trading floor;

•	the eligibility requirements applicable to remaining a clearing member, to the extent that such person was a clearing member prior to the completion of the merger;

•	the rights and obligations of clearing members that act as guarantors of floor brokers, to the extent that the clearing member so acted prior to the completion of the merger;

•	composition of the board of directors of the surviving corporation, including NYBOT’s governors designated to be members of the board of directors of the surviving corporation and ICE;

•	limitations on electronic trading of core products, for so long as open-outcry trading is required under the bylaws;

•	maintenance of a disaster recovery site (for as long as it is required by the bylaws);

•	dedicating financial and technical resources to support and maintain open-outcry trading (for as long as it is required by the bylaws);

•	transaction fees and discounts;

•	clearing member eligibility requirements; and

•	trade committee composition and control over the terms and conditions of core products.

The trading memberships and trading permits will exist as a matter of contract only. Holders of trading memberships and trading permits will not constitute stockholders of the surviving corporation within the meaning of the Delaware General Corporation Law or the certificate of incorporation, bylaws or rules of the surviving corporation after the merger and will have only such rights and privileges as are set forth in the rules or as prescribed by the board of directors of the surviving corporation, which rights will exist as a matter of contract only. No director or officer of the surviving corporation will have a fiduciary obligation to the holders of trading memberships or trading permits. Following the completion of the merger, the directors of the surviving corporation will have fiduciary obligations to the surviving corporation and its sole stockholder, ICE, although the surviving corporation, as a “designated contract market” within the meaning of the Commodity Exchange Act, will be required to follow certain core principles, including providing for a competitive, open and efficient market and mechanism for executing transactions and minimizing conflict of interests on the board of directors in decision making.

Clearing Members

The NYCC is the designated clearing organization for the surviving corporation’s exchange and is authorized to clear the purchase and sales of commodity contracts on the surviving corporation’s exchange. In order to be eligible to be a clearing member of NYCC after the completion of the merger, a firm will be required to hold at least 21,078 shares of ICE Common Stock and satisfy certain other requirements for clearing members set forth in the surviving corporation’s rules and the bylaws and rules of NYCC. Each clearing member must grant the surviving corporation a security interest in all such shares of ICE common stock as provided in the rules of the surviving corporation.

DIRECTORS AND OFFICERS OF ICE AFTER THE MERGER AND THE

DIRECTORS AND OFFICERS OF THE

SURVIVING CORPORATION AFTER THE MERGER

ICE

The directors and officers of ICE following the completion of the merger will be the directors and officers of ICE identified under “Information About ICE—Directors and Executive Officers,” except that two existing NYBOT directors will be appointed to ICE’s board of directors. See “Information About ICE—Directors and Executive Officers.” Terrence F. Martell and Frederick W. Schoenhut are expected to serve as directors of ICE after the merger. The ICE board currently has authorized nine directors to sit on the board. As a result, following completion of the merger, the number of directors authorized for the ICE board will be eleven.

The following table provides information regarding Mr. Martell and Mr. Schoenhut:

Name	Age	Title
Terrence F. Martell	60	Director
Frederick W. Schoenhut	50	Director

Terrence F. Martell. Terrence F. Martell is expected to serve as a director of ICE following the merger. Since 2001, Mr. Martell has served as a public governor of NYBOT and a member of NYBOT’s Executive Committee and Audit Committee. Since 1998, Mr. Martell has served as the Director of the Weissman Center for International Business at Baruch College/CUNY and, since 2003, as the Saxe Distinguished Professor of Finance. From 1992 to 2004, Mr. Martell served as the Deputy Department Chair of the Baruch College Faculty Senate. His particular area of expertise is international commodity markets. Prior to joining Baruch College, Mr. Martell was Senior Vice President of the Commodity Exchange, Inc. Mr. Martell is currently a board member of the Manhattan Chamber of Commerce and a member of the Reuters/Jefferies CRB Index Oversight Committee.

Frederick W. Schoenhut. Frederick W. Schoenhut is expected to serve as a director of ICE following the merger. Currently, Mr. Schoenhut is the Chairman of the Board of Governors of NYBOT. In September 1980, Mr. Schoenhut formed Copia Trading Co., Ltd., a coffee futures execution firm on the Coffee, Sugar & Cocoa Exchange (CSCE) trading floor, which he expanded into cocoa in 1982. He has served as Coffee Floor Committee Chairman, Operations and Technology Committee Chairman, as well as in various other committee leadership posts. Mr. Schoenhut chaired the NYBOT Relocation Committee, which was responsible for finding new facilities for NYBOT following the destruction of its existing facilities in the September 11 terrorist attacks.

For the age and certain selected biographical information regarding the other ICE directors, see “Information About ICE—Directors and Executive Officers.”

Surviving Corporation

The officers of the surviving corporation, other than the chief executive officer, will be the officers of NYBOT prior to the completion of the merger. Until the second anniversary of the completion of the merger, the surviving corporation’s board of directors will be comprised of nine directors, including the chief executive officer and chief financial officer of ICE, the chief executive officer of the surviving corporation (who, pursuant to the merger agreement, will be designated by ICE), two members of the current NYBOT board of governors who are designated by ICE to serve on the ICE board of directors, referred to as NYBOT designees, and four directors who qualify as public directors and who, to the extent possible, will be initially selected from the current public governors on NYBOT’s board of governors. Until the fourth anniversary of the completion of the merger, the surviving corporation’s board will consist of at least four public directors.

Until the second anniversary of the completion of the merger, ICE, as sole stockholder of the surviving corporation, will be subject to certain limitations on its ability to remove the directors who are NYBOT designees during their respective terms and to fill any vacancy in a directorship previously held by a NYBOT designee. Until such second anniversary, any vacancy in a directorship previously held by a NYBOT designee will be filled by the person nominated by the remaining NYBOT designee, and in the event there is no remaining NYBOT designee, the directors in office must fill such vacancy with an individual who is a member of the current NYBOT board of governors. Prior to the second anniversary, the stockholders of the surviving corporation may not remove any NYBOT designee from the surviving corporation’s board of directors without cause.

Until the fourth anniversary of the completion of the merger, ICE will also be subject to certain limitations on its ability to remove public directors during their respective terms and to fill any vacancy in a directorship previously held by a public director. Until such fourth anniversary, any vacancy in a directorship previously held by a public director will be filled by the person who qualifies as a public director and who is appointed by the remaining public directors and approved by ICE (such approval not to be unreasonably withheld). Prior to the fourth anniversary, the stockholders of the surviving corporation may not remove any public director from the surviving corporation’s board of directors without cause.

INDUSTRY

General

The markets for commodities trading include trading in both physical commodities contracts and derivative instruments—instruments that derive their value from an underlying commodity or index—across a wide variety of commodities. Derivative instruments provide a means for hedging price risk, asset allocation, speculation or arbitrage. Contracts for physical commodities allow counterparties to contract for the delivery of the underlying physical asset.

Energy Commodities

Currently, trading on ICE’s platform is focused exclusively on energy commodities. Energy as a commodity class comprises a broad spectrum of commodity types, including crude oil and refined products, natural gas, electric power and other niche markets. Crude oil is one of the world’s most widely-used commodities, and as such is also one of the most widely-traded commodities. Crude oil refers to petroleum in its raw form, as it comes out of the earth. There are several different types or grades of crude oil traded in the market, each of which is named to reflect the oil field from which it is extracted. For example, Brent crude oil, a light, sweet grade of crude is named for the Brent Oil Field in the North Sea, off the coast of Britain. Crude oil, including Brent and WTI crude oil, is only useful after refining, which produces numerous oil-based component products, including petroleum gas, gasoline, naphtha, kerosene, gas oil, heavy gas oil, lubricating oils and residuals, among others.

Natural gas, another widely-used and widely-traded energy commodity, is a naturally occurring combustible mixture of hydrocarbon gases that is extracted from the earth. Natural gas is used extensively on a commercial basis in the production of chemicals and the generation of electric power. Residential use of natural gas is on the rise given its availability and price relative to heating oil and electric power. While natural gas is comprised primarily of methane, it can also include ethane, propane, butane and pentane. Natural gas is found in reservoirs underneath the earth, and its presence is commonly associated with crude oil deposits. Once brought from underground, natural gas is refined to remove impurities such as water and sand, as well as other gases and compounds. After refining, natural gas is transported through a network of pipelines, thousands of miles of which exist in the United States and other developed countries, to delivery points, or “hubs.”

Power can be generated through a number of means, including the burning of refined crude oil products and natural gas, or through renewable means such as hydro-electric generation or wind. In contrast to natural gas and crude oil, power is a man-made “end” commodity that cannot be stored—it must be used as it is produced—and therefore is transported via a network of transmission lines only within the regions in which it is generated.

Natural gas and power contracts are traded based, in part, upon the location to which they are delivered. In North America, there are nearly 100 natural gas hubs (including the benchmark Henry Hub located in Louisiana), and approximately 15 power hubs. Market participants can trade contracts for natural gas or power based on any of these hubs, whose prices are determined by transportation costs and supply and demand at each hub. An example of a leading regional power contract is the PJM financial power contract, which is based on power generated in the Pennsylvania, New Jersey and Maryland region. Further, natural gas market participants often enter into basis swaps that hedge the difference in cost between delivery to the benchmark Henry Hub and another hub that may be closer to the participants’ preferred point of delivery.

Derivative and Physical Commodities Contracts

In addition to being characterized by an underlying commodity or component asset, derivative contracts are further characterized by physical delivery or financial settlement, as well as the term of the contract. The contracts with the greatest liquidity are those that have settlement or expiry dates within the following one or two months, called the prompt or front months. Contracts that have settlement dates one year out or longer, referred to as the back months, tend to be less actively traded.

Participants in the markets for commodities trading include industrial firms that produce or use and financial institutions, among others. These market participants pursue a range of trading strategies for a variety of reasons, including:

•	Risk Management: Firms that produce or consume commodities may use physical or derivative contracts to hedge their exposure to future price movements.

•	Asset Allocation: Derivative contracts allow market participants to gain market exposure to the returns or diversification offered by a particular commodity or group of commodities without investing in the underlying physical asset.

•	Speculation: Market participants that have a specific view on the direction of commodity prices may buy or sell derivative contracts in anticipation of benefiting from a commodity’s directional price movement, whether rising or falling.

•	Arbitrage: Market participants may buy or sell derivative contracts in an attempt to profit from perceived value differences among related commodities, or correlated asset classes, or between the derivatives and physical markets.

•	Physical delivery: Firms that consume or are under contractual obligations to deliver or purchase commodities in physical form, such as a natural gas distribution company, may enter into a contract that will give them the right to receive or sell a specified quantity of the underlying commodity at a specified time and location in the future.

Generally, there are two types of market structures within the commodities trading sector—the futures market and the OTC market. These market structures are distinguished by their unique regulatory, participatory, reporting and operational requirements.

The Futures Market

Until the early 1970s, futures markets were restricted to traditional, physical commodities (e.g., wheat, copper, sugar). Since that time, futures markets have expanded to incorporate additional market sectors, including: currencies, interest rate instruments and stock indices. Futures exchanges that trade energy commodities include, among others, NYMEX (which principally trades in futures on energy and precious metals) and The Tokyo Commodity Exchange (which principally trades futures on gold, silver, platinum, crude oil, gasoline, kerosene and rubber) and, to a lesser extent, the Chicago Mercantile Exchange (which principally trades futures on interest rates, stock indices, foreign currencies and agricultural commodities) and the Chicago Board of Trade (which principally trades futures on financial instruments, agricultural commodities, precious metals and equity indices). In addition to offering trading of standardized contracts, futures exchanges provide access to a centralized clearing system. Commodity futures exchanges are regulated in the United States by the CFTC and are required to publish certain information, such as contract settlement prices and participant information. Commodity futures exchanges are regulated in the United Kingdom by the Financial Services Authority.

A futures exchange typically operates as an auction market, where trading is conducted either on an electronic platform or on an open-outcry trading floor. In an auction market, prices are established publicly either on a screen or on the floor by participants posting bids, or buying indications, and offers, or selling indications. A futures exchange offers trading of standardized contracts and provides access to a centralized clearing system. Commodity futures exchanges are regulated in the United States by the CFTC and are required to publish certain information, such as contract settlement prices and participant information. Commodity futures exchanges are regulated in the United Kingdom by the Financial Services Authority. In a typical futures market, participants can trade two types of instruments:

•

Futures: A future is the most common exchange-traded commodity contract. It is a standardized contract to buy or sell a specified quantity of an underlying asset during a particular month (an exact delivery date or a range of dates will be specified). Contract sizes are standardized and differ by commodity. For example, the ICE Futures Brent Crude futures contract has a contract quantity of 1,000 net barrels, or 42,000 U.S. gallons. The price of the futures contract is determined through the auction process on the exchange. Futures contracts are settled through either physical delivery or cash settlement, depending on the contract specification.

•	Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) an underlying futures contract at a price determined at the time of the execution of the option.

Historically, trading in futures contracts took place exclusively through face-to-face interaction on a physical trading floor by members of an exchange, also known as a “pit,” through an auction process known as “open-outcry.” In an open-outcry market, the matching of buyers and sellers is achieved by traders in the pit locating other traders in the pit who have an opposite trading interest. As the name implies, traders “cry out” their bids and offers, often in combination with a system of hand signals, with the objective of finding a counterparty with whom to trade.

All futures contracts and options on futures contracts are cleared through a central clearinghouse. Clearing is the procedure by which each futures and options contract traded on an exchange is novated, or replaced, with a contract with the clearinghouse. In this process, the clearinghouse is interposed between the trading parties and becomes the buyer to each member firm that is a seller, and the seller to each member firm that is a buyer. By interposing itself between the member firm parties of every trade, the clearinghouse guarantees each member firm party’s performance, and eliminates the need to evaluate counterparty credit risk. Futures commission merchants function, in turn, as intermediaries between market participants and a clearinghouse. From the participant’s perspective, the futures commission merchant is the counterparty to a cleared trade, as the contract is cleared by the clearinghouse in the name of the futures commission merchant. From the clearinghouse’s perspective, the futures commission merchant is the counterparty to the trade. In effect, the clearinghouse takes on the counterparty credit risk of the futures commission merchant, and the futures commission merchant assumes the credit risk of each counterparty, which is partially offset by capital held by the futures commission merchant with respect to each counterparty.

The OTC Market

Over-the-counter, or OTC, is a term used to describe trading activity that does not take place on a regulated exchange. In this market, commercial market participants have historically entered into negotiated, bilateral contracts, although in recent years participants have begun to take advantage of cleared OTC contracts that, like futures contracts, are standardized and cleared through a central clearinghouse.

In contrast to the limited range of futures contracts available for trading on regulated exchanges, participants in the OTC markets have the ability to trade an unlimited number of customized contracts, which may specify contract terms, such as the underlying commodity, delivery date and location, term and contract size. Furthermore, while exchanges typically limit their hours of operation and restrict direct trading access to a limited number of exchange members, OTC markets operate virtually around the clock and do not impose membership interest requirements.

Financially-settled OTC contracts are classified as derivatives—meaning that the contract is settled through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity. Physical contracts provide for settlement through physical delivery of the underlying commodity. Physical contracts may be entered into for either immediate delivery of a commodity, in the cash or “spot” market, or for delivery of a commodity at a specified time in the future, in the “forward” market. Forward contract prices are generally based on the spot market prices of the underlying commodity, since long-term contracts evolve into short-term contracts over time.

Several types of contracts are typically traded in the OTC market:

•	Forwards and Swaps: A forward contract is an agreement between two parties to deliver a specified quantity of an underlying asset, on a specified date, and at a specified location. Unlike futures contracts discussed above, forward contracts are not standardized, but can be negotiated on an individual basis between counterparties. Swaps generally are contracts between the holders of two different assets with differing risk and performance profiles in which the risk or performance characteristics are exchanged. Swaps may be settled against the future price of a single commodity or against an index of commodity prices.

•	Differentials and Spreads: Differentials, or basis swaps, are contracts that allow counterparties to “swap” delivery (or the financial equivalent of delivery) of a commodity between two different delivery points. For example, trading parties may enter into a basis swap for natural gas by swapping delivery of natural gas at the benchmark Henry Hub for delivery at any hub in North America. This type of contract allows market participants to hedge or speculate on forward natural gas prices in various markets. The price of a basis swap contract is based on the cost differential between delivery at each hub. Spreads are the simultaneous purchase and sale of forward contracts for different months, different commodities or different grades of the same commodity.

•	Options: Options are contracts that convey to the buyer the right, but not the obligation, to require the seller to make or take delivery of a stated quantity of a specified commodity at a specified price. Options may also be cash settled, based on the difference between the market price of the underlying commodity and the price of the commodity specified in the option.

Because bilateral OTC contracts are entered into and settled on a principal-to-principal basis, each party is exposed to counterparty credit risk. Therefore, traditionally, OTC market participants have relied heavily on their internal risk management systems to monitor and mitigate counterparty credit and performance risk. In recent years, a growing number of markets, including ours, have begun to offer clearing for some of the more commonly traded OTC contracts to address the risks associated with entering into bilateral agreements. Participants who choose to trade cleared OTC products must have an account with a futures commission merchant.

A key structural difference between futures and cleared OTC forward markets on the one hand and equity markets on the other hand is the need for a trader in the futures or OTC forward markets to close out a long or short position through the same exchange on which the original position was established. This has the benefit of retaining the open interest at that exchange. In contrast, traders in equity markets can execute any trade on any exchange with quality and cost of execution being the only considerations.

Industry Trends

ICE believes that the increasing interest in derivatives trading, and in energy derivatives in particular, is being driven primarily by the following key factors:

•	Growth in Electronic Trading: Innovations in technology have increased the speed of communications and the availability of information, which have enabled market participants to access and participate in the commodities markets more easily and quickly and less expensively. During the last decade, the use of electronic trading has become increasingly prevalent, and offers a number of advantages relative to floor-based trading.

•	Lower Barriers to Entry for Market Participants: The barriers to entry for trading in energy derivatives have traditionally been significant, which has limited the ability of many traders to participate in this market. In recent years, a considerable erosion of these barriers has occurred largely due to the availability of electronic trading. In addition to electronic trading, other changes in market structure contributing to lower barriers to entry include declining exchange membership interest fees, use of independent software vendors and the introduction of cleared OTC contracts.

•	Increasing Adoption of Energy Commodities as an Investable Asset Class: Investors’ interest in energy commodities as an asset class has experienced significant growth in recent years. A number of attributes inherent to energy commodities have contributed to this growth including higher volatility, geopolitical risk, low/negative correlation with other asset classes, asset diversification and attractive investment returns.

•	New Market Participants: Recent growth in energy derivatives trading has been driven in part by increased participation in energy markets by financial institutions, hedge funds, proprietary trading firms and institutional investors.

INFORMATION ABOUT ICE

General

ICE operates the leading electronic global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. Currently, ICE is the only marketplace to offer an integrated electronic platform for side-by-side trading of energy products in both futures and OTC markets. Through ICE’s electronic trading platform, its marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. ICE’s electronic platform increases the accessibility and transparency of the energy commodities markets and enhances the speed and quality of trade execution. The open architecture of ICE’s business model—meaning its ability to offer centralized access to trading in regulated futures markets and in OTC contracts on a cleared or bilateral basis through multiple interfaces—allows ICE’s participants to optimize their trading operations and strategies. ICE conducts its OTC business directly, and its futures business through its wholly-owned subsidiary, ICE Futures. ICE Futures is the largest energy futures exchange outside of North America, as measured by 2005 traded contract volumes. ICE also offers a variety of market data services for both futures and OTC markets through ICE Data, its market data subsidiary.

For the nine months ended September 30, 2006, 156.9 million contracts were traded in ICE’s combined futures and OTC markets, up 109.3% from 75.0 million contracts traded for the nine months ended September 30, 2005. During the nine months ended September 30, 2006, 64.5 million contracts were traded in ICE’s futures markets and 92.3 million contracts were traded in its OTC markets, up 111.4% from 30.5 million futures contracts traded during the nine months ended September 30, 2005 and up 107.8% from 44.4 million OTC contracts traded during the nine months ended September 30, 2005. For the year ended December 31, 2005, 104.1 million contracts were traded in its combined futures and OTC markets, up 56.5% from 66.5 million contracts traded for the year ended December 31, 2004. ICE’s revenues consist of transaction fees, market data fees and other revenues. On a consolidated basis, for the nine months ended September 30, 2006, ICE generated $218.5 million in revenues (representing a 90.7% increase compared to $114.6 million for the nine months ended September 30, 2005) and $94.3 million in net income (representing a 269.0% increase compared to $25.6 million for the nine months ended September 30, 2005). On a consolidated basis, ICE generated $155.9 million in revenues for the year ended December 31, 2005 (representing a 43.8% increase compared to $108.4 million for the year ended December 31, 2004) and $40.4 million in net income for the year ended December 31, 2005 (representing a 84.1% increase compared to $21.9 million for the year ended December 31, 2004). The financial results for the nine months ended September 30, 2005 and for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of its open-outcry trading floor in London and a $15.0 million settlement expense related to a payment made to EBS Dealing Resources, Inc., or EBS, to settle litigation.

ICE’s History

ICE was formed in May 2000 with the goal of developing a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. ICE’s predecessor company, Continental Power Exchange, Inc., which was wholly-owned by Jeffrey C. Sprecher, ICE’s chairman and chief executive officer, contributed to ICE all of its assets in May 2000, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in ICE. In June 2001, ICE expanded its business into futures trading by acquiring ICE Futures Holdings Plc (formerly known as IPE Holdings Plc), the owner of ICE Futures (formerly known as the International Petroleum Exchange), which, at the time, was operated predominantly as a floor-based, open-outcry exchange. The International Petroleum Exchange had been seeking to expand its electronic trading capabilities since the late 1990s following the emergence of the industry trend toward electronic trade execution. At the time, ICE was seeking to expand its product offerings and to gain access to clearing and settlement services. Based on the complementary nature of the two businesses, ICE acquired the International Petroleum Exchange to develop a leading platform for energy commodities trading that would offer liquidity in both the futures and OTC markets. The International Petroleum Exchange, as a regulated futures exchange, had both established liquidity and an established brand in global energy markets. Prior to ICE’s acquisition of the International Petroleum Exchange, ICE offered trading only in OTC markets. The International Petroleum Exchange was formed in 1980 by a group of energy and futures companies. The Brent crude futures contract, its benchmark contract, was launched in 1988. ICE Futures is based in London, England. Approximately one-third of ICE’s employees, including regulatory, compliance, sales and marketing staff, are located in the United Kingdom, along with significant technology infrastructure relating to the operation of its electronic markets.

ICE’s Business

ICE’s marketplace is globally accessible, promotes price transparency and offers participants the opportunity to trade a variety of energy products. Its key products include contracts based on crude or refined oil, natural gas and power. Its derivative and physical products provide participants with a means for managing risks associated with changes in the prices of these commodities, asset allocation, ensuring physical delivery of select commodity products, speculation and arbitrage. The majority of its trading volume is financially, or cash, settled, meaning that settlement is made through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity itself.

ICE operates its business in three distinct markets: futures markets, OTC markets and market data markets. ICE operates its futures markets through its regulated subsidiary, ICE Futures, a Recognized Investment Exchange based in London, which has gained recognition from the Financial Services Authority, the regulatory authority that governs, among other things, commodities futures exchanges in the United Kingdom, in accordance with the terms of the Financial Services and Markets Act of 2000. Futures markets offer trading in standardized derivative contracts and OTC markets offer trading in over-the-counter, or off-exchange, derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and contracts that provide for financial settlement based on the prices of underlying commodities. All futures and cleared OTC contracts are cleared through a third party central clearinghouse. ICE offers OTC contracts that can be traded on a bilateral basis and certain OTC contracts that can be traded on a cleared basis. Bilateral contracts are settled between counterparties, while cleared contracts are novated to a clearinghouse, where they are marked to market and margined daily before final settlement at expiration. ICE does not take proprietary trading positions in derivatives contracts on commodities and other financial instruments in its markets. ICE also offers a variety of market data services for both futures and OTC markets through ICE Data, its market data subsidiary.

ICE operates its futures and OTC markets exclusively on its electronic platform. It believes that electronic trading offers substantial benefits to its market participants. In contrast to alternate means of trade execution, such as a physical trading floor and telephones, market participants executing trades electronically on ICE’s platform are able to achieve price improvement and cost efficiencies through greater transparency and firm posted prices, reduce trading errors and eliminate the need for market intermediaries. In addition to trade execution, ICE’s electronic platform offers a comprehensive suite of trading-related services, including electronic trade confirmation, access to clearing services and risk management functionality. ICE’s trading-related services are designed to support the trading operations of its participants. Through its electronic platform, ICE facilitates straight-through processing of trades, with the goal of providing seamless integration of front-, back- and mid-office trading activities.

The following diagram illustrates the range of services ICE is able to offer through its electronic platform:

Futures Business

ICE Futures operates as a Recognized Investment Exchange in the United Kingdom, where it is regulated by the Financial Services Authority. ICE Futures was founded in 1980 as a traditional open-outcry auction market by a group of leading energy and trading companies. Today, ICE Futures operates exclusively as an electronic marketplace. Trades in ICE Futures’ markets may only be executed in the name of exchange members for the members’ own account or their clients’ account. ICE Futures members and their customers include many of the world’s largest energy companies and leading financial institutions.

In ICE Futures’ markets, it offers trading in the ICE Brent Crude futures contract, a benchmark contract relied upon by certain large oil producing nations to price their oil production. Brent crude is sourced from the North Sea. In February 2006, ICE Futures introduced a West Texas Intermediate, or WTI, futures contract, which is a benchmark crude oil contract based on delivery in Cushing, Oklahoma in the United States. The ICE Gas Oil futures contract is a leading benchmark for the pricing of a range of traded refined oil products outside the United States. ICE believes that market participants are increasingly relying on the ICE Brent Crude contract for their hedging and risk management activities, as evidenced by steady increases in traded volumes over the past several years. In addition, the use of a broad range of energy contracts as risk mitigation tools and financial investment instruments have increased participation in ICE’s energy markets. ICE earns fees from both parties to each futures contract (or option on a futures contract) traded in its markets, based on the number of contracts traded.

OTC Business

In ICE’s OTC business, it operates OTC markets through its globally accessible electronic platform. ICE offers trading in thousands of OTC contracts, which cover a broad range of energy products and contract types. These products include derivative contracts as well as contracts that provide for physical delivery of the underlying commodity, in each case principally relating to natural gas, power and oil. ICE is able to offer a wide selection of derivative contracts in its OTC markets due to the availability of various combinations of commodities, product types, “hub” locations and terms or settlement dates for a given contract. ICE’s participants, representing many of the world’s largest energy companies, leading financial institutions and proprietary trading firms, as well as natural gas distribution companies and utilities, rely on its platform. As of September 30, 2006, ICE had thousands of active screens at over 1,100 OTC participant firms, and on a typical trading day, over 5,800 individual screen users connect to its platform.

In order to provide participants with access to centralized clearing and settlement, ICE introduced the industry’s first North American cleared natural gas and oil OTC contracts in March 2002, and introduced its first cleared OTC power contracts in November 2003. ICE’s most liquid OTC markets include contracts that can be traded bilaterally or cleared. In February 2006, ICE announced plans to introduce additional cleared contracts on its OTC markets in 2006, and to date it has launched over 50 new cleared OTC contracts in 2006. ICE has also launched two new cash-settled futures products, the ICE New York Harbor Unleaded Gasoline Blendstock, or RBOB, futures contract and the ICE New York Harbor Heating Oil futures contract. During the year ended December 31, 2005, 62.0 million contracts were traded on ICE’s OTC markets with an aggregate notional value of $1.6 trillion, of which 47.4 million contracts were cleared, representing $1.2 trillion in aggregate notional value.

Revenues in ICE’s OTC business are generated primarily through commission fees earned for trades executed on its platform and for the provision of electronic trade confirmation services. While ICE charges a monthly minimum commission fee for access to its platform, it derives a substantial portion of its OTC revenues from commission fees paid for trade execution in excess of the monthly minimum volume requirements. ICE’s OTC commission rates vary by product and contract, and it charges a fixed commission rate based on the volume of commodity underlying the contract traded. Commission fees are payable by both parties to a contract and, for bilateral trades, are due generally within 30 days of the invoice date. For cleared OTC contracts, LCH.Clearnet collects ICE’s commission fees as they are incurred and pays these fees to ICE in full on a monthly basis. ICE does not risk its own capital in transactions or extend credit to market participants.

Market Data Business

ICE Data was established in 2002 to meet the growing demand for objective, transparent and verifiable energy market data. ICE Data compiles and repackages trading data derived from trade activity on ICE’s platform into information products that are sold to a wide customer base extending beyond ICE’s core trading community.

ICE’s information services cover both the futures and OTC markets and include publication of daily indices, access to historical pricing data, view only access to the platform, end of day settlements and pricing data sets as well as a service that involves the validation of participants’ own mark valuations.

With respect to the futures markets, ICE’s primary market data revenue streams are derived from the redistribution of real-time and historic futures prices through over 50 data vendors. These vendors in turn distribute this information to end users either directly or through sub-vendors to tens of thousands of subscriber terminals. These vendors and sub-vendors include Bloomberg, CQG, Interactive Data Corporation and Reuters. In addition to the use of redistributors, ICE Data also sells ICE’s real-time price data direct to end subscribers in a view-only version of WebICE and through ICE’s EnergyLive service. WebICE is a web-based desktop service that allows subscribers to view every bid, offer and trade as well as depth of market across all of the North American power and gas commodity markets traded on ICE’s platform. EnergyLive provides technical analysis and news coverage from Dow Jones news. Since ICE’s shift to becoming an exclusively electronic exchange in April 2005, its pricing data is increasingly differentiated to those of floor based exchanges in that ICE is able to offer market depth data to subscribers via its WebICE platform.

In contrast, ICE sells OTC market data directly to end users without the use of redistributors. ICE believes that its data is precise, comprehensive and unbiased due to the automated manner in which its electronic platform gathers the data from actual transactions. Its gas and power indices are based solely upon auditable transaction data derived from data on actual OTC trades executed in its markets. Therefore, this information is not affected by subjective estimation or selective polling. ICE believes that market participants value the depth and precision and transparency of its market data and that this value is likely to increase if its liquidity continues to grow. ICE continues to evaluate opportunities to realize the value of this raw data.

ICE’s Competitive Strengths

ICE has established itself as the leading electronic marketplace for combined global futures and OTC energy commodities trading by leveraging a number of key strengths, including:

•	highly liquid global markets and benchmark contracts;

•	leading electronic energy trading platform;

•	integrated access to futures and OTC markets;

•	highly scalable, proven technology infrastructure;

•	transparency and independence; and

•	strong value proposition.

Highly Liquid Global Markets and Benchmark Contracts

ICE offers liquid markets in a number of the most actively traded global energy commodities products. It operates the leading market for trading in Brent crude futures, as measured by the volume of contracts traded in 2005. The ICE Brent Crude futures contract that is listed by ICE Futures is a leading benchmark for pricing light, sweet crude oil produced and consumed outside of the United States. Similarly, the ICE Gas Oil futures contract is a leading benchmark for the pricing of a range of refined oil products outside the United States. ICE also operates the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 67.9 million contracts traded for the nine months ended September 30, 2006 and 42.8 million contracts traded for the year ended December 31, 2005, compared to 19.8 million and 10.4 million cleared OTC Henry Hub natural gas contracts traded by ICE’s nearest competitor during the same periods. The Henry Hub natural gas market is the most liquid natural gas market in North America. ICE believes that its introduction of cleared OTC products has enabled it to attract significant liquidity in the OTC markets it operates.

The following table shows the number and notional value of commodities futures contracts traded in ICE’s futures and OTC markets. The notional value of contracts represents the aggregate value of the underlying commodities covered by the contracts.

	Nine Months Ended September 30,				Year Ended December 31,
	2006		2005		2005		2004
	Number of Contracts (In thousands)	Notional Value (In billions)	Number of Contracts (In thousands)	Notional Value (In billions)	Number of Contracts (In thousands)	Notional Value (In billions)	Number of Contracts (In thousands)	Notional Value (In billions)
ICE Brent Crude futures	32,080	$2,199.4	22,287	$1,236.9	30,412	$1,712.5	25,458	$955.3
ICE Gas Oil futures	12,961	784.1	7,772	393.1	10,972	569.1	9,356	318.4
ICE WTI Crude futures	18,528	1,301.3	—	—	—	—	—	—
ICE Natural Gas futures	436	42.3	319	21.0	444	37.7	649	33.7

	Nine Months Ended September 30,				Year Ended December 31,
	2006		2005		2005		2004
	Number of Contracts (In thousands)	Notional Value (In billions)	Number of Contracts (In thousands)	Notional Value (In billions)	Number of Contracts (In thousands)	Notional Value (In billions)	Number of Contracts (In thousands)	Notional Value (In billions)
North American natural gas	85,425	$1,620.1	39,441	$802.1	55,524	$1,300.4	25,574	$388.2
North American power	4,286	206.6	2,380	115.4	3,145	165.1	1,683	62.5
Global oil	2,632	78.0	2,601	73.9	3,320	101.6	3,580	62.3

Leading Electronic Energy Trading Platform

ICE’s leading electronic trading platform provides centralized and direct access to trade execution for a variety of energy products. ICE operates its futures and OTC markets exclusively on its electronic platform. Its electronic platform has enabled it to attract significant liquidity from traditional market participants as well as new market entrants seeking the efficiencies and ease of execution offered by electronic trading. ICE has developed a significant global presence with thousands of active screens at over 1,100 OTC participant firms and over 780 futures participant firms as of September 30, 2006.

Integrated Access to Futures and OTC Markets

ICE attributes the growth in its business in part on its ability to offer qualified market participants integrated access to futures and OTC markets. ICE’s integrated and electronic business model allows it to respond rapidly to its participants’ needs, changing market conditions and evolving trends in the markets for energy commodities trading by introducing new products, functionality and increased access for energy market participants. ICE believes that its demonstrated ability to develop and launch new products for both the futures and OTC markets provides it with several competitive advantages, including:

•	Multi-Product Trading: ICE operates a globally accessible platform that offers qualified market participants a seamless interface between trading in futures products, options on those futures and a broad range of OTC products. By offering trading in multiple markets and products ICE provides its participants with maximum flexibility to implement their trading and risk management strategies.

•	Multiple Access Options: ICE’s participants access its marketplace through a variety of means, including through its electronic trading platform, proprietary front-end systems, independent software vendors and brokerage firms. Independent software vendors allow market participants to access multiple exchanges through a single interface, which is integrated with the participants’ risk management systems.

•	Cleared and Bilateral OTC Trading: In March 2002, ICE was the first marketplace in North America to introduce cleared OTC energy contracts. ICE believes that the introduction of cleared energy contracts in the OTC markets it operates has attracted new participants to its OTC markets by reducing bilateral credit risk and by improving capital efficiency. Today, its participants can trade bilateral and cleared contracts side-by-side on its platform.

Highly Scalable, Proven Technology Infrastructure

ICE’s electronic trading platform provides rapid trade execution and is, it believes, one of the world’s most flexible, efficient and secure systems for commodities trading. ICE has designed its platform to be highly scalable—meaning that it can expand capacity and add new products and functionality efficiently at relatively low cost and without disruption to its markets. Its platform can also be adapted and leveraged for use in other markets, as demonstrated by the decision of the Chicago Climate Exchange to operate its emissions-trading market on ICE’s platform. ICE believes that its commitment to investing in technology to enhance its platform will continue to contribute to the growth and development of its business.

Transparency and Independence

ICE offers market participants price transparency—meaning a complete view of the depth and liquidity of its markets—through its electronic platform. This is in contrast to the lack of transparency of traditional open-outcry exchanges and voice-brokered markets. All orders placed on ICE’s platform are executed in the order in which they are received, ensuring that all participants have equal execution priority. In addition, ICE’s transparent electronic markets facilitate regulation through increased market visibility and the generation and maintenance by its system of complete and confidential records of all transactions executed in its markets.

ICE’s board of directors is structured to be independent from its participants and trading activity on its electronic platform, which allows its board to act impartially in making decisions affecting trading activity. In contrast, many of its competitors are governed by their members or other market participants. ICE believes that its governance structure promotes shareholder value and the operation of fair and efficient markets. ICE also believes that it allows for greater flexibility to introduce new products and services, and to evaluate and pursue growth opportunities while ensuring impartial treatment for its participants. In addition, ICE does not participate as a principal in trading activities on its platform, which allows it to avoid potential conflicts of interest that could arise from engaging in trading activities while operating its marketplace.

Strong Value Proposition

ICE believes that, by using its electronic platform, market participants benefit from price transparency and can achieve price improvement over alternate means of trading. Electronic trade execution offers time and cost efficiencies by providing firm posted prices and reducing trade-processing errors and back office overhead, and allows ICE to accelerate the introduction of new products on its platform. The combination of electronic trade execution and integrated trading and market data services facilitates automation by ICE’s participants of all phases of trade execution and processing from front-office to back-office, and ranging from trading and risk management to trade settlement. In addition, in ICE’s futures business, eligible participants who become members may trade directly in its markets by paying a maximum annual membership fee of approximately $11,000 per year. In contrast, on NYMEX, which is ICE’s principal competitor, participants are required to purchase a “seat” on the exchange before they are eligible to trade directly on or gain membership in the exchange, the cost of which is substantial (approximately $780,000 based on a November 1, 2006, NYMEX seat sale price). While a “seat” conveys a right of ownership and other benefits to its member, it poses a significant barrier to gaining direct access to certain futures exchange markets that are owned by members.

ICE’s Growth Strategy

ICE seeks to advance its leadership position by focusing its efforts on the following key strategies for growth:

Attract New Market Participants

In recent years, ICE’s participant base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants range from producers and consumers of commodities to financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers that are increasingly seeking to engage in hedging, trading and risk management strategies within the energy sector. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading. ICE intends to continue to expand its participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that meet the risk management requirements of a broad range of market participants.

Increase Connectivity to ICE’s Marketplace

ICE’s participants may access its electronic platform for trading in its futures markets through its Internet-based front-end or through the front-end systems developed by any of 12 independent software vendors. These represent a substantial portion of the independent software vendors that serve the commodities futures markets. Furthermore, participants in ICE’s futures markets can access its platform directly through their own proprietary interfaces or through a number of member brokerage firms. Qualified participants may access ICE’s OTC markets through its Internet-based front-end or, in the case of some of ICE’s most liquid markets, through a recognized independent software vendor. ICE intends to extend its initiatives in this area by continuing to establish multiple points of access with its existing and prospective market participants.

Expand ICE’s Market Data Business

ICE will continue to leverage the value of the market data derived from its trade execution, clearing and confirmation system by developing enhancements to its existing information services and creating new market data products. ICE also publishes daily transaction-based indices for the North American spot natural gas and power markets based on data collected from trading activity on its platform. In addition, ICE sells real-time and historical futures quotes and other futures market data through over 50 data vendors that distribute this information, directly and through various sub-vendors, to tens of thousands of subscribers around the world. ICE believes that the database of information generated by its platform serves as the single largest repository of energy market data. As a result of the breadth of ICE’s global data offerings, it believes that it is well positioned to meet the growing demand for increased availability of energy market data.

Develop New Trading Products and Services

ICE continually develops and launches new products designed to meet market demand and the needs of its participants. In February 2006, it successfully launched the ICE WTI Crude futures contract. The addition of WTI crude futures to ICE Futures’ suite of energy futures and options contracts brings the world’s two most significant light, sweet crude oil benchmarks together on ICE’s trading platform. WTI is the leading benchmark for crude prices in the United States, and Brent is the leading benchmark for pricing crude and refined products produced and consumed outside of the United States. The ICE WTI Crude futures contract has achieved significant volumes since its launch in February 2006, reaching a record high of 243,685 contracts traded on September 12, 2006 out of a record total of 640,599 futures contracts traded on ICE’s platform on that date. In February 2006, ICE announced plans to introduce additional cleared contracts on its OTC markets in 2006. To date, ICE has launched over 50 new cleared OTC contracts in 2006. ICE has also launched two new cash-settled futures products, the ICE New York Harbor Unleaded Gasoline Blendstock, or RBOB, futures contract and the ICE New York Harbor Heating Oil futures contract.

Pursue Select Strategic Opportunities

ICE is actively exploring and evaluating strategic acquisitions and alliances to strengthen its current business and grow the company. It intends to pursue strategic transactions and may acquire other businesses, products or technologies to expand its products and services, advance its technology or take advantage of new developments and potential changes in its industry. Strategic transactions may involve acquiring or making a strategic investment in an existing clearinghouse to provide services directly to participants in ICE’s futures and OTC markets or establishing ICE’s own clearinghouse, or acquiring or entering into agreements with businesses complementary to its market data business or businesses that offer risk management or other complementary services. Any such transactions could happen at any time, could be material to its business and could take any number of forms. There are risks associated with such transactions, including risks associated with the level of required financing, the impact on ICE’s stock price and the demands on ICE’s management.

ICE’s Products and Services

ICE seeks to provide its participants with centralized and direct access to the futures and OTC markets for price discovery and electronic trade execution as well as access to services that support their trading activities. The primary services ICE provides are electronic price discovery, trade execution and trade processing. ICE also offers a broad range of market data services for the futures and OTC markets.

Futures Trading

ICE offers trading in futures contracts and options on those contracts through its regulated subsidiary, ICE Futures. These include the ICE Brent Crude futures contract, the ICE Gas Oil futures contract, the ICE UK Natural Gas futures contract, the ICE UK Electricity futures contract, and options based on the ICE Brent Crude and ICE Gas Oil futures contracts. In February 2006, ICE introduced the ICE WTI Crude futures contract. The ICE Brent Crude futures contract is based on forward delivery of the Brent light, sweet grade of crude oil and is a leading benchmark used to price a range of traded oil products. The ICE Gas Oil futures contract is a European heating oil contract and serves as a significant pricing benchmark for refined oil products particularly in Europe, Asia and the Middle East.

ICE’s futures markets are highly regulated. As a Recognized Investment Exchange, ICE Futures is responsible for carrying out certain regulatory and surveillance functions. ICE Futures has its own regulatory, compliance and market supervision functions, as well as a framework for disciplining market participants who do not comply with exchange rules. Any information that ICE Futures obtains in its regulatory capacity is confidential and accessible only by a select group within ICE Futures. Trading in ICE’s futures markets is segregated on its platform from ICE’s OTC markets.

ICE offers trading in each of its futures products exclusively in its electronic markets following the closure of the open-outcry floor on April 7, 2005. ICE provides access to trading its ICE Brent Crude and ICE Gas Oil futures contracts and options on such futures contracts on business days on its electronic platform continuously for 22 hours from 12:00 a.m. to 10:00 p.m. on Mondays, and then for 21 hours from 1:00 a.m. to 10:00 p.m. daily, Tuesday through Friday (GMT). In its other utility futures contracts and options on utility futures contracts and in its emissions futures contracts, ICE provides access on business days from 7:00 a.m. to 5:00 p.m. daily, Monday through Friday (GMT).

Electronic trading of ICE’s futures products is available to members and their customers. Following the migration of ICE’s remaining open-outcry futures trading activity to its electronic platform and the closure of the exchange floor on April 7, 2005, ICE’s futures membership structure consists solely of members eligible to trade electronically.

Members may access ICE’s trading platform directly via the Internet, through private telecommunication lines, through an independent software vendor or through a member’s own conformed front-end system. Customers of ICE’s members may obtain order-routing access to its markets through members. Once trades are executed on ICE’s platform, they are matched and forwarded to a trade registration system that routes them to LCH.Clearnet for clearing and settlement. Electronic trading allows some participants who might traditionally have transmitted orders by telephone to a broker to execute their orders electronically. However, participants may also continue to use the services of a broker.

ICE has taken a number of steps to increase the accessibility and connectivity of its electronic platform, including opening its electronic platform to independent software vendors and allowing members to develop their own conformed front-end system. Futures traders use either ICE’s proprietary software interface, or another front-end system provided by an independent software vendor or an ICE Futures member for the purpose of accessing ICE’s futures markets. ICE does not charge a fee to customers who choose to utilize its proprietary software interface. Independent software vendors’ systems are linked to its electronic platform via its open application programming interfaces. ICE’s participants can currently access its platform using 12 independent software vendors. ICE does not depend on the services of any one independent software vendor for access to a significant portion of its participant base.

ICE has made a number of additions to the functionality of its electronic platform in order to facilitate trading in futures contracts, including spread functionality, which allows trades of certain types to imply prices from one contract month to another, the use of formula-based spreadsheet tools and the development of administrative and monitoring tools for use by its staff.

OTC Trading

ICE’s electronic platform offers real-time access to, and transparency of, the liquidity in its OTC markets—meaning the complete range of bids, offers and volumes posted on its electronic platform. ICE’s platform displays a live ticker for all contracts traded in its OTC markets and provides information relating to each trade, such as the cumulative weighted average price and transacted volumes by contract. ICE offers fast, secure and anonymous trade execution services, which it believes generally are offered at a lower cost compared with traditional means of execution.

ICE’s electronic platform provides trade execution on the basis of extensive, real-time price data where trades are processed accurately, rapidly and at minimal cost. ICE has designed its electronic platform to ensure the secure, high-speed flow of data from trading desks through the various stages of trade processing. Participants executing in its markets benefit from straight-through processing whereby trades are automatically confirmed and routed to back office departments and risk management systems. ICE believes that the broad availability of real-time OTC energy market access and data, together with the availability of cleared OTC contracts at the same price as bilateral products, has allowed ICE to achieve a critical mass of liquidity in its OTC markets. The following diagram illustrates the processing of an OTC trade from order entry to recording in a company’s risk management system. This process, depicted below, typically occurs within a matter of seconds.

OTC Products Overview. ICE offers market participants a wide selection of derivative contracts, as well as contracts for physical delivery of commodities, to satisfy their trading objectives, whether they relate to risk management, asset allocation, physical consumption or production, speculation or arbitrage. ICE offers trading in over 15,200 unique contracts as a result of the availability of various combinations of products, locations and strips—meaning the duration or settlement date of the contract. Excluding the strip element, over 840 unique contracts based on products and hub locations were traded in ICE’s OTC market in 2005. A substantial portion of the trading volume in its OTC markets relates to approximately 15-20 highly liquid contracts in natural gas, power and oil. For these contracts, the highest degree of market liquidity resides in the prompt, or front month, contracts, whereas that liquidity is reduced for contracts with settlement dates further out, or the back months.

In addition, ICE offers trading in a wide range of complementary niche contracts. The scalability and flexible structure of its electronic trading platform makes the introduction of these contracts quick, efficient and relatively low cost. ICE’s platform also allows it to offer the high degree of both product and credit customization that the OTC participant demands to satisfy requirements and preferences.

ICE characterizes the range of instruments that participants may trade in its markets in this prospectus/proxy statement by reference to type of commodity (such as global oil, North American power, North American gas, etc.), products (such as forwards and swaps, differentials and spreads, and OTC options) and contracts (meaning products specified by delivery dates). For a discussion of these instruments generally, see “Industry—General.” The OTC products available for trading in ICE’s markets fall into the following general contract types:

•	Forwards and Swaps: ICE offers forward contracts on products in the following commodities: North American power, European power and global precious metals. It offers swaps in the following commodities: global oil, North American power, North American gas, European gas and European power.

•	Differentials and Spreads: ICE offers basis trades in various natural gas markets, such as the Chicago pipeline basis swap (settled against the NGI index). It offers spreads in the following commodities markets: global oil, North American natural gas and North American power.

•	Options: ICE offers options on contracts in the following commodities: global oil and North American gas.

The following table indicates the number of unique commodities, products and contracts traded in ICE’s OTC business for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Commodities markets traded	7	8	9	9	10
Products traded	922	708	843	742	721
Contracts traded	12,807	10,387	15,264	13,654	13,812

Cleared OTC Contracts. ICE developed the concept of cleared OTC energy contracts, which provide participants with access to centralized clearing and settlement arrangements through LCH.Clearnet. ICE introduced the first cleared OTC natural gas and crude oil contracts in North America in March 2002 and it first introduced cleared OTC power contracts in November 2003. As of September 30, 2006, it listed 40 cleared natural gas contracts, 35 cleared power contracts and 9 cleared oil contracts, all of which are financially settled. Transaction fees derived from trade execution in cleared OTC contracts were $83.7 million and $58.4 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively, and represented 70.9% and 69.3% of its total OTC revenues for the nine months ended September 30, 2006 and during the year ended December 31, 2005, respectively, net of intersegment fees.

The introduction of cleared OTC contracts has reduced bilateral credit risk and the amount of capital ICE’s participants are required to post on each OTC trade, as well as the resources required to enter into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. In addition, the availability of clearing through LCH.Clearnet for both OTC and futures contracts traded in ICE’s markets enables its participants to cross-margin their futures and OTC positions—meaning that a participant’s position in its futures or OTC trades can be offset against each other, thereby reducing the total amount of capital the participant must deposit with the futures commission merchant clearing member of LCH.Clearnet. LCH.Clearnet, like other clearinghouses, provides direct clearing services only to its members. In order to clear transactions executed on ICE’s platform, a participant must therefore either be a member of LCH.Clearnet itself, or have an account relationship with a futures commission merchant that is a member of LCH.Clearnet. Futures commission merchants clear transactions for participants in substantially the same way they clear futures transactions for customers. Specifically, each futures commission merchant acts as the conduit for payments required to be made by participants to the clearinghouse, and for payments due to participants from the clearinghouse.

OTC contracts are available for trading on the same screen and are traded in the same price stream, and are charged the same commission rate, as bilaterally traded contracts. In a cleared OTC transaction, LCH.Clearnet acts as the counterparty for each side to the trade, thereby reducing counterparty credit risk in the traditional principal-to-principal OTC markets. However, participants to cleared trades also pay a clearing fee directly to LCH.Clearnet and to a futures commission merchant. There are currently over 40 futures commission merchants clearing transactions for over 2,100 screens active in ICE’s cleared OTC markets. Participants have the option to trade on a bilateral basis with the counterparty to avoid paying fees to LCH.Clearnet and a futures commission merchant subject to the availability of bilateral credit with the counterparty. While ICE derives no revenue directly from providing access to these clearing services, it believes the availability of clearing services and attendant improved capital efficiency has attracted new participants to the markets for energy commodities trading.

ICE extended the availability of its cleared OTC contracts to voice brokers in its industry through its block trading facility, which was launched in March 2004. Block trades are those trades executed in the voice broker market, typically over the telephone, and then transmitted to ICE electronically for clearing. ICE charges participants 50% of its standard commission fee for block trades. ICE believes that its block trading facility is a valuable part of its cleared business as it serves to expand its open interest. As of September 30, 2006, open interest in its cleared OTC contracts was 3.0 million contracts in North American natural gas and power, and global oil. Open interest refers to the total number of contracts that are currently open, in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment.

OTC Trade Execution Services

ICE offers a broad range of automated OTC trade execution services, including straight-through trade processing, electronic trade confirmation and risk management functionality.

Automated Trade Execution Services—Straight-Through Trade Processing. ICE’s electronic platform offers the following features:

•	Viewing Live Markets: Traders may view all live, firm quotes posted by other traders in ICE’s markets.

•	Counterparty, Credit and Risk Management Screening: Quotes visible to a participant’s traders on the screen are color-coded. One color indicates that quotes have originated from parties other than that participant. Another color indicates whether or not particular quotes meet counterparty, credit and risk management criteria established by the participant’s risk management personnel.

•	Instant Messaging: ICE’s instant messaging service allows participants to communicate directly with others in its markets on a secure, anonymous and real-time basis.

•	Simple Click Execution: Traders may act on a bid or an offer with one or more clicks of a mouse or use of a shortcut key programmable set-up.

•	Order Matching: Once an order is placed by a participant’s trader, it is automatically matched with a quote meeting the participant’s counterparty, credit and risk management criteria at the best available price. If there are two quotes at the same price, priority goes to the one that was entered first. Orders are matched on an anonymous basis.

•	Application Programming Interfaces: ICE’s application programming interfaces allow participants to build their own customized front office trading systems, which can be linked to ICE’s platform, thereby enabling high speed data flow to their trading desk and back through to their risk management, settlement and accounting systems.

•	Automated Spreadsheet Trading: Participants may send orders to, and execute trades on, ICE’s platform using their own proprietary formulas and strategies without the use of ICE’s application programming interfaces or any code level programming.

•	Trade Reporting: A confirmation is automatically transmitted to each party to a trade.

•	Order Monitoring and Deal Surveys: Traders are able to monitor and manage the status of all bids and offers that they have entered on ICE’s platform.

•	Electronic Invoicing: ICE’s platform generates electronic invoices detailing the fees and trading commissions due from each participant.

Electronic Trade Confirmation Services. ICE’s electronic trade confirmation system is accessible through its website or through its application programming interfaces and offers market participants a reliable, low-cost automated alternative to manual trade verification and confirmation. When trading on a traditional exchange or through OTC voice brokers, market participants typically manually prepare and exchange paper confirmations evidencing a trade following execution in order to create a legal record of the trade. ICE believes that this process tends to result in increased back office costs, delay and risk of human error.

ICE’s electronic trade confirmation system reviews electronic trade data received from individual traders, screens and matches this data electronically, then highlights any discrepancies in a report to the traders’ respective back offices. This allows back office personnel to focus primarily on those trades that require correction and verification, rather than also reviewing the larger percentage of trades without discrepancies. If discrepancies arise, they may be resolved between the counterparties, after which an electronic confirmation of the trade is issued. Where no discrepancies are reported, use of this service eliminates the need for telephonic verification of trade data. Participants using this service may elect to use this confirmation as the official record of the transaction in place of the fax or telex traditionally generated by participants’ back offices.

Both participants and third parties may use this service to confirm trades in products commonly traded in the energy and metals markets. ICE’s electronic trade confirmation service accepts data from trades executed on its platform, through other exchanges or trading facilities or through OTC voice brokers. ICE believes that the convenience and cost savings offered by its electronic trade confirmation service could attract new participants to its platform, increasing the revenues that it derive from transaction fees.

OTC Risk Management Functionality. One of the features of ICE’s platform is its risk management functionality. Trades in the OTC commodities markets historically have been executed as bilateral contracts in which each counterparty bears the credit and/or delivery risk of the other and typically require that an existing bilateral Master Agreement be in place with the other counterparty. Participants may pre-approve trading counterparties and establish parameters for trading with each counterparty in advance of doing so, thereby enforcing internal risk management policies. Participants may set firm-wide limits on tenor (duration) and the total daily value of trades that its traders may conduct with a particular counterparty, in a particular market. In addition, participants are offered a limited view of the parameters established for that participant by other market participants and may negotiate in real-time with potential counterparties through its instant messaging service. ICE does not assess the creditworthiness of, or determine trading parameters for, any participant that trades on its platform and it does not derive revenues directly from its risk management tools.

Market Data Services

Through ICE Data, ICE generates market information and indices based primarily upon auditable transaction data derived from actual bid and offer postings and trades executed in its markets. Therefore, this information is not affected by subjective estimation or selective polling, the methodologies that currently prevail in the OTC markets. Each trading day, ICE delivers proprietary energy market data directly from its OTC market to the desktops of thousands of market participants.

ICE Daily Indices. ICE Data publishes ICE daily indices for its spot natural gas and power markets with respect to over 90 of the most active gas hubs and 40 of the most active power hubs in North America. In 2005, ICE Data was recognized by the Federal Energy Regulatory Commission as the only publisher of natural gas and power indices to fully comply with all of the natural gas and power index publishing standards identified in its Policy Statement on Price Indices. ICE Data transmits ICE’s daily indices via e-mail to approximately 9,500 energy industry participants on a complimentary basis each trading day. In the future, ICE may begin charging recipients for what it believes is increasingly valuable data.

View Only. For both ICE’s futures and OTC markets, ICE offers view only access to market participants who are not active traders, but who still require access to real-time prices of physical and financial energy derivative contracts. Typical view only access subscribers include marketers, industrial end-users, utilities, analysts, municipalities and regulatory agencies. For ICE’s futures market, it also offer view only access combined with analytical functionality through EnergyLive. EnergyLive provides a real-time view of the futures markets and also the ability to chart both historically and in real-time any of the futures contracts listed on the platform. Typical subscribers include energy analysts, gas producers/consumers/marketers, utilities, industrial users (auto manufacturers, sugar companies, food and beverage companies etc.) and energy brokers.

OTC End of Day Report. The OTC ICE Data end of day report is a comprehensive electronic summary of trading activity in ICE’s OTC markets. The report is published daily at 3:00 p.m. Eastern time and features indicative price statistics, such as last price, high price, low price, total volume, volume-weighted average price, best bid, best offer, closing bid and closing offer, for all natural gas and power contracts that are traded or quoted on ICE’s platform. The end of day report also provides a summary of every transaction, which includes the price, the time stamp and an indication of whether a bid was hit or an offer was lifted.

Futures End of Day Report. Through ICE Futures’ end of day reports customers can subscribe to receive snapshot end of day and historical futures prices. This information provides a broad view of market activity on the platform. This information is sold as various subscription based products.

Futures Indices. ICE Futures indices are provided at no charge. Indices are used by a wide variety of industry participants and include indices for Brent crude, gas oil, natural gas, UK electricity and emissions.

Data Distributors (Quote Vendors). ICE provides its futures data in real-time to data distributors (commonly called quote vendors, or QVs). These companies such as Bloomberg or Reuters then package this data into real-time, tick, intra-day, delayed, end of day and historical data packages. The real-time packages are accessed on a subscription basis and the appropriate “exchange fee” is paid for each user/screen taking ICE Futures data. ICE charges each QV a license fee on an annual basis for the permission to distribute the ICE Futures market data to their individual subscribers.

Market Price Validation Service. ICE Data market price validation, or MPV, service provides independent, consensus forward curve and option values for long-dated global energy contracts on a monthly basis. On the last business day of each month, MPV service participant companies, representing the world’s largest energy and commodities trading entities, submit their month-end forward curve and option prices for over 200 global energy and commodity contracts. ICE audits and cleanses these submissions to create consensus forward curve and option values that are then published for the benefit of participating companies. MPV service participants use these consensus values to validate internal forward curves, mark-to-market their month-end portfolios and establish profit and loss valuations in accordance with FASB and IAS recommendations concerning the treatment and valuation of energy derivative contracts.

ICE’s Participant Base

Futures Business Participant Base

Participants currently trade in ICE Futures’ markets, either directly as members or through a member. The participant base in ICE Futures’ business is globally dispersed, although ICE believes a significant proportion of its participants are concentrated in major financial centers in North America, the United Kingdom, Continental Europe and Asia. ICE has obtained regulatory clearance or received legal advice confirming that there is no legal or regulatory impediment for the location of screens for electronic trading in its futures markets in 44 jurisdictions, including the United States, Singapore, Japan and most of the member countries of the European Union. Like its OTC participant base, its participant base in its futures business has grown significantly since it acquired ICE Futures in 2001. Memberships in its futures markets increased by 26.6% to 119 members for the nine months ended September 30, 2006 and 54.1% for the year ended December 31, 2005 in response to the addition of exclusive electronic trading hours and demand for an electronically-traded crude oil benchmark, its ICE Brent Crude futures contract.

The five most active clearing members of ICE Futures, which handle cleared trades for their own accounts and on behalf of their customers, accounted for 51.0%, 45.6%, 44.4% and 44.8% of ICE’s futures business revenues, net of intersegment fees, for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. Revenues from one member, Man Financial Limited, accounted for 14.5%, 13.3%, 14.7% and 17.4% of ICE’s futures business revenues, net of intersegment fees, for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. As a broker, a substantial part of Man Financial Limited’s trading activity typically represents trades executed on behalf of its clients, rather than for its own account.

Trades in ICE’s futures markets may only be executed in the name of an ICE Futures member for its own or others’ accounts. In order to become an ICE Futures member, an applicant must complete an application form, undergo a due diligence review and execute an agreement stating that it agrees to be bound by ICE Futures regulations.

All futures trades executed on ICE’s electronic platform are overseen by or attributable to “responsible individuals.” Each electronic member may register one or more responsible individuals, who are responsible for trading activities of both the member and its customers, and who are accountable to ICE Futures for the conduct of trades executed in the member’s name. As of September 30, 2006, there were over 1,560 responsible individuals registered in ICE’s futures market.

OTC Business Participant Base

ICE’s OTC participants include some of the world’s largest energy companies, financial institutions and other active contributors to trading volume in global commodities markets. They include oil and gas producers and refiners, power stations and utilities, chemical companies, transportation companies, banks, hedge funds and other energy industry participants. ICE’s participant base is global in breadth, with traders located in 24 countries. The five most active trading participants together accounted for 24.2% of its OTC business revenues, net of intersegment fees, during the nine months ended September 30, 2006 and 24.4%, 22.9% and 26.0% of its OTC business revenues, net of intersegment fees, during the years ended December 31, 2005, 2004 and 2003, respectively. No participant accounted for more than 10% of ICE’s OTC business revenues during the nine months ended September 30, 2006 or during the years ended December 31, 2005, 2004 or 2003.

Trading in ICE’s OTC markets is not restricted to members, as with a traditional exchange. Rather, ICE generally accepts as a participant any party that qualifies as an eligible commercial entity, as defined by the CEA and rules promulgated by the CFTC. Eligible commercial entities must satisfy certain asset-holding and other criteria and include entities that, in connection with their business, incur risks relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as financial institutions that provide risk—management or hedging services to those entities. In January 2003, ICE received approval from the CFTC that allows registered traders and locals with floor or electronic trading privileges on any regulated U.S. futures exchange to qualify as eligible commercial entities and therefore to execute OTC transactions on its platform for their own account. ICE also received approval in October 2004 from the CFTC permitting ICE Futures’ registered brokers and local traders to transact in the OTC markets for their own accounts. This has allowed ICE Futures members and traders access to both the futures markets and the OTC markets on one screen.

ICE requires each participant to execute a participant agreement, which governs the terms and conditions of its relationship with each participant and grants the participant a non-exclusive, non-transferable, revocable license to access its platform. While ICE generally establishes the same contractual terms for all of its users, in connection with its entry into new commodities markets, it has from time to time agreed to minor modifications to the terms of its participant agreement for trading in new products. ICE expects that any future services that it may introduce will also be covered by its participant agreement, as ICE generally has a unilateral right to amend its terms with advance notice. As the OTC markets mature and conventions change, ICE’s participant agreement provides it with considerable flexibility to manage its relationship with its participants on an ongoing basis.

Market Data Participant Base

ICE’s market data revenues are derived from a diverse customer base including the world’s largest energy companies, leading financial institutions, proprietary trading firms, natural gas distribution companies and utilities, hedge funds and private investors. From an OTC perspective, a large proportion of its market data revenues are derived from sales of market data to companies executing trades on its platform. ICE also continues to see an increasingly diverse and expanding list of non-participant companies purchasing its data. The primary customer base for ICE’s futures market data revenues are the market data redistributors themselves such as Bloomberg, CQG, Interactive Data Corporation or Reuters who redistribute ICE’s real-time pricing data and remit to ICE a real-time exchange fee based on the users access to its data. For both OTC and futures market data, end users include individual speculators, corporate traders, risk managers, consultants and analysts.

Product Development

ICE leverages both its technology infrastructure and software development capabilities to diversify its products and services. New product development is an ongoing process that is part of the daily operation of its business. ICE is continually developing, evaluating and testing new products for introduction in its futures and OTC businesses. Its goal is to create innovative solutions in anticipation of, or in response to, changing conditions in the markets for energy commodities trading to better serve its expanding participant base. ICE also seeks to leverage its existing product base by developing new applications for their use. Substantially all of its product development relates to new contracts for trading in its markets. ICE generally is able to develop and launch new bilateral contracts for trading within a number of weeks. In contrast, because all cleared contracts traded in its markets are cleared and settled through LCH.Clearnet, it is required to collaborate with LCH.Clearnet with respect to a number of aspects of the development process. As a result, the investment of time and resources required to develop cleared products is greater than for bilateral contracts and may extend over a period of two months or more. In addition, new contracts in ICE’s futures markets must be reviewed and approved by the Financial Services Authority, and possibly foreign regulators. After a particular product is launched, generally no modifications are required, as the specifications of a traded contract do not typically change. ICE does not incur separate, identifiable material costs in association with the development of new products—such costs are embedded in its normal costs of operation.

While ICE has historically developed its products and services internally, it also periodically evaluates its strategic relationships to try to identify whether any opportunities to develop meaningful new products and services exist in conjunction with third parties. If it believes its success will be enhanced by collaboration with a third party, it will enter into a licensing arrangement or other strategic relationship.

In support of its product development goals, ICE relies on the input of its product development, clearing, technology and sales teams, who it believes are positioned to discern and anticipate its participants’ needs. In April 2005, ICE introduced trading in futures contracts linked to E.U. Emissions Allowances issued under the European Union’s mandatory Emissions Trading Scheme. These contracts are offered in ICE’s futures markets in conjunction with the European Climate Exchange, a subsidiary of the Chicago Climate Exchange. Also, in February 2006, ICE launched the ICE WTI Crude futures contract. The addition of WTI crude futures to ICE Futures’ suite of energy futures and options brings the world’s two most significant crude oil benchmarks together on ICE’s trading platform. WTI is the leading benchmark for crude prices in the United States, and Brent is the leading benchmark for pricing crude and refined products produced and consumed outside of the United States. ICE has also launched over 50 new cleared OTC contracts in 2006.

Technology

Technology is a key component of ICE’s business strategy, and one it regards as crucial to its success. ICE’s operation of electronic trading facilities for both futures and OTC markets has influenced the design and implementation of the technologies that support its operations. ICE currently employs a team of 81 experienced technology specialists, including project managers, system architects, software developers, performance engineers, systems and quality analysts, database administrators and website designers. ICE has established a track record of operating a successful electronic trading platform by developing and integrating multiple, evolving technologies that support substantial trading volume. The integrated suite of technologies that it employs has been designed to support a significant expansion of its current business and provides ICE with the ability to leverage its technology base into new markets and to develop new products and services rapidly and reliably.

As trading activity has increased, ICE has continued to improve matching engine performance and to add functionality as appropriate as ICE makes available to its participants trading in new markets and product types. ICE has adopted a modular approach to technology development and has engineered an integrated set of solutions that support multiple specialized markets. Significant investments in production planning, quality assurance and certification processes have enhanced ICE’s ability to expedite the delivery of the system enhancements that it develops for its participants. ICE’s electronic platform is accessible from anywhere in the world via the Internet. It also develops and operates other software components used to support mid and back office services such as clearing, market data and electronic confirmations. ICE’s clearing infrastructure is designed to be easily extendable to support integration with additional clearing interfaces. ICE currently support clearing integration to LCH.Clearnet, as well as to The Clearing Corporation for the purposes of clearing and settling the Chicago Climate Exchange markets as part of its provision of services to the Chicago Climate Exchange.

Speed, reliability, scalability, and capacity are critical performance criteria for electronic trading platforms. ICE’s electronic platform was designed from the outset to be highly scalable, enabling it to meet anticipated user growth as demand increases. A substantial portion of its operating budget is dedicated to system design, development and operations in order to achieve high levels of overall system performance. ICE continually monitors and upgrades its capacity requirements and has configured its systems to handle approximately twice its peak transactions in its highest volume products.

The technology systems supporting ICE’s trading operations can be divided into four major categories:

Distribution	Technologies that support the ability of ICE’s participants to access its marketplace via the Internet or a direct connection to its platform.

Front-end functionality	Technologies that provide a robust graphical user interface, application programming interfaces, and enable the delivery of other front-end tools.

Electronic trade matching	Technologies that aggregate orders and match buy and sell orders when their trade conditions are met.

Security and disaster recovery	Technologies that maximize and maintain the security of ICE’s markets, as well as provide for the transition to a redundant operating environment in the case of system failure caused by internal or external events.

Distribution

The accessibility of ICE’s platform via the Internet differentiates its markets and serves to attract liquidity and trading volume to its markets. As of September 30, 2006, ICE had thousands of active connections to its platform at over 1,100 OTC participant firms and over 780 futures participant firms. Of these active connections, over 5,800 are used during peak hours. Most of its participants access its electronic platform through the Internet. Over the past two years, as part of ICE’s efforts to provide additional access choices to participants, it implemented a program to connect conforming independent software vendors to its platform. As a result, it now has the potential to attract thousands of additional participants to trade in its markets through these independent software vendors. Typically, each independent software vendor represents a single connection to its platform, though numerous participants may access its markets through each independent software vendor. ICE’s electronic platform is highly scalable and additional capacity can be increased by adding additional hardware.

Front-End Functionality

ICE provides secure access to its electronic platform via a graphical user interface, or front-end, known as WebICE. The WebICE graphical user interface serves as a customizable, feature rich front-end to its platform. Participants can access ICE’s platform globally via the Internet by clicking on a link on its website. ICE’s platform can be accessed using a number of operating systems, including Microsoft Windows 2000/XP, Linux and Mac OS.

ICE selectively offers its participants use of application programming interfaces that allow users to create customized applications and services around ICE’s electronic platform to suit their specific needs. Participants using application programming interfaces are able to link their internal computer systems to ICE’s platform and enable high-speed data flow to their front office trading systems, as well as their risk management, data feed, settlement, and accounting systems. ICE’s application programming interfaces also enables independent software vendors to adapt their products to its platform, thereby offering ICE’s participants a wide variety of front-end choices in addition to its own user interface.

Electronic Trade Matching

Order matching constitutes the core of ICE’s electronic platform. ICE’s platform supports functionality for trading in bilateral OTC, cleared OTC and futures and options contracts. ICE’s core functionality is available on a single platform for all of the products that it offers, rendering it highly flexible and relatively easy to maintain. As a result, enhancements made for one product are also easily made for other products. ICE’s order matching functionality is designed based on a combination of internal and external software and technology. Large scale enterprise servers provide the processing capacity for the matching engine which captures price requests by its participants and matches trades instantaneously based on the order and price at which trades were entered.

Security and Disaster Recovery

Physical and digital security are each critical to the operation of ICE’s platform. At its corporate offices as well as at all of its data centers, physical access controls have been instituted to restrict access to sensitive areas. ICE also employs what it believes are state-of-the-art digital security technology and processes, including high level encryption technology, complex passwords, multiple firewalls, network level virus detection, intrusion detection systems and secured servers.

ICE uses a multi-tiered firewall scheme to control access to its network. ICE has also incorporated several protective features into its electronic platform at the application layers to ensure the integrity of participant data and connectivity. For example, it uses access control profiles to prevent a given participant from accessing data affiliated with another participant. ICE is also able to restrict the functions that a particular user can perform with any company data within a given application. ICE’s electronic platform monitors the connection with each user connected to the platform. If a connection to a particular participant can no longer be detected, certain outstanding orders entered by that participant are automatically withdrawn and held. Users have the option to allow orders to remain in the market after logging out or disconnecting from ICE’s platform. In addition, even though ICE’s electronic platform is globally accessible over the Internet, it is able to restrict platform access to designated IP addresses, if so desired by a participant.

ICE uses a remote data center to provide a point of redundancy for its trading technology. Its back-up facility fully replicates its primary data center and is designed to ensure the uninterrupted operation of its electronic platform’s functionality in the face of external threats, unforeseen disasters or internal failures. In the event of an emergency, participants connecting to its electronic platform would be rerouted automatically to the back-up facility. ICE’s primary data center continuously collects and saves all trade information and periodically transmits it to its back-up facility. For that reason, ICE expects that its disaster recovery system would have current, and in most cases real-time, information in the event of a platform outage. In the event that ICE were required to complete a changeover to its back-up disaster facility, ICE anticipate that its platform would experience less than six hours of down time.

Support Services

All of ICE’s participants have access via e-mail and telephone to its specialized help desk, which provides support with respect to general technical, business and administrative questions, and is staffed 24 hours a day from Sunday at 6:00 p.m. Eastern Time until Friday at 6:00 p.m. Eastern Time. At all other times, support personnel are available to assist its participants via mobile phone and e-mail. ICE utilizes a third party customer relationship management software to assist support staff in tracing inbound calls and e-mails to centralize issue reporting and resolution tracking. Each week a summary of reported issues is compiled and sent to operations management for review. In addition, ICE’s participants may access training materials and user guides which are available on its website.

Technology Partners, Vendors and Suppliers

ICE maintains relationships with a range of technology partners, vendors and suppliers in respect of clearing services, software licensing, hosting facilities and electronic trade routing.

If any of its contracts with its key technology partners, vendor or suppliers were terminated, ICE believes that it would be able to gain access on a timely basis to products and services of comparable quality, on comparable terms.

Internally Developed Software

The current focus of ICE’s internal software development is in the following areas:

•	enhancement of its existing platform to increase connectivity, functionality and performance in support of its plan to increase trading volumes in its markets and for the development of new products;

•	development of functional enhancements and performance improvements to its electronic trade confirmation service; and

•	development of technology infrastructure to support the emerging data sales component of its OTC business.

Competition

The markets in which ICE operates are highly competitive and it expects competition to intensify in the future. ICE faces competition in all aspects of its business from a number of different enterprises, both domestic and international, including electronic platforms, traditional exchanges and voice brokers. Prior to the passage of the Commodity Futures Modernization Act of 2000, or the “CFMA,” futures trading was generally required to take place on or subject to the rules of a federally designated contract market. The costs and difficulty of obtaining contract market designation and corresponding regulatory requirements created significant barriers to entry for competing exchanges. The CFMA and other changing market dynamics have led to increasing competition from a number of different domestic and international sources of varied size, business objectives and resources.

ICE believes it competes on the basis of a number of factors, including:

•	depth and liquidity of markets;

•	price transparency;

•	reliability and speed of trade execution and processing;

•	technological capabilities and innovation;

•	breadth of product range;

•	rate and quality of new product developments;

•	quality of service;

•	connectivity;

•	mid- and back-office service offerings, including differentiated and value-added services;

•	transaction costs; and

•	reputation.

ICE believes that it competes favorably with respect to these factors, and that its deep, liquid markets; breadth of product offerings; rate and quality of new product development; and efficient, secure settlement, clearing and support services distinguish ICE from its competitors. ICE believes that in order to maintain its competitive position, it must continue to develop new and innovative products; enhance its technology infrastructure, including its reliability and functionality; and maintain liquidity and low transaction costs.

ICE’s Principal Competitors

Currently, ICE’s principal competitor is NYMEX. NYMEX historically operated as a predominantly open-outcry commodities exchange for the trading of energy futures contracts and options on futures contracts. In April 2006, NYMEX and CME announced that they had entered into a definitive technology services agreement under which CME, through CME Globex, is the exclusive electronic trading services provider for NYMEX’s energy futures and options contracts. Initial trading of NYMEX’s energy products on Globex began in June 2006, and NYMEX now offers electronic trading for some of its products on a side-by-side basis with its open-outcry markets. This agreement is expected to increase access to trading in NYMEX contracts and increase the liquidity of NYMEX’s markets by offering customers electronic trading capabilities that NYMEX previously did not offer its customers. Recently, the volume of NYMEX energy futures contracts traded through Globex has surpassed the volume of NYMEX energy futures contracts traded on its open-outcry market. Among its primary products, NYMEX offers trading in a WTI light sweet crude oil futures contract and a Henry Hub natural gas futures contract. In addition, ICE currently competes with:

•	voice brokers active in the commodities markets;

•	other electronic trading energy platforms; and

•	market data vendors.

Competition with ICE’s Futures Business

In ICE’s futures business, it currently competes with NYMEX and European natural gas and power exchanges. In the United States, NYMEX lists the West Texas Intermediate crude oil futures contract, which competes with the ICE Brent Crude futures contract as a benchmark for worldwide trading in crude oil futures and competes directly with its West Texas Intermediate crude oil futures contract. NYMEX also opened an open-outcry trading facility during September 2005 in London, but subsequently closed that facility on June 9, 2006. There are also several electronic exchanges in Europe that may, in the future, offer trading in contracts that compete with ICE. In addition, the recent consolidation of, and development of alliances between, European exchanges and clearinghouses has resulted in increasingly large and well-capitalized trading services providers.

Competition with ICE’s OTC Business

Other financial services or technology companies, in addition to those named above, have entered the OTC electronic trading services market. Additional joint ventures and consortia are forming, or have been formed, to provide services similar to those that ICE provides. Others may acquire the capacity to compete with ICE through acquisitions. In particular, ICE expects that existing, well-capitalized participants in the electronic trading market for fixed income products and foreign exchange products will seek out revenue opportunities in the commodities markets. If ICE expands into new markets in the future, it could face significant competition from other companies.

Competition with ICE’s Market Data Business

Competition in the market data market can be differentiated primarily between the futures market and the OTC market. ICE’s main competitor for futures market data is NYMEX, which trades similar futures contracts to those traded on ICE’s platform. Because of the competing nature of these contracts, customers tend to purchase the data from both the NYMEX and ICE’s real-time futures contracts via vendor screens. Within Europe, competition for real-time data comes from both the European exchanges and ‘online’ brokers such as ICAP, Prebon Energy and Tradition Financial Services, which list and sell market data relating to OTC contracts that co-exist along side ICE’s futures contracts. Competition for OTC market data comes from NYMEX, brokerages such as Amerex, which market data derived from their brokerage activities in the North American power and gas markets, market price assessment & reporting organizations such as Platts and NGI, as well as market data redistributors such as Bloomberg and Reuters who product their own OTC price assessments.

Intellectual Property

ICE relies on a wide range of intellectual property. It owns or has a license to use all of the software that is essential to the operation of its electronic platform, much of which has been internally-developed by its technology team since its inception. In addition to its software, ICE regards certain business methods and its brand names, marketing elements, logos and market data to be valuable intellectual property. It protects this intellectual property by means of patent, trademark, service mark, copyright and trade secret laws, contractual restrictions on disclosure and other methods.

ICE currently has licenses to use several U.S. patents, including the Wagner patent, which relates to the automated matching of bids and offers for futures contracts traded in the United States, and the Togher family of patents, which relate to the way in which bids and offers are displayed on an electronic trading system in a manner that permits parties to act only on those bids and offers from counterparties with whom the party has available credit. ICE has been granted a non-exclusive license from eSpeed, Inc. to use the Wagner patent for the trading of futures contracts where at least one of the screens is located in the United States or where the contract provides for delivery of the underlying commodity in the United States. Under the terms of the eSpeed license, which expires on the expiration of the Wagner patent in February 2007, ICE is required to pay eSpeed a minimum of $2.0 million per year, plus a royalty fee equal to the greater of 10 cents for each side to a contract or generally 20 cents per contract. It paid eSpeed $4.9 million in royalty fees for the nine months ended September 30, 2006 and $1.5 million, $32,000 and $14,000 in royalty fees for the years ended December 31, 2005, 2004 and 2003, respectively. For every 25 million applicable contracts executed on ICE’s electronic platform in a given year beyond the first 25 million contracts, ICE must pay eSpeed an additional $2.0 million (in addition to the per-contract charge). ICE determined that it is probable that the contract volume will exceed the

25 million contracts during the period from April 1, 2006 to February 20, 2007 and will likely require an additional $2.0 million payment. Therefore, ICE accrued $1.5 million to patent royalty expenses during the nine months ended September 30, 2006. If the contract volume does not exceed 25 million contracts during the period from April 1, 2006 to February 20, 2007, the $2.0 million payment will not be required and any previously recorded expense will be reversed. In the event that the notional value of a contract exceeds $50,000 as of the date on which such contract is first available for trading, then the number of contracts used to calculate the payments described above will equal the notional value divided by $50,000, with the result rounded up to the next whole number. eSpeed has agreed that to the extent it enters into more favorable licensing terms with any third party, it will modify ICE’s license agreement to incorporate those more favorable terms. In addition, in connection with the settlement of patent infringement litigation with EBS Dealing Resources, Inc. or EBS, ICE obtained from EBS a worldwide, fully paid, non-exclusive license to use technology covered under patents known as the Togher patents (presently issued or issued in the future claiming priority to U.S. patent application 07/830,408). As a fully paid license, ICE pays no royalties to EBS on an ongoing basis. The EBS license expires on the latest expiration of the underlying patents. Additionally, on May 2, 2006, ICE received a U.S. patent jointly owned with NYMEX for an implied market trading system. The joint patent covers a method for a computer-based trading system that implies spread markets for multiple real or implied spread markets.

ICE cannot guarantee that the Wagner patent, the Togher patents, the joint patent with NYMEX or any other patents that it may license or acquire in the future, are or will be valid and enforceable. If the Wagner patent is found to be invalid, ICE’s license will terminate and its obligation to pay a royalty for the use of the technology will cease.

ICE has several U.S. and foreign patent applications pending, including with respect to its electronic trade confirmation service, its method to allow a user to engage in program trading while protecting their proprietary data and software (known as ICEMaker), its method for displaying both cleared OTC products and bilateral OTC products in a single price stream in connection with its OTC business, its method for locking prices on electronic trading screens, and its method for exchanging OTC contracts and futures contracts in similar base commodities on an electronic trading platform. ICE’s electronic trade confirmation service and its OTC clearing service are also the subject of applications pending in the European Patent Office and the Canadian Patent Office. In addition, a Patent Cooperation Treaty application has been filed with respect to the ICEMaker system. On May 5, 2006, ICE filed two patent applications with the U.S. patent office and three corresponding patent applications under the Patent Cooperation Treaty, all of which related to systems and features for trading commodities contracts. ICE can provide no assurance that any of these applications will result in the issuance of patents.

ICE has received several federal registrations on trademarks used in its business, including “IntercontinentalExchange” and “ICE.” It has also received federal registrations on other services or products it provides, including “ICEMaker.” In addition, it has several foreign and U.S. applications pending for other marks used in its business. ICE can provide no assurance that any of these applications will mature into registered trademarks.

This prospectus/proxy statement also contains additional trade names, trademarks and service marks of ICE and of other companies. ICE does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and this use or display should not be construed to imply, ICE’s endorsement or sponsorship of these other parties, their endorsement or sponsorship of it, or any other relationship between it and these other parties.

Sales

As of September 30, 2006, ICE employed 23 full-time sales personnel. Its sales team is managed by a futures industry sales and marketing professional and is comprised primarily of former brokers and traders with extensive experience and established relationships within the energy trading community. Since its futures business is highly regulated, it also employs sales and marketing staff who understand the regulatory constraints upon marketing in this field.

ICE’s marketing strategy is designed to expand relationships with existing participants through the provision of value-added products and services, as well as to attract new participants, including those in markets and geographic areas where it does not currently have a strong presence. ICE also seeks to build brand awareness and promote greater public understanding of its business, including how its technology can improve current approaches to price discovery and risk management in the energy markets.

In 2004, ICE began to develop a cross-promotional marketing team for its futures and OTC businesses. ICE believes this repositioning of its marketing team is consistent with, and will provide more effective support of, the underlying emphasis of its business model—flexible and open architecture that allows ICE to anticipate and rapidly respond to evolving trends in energy commodities trading markets, while maintaining separate markets for regulatory purposes.

ICE typically pursues its marketing goals through a combination of on-line promotions through its website, third party websites, e-mail, print advertising, one-on-one client relationship management and participation in trade shows and conferences. From time to time, ICE also provides commission rate discounts of limited duration to support new product launches.

Property

ICE’s most valuable property is its technology and the infrastructure underlying it. Its intellectual property is described under the heading “—Technology.” In addition to its intellectual property, ICE’s other primary assets include computer equipment, software, internally developed software and real property. ICE owns an array of computers and related equipment. The net book value of its computer equipment, software and internally developed software was $20.4 million as of September 30, 2006.

ICE’s principal executive offices are located in Atlanta, Georgia. It leases 38,694 square feet of office space under a lease that expires on February 15, 2012. It also leases an aggregate of 58,071 square feet of office space in Calgary, Chicago, Houston, London, New York and Singapore. Its largest physical presence outside of Atlanta is in London, England, where it has leased 42,838 square feet of office space. ICE believes that its facilities are adequate for its current operations and that it will be able to obtain additional space as and when it is needed. The various leases covering these spaces generally expire between 2006 and 2010. ICE also owns property that houses disaster recovery facilities for its help desk and its open-outcry exchange floor, which was closed on April 7, 2005. The net book value of this land was $3.7 million as of September 30, 2006. In August 2006, ICE entered into an agreement with a third-party to sell this property for $12.6 million. The sale is expected to be completed in February 2007.

Employees

As of September 30, 2006, ICE had a total of 223 employees, with 129 employees at its headquarters in Atlanta, 73 in London and a total of 21 employees in its New York, Houston, Chicago, Singapore and Calgary offices. None of its employees is subject to a collective bargaining agreement. ICE has not experienced any work stoppages, and it believes its relationship with its employees is good.

Legal Proceedings

NYMEX Claim of Infringement

On September 29, 2005, the U.S. District Court for the Southern District of New York granted ICE’s motion for summary judgment dismissing all claims brought by NYMEX against ICE in an action commenced in November 2002. NYMEX’s complaint alleged copyright infringement by ICE on the basis of ICE’s use of NYMEX’s publicly available settlement prices in two of ICE’s cleared OTC contracts. The complaint also alleged that ICE infringes and dilutes NYMEX’s trademark rights by referring to NYMEX trademarks in certain of ICE’s swap contract specifications and that ICE tortiously interfered with a contract between NYMEX and the data provider that provides ICE with the NYMEX settlement prices pursuant to a license. In dismissing all of NYMEX’s claims, the court found that NYMEX’s settlement prices were not copyrightable works as a matter of law, and ICE had not engaged in copyright or trademark infringement in referencing NYMEX’s publicly available settlement prices. The trademark dilution and tortious interference claims, which are state law claims, were dismissed on jurisdictional grounds. While the court granted summary judgment in ICE’s favor on all claims, NYMEX is currently appealing the decision regarding the copyright claims and state law claims in the Second Circuit Court of Appeals. Oral arguments for the appeal were held on November 16, 2006. If NYMEX continues with its appeal, or proceeds with a claim in state court, ICE intends to vigorously defend these actions. ICE does not believe that the resolution of this matter will have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

MBF Clearing Corp. Antitrust Claims

On February 2, 2006, MBF Clearing Corp. filed a complaint against ICE in the U.S. District Court for the Southern District of New York asserting that ICE has monopoly power in the markets for electronic trading of Brent Crude Oil futures and certain other energy contracts. On March 22, 2006, ICE filed a motion to dismiss all of MBF Clearing’s claims in the complaint. Rather than responding to ICE’s motion, MBF Clearing filed an amended complaint dropping one state law claim, and adding allegations that actions taken by ICE with respect to MBF Clearing were taken with the intention of foreclosing competition from contracts presently traded or to be traded on NYMEX’s electronic trading platform. MBF Clearing, which is a major NYMEX clearing and trading firm and a market maker for certain NYMEX electronic contracts, alleged that ICE disconnected MBF Clearing’s access to ICE’s trading platform and denied MBF Clearing information from ICE Data in breach of a contract with MBF Clearing and in violation of U.S. antitrust laws. MBF Clearing also alleged, among other things, that ICE has engaged in tortious interference with contract and business advantage. The amended complaint did not specify the amount of damages alleged to have been caused to MBF Clearing but requests that MBF Clearing be awarded treble and punitive damages. ICE intends to vigorously defend these claims. On June 5, 2006, ICE filed a renewed motion to dismiss all of MBF Clearing’s claims and MBF Clearing filed its brief in opposition of ICE’s motion to dismiss on July 12, 2006. On September 5, 2006, the parties reached a mutually agreeable business arrangement pursuant to which ICE granted MBF and certain of its qualified customers access to ICE’s OTC markets on the condition that MBF and such customers conduct minimum trading volumes on ICE’s platform. In connection with the business arrangement, MBF dismissed its lawsuit against ICE. No compensation has been paid by ICE in connection with the dismissal of the lawsuit.

Directors and Executive Officers

The following table provides information regarding ICE’s directors and executive officers:

Name	Age	Title
Jeffrey C. Sprecher	51	Chairman of the Board and Chief Executive Officer
Charles R. Crisp	59	Director
Jean-Marc Forneri	47	Director
Sir Robert Reid	72	Director
Frederic V. Salerno	63	Director
Richard L. Sandor, Ph.D.	65	Director
Judith A. Sprieser	53	Director
Vincent Tese	63	Director
Charles A. Vice	43	President and Chief Operating Officer
Richard V. Spencer	52	Senior Vice President, Chief Financial Officer
David S. Goone	45	Senior Vice President, Chief Strategic Officer
Edwin D. Marcial	39	Senior Vice President, Chief Technology Officer
Johnathan H. Short	40	Senior Vice President, General Counsel and Corporate Secretary
David J. Peniket	40	President and Chief Operating Officer, ICE Futures

Directors

Jeffrey C. Sprecher. Mr. Sprecher has been a director and ICE’s Chief Executive Officer since ICE’s inception and has served as its Chairman of the Board since November 2002. As ICE’s Chief Executive Officer, he is responsible for its strategic direction, operation, and financial performance. Mr. Sprecher purchased Continental Power Exchange, Inc., ICE’s predecessor company, in 1997. Prior to joining Continental Power Exchange, Inc., Mr. Sprecher held a number of positions, including President, over a fourteen-year period with Western Power Group, Inc., a developer, owner and operator of large central-station power plants. While with Western Power, Mr. Sprecher was responsible for a number of significant financings. In 2002, Mr. Sprecher was recognized by Business Week magazine as one of its Top Entrepreneurs. Mr. Sprecher holds a B.S. degree in Chemical Engineering from the University of Wisconsin and an MBA from Pepperdine University.

Charles R. Crisp. Mr. Crisp, who has been a director since November 2002, is the retired President and Chief Executive officer of Coral Energy, a Shell Oil affiliate responsible for wholesale gas and power activities. He served in this position from 1999 until his retirement in October 2000, and was President and Chief Operating Officer of Coral Energy from January 1998 through February 1999. Prior to that, Mr. Crisp served as President of the power generation group of Houston Industries and, between 1988 and 1996, served as President and Chief Operating Officer of Tejas Gas Corporation. Mr. Crisp currently serves as a director of EOG Resources, Inc., AGL Resources, Inc. and Targa Resources, Inc.

Jean-Marc Forneri. Mr. Forneri, who has been a director since November 2002, is founder and senior partner of Bucephale Finance, a boutique M&A firm specializing in large transactions for French corporations, foreign investors and private equity firms. For the seven years prior to Bucephale’s founding, Mr. Forneri headed the investment banking business of Credit Suisse First Boston in Paris. He was Managing Director and Head of Credit Suisse First Boston France S.A., and Vice Chairman, Europe. Prior to that, Mr. Forneri was a Partner of Demachy Worms & Cie Finance from 1994 to 1996, where he was in charge of investment banking activities of Group Worms. Mr. Forneri is also a Director of Balmain SA, Banque Lyonnaise Bonnasse, SAGEM, SNECMA and Friends of Paris Museum of Modern Art.

Sir Robert Reid. Sir Robert Reid, who has been a director since June 2001, was the Deputy Governor of the Halifax Bank of Scotland from 1997 until 2004 and has served since 1999 as the Chairman of ICE Futures, ICE’s subsidiary. He spent much of his career at Shell International Petroleum Company Limited, and served as Chairman and Chief Executive of Shell U.K. Limited from 1985 until 1990. He became Chairman of the British Railways Board in 1990, and retired from that post in 1995. From 1994 to 1997, he was Chairman of London Electricity. He was Chairman of the Council of The Industrial Society between 1993 and 1997, Chairman of Sears plc from 1995 until 1999, Chairman of Sondex Limited from 1999 until 2002 and Chairman of Kings Cross Partnership from 1999 until 2003. He also served as a Non-Executive Director on the boards of Avis Europe from 2002 until 2004 (Chairman) and Sun Life Financial Services of Canada from 1999 until 2004. He has served on the boards of directors of The Merchants Trust since 1995, Siemens plc since 1998, CHC Helicopter Corporation since 2004 and Milton Keynes Partnership Committee (Chairman) since 2004. He received his Knighthood in Queen Elizabeth’s 1990 Birthday Honours.

Frederic V. Salerno. Mr. Salerno, who has been a director since November 2002, is the former Vice Chairman of Verizon Communications, Inc. Before the merger of Bell Atlantic and GTE, Mr. Salerno was Senior Executive Vice President, Chief Financial Officer and served in the Office of the Chairman of Bell Atlantic from 1997 to 2001. Prior to joining Bell Atlantic, he served as Executive Vice President and Chief Operating Officer of New England Telephone from 1985 to 1987, President and Chief Executive Officer of New York Telephone from 1987 to 1991 and Vice Chairman—Finance and Business Development at NYNEX from 1991 to 1997. Mr. Salerno served on the boards of directors of Verizon Communications, Inc. from 1991 to 2001, AVNET, Inc. from 1993 to 2003 and was Chairman of Orion Power from 1999 until its sale in 2001. He has served on the boards of directors of The Bear Stearns Companies, Inc. since 1993, Viacom, Inc. since 1996, Consolidated Edison, Inc. since 2002, Akamai Technologies, Inc. since 2002 and Popular, Inc. since 2003.

Richard L. Sandor. Dr. Sandor, who has been a director since November 2002, is the Chairman and Chief Executive Officer of the Chicago Climate Exchange, Inc., a position he has held since 2002, and serves as Chairman of Climate Exchange PLC, a position he has held since 2003. Previously, he served as Chairman and Chief Executive Officer of Environmental Financial Products, L.L.C. from 1993 to 1998. Prior to the creation of Chicago Climate Exchange and Environmental Financial Products, Dr. Sandor was a senior financial markets executive with Kidder Peabody from 1991 to 1993, Banque Indosuez from 1990 to 1991 and Drexel Burnham Lambert from 1982 to 1990. Dr. Sandor has served as a Non-Resident Director of the Chicago Board of Trade, as its Second Vice-Chairman of Strategy and, for more than three years, as its Chief Economist. Dr. Sandor is currently a director of American Electric Power, Millennium Cell, Bear Stearns Financial Products, Inc. and its subsidiary, Bear Stearns Trading Risk Management, Inc. He is also a member of the design committee of the Dow Jones Sustainability Index. Dr. Sandor is currently a Research Professor at the Kellogg Graduate School of Management at Northwestern University and has been a faculty member of the School of Business Administration at the University of California, Berkeley and at Stanford University.

Judith A. Sprieser. Ms. Sprieser, who has been a director since April 2004, was the Chief Executive Officer of Transora, Inc., a technology software and services company until March 2005. Prior to founding Transora in 2000, Ms. Sprieser was Executive Vice President of Sara Lee Corporation, serving prior to that as Sara Lee’s Chief Financial Officer. Ms. Sprieser has been a member of the boards of directors of Allstate Insurance Company since 1999, USG Corporation since 1994, Reckitt Benckiser, plc since 2003, and CBS Corporation since 2006 and is a member of Northwestern University’s Board of Trustees. She has a B.A. degree and an MBA from Northwestern University.

Vincent Tese. Mr. Tese, who has been a director since April 2004, currently serves as Chairman of Wireless Cable International, Inc., a position he has held since 1995. Previously, he served as New York State Superintendent of Banks from 1983 to 1985, Chairman and Chief Executive Officer of the Urban Development Corporation from 1985 to 1994, Director of Economic Development for New York State from 1987 to 1994, and Commissioner and Vice Chairman of the Port Authority of New York and New Jersey from 1991 to 1995. Mr. Tese also served as a Partner in the law firm of Tese & Tese from 1973 to 1977. He was a Partner in the Sinclair Group, a commodities trading and investment management company from 1977 to 1982, where he traded on the COMEX. He was also a co-founder of Cross Country Cable TV. Mr. Tese is a member of the boards of directors of The Bear Stearns Companies, Inc., Bowne & Co., Inc., Cablevision, Inc., Mack-Cali Reality Corporation and Gabelli Asset Management and serves as a trustee of New York University School of Law and New York Presbyterian Hospital. Mr. Tese has a B.A. degree in accounting from Pace University, a J.D. degree from Brooklyn Law School and a LL.M. degree in taxation from New York University School of Law.

Executive Officers

Jeffrey C. Sprecher. See above biography of Mr. Sprecher under “Directors.”

Charles A. Vice. Mr. Vice has served as ICE’s President since October 2005 and its Chief Operating Officer since July 2001. As ICE’s President and Chief Operating Officer, Mr. Vice is responsible for overseeing its operations, including market development, customer support and business development activities. He has over 15 years of experience in applying information technology in the energy industry. Mr. Vice joined Continental Power Exchange, Inc. as a marketing director during its startup in 1994, and prior thereto was a principal with Energy Management Associates for five years, providing consulting services to energy firms. From 1985 to 1988, he was a systems analyst with Electronic Data Systems. Mr. Vice holds a B.S. degree in Mechanical Engineering from the University of Alabama and an MBA from Vanderbilt University.

Richard V. Spencer. Mr. Spencer has served as ICE’s Chief Financial Officer since December 2001. As ICE’s Senior Vice President, Chief Financial Officer, he is responsible for overseeing all aspects of its finance and accounting functions, including treasury, tax, cash management and investor relations. Mr. Spencer joined ICE from Crossroads Investment Advisers, L.P., a venture capital and strategic private equity investment organization, where he served as President from 1998 to 2001. Previously, he was a senior vice president with the Private Funds Group of Donaldson, Lufkin & Jenrette. Prior to joining Donaldson, Lufkin & Jenrette,

Mr. Spencer was a director with the Private Equity Group of Merrill Lynch in Atlanta. From 1990 to 1994, he oversaw the Canadian operations of First Chicago. He also worked in corporate finance, marketing and underwriting roles for Bear, Stearns and Co., Inc. and Goldman, Sachs & Co. Mr. Spencer has a B.A. degree in Economics from Rollins College. He has also completed the Advanced Management Program at Duke University’s Fuqua School of Business.

David S. Goone. Mr. Goone has served as ICE’s Senior Vice President, Chief Strategic Officer since May 2006 and as its Senior Vice President, Business Development and Sales since March 2001. He is responsible for the expansion of ICE’s product line, including futures products and trading capabilities for its electronic platform. Prior to joining ICE, Mr. Goone served as the Managing Director, Product Development and Sales at the Chicago Mercantile Exchange, where he worked for nine years. From 1989 through 1992, Mr. Goone was Vice President at Indosuez Carr Futures, where he developed institutional and corporate business. Prior to joining Indosuez, Mr. Goone worked at Chase Manhattan Bank, where he developed and managed their exchange-traded foreign currency options operation at the Chicago Mercantile Exchange. Mr. Goone holds a B.S. degree in Accountancy from the University of Illinois at Urbana-Champaign.

Edwin D. Marcial. Mr. Marcial has served as ICE’s Senior Vice President, Chief Technology Officer since February 2000. He is responsible for all systems development and ICE’s overall technology strategy. He also oversees the software design and development initiatives of ICE’s information technology professionals in the areas of project management, architecture, software development and quality assurance. Mr. Marcial joined the software development team at Continental Power Exchange, Inc. in 1996 and has 14 years of information technology experience building large-scale systems in the energy industry. Prior to joining Continental Power Exchange, Inc., he led design and development teams at Harris Corporation building software systems for the company’s energy controls division. Mr. Marcial has a B.S. degree in Computer Science from the College of Engineering at the University of Florida.

Johnathan H. Short. Mr. Short has served as ICE’s Senior Vice President, General Counsel and Corporate Secretary since June 2004. In his role as General Counsel, he is responsible for managing ICE’s legal and regulatory affairs. As Corporate Secretary, he is also responsible for a variety of ICE’s corporate governance matters. Prior to joining ICE, Mr. Short was a partner at McKenna Long & Aldridge LLP, a national law firm with approximately 350 attorneys. Mr. Short practiced in the corporate law group of McKenna, Long & Aldridge (and its predecessor firm, Long Aldridge & Norman LLP) from November 1994 until he joined ICE in June 2004. From April 1991 until October 1994, he practiced in the commercial litigation department of Long Aldridge & Norman LLP. Mr. Short holds a J.D. from the University of Florida, College of Law, and a B.S. in Accounting from the University of Florida, Fisher School of Accounting.

David J. Peniket. Mr. Peniket has served as President, ICE Futures, since October 2005 and Chief Operating Officer, ICE Futures, since January 2005. Mr. Peniket is responsible for ICE Futures’ finance function, technology and market operations, human resources, business development and regulation and risk management. Prior to assuming the role of Chief Operating Officer, Mr. Peniket served as Director of Finance of ICE Futures since May 2000. Before joining ICE Futures in 1999, Mr. Peniket worked for seven years at KPMG, where he trained as an accountant and was a consultant in its financial management practice. Mr. Peniket was Research Assistant to John Cartwright MP from 1988 to 1991. He holds a B.Sc. (Econ) degree in Economics from the London School of Economics and Political Science and is a Chartered Accountant.

Board of Directors

ICE’s board of directors currently consists of eight members and there is one vacancy on its board of directors. Its board of directors is elected annually, and each director holds office for a one-year term.

Board Committees

Its board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. ICE’s audit committee consists of Messrs. Salerno, Forneri and Crisp. Mr. Salerno serves as the chair of the audit committee and is ICE’s audit committee financial expert under SEC rules and regulations. ICE believes that the composition of its audit committee meets the requirements for independence under current rules and regulations of the SEC and the New York Stock Exchange, and it intends to comply with future requirements to the extent they become applicable to ICE. ICE’s audit committee, among other things, oversees the engagement of its independent public accountants, reviews its financial statements and the scope of annual external and internal audits and considers matters relating to accounting policies and internal controls. The audit committee is governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.

Compensation Committee. ICE’s compensation committee consists of Ms. Sprieser and Messrs. Tese and Forneri. Ms. Sprieser serves as the chair of ICE’s compensation committee. ICE believes that the composition of its compensation committee meets the requirements for independence under, and the functioning of its compensation committee complies with, current rules and regulations of the SEC and the New York Stock Exchange. ICE intends to comply with future requirements to the extent they become applicable to ICE. The compensation committee, among other things, reviews, approves and makes recommendations to ICE’s board of directors concerning its compensation practices, policies and procedures for its executive officers. The compensation committee is governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.

Nominating and Corporate Governance Committee. ICE’s nominating and corporate governance committee consists of Messrs. Tese and Crisp. Mr. Tese serves as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee, among other things, identifies, nominates and recommends individuals to the board of directors and develops and recommends to the board of directors a set of corporate governance principles applicable to ICE. The nominating and corporate governance committee is governed by a charter that complies with the rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of the members of ICE’s compensation committee has at any time been one of its officers or employees. None of its executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on ICE’s board of directors or compensation committee.

Director Compensation

Directors who are also ICE employees do not receive additional compensation for serving as directors. The compensation committee and board of directors have approved the following director compensation program:

•	An annual retainer fee of $45,000.

•	No board of director or committee meeting fees.

•	Annual retainer for each committee member as follows:

•	audit committee—$10,000;

•	compensation committee—$6,000; and

•	nominating and corporate governance committee—$3,000.

•	Committee chairperson retainers (in lieu of the above annual retainers) for each committee of the board of directors as follows:

•	audit committee—$25,000;

•	compensation committee—$15,000; and

•	nominating and corporate governance committee—$8,000.

•	Equity grant guidelines for service on the board of directors as follows:

•	initial grant to new non-employee member: $200,000 in the form of restricted stock units that vest in equal annual installments over three years (with the number of units calculated at the time of grant by dividing the annual grant value by the price per share at the date of grant); and

•	annual grant to existing non-employee member: $100,000 in the form of restricted stock units that vest one year from the date of grant (with the number of units calculated at the time of grant by dividing the annual grant value by the price per share at the date of grant).

•	A restricted share deferral mechanism for cash fees through the 2003 Restricted Stock Deferral Plan for Outside Directors as made through annual elections prior to the year of service, with a 10% discount on the value of common stock for any fees deferred through this method.

ICE Futures Board of Directors

ICE’s wholly-owned subsidiary, ICE Futures, is an entity organized under the laws of the United Kingdom and is a Recognized Investment Exchange under the Financial Services and Markets Act 2000. At the time of ICE’s acquisition of ICE Futures, ICE committed to maintain an appropriate corporate governance structure for ICE Futures to ensure its compliance with the obligations under U.K. law and with its regulatory obligations applicable to it as a Recognized Investment Exchange. ICE agreed that ICE Futures’ board of directors should continue to have primary responsibility for ensuring this regulatory compliance, and ICE Futures agreed that it would retain at least two independent non-executive directors. ICE Futures’ board of directors operates in accordance with a code of practice that ICE Futures adopted in April 2000. The code of practice, which is not legally binding, provides for consultation with market participants on various matters. Sir Robert Reid serves as the Chairman of ICE Futures and receives director fees in accordance with ICE Futures’ director compensation program.

Executive Compensation

The following table sets forth the cash and non-cash compensation paid for the fiscal years ended December 31, 2005, 2004 and 2003, to (i) ICE’s chief executive officer, (ii) ICE’s four most highly compensated executive officers (based on combined salary and bonus) other than the chief executive officer during the fiscal year ended December 31, 2005 and (iii) a former officer of ICE Futures who would have been included in the above category had he still been serving as an officer at December 31, 2005 (collectively, the Named Executive Officers).

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation				Long-Term Compensation Awards		All Other Compensation ($)
						Restricted Stock Unit Awards ($) (1)	Securities Underlying Options/ SARS (#)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
Jeffrey C. Sprecher	2005	675,750	1,013,625	—		—	—	21,730	(2)
Chairman and Chief	2004	603,750	431,681	421,498	(2)	3,533,400	—	21,236	(2)
Executive Officer	2003	603,750	333,572	246,749	(2)	—	225,000	21,268	(2)

Charles A. Vice	2005	420,000	504,000	—		—	—	19,470	(3)
President and Chief	2004	420,000	231,000	—		1,500,000	—	16,949	(3)
Operating Officer	2003	420,000	178,500	—		—	108,050	10,000	(3)

Richard V. Spencer	2005	420,000	504,000	—		—	—	21,265	(4)
Senior Vice President,	2004	420,000	231,000	—		1,500,000	—	18,263	(4)
Chief Financial Officer	2003	420,000	178,500	—		—	108,050	10,000	(4)

David S. Goone	2005	400,000	524,000	—		—	—	18,406	(5)
Senior Vice President,	2004	338,000	185,900	—		930,000	—	16,152	(5)
Business Dev. & Sales	2003	338,000	143,650	—		—	82,625	10,000	(5)

Edwin D. Marcial	2005	350,000	250,250	—		—	—	16,347	(6)
Senior Vice President,	2004	350,000	192,500	—		1,250,000	—	14,621	(6)
Chief Technology Officer	2003	350,000	148,750	—		—	82,625	10,000	(6)

Dr. Richard Ward	2005	446,072	245,339	—		369,750	—	89,214	(7)
Vice Chairman,	2004	448,252	190,507	—		670,000	—	89,650	(7)
ICE Futures	2003	400,355	170,151	—		—	57,837	80,071	(7)

(1)	Restricted stock unit awards were granted at a fair market value of $8.00 per share as determined by ICE’s board of directors primarily based on a valuation performed by an independent third party. Of the shares, 50% of the shares are time-vesting shares that vest over four years (25% after one year and the balance vesting ratably over the remaining 36 months), and the other 50% of the shares are performance-vesting shares that vest based on the achievement of cumulative earnings before interest, taxes, depreciation and amortization performance vs. pre-established targets between 2005 and 2007. On February 22, 2006, the compensation committee approved awards of restricted stock units that vest ratably over three years at a fair market value of $49.23 per share. This grant was comprised of the following: Mr. Sprecher (19,200 shares), Mr. Vice (9,000 shares), Mr. Spencer (9,000 shares), Mr. Goone (9,000 shares) and Mr. Marcial (5,900 shares).
(2)	In May 2006, the compensation committee approved a salary increase for Mr. Sprecher from $675,750 to $725,000 per year, effective as of January 1, 2006, and approved an increase in the annual bonus target for Mr. Sprecher to 85% of his annual base salary. Other annual compensation for Mr. Sprecher includes loan forgiveness and related gross up of tax allowance amount (Continental Power Exchange, Inc.’s portion of limited liability company tax liability) of $349,498 in 2004 ($201,136, plus gross up of $148,362) and $174,749 in 2003 ($100,568, plus gross up of $74,181), and payment of an Atlanta housing and travel allowance ($72,000 in 2004 and $72,000 in 2003). All other compensation includes payment of an individual disability income policy ($8,479 in 2005, $8,988 in 2004 and $9,478 in 2003), payment of a term life insurance policy ($2,751 in 2005, $1,998 in 2004 and $1,790 in 2003), and the employer match in the 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003).
(3)	In May 2006, the compensation committee approved a salary increase for Mr. Vice from $420,000 to $500,000 per year, effective as of January 1, 2006, and approved an increase in the annual bonus target for Mr. Vice to 70% of his annual base salary. All other compensation for Mr. Vice includes the employer match in the 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($7,763 in 2005 and $5,822 in 2004), and payment of a term life insurance policy ($1,207 in 2005 and $877 in 2004).

(4)	In May 2006, the compensation committee approved a salary increase for Mr. Spencer from $420,000 to $460,000 per year, effective as of January 1, 2006. All other compensation for Mr. Spencer includes the employer match in the 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($8,179 in 2005 and $6,134 in 2004), and payment of a term life insurance policy ($2,586 in 2005 and $1,879 in 2004).
(5)	In May 2006, the compensation committee approved a salary increase for Mr. Goone from $400,000 to $460,000 per year, effective as of January 1, 2006. All other compensation for Mr. Goone includes the employer match in the 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($6,763 in 2005 and $5,072 in 2004), and payment of a term life insurance policy ($1,143 in 2005 and $830 in 2004).
(6)	In May 2006, the compensation committee approved a salary increase for Mr. Marcial from $350,000 to $365,000 per year, effective as of January 1, 2006. All other compensation for Mr. Marcial includes the employer match in the 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($5,262 in 2005 and $3,946 in 2004), and payment of a term life insurance policy ($585 in 2005 and $425 in 2004).
(7)	All figures for Dr. Ward have been converted to U.S. dollars using the average exchange rate of pounds sterling per U.S. dollar in each year (1.8128 pounds sterling per U.S. dollar in 2005, 1.8296 in 2004 and 1.6341 in 2003). All other compensation includes a pension contribution of 20% of salary. Pursuant to a Letter Agreement dated as of October 24, 2005, Dr. Ward terminated his service as Vice Chairman of ICE Futures on April 24, 2006. He received a one-time payment of £122,500 as of the termination date. Dr. Ward will be paid £19,560 per month pursuant to a Consulting Agreement entered into as of October 24, 2005 for the period from April 24, 2006 through October 24, 2006. He also remains eligible for ICE’s benefits and pension plan through October 24, 2006.

Employment Agreements

ICE has entered into employment agreements with each of Messrs. Sprecher, Vice, Spencer, Goone and Marcial.

Term of Employment

Each agreement provides for an initial employment term of two or three years, depending on the employee. The term of each agreement will be automatically extended every six months unless either ICE or the employee, prior to the date of extension, give written notice to the other that there will be no extension. The extension will be for a term equal to the initial term—that is, two or three years, depending on the employee. The effect of this provision is to ensure that the term remaining under any of these agreements is never more than six months less than the initial term. The initial term is three years for Messrs. Sprecher, Vice, Spencer and Goone, and two years for Mr. Marcial.

Compensation

Each employment agreement provides for an initial annual base salary. Each of these employees is also eligible to receive an annual bonus and to receive from time to time grants of awards under the 2000 Stock Option Plan, 2004 Restricted Stock Plan and 2005 Equity Incentive Plan, in each case as set by the compensation committee or by ICE’s board of directors as a whole.

Termination

If ICE terminates an employee for “cause,” as such term is defined below, or any such employee resigns other than for “good reason,” as such term is defined below, ICE must pay the employee, among other benefits, all accrued but unpaid salary, annual bonus, if any, and unreimbursed expenses. In the event that ICE terminates any employee other than for cause or the employee resigns for good reason, ICE must compensate the employee as follows:

Termination Following a Change in Control. If the termination occurs after the effective date of a change in control of ICE, ICE must pay the employee a lump sum amount of cash equal to a multiple of his salary and bonus. This multiple is three for Messrs. Sprecher, Vice, Spencer and Goone, and two for Mr. Marcial. In these circumstances, the applicable bonus amount will be the greater of the employee’s last annual bonus and the employee’s target bonus, as previously determined by the board of directors, for the year in which the employee is terminated. ICE will also provide gross up payments to the terminated employee as necessary to compensate him for liability for certain excise taxes that may become due as a result of payments called for under the employment agreement.

An employee terminated following, or as a result of, a change in control will be entitled to exercise his stock options that had been granted after entering into the employment agreement for the same period as if the employee had continued in employment through the remainder of his term. All of the employee’s stock options granted after the date of the employment agreement will become exercisable upon the employee’s termination.

Termination Unrelated to a Change in Control. If the termination of an employee is unrelated to a change in control, ICE must continue to pay his salary and bonus for the remainder of the employment term, over time as it would normally be paid, with the bonus so paid equal to the greater of the last annual bonus paid to him prior to termination and his target bonus for the applicable year. In addition, any stock options granted after the date of the applicable employment agreement will become exercisable upon the employee’s termination.

“Cause,” as used in the employment agreements, generally means: (1) the employee is convicted of, pleads guilty to, or otherwise admits to any felony or act of fraud, misappropriation or embezzlement; (2) the employee knowingly engages or fails to engage in any act or course of conduct that is (a) reasonably likely to adversely affect ICE’s rights or qualification under applicable laws, rules or regulations to serve as an exchange or other form of a marketplace for trading commodities or (b) that violates the rules of any exchange or market on which ICE effects trades (or at such time are actively contemplating effecting trades) and is reasonably likely to lead to a denial of ICE’s right or qualification to effect trades on such exchange or market; (3) there is any act or omission by the employee involving malfeasance or gross negligence in the performance of his duties and responsibilities or the exercise of his powers to the material detriment of ICE; or (4) the employee (a) breaches any of the covenants made under his employment agreement or (b) violates any provision of any code of conduct adopted by ICE that applies to him if the consequence to such violation ordinarily would be a termination of his employment.

“Good reason” generally means: (1) there is a material reduction or, after a change in control, any reduction, in the employee’s base salary or opportunity to receive any annual bonus and stock option grants without the employee’s express written consent; (2) there is a material reduction or, after a change in control, any reduction in the scope, importance or prestige of the employee’s duties; (3) ICE transfers the employee’s primary work site to a site that is more than thirty miles from his then current work site; (4) ICE, after a change in control, changes the employee’s job title or fails to continue to make available to the employee the same or equivalent plans, programs and policies; (5) there is a material breach or, after a change in control, any breach of his employment agreement; or (6) in the case of Mr. Sprecher, ICE fails to nominate the employee for re-election to its board of directors.

Exclusivity

Each employment agreement permits the employee to serve on the board of directors of those business, civic and charitable organizations on which he was serving on the date that ICE signed his employment agreement, as long as doing so has no significant and adverse effect on the performance of his duties and responsibilities or the exercise of his powers under his employment agreement. Each employee is not permitted, however, to serve on any other boards of directors and shall not provide services to any for-profit organization on or after the date that ICE signed his employment agreement without the written consent of the chair of the compensation committee (in the case of Messrs. Sprecher, Vice, Spencer and Goone) or ICE’s chief executive officer (in the case of Mr. Marcial).

Non-competition

Each employee agrees under his employment agreement that for the term of his employment agreement or, if less, for the one-year period which starts on the date that his employment terminates, not to assume or perform any managerial or supervisory responsibilities and duties that are substantially the same as those that he performs for ICE for any other business entity that engages in any business-to-business electronic exchange for trading commodities in which ICE is engaged as of the date of termination of the employee’s employment or in which

ICE proposes to engage under its business plan as in effect on such date, if any site of any of the offices or equipment of such competitive business is located in the United States, Canada, Mexico, Central America, South America or in any country that is a member of the European Union. The employment agreements of Messrs. Vice, Spencer, Goone and Marcial provide that they may own up to five percent of the stock of a publicly traded company that engages in such competitive business so long as they are only passive investors and are not actively involved in such company in any way.

Non-solicitation

Each employee is restricted from soliciting, for the purpose of competing with ICE or its affiliates, any of its customers or customers of its affiliates with whom the employee had contact, knowledge or association (1) at any time during the employee’s employment with ICE or its affiliates and (2) at any time during the twenty-four month period immediately preceding the beginning of the “restricted period.” “Restricted period” means the remainder of the employee’s term of employment without regard to the reason for the employee’s termination of employment (as such initial term may have been extended under the agreement).

Each employee is restricted from soliciting, for the purpose of competing with ICE or its affiliates, any other officer, employee or independent contractor of ICE or its affiliates with whom the employee had contact, knowledge or association to terminate his or her employment or business relationship with ICE or its affiliates (1) at any time during the employee’s employment with ICE or its affiliates and (2) at any time during the twelve month period immediately preceding the beginning of the “restricted period.”

Bonuses

Each employee is eligible, under his employment agreement, to receive an annual bonus each year that is reasonable in light of his contribution for that year in relation to the contributions made and bonuses paid to ICE’s other senior executives for such year.

Other Provisions

Each of the employees named above is subject to customary confidentiality provisions during the term of employment and for a specified period after termination, and each must not use or disclose any of ICE’s trade secrets for as long as they remain trade secrets.

Benefit Plans

ICE’s U.S. employees are eligible to participate in its 401(k) and Profit Sharing Plan, which was implemented on October 1, 2001. ICE offers to match 100% of the first 5% of the eligible employee’s compensation contributed to the plan, subject to plan and statutory limits.

ICE’s U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. ICE contributes a percentage of the employee’s base salary to the plan each month and employees are able to make additional voluntary contributions, subject to plan and statutory limits. ICE’s contributions range from 10% to 20% of an employee’s base salary.

ICE’s benefit plans include the 2000 Stock Option Plan, the 2003 Restricted Stock Deferral Plan for Outside Directors, the 2004 Restricted Stock Plan and the 2005 Equity Incentive Plan, which provide for the issuance of stock options, restricted stock or restricted stock units or other awards that may be exercised for or converted into, as the case may be, shares of ICE’s common stock. Each of these plans currently provides for the issuance of Class A2 shares upon exercise, conversion or vesting of outstanding awards. Effective May 20, 2006, each plan has been amended to provide for the issuance of common stock upon exercise, conversion or vesting of outstanding awards, and all awards issued from that date under the plans will entitle the holder to receive shares of common stock.

2000 Stock Option Plan

ICE adopted the 2000 Stock Option Plan in June 2000 and it was approved by ICE’s stockholders on June 23, 2000 for the purposes of attracting, retaining and rewarding its employees and directors. The 2000 Stock Option Plan authorizes the issuance of up to 5,250,000 shares of common stock upon the exercise of options under the plan. Both incentive and nonqualified options may be granted under and generally vest over four years. Options may be exercised up to ten years after the date of grant, but generally expire 14 days after termination of employment or service as a director.

In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by ICE, the compensation committee will conclusively determine the adjustment to the number of shares covered by the 2000 Stock Option Plan, the number of shares covered by each outstanding option and the exercise price of each option.

Eligibility. Options may be granted to any individual employed by ICE, within the meaning of Section 3401 of the Internal Revenue Code of 1986, as amended, or the Code, or to any of ICE’s directors, as the compensation committee may determine.

Administration. The compensation committee administers the 2000 Stock Option Plan. The compensation committee has the authority to interpret and construe the plan, grant options and determine who will receive options and the number of shares to be granted subject to exercise of options issued under the plan. All determinations of the compensation committee with respect to the interpretation and construction of the 2000 Stock Option Plan are final.

Nonassignability. Options may be exercised only by the grantee and may not be assigned or transferred during the grantee’s lifetime.

Amendment; Termination. The board of directors may terminate or amend the 2000 Stock Option Plan, except that no such termination or amendment may increase the number of shares subject to the 2000 Stock Option Plan or change the class of individuals eligible to receive options without the approval of ICE’s shareholders. In addition, no amendment may, without the grantee’s consent, materially adversely affect a previously granted option.

2003 Restricted Stock Deferral Plan for Outside Directors

ICE adopted the 2003 Restricted Stock Deferral Plan for Outside Directors, and the 2003 Directors Plan for the purpose of attracting and retaining outside directors. Under the 2003 Directors Plan, members of the board of directors can elect to receive up to 100% of their retainer and meeting fees in restricted stock or restricted stock units. The 2003 Directors Plan authorizes the issuance of up to an aggregate of 250,000 shares of common stock under the plan. Shares of restricted stock will be issued, or restricted stock units will be credited, as of the end of each calendar quarter with respect to retainer and meeting fees otherwise payable in that quarter. Beginning in 2006, shares purchased through this deferral mechanism can be purchased at a 10% discount on the value of common stock for any fees deferred. The restricted stock or restricted stock units generally vest over a three-year period, and one-third of the shares will vest each year on the anniversary of the end of the calendar quarter when fees were payable.

In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by ICE, the compensation committee will conclusively determine the adjustment to the number of unissued shares of restricted stock or the number of restricted stock units.

Eligibility. Restricted stock may be issued, or restricted units credited, to any member of the board of directors who is not a full-time employee of ICE.

Administration. The compensation committee administers the 2003 Directors Plan. The compensation committee has the authority to interpret and construe the 2003 Directors Plan, and all such determinations are final.

Nonassignability. Restricted stock issued under the 2003 Directors Plan is not transferable and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of at any time prior to the vesting of such shares. The right to receive payments with respect to restricted stock units is generally not assignable or transferable.

Amendment; Termination. The board of directors may at any time terminate or amend the 2003 Directors Plan. No such termination or amendment may adversely affect any outstanding restricted stock or restricted stock units.

2004 Restricted Stock Plan

In September 2004, ICE adopted the 2004 Restricted Stock Plan. The purpose of the 2004 Restricted Stock Plan is to attract, retain and reward individuals performing services for the company.

Type of Awards. The 2004 Restricted Stock Plan allows ICE to issue awards of restricted stock or restricted stock units that convert into shares of its common stock. The 2004 Restricted Stock Plan authorizes the issuance of up to an aggregate of 1,475,000 shares of common stock under the plan.

In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by ICE, the compensation committee will conclusively determine the adjustment to the number of shares covered by each outstanding award.

Eligibility. Awards may be made at the sole discretion of the compensation committee to any of ICE’s employees that are members of a select group of management or highly compensated employees within the meaning of Sections 201(1), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, or to any of ICE’s directors.

Vesting may be time-based or performance-based. Vesting may be accelerated by events such as a change in control, or a sale of the company or of substantially all of its assets, but may not be deferred for more than ten years.

Administration. The compensation committee administers the 2004 Restricted Stock Plan. The compensation committee has the authority to interpret and construe the plan, grant awards and determine who will receive awards and in what amounts. The determination of the compensation committee with respect to the interpretation and construction of the 2004 Restricted Stock Plan is final.

Nonassignability. Awards under the 2004 Restricted Stock Plan are not assignable or transferable during the lifetime of the grantee.

Amendment; Termination. The board of directors may, with respect to shares at the time not subject to awards, terminate or amend the plan. No such termination or amendment may, without the grantee’s consent, materially adversely affect a previously granted award.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan was adopted by ICE’s board of directors in April 2005 and was approved by its stockholders in June 2005. The purpose of the 2005 Equity Incentive Plan is to attract, retain and reward individuals performing services for the company and to motivate those individuals to contribute to the growth and profitability of ICE’s business. The 2005 Equity Incentive Plan will terminate on the tenth anniversary of its adoption.

Type of Awards. The 2005 Equity Incentive Plan allows ICE to grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units.

The maximum number of shares of common stock that may be issued pursuant to awards granted under the 2005 Equity Incentive Plan is 2,125,000, subject to certain adjustments. The maximum number of shares of common stock with respect to which options or stock appreciation rights may be granted during any calendar year to any grantee is 250,000 (or 500,000 for an individual hired on or after the date of the plan’s adoption), and the maximum number of shares with respect to which restricted stock or restricted stock units may by granted during any calendar year to any grantee is 125,000 (or 250,000 for an individual hired on or after the date of the plan’s adoption).

For incentive stock options and nonstatutory stock options that are intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the exercise price may not be less than 100% of the fair market value of the underlying shares as of the grant date. If the aggregate fair market value of shares as of the date of grant with respect to which incentive stock options are exercisable by an individual during a calendar year exceeds $100,000, then the option will be treated as a nonstatutory stock option. Incentive stock options granted to an individual who owns more than 10% of the combined voting power of all classes of ICE’s stock expire five years after the date of grant and must have an exercise price of at least 110% of the fair market value of a share as of the date of grant.

Options granted under ICE’s 2005 Equity Incentive Plan may be exercised by payment in cash or cash equivalents, by the tender of shares owned by the exercising party or cashless exercise.

In the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, separation, liquidation or other change in the corporate structure or capitalization affecting the shares, the compensation committee will conclusively determine the adjustment in the kind, exercise price (or purchase price, if applicable), and number of shares that are subject to awards, provided that adjustments to options or stock appreciation rights must comply with Section 424 of the Code.

Eligibility. Awards may be granted to any employee, consultant or director of ICE, as selected in the sole discretion of the compensation committee administering the 2005 Equity Incentive Plan.

Vesting of awards may be time-based or performance-based. In the case of options and stock appreciation rights, if employment is terminated for any reason other than for cause, the grantee may exercise vested awards for a period of three months after the date of termination. If employment is terminated for cause, the awards will terminate immediately. If employment is terminated for any or no reason, shares that have not vested may be repurchased by ICE at the lesser of the original exercise price or the shares’ fair market value. In the case of restricted stock and restricted stock units, if employment is terminated during the applicable restricted period as defined in the 2005 Equity Incentive Plan, any unvested shares of restricted stock and restricted stock units will be forfeited and ICE will pay the grantee $0.01 for each unvested share of restricted stock.

In the event of a change in control as defined in the 2005 Equity Incentive Plan, outstanding awards will become fully vested and exercisable if the surviving corporation does not assume ICE’s rights and obligations with respect to outstanding awards or does not substitute for substantially equivalent awards. Options and stock appreciation rights that are not assumed or substituted for by the surviving corporation and that are not exercised as of the date of the change in control will terminate and cease to be outstanding. Shares that have not previously been issued under restricted stock or restricted stock units and that are not assumed or substituted for by the surviving corporation will be issued.

Administration. The terms of the 2005 Equity Incentive Plan require that it be administered by a committee consisting of two or more members of ICE’s board of directors, each of whom is an “outside director” within the meaning of Section 162(m) of the Code and a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. The composition of such committee is also required to comply with the rules of the New York Stock Exchange. ICE’s compensation committee administers the 2005 Equity Incentive Plan. The compensation committee has the authority to determine who will be granted awards, the number of shares granted subject to such awards and all matters relating to the administration of the plan. The determination of the compensation committee with respect to the interpretation and application of the 2005 Equity Incentive Plan is final. The compensation committee may only grant awards that either comply with the requirements of Section 409A of the Code or do not result in the deferral of compensation within the meaning of Section 409A.

Nonassignability. Awards may be exercised only by the grantee and generally may not be assigned or transferred during the grantee’s lifetime.

Amendment; Termination. The board of directors may at any time amend or terminate the 2005 Equity Incentive Plan, subject to shareholder approval of certain amendments. No such amendment or termination may impair the rights of any grantee unless mutually agreed otherwise between the committee and the grantee.

Option Grants in the Last Fiscal Year

There were no options to purchase ICE stock granted to its Named Executive Officers during the year ended December 31, 2005.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth option exercises by the Named Executive Officers during the fiscal year ended December 31, 2005, including the aggregate value of gains on the date of exercise. The table also sets forth (i) the number of shares covered by options (both exercisable and unexercisable) as of December 31, 2005 and (ii) the respective value for “in-the-money” options, which represents the positive spread between the exercise price of existing options and the fair market value of ICE common stock on the New York Stock Exchange as of December 31, 2005 ($36.35).

Aggregated Option Exercises in 2005 and 2005 Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End(1)		Value of Unexercised In-the-Money Options at Fiscal Year-End(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey C. Sprecher(3)	—	—	219,037	112,500	$6,614,540	$3,189,375
Charles A. Vice(4)	33,750	805,250	55,787	54,025	1,588,257	1,531,609
Richard V. Spencer	—	—	54,025	54,025	1,531,609	1,531,609
David S. Goone	—	—	76,825	41,313	2,212,066	1,171,209
Edwin D. Marcial(5)	6,250	23,750	70,575	41,313	2,111,983	1,171,209
Dr. Richard Ward	—	—	28,919	28,919	819,839	819,839

(1)	The number of securities underlying unexercised options has been adjusted to give effect to the 1 for 4 reverse stock split of the Class A common stock that became effective immediately prior to the completion of ICE’s initial public offering of common stock in November 2005.
(2)	The value of unexercised in-the-money options at fiscal year-end was calculated by multiplying the number of securities underlying unexercised options at fiscal year-end by the difference between $36.35 (the closing price of ICE’s common stock on the New York Stock Exchange on December 31, 2005) and the strike price (between $4.20 and $8.00) of the option.
(3)

Mr. Sprecher is the controlling shareholder of Continental Power Exchange, Inc., which currently holds 2,098,912 of ICE’s common shares. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. sold 209,122 shares of common stock in ICE’s initial public offering in November 2005, representing all shares of stock subject to exercisable options under the Continental Power Exchange, Inc. Stock Option Plan. As part of each holder’s agreement to terminate the Continental Power Exchange, Inc. Stock Option Plan and cancel all of their outstanding and vested options, Continental Power Exchange, Inc. paid each holder an amount equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in the offering of the respective number of shares of common stock underlying such holder’s options, less (ii) the aggregate exercise price of such holder’s respective options, less (iii) applicable Federal and state withholding taxes. Mr. Sprecher did not sell any of his interest in the offering, and Continental Power Exchange, Inc. sold solely in connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan.

(4)	Mr. Vice received a net cash payment from Continental Power Exchange, Inc. in the amount of $2,025,828 for canceling 144,222 exercisable Continental Power Exchange, Inc. options in November 2005. This amount was equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in ICE’s initial public offering of 144,222 shares of ICE common stock underlying these options, less (ii) the aggregate exercise price of these options, less (iii) applicable Federal and state withholding taxes. These Continental Power Exchange, Inc. options were exercisable by payment to Continental Power Exchange, Inc., not ICE.
(5)	Mr. Marcial received a net cash payment from Continental Power Exchange, Inc. in the amount of $561,172 for canceling 36,055 exercisable CPEX options in November 2005. This amount was equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in ICE’s initial public offering of 36,055 shares of ICE common stock underlying these options, less (ii) the aggregate exercise price of these options, less (iii) applicable Federal and state withholding taxes. These Continental Power Exchange, Inc. options were exercisable by payment to Continental Power Exchange, Inc., not ICE.

Limitation of Liability and Indemnification of Officers and Directors

ICE’s charter generally provides that its directors will not be liable to it or to its shareholders for breach of a fiduciary duty. ICE’s bylaws generally provide for indemnification against all losses actually incurred by directors and senior officers in connection with any action, suit or proceeding relating to their position as a director or senior officer. These provisions of ICE’s charter and bylaws are discussed further under the heading “Description of ICE’s Capital Stock—Limitation of Liability and Indemnification Matters.”

Certain Relationships and Related Party Transactions

Relationships with Our Stockholders

Continental Power Exchange Put Agreement

As a part of the transactions surrounding our formation, we entered into an agreement with our predecessor company, Continental Power Exchange, Inc., on May 11, 2000. Our chief executive officer, Mr. Sprecher, owned then and continues to own substantially all the equity interests in Continental Power Exchange, Inc. Pursuant to the agreement, Continental Power Exchange, Inc. conveyed all of its assets and liabilities to us. These assets included intellectual property that we used to develop our electronic platform. In return, we issued to Continental Power Exchange, Inc. a 7.2% equity interest in our business, and we agreed to give Continental Power Exchange, Inc. a put option, by which Continental Power Exchange, Inc. could require us to buy its equity interest in our business at the purchase price equal to either our fair market value or $5 million, whichever is greater.

In connection with our initial public offering, in October 2005 we entered an agreement with Continental Power Exchange, Inc. and Mr. Sprecher to terminate the put option upon the closing of our initial public offering. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which, as described below, we may be obligated to pay the expenses of registration of such shares, including underwriting discounts up to a maximum of $4.5 million.

Mr. Sprecher currently owns 98.5% of the equity interest in Continental Power Exchange, Inc. and holds an irrevocable proxy enabling him to vote the remaining 1.5%. Continental Power Exchange, Inc. currently has no assets other than its equity interest in us and conducts no operations.

Continental Power Exchange, Inc. Stock Option Plan

Four of our executives and employees held options that were granted between 1998 and 1999 under the Continental Power Exchange, Inc. Stock Option Plan, which was terminated in November 2005 in connection with our initial public offering. These option holders included our (i) president and chief operating officer and (ii) senior vice president, chief technology officer. These options gave the holder the right to purchase shares of our common stock from Continental Power Exchange, Inc., and were fully vested. The exercise price for these options ranged from $1.04 to $1.72 per share. In total, there were 209,122 options outstanding under the Continental Power Exchange, Inc. Stock Option Plan, which could have been exercised against Continental Power Exchange, Inc.’s total equity stake in us. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. sold 209,122 shares of common stock in our initial public offering, representing all shares of our common stock underlying the outstanding and vested options. As part of each holder’s agreement to terminate the Stock Option Plan and cancel all of their outstanding and vested options, Continental Power Exchange, Inc. paid each holder an amount equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in the offering of the respective number of shares of common stock underlying such holder’s options, less (ii) the aggregate exercise price of such holder’s respective options, less (iii) applicable Federal and state withholding taxes. No payments were made to Mr. Sprecher in connection with the sale by Continental Power Exchange, Inc. of the 209,122 shares of common stock.

Registration Rights

In connection with the agreement to terminate Continental Power Exchange, Inc.’s put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc., which owns 2,197,813 shares of our outstanding common stock. All of the equity interest in Continental Power Exchange, Inc. is owned by Mr. Sprecher, our chairman and chief executive officer, and members of his family. Under this agreement, Continental Power Exchange, Inc. is entitled to require us to register for resale into the public market the common stock Continental Power Exchange, Inc. received upon conversion of its Class A2 shares it held if Mr. Sprecher’s employment with us has been terminated. In addition, we may be obligated to pay the expenses of registration of such shares, including underwriters discounts up to a maximum of $4.5 million.

In addition, in connection with our initial public offering, we entered into a registration rights agreement with certain shareholders, including, among others, The Goldman Sachs Group, Inc. and Morgan Stanley Capital Group Inc. (each an affiliate of the lead underwriters of this offering), Total Investments USA Inc. and Société Générale Financial Corporation (an affiliate of an underwriter of this offering). The registration rights agreements contain provisions relating to S-3 demand rights, piggy-back rights and lockups, among others.

Relationships with Our Directors

Chicago Climate Exchange Agreements

One of ICE’s directors, Richard L. Sandor, is also the chairman, chief executive officer and principal owner of the Chicago Climate Exchange, Inc., which operates futures and OTC markets for the trading of emissions. In July 2003, ICE entered into an agreement with the Chicago Climate Exchange to provide hosting services for the trading of the Chicago Climate Exchange emissions on our electronic platform. Under this agreement, the Chicago Climate Exchange is required to pay us an annual license fee of $725,000 and an annual service fee of $500,000. The Chicago Climate Exchange is also required to pay us for certain technology development work at an agreed upon rate. The initial term of this agreement expires in December 2006. The terms of this agreement provide for automatic renewal for additional one year periods following the expiration of the initial term, unless either party provides at least six months’ notice of its intention not to renew.

In May 2004, we entered into a listing agreement with the Chicago Climate Exchange under which we agreed to allow the Chicago Climate Exchange to make certain emissions contracts available for trading in its emissions trading market, which we host on our platform, and to delist such contracts from trading on our platform. Pursuant to this agreement, the Chicago Climate Exchange is obligated to pay us 10% of the gross revenues earned by the Chicago Climate Exchange in connection with trading in these contracts.

In August 2004, we entered into a license agreement with the Chicago Climate Exchange in respect of certain of its intellectual property relating to an emission reduction trading system and method. Pursuant to our agreement, the Chicago Climate Exchange granted to us, our affiliates (including ICE Futures) and any of our contractors, agents and service providers a perpetual, non-exclusive, royalty-free license, including any patents or related applications thereto, in relation to such intellectual property. Pursuant to the terms of this agreement, we also acknowledged the Chicago Climate Exchange’s ownership of the intellectual property and agreed not to challenge the ownership, validity or enforceability of the intellectual property.

In addition, in August 2004, ICE Futures entered into a Cooperation and Licensing Agreement with the Chicago Climate Exchange. Pursuant to this agreement, the Chicago Climate Exchange and ICE Futures formed a cooperative relationship for the purposes of promoting the development of a European emissions trading market through, in particular, the trading of emissions contracts on our electronic platform. The agreement provides for the Chicago Climate Exchange to fund ICE Futures development and operating costs in relation to the emissions contracts, in return for which the Chicago Climate Exchange receives 75% of net transaction fee income from the emissions contracts (after the deduction of operating costs). Pursuant to an amendment to this agreement effective June 28, 2006, the amount that the Chicago Climate Exchange is entitled to receive decreased to 72.5%. In December 2004, the European Climate Exchange, which is a subsidiary of the Chicago Climate Exchange, acceded to the terms of the Cooperation and Licensing Agreement. Emissions contracts refer to any cash or spot or futures contract for European emissions allowances traded on our platform pursuant to this agreement. Consistent with, and subject to, its legal and regulatory obligations and the provisions of this agreement, ICE Futures has agreed, among other obligations, to:

•	use commercially reasonable efforts to cooperate with the Chicago Climate Exchange in the design and listing of the emissions contracts;

•	manage, in cooperation with us, the process of modifying our electronic platform and other hardware and software as necessary to allow the trading of the emissions contracts;

•	provide required market supervision, compliance and regulatory arrangements; and

•	obtain the necessary regulatory approvals to allow the trading of the emissions contracts from trading screens located in the United Kingdom, Germany, France, the Netherlands, Switzerland, Sweden, Norway, the United States, and such other countries as ICE Futures and the Chicago Climate Exchange agree.

The term of this agreement concludes on the later of December 31, 2012 and the date on which Phase I of the European Emissions Allowances Trading Scheme terminates, unless sooner terminated pursuant to special termination provisions of the agreement. The terms of this agreement provide for automatic renewal periods of one year following the conclusion of the term, unless terminated earlier by either party upon written notice provided no later than twelve months prior to the end of the term, or three months prior to the end of any renewal period.

During the nine months ended September 30, 2006 and during the year ended December 31, 2005, we recognized $1.2 million and $1.8 million in revenues, respectively, pursuant to these agreements.

Intercompany Agreements

License and Services Agreements

In May 2003, we entered into a Software License Agreement and an Atlanta Services Agreement with our subsidiary, ICE Futures, pursuant to which we provide ICE Futures with access to our electronic platform. Pursuant to the Software License Agreement, we have granted ICE Futures a license to use software related to our electronic platform, which ICE Futures may sub-license to its members and their customers. The Atlanta Services Agreement requires us to provide hosting, helpdesk and other services to ICE Futures. These agreements are designed to assist ICE Futures in meeting certain of its regulatory obligations as a Recognized Investment Exchange. ICE Futures is required to pay us for the license and related services pursuant to the terms of the agreements, which have been set on the same basis as we would negotiate with an unrelated third party. Similar agreements exist between ICE Futures and two of our other U.K.-based subsidiaries in respect of disaster recovery services and U.K. helpdesk services.

Recharge Agreement

In December 2002, we entered into a Recharge Agreement with ICE Futures under which ICE Futures agreed to incur costs associated with stock issued to ICE Futures employees upon their exercise of options granted under the 2000 Stock Option Plan. Under the terms of the agreement, ICE Futures is required to pay us as soon as reasonably practicable after the exercise of an option an amount equal to the difference between the option exercise price and the value of the shares on the date of exercise. The agreement, which was amended in April 2004, limits ICE Futures’ maximum liability under the Recharge Agreement to $18.0 million. ICE Futures paid us an aggregate of $19,614 under this agreement in 2005.

Other

Kelly L. Loeffler, a corporate officer and our vice president, investor and public relations, is married to Jeffrey C. Sprecher, our chairman and chief executive officer. Since joining our company in September 2002, Ms. Loeffler has reported directly to Richard V. Spencer, our senior vice president and chief financial officer. In 2005, Ms. Loeffler received total cash compensation of approximately $400,000.

Principal Shareholders

The table below sets forth information regarding the beneficial ownership of ICE’s common stock on an actual basis as of November 14, 2006 with respect to:

•	each person who is known by ICE to be the beneficial owner of 5% or more of ICE’s outstanding common stock;

•	each director and named executive officer of ICE named in the Summary Compensation Table above under the heading “Management”; and

•	all of the executive officers and directors of ICE as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, ICE believes that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of November 14, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. As of November 14, 2006, there were 57,589,567 shares of common stock issued and outstanding, and ICE’s common stock was held by 71 shareholders of record. Unless indicated below, the address of each individual listed below is 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Shares	Percentage
Sands Capital Management, LLC(1) 1100 Wilson Blvd., Suite 3050 Arlington, VA 22209	6,942,438	12.1%

Delaware Management Holdings(2) 2005 Market Street Philadelphia, PA 19103	6,047,297	10.5%

FMR Corp.(3) 82 Devonshire Street, Boston, MA 02109	4,277,362	7.4%

Directors and Executive Officers:
Charles R. Crisp(4)(5)	32,834	*
Jean-Marc Forneri(4)(6)	32,590	*
Sir Robert Reid(4)	17,445	*
Frederic V. Salerno(4)	16,840	*
Dr. Richard L. Sandor(4)	31,113	*
Judith A. Sprieser(4)	21,676	*
Vincent Tese(4)	16,676	*
Jeffrey C. Sprecher(7)(8)	2,460,705	4.2%
Richard V. Spencer(7)	104,888	*
Charles A. Vice(7)	151,987	*
David S. Goone(7)	103,507	*
Edwin D. Marcial(7)	82,784	*
All directors and executive officers as a group (14 persons)	3,222,788	5.5%

*	Represents less than 1%.
(1)	Based solely on information in Schedule 13G dated July 17, 2006 filed by Sands Capital Management, LLC and includes shares beneficially owned by clients of Sands Capital Management, LLC.
(2)	Based solely on information in Schedule 13G dated November 8, 2006 filed by Delaware Management Holdings and includes shares beneficially owned by Delaware Management Business Trust.
(3)	Based solely on information in Schedule 13G dated February 14, 2006 filed by FMR Corp. and includes 3,954,862 shares of common stock held by Fidelity Management & Research Company, 183,600 shares of common stock held by Fidelity Management Trust Company and 138,900 shares of common stock held by Fidelity International Limited, each of which is an affiliate of FMR Corp.
(4)	Beneficial ownership of each director includes stock options exercisable within 60 days of November 14, 2006 under the 2000 Stock Option Plan, restricted stock unit awards that vest within 60 days of November 14, 2006 under the 2004 Restricted Stock Plan, and restricted stock unit awards that vest within 60 days of November 14, 2006 under the 2003 Restricted Stock Deferral Plan for Outside Directors.
(5)	Includes 4,000 shares of common stock held by Mr. Crisp’s spouse.
(6)	Includes 5,000 shares of common stock held by Atalant Inc., of which Mr. Forneri is an affiliate.
(7)	Beneficial ownership of each executive officer includes stock options exercisable within 60 days of November 14, 2006 under the 2000 Stock Option Plan, and restricted stock unit awards that vest within 60 days of November 14, 2006 under the 2004 Restricted Stock Plan.
(8)	Includes 2,098,912 shares of common stock held by Continental Power Exchange, Inc. and 2,268 shares of common stock and 34,605 shares of common stock underlying stock options exercisable within 60 days of November 14, 2006 under the 2000 Stock Option Plan held by Mr. Sprecher’s spouse. As of November 14, 2006, Mr. Sprecher owns 97.0% of the equity interest in Continental Power Exchange, Inc. and holds an irrevocable proxy enabling him to vote the remaining 3.0%. Continental Power Exchange, Inc. currently has no assets other than its equity interest in us and conducts no operations. Mr. Sprecher disclaims beneficial ownership of the shares underlying stock options held by his spouse.

INFORMATION ABOUT NYBOT

General

NYBOT, New York’s first futures exchange, is a leading global futures and options exchange for trading in a broad array of “soft” agricultural commodities, including cocoa, coffee, cotton, frozen concentrated orange juice, or FCOJ, and sugar. For well over a century, NYBOT and its predecessors provided marketplaces that bring together industry representatives, traders and investors to engage in price discovery, price risk transfer and price dissemination for their commodities. NYBOT’s exchange also provides trading in futures and option contracts for a variety of financial products, including its exclusive futures and options contracts based on the U.S. Dollar Index, or USDX. As an open-outcry exchange, NYBOT provides floor-based trading for all of its agricultural and financial products. NYBOT’s exchange is supported by its designated clearing house, the New York Clearing Corporation, or NYCC, a wholly-owned subsidiary of NYBOT, which clears and provides financial security to its clearing members for each contract traded on its exchange.

NYBOT’s and its predecessors’ long relationship with the cotton, cocoa, coffee, sugar and citrus industries has led to NYBOT’s substantial involvement with the physical marketplace for these commodities. NYBOT provides services directly and indirectly to the physicals market, including warehouse licensing for coffee, cocoa and wood pulp, grading and certification for coffee and cocoa, and electronic documentation and transfer capabilities for coffee, cocoa and orange juice (both exchange deliveries and commercial transactions) through NYBOT’s electronic commodity operations and processing system known as eCOPS. NYBOT also provides market data services to the trading community through third party vendors and by making its real time market data directly available to users over the Internet through NYBOTLive, a direct data link that can be customized by individual users.

NYBOT derives a substantial portion of its revenues from transaction fees relating to trading on its exchange. In 2005, over 37.9 million futures and options contracts were traded on NYBOT’s exchange, up 20% compared to approximately 31.7 million contracts traded in 2004. NYBOT has experienced solid growth since 2001 and particularly since opening its new floor trading facility in lower Manhattan, beginning in September 2003. On a consolidated basis, NYBOT reported $72.9 million and $85.6 million in revenues for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, representing a 13.3% and 16.3% increase, respectively, compared to the comparable period in the prior year. NYBOT reported net income of $13.9 million and $12.9 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively.

NYBOT’s History

NYBOT traces its history to 1870, when the New York Cotton Exchange, or NYCE, was founded, and to 1882, when the Coffee Exchange of New York City, or the Coffee Exchange, was founded. In 1914, the Coffee Exchange began trading sugar futures (currently NYBOT’s largest market) and in 1916 became the New York Coffee and Sugar Exchange. In 1925, the New York Cocoa Exchange was founded to trade cocoa futures, and merged with the New York Coffee and Sugar Exchange in 1979 to form the Coffee, Sugar & Cocoa, Exchange, Inc, or CSCE.

In 1998, the CSCE and the NYCE formed the Board of Trade of the City of New York, Inc. as their parent company. In 2004, the two exchanges merged formally into NYBOT thereby establishing one exchange known as the New York Board of Trade, a not-for-profit membership organization.

NYBOT’s clearing house, NYCC, was founded in 1915 as the Commodity Clearing Corporation, which served as the clearing house of NYCE. NYCC now serves as the designated clearing house for all NYBOT transactions.

NYBOT’s predecessor exchanges have changed names, merged, expanded and added new products over the years, including financial products such as futures and options based on the USDX. In 1994, NYCE opened a trading floor in Dublin for FINEX, NYBOT’s financial instruments division, and added a number of currency cross-rate futures contracts. In the same year, NYCE further expanded its product line when it acquired the New York Futures Exchange, Inc., or NYFE, from the New York Stock Exchange, Inc. and began trading futures and options based on the NYSE Composite Index and the Commodity Research Bureau, or CRB, Futures Price Index (which has since been revised to become the Reuters Jefferies Futures Price Index). In 1999, NYBOT began offering Russell Equity Index products with the launch of Russell 1000 Index futures and options.

September 11, 2001, was a difficult and defining moment for NYBOT when the destruction of the World Trade Center forced NYBOT to re-locate to its back up facility in Long Island City, New York and remain there for two years. In 2003, NYBOT moved into a new state-of-the-art trading facility in the World Financial Center, continuing its long history in lower Manhattan.

NYBOT’s Competitive Strengths

NYBOT has established a reputation as a premier global marketplace for the trading of futures contracts and options on futures contracts on soft agricultural commodities. NYBOT believes that its recognition as a leading commodity marketplace is attributable to the following competitive strengths:

Highly Liquid Markets

NYBOT provides highly liquid markets and a number of benchmark contracts for several of the world’s longest-traded agricultural commodities. NYBOT believes that the liquidity of its markets and the quality of its price discovery are key factors in attracting and retaining its market users. The underlying notional value of the total number of contracts traded in NYBOT’s five major agricultural contract markets in 2005 was approximately $647 billion and NYBOT’s open interest—the number of outstanding contracts—at the end of 2005 was 2.1 million contracts. Open interest is a leading indicator of liquidity. NYBOT provides other value-added services that increase market access for current and potential users, and support the work of floor brokers and traders to deepen the liquidity.

Benchmark Contracts

Several of NYBOT’s core products serve as global benchmarks for managing risk relating to exposure to price movements in the underlying commodities. NYBOT’s Sugar No. 11 futures contract serves as the benchmark for raw sugar, a basic commodity now produced in over 120 countries and consumed by every country in the world. NYBOT’s Coffee “C” and Cotton No. 2 contracts are also recognized as benchmark contracts. These product brands have been synonymous with the two predecessor exchanges that formed the NYBOT—the Coffee, Sugar & Cocoa Exchange and the New York Cotton Exchange. NYBOT believes that its existing liquidity and history and that of its predecessors in trading these core products for over 100 years sets it apart from larger U.S. derivatives exchanges that are not as closely identified with these particular products and has led to sustained business activity and the development of strong industry relationships.

Clearing Capabilities

NYBOT owns its own clearing house, NYCC, which clears and settles contracts traded on or subject to the rules of NYBOT. NYCC and its predecessor clearing houses have provided continuous financial security for NYBOT’s markets for over 90 years. NYCC is a CFTC-registered derivatives clearing organization that is subject to CEA and CFTC regulation. In 2005, NYCC implemented the Extensible Clearing System, known as ECS. NYCC purchased the source code, for the version of ECS used by NYCC, from OnExchange, Inc. This flexible Internet-based clearing system has given NYCC the ability to provide its clearing members with real-time clearing information and the ability to complete clearing processes more efficiently. Since its introduction, end-of-day processing time has been reduced by over 50%. ECS permits NYCC to increase its capacity by simply adding hardware to the system. NYCC is a key part of NYBOT’s identity as a reliable and secure marketplace for global transactions.

With a recognized and highly respected clearing operation, NYBOT believes that NYCC’s assurance of performance to its clearing members is a major attraction to its markets by substantially reducing counterparty risk.

Product and Service Development

In response to changes in the global business environment, NYBOT seeks to develop and expand its product offerings. NYBOT has developed products in its agricultural markets designed to appeal to commodity trading advisors and other professional money managers and investors as well as retail traders who seek commodities in a portfolio. NYBOT markets also provide exposure beyond its agricultural commodities to currency, equity-index and commodity-index based products. NYBOT has introduced service initiatives for market participants, including web-based market data services, technical analysis tools, market commentary and industry information along with physical market support services such as electronic title transfer and delivery.

A Tradition of Service to the Commodity Industry

NYBOT has a long history of involvement and has developed strong relationships with the cotton, coffee, sugar, cocoa and citrus industries. NYBOT has built upon its expertise and these relationships to expand the areas of services that it provides directly and indirectly to the physical market. NYBOT is viewed as independent and impartial, and it works closely to support commodity industry growth. Its relationship with the physical markets also allows it to expand its services to commercial, off-exchange transactions.

NYBOT’s Products

NYBOT offers a range of products that can be traded on its exchange. NYBOT offers markets in futures and options on futures contracts in two product categories: agricultural products and financial products. NYBOT continually reviews the commodities and financial markets to explore new areas of risk management and consider opportunities for new product development. NYBOT works closely with product-specific contract committees to consider changes to existing contracts (such as new port designations) and to research, evaluate and develop new products, such as the recently introduced wood pulp and ethanol contracts.

Agricultural Products

NYBOT is a leading world market for the trading of coffee, sugar, cotton, orange juice and cocoa futures and options. NYBOT has offered trading in traditional agricultural commodities for over 100 years and has maintained a strong franchise in these products. NYBOT currently offers futures contracts on cocoa, coffee, cotton, FCOJ, not from concentrate orange juice, or NFC orange juice, wood pulp, ethanol, sugar and options on those contracts. Its markets are designed to provide effective pricing and hedging tools to industry users worldwide as well as strategic opportunities for individual and institutional investors. The prices for many of these agricultural contracts serve as a global benchmark for the physical markets represented on its exchange, including Sugar No. 11 (world raw sugar), Coffee “C” (arabica coffee) and Cotton No. 2 (cotton). NYBOT is the exclusive exchange marketplace for the Coffee “C,” Cotton No. 2, Sugar No. 11 and Sugar No. 14 futures and options on futures contracts. FCOJ was added to NYBOT’s core commodity marketplace in 1966.

In 1982, NYBOT launched the first exchange-traded option on a futures contract in the U.S. when it introduced options on Sugar No. 11 futures. Options on the other traditional agricultural futures were added in the mid-1980s. Sugar has recently been used to produce ethanol, a fuel additive, which has contributed to greater volatility in sugar prices and an increased use of sugar futures and options on futures for risk management. Sugar remains NYBOT’s largest market and sugar futures and options on sugar futures represent a major growth area for NYBOT.

Through its close cooperation with these agricultural industries, NYBOT markets have contributed to the development of innovative and internationally recognized futures and options contracts that reflect the basic needs of the underlying commodity industry. NYBOT’s contract committees, in conjunction with industry representatives, continuously review these contracts and trading practices to adjust specifications and procedures to introduce new contracts when cash market conditions warrant change. As the risk management needs and investment opportunities in the global marketplace grow more complex, NYBOT is well positioned to offer market participants an expanding range of products that can service inter-market strategies as well as individual industry management goals.

Agricultural products have historically accounted for most of NYBOT’s trading volume. In 2005, agricultural products represented approximately 87.4% of the total number of contracts traded in NYBOT’s markets. NYBOT’s Sugar No. 11 contract achieved a total volume record of 16.6 million futures and options contracts traded in 2005 accounting for nearly 44% of NYBOT’s total trading volume. In 2006, the number of sugar contracts traded again achieved record levels. In the first nine months of 2006, Sugar No. 11 options trading volume established a new annual record, which was more than 100% above the prior year.

Financial Products

NYBOT offers financial products in the currency markets, equity index and commodity index markets.

Currency Markets

FINEX, NYBOT’s global currency futures and options division, introduced its currency markets with the launch of the USDX futures contract in 1985. The USDX serves as a recognized barometer of the value of the U.S. Dollar. Since that time, NYBOT has expanded its currency products by adding currency cross-rate contracts in 1994 and opening a second trading floor in Dublin. In 1998, FINEX introduced a series of products based on the Euro and a new Euro-based contract.

Through FINEX, NYBOT offers specialized management tools such as financial cross-rate contracts to complement its global agricultural markets. FINEX provides futures and options markets for a variety of currency pair contracts including euro-based, U.S. dollar-based, yen-based, sterling-based and other useful cross-rates as well as its original contract based on the USDX. Through its trading capabilities and product flexibility, we believe FINEX is able to quickly and effectively respond to the challenges of currency evolution. By identifying interbank market signals and customer needs, FINEX has created currency contracts and defined trading procedures that serve the business goals of the institutional financial manager.

In 2005, contracts traded in NYBOT’s currency markets represented approximately 9.6% of the total number of contracts traded in NYBOT’s futures and options markets in 2005.

Equity and Commodity Index Markets

In 1982, the futures industry introduced equity index futures and options to provide institutional investors a new resource for attaining performance goals. Futures and options on futures contracts based on equity indices are intended to allow traders and investors the opportunity to invest in an index that is representative of a given market, in selected portions of the market or in the relative performance of the various market segments relative to one another and relative to the entire market. In 1982, the NYFE, then a wholly-owned subsidiary of the New York Stock Exchange, Inc., began trading futures contracts based on the NYSE Composite Index. In 1986, NYFE introduced a futures contract based on the world’s leading indicator of commodity prices at that time—the Commodity Research Bureau Futures Price Index. Since that time, NYBOT has introduced futures and options contracts on the Russell Indices of U.S. equities, beginning with the Russell 1000 Index in 1999, followed by the Russell 2000 and the Russell 3000 along with the value and growth components of these indices.

In 2005, contracts traded in NYBOT’s equity and commodity index markets represented approximately 3.0% of the total number of contracts traded in NYBOT’s markets.

Trade Execution

NYBOT currently provides trade execution through its open-outcry, physical trading floors. One trading facility is located in lower Manhattan for trading in all of NYBOT’s markets and the other facility is located in Dublin, Ireland for trading in NYBOT’s currency markets. NYBOT’s open-outcry trading venues provide a transparent, reliable and secure marketplace for price discovery for a core group of soft commodities and a range of financial products. The open-outcry trading venue provides markets for NYBOT’s products by facilitating the public auction of orders in trading pits—a centralized meeting place for NYBOT members who are either floor traders or floor brokers to trade NYBOT’s products either on their own behalf or on behalf of others. Orders by market participants not physically located on the trading floor are communicated to floor brokers either telephonically or, increasingly, through NYBOT’s electronic order routing system, known as NYBOT RouteOne. The trading floor in New York, which covers approximately 12,000 square feet, has booths surrounding the trading pits from which member firm personnel can communicate with customers regarding current market activity and prices and receive orders either electronically or by telephone. In addition, NYBOT’s trading floor displays current market information and news.

NYBOT’s leadership in the trading of soft commodities and its history of operating an open-outcry exchange has led to the establishment of a strong community of local traders in its markets, who contribute to the liquidity of NYBOT’s markets by taking on risk and making markets. NYBOT also relies on its traders for specialized product knowledge, such as sophisticated options traders who can structure and price complex options strategies for market users, and for the provision of customized client services based on the unique characteristics of its contract markets. NYBOT’s open-outcry trading floor leverages its members’ market-making expertise by utilizing hundreds of participants to facilitate liquidity and to provide floor brokers with a mechanism to manage execution risk for customers.

NYBOT believes that many market participants find the open-outcry venue to be an efficient mechanism for price discovery, however, it recognizes the advantages and increasing acceptance and adoption of electronic trading. Through its merger with ICE, NYBOT will be able to offer electronic access to certain of its markets with the goal of increasing the liquidity and volume of contracts traded in those markets and maintaining its competitive position as a sector leader. NYBOT also seeks to attract new participants to its markets by more effectively competing with exchanges that already offer side-by-side trading in electronic and open-outcry markets.

NYBOT has developed and implemented technology to automate many aspects of the open-outcry trading process to increase operational efficiencies and improve risk management. These support features include electronic order routing and order book management, hand-held units for trade and price reporting, telecommunications and web access to multiple information sources.

Clearing Services

NYBOT owns its own clearing house, NYCC, which clears and settles contracts traded on or subject to the rules of NYBOT. NYCC and its predecessor clearing houses have provided continuous financial security for NYBOT’s markets for over 90 years. NYCC is a CFTC-registered derivatives clearing organization that is subject to CEA and CFTC regulation. In 2005, NYCC implemented the Extensible Clearing System, known as ECS. NYCC purchased the source code, for the version of ECS used by NYCC, from OnExchange, Inc. This flexible Internet-based clearing system has given NYCC the ability to provide its clearing members with real-time clearing information and the ability to complete clearing processes more efficiently. Since its introduction, end-of-day processing time has been reduced by over 50%. ECS permits NYCC to increase its capacity by simply adding hardware to the system. NYCC is a key part of NYBOT’s identity as a reliable and secure marketplace for global transactions.

Market Data Services

NYBOT’s markets generate valuable information regarding the prices of its products and the trading activity in those markets. NYBOT sells its market data, which includes bids, offers, trades and other key price information to vendors who redistribute the data to persons or entities that use NYBOT’s markets or to those that monitor general economic conditions and commodity prices. Such persons and entities include financial information providers, futures commission merchants, banks, broker-dealers, public and private pension funds, investment companies, mutual funds, insurance companies, hedge funds, commodity pools, individual investors and other financial services companies or organizations. As of December 31, 2005, NYBOT’s market data was displayed on approximately 31,000 screens worldwide and revenues from market data represented approximately 20.8% of its total consolidated revenues in 2005.

NYBOT believes that the market data services it provides to the trading community enhances trading activity in its products and in related cash and derivatives markets. The dissemination of real-time data generates revenue and supports its customers with timely market information. In general, the price information is sent via dedicated networks to 75 worldwide quote vendors and subvendors. These firms consolidate the market data and information with data from other exchanges and third-party data and news services and the firms resell the consolidated data and information to their subscribers. These quote vendors distribute NYBOT’s data through dedicated networks, the Internet and wireless handheld devices. NYBOT also makes its market data available to customers directly on the Internet through NYBOTLive, a direct data link that can be customized by individual users.

In addition to the sale of market trading data, NYBOT is actively engaged in the design and development of educational materials and programs. NYBOT uses a variety of means for its instructional efforts, including its website, video, audio and software presentations, and a wide range of brochures, publications and other printed materials. NYBOT also develops and presents a large number of workshops and seminars with its own professional staff or in conjunction with the broker community, technical market analysis and other underlying or futures industry specialists.

Other Services

As a leader in service to physicals markets such as coffee and cocoa, NYBOT has innovated targeted technology, including its exclusive eCOPS electronic commodity operations platform, NYBOTlive (a direct real-time market data service), and the Exchange’s own electronic order routing (NYBOT RouteOne) and Order Book Management System, known as OBMS.

NYBOT provides many services to its market participants. Two of the more unique and innovative services that NYBOT provides are eCOPS and grading.

eCOPS

eCOPS is a web-based electronic document management system that automates the costly and inefficient manual document handling processes associated with the physical deliveries of commodities. The physical delivery of commodities requires valid ownership records to convey the title of the commodity from the seller to the buyer. The central document necessary to accomplish transfer of ownership is the warehouse receipt. To address and automate this requirement, eCOPS streamlines the handling of physical commodities during storage and delivery by providing the capability to create electronic documents for warehouse receipts, invoices, shipping, weighing, sampling and grading. eCOPS has been designated by the United States Department of Agriculture as a “provider” of a centralized filing system on which electronic warehouse receipts may be issued consistent with the United States Warehouse Act, for coffee, cocoa and orange juice.

eCOPS also acts as an electronic interchange and central repository for all data entered by the registered users. Through its system of internal computerized protocols, eCOPS automatically routes each document and corresponding events to all corresponding recipients immediately upon creation or modification of the documents. Provisions for other warehoused commodities are planned for future eCOPS releases. As a USDA designated “provider” of electronic documents for the coffee, cocoa and orange juice industries, eCOPS helps the industries to address the new “Food Security” rules from U.S. Customs and the FDA.

Grading

NYBOT is a premier provider of coffee and cocoa grading globally. Grading and classification of commodities involves inspection for defects, size and quality. Before coffee and cocoa can be delivered in exchange-segregated lots, the coffee and cocoa must be classified and graded. For coffee, the grading standards include sound in cup and flavor, good roasting quality, the quantity of imperfections, bean size, bean color and odor. For cocoa, the grading standards include growth, description, count and grade of cocoa beans.

On October 29, 2003, NYBOT opened a new coffee and cocoa grading facility at its lower-Broadway location, a short distance from its offices in lower Manhattan. The 1,800 square foot operation is the largest green coffee grading facility in the U.S. NYBOT currently grades approximately 11,000 lots of coffee per year or 412.5 million pounds (37,500 pounds per contract), which represents an estimated 55% of total U.S. certified coffee stocks. For cocoa, NYBOT currently grades an average 7,000 lots of cocoa per year, equal to approximately 154.3 million pounds (22,046 pounds per contract). NYBOT currently has 22 cocoa graders, 20 of which are active, and 39 coffee graders, 25 of which are active. The exchange’s coffee and cocoa graders determine the quality of coffee and cocoa through a variety of sensory methods. Cupping is the art of smelling and tasting the liquid form of coffee and making a determination about its quality based on the taste. Cocoa is graded by observing the beans and any deficiencies or strengths they possess. The exchange also employs two professionals who manage NYBOT’s grading facility.

NYBOT plans to expand use of the grading facility to the cash marketplace and source countries, thereby enhancing its services to the industry and providing additional revenue for the exchange. In addition to grading, NYBOT-licensed warehouses store the majority of U.S. physical coffee and cocoa. As of November 13, 2006, NYBOT reported 3.6 million bags of exchange-certified arabica coffee stored in exchange-licensed warehouses in Antwerp, Hamburg/Bremman, Houston, Miami, New Orleans and New York. The stocks represent 17 of the 19 deliverable growths on the Coffee “C” contract. As of the same date, certified cocoa stocks in the Ports of New York, Delaware River, Hampton Roads and Baltimore totaled 4.1 million bags.

Members and Customers

NYBOT, like its predecessor exchanges, was established as a not-for-profit membership organization. NYBOT’s members include representatives from segments of the underlying industries served by NYBOT markets, including, among others, the citrus, cocoa, coffee, cotton and sugar industries. Memberships are also held by futures commission merchants, floor brokers and floor traders

An equity membership in NYBOT enables members to trade any of the exchange’s futures and options contracts. NYBOT also issues trading permits that allow the holder to trade a specified category of products, such as options or financial contracts. To gain membership status, members must be approved by the membership committee. All floor brokers and floor traders must be appropriately registered under CFTC regulations and must be guaranteed by a member of NYCC.

Traders in NYBOT’s markets include hedgers and investors’ hedgers, which are commercial firms that trade futures and options to reduce their price risk exposure in the cash market, protect their profit margins and assist in business planning. Several large multinational corporations are member firms of NYBOT and use NYBOT’s markets regularly. Investors, who seek to profit from fluctuating prices, typically place an order through commodities brokerage firms known as futures commission merchants, or FCMs, or through introducing brokers, who have clearing relationships with FCMs. Investors also participate in the markets by pooling their funds with other investors in collective investment vehicles known as commodity pools, which are managed by commodity pool operators and commodity trading advisors. The CFTC requires commodity professionals to be registered by the National Futures Association—a CFTC-designated futures association that is charged with enforcing ethical, financial and customer protection standards in the futures industry.

Hedgers and investors are joined in the markets by floor traders, known as locals, who trade for their own accounts and by floor brokers who may execute customer orders and trades for their own accounts. These traders and brokers add liquidity to the market.

Technology

While NYBOT is known as a traditional commodity exchange, it has introduced technological solutions to members, including through the development of eCOPS, TIPS (trade input processing system), NYBOT RouteOne (electronic order routing), OBMS (order book management system) and a state-of-the-art floor trading environment.

•	The technology systems supporting NYBOT’s operations can be divided into three major categories:

•	Physical Commodity Management: Technologies that support market participants in the handling of the actual commodity.

•	Front-end functionality: Technologies that provide a graphical user interface for order entries and accessibility to sources of market information.

•	Order management: Technologies that manage the order processing from order entry to execution and confirmation.

Physical Commodity Management

In 2003, NYBOT introduced eCOPS, a web-based electronic document management system that automates the manual document handling processes associated with the physical deliveries of commodities. For a discussion of eCOPS, see “—Other Services—eCOPS.”

Front-End Functionality

NYBOT, through its electronic order routing, or RouteOne system, provides its market participants with direct access to the liquidity and pricing efficiency of NYBOT’s open-outcry markets. Using a graphical user interface, which can be a web browser, service bureau or an independent vendor’s order system, end users can enter a simple or complex order. The order is then routed directly to a broker or booth clerk for execution. Once an order has been filled, the electronic order routing system, known as EOR, sends the fill information directly to the FCMs and to the end user. By increasing the accessibility of its marketplace NYBOT is able to increase the liquidity and the pricing efficiency of its markets.

NYBOT also provides a state-of-the-art floor trading environment. NYBOT’s physical floors trading feature highly sophisticated booth and ring connectivity to intranet and Internet sources of information, market data and client communication. One source of information is NYBOTLive, the exchange’s customizable data link. NYBOTLive provides users with real-time price information as well as immediate market coverage through streaming video.

Order Management

NYBOT has three systems that effectively manage the order process:

•	Route One—Route One manages the process between the order flow provider or end user and the broker. Order entry screens are provided, via the Internet that permits the end user to specify all required information regarding the trade he wishes to be executed. The order can be received either in the broker’s booth, a handheld device used by the broker in the trading ring or both. If received only in the booth, an order ticket with the requisite information is automatically generated which the booth clerk then passes to the broker. If the broker is using a handheld device the order will appear thereon. In either case, the broker then executes the trade in the market and enters the information either on his trading card for submission to TIPS or on his handheld device. Route One provides for straight through processing of transactions, which serves to streamline the clearing process.

•

OBMS—The handheld device utilized for Route One contains the OBMS software. Once the trade is executed in the ring, the fill is entered into OBMS by the broker or the booth clerk. The system automatically notifies the order flow provider that an execution has taken place on his behalf along with such pertinent information as price and quantity. The broker handheld is updated to reflect this change in status of open orders, and the executed trade information is automatically transferred to TIPS for subsequent matching and later processing.

•	TIPS—TIPS does all of the validating functions necessary to ensure that the execution information is complete. It also supports the matching function to confirm that both the buy and sell side of the transaction submitted independently are in agreement or to highlight where inconsistencies may be present.

Route One and OBMS facilitate straight through processing of transactions, which serves to streamline the clearing process. NYCC’s ECS system provides the clearing members with a real time Internet based on line clearing system which enables each firm to receive clearing data either on Internet screens or via electronic transfer. Route One, OBMS and TIPS are all proprietary systems.

Technology Partners, Vendors and Suppliers

NYBOT maintains relationships with a range of technology partners, vendors and suppliers. If any of its contracts with its key technology partners, vendor or suppliers were terminated, NYBOT believes that it would be able to gain access on a timely basis to products and services of comparable quality, on comparable terms.

Competition

NYBOT faces competition from traditional exchanges as well as from new entrants to the derivatives exchange sector. According to publicly available data, NYBOT is currently the fourth largest derivatives exchange in the U.S. A domestic competitor historically has been the Chicago Mercantile Exchange, or CME, the largest derivatives exchange in the United States. The CME in the 1990s was in competition with NYBOT in its attempts to establish a dairy futures market as well as in its financial products markets (currency and index contracts). The Chicago Board of Trade, or CBOT, while historically not a competitor, has recently launched a corn-based, ethanol contract that competes with NYBOT’s world ethanol contract. On October 16, 2006, the CME and CBOT announced that they have signed a definitive agreement to merge the two organizations to create the most extensive and diverse global derivatives exchange. NYBOT expects that competition will intensify as a result of this combination.

NYBOT also faces competition abroad from the London International Financial Futures and Options Exchange, or LIFFE, which is now part of Euronext. Currently, NYBOT only competes directly with LIFFE in the cocoa market, LIFFE lists its own robusta coffee contract and white sugar contract, which may lead to the introduction by LIFFE of contracts that compete with NYBOT’s Sugar No. 11 and Coffee “C” Arabica contracts.

NYBOT also experiences increasing competition coming from regional exchanges such as the Tokyo Grain Exchange and the Brazilian Mercantile and Futures Exchange. At any time, a regional exchange in an emerging market country, such as India and China, or a producer country could attract enough activity from outside its borders to threaten NYBOT’s status as the benchmark pricing market for that commodity.

In addition to competition from derivates exchanges that offer comparable products, NYBOT also faces competition from other exchanges, electronic trading systems, futures commission merchants and technology firms.

Electronic trading firms that specialize in the trading of equity securities have electronic trade execution and routing systems that could be used to trade products that compete with NYBOT’s products. Increased development of electronic trading market could substantially increase competition for some or all of the products and services that NYBOT currently provides. Currently, the relatively small size of NYBOT’s markets has acted as a barrier of entry for other exchanges to list them. Sugar, however, has demonstrated significant growth in recent years and that growth, along with its growing status as a source for ethanol makes it more attractive.

Technology companies, market data vendors and front-end software vendors also represent potential competitors because, as purveyors of market data, these firms typically have substantial distribution capabilities. As technology firms, they also have access to trading engines that can be connected to their data and information networks. Additionally, technology and software firms that develop trading systems, hardware and networks, but who are otherwise outside of the financial services industry, may be attracted to enter NYBOT’s markets.

Intellectual Property

NYBOT’s key strength is the brand recognition of its “soft” commodity products. Unlike NYBOT’s U.S. competitors, which have larger corporate identities, NYBOT’s primary brand identity is derived from the individual benchmark contracts that it trades. NYBOT’s most significant brands are Coffee “C”, Sugar No. 11 and Cotton No. 2. NYBOT protects these brand names, as well as other products and services by relying on trademark law and contractual safeguards.

NYBOT owns the following registered service marks: Coffee “C”, eCOPS, FINEX, TIPS, U.S. Dollar Index, New York Board of Trade, USDX, and NYBOT.

NYBOT also licenses the following trademarks from third parties: Russell 1000, Russell 1000 Value, Russell 1000 Growth, Russell 2000, Russell 2000 Value, Russell 2000 Growth, Russell 3000, Russell 3000 Value, Russell 3000 Growth, Russell Top 200, Russell Top 200 Value, Russell Top 200 Growth, Russell MidCap, Russell MidCap Value, Russell MidCap Growth, Russell 2500, Russell 2500 Growth, Russell Small Cap Completeness Index™, Russell Small Cap Completeness Value Index™ and Russell Small Cap Completeness Growth Index™. These are trademarks and service marks of the Russell Investment Group. NYBOT does not have an exclusive license to use the trademark of the Russell Investment Group. The Russell Company has licensed all of the Russell indices to multiple users. NYBOT also licenses the NYSE Composite Index from the New York Stock Exchange, Inc. NYBOT’s license with the NYSE is an exclusive license to list and trade futures and options contracts on the NYSE Composite Index. NYBOT also has an exclusive license with Reuters America, LLC to list and trade futures and options contracts on the Reuters Jefferies CRB Futures Price Index and the Continuous Commodity Index.

Marketing and Advertising

NYBOT’s marketing department designs programs to educate market participants, including highly sophisticated traders, portfolio managers, corporate treasurers and other market professionals, as well as retail end-users, about innovative uses of NYBOT’s products, such as new hedging and risk management strategies. NYBOT seeks to educate these users about changes in product design, margin requirements and product usage. NYBOT’s marketing typically involves the development of personal relationships with market participants who actively use its markets. NYBOT participates in a number of domestic and international trade shows and seminars regarding futures and options on futures and other marketing events designed to inform market participants about its products. Through these relationships and programs, NYBOT attempts to determine the needs of its market participants and it uses this information in its product development and product maintenance efforts. For a description of the educational materials and programs designed by NYBOT to promote and develop its markets and to guide potential and existing market users in the issue of its market products, see “—Market Data Services” above.

NYBOT’s advertising strategy is based on a variety of avenues. It relies heavily on a strong media presence through public relations initiatives. Direct contacts through industry events, trade shows, conferences and seminars target specific trade groups and industry segments. Retail advertising involves institutional print, web, radio and television advertising. Educational initiatives such as the sugar options seminars in Brazil also seek to expand market usage.

Property

NYBOT’s executive office and its principal trading floor are located at One North End Avenue, New York, New York and comprise approximately 59,830 square feet of space. NYBOT leases this space from NYMEX under a lease that expires on July 1, 2013, unless an option to renew for five years is extended by NYMEX following the initial term. In addition, NYBOT leases spaces in lower Manhattan to house its primary computer center, its new grading facility and certain administrative offices. The leases expire on June 30, 2014 and on December 31, 2016. NYBOT also maintains a back-up facility, which contains a fully operational trading floor and a lights-out 24 by 7 computer center. NYBOT leases three parcels of space in Long Island City for this facility, which expires on December 31, 2013. Finally, NYBOT leases space in Dublin, Ireland for FINEX, its currency products division, pursuant to an operating lease, which expires on July 1, 2019, with an option to terminate on July 1, 2009.

Employees

As of September 30, 2006, NYBOT had 283 full time employees. NYBOT considers relations with its employees to be good. NYBOT has never experienced a work stoppage and is a party to a collective bargaining agreement, which represents a small percentage of its trading floor employees.

Legal Proceedings

NYBOT is party to the legal proceedings described below.

Klein v. NYBOT

•	On July 26, 2000, Klein & Co. Futures, Inc., or Klein, commenced a civil action, referred to as the Klein Action, in the United States District Court for the Southern District of New York (00 Civ. 5563) against numerous defendants, including NYBOT, various affiliates of NYBOT and officials of NYBOT and/or its affiliates. Klein’s claims arise out of its collapse in the wake of the recalculation of settlement prices for futures and options on the Pacific Stock Exchange Technology Index (an index of technology stocks) in May 2000. Klein purported to allege federal claims arising under the CEA and various state law claims. On February 18, 2005, the District Court dismissed Klein’s CEA claims with prejudice in accordance with Section 22(b) of the CEA for lack of standing and declined to exercise supplemental jurisdiction over Klein’s state law claims. On September 18, 2006, a panel of the United States Court of Appeals for the Second Circuit affirmed the District Court’s February 18 Decision. On October 2, 2006, Klein filed a motion for rehearing with the suggestion for rehearing en banc insomuch as the panel affirmed the District Court’s dismissal of its CEA claims against NYBOT and certain of its affiliates. As of this time, the Second Circuit has not invited NYBOT or its affiliates to respond to Klein’s motion. On October 20, 2006, the Second Circuit granted the Futures Industry Association’s motion to submit an amicus curiae brief in support of Klein’s motion.

NYBOT v. Klein

•	On May 14, 2001, NYBOT and NYCC commenced an action, referred to as NYBOT’s Action, in the United States District Court for the Southern District of New York (01 Civ. 4071) against Klein. NYBOT and NYCC commenced this action in their capacity as the assignees of certain claims that were held against Klein by its former customers. NYBOT’s action seeks to recover money owed by Klein to those customers in the wake of Klein’s collapse. In the same decision that dismissed the Klein action, the District Court dismissed all of Klein’s counterclaims against NYBOT, denied NYBOT’s motion for judgment on the pleadings and found that the complaint in NYBOT’s action did not state a claim for which relief could be granted. However, the District Court granted NYBOT leave to replead. On April 14, 2005, NYBOT and NYCC filed an amended complaint, which Klein subsequently moved to dismiss. NYBOT and NYCC opposed that motion. Although fully briefed since August 5, 2005, Klein’s motion remains sub judice as of this date.

SELECTED CONSOLIDATED FINANCIAL DATA OF ICE

The following tables present ICE’s selected consolidated financial data as of and for the dates and periods indicated. ICE derived the selected consolidated financial data set forth below for the nine months ended September 30, 2006 and 2005 and as of September 30, 2006 from its unaudited consolidated financial statements that are included elsewhere in this prospectus/proxy statement. ICE derived the selected consolidated financial data set forth below for the years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 from its consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus/proxy statement. ICE derived the selected consolidated financial data set forth below for the years ended December 31, 2002 and 2001 and as of December 31, 2003, 2002 and 2001 from its audited consolidated financial statements, which have been audited by Ernst & Young LLP, and are not included in this prospectus/proxy statement. ICE converted from a limited liability company to a corporation on June 15, 2001.

The selected consolidated financial data presented below is not indicative of ICE’s future results for any period. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus/proxy statement and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data. The selected consolidated financial data set forth below should be read in conjunction with ICE’s consolidated financial statements and related notes and “ICE Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus/proxy statement.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except for share and per share data)
Consolidated Statement of Income/(Loss) Data
Revenues(1):
Transaction fees, net(2)	$190,829	$100,780	$136,976	$90,906	$81,434	$118,794	$63,526
Market data fees	24,589	10,670	14,642	12,290	9,624	5,237	2,589
Other	3,116	3,153	4,247	5,218	2,688	1,459	748

Total revenues	218,534	114,603	155,865	108,414	93,746	125,490	66,863

Operating expenses:
Compensation and benefits	35,536	25,815	35,753	30,074	26,236	27,906	15,970
Professional services	8,723	8,174	10,124	12,312	13,066	14,344	7,340
Patent royalty	6,363	926	1,491	32	14	—	—
Selling, general and administrative	17,638	13,149	17,395	16,578	16,171	17,919	9,571
Floor closure costs(3)	—	4,814	4,814	—	—	—	—
Settlement expense(4)	—	15,000	15,000	—	—	—	—
Depreciation and amortization	9,824	11,428	15,083	17,024	19,341	14,368	7,052

Total operating expenses	78,084	79,306	99,660	76,020	74,828	74,537	39,933

Operating income	140,450	35,297	56,205	32,394	18,918	50,953	26,930
Other income (expense), net	4,693	2,879	3,790	1,328	948	1,492	(385)

Income before income taxes	145,143	38,176	59,995	33,722	19,866	52,445	26,545
Income tax expense	50,867	12,626	19,585	11,773	6,489	17,739	10,748

Net income(5)	$94,276	$25,550	$40,410	$21,949	$13,377	$34,706	$15,797

Redemption adjustments to redeemable stock put(6)	—	(20,659)	(61,319)	—	8,378	(10,730)	(6,144)
Deduction for accretion of Class B redeemable common stock(7)	—	—	—	—	(1,768)	(3,656)	(1,876)

Net income (loss) available to common shareholders	$94,276	$4,891	$(20,909)	$21,949	$19,987	$20,320	$7,777

Earnings (loss) per common share(8):
Basic	$1.68	$0.09	$(0.39)	$0.42	$0.37	$0.37	$0.26

Diluted	$1.59	$0.09	$(0.39)	$0.41	$0.37	$0.37	$0.26

Weighted average common shares outstanding(8):
Basic	56,069,558	52,884,917	53,217,874	52,865,108	54,328,966	54,392,602	29,778,672

Diluted	59,268,840	53,448,161	53,217,874	53,062,078	54,639,708	54,850,095	29,873,789

(1)	Includes revenues from related parties generated in the ordinary course of ICE’s business. For a presentation and discussion of ICE’s revenues attributable to related parties for the years ended December 31, 2005, 2004 and 2003, see ICE’s consolidated statements of income and note 13 to its audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(2)	ICE’s transaction fees are presented net of rebates. For a discussion of these rebates, see “ICE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues—Transaction Fees.”
(3)	In April 2005, ICE closed its open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance its competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statement of income for the nine months ended September 30, 2005 and for the year ended December 31, 2005. Floor closure costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, legal costs, asset impairment and other associated costs. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 18 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(4)	In September 2005, ICE settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, ICE made a payment to EBS of $15.0 million, and was released from the legal claims brought against it without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statement of income for the nine months ended September 30, 2005 and for the year ended December 31, 2005. See note 17 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(5)	The financial results for the nine months ended September 30, 2005 and for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of ICE’s open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, net of taxes, ICE’s consolidated net income for the year ended December 31, 2005 would have been $53.1 million. See “ICE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(6)	In connection with ICE’s formation, ICE granted a put option to Continental Power Exchange, Inc., an entity controlled by ICE’s chairman and chief executive officer, Jeffrey C. Sprecher. The put option would have required ICE under certain circumstances to purchase Continental Power Exchange, Inc.’s equity interest in ICE’s business at a purchase price equal to the greater of the fair market value of the equity interest or $5 million. ICE initially recorded the redeemable stock put at the minimum $5 million redemption threshold. ICE adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. Adjustments to the redemption amount were recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, ICE entered into an agreement with Continental Power Exchange, Inc. to terminate the redeemable stock put upon the closing of its initial public offering of common stock in November 2005. ICE increased the redeemable stock put by $61.3 million during the year ended December 31, 2005 to reflect an increase in the estimated fair value of its common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of ICE’s initial public offering of common stock and the termination date of the redeemable stock put. The balance of the redeemable stock put on November 21, 2005 was $78.9 million and was reclassified to additional paid-in capital upon its termination. See note 10 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement. In connection with the termination of the put option, ICE amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which it may be obligated to pay the expenses of registration, including underwriting discounts up to a maximum of $4.5 million.
(7)	ICE redeemed all of its Class B redeemable common stock on November 23, 2004 at a price of $23.58 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, ICE recorded its Class B redeemable common stock at its discounted present value of $60.2 million. ICE recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of its Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.
(8)	The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. ICE’s outstanding stock options have not been included in the computation of diluted loss per share for the year ended December 31, 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, ICE’s diluted loss per share is computed in the same manner as basic loss per share for the year ended December 31, 2005. If the redemption adjustments to the redeemable stock put are excluded from the calculation of earnings per share, the resulting adjusted basic earnings per share would have been $0.76 based on the $40.4 million in consolidated net income for the year ended December 31, 2005 and adjusted diluted earnings per share would have been $0.74. The adjusted diluted earnings per share would have been based on 54.4 million in adjusted diluted weighted average common shares outstanding, which includes 1.2 million stock options and restricted stock having a dilutive effect for the year ended December 31, 2005. The adjusted basic and diluted earnings per share for the year ended December 31, 2005, excluding the redeemable stock put adjustments, the $4.8 million floor closure costs and the $15.0 million settlement expenses, would have been $1.00 and $0.98, respectively. See “ICE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

	As of September 30, 2006	As of December 31,
		2005	2004	2003	2002	2001
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents(1)(2)	$70,182	$20,002	$61,199	$44,913	$33,627	$25,610
Restricted cash and restricted short-term investments(1)(3)	15,664	12,578	18,421	36,797	8,876	8,157
Short-term investments(2)	178,028	111,181	5,700	12,000	4,000	—
Total current assets	311,391	164,015	100,042	105,893	60,841	46,814
Property and equipment, net	22,395	20,348	19,364	25,625	32,843	18,567
Long-term investments(4)	—	2,296	—	—	—	—
Goodwill and other intangible assets, net	81,159	76,054	86,075	81,448	73,950	67,727
Total assets	420,850	265,770	207,518	214,879	170,053	134,957
Total current liabilities	35,316	26,394	34,440	17,917	17,603	30,023
Revolving credit facility—current and long-term(1)(2)	—	—	25,000	—	—	—
Related-party notes payable	—	—	—	—	—	16,201
Obligations under capital leases—current and long-term	—	—	482	2,130	2,656	1,306
Class B redeemable common stock(1)	—	—	—	67,500	65,732	62,076
Redeemable stock put(5)	—	—	17,582	17,582	25,960	15,230
Shareholders’ equity(3)(5)	379,433	232,623	132,149	101,194	50,021	19,540

(1)	The redemption of the Class B redeemable common stock occurred in November 2004 and resulted in an $18.5 million reduction in cash and cash equivalents, a $24.0 million reduction in restricted short-term investments, a $25.0 million increase in current and long-term debt and a corresponding $67.5 million reduction in Class B redeemable common stock.
(2)	ICE received net proceeds from its initial public offering of its common stock in November 2005 of $60.8 million, after deducting the underwriting discount. ICE used a portion of these net proceeds to repay all outstanding borrowings under its $25.0 million revolving credit facility. ICE also invested a portion of its cash in excess of short-term operating needs in investment-grade marketable debt securities and municipal bonds.
(3)	ICE adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” during 2003, which resulted in the consolidation of a variable interest entity and an increase in restricted short-term investments and a corresponding increase in additional paid-in capital of $24.0 million. See note 9 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(4)	Represents available-for-sale investments that ICE intends to hold for more than one year pursuant to its cash investment policy. See note 4 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(5)	In October 2005, ICE entered into an agreement with Continental Power Exchange, Inc. to cancel the redeemable stock put upon the closing of the initial public offering of its common stock in November 2005. See note 10 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001(1)
	(In thousands, except for percentages)
Operating Data:
ICE’s Market Share of Selected Key Products:
Total crude oil futures contracts traded globally(2)	105,483	69,083	91,049	78,477	69,450	67,173	55,926
ICE Brent Crude oil futures contracts traded	32,081	22,287	30,412	25,458	24,013	21,493	18,395
ICE WTI Crude oil futures contracts traded	18,528	—	—	—	—	—	—
ICE’s crude oil futures market share(2)	48.0%	32.3%	33.4%	32.4%	34.6%	32.0%	32.9%

Total cleared OTC Henry Hub natural gas contracts traded on ICE and NYMEX-ClearPort	87,648	37,533	53,166	21,241	6,869	1,170	—
ICE’s cleared OTC Henry Hub natural gas contracts traded	67,890	29,983	42,760	15,887	4,512	792	—
ICE’s market share—cleared OTC Henry Hub natural gas vs. NYMEX-ClearPort(3)	77.5%	79.9%	80.4%	74.8%	65.7%	67.7%	—%

Total cleared OTC PJM financial power contracts traded on ICE and NYMEX-ClearPort	1,907	1,484	1,886	748	149	—	—
ICE’s cleared OTC PJM financial power contracts traded	1,767	965	1,234	513	6	—	—
ICE’s market share—cleared OTC PJM financial power vs. NYMEX-ClearPort(4)	92.7%	65.0%	65.4%	68.7%	4.0%	—%	—%

ICE’s Average Daily Trading Fee Revenues(5):
ICE’s futures business average daily exchange fee revenues	$446	$222	$226	$179	$158	$125	$92

ICE’s bilateral OTC business average daily commission fee revenues	101	81	79	80	112	330	194
ICE’s cleared OTC business average daily commission fee revenues	447	224	233	94	24	5	—

ICE’s OTC business average daily commission fee revenues	548	305	312	174	136	335	194

ICE’s total average daily exchange fee and commission fee revenues	$994	$527	$538	$353	$294	$460	$286

ICE’s Trading Volume(6):
Futures volume	64,525	30,524	42,055	35,541	33,341	30,441	26,423
Futures average daily volume	336	162	166	140	132	121	104
OTC volume	92,343	44,431	61,999	30,961	24,260	43,982	24,875
OTC average daily volume	494	235	247	123	97	175	99

(1)	Information for 2001 for ICE’s futures business reflects trading activity for the entire year, including trading activity that occurred prior to ICE’s acquisition in June 2001 of ICE Futures (formerly known as the International Petroleum Exchange).
(2)	Total crude oil futures contracts traded globally and ICE’s resulting crude oil futures market share is calculated based on the number of ICE Brent Crude futures contracts traded and ICE WTI Crude futures contracts traded as compared to the total number of ICE Brent Crude futures contracts, ICE WTI Crude futures contracts traded and NYMEX Light Sweet Crude and London Brent Crude futures contracts traded.
(3)	ICE’s cleared OTC Henry Hub market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared Henry Hub natural gas contracts traded as a percentage of the total ICE cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.
(4)	ICE’s cleared OTC PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared PJM financial power contracts traded as a percentage of the total ICE cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power trading hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and ICE’s PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM financial power contracts traded is derived from the Futures Industry Association.
(5)	Represents the total commission fee and exchange fee revenues for the period divided by the number of trading days during the period.
(6)	Volume is calculated based on the number of contracts traded in ICE’s markets, which is the number of round turn trades. Each round turn trade represents a matched buy and sell order of one contract. Average daily volume represents the total volume, in contracts, for the period divided by the number of trading days during that period.

ICE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. ICE’s actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus/proxy statement. The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in “Selected Consolidated Financial Data of ICE” and ICE’s consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement.

Overview

ICE operates the leading electronic global futures and over-the-counter, or OTC, marketplace for trade execution in a broad array of energy products. Currently, ICE is the only marketplace to offer an integrated electronic platform for trading energy products in both futures and OTC markets. Through ICE’s widely-distributed electronic trading platform, its marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. ICE operates its business in, and reports its financial results based on, three distinct markets: futures markets, OTC markets and market data markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter, or off-exchange, derivative contracts, including contracts that provide for the physical delivery of an underlying commodity or for financial settlement based on the price of an underlying commodity. Through ICE’s market data segment, it offers a variety of market data services and products for both futures and OTC market participants and observers. During the nine months ended September 30, 2006, 64.5 million contracts were traded in ICE’s futures markets and 92.3 million contracts were traded in its OTC markets, up 111.4% from 30.5 million futures contracts traded during the nine months ended September 30, 2005 and up 107.8% from 44.4 million OTC contracts traded during the nine months ended September 30, 2005. During the year ended December 31, 2005, 42.1 million contracts were traded in ICE’s futures markets and 62.0 million contracts were traded in its OTC markets, up 18.3% from 35.5 million futures contracts traded during the year ended December 31, 2004 and up 100.2% from 31.0 million OTC contracts traded during the year ended December 31, 2004.

ICE’s futures business segment consists primarily of trade execution in futures contracts and options on futures contracts, which it conducts through its subsidiary, ICE Futures. Historically, ICE offered futures trading both on its electronic platform and on its open-outcry trading floor. ICE closed its open-outcry trading floor in London on April 7, 2005 and all of its futures trading is now conducted exclusively in its electronic markets. This decision allowed ICE to maintain and enhance its competitive position in its futures markets, and to take advantage of the increasing demand for electronically traded markets. ICE’s OTC business segment consists of trade execution in OTC energy contracts conducted exclusively on its electronic platform and the provision of trading-related services, including OTC electronic trade confirmation and OTC risk management functionality. ICE’s market data business segment, which it conducts through its subsidiary, ICE Data, consists of the distribution of electronically generated, verifiable energy market data primarily derived from actual trades executed in its marketplace.

On a consolidated basis, ICE generated $218.5 million in revenues for the nine months ended September 30, 2006, a 90.7% increase compared to $114.6 million for the nine months ended September 30, 2005. On a consolidated basis, ICE generated $94.3 million in net income for the nine months ended September 30, 2006, a 269.0% increase compared to $25.6 million for the nine months ended September 30, 2005. On a consolidated basis, ICE generated $155.9 million in revenues for the year ended December 31, 2005, a 43.8% increase compared to $108.4 million for the year ended December 31, 2004. On a consolidated basis, ICE generated $40.4 million in net income for the year ended December 31, 2005, a 84.1% increase compared to $21.9 million for the year ended December 31, 2004. The financial results for the nine months ended September 30, 2005 and for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of ICE’s open-outcry trading floor in London and a $15.0 million settlement expense related to the payment to EBS to settle litigation.

ICE’s Business Environment

Trading activity in global derivatives markets has risen in the past decade as the number of available trading products and venues has increased. This, in turn, has enabled a growing number and range of market participants to access these markets. As energy markets began to deregulate in the early 1990’s, new derivative products were developed to satisfy the increasing demand for energy risk management tools and investment strategies. The range of derivative energy products has expanded to include instruments such as futures, forwards, swaps, differentials, spreads and options. Volume growth in both ICE’s futures markets and its OTC markets has been driven by steadily increasing demand for these contracts and ICE’s ability to provide liquidity in the markets for these products.

ICE’s business is primarily transaction-based, and its revenues and profitability relate directly to the level of trading activity in its markets. Trading volumes are driven by a number of factors, including the degree of volatility in commodities prices. Price volatility increases the need to hedge contractual price risk and creates opportunities for arbitrage or speculative trading. Changes in ICE’s futures trading volumes and OTC average daily commissions have also been driven by varying levels of liquidity both in its markets and in the broader markets for energy commodities trading, which influence trading volumes across all of the markets ICE operates. For example, the use of clearing in the OTC markets has served to increase participation in the OTC markets by both traditional and non-traditional participants. This in turn has increased liquidity in formerly illiquid contracts and resulted in increased trading activity, particularly in North American natural gas and power markets. ICE’s trading volumes in its futures business segment were also favorably impacted by its transition to electronic trading in April 2005 when the distribution of its futures markets was significantly expanded through increased use of screen-based trading. Finally, the addition of new products in ICE’s markets has served to increase trading volumes.

Commodity futures markets are highly regulated and offer trading of standardized contracts. The futures markets are more structured and mature than the institutional markets for OTC energy trading. In ICE’s futures business segment, rising demand for, among other things, increased price discovery and risk management tools in the energy sector has driven annual record trading volumes for eight consecutive years at ICE Futures and its predecessor company.

Unlike the futures markets, the OTC markets generally involve limited regulation because of their reliance on futures prices or indices as reference prices. They offer customization of contract terms by counterparties and hundreds of products are traded in the OTC markets as compared with the limited number of futures markets. While the OTC markets have matured considerably in recent years, contracts traded in the OTC markets are generally less standardized than the futures markets. These markets traditionally were characterized by less transparency and fragmentation of liquidity. However, ICE has introduced a number of structural changes to its OTC markets to increase both transparency and liquidity, including the availability of electronic trading, the introduction of cleared OTC contracts and the use of transaction-based indices.

ICE introduced the industry’s first cleared OTC energy contracts in North America in March 2002 in the natural gas market. The use of OTC clearing serves to reduce the credit risk associated with bilateral OTC trading by interposing an independent clearinghouse as a counterparty to trades in these contracts. The use of a central clearinghouse rather than the reliance on bilateral trading agreements resulted in more participants becoming active in the OTC markets. Clearing through a central clearinghouse typically offers market participants the ability to reduce the amount of capital required to trade as well as the ability to cross-margin positions in various commodities. Cross-margining means that a participant is able to have offsetting positions taken into account in determining its margin requirements, which could reduce the amount of margin the participant must deposit with the futures commission merchant through which it clears. As a result of the introduction of OTC clearing, the addition of new participants and an improved credit environment in the markets for energy commodities trading, ICE’s OTC markets have experienced steady growth, increase price transparency and increased institutionalization.

ICE believes that the move toward electronic trade execution, together with the improved accessibility for new market participants and the increased adoption of energy commodities as a tradable, investable asset class, will support continued secular growth in the global energy markets. As participation continues to increase and as participants continue to employ more sophisticated financial instruments and risk management strategies to manage their energy price exposure, ICE believes there remains considerable opportunity for further growth in energy derivatives trading on a global basis.

Variability in Quarterly Comparisons

In addition to general conditions in the financial markets and in the energy markets in particular, energy trading has historically been subject to variability in trading volumes due primarily to five key factors. These factors include:

•	Geopolitical Events: Geopolitical events tend to impact global oil prices and may impact global oil supply. Because crude oil prices often move in conjunction with changes in the perception of geopolitical risk, these events in the past have impacted trading activities in ICE’s markets due to the increased need for risk management in times of uncertainty.

•	Weather: Weather events have been an important factor in energy price volatility and the supply and demand of energy commodities and, therefore, the trading activities of market participants. Unexpected or extreme weather conditions, such as low temperatures or hurricanes, and other events that cause demand increases, supply disruptions or unexpected volatility tend to result in business disruptions and expanded hedging and trading activity in ICE’s markets.

•	Real and Perceived Supply and Demand Imbalances: Government agencies, such as the Energy Information Administration, regularly track energy supply data. Reporting on supply or production may impact trading volumes due to real or perceived supply and demand imbalances.

•	Number of Trading days: The variability in the number of business days in each quarter affects ICE’s revenues, and will affect quarter-to-quarter revenue comparisons, since trading generally only takes place on business days.

•	Seasonality: Participants engaged in oil, natural gas and power businesses tend to experience moderate seasonal fluctuations in demand, although such seasonal impacts have been negated in periods of high volume trading.

These and other factors could cause ICE’s revenues to fluctuate from quarter to quarter. These fluctuations may affect the reliability of quarter to quarter comparisons of its revenues and operating results when, for example, these comparisons are between quarters in different seasons. Inter-seasonal comparisons will not necessarily be indicative of ICE’s results for future periods.

Products

ICE offers products and services to serve the front-, middle- and back-offices of its participants and are well positioned in the energy trading market and risk management operations. For traders, it offers a range of commodity contracts in both its futures and OTC marketplace on a common electronic platform. It offers an electronic trade confirmation system for back-office professionals as well as a range of market data services.

In ICE’s futures markets, it offers trading in the ICE Brent Crude and ICE West Texas Intermediate, or WTI, Crude futures contracts. Brent crude is a light, sweet grade of crude oil that serves as the price benchmark to approximately two-thirds of the world’s traded oil products. WTI crude is also a light sweet crude that serves as a global crude oil benchmark. ICE introduced its WTI contracts in February 2006. ICE continually develops and launches new products designed to meet market demand and the needs of its participants. The addition of WTI Crude futures to its suite of energy futures and options brings the world’s two most significant crude oil benchmarks together on ICE’s trading platform. Also through its futures segment, ICE lists the leading heating oil contract by traded volume, known as ICE Gas Oil futures. In April 2006, ICE introduced two new cash-settled futures contracts, the ICE New York Harbor Unleaded Gasoline Blendstock (RBOB) futures contract and the ICE New York Harbor Heating Oil futures contract.

In ICE’s OTC markets, it offers trading in hundreds of natural gas, power and refined oil products on a bilateral basis. At the end of the third quarter of 2006, ICE also offered over 65 cleared OTC contracts, which account for the majority of its commission revenue. ICE currently offers over 80 cleared OTC contracts, which includes the launch of over 50 additional cleared contracts during 2006. ICE plans to continue to launch additional new OTC contracts in response to customer needs.

On April 6, 2006, the New York Mercantile Exchange, Inc., or NYMEX, and the Chicago Mercantile Exchange Inc., or CME, entered into a definitive technology services agreement. Pursuant to the agreement, NYMEX will list certain energy futures and options contracts on the CME Globex electronic trading platform. The agreement between NYMEX and CME may enhance NYMEX’s ability to compete with the energy contracts traded on ICE’s electronic platform. NYMEX has begun to trade products electronically on a side-by-side basis with its open-outcry markets, and the volume of NYMEX energy futures contracts traded on the CME Globex electronic trading platform has surpassed the volume of NYMEX energy futures contracts traded on its open-outcry market. In addition, this agreement may impact ICE’s ability to continue to increase its market share. However, ICE believes it is well positioned to compete with NYMEX on a number of fronts. Responding to customer demand, ICE introduced its successful ICE WTI Crude futures contract in February 2006, achieving record open interest and trading volumes on a weekly basis. More importantly, ICE enjoys liquidity in a diverse range of energy contracts across both futures and over-the-counter markets that it believes is not offered by other markets.

Technology

ICE’s innovative Internet-accessible trading platform was designed for energy trading and risk management. Deployed on the desktops of thousands of energy market participants around the world, its electronic platform is an integral tool for energy market participants. In addition to ICE’s own front-end, participants may select from 12 independent software vendors that are linked to its trading platform. There is also a rapidly growing base of proprietary front-end development around ICE’s electronic platform to connect various dealer and prime brokerage systems as well as algorithmic trading systems. Most of ICE’s largest customers’ back-offices are connected to its platform for back-office purposes to realize the efficiencies of straight-through processing for both futures and OTC trades. From a connectivity perspective, customers can access ICE’s redundant data centers in the U.S. and U.K. using the Internet or any one of several private line alternatives, including routing through ICE’s telecommunications hubs in London, Chicago, Singapore, and New York. ICE operates redundant data centers in North America and Europe.

ICE is continuously enhancing its technology to improve its speed and reliability. Since ICE’s futures business moved to the screen last April, ICE has experienced a ten-fold increase in message volume. In order to sustain the scalability of its platform, ICE has completed a number of hardware and software upgrades that have allowed it to reduce round-trip time and increase throughput. From a reliability standpoint, it also made system improvements to minimize downtime, particularly as it repeatedly expanded its platform hours to cover 23 hours per day.

ICE believes that its electronic platform offers the most comprehensive set of energy markets and functionality available in the industry today. The platform provides a rich set of features for trading futures and options on futures, as well as OTC swaps and physical spot and forwards on one screen. OTC trades can be executed and settled bilaterally between counterparties or cleared anonymously. Implied spreading in both futures and OTC markets improves execution, while spreadsheet capabilities embedded into the WebICE front-end allow traders to easily build and deploy simple market-making algorithms.

ICE believes its continued focus on increasing the distribution, performance, and functionality of its platform will enable it to maintain and enhance its technological edge in the energy marketplace.

Segment Reporting

For financial reporting purposes, ICE’s business is divided into three segments: its futures business segment, its OTC business segment and its market data business segment. For a discussion of these segments and related financial disclosure, refer to note 19 to ICE’s audited consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement.

ICE’s Futures Business Segment

The following table presents, for the periods indicated, selected statement of income data in dollars and as a percentage of revenues for ICE’s futures business segment:

	Nine Months Ended September 30,				Year Ended December 31,
	2006	%	2005	%	2005	%	2004	%	2003	%
	(In thousands, except for percentages)
Revenues(1):
Transaction fees, net(2):
ICE Brent Crude futures	$46,122	50.6%	$30,619	64.5%	$41,334	63.4%	$32,176	60.7%	$28,497	62.0%
Other futures products and options	39,597	43.4	11,352	23.9	15,856	24.3	13,324	25.2	11,463	24.9
Intersegment fees	3,916	4.3	3,335	7.0	5,108	7.8	3,679	7.0	3,198	6.9
Market data fees	37	—	257	0.6	389	0.6	341	0.6	183	0.4
Other	1,531	1.7	1,894	4.0	2,503	3.9	3,460	6.5	2,659	5.8

Total revenues	91,203	100.0	47,457	100.0	65,190	100.0	52,980	100.0	46,000	100.0

Operating expenses:
Selling, general and administrative expenses(3)	18,795	20.6	17,446	36.8	22,865	35.1	23,823	45.0	22,600	49.1
Intersegment expenses(4)	15,883	17.4	7,329	15.4	10,289	15.8	7,532	14.1	4,737	10.3
Floor closure costs(5)	—	—	4,814	10.1	4,814	7.3	—	—	—	—
Depreciation and amortization	1,512	1.7	1,886	4.0	2,464	3.8	2,415	4.6	2,117	4.6

Total operating expenses	36,190	39.7	31,475	66.3	40,432	62.0	33,770	63.7	29,454	64.0

Operating income	55,013	60.3	15,982	33.7	24,758	38.0	19,210	36.3	16,546	36.0
Other income, net	1,037	1.1	2,053	4.3	2,686	4.1	1,925	3.6	1,135	2.5
Income tax expense	19,618	21.5	6,312	13.3	9,606	14.7	7,397	14.0	5,616	12.3

Net income(5)	$36,432	39.9%	$11,723	24.7%	$17,838	27.4%	$13,738	25.9%	$12,065	26.2%

(1)	ICE generates revenues from related parties in the ordinary course of its business. Revenues attributable to related parties were $12.4 million and $8.0 million for the nine months ended September 30, 2006 and 2005, respectively, and $11.4 million, $6.7 million and $5.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. For a discussion of its related parties, see note 13 to ICE’s audited consolidated financial statements, which are included elsewhere in this prospectus/proxy statement.
(2)	ICE’s transaction fees are presented net of rebates. For a discussion of these rebates, see “—Sources of Revenues—Transactions Fees.”
(3)	Includes compensation and benefits expenses and professional services expenses.
(4)	Intersegment expenses represent fees paid by ICE’s futures business segment for support provided by the OTC business segment to operate the electronic trading platform used in its futures business.
(5)	The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of the open-outcry trading floor in London. Excluding these floor closure charges, net of taxes, ICE’s futures business net income for the year ended December 31, 2005 would have been $21.0 million. See “—Non-GAAP Financial Measures.”

During the period following the closure of ICE’s open-outcry trading floor, aggregate trading volumes in its futures markets have increased substantially as compared to the comparable periods in the prior year. The trading volumes initially declined in April 2005 due in part to the displacement of floor-based traders following the floor closure on April 7, 2005. Many of these traders later began trading electronically along with new participants on ICE’s platform. Aggregate futures trading volumes were 64.5 million contracts for the nine months ended September 30, 2006, a 111.4% increase compared to 30.5 million contracts for the nine months ended September 30, 2005.

ICE achieved cost savings of approximately $1.2 million in 2005 and expects to achieve cost savings ranging from approximately $3.8 million to $4.4 million annually in 2006 and 2007 in connection with its decision to close its open-outcry trading floor. These cost savings primarily relate to reduced compensation and benefits expenses, rent and occupancy expenses and selling, general and administrative expenses. However, in 2005, any cost savings were offset by a charge of $4.8 million that ICE recorded in the quarter ended June 30, 2005 in connection with expenses it incurred as part of the closure of its open-outcry trading floor and full migration of futures trading to its electronic platform. These expenses primarily include lease termination costs, employee termination costs and property and equipment disposals relating to ICE’s open-outcry trading floor. Furthermore, because ICE’s electronic platform can accommodate substantially greater trading volumes, and the cost of operating ICE’s platform is largely fixed, it expects to benefit from increased operating leverage in its futures business.

The ICE Brent Crude futures contract is a benchmark contract relied upon by a broad range of market participants, including certain large oil producing nations, to price their crude oil. During the nine months ended September 30, 2006, the average daily quantity of Brent crude oil traded in ICE’s markets was 167 million barrels, with an average notional daily value of over $11.5 billion. ICE believes that market participants are increasingly relying on this contract for their risk management activities, as evidenced by steady increases in traded volumes over the past several years.

In ICE’s futures business segment, it earns fees from both counterparties to each futures contract or option on futures contract that is traded. In its futures business, ICE refers to these fees as exchange fees. ICE derived exchange fees of $85.7 million and $42.0 million for the nine months ended September 30, 2006 and 2005, respectively, representing 39.2% and 36.6%, respectively, of its consolidated revenues, and $57.2 million, $45.5 million and $40.0 million for the years ended December 31, 2005, 2004 and 2003, respectively, representing 36.7%, 42.0% and 42.6%, respectively, of its consolidated revenues. A contract is a standardized quantity of the physical commodity underlying each futures contract.

The following table presents the underlying commodity size per futures and options contract traded in ICE’s futures markets as well as the relevant standard of measure for each contract:

Futures Contract	Size	Measure
ICE Brent Crude	1,000	Barrels
ICE WTI Crude	1,000	Barrels
ICE Gas Oil	1,000	Metric Tonnes
ICE Heating Oil	42,000	Gallons
ICE Natural Gas	1,000	Therms per day
ICE Electricity	1	Megawatt Hours
ICE Unleaded Gasoline Blendstock (RBOB)	42,000	Gallons

Options Contract	Size	Measure
ICE Brent Crude options	1	ICE Brent Crude futures contracts
ICE Gas Oil options	1	ICE Gas Oil futures contracts

The following table presents, for the periods indicated, trading activity in ICE’s futures markets for commodity type based on the total number of contracts traded:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)
Number of futures contracts traded:
ICE Brent Crude futures	32,080	22,287	30,412	25,458	24,013
ICE Gas Oil futures	12,961	7,772	10,972	9,356	8,430
ICE WTI Crude futures(1)	18,528	—	—	—	—
Other(2)	956	465	671	727	898

Total	64,525	30,524	42,055	35,541	33,341

(1)	A fee waiver applied to trade execution for ICE WTI Crude futures contracts from the launch date of February 3, 2006 through March 31, 2006.
(2)	Consists primarily of ICE Natural Gas futures, ICE Electricity futures, ICE Brent Crude options, ICE Heating Oil futures, ICE Unleaded Gasoline Blendstock (RBOB) futures, ICE Gas Oil options and ICE ECX CFI futures contracts. The ICE ECX CFI Futures contract is the result of a cooperative relationship between ICE Futures and the Chicago Climate Exchange, Inc. and its subsidiary, the European Climate Exchange. ICE Futures shares in the revenue derived from the ICE ECX CFI futures contract.

The following chart presents the futures exchange fee revenues by contract traded in ICE’s markets for the periods presented:

Futures Transaction Fee Revenues by Commodity

(1)	Presented net of $2.3 million of exchange fee rebates. For a discussion of these rebates, see “—Sources of Revenues—Transaction Fees.”
(2)	A fee waiver applied to trade execution for the ICE WTI Crude futures contracts from the launch date of February 3, 2006 through March 31, 2006.

The following table presents ICE’s average daily open interest for its futures contracts. Open interest is the number of contracts (long or short) that a member holds either for its own account or on behalf of its clients. Open interest refers to the total number of contracts that are currently open—in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment. The level of open interest in a contract is often considered a measure of an exchange’s liquidity in that contract. In general, the higher the level of open interest, the greater the extent it is being used as a hedging and risk management tool. Open interest is also a measure of the health of a market both in terms of the number of contracts which members and their clients continue to hold in the particular contract and by the number of contracts held for each contract month listed by ICE’s exchange.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)
Open Interest—Futures (in contracts):
ICE Brent Crude futures	443	345	351	336	299
ICE Gas Oil futures	238	197	200	164	148
ICE WTI Crude futures	206	—	—	—	—
Other(1)	80	39	42	35	43

Total	967	581	593	535	490

(1)	Consists primarily of ICE Natural Gas futures, ICE Electricity futures, ICE Brent Crude options, ICE Gas Oil options, ICE Heating Oil futures, ICE Unleaded Gasoline Blendstock (RBOB) futures and ICE ECX CFI futures contracts.

ICE charges exchange fees to ICE Futures’ 45 clearing members for contracts traded for their own account and for contracts traded on behalf of their customers or local traders. As ICE Futures’ operations are currently centered in London, ICE considers all revenues derived from exchange fees to be generated in the U.K.

Historically, the revenues and expenses generated in ICE’s futures business have been denominated in pounds sterling, which was the functional currency of ICE Futures and related U.K. subsidiaries through June 2006. ICE translated these revenues and expenses into U.S. dollars using the average exchange rates for the reporting period. Effective as of July 1, 2006, the functional currency of the majority of ICE’s U.K. subsidiaries became the U.S. dollar. The functional currency switched based on various economic factors and circumstances, including the fact that during the second quarter of 2006, ICE Futures began to charge and collect exchange fees in U.S. dollars rather than pounds sterling in its key futures contracts, including crude oil and heating oil futures contracts. ICE will no longer recognize any translation adjustments in the consolidated financial statements subsequent to June 30, 2006 for those U.K subsidiaries that will switch their functional currency to the U.S. dollar. However, gains and losses from foreign currency transactions will continue to be included in other income (expense) in its consolidated statements of income. ICE may experience substantial gains or losses from foreign currency transactions in the future given there are still net assets and expenses of its U.K. subsidiaries’ financial statements that are denominated in pounds sterling.

ICE’s OTC Business Segment

The following table presents, for the periods indicated, selected statement of income (loss) data in dollars and as a percentage of revenues for ICE’s OTC business segment:

	Nine Months Ended September 30,				Year Ended December 31,
	2006	%	2005	%	2005	%	2004	%	2003	%
	(In thousands, except for percentages)
Revenues(1):
Transaction fees, net(2):
North American natural gas	$81,647	60.4%	$43,345	61.7%	$59,911	62.9%	$29,046	49.6%	$16,814	34.3%
North American power	19,332	14.3	12,710	18.1	16,444	17.3	9,462	16.2	5,739	11.7
Other commodities markets	1,565	1.2	1,564	2.2	1,851	1.9	5,042	8.6	11,665	23.7
Electronic trade confirmation	2,566	1.9	1,190	1.7	1,580	1.7	789	1.3	165	0.3
Order flow agreements shortfall payments	—	—	—	—	—	—	1,067	1.8	7,091	14.4
Intersegment fees	16,909	12.5	8,239	11.7	11,034	11.6	9,160	15.6	5,923	12.1
Market data fees	11,447	8.5	1,930	2.8	2,649	2.8	2,258	3.9	1,699	3.5
Other	1,585	1.2	1,257	1.8	1,744	1.8	1,758	3.0	29	—

Total revenues	135,051	100.0	70,235	100.0	95,213	100.0	58,582	100.0	49,125	100.0

Operating expenses:
Selling, general and administrative expenses(3)	48,122	35.6	29,908	42.6	40,808	42.9	34,219	58.4	32,017	65.1
Intersegment expenses	7,892	5.8	1,426	2.0	1,352	1.4	1,923	3.3	1,406	2.9
Settlement expense(4)	—	—	15,000	21.3	15,000	15.8	—	—	—	—
Depreciation and amortization	8,302	6.2	9,536	13.6	12,609	13.2	14,599	24.9	17,219	35.1

Total operating expenses	64,316	47.6	55,870	79.5	69,769	73.3	50,741	86.6	50,642	103.1

Operating income (loss)	70,735	52.4	14,365	20.5	25,444	26.7	7,841	13.4	(1,517)	(3.1)
Other income (expense), net	3,712	2.7	395	0.5	589	0.6	(588)	(1.0)	(180)	(0.4)
Income tax expense	26,123	19.3	4,431	6.3	7,698	8.0	2,509	4.3	307	0.6

Net income (loss)(4)	$48,324	35.8%	$10,329	14.7%	$18,335	19.3%	$4,744	8.1%	$(2,004)	(4.1)%

(1)	ICE generates revenues from related parties in the ordinary course of its business. Revenues attributable to related parties were $2.9 million and $4.5 million for the nine months ended September 30, 2006 and 2005, respectively, and $6.0 million, $6.3 million and $6.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. For a discussion of ICE’s related parties, see note 13 to ICE’s audited consolidated financial statements, which are included elsewhere in this prospectus/proxy statement.
(2)	ICE’s transaction fees are presented net of rebates. For a discussion of these rebates, see “—Sources of Revenues—Transaction Fees.”
(3)	Includes compensation and benefits expenses and professional services expenses.
(4)	The financial results for the year ended December 31, 2005 include a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding this charge, net of taxes, ICE’s OTC business net income for the year ended December 31, 2005 would have been $27.9 million. See “—Non-GAAP Financial Measures.”

Revenues in ICE’s OTC business segment are generated primarily through commission fees earned from trades executed in its markets. ICE also receives fees from the provision of electronic trade confirmation services, which primarily relates to bilateral or off-exchange trades. While ICE charges a monthly data access fee for access to its electronic platform, it derives a substantial portion of its OTC revenues from commission fees paid by participants for each trade that they execute. Commission fees are payable by each counterparty to a trade. ICE does not risk its own capital by engaging in any trading activities or by extending credit to market participants. ICE derived commission fees for OTC trades executed on its electronic platform of $102.5 million and $57.6 million for the nine months ended September 30, 2006 and 2005, respectively, or 46.9% and 50.3%, respectively, of its consolidated revenues, and $78.2 million, $43.5 million and $34.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, or 50.2%, 40.2% and 36.5%, respectively, of its consolidated revenues. ICE’s OTC commission rates vary by product and are based on the volume of the commodity underlying the contract that is traded.

In addition to ICE’s commission fees, a participant that chooses to clear a trade must pay a fee to LCH.Clearnet and another fee for the services of the relevant member clearing firm, or futures commission merchant. Consistent with ICE’s futures business, it derives no direct revenues from the clearing process and participants pay the clearing fees directly to LCH.Clearnet and the futures commission merchants. However, ICE believes that the introduction of cleared OTC contracts has attracted new participants to its platform, which has led to increased liquidity in its markets. ICE believes that the increase in liquidity has led to increased trading volumes in the OTC markets for North American natural gas and power. Transaction or commission fees derived from ICE’s cleared OTC contracts represent an increasing percentage of its total OTC revenues. For the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, these cleared transaction fees represented 70.9%, 69.3%, 47.6% and 13.9% of ICE’s total OTC revenues, respectively, net of intersegment fees. ICE intends to continue to support the introduction of these products in response to the requirements of its participants.

The following tables present, for the periods indicated, the total volume of the underlying commodity and number of contracts traded in ICE’s OTC markets, measured in the units indicated in the footnotes:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In millions)
Total Volume—OTC:
North American natural gas(1)	213,536	98,601	138,809	63,935	34,257
North American power(2)	2,842	1,630	2,140	1,153	575
Global oil(3)	468	646	981	926	1,667

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)
Number of OTC contracts traded(4):
North American natural gas (contract size 2,500 MMBtu)	85,425	39,441	55,524	25,574	13,703
North American power	4,286	2,380	3,145	1,683	838
Global oil	2,632	2,601	3,320	3,580	6,636
Other(5)	—	9	10	124	3,083

Total	92,343	44,431	61,999	30,961	24,260

(1)	Measured in million British thermal units, or MMBtu.
(2)	Measured in megawatt hours.
(3)	Measured in equivalent barrels of oil.
(4)	These OTC market volumes are converted into contracts based on the conversion ratios in the table below.
(5)	Consists of the North American weather, North American coal, European power, European gas and global precious metals commodities markets.

The following table presents the underlying commodity size for selected OTC contracts traded in ICE’s OTC markets as well as the relevant standard of measure for such contracts:

OTC Contract	Size	Measure
Financial gas	2,500	MMBtu
Physical gas	2,500	MMBtu
European gas	25,000	Therms per day
East power	800	Megawatt Hours per day
West power	400	Megawatt Hours per day
Crude oil	1,000	Barrels
Refined oil	100	Barrels
Precious metals	1,000	Ounces

The following chart presents the OTC commission fee revenues by commodity traded in ICE’s markets for the periods presented:

OTC Transaction Fee Revenues by Commodity

The following table presents ICE’s average weekly open interest for its cleared OTC contracts:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)
Open Interest—Cleared OTC (in contracts):
North American gas	2,465	943	998	533	131
North American power	473	249	266	71	—
Global oil	20	40	40	28	3

Total	2,958	1,232	1,304	632	134

ICE’s Market Data Business Segment

The following table presents, for the periods indicated, selected statement of income data in dollars and as a percentage of revenues for ICE’s market data business segment:

	Nine Months Ended September 30,				Year Ended December 31,
	2006	%	2005	%	2005	%	2004	%	2003	%
	(In thousands, except for percentages)
Revenues(1):
Market data fees	$13,105	62.6%	$8,485	86.3%	$11,604	86.2%	$9,691	86.2%	$7,742	84.4%
Intersegment fees	7,819	37.4	1,351	13.7	1,864	13.8	1,546	13.8	1,429	15.6

Total revenues	20,924	100.0	9,836	100.0	13,468	100.0	11,237	100.0	9,171	100.0

Operating expenses:
Selling, general and administrative expenses(2)	1,343	6.4	709	7.2	1,090	8.0	954	8.5	870	9.5
Intersegment expenses	4,869	23.3	4,171	42.4	6,365	47.3	4,930	43.9	4,407	48.0
Depreciation and amortization	10	—	6	0.1	10	0.1	10	0.1	5	0.1

Total operating expenses	6,222	29.7	4,886	49.7	7,465	55.4	5,894	52.5	5,282	57.6

Operating income	14,702	70.3	4,950	50.3	6,003	44.6	5,343	47.5	3,889	42.4
Other income (expense), net	(56)	(0.3)	431	4.4	515	3.8	(9)	(0.1)	(7)	(0.1)
Income tax expense	5,126	24.5	1,883	19.1	2,281	16.9	1,867	16.5	566	6.1

Net income	$9,520	45.5%	$3,498	35.6%	$4,237	31.5%	$3,467	30.9%	$3,316	36.2%

(1)	ICE generates revenues from related parties in the ordinary course of its business. Revenues attributable to related parties were $157,000 and $170,000 for the nine months ended September 30, 2006 and 2005, respectively, and $198,000 and $178,000 for the years ended December 31, 2005 and 2004, respectively. For a discussion of ICE’s related parties, see note 13 to ICE’s audited consolidated financial statements, which are included elsewhere in this prospectus/proxy statement.
(2)	Includes compensation and benefits expenses and professional services expenses.

ICE earns terminal and license fee revenues that it receives from data vendors through the distribution of real-time and historical futures prices and other futures market data derived from trading in ICE’s futures markets. ICE also earns subscription fee revenues from OTC daily indices, view only access to the OTC markets, data access fees to both the OTC and futures markets and OTC and futures end of day reports. In addition, ICE manages the market price validation curves whereby participant companies subscribe to receive consensus market valuations for their commodity positions.

Intersegment Fees

ICE’s OTC business segment provides and supports the platform for electronic trading and market data in its futures and market data business segments. Intersegment fees include charges for developing, operating, managing and supporting the platform for electronic trading in ICE’s futures and market data businesses. ICE’s futures business segment provides access to futures trading volumes to its market data business segment. ICE determines the intercompany or intersegment fees to be paid by the business segments based on transfer pricing standards and independent documentation. These intersegment fees have no impact on ICE’s consolidated operating results. ICE expects the structure of these intersegment fees to remain unchanged and expect that they will continue to have no impact on its consolidated operating results.

Sources of Revenues

ICE’s revenues are comprised of transaction fees, market data fees and other revenues.

Transaction Fees

Transaction fees, including both futures exchange fees and OTC commission fees, have accounted for, and are expected to continue to account for, a substantial portion of ICE’s revenues. Transaction fees consist of:

•	exchange fees earned on futures transactions;

•	commission fees earned on OTC transactions;

•	electronic confirmation fees; and

•	shortfall payments made under ICE’s order flow agreements, which applied through the end of 2004.

Consolidated transaction fees were $190.8 million and $100.8 million for the nine months ended September 30, 2006 and 2005, respectively, and accounted for 87.3% and 87.9% of ICE’s consolidated revenues for the nine months ended September 30, 2006 and 2005, respectively. Consolidated transaction fees were $137.0 million, $90.9 million and $81.4 million for the years ended December 31, 2005, 2004 and 2003, respectively, and accounted for 87.9%, 83.9% and 86.9% of its consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Transaction fees, net of intersegment fees, accounted for 98.2% and 95.1% of revenues generated by ICE’s futures business segment for the nine months ended September 30, 2006 and 2005, respectively, and accounted for 89.0% and 94.9% of revenues generated by its OTC business segment for the nine months ended September 30, 2006 and 2005, respectively. Transaction fees, net of intersegment fees, accounted for 95.2%, 92.3% and 93.4% of revenues generated by ICE’s futures business segment for the years ended December 31, 2005, 2004 and 2003, respectively, and accounted for 94.8%, 91.9% and 96.0% of revenues generated by its OTC business segment for the years ended December 31, 2005, 2004 and 2003, respectively. Transaction fees are recognized as revenues as services are provided.

In ICE’s futures business segment, it charges exchange fees to both the buyer and the seller in each transaction. In this segment, its exchange fees are calculated and collected by LCH.Clearnet on its behalf. Exchange fees are based on the number of contracts traded during each month multiplied by the commission rate. A change to either ICE’s commission rate or to the volume of contracts executed directly affects the revenues of ICE’s futures business.

ICE accepts Exchange of Futures for Physical, or EFP, and Exchange of Futures for Swaps, or EFS, transactions from members and their customers. EFP and EFS are trades that occur off exchange and are then reported for registration and clearing onto ICE’s futures markets. ICE has also implemented block trading facilities for members and their customers through which members may bilaterally arrange large volume trades and/or certain complex strategies and then submit these transactions for registration as exchange trades. For these transactions, ICE charges both the clearing firms of the buyer and seller a premium to the commission rate for trades executed directly on its platform.

Transaction fees in ICE’s futures business segment are presented net of rebates. ICE has historically granted trade rebates to local floor members to generate market liquidity. Under this arrangement, ICE rebated a percentage of the exchange fee for contracts bought and sold on its open-outcry trading floor on the same day for the same price. In addition, in November 2004, it implemented a two month fee rebate program when it transitioned the morning ICE Brent Crude futures session exclusively to its electronic platform. Under this program, ICE rebated to each member all exchange fees paid to execute trades in ICE Brent Crude futures contracts on its electronic platform during the morning session, as well as exchange fees paid to execute these contracts by certain local floor members trading on its open-outcry trading floor during its afternoon trading session. This program terminated on December 31, 2004. Trade rebates to local floor members amounted to $137,000, $625,000 and $687,000 for the years ended December 31, 2005, 2004 and 2003, respectively. In connection with the closure of ICE’s open-outcry trading floor on April 7, 2005, ICE discontinued the trade rebate to local floor members. The rebate fees under the 2004 rebate program amounted to $2.3 million in the aggregate for the months of November and December 2004. From time to time ICE may enter into market-maker agreements with certain participants to make markets in certain contracts on its electronic platform.

In ICE’s OTC business segment, it charges commission fees to both the buyer and the seller in each transaction executed on its platform. The commission fees are based on the underlying commodity volume of each product traded multiplied by the commission rate for that product. ICE also accepts transactions that participants execute off-platform but wish to have processed for clearing. For these transactions, it charges both the buyer and seller, but at typically half the commission rate for on-platform execution. ICE calculates and collects commission fees from its customers directly, other than trades that are cleared through LCH.Clearnet, for which LCH.Clearnet performs the commission fee calculation and collection function. The transaction fees in ICE’s OTC business segment also include fees derived from its electronic trade confirmation service, in which it charges a standard fee across all products for each trade confirmation successfully submitted by a participant.

Changes in the volume of contracts traded on ICE’s electronic platform and in its commission rates directly affect transaction fees in its OTC segment. Since launching its electronic platform in 2000, ICE has, in limited circumstances, adjusted its commission rates or waived its commissions with respect to certain products. ICE continues to evaluate its commission rates on a regular basis.

Transaction fees in its OTC business segment are presented net of rebates. ICE rebates a portion of the commission fees paid by certain market makers in the OTC market-maker program from time to time. In this program, certain participants agree to make a two-sided market (i.e., posting a simultaneous bid and offer) with respect to a particular contract at a specified price spread (the difference between the bid and offer). The OTC fee rebates to market makers amounted to $32,000 and $361,000 for the nine months ended September 30, 2006 and 2005, respectively, and $376,000, $436,000 and $283,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The market-maker program also includes a monthly fee that ICE pays to certain participants that participate in this program. See “—Components of Expenses—Selling, General and Administrative.”

To build and maintain liquidity in the products traded on ICE’s platform, ICE entered into order flow agreements with some of its shareholders during 2000 pursuant to which they committed to provide a minimum aggregate amount of order flow. The commission rates under the order flow agreements were the same as the rates for all other participants on ICE’s electronic platform. If the volume traded in any period fell short of the agreed minimum, these parties were required to pay ICE a shortfall payment based on the additional commission revenues it would have earned had the minimum volume been met. ICE also entered into order flow commitments with seven companies during November 2001 to trade OTC European gas products on its electronic platform. ICE recognized order flow shortfall revenues of $1.1 million and $7.1 million for the years ended December 31, 2004 and 2003, respectively. The order flow agreements with its shareholders expired in 2002 and 2003, respectively, and the OTC European gas order flow agreements expired in 2004. For a discussion of ICE’s order flow agreements see note 14 to its audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

ICE is currently not a party to any order flow agreements and does not intend to enter into order flow agreements in the future. It believes that the willingness of its previously committed order flow providers to continue to trade at current levels will be influenced by a variety of factors, including prevailing conditions in the commodities markets. ICE experienced a decline in its OTC global oil commission fee revenues following the expiration of certain order flow agreements in October 2002. While this may have been caused by a combination of factors relating to order flow, sales and marketing activities, market conditions and competition, ICE believes that it will be able to continue to attract trading in these markets in the future without order flow agreements.

The following table presents, for the periods indicated, the commission fees that were required to be paid to ICE under the order flow agreements and the expiration dates of these agreements.

	Year Ended December 31,
	2004	2003	Expiration Date
	(In thousands)
North American natural gas and power	$—	$6,000	June 2003
European gas	1,075	1,303	December 2004

Total commission fees	$1,075	$7,303

Market Data Fees

Consolidated market data fees were $24.6 million and $10.7 million for the nine months ended September 30, 2006 and 2005, respectively, and $14.6 million, $12.3 million and $9.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Market data fees consist of terminal fees and license fees that ICE receives from data vendors in exchange for the provision of real-time price information generated from its futures markets through ICE Data. ICE invoices these data vendors monthly for terminal fees based on the number of terminals that carry its futures market data. Each data vendor also pays an annual license fee to ICE. Annual license fee revenues are deferred and amortized ratably over the period for which services are provided.

Market data fees consist of data access fees that ICE has historically charged to participants or customers that were not active traders that were registered to trade or view OTC natural gas and power products on ICE’s electronic platform. The data access fees were based on their historical trading activity and the number of users the participant firm has registered to trade on ICE’s platform. ICE recognizes the difference between the monthly data access fee for a given participant and the actual amount of commission fees generated by such participant for trading activity in that month as data access revenues. Beginning in March 2006, ICE changed the methodology for charging OTC data access fees. The OTC data access fees are charged on a per-user basis to those accessing ICE’s platform (both trading and view only access). ICE also began to charge data access fees in its futures business segment beginning in February 2006, at the individual user level. The futures data access fees replaced the futures system user fees that were previously charged to its futures exchange members.

Market data fees also consist of subscription fees that ICE receives from market participants that subscribe to its OTC market data services through ICE Data. ICE Data has an exclusive license to use ICE’s OTC market data and publishes the ICE Data end of day report, ICE daily indices, as well as market price validation curves, which are available to subscribers for a monthly subscription fee. ICE Data also markets real-time view only screen access to OTC markets and charges subscribers a fee that varies depending on the number of users and the markets accessed at each subscribing company. The revenues ICE receives from market data fees are deferred and amortized ratably over the period for which services are provided.

Other Revenues

Other revenues include revenues generated from membership fees charged to ICE’s futures exchange members, training seminars, communication charges and equipment rentals, and fees charged to the Chicago Climate Exchange, or CCX. ICE generated other revenues of $3.1 million and $3.2 million for the nine months ended September 30, 2006 and 2005, respectively, and $4.2 million, $5.2 million and $2.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In ICE’s futures business, it generates revenues from, among other things, annual membership and subscription fees charged to ICE Futures members. ICE recorded fees related to futures exchange membership and subscription fees of $968,000 and $809,000 for the nine months ended September 30, 2006 and 2005, respectively, and $1.1 million, $883,000 and $579,000 for the years ended December 31, 2005, 2004 and 2003, respectively. ICE defers revenues derived from membership and subscription fees and amortize them ratably over the period for which services are provided.

ICE recognizes revenues generated from training seminars and communication charges and equipment rentals as services are provided. Of the other revenues, $335,000, $1.3 million and $901,000 for the years ended December 31, 2005, 2004 and 2003, respectively, relate to revenues generated from communication charges and equipment rentals relating to the futures business floor operations. ICE no longer charges its futures participants for these costs subsequent to the closure of the open-outcry trading floor on April 7, 2005.

Other revenues include fees charged to CCX, a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. ICE, through its OTC business segment, have been contracted to provide, design and service CCX’s electronic trading platform in the United States. ICE charges licensing and service fees in advance to CCX on a monthly basis and these fees are recognized as services are provided. ICE also has an agreement, through its futures business segment, with CCX and its wholly-owned subsidiary, the European Climate Exchange, or ECX, to list certain European emissions contracts on its platform. Under this agreement, ICE has charged ECX certain operating costs, which represent 25% of the net European emissions membership fees and 25% of the net transaction fees earned from the European emissions contracts traded on ICE’s platform. Pursuant to an amendment to this agreement effective June 28, 2006, these amounts charged to ECX have increased to 27.5% and 27.5%, respectively. ICE also recognizes technology development fees as revenues from both CCX and ECX when the development work is completed and accepted. Its arrangement with CCX began in July 2003, and it recognized revenues of $1.2 million and $1.3 million for the nine months ended September 30, 2006 and 2005, respectively, and $1.8 million, $2.0 million and $605,000 for the years ended December 31, 2005, 2004 and 2003, respectively, pursuant to its contractual relationships.

Components of Expenses

Compensation and Benefits

Compensation and benefits expenses primarily consist of salaries, bonuses, non-cash compensation expenses, payroll taxes, employer-provided medical and other benefit plan costs and recruiting costs. Compensation and benefits expenses were $35.5 million and $25.8 million for the nine months ended

September 30, 2006 and 2005, respectively, and $35.8 million, $30.1 million and $26.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Substantially all of ICE’s employees are full-time employees. ICE capitalized and recorded as property and equipment a portion of its compensation and benefits costs for technology employees engaged in software development and the enhancement of its electronic platform. ICE expects that its compensation and benefits expenses will vary from quarter to quarter as a percentage of total revenues due to additional employees associated with the growth of its business, accrual of bonuses and due to non-cash compensation expenses recognized in accordance with the adoption of SFAS No. 123(R) on January 1, 2006. Over the next year, ICE expects compensation and benefits expenses to increase from current levels.

Professional Services

Professional services expenses primarily consist of outside legal, accounting and other professional and consulting services expenses. Professional services expenses were $8.7 million and $8.2 million for the nine months ended September 30, 2006 and 2005, respectively, and $10.1 million, $12.3 million and $13.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. ICE capitalizes and records as property and equipment a portion of the costs associated with fees for technology consultants engaged in software development and enhancements to its electronic platform. ICE expensed the remaining portion of these fees in the month in which they were incurred. ICE engaged a number of consultants in its futures business segment to facilitate ongoing technology development, maintenance and support work in connection with the migration of trading of its futures contracts to its electronic platform and the support of the legacy systems used in the operation of the exchange floor. ICE reduced the number of consultants in its futures business segment during 2004 and 2005 following the substantial completion of development relating to futures trading on its electronic platform and due to the replacement of consultants with permanent staff.

ICE incurred substantial accounting and legal fees in connection with external and internal audit functions, the regulatory and disciplinary functions of its futures markets, the negotiation of new clearing agreements with LCH.Clearnet and legal fees associated with the NYMEX copyright and trademark and EBS patent infringement litigation. As a public company, ICE is now subject to the requirements of the Sarbanes-Oxley Act of 2002, which require it to incur significant expenditures in the near term to document internal controls and hire and train personnel to comply with these requirements. In addition, as a public company, ICE incurs additional costs for external advisors such as legal, accounting and auditing fees, as well as additional marketing and investor relations expenses. Even with these additional public company expenses, ICE anticipates that professional services expenses will decrease in the current and future periods due to the reduction in consultants at ICE Futures and the reduction in legal fees due to its settlement of the EBS case and the court’s grant of summary judgment in ICE’s favor on all claims asserted against it by NYMEX, notwithstanding NYMEX’s current appeal of the decision.

Patent Royalty

Patent royalty expenses were $6.4 million and $926,000 for the nine months ended September 30, 2006 and 2005, respectively, and $1.5 million, $32,000 and $14,000 for the years ended December 31, 2005, 2004 and 2003, respectively. We expect our patent royalty expenses to decrease in future periods due to the expiration of the patent licensing agreement in February 2007.

Selling, General and Administrative

Selling, general and administrative expenses were $17.6 million and $13.1 million for the nine months ended September 30, 2006 and 2005, respectively, and $17.4 million, $16.6 million and $16.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Cost of hosting expenses, hardware and software support expenses, rent and occupancy expenses, and marketing and market-maker expenses are the major expense categories in selling, general and administrative expenses during the periods discussed herein.

Cost of Hosting Expenses. Cost of hosting expenses primarily consists of hosting and participant network expenses. Cost of hosting expenses were $2.1 million and $989,000 for the nine months ended September 30,

2006 and 2005, respectively, and $1.4 million, $1.3 million and $1.7 million for the years ended December 31,

2005, 2004 and 2003, respectively. ICE’s hosting expenses include the amounts it pays for the physical facilities, maintenance and other variable costs associated with securely housing the hardware used to operate its electronic platform, as well as its redundant disaster recovery facility. ICE’s participant network expenses include the amounts it pays to provide participants with direct connectivity to its platform. Prior to 2003, ICE outsourced its information security to a nationally recognized encryption technology company. By changing certain vendors and by transitioning its participant base to its Internet browser for access to its electronic platform, ICE has been able to reduce its participant network expenses while improving system performance, resulting in faster execution and increased system availability. ICE expects its cost of hosting expenses to increase slightly in absolute terms in future periods in connection with the growth of its business. As a percentage of total revenues, its cost of hosting expenses may decrease in future periods due to anticipated higher revenues for growth.

Hardware and Software Support Expenses. Hardware and software support expenses were $3.5 million and $2.9 million for the nine months ended September 30, 2006 and 2005, respectively, and $3.8 million, $3.4 million and $3.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Hardware and software support expenses primarily consist of external hardware and software maintenance and support costs and trade registration system costs. The trade registration system is owned and administered by a third party and it handles ICE’s post trade administration such as giving up trades to alternate parties, clearing and margining. ICE expects its hardware and software support expenses to increase slightly in absolute terms in future periods in connection with the growth of its business. As a percentage of total revenues, its hardware and software support expenses may decrease in future periods due to anticipated higher revenue growth.

Rent and Occupancy Expenses. Rent and occupancy expenses were $2.6 million for the nine months ended September 30, 2006 and 2005 and $3.2 million, $4.1 million and $3.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. ICE currently leases office space in Atlanta, New York, Houston, Chicago, London, Singapore and Calgary. ICE’s rent costs consist primarily of rent expense for these properties. Its occupancy expenses primarily relate to the use of electricity, telephone lines and other miscellaneous operating costs. The decrease in rent and occupancy expenses in 2005 primarily related to the closure of ICE’s open-outcry trading floor on April 7, 2005. As a percentage of total revenues, its rent and occupancy expenses may decrease in future periods due to anticipated higher revenue growth.

Marketing Expenses. Marketing expenses were $1.2 million and $1.7 million for the nine months ended September 30, 2006 and 2005, respectively, and $1.7 million, $850,000 and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Marketing expenses primarily consist of advertising, public relations and product promotion campaigns used to promote brand awareness, as well as new and existing products and services. These expenses also include ICE’s participation in seminars, trade shows, conferences and other industry events. The level of marketing activity, and thus the amount of related expenses, may vary from period to period based upon management’s discretion and available opportunities.

Other. Other costs include all selling, general and administrative costs not included in separate expense categories and primarily consist of telephone and communications expense, bad debt expense, corporate insurance expense, travel expense, market-maker expense, meals and entertainment expense and dues, subscriptions and registration expense.

ICE expects its selling, general and administrative expenses to increase slightly in absolute terms in future periods in connection with the growth of its business, partially offset by lower selling, general and administrative costs associated with closure of its open-outcry trading floor. As a percentage of total revenues, its selling, general and administrative expenses may decrease in future periods due to anticipated higher revenue growth.

Floor Closure Costs

Floor closure costs relate to the April 2005 closure of ICE’s open-outcry floor in London. ICE closed its open-outcry floor to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance its competitive position. Floor closure costs were $4.8 million for the nine months ended September 30, 2005 and for the year ended December 31, 2005, and include lease terminations for the building where the trading floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. No floor closure costs were incurred in prior periods or are expected to be incurred in future periods.

Settlement Expense

Settlement expense relates to the September 2005 settlement of the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, ICE made a cash payment of $15.0 million to EBS, and were released from the legal claims brought against it without admitting liability. Settlement expense was $15.0 million for the nine months ended September 30, 2005 and for the year ended December 31, 2005. No settlement expenses were incurred in prior periods.

Depreciation and Amortization

Depreciation and amortization expenses were $9.8 million and $11.4 million for the nine months ended September 30, 2006 and 2005, respectively, and $15.1 million, $17.0 million and $19.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. ICE depreciates and/or amortizes costs related to its property and equipment, including computer and network equipment, software and internally developed software, office furniture and equipment and leasehold improvements. ICE computes depreciation expense using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the lease term or the estimated useful life of the assets, which range from three to seven years. Gains on disposal of property and equipment are included in other income, losses on disposals of property and equipment are included in depreciation expense and maintenance and repairs are expensed as incurred. ICE does not amortize goodwill and intangible assets with indefinite lives. ICE amortizes intangible assets with contractual or finite useful lives, in each case over the estimated useful life of five years.

ICE capitalizes costs, both internal and external, direct and incremental, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred in the application development phase are capitalized and amortized over the useful life of the software, for a period not to exceed three years.

ICE amortizes the licensing fees it pays to eSpeed for a non-exclusive license to use its patent related to an automated futures trading system in the United States over the period to which the license fees relate. ICE recognized amortization expense of $1.5 million for the nine months ended September 30, 2006 and 2005, and $2.0 million for the years ended December 31, 2005, 2004 and 2003. This patent expires in February 2007.

ICE anticipates that depreciation and amortization expenses will decrease in the current and future periods due to certain property and equipment purchased in prior years becoming fully depreciated, the expiration of the eSpeed patent in February 2007 and lower computer hardware costs in the future due to declining costs of technology.

Other Income (Expense)

ICE had net other income of $4.7 million and $2.9 million for the nine months ended September 30, 2006 and 2005, respectively, and $3.8 million, $1.3 million and $948,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Other income (expense) consists primarily of interest income and expense, as well as gains and losses on foreign currency transactions.

ICE generates interest income from the investment of its cash and cash equivalents, short-term investments, long-term investments and restricted cash. Interest expense consisted of interest from capitalized leases, interest on the outstanding indebtedness and the unused fee calculated under its revolving credit facility.

Other income (expense) also relates to gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign assets, liabilities and payables that occur through ICE’s foreign operations which are received in or paid in pounds sterling.

Provision for Income Taxes

ICE incurred income tax expenses of $50.9 million and $12.6 million for the nine months ended September 30, 2006 and 2005, respectively, and $19.6 million, $11.8 million and $6.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. ICE’s provision for income taxes consists of current and deferred tax provisions relating to federal, state and local taxes, as well as taxes related to foreign subsidiaries. ICE files a consolidated United States federal income tax return and files state income tax returns on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. ICE’s foreign subsidiaries are based in the United Kingdom and in Canada and it files separate local country income tax returns and takes advantage of the United Kingdom’s group relief provisions when applicable. The difference between the statutory income tax rate and ICE’s effective tax rate for a given fiscal period is primarily a reflection of the tax effects of its foreign operations, general business and tax credits, tax exempt income, state income taxes and the non-deductibility of certain expenses. ICE has made provisions for U.S. income taxes on the majority of the undistributed earnings of its foreign subsidiaries as such earnings are not expected to be permanently reinvested.

On October 22, 2004, the American Jobs Creation Act of 2004, or the Jobs Act, introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings in 2004 or 2005, provided certain criteria are met. The deduction would result in an approximate 5.25% federal tax rate on repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by ICE’s chief executive officer and approved by ICE’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well.

In 2005, ICE completed its evaluation of the repatriation provision and made the determination to repatriate $35.0 million of foreign earnings in accordance with the requirements of the Jobs Act. As a result, it recognized a tax benefit of $2.0 million, net of available foreign tax credits, in 2005. This was offset by tax expense of $2.0 million recorded in the third quarter of 2005 related to an increase to the estimate of U.S. residual taxes due on the remaining undistributed earnings of its foreign subsidiaries.

Consolidated Results of Operations

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for share and per share data)
Consolidated Statement of Income/(Loss) Data
Revenues:(1)
Transaction fees, net(2)	$190,829	$100,780	$136,976	$90,906	$81,434
Market data fees	24,589	10,670	14,642	12,290	9,624
Other	3,116	3,153	4,247	5,218	2,688

Total revenues	218,534	114,603	155,865	108,414	93,746

Operating expenses:
Compensation and benefits	35,536	25,815	35,753	30,074	26,236
Professional services	8,723	8,174	10,124	12,312	13,066
Patent royalty	6,363	926	1,491	32	14
Selling, general and administrative	17,638	13,149	17,395	16,578	16,171
Floor closure costs(3)	—	4,814	4,814	—	—
Settlement expense(4)	—	15,000	15,000	—	—
Depreciation and amortization	9,824	11,428	15,083	17,024	19,341

Total operating expenses	78,084	79,306	99,660	76,020	74,828

Operating income	140,450	35,297	56,205	32,394	18,918
Other income, net	4,693	2,879	3,790	1,328	948

Income before income taxes	145,143	38,176	59,995	33,722	19,866
Income tax expense	50,867	12,626	19,585	11,773	6,489

Net income(5)	$94,276	$25,550	$40,410	$21,949	$13,377

Redemption adjustments to redeemable stock put(6)	—	(20,659)	(61,319)	—	8,378
Deduction for accretion of Class B redeemable common stock(7)	—	—	—	—	(1,768)

Net income (loss) available to common shareholders	$94,276	$4,891	$(20,909)	$21,949	$19,987

Earnings (loss) per common share(8):
Basic	$1.68	$0.09	$(0.39)	$0.42	$0.37

Diluted	$1.59	$0.09	$(0.39)	$0.41	$0.37

Weighted average common shares outstanding(8):
Basic	56,069,558	52,884,917	53,217,874	52,865,108	54,328,966
Diluted	59,268,840	53,448,161	53,217,874	53,062,078	54,639,708

(1)	ICE generates revenues from related parties in the ordinary course of ICE’s business. For a presentation and discussion of ICE’s revenues attributable to related parties for the years ended December 31, 2005, 2004 and 2003, see its consolidated statements of income and note 13 to its audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(2)	ICE’s transaction fees are presented net of rebates. For a discussion of these rebates, see “—Sources of Revenues—Transaction Fees.”
(3)

In April 2005, ICE closed its open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance its competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2005. Floor closure costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, legal costs, asset impairment charges and other associated costs. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 18 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(4)	In September 2005, ICE settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, ICE made a payment to EBS of $15.0 million, and was released from the legal claims brought against it without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2005. See note 17 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(5)	The financial results for the nine months ended September 30, 2005 and for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of ICE’s open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, net of taxes, its consolidated net income for the year ended December 31, 2005 would have been $53.1 million. See “—Non-GAAP Financial Measures.”
(6)	In connection with ICE’s formation, it granted a put option to Continental Power Exchange, Inc., an entity controlled by its chairman and chief executive officer, Jeffrey C. Sprecher. The put option would have required ICE under certain circumstances to purchase Continental Power Exchange, Inc.’s equity interest in ICE’s business at a purchase price equal to the greater of the fair market value of the equity interest or $5 million. ICE initially recorded the redeemable stock put at the minimum $5.0 million redemption threshold. It adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. Adjustments to the redemption amount were recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, ICE entered into an agreement with Continental Power Exchange, Inc. to terminate the redeemable stock put upon the closing of its initial public offering of common stock in November 2005. ICE increased the redeemable stock put by $61.3 million during the year ended December 31, 2005 resulting from an increase in the estimated fair value of ICE’s common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of its initial public offering of common stock and the termination date of the redeemable stock put. The balance of the redeemable stock put on November 21, 2005 was $78.9 million and was reclassified to additional paid-in capital upon its termination. See note 10 to ICE’s audited consolidated financial statements that are included elsewhere in this prospectus/proxy statement. In connection with the termination of the put option, ICE amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which ICE may be obligated to pay the expenses of registration, including underwriting discounts up to a maximum of $4.5 million.
(7)	ICE redeemed all of its Class B redeemable common stock on November 23, 2004 at a price of $23.58 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, ICE recorded its Class B redeemable common stock at its discounted present value of $60.2 million. ICE recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of its Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.
(8)

The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. ICE’s outstanding stock options have not been included in the computation of diluted earnings per share for the year ended December 31, 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, its diluted earnings per share are computed in the same manner as basic earnings per share for the year ended December 31, 2005. If the redemption adjustments to the redeemable stock put are excluded from the calculation of earnings per share, the resulting adjusted basic earnings per share would have been $0.76 based on the $40.4 million in consolidated net income for the year ended December 31, 2005 and adjusted diluted earnings per share would have been $0.74. The adjusted diluted earnings per share would have been based on 54.4 million in adjusted diluted weighted average common shares outstanding, which includes 1.2 million stock options and restricted stock having a dilutive effect for the year ended December 31, 2005. The adjusted basic and diluted earnings per share for the year ended December 31, 2005, excluding the redeemable stock put adjustments, the $4.8 million floor closure costs and the $15.0 million settlement expenses, would have been $1.00 and $0.98, respectively. See “—Non-GAAP Financial Measures.”

Key Statistical Information

The following table presents key transaction volume information, as well as other selected operating information, for the periods presented. A description of how ICE calculates its market share, its trading volumes and other operating measures is set forth below.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for percentages)
Operating Data:
ICE’s Market Share of Selected Key Products:
Total crude oil futures contracts traded globally(1)	105,483	69,083	91,049	78,477	69,450
ICE Brent Crude oil futures contracts traded	32,081	22,287	30,412	25,458	24,013
ICE WTI Crude oil futures contracts traded	18,528	—	—	—	—
ICE’s crude oil futures market share(1)	48.0%	32.3%	33.4%	32.4%	34.6%

Total cleared OTC Henry Hub natural gas contracts traded on ICE and NYMEX-ClearPort	87,648	37,533	53,166	21,241	6,869
ICE’s cleared OTC Henry Hub natural gas contracts traded	67,890	29,983	42,760	15,887	4,512
ICE’s market share—cleared OTC Henry Hub natural gas vs. NYMEX-ClearPort(2)	77.5%	79.9%	80.4%	74.8%	65.7%

Total cleared OTC PJM financial power contracts traded on ICE and NYMEX-ClearPort	1,907	1,484	1,886	748	149
ICE’s cleared OTC PJM financial power contracts traded	1,767	965	1,234	513	6
ICE market share—cleared OTC PJM financial power vs. NYMEX-ClearPort(3)	92.7%	65.0%	65.4%	68.7%	4.0%

ICE’s Average Daily Trading Fee Revenues(4):
ICE’s futures business average daily exchange fee revenues	$446	$222	$226	$179	$158

ICE’s bilateral OTC business average daily commission fee revenues	101	81	79	80	112
ICE’s cleared OTC business average daily commission fee revenues	447	224	233	94	24

ICE’s OTC business average daily commission fee revenues	548	305	312	174	136

ICE’s total average daily exchange fee and commission fee revenues	$994	$527	$538	$353	$294

ICE’s Trading Volume(5):
Futures volume	64,525	30,524	42,055	35,541	33,341
Futures average daily volume	336	162	166	140	132
OTC volume	92,343	44,431	61,999	30,961	24,260
OTC average daily volume	494	235	247	123	97
OTC Participants Trading Commission Percentages:
Commercial companies (including merchant energy)	47.2%	57.6%	48.8%	56.5%	64.1%
Banks and financial institutions	21.3%	22.6%	20.5%	22.4%	31.3%
Liquidity providers	31.5%	19.8%	30.7%	21.1%	4.6%
OTC Trading Commission fees:
Percentage of commission fees by the top 20 customers	57.8%	65.9%	62.2%	64.8%	69.3%

(1)	Total crude oil futures contracts traded globally and ICE’s resulting crude oil futures market share is calculated based on the number of ICE Brent Crude futures contracts traded and ICE WTI Crude futures contracts traded as compared to the total number of ICE Brent Crude futures contracts, ICE WTI Crude futures contracts traded and NYMEX Light Sweet Crude and London Brent Crude futures contracts traded.

(2)	ICE’s cleared OTC Henry Hub natural gas market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared Henry Hub natural gas contracts traded as a percentage of the total ICE cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.
(3)	ICE’s cleared OTC PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared PJM financial power contracts traded as a percentage of the total ICE cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power trading hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and ICE’s PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM for annual contracts traded is derived from the Futures Industry Association.
(4)	Represents the total commission fee and exchange fee revenues for the period divided by the number of trading days during that period.
(5)	Represents the total volume, in contracts, for the period divided by the number of trading days during that period.

For purposes of ICE’s operating data, ICE calculates its volumes based on the number of contracts traded in its markets, or based on the number of round turn trades. Each “round turn” represents a matched buy and sell order of one contract. Each side to a contract is matched and treated as one contract and each side is not separately calculated. The volume of contracts traded in a given market is a widely recognized indicator of the liquidity in that market, including its markets.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Overview

Consolidated net income increased $68.7 million to $94.3 million for the nine months ended September 30, 2006 from $25.6 million for the comparable period in 2005. Net income from ICE’s futures business segment increased $24.7 million to $36.4 million for the nine months ended September 30, 2006 from $11.7 million for the comparable period in 2005, primarily due to higher transaction fees revenues and due to the $4.8 million in floor closure costs recognized during the nine months ended September 30, 2005. Net income from ICE’s OTC business segment increased $38.0 million to $48.3 million for the nine months ended September 30, 2006 from $10.3 million for the comparable period in 2005. Net income in its OTC business segment increased primarily due to significantly higher transaction fees revenues and due to the $15.0 million settlement expense recognized during the nine months ended September 30, 2005. Net income from ICE’s market data business segment increased $6.0 million to $9.5 million for the nine months ended September 30, 2006 from $3.5 million for the comparable period in 2005. Net income in its market data business segment increased primarily due to increased market data sales in ICE’s OTC and futures businesses. Consolidated operating income, as a percentage of consolidated revenues, increased to 64.3% for the nine months ended September 30, 2006 from 30.8% for the comparable period in 2005. Consolidated net income, as a percentage of consolidated revenues, increased to 43.1% for the nine months ended September 30, 2006 from 22.3% for the comparable period in 2005.

ICE’s consolidated revenues increased $103.9 million, or 90.7%, to $218.5 million for the nine months ended September 30, 2006 from $114.6 million for the comparable period in 2005. This increase is primarily attributable to increased trading volumes on its electronic platform and increased non-transaction revenues, including market data fees. A significant factor driving ICE’s revenues and volume growth during this period was the continued growth in trading volumes of its futures and cleared OTC contracts.

Consolidated operating expenses decreased $1.2 million to $78.1 million for the nine months ended September 30, 2006 from $79.3 million for the comparable period in 2005, representing a decrease of 1.5%. This decrease is primarily attributable to the $19.8 million in floor closure costs and settlement expense incurred during the nine months ended September 30, 2005, partially offset by $9.7 million in higher compensation expenses during the nine months ended September 30, 2006 and due to a $5.4 million increase in royalty payments and contract volume accruals under the patent licensing agreement.

Revenues

Transaction Fees

Consolidated transaction fees increased $90.0 million, or 89.4%, to $190.8 million for the nine months ended September 30, 2006 from $100.8 million for the comparable period in 2005. Transaction fees, as a percentage of consolidated revenues, decreased to 87.3% for the nine months ended September 30, 2006 from 87.9% for the comparable period in 2005.

Transaction fees generated in ICE’s futures business segment increased $43.7 million, or 104.2%, to $85.7 million for the nine months ended September 30, 2006 from $42.0 million for the comparable period in 2005, while increasing as a percentage of consolidated revenues to 39.2% for the nine months ended September 30, 2006 from 36.6% for the comparable period in 2005. Average transaction fees per trading day increased 101.0% to $446,000 per trading day for the nine months ended September 30, 2006 from $222,000 per trading day for the comparable period in 2005. The increase in transaction fees was primarily due to an increase in ICE’s futures contract volumes and due to a fee increase beginning in April 2006. Futures contract volumes increased primarily due to increased liquidity brought by new market participants due to electronic trading, the launch of the ICE WTI Crude futures contract in February 2006 and increased volatility relating to geopolitical events and real and perceived supply and demand imbalances. Volumes in ICE’s futures business segment increased 111.4% to 64.5 million contracts traded during the nine months ended September 30, 2006 from 30.5 million contracts traded during the comparable period in 2005. The 64.5 million contracts include 2.3 million ICE WTI Crude futures contracts for which ICE did not charge any commissions during the nine months ended September 30, 2006.

In conjunction with the introduction of ICE WTI Crude futures contract in February 2006, ICE reviewed the pricing of its oil futures and option contract transaction fees and the currency in which such transaction fees are calculated and charged. ICE determined, as a result of this review, to change its basis for pricing such transaction fees to U.S. dollars, in line with the currency generally used to price the underlying commodity and in accordance with general practice in the industry. ICE began to charge in U.S. dollar rather than pounds sterling in its key futures contracts, including crude oil and heating oil contracts, during the second quarter of 2006. ICE determined that $0.70 per contract per side, or $1.40 per round turn, was an appropriate level of fees for such contracts, taking into account a number of factors, principally the competitiveness of its service offering. Transaction rates for the crude oil and heating oil contracts had previously been charged at £0.35 per contract per side, or £0.70 per round turn. Based on the average pounds sterling to U.S dollar exchange rate of 1.8536 during the three months ended June 30, 2005, this equals a 7.9% increase in the futures transaction rates.

Transaction fees generated in its OTC business segment increased $46.3 million, or 78.7%, to $105.1 million for the nine months ended September 30, 2006 from $58.8 million for the comparable period in 2005, primarily due to increased trading volumes. Average transaction fees per trading day increased 79.7% to $548,000 per trading day for the nine months ended September 30, 2006 from $305,000 per trading day for the comparable period in 2005. Transaction fees in this segment, as a percentage of consolidated revenues, decreased to 48.1% for the nine months ended September 30, 2006 from 51.3% for the comparable period in 2005. The number of transactions or trades executed in ICE’s OTC business segment increased by 60.1% to 2.6 million trades for the nine months ended September 30, 2006 from 1.6 million trades for the comparable period in 2005.

Increased volumes in ICE’s OTC business segment were primarily due to increased trading activity in North American natural gas and power markets as a result of the availability of cleared OTC contracts, as well as increased liquidity brought by new market participants and increased volatility relating to geopolitical events and real and perceived supply and demand imbalances. Transaction fees generated by trading in North American natural gas contracts increased $38.3 million, or 88.4%, to $81.6 million for the nine months ended September 30, 2006 from $43.3 million for the comparable period in 2005. In addition, transaction fees generated by trading in North American power contracts increased $6.6 million, or 52.1%, to $19.3 million for the nine months ended September 30, 2006 from $12.7 million for the comparable period in 2005. The continued growth in trading volumes in OTC contracts can be attributed in part to the use of cleared OTC contracts, which eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. ICE believes that the introduction of OTC cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

Revenues derived from electronic trade confirmation fees in ICE’s OTC business segment increased $1.4 million, or 115.7%, to $2.6 million for the nine months ended September 30, 2006 from $1.2 million for the comparable period in 2005. During the nine months ended September 30, 2006, 426,000 trades were matched through its electronic trade confirmation service, compared to 309,000 trades during the comparable period in 2005. ICE implemented a fee increase for its electronic trade confirmation service beginning in February 2006. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 1.2% for the nine months ended September 30, 2006 from 1.0% for the comparable period in 2005.

Market Data Fees

Consolidated market data fees increased $13.9 million, or 130.4%, to $24.6 million for the nine months ended September 30, 2006 from $10.7 million for the comparable period in 2005. This increase was primarily due to increased data access fees in ICE’s OTC and futures markets, increased terminal fees and license fees that it receives from data vendors in exchange for the provision of real-time price information generated from ICE’s futures markets, increased market data fees in its OTC markets from the market price validation service, and increased fees from view only screen access and end of day reports. During the nine months ended September 30, 2006 and 2005, ICE recognized $12.3 million and $2.2 million, respectively, in data access fees and terminal fees in its futures and OTC business segments. The increase in the market data fees received from data vendors were due to both an increase in the average charge per terminal and an increase in the number of terminals. During the nine months ended September 30, 2006 and 2005, ICE recognized $8.5 million and $5.5 million, respectively, in terminal and license fees from data vendors. ICE also continued to enroll new individual monthly subscribers for its market price validation service and its view only screen access service. Consolidated market data fees, as a percentage of consolidated revenues, increased to 11.3% for the nine months ended September 30, 2006 from 9.3% for the comparable period in 2005.

Other Revenues

Consolidated other revenues decreased $37,000, or 1.2%, to $3.1 million for the nine months ended September 30, 2006 from $3.2 million for the comparable period in 2005. This decrease was primarily due to a $346,000 reduction in the communication charges and equipment rentals to ICE Futures members following the closure of ICE’s open-outcry trading floor. Consolidated other revenues, as a percentage of consolidated revenues, decreased to 1.4% for the nine months ended September 30, 2006 from 2.8% for the comparable period in 2005.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $9.7 million, or 37.7%, to $35.5 million for the nine months ended September 30, 2006 from $25.8 million for the comparable period in 2005. This increase was primarily due to an increase in the non-cash compensation expenses in accordance with the adoption of SFAS No. 123(R) on January 1, 2006, an increase in ICE’s discretionary bonus accrual for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 and an increase in ICE’s employee headcount. The non-cash compensation expenses recognized in its consolidated financial statements for its stock options and restricted stock were $6.7 million for the nine months ended September 30, 2006 as compared to $1.2 million for the nine months ended September 30, 2005. ICE’s discretionary bonus expense increased due to operating results substantially exceeding budgets for the nine months ended September 30, 2006. ICE’s employee headcount increased from 194 employees as of September 30, 2005 to 223 employees as of September 30, 2006. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 16.3% for the nine months ended September 30, 2006 from 22.5% for the comparable period in 2005 primarily due to ICE’s increased revenues.

Professional Services

Consolidated professional services expenses increased $549,000, or 6.7%, to $8.7 million for the nine months ended September 30, 2006 from $8.2 million for the comparable period in 2005. This increase was primarily due to costs that ICE’s incurred to comply with the Sarbanes-Oxley Act of 2002, partially offset by an aggregate decrease in legal fees related to litigation with NYMEX and EBS, the former of which was dismissed by a ruling in ICE’s favor on a motion for summary judgment in the third quarter of 2005, which is currently on appeal by NYMEX, and the latter of which was settled in the second quarter of 2005. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 4.0% for the nine months ended September 30, 2006 from 7.1% for the comparable period in 2005.

Patent Royalty

Patent royalty expenses increased $5.4 million to $6.4 million for the nine months ended September 30, 2006 from $926,000 for the comparable period in 2005. The royalty payments and contract volume accruals under the patent licensing agreement increased due to increased futures volumes following the launch of exclusive electronic trading during 2005 and due to the launch of the ICE WTI Crude futures contract during February 2006. Consolidated patent royalty expenses, as a percentage of consolidated revenues, increased to 2.9% for the nine months ended September 30, 2006 from 0.8% for the comparable period in 2005. The amortization of the fixed license fee, included in depreciation and amortization expense, totaled $1.5 million for the nine months ended September 30, 2006 and 2005.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $4.5 million, or 34.1%, to $17.6 million for the nine months ended September 30, 2006 from $13.1 million for the comparable period in 2005. This increase was primarily due to increased costs of hosting expenses, hardware and software support expenses, bad debt expenses, insurance expenses and travel and entertainment expenses and resulted from the growth of our business. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 8.1% for the nine months ended September 30, 2006 from 11.5% for the comparable period in 2005.

Floor Closure Costs

Consolidated floor closure costs were $4.8 million for the nine months ended September 30, 2005, due to the closure of ICE’s open-outcry trading floor in London in April 2005. Consolidated floor closure costs, as a percentage of consolidated revenues, were 4.2% for the nine months ended September 30, 2005. ICE does not have floor closure costs in the comparable period in 2006.

Settlement Expense

Consolidated settlement expense was $15.0 million for the nine months ended September 30, 2005, due to the payment made to settle litigation with EBS. Consolidated settlement expense, as a percentage of consolidated revenues, was 13.1% for the nine months ended September 30, 2005. ICE did not have settlement expenses in the comparable period in 2006.

Depreciation and Amortization

Consolidated depreciation and amortization expenses decreased $1.6 million, or 14.0%, to $9.8 million for the nine months ended September 30, 2006 from $11.4 million for the comparable period in 2005. This decrease was due to certain property and equipment purchased in 2002 and 2003 with estimated useful lives of three years becoming fully depreciated over the course of 2005 and 2006. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 4.5% for the nine months ended September 30, 2006 from 10.0% for the comparable period in 2005.

Other Income

Consolidated other income increased $1.8 million, or 62.9%, to $4.7 million for the nine months ended September 30, 2006 from $2.9 million for the comparable period in 2005. The increase in other income was primarily due to an increase in interest income and a decrease in interest expense. Interest income increased $3.3 million from the prior period primarily due to an increase in ICE’s cash balances from the net proceeds received from ICE’s initial public offering of common stock in November 2005 and from the cash flows generated from operations during the nine months ended September 30, 2006. The level of interest rates in the United States has increased throughout 2006 and this has had an impact on ICE’s interest income. ICE’s investments during the three months ended September 30, 2006 also included more taxable investments which generally earn a higher pre-tax interest rate than the tax exempt investments that ICE primarily invested in during the six months ended June 30, 2006. Also, in connection with the change in ICE’s functional currency of the majority of the U.K. subsidiaries to the U.S. dollar on June 30, 2006, ICE converted the majority of its cash in the U.K. from pounds sterling denominated investments to U.S. dollar denominated investments. The majority of ICE’s U.K. pounds sterling investments had lower interest rates commensurate with the lower U.K. interest rates over the last 12 months. Interest expense decreased $312,000 from the prior period primarily due to the remaining $13.0 million outstanding balance under the Wachovia revolving credit agreement being paid off with a portion of the proceeds from ICE’s initial public offering of common stock in November 2005.

The increase in other income was partially offset by foreign currency transaction losses recognized during the nine months ended September 30, 2006. ICE recognized net foreign currency transaction losses of $516,000 for the nine months ended September 30, 2006 as compared to net foreign currency transaction gains of $1.3 million for the nine months ended September 30, 2005. The foreign currency transaction gains and losses primarily related to the settlement of foreign assets, liabilities and payables that occur through ICE’s foreign operations which are received in or paid in pounds sterling due to the increase or decrease in the period-end foreign currency exchange rates between periods. Through June 30, 2006, the functional currency of ICE’s foreign subsidiaries was pounds sterling. The average exchange rate of pounds sterling to the U.S. dollar increased from 1.8065 for the nine months ended September 30, 2005 to 1.8839 for the nine months ended September 30, 2006.

Income Taxes

Consolidated tax expense increased $38.2 million to $50.9 million for the nine months ended September 30, 2006 from $12.6 million for the comparable period in 2005, primarily due to the increase in ICE’s pre-tax income. ICE’s effective tax rate increased to 35.0% for the nine months ended September 30, 2006 from 33.1% for the comparable period in 2005. The effective tax rate for the nine months ended September 30, 2006 is lower than the statutory rate primarily due to tax exempt income and favorable state rates. The effective tax rate for the nine months ended September 30, 2005 is lower than the statutory rate primarily due to an increase in federal and state research and development tax credits.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Consolidated net income increased $18.5 million, or 84.1%, to $40.4 million for the year ended December 31, 2005 from $21.9 million for the comparable period in 2004. Net income from ICE’s futures business segment increased $4.1 million, or 29.8%, to $17.8 million for the year ended December 31, 2005 from $13.7 million for the comparable period in 2004, primarily due to higher transaction fees revenues, which were partially offset by $4.8 million in floor closure costs incurred in connection with the closure of ICE’s open-outcry trading floor. Net income from ICE’s OTC business segment increased $13.6 million to $18.3 million for the year ended December 31, 2005 from $4.7 million for the comparable period in 2004. Net income in ICE’s OTC business segment increased primarily due to significantly higher transaction fees revenues, which were substantially offset by a $15.0 million settlement expense incurred for the year ended December 31, 2005. Net income from ICE’s market data business segment increased $770,000, or 22.2%, to $4.2 million for the year ended December 31, 2005 from $3.5 million for the comparable period in 2004. Net income in ICE’s market data business segment increased primarily due to increased market data sales in its OTC business. Consolidated operating income, as a percentage of consolidated revenues, increased to 36.1% for the year ended December 31, 2005 from 29.9% for the comparable period in 2004. Consolidated net income, as a percentage of consolidated revenues, increased to 25.9% for the year ended December 31, 2005 from 20.2% for the comparable period in 2004.
ICE’s consolidated revenues increased $47.5 million, or 43.8%, to $155.9 million for the year ended December 31, 2005 from $108.4 million for the comparable period in 2004. This increase is primarily attributable to increased trading volumes on its electronic platform and increased non-transaction revenues, including market data fees. A significant factor driving its revenues and volume growth during this period was the continued growth in trading volumes of its cleared OTC contracts.

Consolidated operating expenses increased to $99.7 million for the year ended December 31, 2005 from $76.0 million for the comparable period in 2004, representing an increase of 31.1%. This increase is primarily attributable to higher compensation expenses during the year ended December 31, 2005 due to an increase in ICE’s employee headcount and an increase in its discretionary bonus accrual, floor closure costs of $4.8 million incurred in connection with its decision to close ICE’s open-outcry trading floor in London, and the $15.0 million litigation settlement payment made to EBS.

Revenues

Transaction Fees

Consolidated transaction fees increased $46.1 million, or 50.7%, to $137.0 million for the year ended December 31, 2005 from $90.9 million for the comparable period in 2004. Transaction fees, as a percentage of consolidated revenues, increased to 87.9% for the year ended December 31, 2005 from 83.9% for the comparable period in 2004.

Transaction fees generated in ICE’s futures business segment increased $11.7 million, or 25.7%, to $57.2 million for the year ended December 31, 2005 from $45.5 million for the comparable period in 2004, while declining as a percentage of consolidated revenues to 36.7% for the year ended December 31, 2005 from 42.0% for the comparable period in 2004. The increase in transaction fees was primarily due to an increase in ICE’s futures contract volumes. Futures contract volumes increased primarily due to increased liquidity brought by new market participants due to electronic trading and due to weather-related volatility. Volumes in its futures business segment increased 18.3% to 42.1 million contracts traded during the year ended December 31, 2005 from 35.5 million contracts traded during the comparable period in 2004. Average transaction fees per trading day increased 26.2% to $226,000 per trading day for the year ended December 31, 2005 from $179,000 per trading day for the comparable period in 2004.

Transaction fees generated in ICE’s OTC business segment increased $34.4 million, or 75.7%, to $79.8 million for the year ended December 31, 2005 from $45.4 million for the comparable period in 2004, primarily due to increased trading volumes. Transaction fees in this segment, as a percentage of consolidated revenues, increased to 51.2% for the year ended December 31, 2005 from 41.9% for the comparable period in 2004. The number of transactions or trades executed in ICE’s OTC business segment increased by 117.0% to 2.3 million trades for the year ended December 31, 2005 from 1.1 million trades for the comparable period in 2004. Average transaction fees per trading day increased 79.6% to $312,000 per trading day for the year ended December 31, 2005 from $174,000 per trading day for the comparable period in 2004. The increase in trades was partially offset by a 17.2% decrease in the average revenues per transaction for the year ended December 31, 2005 as compared to the comparable period in 2004. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller transaction sizes, and a change in the mix of contracts traded, with a larger number of contracts traded related to commodities with lower commission rates.

Increased volumes in ICE’s OTC business segment were primarily due to increased trading activity in North American natural gas and power markets as a result of the availability of cleared OTC contracts and the continued improvement in credit quality in the merchant energy sector, as well as increased liquidity brought by new market participants and weather-related volatility. Transaction fees generated by trading in North American natural gas contracts increased $30.9 million, or 106.3%, to $59.9 million for the year ended December 31, 2005 from $29.0 million for the comparable period in 2004. In addition, transaction fees generated by trading in North American power contracts increased $7.0 million, or 73.8%, to $16.4 million for the year ended December 31, 2005 from $9.5 million for the comparable period in 2004. The continued growth in trading volumes in OTC contracts can be attributed in part to the use of cleared OTC contracts, which eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. ICE believes that the introduction of OTC cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

The increase in transaction fees generated by trading in OTC North American natural gas and power contracts was partially offset by a decrease in transaction fees generated by ICE’s OTC global oil contracts. Transaction fees derived from trading in global oil contracts decreased $2.4 million, or 59.2%, to $1.6 million for the year ended December 31, 2005 from $4.0 million for the comparable period in 2004. This decrease is primarily attributable to entrenched competition in the OTC oil market, ICE’s waiver of commission fees on its West Texas Intermediate oil bullet swap contracts for the period from November 2004 through December 2005, and, to a lesser extent, limited sales and marketing resources committed to this market relative to that in its North American natural gas and power markets.

Revenues derived from electronic trade confirmation fees in ICE’s OTC business segment increased $791,000 to $1.6 million for the year ended December 31, 2005 from $789,000 for the comparable period in 2004. During the year ended December 31, 2005, 409,024 trades were matched through its electronic trade confirmation service, compared to 199,290 trades during the comparable period in 2004. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 1.0% for the year ended December 31, 2005 from 0.7% for the comparable period in 2004.

Revenues derived from order flow shortfall payments in ICE’s OTC business segment decreased $1.1 million from the year ended December 31, 2004 to the year ended December 31, 2005. This decrease was due to the expiration of the European gas order flow agreements as of December 31, 2004. No order flow agreements were in effect during the year ended December 31, 2005 and ICE does not expect to enter any order flow agreements in the future. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, were 1.0% for the year ended December 31, 2004.

Market Data Fees

Consolidated market data fees increased $2.3 million, or 19.1%, to $14.6 million for the year ended December 31, 2005 from $12.3 million for the comparable period in 2004. This increase was primarily due to increased market data fees in ICE’s OTC markets from the introduction of the market price validation service, and due to increased fees from market data access, view only screen access and end of day reports. The increase in market data access fee revenue was primarily due to the growth in fees received in ICE’s OTC business segment and, to a lesser extent, due to the growth in system user fees to ICE Futures members who access ICE’s electronic platform. The monthly weighted-average number of participants required to pay monthly market data access fees increased 16.5% to 247 for the year ended December 31, 2005 from 212 for the comparable period in 2004. ICE continued to increase both the number of participants subject to monthly market data access fees as well as the number of users accessing the platform at these participants. During the years ended December 31, 2005 and 2004, ICE recognized $2.6 million and $2.3 million, respectively, in monthly market data access fees in its OTC business segment and $389,000 and $341,000, respectively, in system user fees in its futures business segment. Market price validation was launched in March 2004 and 28 companies subscribed to this service as of December 31, 2005. The number of companies that subscribe to view only screen access increased 12.5% to 225 as of December 31, 2005 from 200 as of December 31, 2004. ICE also continued to enroll new individual monthly subscribers for these services within existing subscriber companies. Consolidated market data fees, as a percentage of consolidated revenues, decreased to 9.4% for the year ended December 31, 2005 from 11.3% for the comparable period in 2004.

Other Revenues

Consolidated other revenues decreased $971,000, or 18.6%, to $4.2 million for the year ended December 31, 2005 from $5.2 million for the comparable period in 2004. This decrease was primarily due to a $950,000 reduction in the communication charges and equipment rentals to ICE Futures members following the closure of ICE’s open-outcry trading floor. Consolidated other revenues, as a percentage of consolidated revenues, decreased to 2.7% for the year ended December 31, 2005 from 4.8% for the comparable period in 2004.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $5.7 million, or 18.9%, to $35.8 million for the year ended December 31, 2005 from $30.1 million for the comparable period in 2004. This increase was primarily due to an increase in ICE’s discretionary bonus accrual for the year ended December 31, 2005 as compared to the year ended December 31, 2004, and to a lesser extent, an increase in its employee headcount. During the year ended December 31, 2005, ICE had a month-end average of 200 employees, compared to a month-end average of 193 employees during the year ended December 31, 2004. ICE’s discretionary bonus expense increased due to improved operating results for the year ended December 31, 2005 as compared to the year ended December 31, 2004, due to the completion of its initial public offering of common stock and due to an increased number of employees receiving the bonus accrual. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 22.9% for the year ended December 31, 2005 from 27.7% for the comparable period in 2004 primarily due to its increased revenues.

Professional Services

Consolidated professional services expenses decreased $2.2 million, or 17.8%, to $10.1 million for the year ended December 31, 2005 from $12.3 million for the comparable period in 2004. This decrease was due to an aggregate decrease in legal fees related to litigation with NYMEX and EBS, the former of which was subsequently dismissed by a ruling in ICE’s favor on a motion for summary judgment, which is currently on appeal by NYMEX, and the latter of which was settled in the second quarter of 2005. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 6.5% for the year ended December 31, 2005 from 11.4% for the comparable period in 2004.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $2.3 million, or 13.7%, to $18.9 million for the year ended December 31, 2005 from $16.6 million for the comparable period in 2004. This increase was primarily due to the market-maker program that ICE initiated during 2004, an increase in royalty payments made to eSpeed, and increased marketing efforts relating to ICE’s transition to exclusive electronic trading in futures. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 12.1% for the year ended December 31, 2005 from 15.3% for the comparable period in 2004.

Floor Closure Costs

Consolidated floor closure costs were $4.8 million for the year ended December 31, 2005, due to the closure of ICE’s open-outcry trading floor in London in April 2005. Consolidated floor closure costs, as a percentage of consolidated revenues, were 3.1% for the year ended December 31, 2005. ICE did not have floor closure costs in the comparable period in 2004.

Settlement Expense

Consolidated settlement expense was $15.0 million for the year ended December 31, 2005, due to the payment made to settle litigation with EBS. Consolidated settlement expense, as a percentage of consolidated revenues, was 9.6% for the year ended December 31, 2005. ICE did not have settlement expenses in the comparable period in 2004.

Depreciation and Amortization

Consolidated depreciation and amortization expenses decreased $1.9 million, or 11.4%, to $15.1 million for the year ended December 31, 2005 from $17.0 million for the comparable period in 2004. This decrease was due to certain property and equipment purchased in 2001 with estimated useful lives of three years becoming fully depreciated over the course of 2004. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 9.7% for the year ended December 31, 2005 from 15.7% for the comparable period in 2004.

Other Income

Consolidated other income increased $2.5 million, or 185.4%, to $3.8 million for the year ended December 31, 2005 from $1.3 million for the comparable period in 2004. This increase primarily related to foreign currency transaction gains, partially offset by an increase of $476,000 in interest expense related to outstanding balances under the Wachovia revolving credit agreement.

ICE recognized net foreign currency transaction gains of $1.5 million for the year ended December 31, 2005 as compared to net foreign currency transaction losses of $1.4 million for the year ended December 31, 2004. The foreign currency transaction gains and losses primarily related to the revaluation of the U.S. dollar cash balances held by ICE’s foreign subsidiaries due to the increase or decrease in the period-end foreign currency exchange rates between periods. The functional currency of its foreign subsidiaries is pounds sterling. The period-end foreign currency exchange rate of pounds sterling to the U.S. dollar decreased 10.3% to 1.7188 as of December 31, 2005 from 1.9160 as of December 31, 2004.

Income Taxes

Consolidated tax expense increased $7.8 million, or 66.4%, to $19.6 million for the year ended December 31, 2005 from $11.8 million for the comparable period in 2004, primarily due to the increase in ICE’s pre-tax income. ICE’s effective tax rate decreased to 32.6% for the year ended December 31, 2005 from 34.9% for the comparable period in 2004. The effective tax rate for the year ended December 31, 2005 is lower than the statutory rate primarily due to an increase in anticipated federal and state research and development tax credits, and due to the $2.0 million tax benefit recognized on the repatriation of certain foreign earnings under the American Jobs Creation Act of 2004 (the “Jobs Act”). This was offset by a $2.0 million increase in ICE’s estimate of U.S. residual taxes due on the remaining undistributed earnings of ICE’s foreign subsidiaries. The decrease in the effective tax rate from the year ended December 31, 2004 to the year ended December 31, 2005 was also primarily due to an increase in anticipated research and development tax credits during the year ended December 31, 2005 as compared to the year ended December 31, 2004 and due to the Jobs Act tax benefit, partially offset by the increase in ICE’s residual taxes on the foreign undistributed earnings.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview

Consolidated net income increased $8.6 million, or 64.1%, to $21.9 million for the year ended December 31, 2004 from $13.4 million for the comparable period in 2003. During this period, net income from ICE’s futures business segment increased $1.7 million, or 13.9%, to $13.7 million for the year ended December 31, 2004 from $12.1 million for the comparable period in 2003, net income from ICE’s OTC business segment increased to $4.7 million for the year ended December 31, 2004 from a net loss of $2.0 million for the comparable period in 2003, and net income from ICE’s market data business segment increased $151,000, or

4.5%, to $3.5 million for the year ended December 31, 2004, from $3.3 million for the comparable period in 2003. Consolidated operating income, as a percentage of consolidated revenues, increased to 29.9% for the year ended December 31, 2004 from 20.2% for the comparable period in 2003. Consolidated net income, as a percentage of consolidated revenues, increased to 20.2% for the year ended December 31, 2004 from 14.3% for the comparable period in 2003.

ICE’s consolidated revenues grew by $14.7 million, or 15.6%, to $108.4 million for the year ended December 31, 2004 from $93.7 million for the comparable period in 2003. This increase is attributable to increased trading volumes on its electronic platform and increased non-transaction revenues, including market data fees and the Chicago Climate Exchange licensing, service and development fees. A significant factor driving ICE’s revenues and volume growth during this period was the growth in trading volumes of ICE’s cleared OTC contracts.

Consolidated operating expenses increased slightly to $76.0 million for the year ended December 31, 2004 from $74.8 million for the comparable period in 2003, representing an increase of 1.6%, compared to a 15.6% increase in consolidated revenues during the same period. Given the fixed nature of ICE’s operating expenses, ICE generally has been able to increase revenues through increased trading volumes while holding operating expenses relatively constant. This operating leverage has resulted in improved profitability and ICE believes is one of the key benefits of operating its electronic platform.

Revenues

Transaction Fees

Consolidated transaction fees increased $9.5 million, or 11.6%, to $90.9 million for the year ended December 31, 2004 from $81.4 million for the comparable period in 2003. Transaction fees, as a percentage of consolidated revenues, decreased to 83.9% for the year ended December 31, 2004 from 86.9% for the comparable period in 2003.

Transaction fees generated in ICE’s futures business segment increased $5.5 million, or 13.9%, to $45.5 million for the year ended December 31, 2004 from $40.0 million for the comparable period in 2003, while declining slightly as a percentage of consolidated revenues to 42.0% for the year ended December 31, 2004 from 42.6% for the comparable period in 2003. The absolute increase in transaction fees was primarily due to increased trading volumes and an increase in the pounds sterling to U.S. dollar exchange rate, partially offset by $2.3 million in fees rebated in November and December 2004 as part of ICE’s rebate program for ICE Brent Crude futures contracts traded electronically. Volumes in its futures business segment increased 6.6%, to 35.5 million contracts traded for the year ended December 31, 2004 from 33.3 million contracts traded for the comparable period in 2003. The average exchange rate of pounds sterling to the U.S. dollar increased 12.0%, to 1.8296 for the year ended December 31, 2004 from 1.6341 for the comparable period in 2003.

Transaction fees generated in ICE’s OTC business segment increased $3.9 million, or 9.5%, to $45.4 million for the year ended December 31, 2004 from $41.5 million for the comparable period in 2003, primarily due to increased trading volumes, which was partially offset by a reduction in its order flow shortfall payments. Transaction fees in this segment, as a percentage of consolidated revenues, decreased to 41.9% for the year ended December 31, 2004 from 44.2% for the comparable period in 2003. The number of transactions or trades executed in ICE’s OTC business segment increased by 55.1% to 1,061,629 trades for the year ended December 31, 2004 from 684,495 trades for the comparable period in 2003. The increase in trades was partially offset by a 17.9% decrease in the average revenues per transaction for the year ended December 31, 2004 as compared to the comparable period in 2003. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller contract sizes, and a change in the mix of contracts traded, with a larger number of contracts traded related to commodities with lower commission rates. Increased volumes in ICE’s OTC business segment were primarily due to increased trading volumes in North American natural gas and power markets as a result of the availability of cleared OTC contracts and the improvement in credit quality in the merchant energy sector, as well as increased liquidity brought by new market participants. Transaction fees generated by trading in North American natural gas contracts increased $12.2 million, or 72.7%, to $29.0 million for the year ended December 31, 2004 from $16.8 million for the comparable period in 2003. In addition, transaction fees generated by trading in North American power contracts increased $3.7 million, or 64.9%, to $9.5 million for the year ended December 31, 2004 from $5.7 million for the comparable period in 2003. The continued growth in trading volumes in cleared OTC contracts can be attributed to the following trends:

•	The use of cleared OTC contracts eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. ICE believes that the introduction of cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

•	The increase in participants in the markets for energy commodities trading has increased overall liquidity in ICE’s markets, particularly the liquidity of cleared North American natural gas and power contracts.

The increase in transaction fees generated by trading in OTC North American natural gas and power contracts was partially offset by a decrease in transaction fees generated by ICE’s OTC global oil contracts. Transaction fees derived from trading in global oil contracts decreased $4.8 million, or 54.8%, to $4.0 million for the year ended December 31, 2004 from $8.8 million for the comparable period in 2003. This decrease is attributable to several factors, including the expiration of order flow agreements in late 2002, the effect of which manifested itself in 2003 and 2004, entrenched competition in the OTC oil market and, to a lesser extent, limited sales and marketing resources committed to this market relative to that in ICE’s natural gas and power markets.

Revenues derived from order flow shortfall payments in ICE’s OTC business segment decreased $6.0 million, or 84.9%, to $1.1 million for the year ended December 31, 2004 from $7.1 million for the comparable period in 2003. This decrease was due to a $6.4 million shortfall payment recognized for the year ended December 31, 2003, partially offset by an increase of $365,000 in the 2004 European gas shortfall payments as compared to 2003 European gas shortfall payments. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, decreased to 1.0% for the year ended December 31, 2004 from 7.6% for the comparable period in 2003.

Revenues derived from electronic trade confirmation fees in ICE’s OTC business segment increased 378.3% from the year ended December 31, 2003 to the year ended December 31, 2004. During the year ended December 31, 2004, 199,290 trades were matched through its electronic trade confirmation service, compared to 64,383 trades for the comparable period in 2003. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 0.7% for the year ended December 31, 2004 from 0.2% for the comparable period in 2003.

Market Data Fees

Consolidated market data fees increased $2.7 million, or 27.7%, to $12.3 million for the year ended December 31, 2004 from $9.6 million for the comparable period in 2003. This increase was primarily due to increased market data fees in ICE’s OTC markets related to fees from market data access fees, ICE Data view only screen access and end of day reports, which ICE introduced in November 2002. Market data access fees increased primarily due to the growth in monthly fees received in its OTC business segment. The monthly weighted-average number of participants required to pay monthly market data access fees increased to 212 for the year ended December 31, 2004 from 143 for the comparable period in 2003. ICE continued to increase both the number of participants subject to monthly market data access fees as well as the number of users accessing the platform at these participants. During the years ended December 31, 2004 and 2003, ICE received $2.3 million and $1.7 million, respectively, in monthly market data access fees in ICE’s OTC business segment and $341,000 and $183,000, respectively, in system user fees in its futures business segment. The number of companies that subscribe for ICE Data view only screen access increased to 200 as of December 31, 2004 from 185 as of December 31, 2003. ICE also continued to enroll new monthly subscribers for these services within these companies. In March 2004, ICE also launched a data service known as market price validation, which provides monthly price validation curves, and 21 companies subscribed to this service as of December 31, 2004. Consolidated market data fees, as a percentage of consolidated revenues, increased to 11.3% for the year ended December 31, 2004 from 10.3% for the comparable period in 2003.

Other Revenues

Consolidated other revenues increased $2.5 million to $5.2 million for the year ended December 31, 2004 from $2.7 million for the comparable period in 2003. This increase was primarily due to increased licensing, service and technology development fees charged to the Chicago Climate Exchange and increased communication charges in ICE’s futures business segment. Consolidated other revenues, as a percentage of consolidated revenues, increased to 4.8% for the year ended December 31, 2004 from 2.9% for the comparable period in 2003.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $3.8 million, or 14.6%, to $30.1 million for the year ended December 31, 2004 from $26.2 million for the comparable period in 2003. This increase was primarily due to the increase in ICE’s employee headcount and an increase in its discretionary bonus payments. ICE’s discretionary bonus payments increased primarily due to improved operating results in 2004 as compared to 2003 and an increased number of employees receiving a bonus in 2004. As of December 31, 2004, ICE had 200 employees, compared to 186 employees as of December 31, 2003. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 27.7% for the year ended December 31, 2004 from 28.0% for the comparable period in 2003.

Professional Services

Consolidated professional services expenses decreased $754,000, or 5.8%, to $12.3 million for the year ended December 31, 2004 from $13.1 million for the comparable period in 2003. This decrease was primarily due to the renegotiation of a major vendor consulting contract in 2004 that substantially reduced fees incurred in ICE’s futures business segment, as well as to the replacement of contractors with permanent staff over the course of 2004. These reduced professional services expenses were partially offset by an increase in legal fees primarily related to litigation with NYMEX and EBS. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 11.4% for the year ended December 31, 2004 from 13.9% for the comparable period in 2003.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $425,000, or 2.6%, to $16.6 million for the year ended December 31, 2004 from $16.2 million for the comparable period in 2003. This increase was due to the market-maker program that ICE initiated during 2004, partially offset by a decrease in cost of hosting expenses, which was primarily due to reduced costs associated with ICE’s move to an Internet-based platform from a private network connection in early 2003. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 15.3% for the year ended December 31, 2004 from 17.3% for the comparable period in 2003.

Depreciation and Amortization

Consolidated depreciation and amortization expenses decreased $2.3 million, or 12.0%, to $17.0 million for the year ended December 31, 2004 from $19.3 million for the comparable period in 2003. This decrease was due to certain property and equipment purchased in 2000 and 2001 with estimated useful lives of three years becoming fully depreciated over the course of 2003 and 2004, as well as to ICE’s decision to extend the useful lives of certain of its property and equipment during 2004. In the first quarter of 2004, it extended the remaining estimated useful lives of various computer hardware property and equipment to December 2005. The majority of these assets had estimated useful lives that ended in March 2005. The decision to increase the estimated useful lives of these assets was based on internal analysis that indicated that the useful lives of these assets would extend beyond the original estimate of three years. The original three-year life was based on information available in 2002. However, given ICE’s limited operating history, the information available in 2002 did not include prior experience of the useful lives of this property and equipment to include in its initial estimate. The change in estimated useful lives had the impact of delaying the recognition of $676,000 of depreciation expense from 2004 to 2005. ICE will continue to review the remaining estimated useful lives of its property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful life of an asset has changed. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 15.7% for the year ended December 31, 2004 from 20.6% for the comparable period in 2003.

Other Income (Expense)

Consolidated other income increased $380,000, or 40.1%, to $1.3 million for the year ended December 31, 2004 from $948,000 for the comparable period in 2003. This increase primarily related to an increase of $1.2 million in interest income, partially offset by an increase of $754,000 in foreign currency transaction losses. The increase in interest income was primarily due to the increase in the cash balances in 2004 compared to 2003, as well as to ICE’s cash earning a higher return during the year ended December 31, 2004 compared to the comparable period in 2003. The average monthly ending cash balance for the year ended December 31, 2004, including cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments, was $100.7 million, compared to $78.4 million for the comparable period in 2003. ICE’s average interest rate for the year ended December 31, 2004 was 2.9%, compared to 2.2% for the comparable period in 2003.

The foreign currency transaction losses primarily related to the revaluation of the U.S. dollar cash balances held by ICE’s foreign subsidiaries due to the increase in the period-end foreign currency exchange rates during 2004. The functional currency of ICE’s foreign subsidiaries is pounds sterling. Foreign currency transaction losses increased to $1.4 million for the year ended December 31, 2004 from $644,000 for the comparable period in 2003. The year-end foreign currency exchange rate of pounds sterling to the U.S. dollar increased 7.4% to 1.9160 as of December 31, 2004 from 1.7846 as of December 31, 2003. As of December 31, 2004, ICE’s foreign subsidiaries held $20.6 million in U.S. dollar denominated cash balances, compared to $4.7 million as of December 31, 2003.

Income Taxes

Consolidated tax expense increased $5.3 million, or 81.4%, to $11.8 million for the year ended December 31, 2004 from $6.5 million for the comparable period in 2003 primarily due to the increase in ICE’s pre-tax income. ICE’s effective tax rate increased to 34.9% for the year ended December 31, 2004 from 32.7% for the comparable period in 2003. The effective tax rates for the years ended December 31, 2003 and 2004 are lower than the statutory rate primarily due to the impact of federal and state research and development tax credits. The increase in the effective tax rate from the year ended December 31, 2003 to the year ended December 31, 2004 was primarily due to lower tax credits taken during the year ended December 31, 2004 and higher state income taxes for the year ended December 31, 2004.

Quarterly Results of Operations

The following table sets forth quarterly unaudited condensed consolidated statements of income (loss) for the periods presented. ICE believes that this data has been prepared on substantially the same basis as its audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of its consolidated results of operations for the quarters presented. This unaudited condensed consolidated quarterly data should be read together with its consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement. The historical results for any quarter do not necessarily indicate the results expected for any future period.

	Three Months Ended,
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005(1)	June 30, 2005(2)
	(In thousands)
Revenues:
Transaction fees, net:
Futures:
ICE Brent Crude futures	$17,356	$15,290	$13,476	$10,715	$11,731	$10,390
ICE Gas Oil futures	7,782	5,476	5,138	4,188	4,008	3,254
ICE WTI Crude futures	11,424	8,295	—	—	—	—
Other futures products and options	626	511	345	316	304	226
OTC:
North American natural gas	36,955	26,369	18,323	16,566	18,466	14,008
North American power	8,088	6,411	4,833	3,734	5,177	4,287
Other commodities markets	717	410	438	287	536	475
Electronic trade confirmation services	989	895	682	390	437	395
Market data fees	9,749	8,819	6,022	3,972	3,728	3,460
Other	976	1,115	1,025	1,094	858	1,035

Total revenues	94,662	73,591	50,282	41,262	45,245	37,530

Operating expenses:
Compensation and benefits	12,987	11,932	10,617	9,938	9,416	8,513
Professional services	2,798	3,235	2,690	1,950	2,424	2,551
Patent royalty	3,151	2,198	1,014	565	603	297
Selling, general and administrative	7,017	5,501	5,120	4,246	4,268	4,531
Floor closure costs	—	—	—	—	—	4,814
Settlement expense	—	—	—	—	—	15,000
Depreciation and amortization	3,327	3,309	3,188	3,655	3,673	3,797

Total operating expenses	29,280	26,175	22,629	20,354	20,384	39,503

Operating income (loss)	65,382	47,416	27,653	20,908	24,861	(1,973)
Other income, net	2,731	853	1,108	911	715	1,173
Income tax expense (benefit)	24,467	17,302	9,097	6,959	8,755	(659)

Net income (loss)	$43,646	$30,967	$19,664	$14,860	$16,821	$(141)

(1)	The increase in the quarter ended September 30, 2005 revenues and net income is due in part to increased trading volume relating to extreme weather conditions, including two major hurricanes in the United States.
(2)	The financial results for the three months ended June 30, 2005 include $4.8 million in expenses incurred relating to the closure of ICE’s open-outcry trading floor in London, and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, net of taxes, its net income for the three months ended June 30, 2005 would have been $12.6 million. See “—Non-GAAP Financial Measures.”

Liquidity and Capital Resources

Since ICE’s inception on May 11, 2000, it has financed its operations, growth and cash needs primarily through income from operations, borrowings under its related-party loan agreement and borrowings under its revolving credit facility. ICE’s principal capital requirements have been to fund:

•	capital expenditures;

•	working capital;

•	strategic acquisitions; and

•	marketing and development of its electronic platform.

In the future, ICE may incur additional debt or issue equity securities in connection with strategic acquisitions, joint ventures or other types of investments.

Cash and Cash Equivalents, Short-term Investments, Restricted Cash and Restricted Short-Term Investments

ICE had consolidated cash and cash equivalents of $70.2 million, $20.0 million and $61.2 million as of September 30, 2006 and December 31, 2005 and 2004, respectively. ICE had $178.0 million, $111.2 million and $5.7 million in short-term investments as of September 30, 2006 and December 31, 2005 and 2004, respectively, $2.3 million in long-term investments as of December 31, 2005 and $15.7 million, $12.6 million and $18.4 million in restricted cash as of September 30, 2006 and December 31, 2005 and 2004, respectively. ICE considers all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents. It classifies all investments with original maturity dates in excess of three months and with maturities less than one year as short-term investments. It classifies all investments that it intends to hold for more than one year as long-term investments. It classifies all cash that is not available for general use, either due to Financial Services Authority requirements or through restrictions in specific agreements, as restricted cash. The increase in short-term investments during the nine months ended September 30, 2006 were primarily due to the $84.1 million in cash flows from operations generated during the nine months ended September 30, 2006 and due to the $60.5 million in net cash and cash equivalents being used to purchase investments during the nine months ended September 30, 2006.

ICE invests a portion of its cash in excess of short-term operating needs in investment-grade marketable debt securities and municipal bonds through a third-party asset management company. It also invests a portion of its cash in excess of short-term operating needs in U.S. AAA rated 28-day Auction Rate Securities, or ARS. ICE classifies these investments as available-for-sale in accordance with Statement of Financial Accounting Standards, or SFAS, 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale investments are carried at their fair values with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. Realized gains and losses, and declines in value deemed to be other-than-temporary on available-for-sale investments, are recognized currently in earnings. ICE does not have any investments classified as held-to-maturity or trading.

In July 2005, ICE entered into an agreement with a third-party asset management company to manage its cash over a predetermined operating cash threshold for an agreed upon fee. The agreement specifies ICE’s investment objectives, as well as guidelines for and restrictions on investments. The investment objectives are to maximize income, preserve principal value, invest in high-quality investment grade securities and to maintain adequate liquidity to meet account demands. The investments guidelines limit the types of investments that the third party asset management company can enter into based on pre-approved guidelines relating to types of securities, amount of investments and maturity.

ARS are long-term instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for

ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though ICE only purchases 28-day auction rate issues, ICE is required to classify these securities as short-term investments instead of cash and cash equivalents as the original maturity of the ARS is in excess of three months. The ARS investments are classified as current assets based on ICE’s intent and ability to use these investments as necessary for short-term requirements.

ICE had $11.8 million, $10.9 million and $12.4 million in restricted cash held at ICE Futures as of September 30, 2006 and December 31, 2005 and 2004, respectively. The Financial Services Authority requires ICE Futures, as a Recognized Investment Exchange, to restrict the use of the equivalent of six months’ operating expenditures in cash or cash equivalents at all times. ICE’s subsidiary, ICE Markets Limited, or ICE Markets, is authorized and regulated by the Financial Services Authority as an arranger of deals in investments and as an agency broker. The Financial Services Authority requires ICE Markets to maintain a minimum level of financial resources, which is calculated annually on the basis of 25% of the relevant annual expenditures, adjusted for any illiquid assets. As of September 30, 2006 and December 31, 2005 and 2004, ICE had $2.6 million, $1.7 million and $1.0 million, respectively, in restricted cash held at ICE Markets.

In June 2001, when ICE acquired ICE Futures (formerly known as the International Petroleum Exchange), $24.0 million of cash collateral was pledged by certain shareholders to secure a letter of credit issued to support ICE’s redemption obligations in respect of its Class B redeemable common stock, which it issued as a portion of its payment to the sellers. This cash was held in a facility that was controlled by its shareholders and originally was not reflected in its consolidated financial statements. In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. ICE adopted FIN 46 in November 2003. Given ICE’s ability to receive all of the variable interest entity’s expected residual losses and returns, ICE was considered the primary beneficiary under FIN 46 and ICE was required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity was to increase restricted short-term investments by $24.0 million and to increase additional paid-in capital by $24.0 million in 2003. In November 2004, in connection with the redemption of ICE’s Class B redeemable common stock, the letter of credit was paid for the benefit of the holders of ICE’s Class B redeemable common stock and the $24.0 million was released to the letter of credit bank. ICE has no further obligation or interest in respect of this arrangement.

In November 2004, ICE entered into a $25.0 million revolving credit agreement with Wachovia Bank, National Association, or Wachovia, which was amended on October 18, 2005 to increase the amount it may borrow to an aggregate principal amount of up to $50.0 million. ICE was required to maintain a $5.0 million money market account with Wachovia until it had transferred its primary domestic and international deposit accounts to Wachovia. As of December 31, 2004, this $5.0 million balance was reflected as restricted cash. In June 2005, ICE transferred its accounts to Wachovia. ICE is no longer required to maintain a money market account, and as of December 31, 2005, the balance is no longer reflected as restricted cash.

In August 2006, ICE entered into an agreement with a third-party to sell its former disaster recovery site in London. Prior to the closure of ICE’s open-outcry floor in London, the building was used as a backup open-outcry trading facility. ICE now operates only the electronic trading platform and no longer has a need for this type of open-outcry facility. On August 22, 2006, ICE received a formal offer of $12.6 million on the sale of the building and land, as well as a non-refundable deposit of $1.3 million. The deposit was recorded as deferred revenue, and is included in restricted cash in the unaudited balance sheet as of September 30, 2006. As of September 30, 2006, the net book value of the building and land, which is included in the futures business segment, is $3.7 million and is classified as asset held for sale in the unaudited balance sheet as of September 30, 2006. The sale is expected to be completed in February 2007 at which time final payment will be made and a net gain on disposal of an asset of approximately $8.6 million is expected to be recognized.

Cash Flow

The following tables present, for the periods indicated, the major components of net increases (decreases) in cash and cash equivalents:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)
Net cash provided by (used in):
Operating activities	$84,114	$29,490	$49,812	$40,161	$27,093
Investing activities	(76,674)	(38,071)	(117,120)	(4,777)	(18,131)
Financing activities	39,879	(15,116)	30,329	(20,324)	(1,324)
Effect of exchange rate changes	2,861	(3,268)	(4,218)	1,226	3,648

Net increase (decrease) in cash and cash equivalents	$50,180	$(26,965)	$(41,197)	$16,286	$11,286

Operating Activities

Consolidated net cash provided by operating activities was $84.1 million and $29.5 million for the nine months ended September 30, 2006 and 2005, respectively, and $49.8 million, $40.2 million and $27.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization and the effects of changes in working capital. Fluctuations in net cash provided by operating activities are primarily attributable to increases and decreases in ICE’s net income between periods and, to a lesser extent, due to fluctuations in working capital. The $54.6 million increase in net cash provided by operating activities for the nine months ended September 30, 2006 from the comparable period in 2005 is primarily due to the $38.0 million increase in the OTC business segment’s net income and the $24.7 million increase in the futures business segment’s net income for the nine months ended September 30, 2006 from the comparable period in 2005, partially offset by $25.2 million in excess tax benefits from stock-based compensation for the nine months ended September 30, 2006. The $9.7 million increase in net cash provided by operating activities for the year ended December 31, 2005 from the comparable period in 2004 is primarily due to the $13.6 million increase in the OTC business segment’s net income and the $4.1 million increase in the futures business segment’s net income for the year ended December 31, 2005 from the comparable period in 2004. The $13.1 million increase in net cash provided by operating activities for the year ended December 31, 2004 from the comparable period in 2003 is primarily due to the $6.7 million increase in the OTC business segment’s net income for the year ended December 31, 2004 from the comparable period in 2003, the $1.7 million increase in the futures business segment’s net income and the net increases in accrued salaries and benefits and other accrued liabilities for the same period.

Investing Activities

Consolidated net cash used in investing activities was $76.7 million and $38.1 million for the nine months ended September 30, 2006 and 2005, respectively, and $117.1 million, $4.8 million and $18.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. These activities primarily relate to sales and purchases of available-for-sale investments, capital expenditures in each period for software, including internally developed software, and for computer and network equipment. ICE had a net (increase) decrease in investments classified as available-for-sale of ($60.5 million) and ($34.6 million) for the nine months ended September 30, 2006 and 2005, respectively, and ($107.8 million), $6.5 million and ($7.9 million) for the years ended December 31, 2005, 2004 and 2003, respectively. ICE had a net (increase) decrease in restricted cash of ($3.1 million) and $5.3 million for the nine months ended September 30, 2006 and 2005, respectively, and $4.4 million, ($4.7 million) and ($2.8 million) for the years ended December 31, 2005, 2004 and 2003, respectively, due to changes in the restricted cash balances between periods. ICE incurred capitalized software development costs of $4.7 million and $4.0 million for the nine months ended September 30, 2006 and 2005, respectively, and $5.1 million, $4.8 million and $5.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. ICE had additional capital expenditures of $8.4 million and $4.8 million for the nine months ended September 30, 2006 and 2005, respectively, and $8.6 million, $1.7 million and $1.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. The additional capital expenditures primarily relate to hardware purchases to continue the development and expansion of ICE’s electronic platform.

Financing Activities

Consolidated net cash provided by (used in) financing activities was $39.9 million and ($15.1 million) for the nine months ended September 30, 2006 and 2005, respectively, and $30.3 million, ($20.3 million) and ($1.3 million) for the years ended December 31, 2005, 2004 and 2003, respectively. ICE received proceeds from the exercise of common stock options of $14.4 million and $610,000 for the nine months ended September 30, 2006 and 2005, respectively. ICE recognized excess tax benefits from stock-based compensation of $25.2 million for the nine months ended September 30, 2006. Consolidated net cash used in financing activities for the nine months ended September 30, 2005 primarily relates to $12.0 million in repayments under the revolving credit facility with Wachovia and $3.2 million in costs incurred relating to ICE’s initial public offering of common stock. The increase in consolidated net cash provided by financing activities for the year ended December 31, 2005 primarily relates to the $55.1 million in net proceeds received from the issuance of ICE’s common stock in the initial public offering in November 2005, partially offset by the repayment of ICE’s $25.0 million revolving credit facility. Consolidated net cash used in financing activities for the year ended December 31, 2004 primarily relates to $43.5 million paid in connection with the redemption of the Class B redeemable common stock, partially offset by $25.0 million in cash drawn down under its revolving credit facility. ICE also had payments on capital lease obligations, primarily related to computer and network equipment, of $482,000, $1.6 million and $1.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Loan Agreements

ICE entered into its revolving credit agreement with Wachovia on November 17, 2004, which it amended on October 18, 2005. Under the amended Wachovia revolving credit facility, it may borrow an aggregate principal amount of up to $50.0 million at any time through November 17, 2007. The facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis, which as of September 30, 2006 was 0.15%.

Loans under the Wachovia facility bear interest on the principal amounts outstanding at LIBOR plus an applicable margin rate, which was 0.85% as of September 30, 2006. ICE has the option to select the interest rate and interest period applicable to any loans at the time of borrowing, which can be either a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loans is payable monthly and the interest on the LIBOR rate loans is payable on the last day of each interest period generally.

On November 23, 2004, ICE borrowed the entire $25.0 million then available under the Wachovia facility to fund a portion of the $67.5 million redemption of its Class B redeemable common stock. As of December 31, 2004, $13.0 million was held in a six-month LIBOR rate loan with a locked in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate at December 31, 2004, including the applicable margin rate, of 3.25%. The $12.0 million LIBOR market index loan was repaid in January 2005 and the remaining $13.0 million outstanding balance was repaid in November 2005.

The facility also contains affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, external debt and other fundamental changes to ICE’s business. ICE historically has been and is currently in compliance with the financial covenants of its credit facility. Currently, it has no borrowings outstanding under the facility.

Future Capital Requirements

ICE’s future capital requirements will depend on many factors, including the rate of its trading volume growth, required technology initiatives, regulatory compliance costs, the expansion of sales and marketing activities, the timing and introduction of new products and enhancements to existing products, and the continuing market acceptance of ICE’s electronic platform. ICE currently expects to make capital expenditures ranging between $15.0 million and $20.0 million in 2007 to support the continued expansion of its futures, OTC and market data businesses. It expects that these expenditures will focus on the further expansion of its electronic futures and OTC participant base, the expansion of distribution opportunities through the possible acquisition of existing businesses, the expansion of products in its market data services business, and the provision of back office service systems as well as technical improvements to, and enhancements of, its existing systems, products and services. ICE expects its capitalized software development costs to remain relatively consistent with its 2005 software development costs.

ICE believes that cash flows from operations and the net proceeds of its November 2005 initial public offering will be sufficient to fund its working capital needs and capital expenditure requirements at least through the end of 2007. Its $50.0 million revolving credit agreement is currently the only agreement or arrangement that it has with third parties to provide it with sources of liquidity and capital resources. It currently has no borrowings under this revolving credit agreement. ICE plans to finance the $400 million of cash consideration payable by ICE in the merger through existing working capital and debt. ICE cannot assure you that it will be able to obtain any such financing on acceptable terms or at all.

Off-Balance Sheet Entities

ICE currently does not have any relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commercial Commitments

The following table presents, for the periods indicated, ICE’s contractual obligations (which it intends to fund from operations) and commercial commitments as of December 31, 2005:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Contractual Obligations:
Operating leases	$4,366	$2,149	$2,192	$25	$—
eSpeed licensing agreement(1)	2,000	2,000	—	—	—

Total contractual cash obligations	$6,366	$4,149	$2,192	$25	$—

(1)	The eSpeed licensing agreement also includes a quarterly royalty payment that is based on trading volume. The royalty payments were $6.4 million, $1.5 million, $32,000 and $14,000 for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. The remaining 2006 through February 2007 royalty payment estimates have not been included in the above estimates.

Non-GAAP Financial Measures

ICE provides adjusted net income, adjusted earnings per common share on adjusted net income and adjusted earnings per common share on net income as additional information regarding its operating results. It uses these non-GAAP measures internally to evaluate its performance and in making financial and operational decisions. It believes that its presentation of these measures provides investors with greater transparency and supplemental data relating to its financial condition and results of operations. In addition, it believes the presentation of these measures is useful for period-to-period comparison of results because the floor closure costs and the settlement expense described below do not reflect historical operating performance. While adjustments to the redeemable stock put described below have been recorded in prior years, they were recorded while the redeemable stock put remained outstanding, which was terminated in November 2005. These measures are not in accordance with, or an alternative to, GAAP, and may be different from non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating its business. ICE strongly recommends that investors review the GAAP financial measures included in this prospectus/proxy statement, including ICE’s consolidated financial statements and the notes thereto.

ICE’s management uses adjusted net income and adjusted earnings per share as financial measures to evaluate the performance of its business. When viewed with its GAAP results and the accompanying reconciliation, ICE believes adjusted net income and adjusted earnings per share provide a more complete understanding of factors affecting its business than GAAP measures alone. Management uses adjusted net income and adjusted earnings per share to evaluate operating performance and management decisions made during the reporting period by excluding certain items that it believes have less significance on the day-to-day performance of its business. ICE’s internal budgets are based on adjusted net income and adjusted earnings per share, and it communicates its adjusted net income and adjusted earnings per share to its board of directors. In addition, adjusted net income and adjusted earnings per share are among the criteria used in determining performance-based compensation. ICE understands that analysts and investors regularly rely on non-GAAP financial measures, such as adjusted net income and adjusted earnings per share, to assess operating performance. Adjusted net income and adjusted earnings per share may be helpful in more clearly highlighting trends in ICE’s business that may not otherwise be apparent when relying solely on GAAP financial measures, since adjusted net income and adjusted earnings per share eliminate from its results specific financial items that have less bearing on its operating performance.

Adjusted Net Income

Adjusted net income is calculated by adding net income and two nonrecurring items, floor closure costs and settlement expense, presented net of tax. ICE does not believe these items are representative of its future operating performance since both costs were incurred for specific reasons outside of historical operations. ICE considers floor closure costs a nonrecurring expense, since it no longer maintain an open-outcry trading floor due to its full transition to electronic futures trading. ICE believes that a settlement expense is an infrequent and unusual expense and is not representative of historical operating performance because it has not incurred a similar expense within the prior two years and does not expect it to recur within the next two years.

Adjusted Earnings Per Share—Redeemable Stock Put

Adjusted earnings per common share are calculated as (i) net income divided by the weighted average common shares outstanding and (ii) adjusted net income divided by the weighted average common shares outstanding. These calculations exclude the redemption adjustments relating to the redeemable stock put, which are used to determine the net income available to common shareholders. While the redemption adjustments to retained earnings have been recorded in prior periods, no further adjustments will be recorded following the termination of the redeemable stock put in connection with ICE’s initial public offering. As a result, ICE believes that it is appropriate to exclude this non-cash item to provide shareholders with an adjusted earnings per share calculation. ICE has no plans to issue a redeemable stock put in the future.

The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. ICE’s outstanding stock options have not been included in the computation of diluted earnings per share in 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, ICE’s diluted earnings per share are computed in the same manner as basic earnings per share in 2005. When the redeemable stock put adjustments are excluded from the calculation of earnings per share, the dilutive stock options need to be included in the calculation of dilutive earnings per share due to the resulting net income of $40.4 million in 2005.

The presentation below compares ICE’s operating performance for the current periods, as adjusted, to its normal operating performance in the comparable prior periods. The following table reconciles net income (loss) to adjusted net income, net loss available to common shareholders to net income, diluted weighted average common shares outstanding to adjusted diluted weighted average common shares outstanding, and calculates adjusted earnings per common share.

	Consolidated		Futures Segment	OTC Segment	Consolidated
	Year Ended December 31, 2005	Three Months Ended June 30, 2005	Year Ended December 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2003
	(In thousands, except per share amounts)
Net income (loss)	$40,410	$(141)	$17,838	$18,335
Add: Floor closure costs	4,814	4,814	4,814	—
Add: Settlement expense	15,000	15,000	—	15,000
Less: Effective tax rate benefit of floor closure costs and settlement expense	(7,119)	(7,119)	(1,685)	(5,434)

Adjusted net income	$53,105	$12,554	$20,967	$27,901

Net income (loss) available to common shareholders	$(20,909)				$19,987
Add: Redemption adjustments to redeemable stock put	61,319				(8,378)

Net income	$40,410				$11,609

Diluted weighted average common shares outstanding	53,218
Effect of dilutive stock options	1,230

Adjusted diluted weighted average common shares outstanding	54,448

Adjusted earnings per common share on adjusted net income:
Basic	$1.00

Adjusted diluted	$0.98

Adjusted earnings per common share on net income:
Basic	$0.76				$0.21

Adjusted diluted	$0.74				$0.21

Weighted average common shares outstanding:
Basic	53,218				54,329

Adjusted diluted	54,448				54,640

There were no redemption adjustments to the redeemable stock put during the year ended December 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk

ICE is exposed to market risk in the ordinary course of business. This market risk consists primarily of interest rate risk associated with its cash and cash equivalents, short-term investments, restricted cash, long-term investments and foreign currency exchange rate risk.

Interest Rate Risk

ICE has exposure to market risk for changes in interest rates relating to its cash and cash equivalents, short-term and long-term investments, and restricted cash. As of September 30, 2006 and December 31, 2005 and 2004, its cash and cash equivalents, short-term and long-term investments and restricted cash, were $263.9 million, $146.1 million and $85.3 million, respectively, of which $19.3 million, $35.9 million and $46.0 million, respectively, were denominated in pounds sterling. Due to the conservative nature of ICE’s investment portfolio, which is structured with a focus on capital preservation, ICE would not expect its operating results or cash flows to be significantly affected by changes in market interest rates. ICE does not use its investment portfolio for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk

The revenues, expenses and financial results of ICE Futures and the other U.K. subsidiaries have historically been denominated in pounds sterling, the functional currency of ICE’s U.K. subsidiaries. ICE had foreign currency translation risk equal to its net investment in its subsidiaries. The financial statements of its U.K. subsidiaries were translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of shareholders’ equity. As of September 30, 2006 and December 31, 2005 and 2004, the portion of its shareholders’ equity attributable to accumulated other comprehensive income from foreign currency translation was $29.9 million, $21.3 million and $37.0 million, respectively. The period-end foreign currency exchange rate for pounds sterling to the U.S. dollar increased from 1.7846 as of December 31, 2003 to 1.9160 as of December 31, 2004. The foreign currency exchange rate decreased to 1.7188 as of December 31, 2005 and increased to 1.8716 as of September 30, 2006.

Effective as of July 1, 2006, the functional currency of the majority of ICE’s U.K. subsidiaries became the U.S. dollar. The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, it is the currency of the environment in which an entity primarily generates and expends cash. Once the functional currency as of a foreign entity is determined, that determination should be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. A change in functional currency should be accounted for prospectively, and previously issued financial statements should not be restated for a change in functional currency. In addition, if the functional currency changes from a foreign currency to the reporting currency, as is the case with ICE, translation adjustments for prior periods should not be removed from equity and the translated amounts for non-monetary assets as the end of the prior period become the accounting basis for those assets in the period of change and subsequent periods. The functional currency switched based on various economic factors and circumstances, including the fact that beginning in the second quarter of 2006, ICE Futures began to charge and collect exchange fees in U.S. dollars rather than pounds sterling in its key futures contracts, including crude oil and heating oil contracts. ICE will no longer recognize any translation adjustments in the consolidated financial statements subsequent to June 30, 2006 for those U.K. subsidiaries that will switch their functional currency to the U.S. dollar. However, gains and losses from foreign currency transactions will continue to be included in other income (expense) in the consolidated statements of income.

ICE has foreign currency transaction risk related to the settlement of foreign assets, liabilities and payables that occur through ICE’s foreign operations which are received in or paid in pounds sterling due to the increase or decrease in the period-end foreign currency exchange rates between periods. ICE had foreign currency transaction gains (losses) of ($516,000) and $1.3 million for the nine months ended September 30, 2006 and 2005, respectively, and $1.5 million, ($1.4 million) and ($644,000) for the years ended December 31, 2005, 2004 and 2003, respectively, primarily attributable to the fluctuations of pounds sterling relative to the U.S. dollar. The average exchange rate of pounds sterling to the U.S. dollar increased from 1.6341 for the year ended December 31, 2003 to 1.8296 for the year ended December 31, 2004, decreased to 1.8128 for the year ended December 31, 2005 and increased to 1.8839 for the nine months ended September 30, 2006. The effect of an immediate 10% increase in the exchange rates would result in a transaction loss of $390,000 in other income (expense) as of September 30, 2006.

ICE has historically generated a significant portion of its revenues from sales to participants located outside of the United States, principally in the United Kingdom. Of its consolidated revenues, 9.4% and 38.3% were denominated in pounds sterling for the nine months ended September 30, 2006 and 2005, respectively, and 38.3%, 46.1% and 47.1% were denominated in pounds sterling for the years ended December 31, 2005, 2004 and 2003, respectively. Of its consolidated operating expenses, 30.5% and 35.5% were denominated in pounds sterling for the nine months ended September 30, 2006 and 2005, respectively, and 48.1%, 44.4% and 40.0% were denominated in pounds sterling for the years ended December 31, 2005, 2004 and 2003, respectively. As the pounds sterling exchange rate changes, the U.S. equivalent of revenues and expenses denominated in foreign currencies changes accordingly. Beginning in the second quarter of 2006, ICE began to charge exchange fees in U.S. dollars rather than in pounds sterling in its key futures contracts, including crude oil and heating oil contracts. All sales in ICE’s business are now denominated in U.S. dollars, except for some small futures contracts in its futures business segment. ICE may experience substantial gains or losses from foreign currency transactions in the future given there are still net assets and expenses of ICE’s U.K subsidiaries that are denominated in pounds sterling. ICE’s U.K. operations in some instances function as a natural hedge because ICE generally holds an equal amount of monetary assets and liabilities that are denominated in pounds sterling.

In the past, ICE has historically entered into hedging transactions to help mitigate its foreign exchange risk exposure. During 2004 and 2003, it entered into foreign currency hedging activities primarily to protect its net investment in its foreign subsidiaries. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, ICE is required to recognize all derivative financial instruments as either assets or liabilities on its consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments is recognized in earnings. ICE does not hold or issue any derivative financial instruments for trading purposes.

Impact of Inflation

ICE has not been adversely affected by inflation as technological advances and competition have generally caused prices for the hardware and software that it uses for its electronic platform to remain constant or to decline. In the event of inflation, it believes that it will be able to pass on any price increases to its participants, as the prices that it charges are not governed by long-term contracts.

Recently Adopted Accounting Pronouncements

Prior to January 1, 2006, ICE accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, as allowed under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Under the intrinsic value method, no stock-based compensation expenses have been recognized in ICE’s consolidated statements of income for stock options because the exercise price of ICE’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

On January 1, 2006, ICE adopted SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. ICE adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. ICE’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, ICE’s consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

As stock-based compensation expenses recognized in the unaudited consolidated statement of income for the nine months ended September 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. At the adoption of SFAS No. 123(R), ICE is required to record a cumulative adjustment to reverse compensation costs that would not have been recorded if forfeitures had been estimated in prior periods. Therefore, ICE recorded a cumulative adjustment of $440,000 for the nine months ended September 30, 2006 to reduce compensation costs that were actually recognized in its consolidated financial statements during 2004 and 2005 relating to restricted stock compensation expense amortization.

No unearned compensation is included in stockholders’ equity under SFAS No. 123(R) for stock options and restricted stock awards granted. Rather, such stock options and restricted stock awards and units are included in stockholders’ equity under SFAS No. 123(R) when services required from employees and directors in exchange for the awards are rendered and expensed. Upon the adoption of SFAS No. 123(R) on January 1, 2006, ICE reversed the December 31, 2005 $6.9 million deferred stock compensation balance by a charge to additional paid-in capital.

Employee and director stock-based compensation expenses recognized under SFAS No. 123(R), for both stock options and restricted stock, in the unaudited consolidated statement of income for the nine months ended September 30, 2006, was $6.7 million. Employee and director stock-based compensation expenses recognized on the restricted stock in the unaudited consolidated statement of income for the nine months ended September 30, 2005 was $1.2 million. Prior to ICE’s adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123(R) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. As of September 30, 2006, there were $5.4 million and $8.8 million in total unrecognized compensation costs related to stock options and restricted stock, respectively. These costs are expected to be recognized over a weighted average period of 2.2 years and 1.8 years as the stock options and restricted stock, respectively, vest.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. ICE will adopt this Interpretation on January 1, 2007. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. ICE has commenced the process of evaluating the expected effects of FIN 48 on its consolidated financial statements and is currently not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. ICE has not determined the effect, if any, the adoption of this statement will have on its results of operations or financial position.

Critical Accounting Policies

ICE has identified the policies below as critical to its business operations and the understanding of its results of operations. The impact of, and any associated risks related to, these policies on its business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where these policies materially affected ICE’s financial results. For a detailed discussion on the application of these and other accounting policies, see note 2 to ICE’s audited consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement. ICE’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with these accounting principles requires ICE to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of its financial statements and the reported amounts of revenues and expenses during the reporting period.

ICE evaluates its estimates and judgments on an ongoing basis, including those related to the accounting matters described below. ICE bases its estimates and judgments on its historical experience and other factors that it believes to be reasonable under the circumstances existing when it makes these estimates and judgments. Based on these factors, it makes estimates and judgments about, among other things, the carrying values of assets and liabilities that are not readily apparent from market prices or other independent sources and about the recognition and characterization of ICE’s revenues and expenses. The values and results based on these estimates and judgments could differ significantly under different assumptions or conditions and could change materially in the future.

ICE believes that the following critical accounting policies, among others, affect ICE’s more significant judgments and estimates used in the preparation of ICE’s consolidated financial statements and could materially increase or decrease its reported results, assets and liabilities.

Goodwill and Other Identifiable Intangible Assets

ICE has significant intangible assets related to goodwill and other acquired intangibles. ICE’s determination of related estimated useful lives of intangible assets and whether or not these assets are impaired requires it to make significant judgments. If ICE changes its strategy or if market conditions shift, its judgments may change, which may result in adjustments to recorded asset balances.

ICE periodically evaluate acquired intangible assets for indications of potential impairment. In assessing the recoverability of the goodwill and other intangibles, ICE must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, ICE may be required to record impairment charges against these assets. Future events could cause ICE to conclude that indications of impairment exist and that goodwill associated with its acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations. ICE’s goodwill and other intangible assets are evaluated for impairment annually in its fiscal fourth quarter or earlier if events indicate that value may be impaired. Such evaluation includes comparing the fair value of a reporting unit with its carrying value and analyzing expected future discounted cash flows at the reporting unit level. The reporting unit level for ICE’s goodwill and the majority of its other intangible assets is the futures business segment, which relates to the operations of ICE’s subsidiary, ICE Futures. This analysis has not resulted in impairment through September 2006.

As of September 30, 2006, ICE had net goodwill of $79.6 million and net other intangible assets of $1.6 million relating to its acquisition of ICE Futures (formerly known as the International Petroleum Exchange) in 2001 and its purchase of trademarks and Internet domain names from various third parties in 2003. SFAS No. 142, Goodwill and Other Intangible Assets, requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles with indefinite lives. Under the provisions of SFAS No. 142, ICE no longer amortizes goodwill or other intangible assets with indefinite useful lives. ICE recognizes specifically identifiable intangibles when a specific right or contract is acquired. These intangibles are amortized on a straight-line basis over the lesser of their contractual and estimated useful lives, which are estimated to be five years.

The goodwill and other intangible assets balances have increased since ICE’s acquisition of ICE Futures due to translation adjustments. Under SFAS No. 52, Foreign Currency Translation, following a business combination, the amounts allocated as of the acquisition date to the assets acquired and liabilities assumed, including goodwill and other intangible assets, should be translated as if the purchase adjustments were recorded directly on the books of the foreign subsidiary. The appreciation of pounds sterling relative to the U.S. dollar in 2004 and 2003 has increased ICE’s goodwill and other intangibles with a corresponding increase primarily to accumulated other comprehensive income. The decrease in pounds sterling relative to the U.S. dollar in 2005 has decreased ICE’s goodwill and other intangibles with a corresponding decrease primarily to accumulated other comprehensive income. The translation adjustments have also resulted in additional amortization expenses being recognized on the increase in the definite-lived other intangible assets since 2001. In connection with the switch in the functional currency of ICE Futures to the U.S. dollar on July 1, 2006, there will no longer be any translation adjustments to the goodwill and other intangible assets balances subsequent to June 30, 2006.

Capitalized Software Development Costs

ICE capitalizes costs related to the development of software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred during the preliminary project work stage or conceptual stage, such as determining the performance requirements, system requirements and data conversion, are expensed as incurred. Costs incurred in the application development phase, such as coding, testing for new software and upgrades that result in additional functionality, are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Costs incurred during the post-implementation/operation stage, including training costs and maintenance costs, are expensed as incurred. ICE capitalized internally developed software costs of $4.7 million and $4.0 million for the nine months ended September 30, 2006 and 2005, respectively, and $5.1 million, $4.8 million and $5.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Determining whether particular costs incurred are more properly attributable to the preliminary or conceptual stage, and thus expensed, or to the application development phase, and thus capitalized and amortized, depends on subjective judgments about the nature of the development work, and ICE’s judgments in this regard may differ from those made by other companies. General and administrative costs related to developing or obtaining such software are expensed as incurred.

ICE reviews its capitalized software development costs and its other long-lived assets for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount of its long-lived assets should be assessed. It also writes down its property and equipment, including computers, network equipment, and software, for estimated obsolescence. ICE’s judgments about impairment are based in part on subjective assessments of the usefulness of the relevant software and may differ from comparable assessments made by others. ICE has not recorded any impairment charges since its formation. To analyze recoverability, ICE estimates undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. ICE believes that its capitalized software development costs and its other long-lived assets are appropriately valued in its consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement.

Foreign Currency

ICE has historically generated a significant portion of its revenues and net income and corresponding accounts receivable and cash through sales denominated in pounds sterling. As of September 30, 2006 and December 31, 2005, $19.3 million and $35.9 million, respectively, of its cash and cash equivalents, short-term and long-term investments, and restricted cash and $541,000 and $5.1 million, respectively, of its accounts receivable, were denominated in pounds sterling. As of December 31, 2005, $75.8 million of its goodwill and other intangible assets were denominated in pounds sterling. As of September 30, 2006 and December 31, 2005, ($3.9 million) and $113.1 million, respectively, of ICE’s net assets (liabilities) were denominated in pounds sterling. The foreign currency gains and losses on these pounds sterling net assets or net liabilities can be significant to ICE, and ICE has determined that foreign currency derivative products are required at times to hedge its exposure.

Effective as of July 1, 2006, the functional currency of the majority of ICE’s U.K. subsidiaries became the U.S. dollar. The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, it is the currency of the environment in which an entity primarily generates and expends cash. Once the functional currency of a foreign entity is determined, that determination should be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. A change in functional currency should be accounted for prospectively, and previously issued financial statements should not be restated for a change in functional currency. In addition, if the functional currency changes from a foreign currency to the reporting currency, as is the case with ICE, translation adjustments for prior periods should not be removed from equity and the translated amounts for non-monetary assets as the end of the prior period become the accounting basis for those assets in the period of the change and subsequent periods. The functional currency switched based on various economic factors and circumstances, including the fact that beginning in the second quarter of 2006, ICE Futures began to charge and collect exchange fees in U.S. dollars rather than pounds sterling in its key futures contracts, including crude oil and heating oil contracts. ICE will no longer recognize any translation adjustments in the consolidated financial statements subsequent to June 30, 2006 for those U.K. subsidiaries that have switched their functional currency to the U.S. dollar. However, gains and losses from foreign currency transactions will continue to be included in other income (expense) in the consolidated statements of income.

During 2004 and 2003, ICE entered into hedging transactions to help mitigate its foreign exchange exposure. During 2004 and 2003, it entered into forward exchange contracts as hedges to protect the net investment in its foreign subsidiaries. As a matter of policy, its derivative positions are used to reduce risk by hedging an underlying economic exposure. Because of the high negative correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments were generally offset by reciprocal changes in the value of the underlying exposure. ICE’s currency derivatives have historically been generally straightforward over-the-counter instruments with liquid markets. ICE does not hold or issue any derivative financial instruments for trading purposes. In accordance with SFAS No. 133, ICE is required to recognize all derivative financial instruments as either assets or liabilities in its consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which had been designated as a hedge of a net investment in foreign operations, were reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments were immediately recognized in earnings. As of September 30, 2006 and December 31, 2005 and 2004, the portion of ICE’s shareholders’ equity attributable to accumulated other comprehensive income from hedging derivatives account balance was a net loss of $2.5 million. ICE did not enter into any hedging derivates during the year ended December 31, 2005 or during the nine months ended September 30, 2006.

When entered into, ICE formally designates and documents the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. ICE formally assess, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged.

The counterparties with whom ICE has traded foreign exchange contracts are major U.S. and international financial institutions, including one that was a related party. ICE continually monitors its position with and the credit quality of the financial institutions.

SELECTED CONSOLIDATED FINANCIAL DATA OF NYBOT

The following tables present NYBOT’s selected consolidated financial data as of and for the dates and periods indicated. NYBOT derived the selected consolidated financial data set forth below for the nine months ended September 30, 2006 and 2005 and as of September 30, 2006 from its unaudited consolidated financial statements that are included elsewhere in this prospectus/proxy statement. NYBOT derived the selected consolidated financial data set forth below for the years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 from its consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus/proxy statement. NYBOT derived the selected consolidated financial data set forth below for the years ended December 31, 2002 and as of December 31, 2003 and 2002 from its audited consolidated financial statements, which have been audited by Ernst & Young LLP, and are not included in this prospectus/proxy statement. NYBOT derived the selected consolidated financial data set forth below for the year ended December 31, 2001 and as of December 31, 2001 from its audited consolidated financial statements, which have been audited by Arthur Andersen LLP, and are not included in this prospectus/proxy statement.

The selected consolidated financial data presented below is not indicative of the results for any future period. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus/proxy statement and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data. The selected consolidated financial data set forth below should be read in conjunction with NYBOT’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus/proxy statement.

	Nine Months Ended September 30,		Year Ended December 31
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except for membership and per membership data)
Consolidated Statement of Income/(Loss) Data
Revenues:
Transaction fees, net(1)	$53,912	$46,590	$62,546	$51,333	$40,208	$31,773	$26,983
Market data fees	14,057	13,291	17,774	17,273	15,752	17,569	18,510
Other	4,915	4,452	5,319	5,057	3,618	2,695	3,492

Total revenues	72,884	64,333	85,639	73,663	59,578	52,037	48,985

Operating expenses:
Compensation and benefits	22,765	20,273	28,076	26,933	25,504	24,936	26,108
Professional services(2)	5,017	2,878	4,919	4,341	5,963	3,496	3,334
Selling, general and administrative(3)	17,061	16,338	22,508	19,668	27,166	13,368	8,225
Termination of CFFE & OCC agreements(4)	—	—	—	5,500	—	—	—
Depreciation and amortization	3,798	4,093	5,920	4,812	3,455	4,148	3,799

Total operating expenses	48,641	43,582	61,423	61,254	62,088	45,948	41,466

Operating income (loss)	24,243	20,751	24,216	12,409	(2,510)	6,089	7,519
Other income, net	1,685	811	1,301	166	773	533	1,097

Income (loss) before income taxes	25,928	21,562	25,517	12,575	(1,737)	6,622	8,616
Income tax expense (benefit)	12,064	9,056	12,595	6,355	(348)	3,496	3,538

Net income (loss)	$13,864	$12,506	$12,922	$6,220	$(1,389)	$3,126	$5,078

Earnings per membership	$14.34	$12.93	$13.36	$6.43	$(1.44)	$3.22	$5.21

Weighted average memberships outstanding	967	967	967	967	967	972	975

(1)	NYBOT’s transaction fees are presented net of member rebates of $659,000 for the year ended December 31, 2002 and $1.5 million for the year ended December 31, 2001.

(2)	On May 17, 2000, Klein & Co. Futures, Inc., or Klein, a former clearing member of the New York Clearing Corporation, or NYCC, defaulted on its margin obligations to NYCC, which resulted in a margin deficiency and related liquidation costs of approximately $6.0 million. NYCC, pursuant to its rules, then applied all funds on deposit with it from Klein to cover the deficiency. Thereafter, NYBOT decided that in the interest of promoting confidence in the U.S. futures markets in general, and in NYBOT’s markets in particular, it would make whole any customer that suffered losses as a result of the default of Klein, in return for the customer assigning its claims against Klein to NYBOT. During the year ended December 31, 2000, NYBOT paid $4.3 million as consideration for the assignment to it of such claims. NYBOT incurred legal fees related to defending the lawsuits associated with this default of $275,104, $694,163, $270,761, $260,059 and $691,997 during the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively and $23,764 and $150,613 during the nine months ended September 30, 2006 and 2005, respectively. The expenses related to the Klein default and related litigation were recorded as professional services expenses in the consolidated statements of income. See note 13 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

(3)	As a result of the terrorist attacks on the World Trade Center on September 11, 2001, NYBOT’s premises were destroyed. As a result, NYBOT was required to relocate its operations and replace a significant portion of its furniture, fixtures and equipment. In November 2002, NYBOT entered into a lease agreement with the New York Mercantile Exchange, or NYMEX, to lease space at One North End Avenue in lower Manhattan. In conjunction with NYBOT’s lease agreement with NYMEX, NYBOT incurred certain additional expenses. These additional selling, general and administrative expenses include a rent gain of $173,314 in 2004 and rent expenses of $4.0 million and $3.5 million in 2003 and 2002, respectively, related to NYBOT’s reconstruction of a trading floor for COMEX, a division of NYMEX. In addition, NYBOT was required to prepare the leased space at One North End Avenue for use by NYBOT. The related processes of demolition, design, construction and installation involved capital expenditures and expenditures classified as expense. During 2003, NYBOT incurred non-recurring professional services of $888,745 and non-recurring selling, general and administrative expenses of $3.0 million.

NYBOT filed claims with its insurance carriers for the replacement costs of property and equipment necessary for the operation of NYBOT as well as reimbursement for incremental expenses incurred in connection with the events of September 11, 2001. As the amount recovered from NYBOT’s insurance carriers exceeded the sum of the net book value of furniture, fixtures and equipment destroyed, proceeds of $1.6 million, $9.0 million and $6.0 million were recognized during the years ended December 31, 2004, 2002 and 2001, respectively, and were recorded as a reduction to selling, general and administrative expenses in the consolidated statements of income. The insurance claims were closed in May of 2004.

(4)	In 2004, NYBOT and eSpeed Inc. renegotiated the Cantor Financial Futures Exchange, or CFFE, Agreement and the Over-The-Counter, or OTC, Clearing Agreement that originated between Cantor Fitzgerald and the New York Cotton Exchange, Inc. (one of the predecessor companies to NYBOT) in 1997. The original agreements established a marketplace for the electronic trading of U. S. Treasury futures and provided for regulatory and clearing services. Under the new agreement, which was executed in the third quarter of 2004 and which continues through 2017, all previous agreements were terminated. As a result of the new agreement, NYBOT is entitled to enter into contracts, combinations, alliances and ventures of any kind with any entity, other than arrangements involving the electronic trading of treasury futures. NYBOT made a payment to eSpeed in connection with the transaction and was originally obligated to make certain subsequent anniversary payments. In December of 2004, NYBOT and eSpeed agreed to an early payment of all outstanding NYBOT obligations. The total cost of the initial payment and the final December 2004 payment was $5.5 million. See note 3 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

	As of September 30, 2006	As of December 31,
		2005	2004	2003	2002	2001
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$15,781	$15,958	$4,217	$9,585	$4,566	$8,544
Cash—clearing member deposits, original margin (1)	537,635	494,894	395,973	281,460	157,874	139,199
Cash—clearing member deposits, guaranty fund (1)	1,829	1,849	1,974	2,153	2,145	3,382
Cash—variation margin deposits(1)	4,675	7,575	—	8,920	22,330	—
Short-term available for sale securities, at fair value	3,392	13,143	9,769	12,057	42,425	19,644
Total current assets	573,375	542,335	419,343	323,778	235,074	175,736
Property and equipment, net	19,199	21,231	25,649	22,797	10,582	5,884
Long-term available for sale securities, at fair value	24,169	—	—	—	—	—
Securities segregated for the benefit of members–L/T, at fair value	—	—	865	2,793	3,787	4,751
Total assets	625,761	572,117	453,878	361,802	254,632	186,435
Due to clearing members(1)	544,139	504,318	397,947	292,533	182,349	142,581
Total current liabilities	561,414	513,963	406,374	312,737	199,724	158,652
Future rent liability(2)	—	6,405	6,405	6,405	6,405	6,405
Obligations under capital leases—current and long-term	—	—	—	7,639	—	233
Notes payable—current and long-term	—	—	—	8,679	16,806	20,358
Deferred government grant(3)	12,669	13,980	15,728	19,491	23,300	—
Members’ equity	39,308	25,402	12,491	5,912	7,810	8,594

(1)	NYCC, the clearing organization for NYBOT, requires all clearing members to have on deposit cash, money market mutual fund shares, U.S. Government obligations, or letters of credit in accordance with its established original margin requirements. NYCC also maintains separate bank accounts for clearance of clearing members’ daily variation margin settlements. Generally, any significant daily overnight balance in the clearance account is invested in money market mutual funds. NYCC’s By-laws also provide that each clearing member make deposits to the Guaranty Fund. These amounts serve to secure the obligations of a clearing member and shall be used to cover losses sustained by NYCC as a result of the default of the clearing member, as described in the By-laws. NYCC’s By-laws further provide that all income earned from investing members’ cash deposits in the Guaranty Fund belong to NYCC and are included in the consolidated statements of income, as investment income. NYBOT has recorded these cash deposits in the consolidated balance sheets as assets with offsetting liabilities to the clearing members who deposited the funds. See note 10 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.
(2)

NYBOT had been commissioned by its lessor to construct and finance specified additions and leasehold improvements to its leased space at 4 World Trade Center, New York, New York. The lessor was required to reimburse NYBOT for these costs and was to retain title to the additions and leasehold improvements. NYBOT commenced the leasehold improvements in 1999. During 2000, NYBOT received an advance payment of $17.5 million from the lessor relating to the reimbursements on the leasehold improvements and specific additions. NYBOT was required to complete the leasehold improvements by February 2005. As of September 11, 2001, the leasehold improvements totaled $11.1 million. As a result of the terrorist attacks on the World Trade Center on September 11, 2001, the leased space was destroyed. Management of NYBOT is currently determining the impact of such events on this arrangement and accordingly, has included approximately $6.4 million representing cash that was not yet used for leasehold improvements, as future rent liability in the consolidated balance sheets. This balance was reclassified to accounts payable and accrued expenses as of September 30, 2006. See note 8 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

(3)	In November 2002, NYBOT entered into a ten-year agreement with the New York State Urban Development Corporation d/b/a Empire State Development Corporation, or ESDC. As a result of the terrorist attacks on the World Trade Center on September 11, 2001, the ESDC, in cooperation with the New York City Economic Development Corporation d/b/a New York City Industrial Development Agency, determined that NYBOT was eligible for assistance under the World Trade Center Job Creation and Retention Program. In November 2002, NYBOT received a grant of $23.3 million to be used for fixed asset acquisitions expected to be incurred in 2003 and beyond. NYBOT records this grant income ratably as the related expenses are incurred. Effective in 2004, the amortization of the grant was capped by the agreed upon schedule for potential recapture of the grant. The grant amortization in succeeding years is capped by that individual year’s recapture amount. In connection with the grant, NYBOT committed to reestablish its business within the Liberty Zone for a period of ten years and to employ no fewer than 170 employees. In the event that NYBOT employment drops below 170 employees, a recapture provision would require the repayment of the grant at annually reduced values through the term of the agreement. The potential recapture amount of $23.3 million at the start of the agreement will decrease each year in accordance with a defined schedule in the ten-year agreement. The deferred government grant may decrease each year based upon the depreciation in that year of assets funded by the grant, but the accumulated amortization of the grant must, at all times, be equal to or less than the cumulative reduction in the recapture amount. As of September 30, 2006, the potential recapture amount had decreased to $12.2 million. Based on its expectations as of September 30, 2006, NYBOT expects to meet this requirement and retain the entire amount. See note 14 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

NYBOT MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. NYBOT’s actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus/proxy statement. The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in “Selected Consolidated Financial Data of NYBOT” and NYBOT’s consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement.

Overview

NYBOT, New York’s original futures exchange, is the world’s leading futures and options exchange for trading in a broad array of “soft” agricultural commodities, including cocoa, coffee, cotton, frozen concentrated orange juice, or FCOJ, and sugar. For well over a century, NYBOT has provided a reliable and secure marketplace that brings together industry representatives, traders and investors to engage in price discovery, price risk transfer and price dissemination for agricultural commodities. NYBOT’s exchange also provides trading in futures and option contracts for a variety of financial products, including its exclusive futures and options contracts based on the U.S. Index (USDX) and currency products. As an open-outcry exchange, NYBOT provides floor-based trading for all of its agricultural and financial products. NYBOT’s exchange is supported by its designated clearinghouse, the New York Clearing Corporation, or NYCC, a wholly-owned subsidiary of NYBOT, which clears and provides financial security for each contract traded on its exchange.

NYBOT’s long relationship with the cotton, cocoa, coffee, sugar and citrus industries has led to its substantial involvement with the physical marketplace for these commodities. NYBOT provides services directly and indirectly to the physical market, including warehouse licensing for coffee, cocoa and wood pulp, grading and certification for coffee and cocoa, and electronic documentation and transfer capabilities for coffee, cocoa and FCOJ (both exchange deliveries and commercial transactions) through NYBOT’s electronic commodity operations and processing system, or eCOPS. NYBOT also provides market data services to the trading community by making its real time market data directly available to users over the Internet through NYBOTLive, a direct data link that can be customized by individual users.

On a consolidated basis, NYBOT generated $72.9 million in revenues for the nine months ended September 30, 2006, a 13.3% increase compared to $64.3 million for the nine months ended September 30, 2005, and $13.9 million in net income for the nine months ended September 30, 2006 compared to $12.5 million for the nine months ended September 30, 2005. On a consolidated basis, NYBOT generated $85.6 million in revenues for the year ended December 31, 2005, a 16.3% increase compared to $73.7 million for the year ended December 31, 2004, and $12.9 million in net income for the year ended December 31, 2005, a 107.8% increase compared to $6.2 million for the year ended December 31, 2004.

NYBOT derives a substantial portion of its revenues from transaction fees relating to trading on its exchange. In 2005, over 37.9 million futures and options contracts were traded on NYBOT’s exchange, up 20% compared to approximately 31.7 million contracts traded in 2004. NYBOT has experienced solid growth since 2001 and particularly since opening its new floor trading facility in lower Manhattan in September 2003.

September 11, 2001 was a difficult and defining moment for NYBOT. The destruction of the World Trade Center forced NYBOT to re-locate to its back-up facility in Long Island City and remain there for two years. In 2003, NYBOT moved into a new state-of-the-art facility in the World Financial Center. With that return, NYBOT has continued its long history in lower Manhattan of providing effective risk management tools for major international industries and opportunities for well-informed investors.

Sources of Revenues

NYBOT’s revenues are comprised of transaction fees, market data fees and other revenues.

Transaction Fees

Transaction fees have accounted for a substantial portion of NYBOT’s revenues and consist of exchange fees earned on futures and options transactions and associated clearing fees.

Consolidated transaction fees were $53.9 million and $46.6 million for the nine months ended September 30, 2006 and 2005, respectively, and accounted for 74.0% and 72.4% of NYBOT’s consolidated revenues for the nine months ended September 30, 2006 and 2005, respectively. Consolidated transaction fees were $62.5 million, $51.3 million and $40.2 million for the years ended December 31, 2005, 2004 and 2003, representing 73.0%, 69.7% and 67.5% of NYBOT’s total revenues, respectively, during such periods.

Transaction fees are recognized as revenues as services are provided. NYBOT charges exchange fees and associated clearing fees to both the buyer and the seller in each transaction, which are calculated by NYBOT and collected by NYCC. Transaction fee revenue is a function of three variables: (i) exchange fee rates, which are determined according to product and customer type; (ii) trading volumes; and (iii) transaction mix between product and customer type. A change in any one of these variables will directly affect NYBOT’s revenues. Because exchange fees and clearing fees are assessed on a per transaction basis, NYBOT’s transaction fee revenue is directly correlated to the volume of contracts traded in its markets. While NYBOT establishes its exchange rates, trading volumes and transaction mix are primarily influenced by factors outside its control. These external factors include price volatility in the underlying commodities or asset class, interest rate or inflation volatility, changes in U.S. government monetary or fiscal policies, agricultural or trade policies, weather conditions in relation to agricultural commodities, and national and international economic or political conditions.

Derivatives exchanges have experienced significant growth in trading volumes in recent years. According to the Futures Industry Association, the total number of futures and options on futures contracts traded worldwide grew from approximately 2.4 billion in 1999 to 9.9 billion in 2005. NYBOT also has experienced strong growth in trading volumes over the last several years. NYBOT’s trading volumes have grown from 21.9 million contracts in 1999 to 37.9 million contracts in 2005, record levels for both years. The following table presents (i) transaction revenue per trade, (ii) trading volumes by product category, (iii) open interest by product category and (iv) transaction revenue by product category.

	Nine Months Ended September 30,				Year Ended December 31,
	2006	%	2005	%	2005	%	2004	%	2003	%
	(In thousands, except for percentages and per trade data)
Transaction revenue per trade:
Agricultural	$1.58		$1.60		$1.60		$1.58		$1.59
Currencies & USDX(1)	1.66		2.41		2.43		2.58		2.54
Indices	0.52		0.61		0.59		0.55		0.54

Average transaction revenue per trade	$1.56		$1.64		$1.65		$1.62		$1.62

Trading volumes:
Agricultural	30,945	89.6%	25,178	88.5%	33,165	87.4%	28,127	88.7%	22,171	89.3%
Currencies & USDX	2,784	8.1	2,412	8.5	3,641	9.6	2,421	7.6	1,808	7.3
Indices	808	2.3	855	3.0	1,139	3.0	1,182	3.7	853	3.4

All contract volume	34,537	100.0%	28,445	100.0%	37,945	100.0%	31,730	100.0%	24,832	100.0%

Open interest:
Agricultural	1,929	89.6%	1,569	86.7%	1,833	88.7%	1,539	87.3%	1,248	88.8%
Currencies & USDX	132	6.1	136	7.5	129	6.3	120	6.8	79	5.6
Indices	92	4.3	105	5.8	103	5.0	104	5.9	79	5.6

All open interest	2,153	100.0%	1,810	100.0%	2,065	100.0%	1,763	100.0%	1,406	100.0%

Transaction revenue:
Agricultural	$48,865	90.6%	$40,252	86.4%	$53,039	84.8%	$44,444	86.5%	$35,158	87.5%
Currencies & USDX	4,626	8.6	5,817	12.5	8,832	14.1	6,241	12.2	4,588	11.4
Indices	421	0.8	521	1.1	675	1.1	648	1.3	462	1.1

All transaction revenue	$53,912	100.0%	$46,590	100.0%	$62,546	100.0%	$51,333	100.0%	$40,208	100.0%

(1)	NYBOT reduced its fee per trade for currency products by 44% for non-members and by 21% for members, effective January 1, 2006, in order to be more competitive with other trading institutions.

After the merger between the CSCE and the NYCE in June 1998, NYBOT continued to use the exchange fee rate structure of each exchange, which were different from one another. Effective May 2005, NYBOT rationalized these rate structures and implemented a fixed exchange fee that is based on customer type and the revenue value that NYBOT allocates to its clearing operations. Under the modified exchange fee rate structure, NYBOT charges each customer type the same amount per trade for each product type: non-members are charged $1.35 per contract per side; equity floor traders are charged $0.50 per contract per side; and lessee floor traders are charged $0.65 per contract per side. Similarly, member firms are charged $0.65 per contract per side for the former CSCE products and $0.95 per contract per side for the former NYCE products. NYBOT applies a special, lower fee for trades of mini-coffee and mini-Russell contracts. NYBOT has applied a clearing surcharge on all trades in order to cover the cost of acquiring and modifying its new clearing system in 2003. NYBOT imposed a $0.03 per contract per side surcharge from July 2003 to December 2004 and a $0.02 per contract per side surcharge from January 2005 through February 2006. NYBOT eliminated the clearing surcharge in March 2006.

NYBOT does not charge floor traders for passout trades—meaning trades in which a floor trader bought and sold the exact same quantity of a specific commodities contract at exactly the same price in the same day. However, NYBOT reports these trades as part of its daily trading volumes. Therefore, the average fee revenue will be less than $0.50 per contract per side for equity floor traders and less than $0.65 per contract per side for lessees.

The following table presents, for the first nine months of 2006, the percentage of actual trading volumes, transaction revenue attributable to each customer type and average revenue per trade attributable to each customer type:

	Nine Months Ended September 30, 2006
	Percentage of Trade Volume	Percentage of Transaction Revenue	Average Revenue per trade (round turn)
Agricultural products:
Equity floor trader	33.4%	17.3%	$0.81
Lessee floor trader	15.9	11.0	1.08
Member firms et al.	19.4	17.4	1.41
Non-members	31.3	54.3	2.71

All Agricultural products	100.0%	100.0%	$1.56

Financial products:
Equity floor trader	21.6%	11.6%	$0.72
Lessee floor trader	0.7	0.5	1.00
Member firm et al.	26.0	26.2	1.38
Non-members	51.7	61.7	1.65

All Financial products	100.0%	100.0%	$1.37

All NYBOT products:
Equity floor trader	32.1%	16.8%	$0.80
Lessee floor trader	14.3	10.0	1.08
Member firm et al.	20.1	18.2	1.40
Non-members	33.5	55.0	2.53

All NYBOT products	100.0%	100.0%	$1.56

Market Data Fees

NYBOT derives additional revenue from the sale of market data generated by trading on the exchange. Consolidated market data fees were $14.1 million and $13.3 million for the nine months ended September 30, 2006 and 2005, respectively, and $17.8 million, $17.3 million and $15.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Market data fees consist of fees that NYBOT receives primarily from third-party data vendors in exchange for the provision of real-time price information generated by trading on the exchange. This real-time price information is disseminated through the third-party data vendors to NYBOT subscribers. NYBOT charges these fees based on the number of locations ($94 per location per month) and additional devices ($22 per device per month) used by subscribers. The vendors submit payments and electronic reports to NYBOT after the end of each month to pay for and report on the subscriber usage. NYBOT also issues a quarterly invoice to the third-party data vendors to compensate NYBOT for the cost of telecommunications lines and dedicated terminals installed at both NYBOT and at vendor locations. Additionally, NYBOT transmits real-time price data via NYBOTLive, its web-based data link application, for the same fee.

Other Revenues

Other revenues include, among other things, revenues generated from telecommunications services, booth and clerk fees; grading fees; initiation, certification and license fees; and eCOPS documentation fees. NYBOT also provides administrative support for two trade associations—the Green Coffee Association and the Cocoa Merchants Association of America. NYBOT’s primary sources of other revenues are:

•

Telephone, Booth and Clerk Fees: These fees are derived from services NYBOT provides to the floor trading community in support of trading activity on the exchange. NYBOT aggregates telecommunications services and then passes the cost through to the floor traders who use the services.

The use of, and revenue from, telecommunications services is not directly related to the volume of contracts traded on NYBOT but rather to its hours of business. Booth and clerk fees are charged to floor traders for access to NYBOT’s trading floor, trading floor amenities and security authorization. The level of revenue derived from booth and clerk fees may be affected by trading volumes.

•	Grading Fees: Coffee and cocoa products must meet defined grading criteria in order to be eligible for trading on the exchange. Grading fees are derived from grading services provided by NYBOT to coffee and cocoa submitters. NYBOT opened a new grading facility in leased space in lower Manhattan in October 2003. NYBOT provides the grading facility and coordinates all attendant activities. Grading is performed by expert, disinterested graders, who are licensed by NYBOT. Grading activity fluctuates with the size of each year’s harvest, the quantities of product stored in warehouses and other commercial market factors.

•	Initiation, Certification and License Fees: Initiation fees are collected from prospective members in connection with their applications to become members of NYBOT. Certification fees are collected from owners of cotton and FCOJ lots stored in designated facilities. Certification activity fluctuates with the size of each year’s harvest, the quantities of product stored in warehouses and other commercial market factors. Annual license fees are charged to warehouses, samplers, weighers and graders to offset administrative costs.

•	eCOPS Documentation Fees: These fees are derived from services provided to users of eCOPS, NYBOT’s web-based electronic document management system. eCOPS facilitates the exchange delivery processes for coffee, cocoa and FCOJ. The revenue from eCOPS fees fluctuates with the levels of products stored in warehouses and with other commercial market factors as well.

NYBOT generated other revenues of $4.9 million and $4.5 million for the nine months ended September 30, 2006 and 2005, respectively. NYBOT generated other revenues of $5.3 million, $5.1 million and $3.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Components of Expenses

The majority of NYBOT’s expenses fall into four major categories:

•	Compensation and benefits;

•	Professional services;

•	Selling, general and administrative; and

•	Depreciation and amortization.

Compensation and Benefits

Compensation and benefits expenses consist of salaries, bonuses, payroll taxes, employer-provided medical and other benefit plan costs. Compensation and benefits expenses were $22.8 million and $20.3 million for the nine months ended September 30, 2006 and 2005, respectively, and $28.1 million, $26.9 million and $25.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Compensation and benefits expenses account for the largest component of NYBOT’s operating expenses. The level of NYBOT employment decreased as the result of the terrorist attacks of September 11, 2001, and NYBOT operated in emergency, cramped conditions for two years. When NYBOT moved into its new facilities in September 2003, it began increasing its employment level in order to address the significant increase in trading volumes. The level of employment increased moderately throughout 2004 and 2005, even as trading volumes continued to experience strong growth. During 2006, NYBOT initiated plans to hire additional employees in several departments, including Information Technology and Marketing. NYBOT anticipates that the increases in employment levels will address the business demands associated with the increasing level of trading activity.

Professional Services

Professional services expenses primarily consist of outside legal, accounting and other professional and consulting services expenses. Professional services expenses were $5.0 million and $2.9 million for the nine months ended September 30, 2006 and 2005, respectively, and $4.9 million, $4.3 million and $6.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. The higher level of expenses incurred during 2003 included costs associated with recovery from the terrorist attacks of September 11, 2001 and planning for construction of replacement facilities. The higher level of expenses incurred during the nine months ended September 30, 2006 included $2.0 million of costs associated with developing, negotiating, analyzing and documenting a proposed merger with ICE.

In 2005, 2004 and 2003, NYBOT incurred $275,104, $694,193 and $270,761, respectively, in legal fees relating to the assignment of claims resulting from the default by a former clearing member of NYCC. In the interest of promoting confidence in the U.S. futures markets, and in NYBOT’s market in particular, NYBOT agreed to make whole any customer that suffered losses as a result of the default by the former member in exchange for that customer’s assignment to NYBOT of the claims against the former member.

Selling, General and Administrative

Selling, general and administrative expenses primarily consist of rent and occupancy expenses, marketing and communications expenses, telephone and electricity expenses, technology expenses, exchange floor costs and other expenses. Selling, general and administrative expenses were $17.1 million and $16.3 million for the nine months ended September 30, 2006 and 2005, respectively, and $22.5 million, $19.7 million and $27.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Rent and Occupancy. NYBOT currently leases office and floor trading space at One North End Avenue under a lease agreement with the New York Mercantile Exchange. NYBOT also leases space for FINEX in Dublin, Ireland, a back-up trading facility and computer center in Long Island City and other spaces in lower Manhattan for its grading room, primary computer center and administrative offices. NYBOT’s rent expenses consist primarily of rent cost for these properties, and its occupancy expenses primarily relate to the use of electricity, telephone lines and other miscellaneous operating costs.

Marketing and Communications. Marketing and communication expenses primarily consist of advertising, public relations and member-related services provided by NYBOT. The level of marketing activity, and thus the amount of related expenses, may vary from period to period based upon management’s discretion and available opportunities.

Telephone and Electricity. These expenses consist primarily of the cost of floor trader and exchange telecommunications costs, and also include electricity costs for operating all four locations. NYBOT maintains a system of redundant telecommunications lines for back-up among its three New York City sites, and it maintains lines for data and voice communications with its trading members, clearing members, market data distributors, FINEX trading facility and customers. NYBOT aggregates the lines and toll charges used by its floor traders. NYBOT then charges the floor traders for their telecommunications services and records the charges as telephone revenue.

Technology. Technology expenses include costs such as software maintenance, computer hardware maintenance, computer replacement parts, computer supplies, expensed software and external data processing. NYBOT’s marketing websites are hosted by a third party, and the costs of these websites are recorded as data processing costs. The third party site is in Manhattan, but the vendor is considering plans to move this site out of New York City. NYBOT plans to create a redundant capability at the vendor’s west coast facility in the fourth quarter of 2006.

Exchange Floor. Exchange floor costs include the costs of maintaining the trading floor and providing news services to all of the trading pits. The floor traders require real-time data about other commodities, equities and indices, and require access to news stories affecting commodities trading worldwide.

Other. Other costs include all selling, general and administrative costs not included in separate expense categories and primarily consist of insurance expenses, travel and entertainment expenses, regulatory fees, charitable donations, medical services expenses, employment agency fees, employee education and miscellaneous expenses.

Depreciation and Amortization

Depreciation and amortization expenses were $3.8 million and $4.1 million for the nine months ended September 30, 2006 and 2005, respectively, and $5.9 million, $4.8 million and $3.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

NYBOT depreciates or amortizes costs related to its property and equipment, including computer and network equipment, software, office furniture and leasehold improvements. Furniture and equipment are depreciated using the straight-line method over their estimated useful lives, which are generally between five and eight years. Electronic data processing equipment and software are amortized using the double declining balance method over five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the remaining term of the underlying leases.

As a result of the events of September 11, 2001, NYBOT was required to use additional funding sources in order to survive, construct and fit-out new facilities and repair its financial condition. NYBOT collected insurance proceeds for the assets lost on September 11, 2001, but the recovery value was far less than the replacement cost of NYBOT’s fixed asset base. NYBOT applied for and received a government grant to assist in those survival activities. For a description of the amortization of the government grant see note 14 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

Other Income (Expense)

NYBOT had net other income of $1.7 million and $811,418 for the nine months ended September 30, 2006 and 2005, respectively, and $1.3 million, $165,273 and $772,943 for the years ended December 31, 2005, 2004 and 2003, respectively. Other income (expense) consists of interest income and interest expense.

NYBOT generates interest income from the investment of its cash and cash equivalents and short-term investments. Interest expense consists of interest on a promissory note that was issued to members of the exchange, which NYBOT fully repaid as of June 10, 2004 and interest on capital leases, which were repaid in December 2004.

Provision for Income Taxes

NYBOT incurred income tax expenses (benefits) of $12.1 million and $9.1 million for the nine months ended September 30, 2006 and 2005, respectively, and $12.6 million, $6.4 million and ($348,368) for the years ended December 31, 2005, 2004 and 2003, respectively.

NYBOT’s provision for income taxes consists of current and deferred tax provisions relating to federal, state and local taxes. NYBOT files a consolidated United States federal income tax return and files state and local income tax returns on a separate, combined or consolidated basis in accordance with relevant state and local laws and regulations. The difference between the statutory income tax rate and NYBOT’s effective tax rate for a given fiscal period is principally due to the non-deductibility of life insurance premiums paid on behalf of members, the effects of state and local income taxes and a reserve for the potential gain with respect to the fixed assets destroyed on September 11, 2001.

Consolidated Results of Operations

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for membership and per membership data)
Consolidated Statement of Income/(Loss) Data
Revenues:
Transaction fees	$53,912	$46,590	$62,546	$51,333	$40,208
Market data fees	14,057	13,291	17,774	17,273	15,752
Other	4,915	4,452	5,319	5,057	3,618

Total revenues	72,884	64,333	85,639	73,663	59,578

Operating expenses:
Compensation and benefits	22,765	20,273	28,076	26,933	25,504
Professional services(1)	5,017	2,878	4,919	4,341	5,963
Selling, general & administrative(2)	17,061	16,338	22,508	19,668	27,166
Termination of CFFE & OCC agreements(3)	—	—	—	5,500	—
Depreciation and amortization	3,798	4,093	5,920	4,812	3,455

Total operating expenses	48,641	43,582	61,423	61,254	62,088

Operating income (loss)	24,243	20,751	24,216	12,409	(2,510)
Other income, net	1,685	811	1,301	166	773

Income (loss) before taxes	25,928	21,562	25,517	12,575	(1,737)
Income tax expense (benefit)	12,064	9,056	12,595	6,355	(348)

Net income (loss)	$13,864	$12,506	$12,922	$6,220	$(1,389)

Earnings per membership	$14.34	$12.93	$13.36	$6.43	$(1.44)

Weighted average memberships outstanding	967	967	967	967	967

(1)	On May 17, 2000, Klein & Co. Futures, Inc., or Klein, a former clearing member of the New York Clearing Corporation, or NYCC, defaulted on its margin obligations to NYCC, which resulted in a margin deficiency and related liquidation costs of approximately $6.0 million. NYCC, pursuant to its rules, then applied all funds on deposit with it from Klein to cover the deficiency. Thereafter, NYBOT decided that in the interest of promoting confidence in the U.S. futures markets in general, and in NYBOT’s markets in particular, it would make whole any customer that suffered losses as a result of the default of Klein, in return for the customer assigning its claims against Klein to NYBOT. During the year ended December 31, 2000, NYBOT paid $4,262,356 as consideration for the assignment to it of such claims. NYBOT incurred legal fees related to defending the lawsuits associated with this default of $275,104, $694,163, $270,761, $260,059 and $691,997 during the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively, and $23,764 and $150,613 during the nine months ended September 30, 2006 and 2005, respectively. The expenses related to the Klein default and related litigation were recorded as selling, general and administrative expenses in the consolidated statements of income. See note 13 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

(2)

As a result of the terrorist attacks on the World Trade Center on September 11, 2001, NYBOT’s premises were destroyed. As a result, NYBOT was required to relocate its operations and replace a significant portion of its furniture, fixtures and equipment. In November 2002, NYBOT entered into a lease agreement with the New York Mercantile Exchange, or NYMEX, to lease space at One North End Avenue in lower Manhattan. In conjunction with NYBOT’s lease agreement with NYMEX, NYBOT incurred certain additional expenses. These additional selling, general and administrative expenses include a rent gain of $173,314 in

2004 and rent expenses of $4.0 million and $3.5 million in 2003 and 2002, respectively, related to NYBOT’s reconstruction of a trading floor for COMEX, a division of NYMEX. In addition, NYBOT was required to prepare the leased space at One North End Avenue for use by NYBOT. The related processes of demolition, design, construction and installation involved capital expenditures and expenditures classified as expense. During 2003, NYBOT incurred non-recurring professional services of $888,745 and non-recurring selling, general and administrative expenses of $3.0 million.

NYBOT filed claims with its insurance carriers for the replacement costs of property and equipment necessary for the operation of NYBOT as well as reimbursement for incremental expenses incurred in connection with the events of September 11, 2001. As the amount recovered from NYBOT’s insurance carriers exceeded the sum of the net book value of furniture, fixtures and equipment destroyed, proceeds of $1.6 million, $9.0 million and $6.0 million were recognized during the years ended December 31, 2004, 2002 and 2001, respectively, and were recorded as a reduction to selling, general and administrative expenses in the consolidated statements of income. The insurance claims were closed in May of 2004.

(3)	In 2004, NYBOT and eSpeed Inc. renegotiated the Cantor Financial Futures Exchange, or CFFE, Agreement and the Over-The-Counter, or OOC, Clearing Agreement that originated between Cantor Fitzgerald and the New York Cotton Exchange, Inc. (one of the predecessor companies to NYBOT) in 1997. The original agreements established a marketplace for the electronic trading of U. S. Treasury futures and provided for regulatory and clearing services. Under the new agreement, which was executed in the third quarter of 2004 and which continues through 2017, all previous agreements were terminated. As a result of the new agreement, NYBOT is entitled to enter into contracts, combinations, alliances and ventures of any kind with any entity, other than arrangements involving the electronic trading of treasury futures. NYBOT made a payment to eSpeed in connection with the transaction and was originally obligated to make certain subsequent anniversary payments. In December of 2004, NYBOT and eSpeed agreed to an early payment of all outstanding NYBOT obligations. The total cost of the initial payment and the final December 2004 payment was $5.5 million. See note 3 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Overview

Operating results for the nine-month period ending September 30, 2006 were favorable in comparison to the same period in 2005. Trading volumes increased by 21.4%, and transaction revenue increased by 15.7%. NYBOT reduced its fee per trade for currency products by 44% for non-members and by 21% for members, effective January 1, 2006, in order to be more competitive with other trading institutions. Market data revenue increased by 5.8% as the result of higher usage and an April 2006 price increase of $3.00, or 16%, per additional unit. Expenses for the nine-month period ending September 30, 2006 were higher by $5.1 million, or 11.6%, than the comparable period in 2005, as a result of inflation and increased employment in supporting higher trading volumes and the implementation of an electronic trading system.

Revenues

Transaction Fees

Consolidated transaction fees increased $7.3 million, or 15.7%, to $53.9 million for the nine months ended September 30, 2006 from $46.6 million for the comparable period in 2005. Transaction fees, as a percentage of consolidated revenues, increased to 74.0% for the nine months ended September 30, 2006 from 72.4% for the comparable period in 2005.

The increase in transaction fees was driven by the higher trading volumes on NYBOT which increased by 6.1 million, or 21.4%, to 34.5 million contracts for the nine months ended September 30, 2006 from 28.4 million contracts for the comparable period in 2005. All NYBOT products recorded higher trading volumes in the first nine months of 2006 than during the comparable period of 2005, other than the Russell index products, which were lower by 58,431 contracts, or 7.3%. Sugar, cotton and coffee trading volumes increased by 4.5 million contracts, 385,552 contracts and 430,276 contracts, respectively, for the nine months ended September 30, 2006 over the comparable period in 2005.

Market Data Fees

NYBOT’s market data fees increased $765,902, or 5.8%, to $14.1 million for the nine months ended September 30, 2006 from $13.3 million for the comparable period in 2005. Market data fees, as a percentage of consolidated revenues, decreased to 19.3% for the nine months ended September 30, 2006 from 20.7% for the comparable period in 2005, as a result of the continued growth in trading volumes and the corresponding increase in trading revenues. There is no direct correlation between NYBOT’s monthly trading volumes and the quantity of market data subscribers.

Other Revenue

NYBOT generated other revenue of $4.9 million and $4.5 million for the nine months ended September 30, 2006 and 2005, respectively. As a percentage of consolidated revenues, other revenue decreased to 6.7% for the nine months ended September 30, 2006 from 6.9% for the comparable period in 2005, due in part to the strength in trading volumes and higher transaction revenues in the first nine months of 2006.

Telephone, booth and clerk fees, together with initiations, certification and license fees, represented 66.8% of other revenue for the nine months ended September 30, 2006. Telephone, booth and clerk fees increased $134,589, or 9.1%, to $1.6 million for the nine months ended September 30, 2006 from $1.4 million for the comparable period in 2005. Initiations, certification and license fees increased to $1.7 million for the nine months ended September 30, 2006 from $1.4 million for the comparable period in 2005.

The remaining other revenues were generated by grading fees and eCOPS fees. Grading fees represented 15.6% of the other revenue for the nine months ended September 30, 2006, and eCOPS revenues represented 6.9% of the other revenue for the same period. Revenue generated by grading fees increased $221,330, or 40.6%, to $766,575 for the nine months ended September 30, 2006 from $545,245 for the comparable period in 2005. Revenue generated by eCOPS documentation fees increased $87,992, or 35.3%, to $337,118 for the nine months ended September 30, 2006 from $249,126 for the comparable period in 2005. NYBOT’s grading activity and other activities associated with commodities operations processing do not correlate with its trading volumes. These activities are affected by other commercial factors and may fluctuate from season to season without any direct relationship to trading volumes.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $2.5 million, or 12.3%, to $22.8 million for the nine months ended September 30, 2006 from $20.3 million for the comparable period in 2005. Compensation and benefits, as a percentage of consolidated revenues, decreased slightly to 31.2% for the nine months ended September 30, 2006 from 31.5% for the comparable period in 2005. NYBOT increased its level of employment to address the continued growth in trading volumes. The increased employment includes additional hires in the marketing and information technology departments. NYBOT has also begun to develop internal routines and capabilities for the planned introduction of an electronic trading system, which is to be leased or purchased from a third party.

Professional Services

Consolidated professional services expenses increased $2.1 million, or 74.3%, to $5.0 million for the nine months ended September 30, 2006 from $2.9 million for the comparable period in 2005. Professional services, as a percentage of consolidated revenues, increased to 6.9% for the nine months ended September 30, 2006 from 4.5% for the comparable period in 2005. The increase in professional services expenses was attributable to external legal services required to negotiate and prepare contracts with potential providers of electronic trading systems and to $2.0 million of costs associated with developing, negotiating, analyzing and documenting a proposed merger with ICE.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $722,501, or 4.4%, to $17.1 million for the nine months ended September 30, 2006 from $16.3 million for the comparable period in 2005. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased slightly to 23.4% for the nine months ended September 30, 2006 from 25.4% for the comparable period in 2005.

The main components of selling, general and administrative expenses include rent and occupancy costs, marketing and communications, technology-related expenses, and telephone, market data and electricity expenses, which accounted for 27.1%, 17.5%, 9.5% and 14.3%, respectively, of NYBOT’s total selling, general and administrative expenses for the nine months ended September 30, 2006. Rent and occupancy costs increased $96,352, or 2.1%, to $4.6 million for the nine months ended September 30, 2006 from $4.5 million for the comparable period in 2005. Marketing and communications expenses increased $546,665, or 22.4%, to $3.0 million for the nine months ended September 30, 2006 from $2.4 million for the comparable period in 2005. Technology-related expenses increased $119,702, or 8.0%, to $1.6 million for the nine months ending September 30, 2006 from $1.5 million for the comparable period in 2005. Telephone and electricity costs increased $312,300, or 14.7%, to $2.4 million for the nine months ended September 30, 2006 from $2.1 million for the comparable period in 2005.

A smaller component of selling, general and administrative expense is the Long Range Planning Advisory Committee, or LRPAC, strategic planning, which comprised 2.6% of total selling, general and administrative expenses for the nine months ended September 30, 2006.

Depreciation and Amortization

Consolidated depreciation and amortization expenses decreased $294,332, or 7.2%, to $3.8 million for the nine months ended September 30, 2006 from $4.1 million for the comparable period in 2005. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 5.2% for the nine months ended September 30, 2006 from 6.4% for the comparable period in 2005.

Operating Income

Operating income increased $3.5 million, or 16.8%, to $24.2 million for the nine months ended September 30, 2006 from $20.8 million for the comparable period in 2005. Operating income, as a percentage of consolidated revenues, increased to 33.3% for the nine months ended September 30, 2006 from 32.3% for the comparable period in 2005.

Other Income

Total other income increased $873,100, or 107.6%, to $1.7 million for the nine months ended September 30, 2006 from $811,418 for the comparable period in 2005. The increase was due to higher interest income resulting from higher cash balances. Other income, as a percentage of consolidated revenues, increased to 2.3% for the nine months ended September 30, 2006 from 1.3% for the comparable period in 2005.

Income Taxes

Consolidated tax expense increased $3.0 million, or 33.2%, to $12.1 million for the nine months ended September 30, 2006 from $9.1 million for the comparable period in 2005, primarily due to the 20.2% increase in NYBOT’s pre-tax income.

The effective tax rates for the nine months ended September 30, 2006 and 2005 were higher than the statutory rate, principally due to the non-deductibility of life insurance premiums paid on behalf of members, the effects of state and local income taxes and a reserve for the potential gain with respect to the fixed assets destroyed on September 11, 2001.

Net Income

As a result of the foregoing, net income increased $1.4 million, or 10.9%, to $13.9 million for the nine months ended September 30, 2006 from $12.5 million for the comparable period in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Operating results for 2005 were favorable in comparison to 2004. Revenue increased by $12.0 million, or 16.3%, and net income increased by $6.7 million, or 107.8%. The revenue increase was attributable to an increase of 19.6% in the trading volumes. Open interest, an indicator of future trading volumes, at December 31, 2005, was 17.1% higher than it had been at December 31, 2004. During 2004, NYBOT incurred a non-recurring cost of $5.5 million for the termination of a service contract. Also during 2004, NYBOT fully repaid its notes payable to members and its capital leases. Interest expense was $733,425 in 2004 and there was no interest expense in 2005. Interest income increased by $401,765, or 44.7%, as income from operations was invested.

Revenues

Transaction Fees

Consolidated transaction fees increased $11.2 million, or 21.8%, to $62.5 million for the year ended December 31, 2005 from $51.3 million for the comparable period in 2004. Transaction fees, as a percentage of consolidated revenues, increased to 73.0% for the year ended December 31, 2005 from 69.7% for the comparable period in 2004.

The increase in transaction fees was driven by higher trading volumes in NYBOT’s markets, which increased 6.2 million, or 19.6%, to 37.9 million contracts for the year ended December 31, 2005 from 31.7 million contracts for the comparable period in 2004. The average annual growth rate, or AAGR, in NYBOT trading volumes has increased in recent years. The AAGR is 7.9% over the last 10 years, 13.5% over the last five years and 21.9% over the last three years. Investors have recognized commodities as an important additional asset class, and both NYBOT’s agricultural products and its currency products have benefited from this development.

Market Data Fees

NYBOT’s market data fees increased $501,522, or 2.9%, to $17.8 million for the year ended December 31, 2005 from $17.3 million for the comparable period in 2004. Market data fees, as a percentage of consolidated revenues, decreased to 20.8% for the year ended December 31, 2005 from 23.4% for the comparable period in 2004.

Other Revenue

Revenue from other sources increased $261,471, or 5.2%, to $5.3 million for the year ended December 31, 2005 from $5.1 million for the comparable period in 2004. Other revenue, as a percentage of consolidated revenues, decreased to 6.2% for the year ended December 31, 2005 from 6.9% for the comparable period in 2004.

Telephone, booth and clerk revenues, together with initiations, certification and license fees, represented 62.4% of other revenue for the year ended December 31, 2005. Telephone, booth and clerk fees decreased slightly to $1.71 million for the year ended December 31, 2005 from $1.73 million for the comparable period in 2004. Initiations, certification and license revenues increased $354,535, or 28.4%, to $1.6 million for the year ended December 31, 2005 from $1.2 million for the comparable period in 2004. This increase was attributable to a significant increase in cotton certification activity.

The remaining other revenues were generated by grading fees and eCOPS fees. Grading fees represented 12.9% of the other revenue for the year ended December 31, 2005. eCOPS revenues represented 6.2% of the other revenue for the year ended December 31, 2005. Revenue generated by grading fees decreased $227,847, or 25.0%, to $684,067 for the year ended December 31, 2005 from $911,914 for the comparable period in 2004. Grading activity for coffee was lower by 43%, while grading activity for cocoa was higher by 90%. Revenue generated by eCOPS increased $109,226, or 49.8%, to $328,742 for the year ended December 31, 2005 from $219,516 for the comparable period in 2004. eCOPS revenue was higher, as the eCOPS system began processing cocoa product transactions during 2005.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $1.1 million, or 4.2%, to $28.1 million for the year ended December 31, 2005 from $26.9 million for the comparable period in 2004. Compensation and benefits, as a percentage of consolidated revenues, decreased to 32.8% for the year ended December 31, 2005 from 36.6% for the comparable period in 2004. During 2005, employee salaries expense and payroll tax expense were higher as the result of annual salary increases averaging 3.0%. Medical expenses were higher by $583,486, or 35%, because of the overaccrual of 2003 expenses, which were reversed during 2004. At the end of 2003, NYBOT switched from a self-funding medical plan to a traditional medical insurance plan. Based upon an actuarial analysis performed by its insurance advisors, NYBOT accrued $850,000 for the expected run-out of the balance of its existing 2003 medical claims. The actual run-out costs of $400,286 were considerably lower than that accrued amount, and the overaccrual of $449,714 was credited in the fourth quarter of 2004.

Professional Services

Consolidated professional services expenses increased $578,148, or 13.3%, to $4.9 million for the year ended December 31, 2005 from $4.3 million for the comparable period in 2004. Professional services, as a percentage of consolidated revenues, decreased slightly to 5.7% for the year ended December 31, 2005 from 5.9% for the comparable period in 2004. In the fourth quarter of 2004, NYBOT hired Brown Brothers Harriman on a retainer basis to provide investment advisory services. The engagement continued through 2005. Additionally, in connection with its implementation of eCOPS for cocoa processing in 2005, NYBOT utilized external consultants to assist in marketing and other administrative aspects of the implementation.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $2.8 million, or 14.4%, to $22.5 million for the year ended December 31, 2005 from $19.7 million for the comparable period in 2004. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 26.3% for the year ended December 31, 2005 from 26.7% for the comparable period in 2004.

The main components of selling, general and administrative expense include rent and occupancy costs, marketing and communications expenses, technology-related expenses, and telephone and electricity expenses, which accounted for 26.7%, 15.1%, 8.4%, and 13%, respectively, of NYBOT’s total selling, general and administrative expenses for the year ended December 31, 2005. Rent and occupancy costs increased $329,629, or 5.8%, to $6.0 million for the year ended December 31, 2005 from $5.7 million for the comparable period in 2004. The rent costs in 2004 were affected by the elimination of certain accruals from prior years. Marketing and communications expenses increased $403,936, or 13.5%, to $3.4 million for the year ended December 31, 2005 from $3.0 million for the comparable period in 2004. During 2005, NYBOT increased its marketing efforts in response to the continued growth in trading volumes. Travel and entertainment costs increased by $265,550, or 22.0%, as NYBOT expanded its marketing efforts. Technology-related expenses decreased $348,070, or 15.6%, to $1.9 million for the year ended December 31, 2005 from $2.2 million for the comparable period in 2004.

Telephone and electricity costs decreased $196,315, or 6.3%, to $2.9 million the year ended December 31, 2005 from $3.1 million for the comparable period in 2004. This included the reversal of some accrued costs subsequent to settlement of disputes with certain telecommunications vendors.

Depreciation and Amortization

Consolidated depreciation and amortization expenses increased $1.1 million, or 23.0%, to $5.9 million the year ended December 31, 2005 from $4.8 million for the comparable period in 2004. The increase is principally due to a higher amortization credit of $3.8 million in 2004 for the government grant, compared to a $1.7 million credit in 2005 following the implementation of a cap on amortization, which became effective in 2005. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, increased to 6.9% for the year ended December 31, 2005 from 6.5% for the comparable period in 2004.

Operating Income

Operating income increased $11.8 million, or 95.2%, to $24.2 million for the year ended December 31, 2005 from $12.4 million for the comparable period in 2004. Operating income, as a percentage of consolidated revenues, increased to 28.3% for the year ended December 31, 2005 from 16.8% for the comparable period in 2004.

Other Income (Expense)

Total other income (expense) increased significantly to $1.3 million for the year ended December 31, 2005 from $165,273 for the comparable period in 2004. During 2004, NYBOT incurred $733,425 in interest expense of which $312,065 was for the notes payable to its members and $421,360 was for its capital leases. No interest expense was incurred in 2005 because the member notes were paid off in June 2004, and the General Electric capital leases were paid off in December 2004. In addition, interest income increased by 44.7% to $1.3 million for the year ended December 31, 2005 from $898,698 for the comparable period in 2004. This increase in interest income is attributable to the profits earned and invested by NYBOT in cash and marketable securities.

Income Taxes

Consolidated tax expense increased $6.2 million, or 98.2%, to $12.6 million for the year ended December 31, 2005 from $6.4 million for the comparable period in 2004, primarily due to the 102.9% increase in NYBOT’s pre-tax income. NYBOT’s effective tax rate decreased to 49.3% for the year ended December 31, 2005 from 50.5% for the comparable period in 2004.

The effective tax rate for the year ended December 31, 2005 varied from the federal statutory income tax rate of 35% principally due to the non-deductibility of life insurance premiums paid on behalf of members, the effects of state and local income taxes and additions to a reserve for the potential gain with respect to the fixed assets that were destroyed on September 11, 2001. The effective tax rate for the year ended December 31, 2004 varied from the federal statutory income tax rate of 35% principally due to the non-deductibility of life insurance premium paid on behalf of members, the effects of state and local income taxes and a reserve for potential gain on unused insurance proceeds.

Net Income

As a result of the foregoing, net income increased $6.7 million, or 107.8%, to $12.9 million for the year ended December 31, 2005 from $6.2 million for the comparable period in 2004. Net income, as a percentage of consolidated revenues, increased to 15.1% for the year ended December 31, 2005 from 8.4% for the comparable period in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview

Operating results for 2004 were favorable in comparison to 2003 for a variety of reasons. 2004 was NYBOT’s first full year in its new trading facility. Trading volume grew as a result of the improved facility, and commodities trading was increasing generally throughout the world. Although NYBOT took a non-recurring charge of $5.5 million for the termination of a service contract during 2004, it did not incur the non-recurring expenses for rent and certain construction expenses that it had incurred during 2003. Trading volumes increased by 28%, and open interest, an indicator of future trading volumes, increased by 25% from December 2003 to December 2004.

Revenues

Transaction Fees

Consolidated transaction fees increased $11.1 million, or 27.7%, to $51.3 million for the year ended December 31, 2004 from $40.2 million for the comparable period in 2003. Transaction fees, as a percentage of consolidated revenues, increased to 69.7% for the year ended December 31, 2004 from 67.5% for the comparable period in 2003.

The increase in transaction fees was driven by higher trading volumes, which increased 6.9 million, or 27.8%, to 31.7 million contracts for the year ended December 31, 2004 from 24.8 million contracts for the comparable period in 2003. Trading volumes increased dramatically when NYBOT moved into its new trading facility during September 2003. Trading volumes may have been constrained during the period in which NYBOT operated in its emergency back-up trading facility, a consequence of the terrorist attacks of September 11, 2001. The emergency facility was cramped, required the sequencing of trading activity in the same pits for different products throughout the day and required trading hours that were both shortened and conducted outside the optimum periods of the day.

Market Data Fees

NYBOT’s market data fees increased $1.5 million, or 9.7%, to $17.3 million for the year ended December 31, 2004 from $15.8 million for the comparable period in 2003. Market data fees, as a percentage of consolidated revenues, decreased to 23.4% for the year ended December 31, 2004 from 26.4% for the comparable period in 2003. Effective April 1, 2004, NYBOT increased its fee per additional market data unit by $8.00, or 73%, resulting in an incremental $1.5 million increase in revenue.

Other Revenue

Revenue from other sources increased $1.4 million, or 39.8%, to $5.1 million for the year ended December 31, 2004 from $3.6 million for the comparable period in 2003. Other revenue, as a percentage of consolidated revenues, increased to 6.9% for the year ended December 31, 2004 from 6.1% for the comparable period in 2003.

Telephone, booth and clerk fees, together with initiations, certification and license fees, represented 59.8% of other revenue for the year ended December 31, 2004. Telephone, booth and clerk fees increased $986,341, or 131.8%, to $1.7 million for the year ended December 31, 2004 from $748,205 for the comparable period in 2003. Initiations, certification and license fees increased $316,889, or 34.0%, to $1.2 million for the year ended December 31, 2004 from $931,594 for the comparable period in 2003. NYBOT waived all booth fees chargeable to floor traders from September 12, 2001 until the January 1, 2004. Similarly, NYBOT had subsidized trading floor telecommunications costs from September 12, 2001 until partially reinstituting telecommunications charges in early 2003. Effective September 2003, upon the move to the new trading facility, NYBOT reinstituted the practice of charging floor traders for their telecommunications costs.

The remaining other revenues were generated by grading fees and eCOPS fees. Grading fees represented 18.0% of the other revenue for the year ended December 31, 2004. eCOPS revenues represented 4.3% of the other revenue for the year ended December 31, 2004. Revenue generated by grading fees decreased $393,963, or 30.3%, to $911,914 for the year ended December 31, 2004 from $1.3 million for the comparable period in 2003. NYBOT began earning eCOPS fees in 2004.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $1.4 million, or 5.6%, to $26.9 million for the year ended December 31, 2004 from $25.5 million for the comparable period in 2003. Compensation and benefits, as a percentage of consolidated revenues, decreased to 36.6% for the year ended December 31, 2005 from 42.8% for the comparable period in 2003. Employee salaries, payroll taxes and most benefits costs were higher in 2004 due to the increase in employment related to the move from the emergency facilities into the new trading facility. Medical costs were lower during 2004 by $601,506 or 26.3%. This was attributable to the elimination of an overaccrual of medical costs. Effective January 2004, NYBOT switched from a self-funding medical plan to a traditional medical insurance plan. Based upon an actuarial study performed by its insurance broker, NYBOT accrued $850,000 for the expected run-out of the balance of its existing medical claims. NYBOT had experienced a very high volume and extraordinary variety of medical claims in the aftermath of September 11, 2001. However, the actuarial assessment resulted in $449,714 excess run-out accrual, which was credited back to operations in the fourth quarter of 2004.

Professional Services

Consolidated professional services expenses decreased $1.6 million, or 27.2%, to $4.3 million for the year ended December 31, 2004 from $6.0 million for the comparable period in 2003. Professional services, as a percentage of consolidated revenues, decreased to 5.9% for the year ended December 31, 2004 from 10.0% for the comparable period in 2003. The spaces at One North End Avenue, which are leased from NYMEX, required preparation for use by NYBOT. The processes of demolition, design, construction and installation involved not only capital expenditures but also expenditures classified as expense. Included in 2003 expenses was $888,745 of professional services fees. During 2003, NYBOT was still recovering from the effects of September 11, 2001 and was utilizing professional services to a greater degree.

Selling, General and Administrative

Consolidated selling, general and administrative expenses decreased $7.5 million, or 27.6%, to $19.7 million for the year ended December 31, 2004 from $27.2 million for the comparable period in 2003. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 26.7% for the year ended December 31, 2004 from 45.6% for the comparable period in 2003.

Office expenses decreased $1.0 million, or 49.3%, to $1.1 million for the year ended December 31, 2004 from $2.1 million for the comparable period in 2003. Office expenses decreased for a number of reasons. Office and trading floor supplies were higher in 2003 as NYBOT prepared to operate in new facilities. NYBOT had accrued equipment rental costs in the third quarter of 2001 for leased vendor equipment for which vendors had asserted claims relating to the destruction of that equipment. During 2004, NYBOT determined that these accruals were no longer necessary. The costs of providing security at the emergency back-up facility were high, and, as a result of the move into the NYMEX facility, NYBOT benefited from the existing NYMEX building security, reducing security costs significantly.

Rent and occupancy expenses decreased $4.8 million, or 45.9%, to $5.7 million for the year ended December 31, 2004 from $10.5 million for the comparable period in 2003. Rent expenses included a gain of $173,314 in 2004 and expenses of $4.0 million in 2003 related to NYBOT’s reconstruction of a trading floor for the COMEX, a division of NYMEX. These expenditures were incurred as a condition of NYBOT’s lease agreement with NYMEX.

Marketing and communications expenses increased $726,279, or 32.0%, to $3.0 million for the year ended December 31, 2004 from $2.3 million for the comparable period in 2003. With the continuing growth in trading volumes and the return to profitability, NYBOT took steps to expand its marketing efforts to promote the continuance of the higher level of trading volumes.

Exchange floor expenses decreased $2.2 million, or 64.8%, to $1.2 million for the year ended December 31, 2004 from $3.4 million for the comparable period in 2003. Normal expenses were higher by $0.2 million or 20%. The floor expenses in 2003 included $2.4 million of non-recurring expenses associated with preparation of the new facilities.

Technology-related expenses increased $510,025, or 29.6%, to $2.2 million for the year ended December 31, 2004 from $1.7 million for the comparable period in 2003. This included $0.1 million for the one-time expense of preparing the new facilities and additional full year software and hardware maintenance costs for the large quantity of new electronic systems and gear installed in the new facilities.

Travel and entertainment costs increased $276,675, or 29.8%, to $1.2 million for the year ended December 31, 2004 from $928,345 for the comparable period in 2003.

Termination of CFFE & OCC agreements

In 2004, NYBOT incurred a non-recurring charge of $5.5 million in connection with a contract termination and renegotiation. Under a new agreement, which was executed in the third quarter of 2004 and which will continue through 2017, NYBOT and eSpeed Inc. agreed to terminate prior arrangements (the Cantor Financial Future Exchange, or CFFE, Agreement and the Over–the-Counter Clearing, or OCC, Agreement) that originated between Cantor Fitzgerald and the New York Cotton Exchange, Inc. in 1997. The original agreements established a marketplace for the electronic trading of U.S. Treasury futures and provided for regulatory and clearing services. Under the terms of the new agreement, NYBOT is permitted to enter into contracts, combinations, alliances and ventures of any kind with any entity, other than arrangements involving the electronic trading of U.S. Treasury futures. For a discussion of this charge, see note 3 to NYBOT’s consolidated financial statements that are included elsewhere in this prospectus/proxy statement.

Depreciation and Amortization

Consolidated depreciation and amortization expenses increased $1.4 million, or 39.3%, to $4.8 million the year ended December 31, 2004 from $3.5 million for the comparable period in 2003. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, increased to 6.5% for the year ended December 31, 2004 from 5.8% for the comparable period in 2003. NYBOT expended funds for the construction and fit-out of fixed assets in its new facilities during 2003. The assets were retained in non-depreciating assets accounts until the time at which they were put into service. As a result, the depreciation periods during 2003 were for shorter portions of the year, whereas those assets were depreciating for the full year of 2004.

Operating Income

Operating income increased $14.9 million to $12.4 million for the year ended December 31, 2004, following an operating loss of $2.5 million for the comparable period in 2003. The $14.1 million or 23.6% increase in revenue and the $833,854 or 1.3% decrease in operating expenses created the significant increase in operating income. Significant expense variations included $4 million less rent as the result of absorbing expenses for COMEX during 2003, $3.9 million less expense in various categories for the costs associated with preparing the new facilities of NYBOT during 2003, $1.6 million less expense for the final insurance settlement received during 2003 for the losses associated with September 11, 2001 and $5.5 million additional expense for the termination of the CFFE and OCC agreements.

Other Income (Expense)

Total other income (expense) decreased $607,670, or 78.6%, to $165,273 for the year ended December 31, 2004 from $772,943 for the comparable period in 2003. Interest income decreased $737,851, or 45.1%, to $898,698 for the year ended December 31, 2004 from $1.6 million for the comparable period in 2003. NYBOT had received a government grant of $23.3 million in November 2002. These funds were invested and earned investment income until they were exhausted during 2003 in connection with the preparation of the new facilities. Interest expense decreased $130,181, or 15.1%, to $733,425 for the year ended December 31, 2004 from $863,606 for the comparable period in 2003. NYBOT member notes were fully repaid on June 10, 2004.

Income Taxes

Consolidated tax expense increased to $6.4 million for the year ended December 31, 2004 from a benefit of $348,368 for the comparable period in 2003, primarily due to an increase in NYBOT’s pre-tax income. NYBOT’s effective tax rate increased to 50.5% for the year ended December 31, 2004 from 20.0% for the comparable period in 2003.

The effective tax rate in 2004 varied from the federal statutory income tax rate of 35% principally due to the non-deductibility of life insurance premiums paid on behalf of members, the effects of state and local income taxes and a reserve for potential gain on unused insurance proceeds. The effective tax rate in 2003 varied from the federal statutory income tax rate of 35% principally due to the non-deductibility of life insurance premiums paid on behalf of members, the effects of state and local income taxes and the difference in imputed discount rate on NYBOT’s member notes.

Net Income

As a result of the foregoing, net income increased $7.6 million to $6.2 million for the year ended December 31, 2004, from a loss of $1.4 million for the comparable period in 2003.

Liquidity and Capital Resources

NYBOT has financed its operations, growth and cash needs through income generated from operations. NYBOT’s principal capital requirements have been to fund capital expenditures, working capital and marketing and development of new products. As a result of the events of September 11, 2001, NYBOT was required to use additional funding sources in order to survive, construct and fit-out new facilities and repair its financial condition. NYBOT collected insurance proceeds for the assets lost on September 11, 2001, but the recovery value was far less than the replacement cost of its fixed asset base. NYBOT applied for and received a government grant to assist in those survival activities, and NYBOT financed $8 million of newly purchased replacement assets via a capital lease with the General Electric Credit Corporation. NYBOT operated from June 10, 1998 through June 10, 2004 as a party to a credit agreement with J.P. Morgan Chase & Co., Harris Trust and Savings Bank and Brown Brothers, Harriman & Co. There were no borrowings under the credit agreement, but there were financial covenants which restricted NYBOT borrowing and constrained the use of cash & marketable securities. Since the early repayment of the capital leases in December of 2004, NYBOT has financed its operations, growth and cash needs through income generated from operations.

Cash and Cash Equivalents, Marketable Securities, Restricted Cash and Segregated Securities

NYBOT had consolidated cash and cash equivalents of $15.8 million, $16.0 million and $4.2 million as of September 30, 2006 and December 31, 2005 and 2004, respectively. The increase in cash and cash equivalents is due principally to higher net income for the period. NYBOT had $27.6 million, $13.1 million and $9.8 million in marketable securities as of September 30, 2006 and December 31, 2005 and 2004, respectively. NYBOT had $544.1 million, $504.3 million, and $397.9 million in restricted cash as of September 30, 2006 and December 31, 2005 and 2004, respectively.

NYBOT considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Restricted cash includes clearing member deposits (original margin), variation margin deposits, and cash segregated for the benefit of members who participate on the LRPAC. Segregated securities are those securities that NYBOT has designated and pledged to provide future benefits to more experienced members who participate on the LRPAC, which provides NYBOT with strategic planning and counseling. As of December 31, 2005 and 2004, all marketable securities, including securities segregated for the benefits of members, have been classified as available for sale.

NYBOT includes interest earned on marketable securities, variation margin deposits, cash and cash equivalents, and the Guaranty Fund as interest income. Each clearing member must make deposits to the Guaranty Fund, which then secures the obligations of a clearing member is then used to cover losses sustained by NYBOT’s clearing organization as a result of the default of a clearing member. Interest earned on segregated securities belongs to the applicable members.

As of December 31, 2005, 96.3% of the fair market value of NYBOT’s marketable securities, including segregated securities, is due within one year, and 3.7% is due in one to five years.

Cash Flow

The following table presents, for the periods indicated, the major components of net increases (decreases) in cash and cash equivalents:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)
Net cash provided by (used in):
Operating activities	$17,150	$15,472	$17,160	$11,891	$1,088
Investing activities	(17,326)	(12,459)	(5,419)	(1,043)	5,244
Financing activities	—	—	—	(16,215)	(1,314)

Net increase (decrease) in cash and cash equivalents	$(176)	$3,013	$11,741	$(5,367)	$5,018

Operating Activities

Consolidated net cash provided by operating activities was $17.2 million and $15.5 million for the nine months ended September 30, 2006 and 2005, respectively, and $17.2 million, $11.9 million and $1.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, and changes to operating assets and liabilities. Fluctuations in net cash provided by operating activities are primarily attributable to net income plus the depreciation and amortization of fixed assets.

Investing Activities

Consolidated net cash provided by (used in) investing activities was ($17.3 million) and ($12.5 million) for the nine months ended September 30, 2006 and 2005, respectively, and ($5.4 million), ($1.0 million) and $5.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. These activities primarily relate to sales and purchases of marketable securities and to capital expenditures in each period for furniture, equipment and leasehold improvement.

Financing Activities

Consolidated net cash used in financing activities was $16.2 million and $1.3 million for the years ended December 31, 2004 and 2003, respectively. NYBOT received $378,400 from the sale of option permits in the year ended December 31, 2004, and NYBOT incurred a charge of $9.0 million in both 2003 and 2004 for payments to members related to notes payable. In June 1998, when the Coffee, Sugar & Cocoa Exchange, Inc. (“CSCE”) merged with the New York Cotton Exchange, Inc. (“NYCE”) to form NYBOT, promissory notes with a face value of $45.2 million and $9.6 million were issued to Class A (former CSCE) members and Class B (former NYCE) members. In June 2004, the notes were fully repaid, resulting in a unification of the two classes of membership into one class of full NYBOT membership.

Future Capital Requirements

NYBOT’s future capital requirements will depend on many factors, including the rate of growth in its trading volumes, technology initiatives, regulatory compliance costs, the timing and introduction of new products and enhancements to existing products, and the level of competitiveness in NYBOT’s core commodities. NYBOT is continuing to purchase replacement assets with the pool of unused insurance proceeds, which must be utilized or declared as income effective January 1, 2007. Virtually all fixed assets and software assets were destroyed on September 11, 2001, and all accounting records were also destroyed. The period of 2001 through 2006 has included the replacement or reinvention of all fixed and software assets. NYBOT anticipates that its rate of capital purchases will decrease in 2007 and the following years from the pace immediately following September 11, 2001.

NYBOT believes that its cash from operations will be sufficient to funds its working capital and capital expenditures in the near term.

Off-Balance Sheet Entities

NYBOT currently does not have any relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commercial Commitments

The following is a schedule of NYBOT’s minimum rental commitments under non-cancelable leases as of December 31, 2005:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Contractual Obligations:
Operating leases	$47,188	$5,890	$17,680	$12,211	$11,407

Quantitative and Qualitative Disclosures about Market Risk

NYBOT is exposed to market risk in the ordinary course of its business. This market risk consists primarily of interest rate risk associated with its cash and cash equivalents and marketable securities.

Interest Rate Risk

NYBOT has exposure to market risk for changes in interest rates relating to its cash and cash equivalents, and marketable securities. As of September 30, 2006 and December 31, 2005 and 2004, its cash and cash equivalents, and marketable securities were $43.3 million, $29.1 million and $14.0 million, respectively. Due to the conservative nature of NYBOT’s investment portfolio, which is structured with a focus on capital preservation, NYBOT does not believe that its operating results or cash flows are significantly affected by changes in market interest rates. NYBOT does not use its investment portfolio for trading or other speculative purposes.

Impact of Inflation

NYBOT has not been adversely affected by inflation, as technological advances and competition have generally caused prices for the hardware and software that it uses for its electronic platform to remain constant or to decline. In the event of inflation, NYBOT believes that it will be able to pass along any price increases to its participants, as the prices that it charges are not governed by long-term contracts.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation, or FIN, No. 48, Accounting for Uncertainties in Income Taxes- an Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provided guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. NYBOT is currently evaluating the impact, if any, that the adoption of FIN No. 48 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. NYBOT has not determined the effect, if any, the adoption of this statement will have on its results of operations or financial position.

ICE REGULATION

Overview

ICE is primarily subject to the jurisdiction of regulatory agencies in the United States and the United Kingdom and have permission from 44 jurisdictions to allow trading on its platform.

Regulation of ICE’s Business in the United States

ICE operates its OTC electronic platform as an exempt commercial market under the CEA and regulations of the CFTC. The CFTC generally oversees, but does not substantively regulate, the trading of OTC derivative contracts on ICE’s platform. All of ICE’s participants must qualify as eligible commercial entities, as defined by the CEA, and each participant must trade for its own account, as a principal. Eligible commercial entities include entities with at least $10 million in assets that incur risks (other than price risk) relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as entities that regularly purchase or sell commodities or related contracts that are either (i) funds offered to participants that do not meet specified sophistication standards that have (or are part of a group of funds that collectively have) at least $1 billion in assets, or (ii) have, or are part of a group that has, at least $100 million in assets. ICE has also obtained orders from the CFTC permitting it to treat floor brokers and floor traders on U.S. exchanges and ICE Futures as eligible commercial entities, subject to their meeting certain requirements. As an exempt commercial market, ICE is required to comply with access, reporting and record-keeping requirements of the CFTC. Currently, ICE’s OTC business is not otherwise subject to substantive regulation by the CFTC or other U.S. regulatory authorities. Both the CFTC and the Federal Energy Regulatory Commission have view only access to ICE’s trading screens on a real-time basis. In addition, ICE is required to:

•	report to the CFTC certain information regarding transactions in products that are subject to the CFTC’s jurisdiction and that meet certain specified trading volume levels,

•	record and report to the CFTC complaints that it receives of alleged fraud or manipulative trading activity related to certain of its products, and

•	if it is determined by the CFTC that any of ICE’s markets for products that are subject to CFTC jurisdiction serve a significant price discovery function (that is, they are a source for determining the best price available in the market for a particular contract at any given moment), publicly disseminate certain market and pricing information free of charge on a daily basis.

Members of Congress have, at various times over the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy generally and to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation. Separate pieces of legislation have recently been introduced in Congress that would (i) provide the CFTC with the authority to require exempt commercial markets to comply with additional regulatory requirements, including the imposition of position limits, and to require some participants on exempt commercial markets to file reports on their positions, and (ii) place price controls on natural gas derivatives and make those derivatives tradable only on a designated contract market, which is a regulatory status ICE does not presently hold. If adopted, this legislation could require ICE and its participants to operate under heightened regulatory burdens and incur additional costs in order to comply with the additional regulations, and could deter some participants from trading on ICE’s OTC platform.

ICE cannot predict whether this legislation will be adopted. Although these legislative proposals have not been enacted, the same types of legislation, or similar legislation, could be introduced in the near future. If such legislation or other legislation were to be enacted into law, it could have an adverse effect on ICE’s business.

On January 19, 2006, the Federal Energy Regulatory Commission issued final rules clarifying the agency’s authority over market manipulation by all electricity and natural gas sellers, transmission owners and pipelines, regardless of whether they are regulated by the Federal Energy Regulatory Commission. The Energy Policy Act

of 2005 granted to the Federal Energy Regulatory Commission the power to prescribe rules related to the collection and government dissemination of information regarding the availability and price of natural gas and wholesale electric energy. These rules and possible future exercises of the Federal Energy Regulatory Commission’s rulemaking powers could adversely impact demand for or the value of ICE’s data products in the United States.

At various times in recent history, regulators in some states, including California and Texas, have publicly questioned whether some form of regulation, including price controls, should be re-imposed in OTC commodities markets, particularly in states where the power markets were recently deregulated. ICE or its participants may, in the future, become subject to additional legislative or regulatory measures. These could require ICE to incur significant compliance costs, modify its business strategy or adversely affect its revenues. Any measures affecting ICE’s participants in connection with their OTC commodities trading activities could potentially discourage participants from trading on ICE’s electronic platform and adversely affect its competitive position.

As discussed below, ICE’s futures business, conducted through ICE Futures, is regulated by the FSA and not the CFTC. Electronic trading in futures contracts on ICE Futures is permitted in many jurisdictions, including in the United States, through “no-action” relief from the local jurisdiction’s regulatory requirements. In the United States, direct electronic access to trading in ICE Futures products is offered to U.S. persons based on a series of “no-action” letters from the CFTC. In connection with the launch of the ICE WTI Crude futures contract in February 2006, the CFTC stated that it would evaluate the future use of its no-action process. As part of its evaluation, the CFTC held a public hearing on June 27, 2006 to consider the issue of what constitutes a “board of trade, exchange, or market located outside the United States” for the purposes of exemption from CFTC jurisdiction and regulation. On November 2, 2006, the CFTC issued a Statement of Policy affirming the use of its no-action process to permit foreign boards of trade to provide U.S. persons with electronic access to their markets.

ICE’s ability to offer new futures products under its existing no-action relief could be impacted by any actions taken by the CFTC as a result of future policy review. If ICE is unable to offer additional products, or if its offerings of products are subject to additional regulatory constraints, its business could be adversely affected. If the CFTC revokes or makes substantial revisions to the no-action process or to the no-action decisions upon which ICE currently relies, ICE Futures may be required to comply with additional regulation in the United States, including the possibility of being required to register as a regulated futures exchange in the United States, known as a “designated contract market.” Requiring ICE Futures to comply with regulation in addition to that presently required by its primary regulator, the FSA, would be costly and time consuming or absent such registration could result in a limitation of participant access to ICE Futures from the United States, and consequently have an adverse affect on liquidity and revenues.

Regulation of ICE’s Business in the United Kingdom and Europe

In the United Kingdom, ICE also engages in a variety of activities related to its business through subsidiary entities that are subject to regulation by the UK’s Financial Services Authority, or the FSA. ICE Futures is a recognized investment exchange (RIE) by the FSA in accordance with the Financial Services and Markets Act 2000 (FSMA). As such, ICE Futures maintains front-line regulatory responsibility for its markets and is subject to regulatory oversight by the FSA. In order to retain its status as an RIE, ICE Futures is required to dedicate sufficient resources to its regulatory functions and to meet various regulatory requirements relating to sufficiency of financial resources, adequacy of systems and controls and effectiveness of arrangements for monitoring and disciplining its members. Failure to comply with these requirements could subject ICE Futures to significant penalties, including de-recognition.

Further, ICE engages in sales and marketing activities in relation to its OTC business through its subsidiary ICE Markets Limited, or ICE Markets, which is authorized and regulated by the FSA as an arranger of deals in investments and as an agency broker. ICE Markets has agreed to be subject to certain aspects of the FSA’s Alternative Trading Systems regime which include various reporting, record keeping, and monitoring obligations with respect to use by its participants of ICE’s electronic trading platform.

The regulatory framework in relation to ICE Futures’ status as an RIE is supplemented by a series of legislative provisions regulating the conduct of participants in the regulated market. Importantly, FSMA contains provisions making it an offense to engage in certain market behavior and prohibits market abuse through the misuse of information, the giving of false or misleading impressions or the creation of market distortions. Breaches of those provisions give rise to the risk of criminal or civil sanctions, including financial penalties. It should be noted, that under FSMA, ICE Futures, as an RIE, enjoys statutory immunity in respect of any claims for damages brought against it relating to any actions it has undertaken (or in respect of any action it has failed to take), in good faith, in the discharge of its regulatory function.

Currently, there is no consolidated approach to the regulation of commodity and commodity derivatives trading in the various jurisdictions within the European Union (E.U.). ICE has reviewed the applicable laws and, where appropriate, have taken steps to ensure that it has obtained the relevant license or authorization to operate in relevant jurisdictions. However, a series of Europe-wide initiatives will introduce a more harmonized approach to regulation in this area. In particular, the Market Abuse Directive (Directive 2003/06/EC) which came into force in October 2004 introduced a specific prohibition against insider dealing in commodity derivative products. Further, the Markets in Financial Instruments Directive (Directive 2004/39/EC), or MiFID, which will come into force in November 2007, will introduce a harmonized approach to the licensing of services relating to commodity derivatives across the E.U. The proposals also impose greater regulatory burdens on E.U.-based operators of regulated markets, alternative trading systems and authorized firms in the commodity derivatives area but will also introduce the concept of a pan-European “passport” allowing ICE to offer services in all E.U. member states in which its participants are based on the basis of UK regulation. ICE will review its regulatory licenses in light of the implementation of MiFID to ensure that they meet its requirements.

NYBOT REGULATION

Regulation of the U.S. Futures Exchange Industry

NYBOT’s operations are subject to extensive regulation by the CFTC under the CEA. The CEA generally requires that futures trading conducted in the United States be conducted on a commodity exchange designated as a contract market by the CFTC. It also establishes non-financial criteria for an exchange to be designated to list futures and options contracts. Designation as a contract market for the trading of specified futures contracts is non-exclusive. This means that the CFTC may designate additional exchanges as contract markets for trading in the same or similar contracts. As a designated contract market, NYBOT is a self-regulatory organization which has instituted detailed rules and procedures to comply with the “core principles” applicable to it under the CEA. NYBOT also has surveillance and compliance operations and procedures to monitor and enforce compliance with its rules, and NYBOT is periodically audited by the CFTC with respect to the fulfillment of NYBOT’s self-regulatory programs in these areas.

Changes in Existing Laws and Rules

Deregulation and the opening of markets within the financial services industry in the United States has increased customer access to products and markets, reduced regulatory barriers to product innovation and encouraged consolidation. In the Unites States, many regulatory barriers to product development were largely repealed by the enactment of the CFMA. The CFMA replaced the more extensive statutory requirements to which exchanges had previously been subject with more flexible and general, “core principles” that exchanges would need to satisfy. The CFMA also reduced substantive CFTC regulation of exchanges, and reduced the cost and burdens of listing new contracts for trading. The CFTC has adopted rules to implement those changes, which enable regulated exchanges to self-certify new contracts and rules, without the delays occasioned by regulatory review and approval. Finally, the CFMA lifted the ban on trading in single-stock futures subject to the coordinated oversight of the CFTC and SEC, providing U.S. derivatives exchanges with the opportunity to compete for this new market. However, despite the reductions in burdens brought about by the CFMA, NYBOT remains subject to extensive regulation, and the cost of regulatory compliance is substantial. Other amendments to the CEA may be adopted by Congress and might be less favorable to NYBOT’s business.

Additional legislation or regulation, or changes in existing laws and rules or their interpretation, may directly affect NYBOT’s mode of operation and profitability. The regulations under which NYBOT has operated since 1974 have been changed in a manner that will permit unregulated competitors and competitors in other regulated industries to attempt to trade NYBOT’s products in their own trading facilities without the same regulatory costs NYBOT bears and allow NYBOT’s competitors to trade futures contracts identical to the ones that NYBOT offers without any form of regulation or oversight by the CFTC under certain circumstances. Generally, those exclusions are available to markets limited to financial products traded among institutions, whether traded electronically or not. NYBOT could also comply with those exclusions and operate markets that are outside CFTC jurisdiction. The CFTC has recently issued for public comment proposed changes to conflict of interest rules, including rules relating to the governance of self-regulatory organizations. Any such changes could impose significant costs and other burdens on NYBOT. See “Risk Factors—Risks Relating to ICE’s Business Following the Merger—The nature and role of NYBOT’s self-regulatory responsibilities may change.”

The CFTC is subject to periodic reauthorization by Congress every five years. Congress is currently undertaking this process of reviewing the laws and regulations embodied in the CEA to ensure that those affecting the futures industry are working adequately as market conditions evolve. Changes made to the regulatory framework for exchanges during reauthorization could make it easier for others to compete with NYBOT at a lower regulatory cost. Thus, the regulatory framework may provide greater regulatory advantages for some of NYBOT’s competitors than it does for NYBOT. See “Risk Factors—Risks Relating to ICE’s Business Following the Merger—Proposals of legislation or regulatory changes preventing clearing facilities from being owned or controlled by exchanges, even if unsuccessful, may limit or stop NYBOT’s ability to run a clearing house.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR

ICE AFTER THE MERGER

The following unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of ICE and NYBOT, giving effect to the merger as if it had been consummated on September 30, 2006. The following unaudited pro forma condensed combined statements of income for the year ended December 31, 2005 and the nine months ended September 30, 2006 combine the historical consolidated statements of income of ICE and NYBOT, giving effect to the merger as if it had occurred on January 1, 2005. The pro forma condensed combined financial statements are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of income, expected to have a continuing impact on the combined results.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of ICE and NYBOT, which have been included elsewhere in this prospectus/proxy statement, respectively, and the selected historical consolidated financial data included elsewhere in this prospectus/proxy statement. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed at the dates indicated.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with ICE treated as the acquiring entity. Accordingly, consideration paid by ICE to complete the merger with NYBOT will be allocated to NYBOT’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. They do not include liabilities resulting from integration planning which are not presently estimable as discussed below. Amounts preliminarily allocated to intangible assets with indefinite lives may significantly decrease or increase and amounts allocated to intangible assets with finite lives may increase or decrease significantly, which could result in a material increase or decrease in amortization of intangible assets. In addition, we continue to analyze goodwill and intangible assets related to the merger, and any other intangible assets subsequently identified would impact the purchase price allocation. Therefore, actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the merger and other changes in NYBOT’s net tangible and intangible assets which occur prior to the completion of the merger could cause material differences in the information presented. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below.

ICE expects to incur costs associated with integrating the two businesses. Management’s development of these integration plans is underway. The impact of these plans, assuming they were in place at the date of completion of the merger, could increase or decrease the amount of liabilities recognized in accordance with FASB Emerging Issues Task Force No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” and thus could decrease or increase the amount of goodwill and intangible assets recognized. The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities.

These unaudited pro forma condensed combined financial statements reflect a preliminary allocation of the purchase price as if the merger had been completed on September 30, 2006, with respect to the balance sheet, and on January 1, 2005, with respect to the statements of income. The preliminary allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above. The estimated purchase price of $1.1 billion has been calculated as follows (in thousands):

Cash	$400,000
Estimated fair value of shares issued	706,622
Estimated merger-related transaction costs	17,500

Total preliminary purchase price	$1,124,122

The fair value of shares issued reflects the 10.3 million shares of ICE common stock to be issued to NYBOT stockholders, valued for pro forma purposes at $68.63 per share. The $68.63 per share value is based on the average closing price of ICE’s common stock for the five business day period commencing two business days prior to the public announcement of the acquisition on September 14, 2006. Merger-related transaction costs include an estimate for investment advisor, legal, accounting, valuation, printing and other external costs directly related to the merger.

Under purchase accounting, the total preliminary purchase price is allocated to NYBOT’s net tangible and identifiable intangible assets or liabilities based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets or liabilities is recorded as goodwill. The estimated fair value of net liabilities acquired was established based upon the September 30, 2006 consolidated balance sheet of NYBOT. For pro forma purposes, ICE has estimated the fair value of the identifiable intangible assets at $177.9 million. The estimates and assumptions are subject to change based upon a final valuation to be performed by a third party and further developments in ICE’s integration planning efforts. Based on a preliminary evaluation, the total preliminary purchase price was allocated as follows (in thousands):

Goodwill	$973,727
Identifiable intangible assets	177,900
Fair value of net liabilities acquired	(27,505)

Total preliminary purchase price allocation	$1,124,122

Unaudited Pro Forma Condensed Combined Statement of Income of

ICE and NYBOT for the Year Ended December 31, 2005

(in thousands, except per share data)

	Historical ICE	Historical NYBOT	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Transaction fees, net	$136,976	$62,546			$199,522
Market data fees	14,642	17,774			32,416
Other	4,247	5,319			9,566

Total revenues	155,865	85,639			241,504

Operating expenses:
Compensation and benefits	35,753	28,076			63,829
Professional services	10,124	4,919			15,043
Patent royalty	1,491	—			1,491
Selling, general and administrative	17,395	22,508			39,903
Floor closure costs	4,814	—			4,814
Settlement expense	15,000	—			15,000
Depreciation and amortization	15,083	5,920	$2,771	(a)	23,774

Total operating expenses	99,660	61,423	2,771		163,854

Operating income	56,205	24,216	(2,771)		77,650
Other income (expense), net	3,790	1,301	(2,423	)(b)	(19,563)

			(841	)(c)
			(14,222	)(d)
			(7,168	)(e)

Income before income taxes	59,995	25,517	(27,425)		58,087
Income tax expense	19,585	12,595	(9,050	)(f)	23,130

Net income	$40,410	$12,922	$(18,375)		$34,957

Redemption adjustments to redeemable stock put	(61,319)	—	—		(61,319)

Net income (loss) available to common shareholders	$(20,909)	$12,922	$(18,375)		$(26,362)

Loss per common share:
Basic	$(0.39)				$(0.42)

Diluted	$(0.39)				$(0.42)

Weighted average common shares outstanding:
Basic	53,218				63,515

Diluted	53,218				63,515

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income of

ICE and NYBOT for the Nine Months Ended September 30, 2006

(in thousands, except per share data)

	Historical ICE	Historical NYBOT	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Transaction fees, net	$190,829	$53,912			$244,741
Market data fees	24,589	14,057			38,646
Other	3,116	4,915			8,031

Total revenues	218,534	72,884			291,418

Operating expenses:
Compensation and benefits	35,536	22,765			58,301
Professional services	8,723	5,017			13,740
Patent royalty	6,363	—			6,363
Selling, general and administrative	17,638	17,061			34,699
Depreciation and amortization	9,824	3,798	$2,552	(a)	16,174

Total operating expenses	78,084	48,641	2,552		129,277

Operating income	140,450	24,243	(2,552)		162,141
Other income (expense), net	4,693	1,685	(4,920	)(b)	(9,994)

			(631	)(c)
			(8,648	)(d)
			(2,173	)(e)

Income before income taxes	145,143	25,928	(18,924)		152,147
Income tax expense	50,867	12,064	(6,623	)(f)	56,308

Net income	$94,276	$13,864	$(12,301)		$95,839

Earnings per common share:
Basic	$1.68				$1.44

Diluted	$1.59				$1.38

Weighted average common shares outstanding:
Basic	56,070				66,366

Diluted	59,269				69,566

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet of

ICE and NYBOT as of September 30, 2006

(in thousands)

	Historical ICE	Historical NYBOT	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$70,182	$15,781	$(17,500	)(g)	$68,463
			246,680	(i)
			(246,680	)(h)
Restricted cash	15,664	—			15,664
Cash—clearing member deposits	—	539,464			539,464
Cash—variation margin deposits	—	4,675			4,675
Short-term investments	178,028	3,392	(153,320	)(h)	28,100
Accounts receivable	36,699	7,890			44,589
Prepaid expenses and other current assets	10,818	2,173			12,991

Total current assets	311,391	573,375	(170,820)		713,946

Property and equipments, net	22,395	19,199			41,594

Other noncurrent assets
Goodwill, net	79,574	—	17,500	(g)	1,053,301
			400,000	(h)
			667,314	(j)
			(177,900	)(k)
			(77	)(l)
			66,890	(m)
Other intangible assets, net	1,585	—	177,900	(k)	179,485
Long-term investments	—	24,169			24,169
Other noncurrent assets	5,905	9,018	3,320	(i)	18,243

Total other noncurrent assets	87,064	33,187	1,154,947		1,275,198

Total assets	$420,850	$625,761	$984,127		$2,030,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$799	$14,521			$15,320
Accrued salaries and benefits	12,705	—			12,705
Due to clearing members	—	544,139			544,139
Accrued liabilities	11,511	163			11,674
Income taxes payable	7,137	2,514			9,651
Current deferred tax liability, net	347	—			347
Current portion of long term debt	—	—	$50,000	(i)	50,000
Deferred revenue	2,817	77	(77	)(l)	2,817

Total current liabilities	35,316	561,414	49,923		646,653

Noncurrent liabilities:
Noncurrent deferred tax liability, net	4,331	11,632	66,890	(m)	82,853
Deferred government grant	—	12,669			12,669
Long term debt	—	—	200,000	(i)	200,000
Other noncurrent liabilities	1,770	738			2,508

Total noncurrent liabilities	6,101	25,039	266,890		298,030

Total liabilities	41,417	586,453	316,813		944,683

Shareholders’ equity:
Members equity	—	39,308	(39,308	)(j)	—
Common stock	588	—	103	(j)	691
Treasury stock	(9,400)	—			(9,400)
Additional paid-in capital	218,792	—	706,519	(j)	925,311
Retained earnings	142,187	—			142,187
Accumulated other comprehensive income	27,266	—			27,266

Total shareholders’ equity	379,433	39,308	667,314		1,086,055

Total liabilities and shareholders’ equity	$420,850	$625,761	$984,127		$2,030,738

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Pro Forma Presentation

On September 14, 2006, ICE and NYBOT entered into a definitive merger agreement (the “Agreement”). Under the terms of the Agreement, ICE will acquire 100% of NYBOT in a merger transaction for approximately $1.1 billion, consisting of 10.3 million shares of ICE common stock and $417.5 million in cash, including cash to be used to satisfy merger-related transaction costs. ICE is considered the acquiring entity and is treated as the continuing reporting entity. The costs of the transaction incurred by ICE will result in an increase in goodwill.

The unaudited pro forma condensed combined financial statements assume the issuance of 10.3 million shares of ICE common stock at $68.63 per share, the payment in cash of $400.0 million by ICE and $17.5 million for estimated merger-related transaction costs. The Agreement also includes a closing working capital adjustment calculation whereby excess working capital cash would be paid to NYBOT and included as part of the purchase price. Based on the calculation as of September 30, 2006, there are no working capital adjustments included in the unaudited pro forma condensed combined financial statements.

The following information should be read in conjunction with the pro forma condensed combined financial statements:

•	Accompanying notes to the unaudited pro forma condensed combined financial statements.

•	Separate historical financial statements of ICE for the years ended December 31, 2005, 2004 and 2003 and the nine-month periods ended September 30, 2006 and 2005, included elsewhere in this document.

•	Separate historical financial statements of NYBOT for the years ended December 31, 2005, 2004 and 2003 and the nine-month periods ended September 30, 2006 and 2005, included elsewhere in this document.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with ICE treated as the acquirer in accordance with U.S. generally accepted accounting principles.

2. Pro Forma Adjustments

There were no intercompany balances and transactions between ICE and NYBOT as of the dates and for the periods of these pro forma condensed combined financial statements. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had ICE and NYBOT filed consolidated income tax returns during the periods presented. The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a)	Represents amortization expense attributable to intangible assets related to the acquisition of NYBOT’s customer base using an economic depletion method over a 20.2 year estimated useful life based on a preliminary purchase price allocation.

(b)	Records the elimination of ICE’s interest income due to cash consideration paid in conjunction with the merger.

(c)	Represents amortization of debt issuance costs of $3.3 million over five years.

(d)	Records interest expense attributable to a five year, $250.0 million term loan at LIBOR plus 75 basis points, which is currently estimated to be 6.15%.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(e)	Records estimated interest expense attributable to borrowings to complete the funding of the cash portion of the transaction. Cash on the balance sheet as of January 1, 2005 would not have been sufficient to fund the cash portion of the acquisition. The additional borrowings assume ICE would draw down the available portion on its $50.0 million line of credit as well as obtain an increase in the line of credit of $63.6 million as of January 1, 2005, at a six month LIBOR rate plus one percent.

(f)	The income tax expenses related to the pro forma adjustments is projected at an estimated effective tax rate of 33.0% for the year ended December 31, 2005 and 35.0% for the nine months ended September 30, 2006.

(g)	Reflects ICE’s estimated transaction costs of $17.5 million.

(h)	Records the cash consideration paid to NYBOT of $400.0 million.

(i)	Issuance of a five year $250.0 million term loan associated with the acquisition, including $3.3 million in estimated debt issuance costs.

(j)	Reflects the issuance to NYBOT of 10.3 million shares of ICE common stock, with a $0.01 par value and a fair value of $68.63 per share. Also reflects the elimination of the historical members’ equity of NYBOT.

(k)	The preliminary purchase price allocation resulted in the recognition of intangible assets of $177.9 million, including $66.7 million for the customer base/relationship intangible, $94.3 million for the Designated Contract Market/Derivatives Clearing Organization, or DCM/DCO, designation intangible and $16.9 million for the trade name intangible. The DCM/DCO designation intangible and the trade name intangible have indefinite lives.

(l)	Elimination of NYBOT’s deferred revenue at the date of acquisition due to its elimination in purchase accounting.

(m)	Recording the identifiable intangible assets results in the establishment of a deferred tax liability of $66.9 million.

3. Pro Forma Earnings Per Share

The pro forma basic and diluted earnings per share are based on the weighted average number of shares of ICE securities outstanding, adjusted for the shares to be issued by ICE as consideration for the merger.

DESCRIPTION OF ICE’S CAPITAL STOCK

The following descriptions are summaries of the material terms of ICE’s amended and restated charter and bylaws. They may not contain all of the information that is important to you. To understand them fully, you should read its amended and restated charter and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus/proxy statement is a part. The following descriptions are qualified in their entirety by reference to the amended and restated charter and bylaws and applicable law.

Pursuant to ICE’s amended and restated charter, its authorized capital stock consists of 300,000,000 shares, each with a par value of $0.01 per share, of which:

•	25,000,000 shares are designated as preferred stock; and

•	275,000,000 shares are designated as common stock, divided into the following classes:

•	194,275,000 shares are designated as common stock, which ICE refers to as common stock, 57,230,003 shares of which are outstanding as of September 30, 2006; and

•	80,725,000 shares are designated as Class A common stock, divided into two series: Class A common stock, Series 1 and Class A common stock, Series 2, of which no shares are outstanding as of September 30, 2006.

In this prospectus/proxy statement, unless the context otherwise requires, ICE refers to the common stock and the Class A common stock, collectively, as ICE common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.

Preferred Stock

ICE’s authorized capital stock includes 25,000,000 shares of preferred stock, none of which is outstanding. ICE’s board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. ICE’s board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by ICE’s board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.

Common Stock

ICE’s authorized capital stock includes 275,000,000 shares of common stock, divided into two classes: common stock and Class A common stock. Of the Class A common stock, no shares are outstanding as of September 30, 2006. Following the conversion of all outstanding shares of Class A1 and Class A2 common stock, the Class A1 shares and the Class A2 shares were cancelled and may no longer be issued. The terms of ICE’s common stock are discussed below.

ICE’s common stock has the following rights and privileges:

•	Voting: Each holder of shares of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. Except as otherwise required by law or as described below, holders of shares of common stock will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors.

There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of common stock voting for the election of directors can elect all the directors if they choose to do so, subject to the voting rights of holders of any preferred stock to elect directors.

Dividends and distributions: The holders of shares of common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by ICE’s board of directors from legally available funds.

Liquidation, dissolution or winding-up: In the event of ICE’s liquidation, dissolution or winding-up, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of its preferred stock.

Restrictions on transfer: Neither ICE’s charter nor its bylaws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

Redemption, conversion or preemptive rights: Holders of shares of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for ICE’s securities.

Other Provisions: There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by ICE.

The rights, preferences, and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of any series of preferred stock that ICE may designate and issue in the future. As of the date of this prospectus/proxy statement, there are no shares of preferred stock outstanding.

Limitation of Liability and Indemnification Matters

ICE’s charter provides that none of its directors will be liable to it or its shareholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the Delaware General Corporation Law, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. ICE’s bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was one of its directors or senior officers or, at its request, serves or served as a director, officer, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. ICE’s bylaws also provide that, to the extent authorized from time to time by its board of directors, it may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.

Section 203 of the Delaware General Corporation Law

ICE is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or a transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between ICE and an interested shareholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•	prior to the time the shareholder became an interested shareholder, ICE’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	on consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of ICE’s voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•	the business combination is approved by ICE’s board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of ICE’s outstanding voting stock that is not owned by the interested shareholder.

Certain Anti-Takeover Matters

ICE’s charter and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with ICE’s board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors

Vacancies and newly created seats on ICE’s board may be filled only by its board of directors. Only ICE’s board of directors may determine the number of directors on its board. The inability of shareholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of its board of directors, but these provisions promote a continuity of existing management.

Advance Notice Requirements

ICE’s bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of its shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to its secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at its principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Adjournment of Meetings of Shareholders Without a Shareholder Vote

ICE’s bylaws permit the chairman of the meeting of shareholders, who is appointed by the board of directors, to adjourn any meeting of shareholders for a reasonable period of time without a shareholder vote.

Special Meetings of Shareholders

ICE’s bylaws provide that special meetings of the shareholders may be called by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of at least 50% of the shares of common stock outstanding at the time.

No Written Consent of Shareholders

ICE’s charter requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting. ICE’s charter generally does not permit its shareholders to act by written consent without a meeting.

Amendment of Bylaws and Charter

ICE’s charter requires the approval of not less than 66 2/3% of the voting power of all outstanding shares of its capital stock entitled to vote to amend any bylaw by shareholder action or to amend the charter provisions described in this section. This supermajority voting requirement makes it more difficult to alter the anti-takeover provisions of its bylaws and its charter. ICE’s charter also authorizes the board of directors to amend the bylaws at any time without shareholder action.

Blank Check Preferred Stock

ICE’s charter provides for 25,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of ICE by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, ICE’s board of directors were to determine that a takeover proposal is not in its best interests, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, the charter grants ICE’s board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek shareholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.

Listing

ICE’s common stock is listed on the New York Stock Exchange under the symbol “ICE.”

Transfer Agent

The transfer agent for ICE’s common stock is Computershare Investor Services.

COMPARISON OF RIGHTS PRIOR TO AND AFTER THE MERGER

This section describes the material differences between the rights of holders of NYBOT membership interests and the rights of holders of ICE common stock prior to the merger. The differences between the rights of NYBOT members and ICE stockholders prior to the merger primarily result from: (i) the fact that NYBOT is a New York not-for-profit corporation, whereas ICE is a Delaware for-profit corporation; and (ii) the differences between the governing documents of NYBOT and ICE. As a result of the merger, some NYBOT members will receive ICE common stock as merger consideration. Thus, following the merger, NYBOT members will have the same rights as ICE stockholders to the extent they receive ICE shares as merger consideration. NYBOT members choosing the cash election may not receive any ICE shares in the merger.

This section does not include a complete description of all differences among the rights of NYBOT members and ICE stockholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences in these rights as material is not intended to indicate that other differences that may be equally important do not exist. All NYBOT members and ICE stockholders are urged to read carefully the relevant provisions of the New York Not-For-Profit Corporation Law and the Delaware General Corporation Law, as well as the certificate of incorporation, bylaws and rules of NYBOT, the amended certificate of incorporation and bylaws of ICE, and the certificate of incorporation and bylaws of the surviving corporation (which are included as Annexes B and C, respectively, to this prospectus/proxy statement).

Copies of the bylaws and rules of NYBOT are available on its website and the amended certificate of incorporation and bylaws of ICE are available to NYBOT members and ICE stockholders, respectively, upon request.

NYBOT Members	ICE Stockholders

Authorized Equity Interests

The bylaws of NYBOT authorize the issuance of up to 977 membership interests.

A NYBOT member may lease his or her membership interest upon approval by the board of governors of NYBOT. During the term of the lease, the lessee may use the leased membership interest for the limited purpose of trading in contracts the lessor is entitled to trade with his or her membership interest. The lessor shall continue to exercise voting rights and receive any distribution of assets of NYBOT in the event of any liquidation, dissolution or winding up of the affairs of NYBOT during the term of the lease.

Common Stock. ICE’s authorized capital stock consists of 275,000,000 shares of common stock, par value $0.01 per share, divided into two classes: common stock and Class A common stock. No shares of Class A common stock are outstanding, and shares of Class A common stock may no longer be issued.

Preferred Stock. ICE is currently authorized to issue 25,000,000 shares of preferred stock, par value $0.01 per share.

Dividends/Distributions

If in the judgment of NYBOT’s board the amount of dues for any year shall be found to exceed the requirements of the exchange, NYBOT’s board shall return any portion thereof not so required.

As a “board of trade” under the New York Not-For-Profit Corporation Law, NYBOT may make distributions of cash or property to its members, where the board of governors finds that such cash,

Holders of common stock have a right to receive dividends and distributions as may be declared thereon by the board of directors out of legally available assets or funds, subject to the rights of holders of preferred stock.

Dividends upon the capital stock of ICE, subject to ICE’s certificate of incorporation and applicable law,

NYBOT Members	ICE Stockholders

property or other benefit is not required for the conduct of its corporate purposes. However, no such action may be taken when the corporation is currently insolvent or would thereby be made insolvent or rendered unable to carry on its corporate purposes, or when the fair value of NYBOT’s assets remaining after the taking of such action would be insufficient to meet its liabilities.	may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock.

Annual Meeting of Members/Stockholders

A meeting of NYBOT members is held annually on the third Wednesday in June or such other day as the board of governors shall proscribe. If the annual meeting of NYBOT members is not held on the date designated therefore, the board shall cause the meeting to be held as soon thereafter as convenient.	An annual meeting of stockholders to elect directors and transact other business properly brought before the meeting is held at such date and time as designated from time to time by the board of directors.

Special Meeting of Members/Stockholders

Special meetings of NYBOT members, for any purpose, may be called by the chairman of the board or the president in his discretion, and must be called by the president upon the written request of either a majority of the board of governors or of NYBOT members entitled to cast 10% of the total number of votes entitled to be cast at such meeting. Any such written request shall state the purpose of the proposed meeting, and the special meeting shall be limited to the purpose set forth in the written request.	Special meetings of stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of common stock representing in the aggregate at least 50% of the shares of common stock outstanding at such time. Such request shall state the purpose or purposes of the proposed meeting. No matter can be brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to ICE’s notice requirement.

Voting Rights—General

Every member of NYBOT is entitled to vote on matters requiring the vote of members; provided, however, that no member may cast more than one vote irrespective of the number of NYBOT membership interests that he or she may hold.	Holders of shares of common stock are entitled to one vote for each share owned of record on all matters requiring a vote of the stockholders of ICE, except as may otherwise be provided with respect to a vote by holders of preferred stock. Except as otherwise required by law or as may otherwise be provided with respect to a vote by holders of preferred stock, holders of shares of common stock vote together as a single class on all matters presented to the shareholders for their vote or approval. There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of common stock voting for the election of directors can elect all the directors if they choose to

NYBOT Members	ICE Stockholders

do so, subject to the voting rights of holders of any preferred stock to elect directors.

Voting Rights in Extraordinary Transactions

Whenever any corporate action other than the election of governors is to be taken by vote of NYBOT members, it shall, except as otherwise required by law, the certificate of incorporation or the bylaws, be authorized by a majority of the votes cast at a meeting of NYBOT members by NYBOT members entitled to vote thereon.

Under the New York Not-For-Profit Corporation Law, approval of a plan of merger or consolidation requires the affirmative vote of at least two-thirds of the votes cast at a meeting of members. The affirmative vote must also represent a quorum, which is ten percent of NYBOT members entitled to vote at the meeting or one hundred NYBOT members, whichever is less, whether present in person or by proxy.

The Delaware General Corporation Law generally requires that any merger, consolidation, or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a Delaware corporation’s certificate of incorporation may provide for a greater vote, the fourth amended and restated certificate of incorporation of ICE does not.

Trading Rights

A NYBOT membership interest carries with it trading rights, which entitle its holder to trade on the floor or to lease the right to trade to a third party, subject to approval of the board of governors.	ICE common stock does not entitle its holder to any trading rights or license to use the trading facilities of ICE.

Transfer Restrictions/Ownership and Voting Limits on Membership Interests

Ownership Limitation: None.

Voting Limitation: A NYBOT member may not cast more than one vote irrespective of the number of membership interests he or she may hold.

Restrictions on Transfer: A NYBOT member may transfer his or her membership interest only to another NYBOT member or to a NYBOT member-elect. The distribution by NYBOT of the proceeds from the sale of a membership interest shall be made as follows; first in satisfaction of all debts owed to the clearing member guarantor, second in satisfaction of debts to other NYBOT members, third in satisfaction of outstanding dues, assessments, fines or fees owed to NYBOT or the clearing organization, and fourth to the person whose NYBOT membership interest was sold.

Ownership Limitation: None.

Voting Limitation: None.

Restrictions on Transfer: Neither ICE’s certificate of incorporation nor its bylaws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws. In order to maintain trading privileges, a former NYBOT member must hold 3,162 shares of ICE common stock. If the former NYBOT member fails to hold at least 3,162 shares of ICE common stock, these trading rights will be revoked. Similarly, to maintain clearing member privileges, a former NYBOT member must hold 21,078 shares of ICE common stock.

NYBOT Members	ICE Stockholders

If a NYBOT member wishes to transfer a NYBOT membership interest and such NYBOT membership interest is the only NYBOT membership interest owned by such NYBOT member, such NYBOT membership interest shall not be transferred unless and until: (i) 15 days’ notice is given to NYBOT; (ii) there are no outstanding investigations or disciplinary actions; (iii) all claims of the clearing member guarantor of such NYBOT member have been paid; (iv) all allowable claims of other NYBOT members against such Member have been paid or resolved; and (v) all dues and assessments levied by the clearing organization or NYBOT with respect to NYBOT membership interest have been paid.

Member/Stockholder Proposals

Members are entitled to nominate, by petition, and elect twenty non-public governors (see below), and to request special meetings (see above).	A record stockholder of ICE entitled to vote at the annual meeting may bring a matter before any annual meeting of stockholders by giving notice to the secretary of ICE within a certain period.

Board of Governors/Directors

The board of governors consists of twenty-five voting governors, five of whom must each be a NYBOT member principally engaged in the purchase and sale of commodity contracts on the exchange floor, five of whom must each be a NYBOT member identified with the coffee, sugar, cocoa, cotton or orange juice trade (provided that each such trade must have at least one such representative), one of whom must be a NYBOT member identified with any trade associated with any commodity contract, four of whom must each be a NYBOT member and an executive officer, governor, partner or member of a member firm that is a futures commission merchant (“FCM”), two of whom must each be a NYBOT member and an executive officer, governor, partner or member of a Member Firm that is not an FCM but is principally engaged in the business of purchasing and selling commodity contracts on the exchange floor, five of whom must not be NYBOT members and must be designated as public governors, and three of whom must each be a NYBOT member and must have been elected as chairman of the board, vice chairman of the board and treasurer, and one non-voting governor who must be the president of the exchange.

The number of directors of ICE is determined by resolution of the board of directors from time to time. The board has authorized nine directors to sit on the board, but this number will be increased to 11 in connection with the merger. Currently, only eight positions are filled.

Each director holds office until the next election, and until his or her successor is elected and qualified or until his or her resignation or removal.

NYBOT Members	ICE Stockholders

Governors serve for a term of two years (or, in the case of a governor appointed to fill a vacancy on the board, until the next annual meeting, whereby NYBOT members elect a governor to serve the balance of the term of the governor who vacated the office if it did not already expire).

Nomination and Appointment of Directors/Governors

NYBOT members elect twenty governors who are not public governors. Elected governors are elected at each annual meeting of NYBOT members to succeed the elected governors whose terms expire at such annual meeting and shall hold office until the second annual meeting of NYBOT members following their election. Each year ten elected governors are elected.

At the regular meeting of the board of governors held in February, the elected governors appoint public governors for two-year terms.

Nominations of candidates are made by a petition signed by thirty members who are eligible to vote in such election. Elected governors are elected by a plurality of votes cast by the members at an annual meeting of the members where a quorum is present. In the event of a tie vote, the board of governors fills the position with one of the tied candidates.

Vacancies occurring in the board of governors for any reason are filled by the remaining voting governors. All vacancies are filled by another person from the same category as the governor whose resignation or removal created the vacancy. A governor so appointed by the board of governors to fill a vacancy holds office until the next annual meeting of the members. A public governor appointed to fill a vacancy holds office until the time at which the term of the governor who vacated the office would have expired, and until his successor is elected and qualified.

Each director is elected by the stockholders at their annual meeting.

Directors are elected by a plurality of the votes of the shares present or represented by proxy at the meeting and entitled to vote thereon.

The nomination of a director for election may be made by any ICE stockholder. Any stockholder desiring to nominate any person or persons for election as a director at an annual meeting shall give notice to the secretary of ICE within a certain time period.

Any vacancies on the board of directors are filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected or appointed to fill a vacancy or a newly created directorship holds office until the next election and until his or her successor is duly elected and qualifies, or until his or her earlier resignation or removal.

Removal of Governors/Directors

Except in the case of the president, in the event of the refusal, failure, neglect or inability of any governor to discharge his duties, or for any cause affecting the best interest of NYBOT, the board of governors has the power, by the affirmative vote of at least two-thirds of the voting governors then in office, to remove such governor and declare his office vacant.	The Delaware General Corporation Law provides that any or all of the directors may be removed, with or without cause by the holders of a majority of shares entitled to vote thereon.

NYBOT Members	ICE Stockholders

Under the New York Not-For-Profit Corporation Law, any or all of the governors may be removed for cause by vote of the members.

Amendments to Certificate of Incorporation

Pursuant to the New York Not-For-Profit Corporation Law, NYBOT may amend its certificate of incorporation.

No provision of Article V (Amendments to Bylaws), VI (Number of Directors; Vacancies), VIII (No Stockholder Action Without Meeting; Power of the Board) or IX (Amendments to Certificate of Incorporation) shall be amended, modified or repealed unless approved by the affirmative vote of the holders of not less than two-thirds of the voting power of all outstanding shares of common stock and all other outstanding shares of stock of ICE entitled to vote on such matter.

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

Amendments to Bylaws/Rules

The bylaws and rules cannot be altered or amended until the proposed alteration or amendment is (a) approved by a vote of two-thirds of the voting governors present and (b) in the case of the bylaws, ratified by a majority vote of the members, voting by ballot, at a meeting held for that purpose. Notwithstanding the foregoing, on the request of any governor, a proposed alteration or amendment shall be voted upon at a meeting subsequent to the meeting at which such alteration or amendment is submitted to the board of governors.

The rules affecting certain commodities may not be amended without the approval of the contract specification committee for the affected commodity contract.

The board of directors is expressly authorized to adopt, amend or repeal any or all of the bylaws of ICE at any time. Stockholders may adopt, amend or repeal any bylaws whether or not adopted by them, at any time with an affirmative vote of the holders of not less than two-thirds of the voting power of all outstanding shares of stock of ICE entitled to vote on such matter.

NYBOT Members	ICE Stockholders

Appraisal or Dissenter’s Rights

There are no dissenters’ or appraisal rights under the New York Not-For-Profit Corporation Law.

Under the Delaware General Corporation Law, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however if the corporation’s stock is either (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by more than 2,000 holders.

Even if a corporation’s stock meets the foregoing requirements, however, the Delaware General Corporation Law provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (1) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (2) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, where such shares or depository receipts are listed on a national securities exchange or an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, or (3) any combination of the foregoing.

Anti-Takeover Legislation

There are no relevant anti-takeover provisions in the New York Not-For-Profit Corporation Law.	Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. For more information regarding Section 203, see “Description of ICE’s Capital Stock—Section 203 of the Delaware General Corporation Law.”

VALIDITY OF COMMON STOCK

The validity of ICE’s common stock offered by this prospectus/proxy statement is being passed upon by Sullivan & Cromwell LLP, New York, New York, counsel for ICE.

EXPERTS

ICE’s consolidated financial statements and schedule as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, all included in this prospectus/proxy statement and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report. ICE has included its consolidated financial statements and schedule in this prospectus/proxy statement and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

NYBOT’s consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, all included in this prospectus/proxy statement and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report. NYBOT has included its consolidated financial statements in this prospectus/proxy statement and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ICE files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that it files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of documents filed by ICE with the SEC are also available at the offices of ICE, 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

ICE has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to ICE’s common stock to be issued in the merger. This prospectus/proxy statement constitutes the prospectus of ICE filed as part of the registration statement. This prospectus/proxy statement does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
IntercontinentalExchange, Inc. and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2005, 2004 and 2003	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-7
Notes to Consolidated Financial Statements (audited)	F-8

Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005 (unaudited)	F-40
Consolidated Statements of Income for the nine months and three months ended September 30, 2006 and 2005 (unaudited)	F-41
Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2006 and for the year ended December 31, 2005 (unaudited)	F-42
Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2006 and 2005 (unaudited)	F-43
Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and 2005 (unaudited)	F-44
Notes to Consolidated Financial Statements (unaudited)	F-45

Board of Trade of the City of New York, Inc. and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-61
Consolidated Balance Sheets as of December 31, 2005 and 2004 and as of September 30, 2006 (unaudited)	F-62
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005 (unaudited)	F-63
Consolidated Statements of Changes in Members’ Equity for the years ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 (unaudited)	F-64
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005 (unaudited)	F-65
Notes to Consolidated Financial Statements (unaudited)	F-66

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

IntercontinentalExchange, Inc.

We have audited the accompanying consolidated balance sheets of IntercontinentalExchange, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IntercontinentalExchange, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Atlanta, Georgia

March 3, 2006

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$20,002	$61,199
Restricted cash	12,578	18,421
Short-term investments	111,181	5,700
Customer accounts receivable:
Trade, net of allowance for doubtful accounts of $261 and $171 at December 31, 2005 and 2004, respectively	13,000	8,123
Related-parties	1,773	1,485
Current deferred tax asset, net	—	426
Prepaid expenses and other current assets	5,481	4,688

Total current assets	164,015	100,042

Property and equipment, net	20,348	19,364

Other noncurrent assets:
Goodwill, net	73,967	82,454
Other intangible assets, net	2,087	3,621
Long-term investments	2,296	—
Other noncurrent assets	3,057	2,037

Total other noncurrent assets	81,407	88,112

Total assets	$265,770	$207,518

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,697	$829
Accrued salaries and benefits	8,916	7,145
Accrued liabilities (including $197 and $1,307 to a related-party at December 31, 2005 and 2004, respectively)	5,396	6,431
Income taxes payable	8,512	6,000
Current portion of revolving credit facility	—	12,000
Current portion of obligations under capital leases	—	482
Current deferred tax liability, net	676	—
Deferred revenue	1,197	1,553

Total current liabilities	26,394	34,440

Noncurrent liabilities:
Long-term portion of revolving credit facility	—	13,000
Noncurrent deferred tax liability, net	5,450	9,093
Other noncurrent liabilities	1,303	1,254

Total noncurrent liabilities	6,753	23,347

Total liabilities	33,147	57,787

Redeemable stock put	—	17,582

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000 shares authorized; no shares issued or outstanding at December 31, 2005 and 2004	—	—
Common stock, $0.01 par value; 194,275 shares authorized; 18,400 shares issued and outstanding at December 31, 2005; no shares issued and outstanding at December 31, 2004	184	—
Class A common stock, Series 1, $.01 par value; 5,725 shares authorized; 2,863 shares issued and outstanding at December 31, 2005 and 2004	29	29
Class A common stock, Series 2, $.01 par value; 75,000 shares authorized; 35,782 and 51,537 shares issued at December 31, 2005 and 2004, respectively; 34,248 and 50,003 shares outstanding at December 31, 2005 and 2004, respectively	358	515
Treasury stock, at cost; 1,534 Class A common shares, Series 2	(5,541)	(5,541)
Additional paid-in capital	177,602	39,886
Deferred stock compensation	(6,899)	(6,087)
Retained earnings	47,911	68,820
Accumulated other comprehensive income	18,979	34,527

Total shareholders’ equity	232,623	132,149

Total liabilities and shareholders’ equity	$265,770	$207,518

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Income

(In thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Revenues:
Transaction fees, net (including $15,411, $10,861 and $11,556 with related-parties in 2005, 2004 and 2003, respectively)	$136,976	$90,906	$81,434
Market data fees (including $198 and $178 with related-parties in 2005 and 2004, respectively)	14,642	12,290	9,624
Other (including $1,934, $2,168 and $605 with related-parties in 2005, 2004 and 2003, respectively)	4,247	5,218	2,688

Total revenues	155,865	108,414	93,746

Operating expenses:
Compensation and benefits	35,753	30,074	26,236
Professional services	10,124	12,312	13,066
Selling, general and administrative	18,886	16,610	16,185
Floor closure costs	4,814	—	—
Settlement expense	15,000	—	—
Depreciation and amortization	15,083	17,024	19,341

Total operating expenses	99,660	76,020	74,828

Operating income	56,205	32,394	18,918

Other income (expense):
Interest income	3,090	2,885	1,694
Interest expense	(613)	(137)	(80)
Other income (expense), net	1,313	(1,420)	(666)

Total other income, net	3,790	1,328	948

Income before income taxes	59,995	33,722	19,866
Income tax expense	19,585	11,773	6,489

Net income	$40,410	$21,949	$13,377

Redemption adjustments to redeemable stock put	(61,319)	—	8,378
Deduction for accretion of Class B redeemable common stock	—	—	(1,768)

Net income (loss) available to common shareholders	$(20,909)	$21,949	$19,987

Earnings (loss) per common share:
Basic	$(0.39)	$0.42	$0.37

Diluted	$(0.39)	$0.41	$0.37

Weighted average common shares outstanding:
Basic	53,218	52,865	54,329

Diluted	53,218	53,062	54,640

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands)

	Common Stock		Class A Common Stock, Series 1		Class A Common Stock, Series 2		Treasury Stock		Additional Paid-in Capital	Deferred Stock Compensation	Retained Earnings	Accumulated Other Comprehensive Income Net Unrealized Gain (Loss) from			Total Shareholders’ Equity
												Foreign Currency Translation	Available- For-Sale Securities	Hedging Derivatives
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Balance, January 1, 2003	—	$—	2,863	$29	51,532	$515	—	$—	$9,372	$—	$26,884	$13,221	$—	$—	$50,021
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	13,129	—	(441)	12,688
Exercise of common stock options	—	—	—	—	2	—	—	—	24	—	—	—	—	—	24
Treasury shares received for order flow shortfall	—	—	—	—	—	—	(1,676)	(6,053)	—	—	—	—	—	—	(6,053)
Issuance of Class A common stock, Series 2	—	—	—	—	—	—	142	512	10	—	—	—	—	—	522
Issuance of restricted stock	—	—	—	—	—	—	—	—	39	(39)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	5	—	—	—	—	5
Consolidation of variable interest entity	—	—	—	—	—	—	—	—	24,000	—	—	—	—	—	24,000
Accretion of Class B redeemable common stock	—	—	—	—	—	—	—	—	—	—	(1,768)	—	—	—	(1,768)
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	—	—	8,378	—	—	—	8,378
Net income	—	—	—	—	—	—	—	—	—	—	13,377	—	—	—	13,377

Balance, December 31, 2003	—	—	2,863	29	51,534	515	(1,534)	(5,541)	33,445	(34)	46,871	26,350	—	(441)	101,194
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	10,693	—	(2,075)	8,618
Exercise of common stock options	—	—	—	—	3	—	—	—	14	—	—	—	—	—	14
Issuance of restricted stock	—	—	—	—	—	—	—	—	6,427	(6,427)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	374	—	—	—	—	374
Net income	—	—	—	—	—	—	—	—	—	—	21,949	—	—	—	21,949

Balance, December 31, 2004	—	—	2,863	29	51,537	515	(1,534)	(5,541)	39,886	(6,087)	68,820	37,043	—	(2,516)	132,149
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	(15,705)	91	66	(15,548)
Exercise of common stock options	—	—	—	—	145	2	—	—	864	—	—	—	—	—	866
Issuance of restricted stock	—	—	—	—	—	—	—	—	2,837	(2,467)	—	—	—	—	370
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	1,655	—	—	—	—	1,655
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	—	—	(61,319)	—	—	—	(61,319)
Cancellation of redeemable stock put	—	—	—	—	—	—	—	—	78,901	—	—	—	—	—	78,901
Issuance of common stock	2,500	25	—	—	—	—	—	—	55,114	—	—	—	—	—	55,139
Conversion of Class A common stock, Series 2 into common stock	15,900	159	—	—	(15,900)	(159)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	40,410	—	—	—	40,410

Balance, December 31, 2005	18,400	$184	2,863	$29	35,782	$358	(1,534)	$(5,541)	$177,602	$(6,899)	$47,911	$21,338	$91	$(2,450)	$232,623

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,
	2005	2004	2003
Net income	$40,410	$21,949	$13,377
Other comprehensive income:
Foreign currency translation adjustments, net of tax of ($476), $344, and $355 for the years ended December 31, 2005, 2004 and 2003, respectively	(15,705)	10,693	13,129
Change in available-for-sale securities, net of tax of $34 for the year ended December 31, 2005	91	—	—
Change in fair value of derivatives, net of tax of $40, ($1,250) and ($266) for the years ended December 31, 2005, 2004 and 2003, respectively	66	(2,075)	(441)

Comprehensive income	$24,862	$30,567	$26,065

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2005	2004	2003
Operating activities
Net income	$40,410	$21,949	$13,377

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,083	17,024	19,341
Amortization of revolving credit facility issuance costs	108	8	—
Allowance for doubtful accounts	(27)	(2)	(330)
Net realized gains on sales of available-for-sale investments	(770)	(163)	(96)
Issuance of vested restricted stock	370	—	—
Amortization of deferred compensation	1,655	374	5
Deferred taxes	(2,356)	(579)	(462)
Non-cash floor closure costs	560	—	—
Changes in assets and liabilities:
Customer accounts receivable:
Trade, net	(5,447)	(965)	(3,803)
Related-parties	(288)	(399)	1,114
Prepaid expenses and other current assets	(2,778)	(2,629)	(1,999)
Noncurrent assets	(1,320)	103	676
Accounts payable	951	253	(802)
Income taxes payable	2,994	283	3,968
Deferred revenue	(356)	254	681
Accrued salaries and benefits, and other accrued liabilities	1,023	4,650	(4,577)

Total adjustments	9,402	18,212	13,716

Net cash provided by operating activities	49,812	40,161	27,093

Investing activities
Capital expenditures	(8,610)	(1,703)	(1,606)
Capitalized software development costs	(5,123)	(4,841)	(5,176)
Purchase of trademarks and internet domain names	—	—	(665)
Proceeds from sales of available-for-sale investments	58,755	30,463	11,096
Purchases of available-for-sale investments	(166,575)	(24,000)	(19,000)
Decrease (increase) in restricted cash	4,433	(4,696)	(2,780)

Net cash used in investing activities	(117,120)	(4,777)	(18,131)

Financing activities
Proceeds from issuance of treasury shares	—	—	522
Payments on capital lease obligations	(482)	(1,648)	(1,870)
Net proceeds from issuance of common stock	55,139	—	—
Proceeds from revolving credit facility	—	25,000	—
Repayments of revolving credit facility	(25,000)	—	—
Issuance costs for revolving credit facility	(194)	(190)	—
Redemption of Class B redeemable common stock	—	(43,500)	—
Proceeds from exercise of common stock options	866	14	24

Net cash provided by (used in) financing activities	30,329	(20,324)	(1,324)

Effect of exchange rate changes on cash and cash equivalents	(4,218)	1,226	3,648

Net (decrease) increase in cash and cash equivalents	(41,197)	16,286	11,286
Cash and cash equivalents, beginning of year	61,199	44,913	33,627

Cash and cash equivalents, end of year	$20,002	$61,199	$44,913

Supplemental cash flow disclosure
Cash paid for income taxes	$19,058	$11,506	$6,291

Cash paid for interest	$543	$89	$80

Supplemental noncash investing and financing activities
Restricted cash used for redemption of Class B redeemable common stock	$—	$(24,000)	$—

Proceeds from sales of available-for-sale restricted investments	$—	$48,231	$20

Purchases of available-for-sale restricted investments	$—	$(24,000)	$(24,000)

Issuance of restricted stock	$2,837	$6,427	$39

Consolidation of variable interest entity	$—	$—	$24,000

Treasury shares received for order flow shortfall	$—	$—	$6,053

Capital lease obligations issued for purchase of equipment	$—	$—	$1,344

Redemption adjustments to redeemable stock put	$(61,319)	$—	$8,378

Cancellation of redeemable stock put	$78,901	$—	$—

Accretion of Class B redeemable common stock	$—	$—	$1,768

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Nature of Business and Organization

IntercontinentalExchange, Inc. (the “Company”) (a Delaware corporation) owns and operates an Internet-based, global electronic marketplace for facilitating trading in futures and over-the-counter (“OTC”) commodities and derivative financial products (the “Platform”). The Company owns 100% of ICE Futures Holdings Plc (formerly known as IPE Holding Plc), which is the sole shareholder of ICE Futures (formerly known as the International Petroleum Exchange of London, or the “IPE”). ICE Futures operates as a United Kingdom (“U.K.”) Recognized Investment Exchange in London, England, for the purpose of trading energy commodity futures and options contracts. Headquartered in Atlanta, Georgia, the Company also has offices in London, New York, Chicago, Houston, Calgary and Singapore.

The Company currently operates the Platform as an exempt commercial market (“ECM”) pursuant to the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission (“CFTC”). As an ECM, the Company is required to file a notice with the CFTC, provide the CFTC with access to its trading system and respond to requests for information or records from the CFTC.

ICE Futures is subject to supervision in the U.K. by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000. ICE Futures is responsible for maintaining financial resources sufficient for the proper performance of its functions as a Recognized Investment Exchange, and, in order to satisfy this requirement, is obligated to maintain a minimum amount of liquid financial assets at all times.

The Company also owns 100% of ICE Data, L.P. (formerly known as The 10x Group, L.P.) and ICE Data LLP (formerly known as The 10x Group (UK) L.L.P) (collectively, “ICE Data”), ICE Markets, Inc. (formerly known as ICE Services, Inc.) (“ICE Markets US”), ICE Markets Corporation, ICE Markets Limited (formerly known as IntercontinentalExchange Services (UK) Ltd.) (“ICE Markets UK”) and IntercontinentalExchange Technologies Ltd. (“ICE Tech”). ICE Data is a market data services company based in Houston and London that offers subscriptions to end of day reports, market price validation curves, customized data packages, real-time ICE Futures price information through terminal and license fees and real-time view only screen access to the Platform through WebICE. WebICE is a web-based desktop service whose subscribers can view every bid, offer and trade as well as depth of market across all of the North American power and gas commodity markets traded on the Platform. ICE Markets US is based in New York and ICE Markets Corporation is based in Calgary and both perform global marketing and business development services for the Company, including, but not limited to, targeted promotions and client development. ICE Markets UK, which is based in London, supports trading of European energy commodities, performs helpdesk functions and is authorized by the Financial Services Authority to act as an arranger of deals in investments. ICE Tech operates the fully functional disaster recovery facility for the Platform.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions between the Company and its wholly-owned subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Segment and Geographic Information

The Company currently has three reportable operating segments: its OTC business segment, its futures business segment, and its market data business segment. All three operate across domestic and international markets. Substantially all of the Company’s identifiable assets are located in the U.S. and the U.K.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

The Company classifies all cash and cash equivalents that are not available for general use by the Company, either due to Financial Services Authority requirements or through restrictions in specific agreements, as restricted in the accompanying consolidated balance sheets (Note 3).

Short-Term and Long-Term Investments

The Company invests a portion of its cash in excess of short-term operating needs in investment-grade marketable debt securities and municipal bonds (Note 4). These investments are classified as available-for-sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company does not have any investments classified as held-to-maturity or trading. Available-for-sale investments are carried at their fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. Realized gains and losses, and declines in value deemed to be other-than-temporary on available-for-sale investments, are recognized currently in earnings.

The Company determines the appropriate classification of its investments in marketable debt securities and municipal bonds at the time of purchase and reevaluates such designation at each balance sheet date. The Company may or may not hold securities with stated maturities greater than twelve months until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, the Company occasionally sells these securities prior to their stated maturities. As these securities are viewed by the Company as available to support current operations, certain marketable debt securities and municipal bonds with maturities beyond 12 months are classified as current assets in the accompanying consolidated balance sheets. Investments that the Company intends to hold for more than one year are classified as long-term investments in the accompanying consolidated balance sheets.

The Company invests a portion of its excess cash in U.S. AAA rated 28-day auction rate securities (“ARS”). The Company classifies these investments as available-for-sale. ARS are long-term instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though the Company only purchases 28-day auction rate issues, the Company is required to classify these securities as short-term investments instead of cash equivalents in the accompanying consolidated

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

balance sheets as the original maturity of the ARS is in excess of 90 days. As of December 31, 2005 and 2004, the contractual maturities of these securities were in excess of ten years. The ARS investments are classified as current assets based upon the Company’s intent and ability to use these investments as necessary for short-term requirements.

Property and Equipment

Property and equipment are recorded at cost, reduced by accumulated depreciation (Note 5). Depreciation and amortization expense is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated useful life of the asset. The Company reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed. Gains on disposals of property and equipment are included in other income and losses on disposals of property and equipment are included in depreciation expense. Maintenance and repairs are expensed as incurred.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Software development costs incurred during the preliminary or maintenance project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

The Company has recorded goodwill for the excess of the purchase price for its acquisition of ICE Futures (formerly known as the International Petroleum Exchange) in June 2001 over the fair value of identifiable net assets acquired, including other identified intangible assets (Note 6). The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. Finite-lived intangible assets are amortized on a straight-line basis over the lesser of their contractual or estimated useful lives.

The Company’s indefinite-lived intangible assets are evaluated for impairment annually in its fiscal fourth quarter or sooner if events indicate that the asset may be impaired. Such evaluation includes comparing the fair value of the asset with its carrying value. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. The reporting unit level for the Company’s goodwill and the majority of its other intangible assets is the futures business segment, which relates to the operations of ICE Futures. This analysis did not result in an impairment charge during the years ended December 31, 2005, 2004 or 2003.

The Company tests its goodwill for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill and other intangible assets, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the carrying value of the reporting unit exceeds its fair value, an impairment charge is recorded equal to the extent that the carrying amount of goodwill exceeds its implied fair value.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Intellectual Property

All costs related to internally developed patents and trademarks are expensed as incurred. All costs related to purchased patents, trademarks and internet domain names are recorded as other intangible assets and are amortized on a straight-line basis over their estimated useful lives. All costs related to licensed patents are capitalized and amortized on a straight-line basis over the term of the license.

Long-Lived Assets and Finite-Lived Intangible Assets

The Company reviews its property and equipment and finite-lived intangible assets for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.

Income Taxes

The Company and its U.S. subsidiaries file a consolidated U.S. federal income tax return. State income tax returns are filed on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. The majority of the Company’s foreign subsidiaries are based in the U.K. and they file separate local country income tax returns and take advantage of the U.K.’s group relief provisions when applicable. The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expenses and benefits are recognized for changes in deferred tax assets and liabilities.

The difference between the statutory income tax rate and our effective tax rate for a given period is primarily a reflection of the tax effects of our foreign operations, general business and tax credits, state income taxes and the non-deductibility of certain expenses. We have provided for U.S. income taxes on all undistributed earnings of our foreign subsidiaries as they are not expected to be permanently reinvested.

Revenue Recognition

The Company’s revenues primarily consist of commission and exchange fee revenues for OTC transactions executed over the Platform and for futures transactions executed through ICE Futures and are recognized on the date the transactions occur. The Company calculates the commission fee revenues based on the volume of each commodity traded on the Platform multiplied by the commission rate for each commodity type. ICE Futures exchange fee revenues are determined on the basis of an exchange fee charged for each “lot” or contract traded on the exchange. Exchange fees are calculated by LCH.Clearnet (formerly the London Clearing House or “LCH”) and are transferred to ICE Futures on a monthly basis. The LCH, which is a clearinghouse based in London, also calculates and collects fees for cleared OTC contracts traded on the Platform.

Transaction fees are recorded net of rebates of $543,000, $3.3 million and $981,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company has historically rebated a portion of the exchange fees paid by ICE Futures independent local traders for lots bought and sold on the same day for the same price. However, this rebate was discontinued in April 2005 in connection with the closure of the ICE Futures open-outcry trading floor. The Company also rebates a portion of the commission fees paid by certain market makers in the OTC business. The 2004 rebates include $2.3 million for a two month rebate program in November and December 2004 designed to promote electronic futures trading in the IPE Brent Crude futures market on the Platform.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Market data revenues, which are billed through ICE Data, include terminal and license fees received from data vendors in exchange for the provision of real-time ICE Futures price information. Market data fees are charged to data vendors on a monthly basis based on the number and type of terminals they have carrying ICE Futures data. Each data vendor also pays an annual license fee to ICE Futures, which is deferred and recognized as revenue ratably over the period of the annual license. Market data revenues include view-only access charges to subscribers to view real-time OTC price information on the Platform through ICE Data. ICE Data also publishes end of day trading and price reports and provides market price validation services. The market price validation service provides validation of long-dated and illiquid swaps and options valuations based on inputs from counterparties in the marketplace submitting their trader valuations for open positions. ICE Data invoices its subscribers either on a monthly or annual basis. For those subscribers billed on an annual basis, the revenues are deferred and amortized ratably over the period of the annual subscriptions. For those subscribers billed in advance on a monthly basis, the revenues are deferred and amortized as services are provided.

Other revenues include monthly minimum commission shortfall fees charged to customers that are signed up to trade on the OTC Platform. The monthly minimum commission amount for each company is based on the number of users at each company signed up to trade on the Platform. The difference between the monthly minimum commission total for each company and the actual amount of commissions paid that month for trading activity is recognized as monthly minimum commission shortfall trading access revenues. The actual amount of commissions paid that month for trading activity is recognized as transaction fee revenues.

Other revenues include fees generated from ICE Futures annual member subscription and system user fees, ICE Futures terminal fees, ICE Futures equipment rentals, ICE Futures communications charges and ICE Futures training seminars, and are recognized as services are provided or they are deferred and amortized ratably over the periods to which they relate. The ICE Futures equipment rentals and communication charges were discontinued in April 2005 in connection with the closure of the ICE Futures open-outcry trading floor.

Other revenues include fees charged to the Chicago Climate Exchange, Inc. (“CCX”). The CCX is a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. The Company, through its OTC business segment, has been contracted to provide, design and service the CCX’s electronic trading platform in the U.S. The Company charges licensing and service fees in advance to the CCX on a monthly basis and these fees are recognized as services are provided. The Company also has an agreement, through ICE Futures, with CCX and its wholly owned subsidiary, the European Climate Exchange (“ECX”), to list certain European emissions contracts on the Platform. The Company charges the ECX certain operating costs, 25% of the net European emissions membership fees and 25% of the net transaction fees earned from the European emissions contracts traded on the Platform. The Company also recognizes technology development fees as revenues from both the CCX and the ECX when the development work is completed and accepted.

Sources of Supplies

The Company uses 14 primary vendors for equipment used in the Platform and its network. If these vendors were unable to meet the Company’s needs, management believes that the Company could obtain this equipment from other vendors on comparable terms and that its operating results would not be materially adversely affected.

Credit Risk and Significant Customers

The Company’s accounts receivable related to its OTC business segment and its market data business segment subjects the Company to credit risk, as the Company does not require its customers to post collateral for bilateral trades or for market data services. The Company does not risk its own capital in transactions or extend credit to market participants in any commodities markets. The Company limits its risk of loss by allowing trading

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

access to the Platform to companies that qualify as eligible commercial entities, as defined in the Commodity Exchange Act, and by terminating access to the Platform by entities with delinquent accounts.

The launch and growth of cleared OTC products also limits the Company’s risk of loss in its OTC business as the LCH collects cleared transaction fees on the date the transactions occur and transfers these fees to the Company on a monthly basis. The LCH serves as the central counterparty to all trades executed by its members. During the year ended December 31, 2005 74.6% of the OTC business segment commission fee revenues were from cleared trades.

The Company’s large customer base also mitigates the concentration of credit risk as the Company had over 800 companies registered to trade on the Platform as of December 31, 2005 and over 225 companies with view-only access rights through ICE Data. There were no accounts receivable balances greater than 10% of total consolidated accounts receivable as of December 31, 2005 or December 31, 2004. No single customer accounted for more than 10% of total consolidated revenues during any of the years ended December 31, 2005, 2004 or 2003. See Note 13 where related-parties are discussed in more detail.

Stock-Based Compensation

The Company currently sponsors employee stock option and restricted stock plans, described more fully in Note 11. The Company accounts for the stock-based compensation plan under the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Therefore, the Company recognizes no compensation expense for the stock option grants as long as the exercise price is equal to or more than the fair value of the shares at the date of grant. The Company has adopted the disclosure-only provisions under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transaction and Disclosure. Please refer to the New Accounting Pronouncements section of Note 2 for information regarding the Company’s plans regarding the implementation of SFAS No. 123(R), Share-Based Payment. Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net income (loss) available to common shareholders and earnings (loss) per common share for the years ended December 31, 2005, 2004 and 2003 would be as follows:

	Year Ended December 31,
	2005	2004	2003
	(In thousands, except per share amounts)
Net income (loss) available to common shareholders, as reported	$(20,909)	$21,949	$19,987
Add: Stock-based compensation expense included in reported net income, net of tax	1,358	243	4
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of tax	(7,218)	(4,970)	(3,494)

Net income (loss) available to common shareholders, pro forma	$(26,769)	$17,222	$16,497

Earnings (loss) per common share:
Basic—as reported	$(0.39)	$0.42	$0.37

Diluted—as reported	$(0.39)	$0.41	$0.37

Basic—pro forma	$(0.50)	$0.33	$0.30

Diluted—pro forma	$(0.50)	$0.32	$0.30

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Earnings Per Common Share

Basic earnings per common share is calculated using the weighted average common shares outstanding during the year. Common equivalent shares from stock options, restricted stock awards and warrants, using the treasury stock method, are also included in the diluted per share calculations unless their effect of inclusion would be antidilutive (Note 20).

Treasury Stock

The Company records treasury stock activities under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock (Note 11).

Fair Value of Financial Instruments

SFAS No. 107, Disclosure about the Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated balance sheets. The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, customer accounts receivable, long-term investments, short-term and long-term debt and other short-term assets and liabilities. Based on the short-term nature of these financial instruments or their market rates, the estimated fair values of the Company’s financial instruments approximate their carrying values as of December 31, 2005 and 2004.

Foreign Currency Translation Adjustments and Transactions

The functional currency of the Company’s U.K. subsidiaries is the U.K. pounds sterling. The Company translates these assets and liabilities into U.S. dollars using period-end exchange rates and revenues and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity in the accompanying consolidated balance sheets and in the consolidated statements of comprehensive income. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or the Company’s foreign subsidiaries cash accounts held in U.S. dollars, are included in other income (expense) in the accompanying consolidated statements of income and resulted in net gains (losses) of $1.5 million, ($1.4 million) and ($644,000) for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivatives and Hedging

During the years ended December 31, 2004 and 2003, the Company entered into foreign currency hedging activities primarily to protect the net investment in its foreign subsidiaries (Note 15). In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivative financial instruments as either assets or liabilities in the accompanying consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments are immediately recognized in earnings. The Company’s foreign exchange forward contracts entered into during the years ended December 31, 2004 and 2003 met the requirements for hedge accounting, including correlation, and qualified as effective hedges. Therefore, all gains or losses on these foreign exchange forward contracts have been reflected in other comprehensive income in the accompanying consolidated statements of comprehensive income and balance sheets. The Company did not enter into any foreign currency hedges during the year ended December 31, 2005 and there were no outstanding hedges as of December 31, 2005.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company invests excess cash through a third-party asset management company which, from time to time, enters into derivative transactions to manage the price risk inherent in the investment portfolio. As of December 31, 2005, there were no derivative instruments designated as hedges in the portfolio. The derivative instruments in the portfolio are recorded at fair market value in the accompanying consolidated balance sheets, with related gains and losses recognized immediately in earnings.

Marketing and Promotional Fees

Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference and convention costs related to trade shows and other industry events, are expensed as incurred. The Company incurred advertising costs of $1.7 million, $849,000 and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted SFAS No. 123(R) using the modified prospective method on January 1, 2006 and the Company will continue to use the Black-Scholes option pricing model.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Notes 2 and 11.

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts may be in the future because they depend on,

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

among other things, when employees exercise stock options. The Company did not recognize any tax deductions in excess of the recognized compensation cost for the years ended December 31, 2005, 2004 and 2003.

In December 2004, FASB Staff Position No. SFAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP SFAS 109-2”) was issued. FSP SFAS 109-2 provides guidance under SFAS 109, Accounting for Income Taxes (“SFAS No. 109”), for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004. The Jobs Act allows a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FSP SFAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP SFAS 109-2. The Company completed its evaluation and repatriation determination during 2005 (Note 12).

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company adopted this new pronouncement in its fourth quarter of fiscal 2005. The adoption of FIN 47 did not have an impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for the Company as of January 1, 2006. We do not believe that the adoption of SFAS No. 154 will have a material impact on the Company’s consolidated financial statements.

In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company adopted this new pronouncement in its fourth quarter of fiscal 2005. The adoption of FSP 115-1 did not have an impact on the Company’s consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s financial statement presentation. Trading access fee revenues of $3.6 million and $2.5 million for the years ended December 31, 2004 and 2003, respectively, were reclassified to other revenues. Data access fee revenues of $3.0 million, $2.6 million and $1.9 million for the years ended December 31, 2005, 2004 and 2003, respectively, were reclassified from other revenues to market data fee revenues. Cost of hosting expenses of $1.3 million and $1.7 million for the years ended December 31, 2004 and 2003, respectively, were reclassified to selling, general and administrative expenses. Hardware and software support expenses of $2.2 million and $2.1 million for the years ended December 31, 2004 and 2003, respectively, were reclassified from professional services expenses to selling, general and administrative expenses.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Restricted Cash

As a Recognized Investment Exchange, the Financial Services Authority requires ICE Futures to restrict the use of the equivalent of six months of operating expenditures in cash or cash equivalents at all times. As of December 31, 2005 and 2004, this amount was equal to $10.9 million and $12.4 million, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.

ICE Markets UK is regulated by the Financial Services Authority as an agency broker. The Financial Services Authority requires ICE Markets UK to maintain a minimum level of financial resources, which is calculated annually on the basis of 25% of the relevant annual expenditures, adjusted for any illiquid assets. As of December 31, 2005 and 2004, the resource requirement was equal to $1.7 and $1.0 million, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.

In November 2004, the Company entered into a revolving credit agreement with Wachovia Bank, National Association (“Wachovia”) (Note 8). The Company was required to maintain a $5.0 million money market account with Wachovia until it had transferred the primary domestic and international deposit accounts to the lender, which occurred during 2005. As of December 31, 2004, this $5.0 million balance was reflected as restricted cash in the accompanying consolidated balance sheets.

4. Short-Term and Long-Term Investments

Short-term and long-term investments consist of available-for-sale securities. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. The cost of securities sold is based on the specific identification method. As of December 31, 2005, available-for-sale securities consisted of the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$18,639	$165	$63	$18,741
Municipal bonds	94,747	3	14	94,736

Total	$113,386	$168	$77	$113,477

During the years ended December 31, 2004 and 2003, the Company only invested in ARS. Based on the short-term nature of the 28-day auction rate issues and their market rates, the estimated fair value of the ARS approximates carrying value. Therefore, no unrealized gains or losses were recorded on available-for-sale securities during the years ended December 31, 2004 and 2003.

The contractual maturities of these investments as of December 31, 2005, were as follows (in thousands):

Estimated Fair Value
Maturities:
Due within 1 year	$33,141
Due within 1 year to 5 years	5,296
Due within 5 years to 10 years	9,520
Due after 10 years	65,520

Total	$113,477

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005, the Company had $111.2 million in short-term investments and $2.3 million in long-term investments. Investments that the Company intends to hold for more than one year are classified as long-term investments in the accompanying consolidated balance sheets. As of December 31, 2004, the ARS investments were classified as short-term investments in the accompanying consolidated balance sheets.

Proceeds from sales of available-for-sale investments, including the restricted short-term investments, were $58.8 million, $78.7 million and $11.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Purchases of available-for-sale investments, including the restricted short-term investments, were $166.6 million, $48.0 million and $43.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net realized gains on the available-for-sale investments, including the restricted short-term investments, were $770,000, $394,000 and $116,000 for the years ended December 31, 2005, 2004 and 2003, respectively, and have been classified as interest income in the accompanying consolidated statements of income.

5. Property and Equipment

Property and equipment consisted of the following as of December 31, 2005 and 2004:

	December 31,		Depreciation Period
	2005	2004
	(In thousands)		(In years)
Land	$3,437	$3,832	—
Computer and network equipment	25,599	22,964	3 to 4
Software and internally developed software	43,560	37,058	3
Office furniture and equipment	2,477	2,263	5
Leasehold improvements	1,498	2,010	7

	76,571	68,127
Less accumulated depreciation and amortization	(56,223)	(48,763)

Property and equipment, net	$20,348	$19,364

For the years ended December 31, 2005, 2004 and 2003, amortization of software and internally developed software was $7.1 million, $8.3 million and $9.1 million, respectively, and depreciation of all other property and equipment was $4.7 million, $5.2 million and $7.3 million, respectively. The unamortized software and internally developed software balances were $8.9 million and $9.4 million as of December 31, 2005 and 2004, respectively.

In January 2004, the Company extended the remaining estimated useful lives of various computer and network equipment from March 2005 to December 2005. The Company’s decision to extend the useful lives of these assets was based on an internal analysis that indicated the estimated useful lives would extend beyond the original estimate of three years. This had the impact of deferring $676,000 of depreciation expense, $440,000 on an after tax basis, that would have otherwise been recorded during the year ended December 31, 2004. The impact of this change in estimate increased earnings per share by $0.01 during the year ended December 31, 2004. We will continue to review the remaining estimated useful lives of our property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful lives have changed.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets and the related accumulated amortization consisted of the following as of December 31, 2005 and 2004:

	December 31,
	2005	2004
	(In thousands)
Goodwill from the ICE Futures acquisition	$75,994	$84,713
ICE Futures customer relationships	5,363	5,978
Recognized Investment Exchange license	1,322	1,473
Trademark and internet domain names	665	665

	83,344	92,829
Less accumulated amortization	(7,290)	(6,754)

Goodwill and other intangible assets, net	$76,054	$86,075

ICE Futures has contractual customer relationships with its members and quote vendors. A member is defined as a company and/or an individual who has rights to execute and/or clear exchange trades directly through the ICE Futures exchange. A quote or data vendor is defined as a data reseller who distributes ICE Futures real-time price information to its customers. These customer relationships have been classified as intangible assets and are being amortized over their estimated useful lives of five years. As of December 31, 2005 and 2004, the net carrying value of these customer relationships totaled $501,000 and $1.8 million, respectively.

As discussed in Note 1, ICE Futures is a Recognized Investment Exchange that is regulated by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000. The Recognized Investment Exchange status allows ICE Futures to carry out its business as a futures and options exchange. The process of obtaining recognition as an Investment Exchange in the U.K. involves applicants incurring significant time and legal expense, which the Company avoided by its acquisition of ICE Futures. ICE Futures’ Recognized Investment Exchange status has therefore been classified as an intangible asset due to its operating agreement/license with the Financial Services Authority. The Company did not recognize any amortization expense or impairment losses on the Recognized Investment Exchange license intangible asset during the years ended December 31, 2005, 2004 and 2003 as it has an indefinite useful life. As of December 31, 2005 and 2004, the carrying value of the Recognized Investment Exchange license totaled $1.3 million and $1.4 million, respectively.

During 2003, the Company purchased trademarks and internet domain names from various third parties for $665,000. These trademarks and internet domain names have been classified as intangible assets and are being amortized over their estimated useful lives of five years. As of December 31, 2005 and 2004, the carrying value of these trademarks and internet domain names totaled $300,000 and $433,000, respectively.

The Company did not recognize any amortization expense or impairment losses on goodwill during the years ended December 31, 2005, 2004 and 2003. As of December 31, 2005 and 2004, the Company’s goodwill balance totaled $74.0 million and $82.5 million, respectively. The decrease in goodwill and other intangible assets resulted from translation adjustments.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003, amortization of other intangible assets was $1.3 million, $1.5 million and $1.0 million, respectively. The Company expects future amortization expense from other intangible assets as of December 31, 2005 to be as follows (in thousands):

2006	$634
2007	133
2008	34

$801

7. Deferred Revenue

Deferred revenue relates to the unamortized annual billings for ICE Futures member subscription and user fees, ICE Futures equipment rentals and ICE Data market data services, reports and subscriptions which are recognized as revenue as services are provided. Deferred revenue also includes the Chicago Climate Exchange license and service fees that are billed monthly in advance and for certain ICE Futures training seminars that are pre-billed.

8. Revolving Credit Facility

On November 17, 2004, the Company entered into a $25.0 million revolving credit agreement (the “Facility”) with Wachovia. Under the terms of the Facility, the Company can borrow an aggregate principal amount of up to $25.0 million at any time from the closing date of the Facility through the termination date of the Facility, which was November 17, 2006. The Company also has the right to repay and reborrow loans or to permanently reduce in whole or in part the amount available under the Facility at any time prior to the termination date of the Facility without premium or penalty. The Facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis. The applicable margin rate ranges from 0.15% to 0.25% based on a cash flow leverage ratio calculated on a trailing twelve month period. Based on this calculation, the applicable margin rate was 0.15% as of December 31, 2005.

The loans under the Facility bear interest on the principal amounts outstanding at a rate of LIBOR plus an applicable margin. The Company has the option to select the interest period applicable to any loans at the time of borrowing. The interest periods shall either be a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loan shall be payable on a monthly basis and the interest on the LIBOR rate loans shall be payable on the last day of each interest period. However, if the interest period is six months, interest shall be payable at and on the last day of each three month period during the interest period. The applicable margin rate ranges from 0.85% to 1.05% based on a cash flow leverage ratio calculated on a trailing twelve month period. As of December 31, 2005, the applicable margin rate was 0.95%.

The Company borrowed the entire $25.0 million available under the Facility on November 23, 2004. These funds were used for a portion of the $67.5 million redemption of the Company’s Class B redeemable common stock that occurred in November 2004 (Note 9). As of December 31, 2004, $13.0 million was held in a six month LIBOR rate loan with a locked-in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate, including the applicable margin rate, of 3.25% as of December 31, 2004. The Company repaid the $12.0 million LIBOR market index loan in January 2005 with excess cash. Therefore, the $12.0 million was shown as a current liability in the accompanying consolidated balance sheets as of December 31, 2004. The Company repaid the remaining $13.0 million outstanding balance in November 2005, using a portion of the proceeds from the Company’s November 2005 initial public offering of common stock (Note 11).

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Facility contains certain affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, investments, external debt and other fundamental changes to the business.

On October 18, 2005, the Company entered into an amendment to the Facility. Under the amended Facility, the Company can borrow an aggregate principal amount of up to $50.0 million at any time through November 17, 2007. As consideration for this change, the Company paid an amendment fee to Wachovia of $175,000. This amount, as well as the other related Facility issuance costs, were deferred and are being amortized through the new termination date of the Facility, which is November 17, 2007.

9. Class B Redeemable Common Stock

In June 2001, the Company purchased ICE Futures. The Company acquired the share capital of ICE Futures in a tax-free stock-for-stock exchange. Each ICE Futures shareholder received, for each share tendered to the Company, one Class A, Series 1 common share and one Class B redeemable common share of the Company, for an aggregate total of 2,862,579 Class A, Series 1 shares and 2,862,579 Class B redeemable shares.

Under the terms of the offer and the Company’s charter, the Class B redeemable shares had an aggregate redemption value of $67.5 million and were subject to redemption at the holder’s option for $23.58 per share following the first anniversary of the date on which the IPE Brent Crude futures contract and the IPE Gas Oil futures contract have traded exclusively for ten consecutive days through an electronic trading platform. The Class B redeemable shares were also subject to redemption at the holder’s option if certain redemption trigger events occurred including, but not limited to, if the Company decided not to proceed with an electronic trading platform for the IPE Brent Crude futures contract and the IPE Gas Oil futures contract.

The Company recorded the issuance of the Class B redeemable shares at their discounted present value of $60.2 million at the date of issuance, and accreted to the redemption value based on the effective interest method over a two-year period ended in June 2003. June 15, 2003 was the earliest potential redemption date under the terms of the Class B redeemable shares. During the year ended December 31, 2003, the Company recorded $1.8 million in accretion directly to retained earnings related to the Class B redeemable shares.

On November 5, 2004, pursuant to a vote of the Company’s shareholders, the Company amended its charter to provide the Company with a mandatory right of redemption with respect to the Class B redeemable shares. The Company could redeem all but not less than all of the outstanding shares of the Class B redeemable shares at the redemption price at its option with a five day notice period. On November 23, 2004, the Company exercised the mandatory redemption option and redeemed all 2,862,579 Class B redeemable shares at the $23.58 redemption value for an aggregate redemption price of $67.5 million. The Company used the $25.0 million available under the Facility (Note 8), the $24.0 million available under a letter-of-credit facility, as discussed below, and $18.5 million of its excess cash for the $67.5 million redemption. The Class B redeemable shares received in connection with the redemption held the status of undesignated shares of common stock.

The Company exercised the mandatory redemption option for several reasons. Facilitating an early redemption of the Class B redeemable stock permitted the Company to eliminate existing credit support arrangements attached to the unfulfilled redemption obligations that existed with respect to the Class B redeemable stock. Such credit support arrangements have in practice restricted the Company’s ability to incur material debt, to expand its business and to finance potential acquisitions. The Company also anticipated that ICE Futures would move to exclusive electronic trading during 2005, at which time the Company would have been obligated to redeem the Class B redeemable stock at the $23.58 cash redemption value following the anniversary date.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Previously, entities were generally consolidated by a company that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company was required to adopt FIN 46 in the first quarter of 2004, but chose to adopt it early during November 2003.

The Company had an interest in a special purpose or variable interest entity that it previously was not required to consolidate based on preexisting authoritative accounting guidance. However, given that the Company had the ability to receive all of the variable interest entity’s expected residual losses and returns, the Company was considered the primary beneficiary under FIN 46 and was required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity in November 2003 was an increase to restricted short-term investments and a corresponding increase to additional paid-in capital for $24.0 million. The $24.0 million held by the special purpose entity was pledged to a bank as a guarantee to secure a letter-of-credit facility for the Company’s Class B redeemable common stock. The entire $24.0 million letter-of-credit facility was used for a portion of the redemption of the Class B redeemable common stock.

10. Redeemable Stock Put

Continental Power Exchange, Inc. is the Company’s predecessor company and is owned by the chief executive officer of the Company. The Company had a put agreement (the “Redeemable Stock Put”) with Continental Power Exchange, Inc. under which, in certain circumstances, Continental Power Exchange, Inc. had the right to require the Company to purchase a portion of the Company’s common stock held by Continental Power Exchange, Inc. for an amount equal to the greater of fair market value at the date the put was exercised, or $5.0 million. Continental Power Exchange, Inc. had the right to exercise the put option upon the termination, retirement, death or disability of the senior officer, exercisable at any time within six months of such an event.

The Company initially recorded the Redeemable Stock Put at the minimum $5.0 million redemption threshold. The Company had adjusted the Redeemable Stock Put to its redemption amount at each subsequent balance sheet date. The adjustment to the redemption amount had been recorded directly to retained earnings or, in the absence of positive retained earnings, by charges against additional paid-in capital. The Company reduced the Redeemable Stock Put by $8.4 million during the year ended December 31, 2003. This adjustment resulted from a reduction in the estimated fair value of the Company’s common stock from $12.00 per share as of December 31, 2002 to $8.00 per share as of December 31, 2003. There was no change in the fair value of the Company’s common stock during the year ended December 31, 2004.

In October 2005, the Company entered into an agreement with Continental Power Exchange, Inc. (“the Put Termination Agreement”) to cancel the Redeemable Stock Put contingent upon the closing of the Company’s initial public offering of common stock. The Company increased the Redeemable Stock Put by $61.3 million during the year ended December 31, 2005 resulting from an increase in the estimated fair value of the Company’s common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of the Company’s initial public offering of common stock and the termination date of the Redeemable Stock Put. The balance of the Redeemable Stock Put on November 21, 2005 was $78.9 million and was reclassifed to additional paid-in capital upon its termination.

As part of the Put Termination Agreement, the Company amended Continental Power Exchange, Inc.’s registration rights with respect to its 2,197,813 shares of the Company’s Class A common stock, Series 2. In addition to extending customary demand and piggy-back registration rights for a twelve-month period from a six-month period following the termination of the senior officer’s employment with the Company, the Company

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

has agreed to pay all underwriting discounts, broker’s fees and selling commissions incurred by Continental Power Exchange, Inc. in connection with selling its shares pursuant to the registration rights granted under the agreement. In no event will the aggregate amount payable by the Company for these underwriting fees exceed $4.5 million. The Company has not accrued for these fees because the payment of any amount is not currently probable.

11. Shareholders’ Equity

Common Stock

On March 21, 2005, the board of directors approved a plan of recapitalization that amended and restated the Company’s Certificate of Incorporation effective immediately prior to the closing of the November 2005 initial public offering of the Company’s common stock. The plan of recapitalization and the amendment and restatement of the Company’s Certificate of Incorporation were approved by the Company’s shareholders. The plan of recapitalization: (i) authorized a reverse stock split of the Company’s outstanding common stock at a ratio of 1 for 4; (ii) authorized the creation of a new class of common stock and a new class of preferred stock; and (iii) authorized the Company’s board of directors to grant holders of its Class A, Series 1 and Class A, Series 2 common shares the right to convert these shares into shares of new common stock on a 1 for 1 basis at the holder’s option, subject to such conditions as the Company’s board of directors may deem appropriate.

The following table summarizes the number and classes of shares of common stock and preferred stock authorized for issuance by the Company as of December 31, 2005 and 2004:

	Number of Shares Authorized as of December 31,		Par Value
	2005	2004
Common stock	194,275,000	—	$.01
Preferred stock	25,000,000	—	$.01
Class A common stock, Series 1	5,725,000	5,725,159	$.01
Class A common stock, Series 2	75,000,000	75,000,000	$.01
Undesignated shares of common stock	—	2,862,579	—

As discussed in Note 9, the Company redeemed the Class B redeemable shares in November 2004. The Company’s charter provided that upon payment of the redemption price, all rights in respect of the Class B redeemable shares ceased, no Class B redeemable shares may be reissued and all such re-acquired shares shall hold the status of undesignated shares of common stock. In connection with the recapitalization, these undesignated shares of common stock were cancelled.

Stock Option Plans

The Company has adopted the IntercontinentalExchange, Inc. 2000 Stock Option Plan (the “2000 Stock Option Plan”). As of December 31, 2005, there are 5,250,000 shares of common stock reserved for issuance under the 2000 Stock Option Plan, of which 306,923 shares are available for future issuance as of December 31, 2005. The Company has also adopted the IntercontinentalExchange, Inc. 2005 Equity Incentive Plan (the “2005 Equity Incentive Plan”). The 2005 Equity Incentive Plan allows the Company to grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. As of December 31, 2005, there are 2,125,000 shares reserved for issuance under the 2005 Equity Incentive Plan, of which 63,750 restricted stock units have been issued and are outstanding as of December 31, 2005.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Stock options are granted at the discretion of the compensation committee of the board of directors. The Company may grant, under provisions of the Plan, both incentive stock options and nonqualified stock options. The options generally vest over four years, but can vest at different intervals based on the compensation committee’s determination. Generally, options may be exercised up to ten years after the date of grant, but generally expire 14 days after termination of employment. The following is a summary of options for the years ended December 31, 2005, 2004 and 2003:

	Number of Options	Weighted Average Exercise Price per Option
Outstanding at January 1, 2003	2,676,616	$10.48
Granted	1,784,588	8.12
Exercised	(2,500)	9.52
Forfeited	(125,092)	10.08

Outstanding at December 31, 2003	4,333,612	9.52
Granted	1,661,645	8.00
Exercised	(2,250)	6.40
Forfeited	(1,118,934)	11.80

Outstanding at December 31, 2004	4,874,073	8.48
Granted	509,950	18.01
Exercised	(145,340)	5.96
Forfeited	(451,265)	9.15

Outstanding at December 31, 2005	4,787,418	9.51

Details of options outstanding as of December 31, 2005 are as follows:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$ 4.20	292,706	4.55	292,706
7.04	159,478	5.31	159,478
8.00	3,267,874	8.43	1,187,257
12.00	851,585	6.49	786,264
26.00	85,650	9.88	—
35.08	130,125	10.00	—

Of the options outstanding at December 31, 2005, 2,425,705 were exercisable at a weighted-average exercise price of $8.77. Of the options outstanding at December 31, 2004, 1,569,147 were exercisable at a weighted-average exercise price of $8.56. Of the options outstanding at December 31, 2003, 1,255,797 were exercisable at a weighted-average exercise price of $9.50. All stock options were granted at a price equal to the estimated fair value of the common stock at the date of grant. Prior to the Company’s initial public offering of common stock in November 2005, this determination was made by the Company’s compensation committee, primarily based on valuations performed by an independent third party.

Of the 509,950 options granted during 2005, 291,875 were granted during the first six months of 2005. These options were granted at an exercise price of $8.00 per share, which was equal to the estimated fair value of the common stock at the dates of grant as determined by the compensation committee. The remaining 218,075 options were granted on the date of or after the Company’s initial public offering of common stock and were granted based on the initial public offering price or the closing stock price at the date of grant. Of the 1,661,645

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

options granted during 2004, all were granted during the quarter ended December 31, 2004 and were granted at an exercise price of $8.00 per share, which was equal to the estimated fair value of the common stock at the dates of grant as determined by the compensation committee. All of the options had no intrinsic value due to the exercise price being equal to the fair value on the dates of grant.

The grant date fair value of the 63,750 restricted stock units granted during the year ended December 31, 2005 under the 2005 Equity Incentive Plan was $35.08 per share. The grant date fair value was based on the closing stock price at the date of grant. The fair value of the restricted stock units on the date of the grant is recognized as expense ratably over the vesting period. During the year ended December 31, 2005, deferred stock compensation of $2.2 million was recorded on these restricted stock grants issued during the year based on the fair value of the shares on the date of grant and is being amortized over four years. During the year ended December 31, 2005, $6,000 was amortized as compensation and benefits expenses in the accompanying consolidated statements of income. The unamortized balance of deferred stock compensation on restricted stock is included as a separate component of shareholders’ equity in the accompanying consolidated balance sheets.

The Company has historically issued one large stock option grant during the fourth quarter of each year and has on occasion issued smaller stock grants during the year, primarily for new employees. Prior to the Company’s November 2005 initial public offering of common stock, an independent valuation was performed just prior to each fourth quarter stock option grant to assist the compensation committee in determining the fair market value of the Company’s common stock. The fair market value was reviewed by the compensation committee throughout the year for the valuation of the smaller stock option grants based on various factors, including the Company’s financial performance and any independent sales of the Company stock by existing shareholders from the date of the last independent valuation, through year-end. Beginning in the fourth quarter 2005, fair market values of the Company’s common stock are now determined using the closing stock price on the date of grant.

Pro forma information regarding net income and earnings per share, as presented in Note 2, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model is the most common method under SFAS No. 123 for computing fair value. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company’s employee stock options. The model is also sensitive to changes in subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options. The pro forma results are not intended to be indicative of or a projection of future results.

For SFAS No. 123 disclosure purposes, the Company, using the Black-Scholes option pricing model and the weighted-average assumptions included in the table below, has computed the value of all options for shares of common stock granted to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

	Year Ended December 31,
Assumptions	2005	2004	2003
Risk-free interest rate	4.0%	3.4%	3.2%
Expected life in years	5	5	5
Expected volatility	43%	49%	40%
Expected dividend yield	0%	0%	0%
Estimated weighted-average fair value of options granted per share	$7.36	$3.72	$3.28

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Restricted Stock Deferral Plan for Outside Directors

The Company has adopted the IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors (the “Director Plan”). Directors can elect to receive up to 100% of their board compensation in restricted stock or restricted stock units. All restricted stock is granted at a price equal to the estimated fair value of the common stock at the date of grant as determined by the compensation committee. The restricted stock generally vests over a three-year period. As of December 31, 2005, there are 250,000 shares of common stock reserved for issuance under the Director Plan. Under the Director Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover the current obligations under the Director Plan for issuance to the board of directors in lieu of fees otherwise payable in cash. During the years ended December 31, 2005, 2004 and 2003, 16,812, 3,094 and 3,771 shares, respectively, of restricted stock and restricted stock units were granted to members of the board of directors under the Director Plan.

The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2005, 2004 and 2003 was $13.73, $8.00 and $10.51, respectively. The fair value of the restricted shares on the date of the grant is recognized as expense ratably over the vesting period. During the years ended December 31, 2005, 2004 and 2003, deferred stock compensation of $231,000, $25,000 and $39,000, respectively, was recorded for the restricted stock grants issued during the years based on the fair value of the shares on the date of grant and is being amortized over three years. During the years ended December 31, 2005, 2004 and 2003, $49,000, $17,000 and $5,000, respectively, was amortized as compensation and benefits expenses in the accompanying consolidated statements of income.

Restricted Stock Plan

The Company has adopted the IntercontinentalExchange, Inc. 2004 Restricted Stock Plan (the “Restricted Plan”). As of December 31, 2005, there are 1,475,000 shares of common stock reserved for issuance under the Restricted Plan. Under the Restricted Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover the current obligations under the Restricted Plan for issuance to the employees and board of directors of the Company.

As of December 31, 2005 and 2004, 1,446,674 and 1,425,424 restricted shares, respectively, under the Restricted Plan were subject to outstanding awards of restricted stock units made to senior officers of the Company and members of the board of directors. Of these shares, 800,212 were granted in 2004 as time-based restricted shares and vest based on a four-year vesting schedule. Until the shares vest and are issued, the participants have no voting or dividend rights and the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. As of December 31, 2005, no restricted treasury shares have been issued.

The weighted-average grant date fair value of the time-based restricted stock units granted during the year ended December 31, 2004 was $8.00. The grant date fair value was determined by the compensation committee primarily based on a valuation performed by an independent third party. The fair value of the restricted shares on the date of the grant is recognized as expense ratably over the vesting period. During the year ended December 31, 2004, deferred stock compensation of $6.4 million was recorded for the time-based restricted stock grants issued during the year based on the fair value of the shares on the date of grant and is being amortized over four years. During the years ended December 31, 2005 and 2004, $1.6 million and $357,000, respectively, was amortized as compensation and benefits expenses related to this grant, in the accompanying consolidated statements of income. Granted but unvested shares would be forfeited upon termination of employment. When restricted stock is forfeited, compensation costs previously recognized for unvested shares are reversed.

An additional 208,404 to 625,212 restricted shares under the Restricted Plan have been reserved for potential issuance as performance-based restricted shares for the Company’s senior officers and vest based on

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Company financial performance relative to three-year cumulative performance targets (the “Performance Targets”) set by the Company’s compensation committee for the period from January 1, 2005 to December 31, 2007. The compensation expense to be recognized under the performance-based restricted shares will be $4.7 million if the Performance Targets are met. This expense is based on an incremental value calculation between the fair value of the restricted shares and the fair value of the stock options that were exchanged, which is described below. The compensation costs will be recognized in the consolidated financial statements ratably over the period from when it becomes probable that the Performance Targets will be met through the end of the three-year performance period, or December 31, 2007. No compensation costs or deferred stock compensation costs have been recorded in the accompanying consolidated financial statements as of December 31, 2005 and 2004, as it is not possible at this time to determine which, if any, of the Performance Targets will be achieved. If the Performance Targets are not reached, the corresponding performance-based restricted shares will not be issued.

During the quarter ended December 31, 2005, the Company granted 21,250 restricted stock units under the Restricted Plan. These shares vested immediately and $370,000 was recorded directly to compensation and benefits expenses in the accompanying consolidated statements of income for the year ended December 31, 2005 relating to this grant.

Restricted shares are used as an incentive to attract and retain qualified senior officers and to increase shareholder returns with actual performance-based awards based on enhanced shareholder value. As part of the implementation of the Restricted Plan and the granting of 1,425,424 restricted shares during the year ended December 31, 2004, as discussed above, the Company’s senior officers and members of the board of directors exchanged a total of 942,600 stock options that had been granted in 2002 at an exercise price of $12.00. The date of the offer to exchange the outstanding $12.00 options for the restricted stock units was September 30, 2004 and the offer was open until October 28, 2004. All individuals eligible for the offer to exchange accepted and tendered their options on or before October 8, 2004. The time-based and performance-based restricted stock units were granted on October 11, 2004.

The Restricted Plan includes a change in control provision that may accelerate vesting on both the time-based and performance-based restricted shares if employment is terminated or if the individual resigns for “good reason” within 12 months after the effective date of a change in control. This would result in all unamortized deferred stock compensation relating to the time-based restricted shares being recognized as compensation expense at the date of the acceleration, which is the date when both the change in control and the termination in employment have occurred. All performance-based restricted shares would also immediately vest at the date of the acceleration and the Company would take a compensation expense charge equal to the previously unrecognized compensation expenses required to be recorded under the performance-based restricted shares.

Warrants

In connection with their initial investment in the Company, certain shareholders in the gas and power industries (the “Gas and Power Firms”) were granted warrants to purchase an additional 10% ownership interest in the Company, subject to dilution under certain events. The Gas and Power Firms could have purchased up to 5,804,095 shares of Class A common stock, Series 2, upon vesting and exercise of the warrants at an aggregate exercise price of $75 million, or $12.92 per share. The warrants would have vested and become exercisable if the Company’s average monthly revenue from transaction commissions and ancillary and back-office services related to North American power and gas products traded on the Platform (the “Gas and Power Revenues”) exceeded certain revenue thresholds (the “Revenue Threshold”) over a consecutive 12-month period. The measurement period for the Revenue Threshold began on October 1, 2001 and expired on September 30, 2004. If such warrants had vested, the fair value of the warrants would have been recorded as a reduction to revenues in the month that vesting occurred based on the value of the Company at the date of vesting.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For all 12-month periods during the vesting period, the Gas and Power Revenues were substantially less than the Revenue Thresholds. Accordingly, such warrants did not vest and therefore, the Company did not assign any value to the warrants. The warrants expired unvested on September 30, 2004.

Treasury Stock

During the year ended December 31, 2003, the Company received 1,676,232 Class A common stock, Series 2 shares from certain shareholders of the Company related to an order flow commitment shortfall in lieu of cash payments to the Company (Note 14). The Company recorded the receipt of the shares as treasury stock. The Company subsequently reissued 141,924 treasury shares during the year ended December 31, 2003. During the years ended December 31, 2005 and 2004, the Company’s compensation committee reserved 21,250 and 1,425,424 treasury shares, respectively, for potential issuance under the Restricted Plan and 16,812 and 6,865 treasury shares, respectively, for potential issuance under the Director Plan. Treasury stock activity is presented in the accompanying consolidated statements of changes in shareholders’ equity.

Reverse Stock Split

In March 2005, the board of directors approved a reverse stock split, which became effective immediately prior to the November 2005 closing of the initial public offering of the Company’s common stock. The reverse stock split was effected at a ratio of 1 for 4. Following the effective date of the reverse stock split, the par value of the common stock remained at $0.01 per share. As a result, the Company reduced the Class A common stock, Series 1 and Class A common stock, Series 2 in the accompanying consolidated balance sheets by $86,000 and $1.5 million, respectively, with a corresponding increase to additional paid-in capital retroactively for all periods presented. All share and per-share information included in the accompanying consolidated financial statements have also been retroactively adjusted for all periods presented to reflect the 1 for 4 reverse stock split.

12. Income Taxes

For the years ended December 31, 2005, 2004 and 2003, income before income taxes from domestic operations was $27.3 million, $10.0 million and $386,000, respectively, and income before income taxes from foreign operations was $32.7 million, $23.7 million and $19.5 million, respectively. Details of the income tax provision in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003, are as follows:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)
Current tax expense:
Domestic	$11,787	$4,992	$289
Foreign	10,464	7,360	6,662

	22,251	12,352	6,951

Deferred tax benefit:
Domestic	(2,361)	(298)	(402)
Foreign	(305)	(281)	(60)

	(2,666)	(579)	(462)

Total tax expense	$19,585	$11,773	$6,489

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases which give rise to deferred tax assets (liabilities) as of December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
	(In thousands)
Deferred tax assets:
Allowance for doubtful accounts	$68	$53
Book depreciation in excess of tax	1,395	591
Deferred compensation	765	134
Accrued expenses	391	867
Tax credits	666	—
Other	26	4

Total deferred tax assets	3,311	1,649

Deferred tax liabilities:
Capitalization and amortization of software development costs	(2,698)	(2,787)
Property and intangible costs	(1,550)	(2,001)
Tax accrued on undistributed earnings of foreign subsidiaries (pre and post acquisition earnings)	(4,028)	(5,030)
Other	(1,161)	(498)

Total deferred tax liabilities	(9,437)	(10,316)

Net deferred tax liabilities	(6,126)	(8,667)
Net current deferred tax (liabilities) assets	(676)	426

Net noncurrent deferred tax liabilities	$(5,450)	$(9,093)

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year Ended December 31,
	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.8	0.5	0.2
Tax credits	(2.7)	(0.5)	(1.2)
Jobs Act repatriation	(3.4)	—	—
Increase in estimate of U.S. residual taxes	3.3	—	—
Other	(0.4)	(0.1)	(1.3)

Total provision for income taxes	32.6%	34.9%	32.7%

The increase in the tax benefit related to the tax credits for the year ended December 31, 2005 is primarily due to the recognition of state research and development tax credit.

The pre and post acquisition undistributed earnings of the Company’s foreign subsidiaries based on the period-end exchange rates totaled $36.8 million and $71.5 million as of December 31, 2005 and 2004, respectively, which will not be subject to U.S. income tax until distributed. The Company has provided for U.S. federal income taxes on these undistributed earnings in the accompanying consolidated statements of income as they are not currently permanently reinvested. During the year ended December 31, 2005, a total of $55.0 million was distributed domestically.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On October 22, 2004, the Jobs Act introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings in 2004 or 2005, provided certain criteria are met. The deduction would result in an approximate 5.25% federal tax rate on repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the U.S. pursuant to a domestic reinvestment plan established by the Company’s chief executive officer and approved by the Company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well.

In 2005, the Company completed its evaluation of the repatriation provision and made the determination to repatriate $35.0 million of foreign earnings in accordance with the requirements of the Jobs Act. As a result, the Company recognized a tax benefit of $2.0 million, net of available foreign tax credits. The Company’s chief executive officer and the Company’s board of directors approved a domestic reinvestment plan during the fourth quarter of 2005 and the $35.0 million was repatriated to the U.S.

The Jobs Act tax benefit was offset by tax expense of $2.0 million recorded in the third quarter of 2005 related to an increase to the estimate of U.S. residual taxes due on the remaining undistributed earnings of the Company’s foreign subsidiaries. The impact of this $2.0 million increase in the U.S. residual taxes decreased earnings per share by $0.04 during the year ended December 31, 2005.

13. Related-Parties

Related-parties include principal owners of the Company and other parties that control or can significantly influence the management or operating policies of the Company. Principal owners include any party that owns more than 10% of the voting interest in or common stock of the Company. During the years ended December 31, 2005, 2004 and 2003, the Company had two shareholders who held more than 10% of the common stock of the Company and are considered related-parties. The Company has classified all companies that had board of director participation as a related-party due to their significant influence over the Company. The Chicago Climate Exchange is considered a related-party due to the founder and Chief Executive Officer of the Chicago Climate Exchange being a member of the Company’s board of directors. Revenues earned from related-parties of the Company totaled $17.5 million, $13.2 million and $12.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005 and 2004, the Company had $1.8 million and $1.5 million, respectively, in accounts receivable from related-parties.

In 2001, the Company entered into annual order flow commitments with related-party companies, which committed these companies to execute a minimum annual volume of transactions through the Platform. Such order flow commitments expired during the year ended December 31, 2003. See Note 14 for more detail on these related-party order flow commitments.

The Company entered into several foreign exchange forward contracts with a related-party company during the year ended December 31, 2004 (Note 15). The Company paid $1.2 million and $353,000 relating to these hedges during the years ended December 31, 2005 and 2004, respectively, to this related-party company. The Company had a $1.3 million liability to this related-party company as of December 31, 2004 relating to a hedge that expired in June 2005, which is included in accrued liabilities in the accompanying consolidated balance sheets.

During 2001, the Company advanced $500,000 to a senior officer of the Company, with the loan due in five installments of $100,000 over a five-year period. The payments would be forgiven each year based on continued employment by the officer. The forgiveness each year was recorded as compensation and benefits expense in the accompanying consolidated statements of income. As of December 31, 2003, the balance of the note totaled $201,000. The remaining balance was forgiven during the year ended December 31, 2004 in connection with the officer entering into a new employment agreement (Note 15).

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company had a stock put agreement with Continental Power Exchange, Inc., which is the Company’s predecessor company and which is owned by the chief executive officer of the Company. The stock put was canceled in November 2005. See Note 10 for more detail on this related-party stock put agreement.

14. Order Flow Commitments

The Company’s Gas and Power Firms executed annual order flow commitments in connection with their investment in the Company, which committed them to transact a minimum volume of various transactions through the Platform. The Company also entered into order flow commitments with seven companies (the “Euro Gas Order Flow Providers”) during November 2001 to trade European gas products on the Platform.

Gas and Power Firms’ Commitments

Under the terms of the Gas and Power Firms’ annual order flow agreement, the Gas and Power Firms committed as a group to enter into an annual minimum volume of executed North American power and gas transactions through the Platform. The Gas and Power Firms’ annual order flow commitments reset each year and were for a two-year period, which began in July 2001 and expired in June 2003. Under the terms of this agreement, in the event that the Gas and Power Firms failed to meet the minimum volume of transactions specified in the agreement, imputed on a month-to-date basis, the Gas and Power Firms were billed for the difference between the imputed monthly minimum commitment and any actual executed transactions by the members or their affiliates, multiplied by an imputed commission rate. To the extent that the Gas and Power Firms transacted sufficient volume to satisfy the order flow commitments at any point in the annual commitment period, any amounts previously billed as order flow shortfall were refunded to the Gas and Power Firms. Therefore, monthly billings related to unmet order flow commitments were recorded as deferred revenue and not recognized until the end of the annual commitment periods as these amounts were potentially refundable.

For the year ended December 31, 2003, the Company recognized $6.4 million in transaction fee revenues related to unmet Gas and Power Firms’ annual order flow commitment for the commitment period that expired during the year. A portion of the shortfall was paid in cash and the remainder was satisfied through the delivery to the Company of shares of the Company’s Class A common stock, Series 2 (Note 11). The fair market value of the Company’s common stock received from the Gas and Power Firms was in excess of the contractual obligation owed under the order flow shortfall. However, the Company only recognized revenues to the extent of the contractual order flow commitment.

Euro Gas Order Flow Providers’ Commitments

The Euro Gas Order Flow Providers individually committed to enter into executed transactions for European gas (“Euro Gas”) product groups through the Platform which resulted in annual or monthly minimum transaction payments to the Company. The Euro Gas Order Flow Providers’ order flow commitments began in January 2002 and continued through December 2004. Under the terms of such order flow agreements, in the event that the Euro Gas Order Flow Providers failed to execute the annual or monthly required minimum transactions, the Euro Gas Order Flow Providers paid to the Company the difference in transaction fees actually paid and minimum payments required under the order flow agreements. During the years ended December 31, 2004 and 2003, the Company recognized $1.1 million and $764,000, respectively, in transaction fee revenues related to unmet Euro Gas Order Flow Providers’ order flow commitments for commitment periods that expired during such years.

The Euro Gas Order Flow Providers originally received reduced commission rates for executed transactions for Euro Gas products as a result of their commitments in the order flow agreements. However, beginning in

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 2003, the Company reduced commission rates for all other customers to be equal to the Euro Gas Order Flow Providers commission rates. The order flow agreements also required the Company to distribute to the Euro Gas Order Flow Providers their respective share of a revenue sharing pool annually through 2006. The revenue sharing pool was equal to 20% of the transaction fee revenues earned by the Company from trading of all Euro Gas product groups, subject to certain adjustments. The Euro Gas Order Flow Providers do not share in the revenue sharing pool, for the current year and for all future years, if they do not trade a minimum annual volume of executed transactions for Euro Gas product groups through the Platform to become an eligible order flow provider. For the year ended December 31, 2003, the Company paid $61,000 relating to the revenue sharing pool to certain Euro Gas Order Flow Providers that qualified as eligible order flow providers. The Company recorded the revenue sharing pool amounts payable to the Euro Gas Order Flow Providers as a reduction to transaction fee revenues.

As of December 31, 2003, none of the Euro Gas Order Flow Providers qualified as eligible order flow providers. Under the terms of the Euro Gas Order Flow Providers’ commitments, the Company is therefore, no longer required to accrue or pay any amounts relating to the revenue sharing pools subsequent to December 31, 2003.

15. Commitments and Contingencies

Leases

The Company leases office space, equipment facilities, and certain computer equipment. As of December 31, 2005, future minimum lease payments under these noncancelable operating agreements are as follows (in thousands):

2006	$2,149
2007	1,214
2008	868
2009	110
2010	25

$4,366

As of December 31, 2004, the Company had capital lease obligations of $482,000. The amortization of assets recorded under capital leases is included in depreciation expense in the accompanying consolidated statements of income and totaled $1.1 million, $1.2 million and $2.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Rental expense amounted to $4.4 million, $5.3 million and $5.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Licensing Agreement

In March 2002, the Company entered into a long-term, non-exclusive licensing agreement with a third party, which granted the use of the third party’s patent to the Company and its majority-owned and controlled affiliates. The patent relates to automated futures trading systems in which transactions are completed by a computerized matching of bids and offers of futures contracts on an electronic platform. The license of the patent provides legal certainty to traders, clearing banks and brokers wishing to utilize the Company’s Platform for trading futures contracts from within the U.S. Under the agreement, the Company is required to pay minimum annual license fees of $2.0 million beginning April 5, 2002 through the expiration date of the patent in February 2007 along with additional royalty payments calculated quarterly. The agreement covers the Company’s use of the patent in certain markets including energy, certain metals, weather, sulfur and nitrogen pollution allowances and financial products specifically related to products in these markets.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company recorded amortization expense of $2.0 million during the years ended December 31, 2005, 2004 and 2003 relating to the licensing agreement. As of December 31, 2005 and 2004, the balance of $500,000 relating to the unamortized annual license fee payment is included in prepaid expenses in the accompanying consolidated balance sheets. The Company paid royalty payments of $1.5 million, $32,000 and $14,000 during the years ended December 31, 2005, 2004 and 2003, which were recorded as selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003.

Employment Agreements

The Company has entered into employment agreements with all of its corporate officers. If the corporate officers are terminated without cause, the employment agreements result in separation payments ranging from six months to three years of the corporate officer’s annual base salary. In some cases, the employment agreements also stipulate an additional payment for bonus compensation for the balance of the term of the employment agreement. Also, certain employment agreements have provisions that provide for termination payments following a change of control and corresponding loss of employment, which generally provide for base salary, bonus payment, benefits continuation for the full term of the employment agreement (ranging from one to three years), gross up payment for any excise taxes due under Section 4999 of the Internal Revenue Code of 1986 and the acceleration of vesting of any stock options granted after the execution of the employment agreements.

The Company’s U.K. subsidiaries, in accordance with normal U.K. practice, have entered into employment agreements with all of its employees. The employment agreements require a severance notice ranging from one to six months.

Legal Proceedings

In November 2002, the New York Mercantile Exchange, Inc. (“NYMEX”) filed suit against the Company in United States District Court, Southern District of New York. In the suit, NYMEX alleges that the Company has infringed certain intellectual property rights of NYMEX through the use of settlement prices of futures contracts listed on NYMEX and references to NYMEX in describing products traded on the Platform. In September 2004, the Company filed a motion for summary judgment seeking judgment as a matter of law with respect to the claims in NYMEX’s complaint. In November 2004, NYMEX filed a cross motion for summary judgment seeking judgment as a matter of law regarding the issue of copyrightability of its settlement prices and with respect to its claim that the Company tortiously interfered with a contract between NYMEX and the party from which the Company licenses NYMEX’s settlement prices. On September 29, 2005, the court granted the Company’s motion for summary judgment dismissing all claims brought by NYMEX. In dismissing all of NYMEX’s claims, the court found that NYMEX’s settlement prices were not copyrightable works as a matter of law, and that the Company had not engaged in copyright or trademark infringement in referencing NYMEX’s publicly available settlement prices. The trademark dilution and tortious interference claims, which are state law claims, were dismissed on jurisdictional grounds. NYMEX has filed an appeal with respect to the copyright claims and state law claims, but not the federal trademark claims, and the case is presently pending before the Second Circuit Court of Appeals. NYMEX may also proceed with its dilution and tortious interference claims in state court. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity.

The Company is subject to other potential legal proceedings and claims which arise in the ordinary course of business. The Company has concluded that these proceedings and claims have not proceeded sufficiently for their likely outcomes to be determinable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially and adversely affected by any new developments relating to these proceedings and claims.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Foreign Currency Hedging Transactions

A significant portion of the Company’s revenues, earnings and net assets are exposed to changes in foreign exchange rates, primarily relating to the operations of ICE Futures and the other U.K.-based subsidiaries in relation to pounds sterling. For the years ended December 31, 2005, 2004 and 2003, the U.K. subsidiaries’ average exchange rate of pounds sterling to the U.S. dollar, which was used to translate the U.K. subsidiaries’ revenues and expenses into U.S. dollars, was 1.8128, 1.8296 and 1.6341, respectively. The appreciation of pounds sterling relative to the U.S. dollar has had a significant impact on the Company’s operating results due to the significance of our U.K-based subsidiaries’ operations (Note 19). The Company seeks to manage its foreign exchange risk and exposure in part through operational means, including managing expected local currency revenues in relation to local currency expenses (primarily through billing certain ICE Futures fees in U.S. dollars) and local currency assets in relation to local currency liabilities (primarily through converting the U.K. subsidiaries cash to U.S. dollar denominated investments). In addition, as discussed in Note 2, the Company entered into forward exchange instruments during the years ended December 31, 2004 and 2003 to protect a portion of the net investments in its foreign subsidiaries from adverse fluctuations in foreign exchange rates.

The foreign exchange forward contract derivative financial instruments had maturities ranging from two months to eight months. As of December 31, 2004, the Company had hedged $24.9 million of the $58.2 million in foreign subsidiaries net assets held in pounds sterling based on the year-end exchange rates. The Company did not have any derivative financial instruments as of December 31, 2005. Under SFAS No. 133, changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive income, to offset the change in value of the net investment being hedged. For the years ended December 31, 2005, 2004 and 2003, $66,000, ($2.1 million) and ($441,000), respectively, of gains (losses), net of taxes, relating to the derivative financial instruments were recorded in accumulated other comprehensive income in the accompanying consolidated statements of comprehensive income. As of December 31, 2004, $1.3 million relating to the derivative financial instruments was included in accrued liabilities in the accompanying consolidated balance sheets.

When entered into, the Company formally designates and documents the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged. The Company’s derivatives are OTC financial instruments with liquid markets.

The Company does not enter into derivative financial instruments for trading purposes. The counterparties with whom the Company trades foreign exchange contracts are major U.S. and international financial institutions, including one which is a related-party (Note 13). The Company continually monitors its position with and the credit quality of the financial institutions and does not expect nonperformance by the counterparties.

16. Employee Benefit Plans

Employees of the Company are eligible to participate in the Company’s 401(k) and Profit Sharing Plan (the “401(k) Plan”). The Company offers a match of 100% of the first 5% of the eligible employee’s compensation contributed to the 401(k) Plan, subject to plan and statutory limits. Total matching contributions under the Company’s 401(k) Plan for the years ended December 31, 2005, 2004 and 2003 were $669,000, $617,000 and $556,000, respectively. No discretionary or profit sharing contributions were made during the years ended December 31, 2005, 2004 or 2003.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company’s U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. The Company contributes a percentage of the employee’s base salary to the plan each month and employees are also able to make additional voluntary contributions, subject to plan and statutory limits. The Company’s contribution ranges from 10% to 20% of the employee’s base salary. Total pension contributions made by the Company for the years ended December 31, 2005, 2004 and 2003 were $879,000, $790,000 and $750,000, respectively.

17. Settlement Expense

In January 2004, EBS Dealing Resources, Inc., (“EBS”), filed a complaint against the Company in United States District Court, Southern District of New York, alleging that the Company infringed upon two patents held by EBS related to credit filter technology for electronic brokerage systems. EBS dropped its claims related to one of its patents. In September 2005, the Company settled the legal action brought by EBS related to the alleged patent infringement. Under the settlement agreement, the Company made a payment of $15.0 million to EBS, and was released from the legal claims brought against it without admitting liability. The payment was classified as “Settlement expense” in the accompanying consolidated statements of income for the year ended December 31, 2005.

18. Floor Closure Costs

On April 7, 2005, the Company closed its open-outcry trading floor in London. This was done to take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance the Company’s competitive position. All futures trading is now conducted exclusively on the Company’s electronic platform. The Company recorded floor closure costs of $4.8 million during the second quarter of 2005 in connection with the closure of the open-outcry trading floor. These costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. This expense was classified as “Floor closure costs” in the accompanying consolidated statements of income, and recorded in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and SFAS No. 112, Employer’s Accounting for Postemployment Benefits. Liabilities related to the closure costs are classified as “Accrued liabilities” in the accompanying consolidated balance sheets as of December 31, 2005. The following table reflects the components of the floor closure cost charge, and the remaining accrual as of December 31, 2005.

	Floor Closure Cost Expense-Year Ended December 31, 2005	Remaining Floor Closure Cost Accrual at December 31, 2005
	(In thousands)
Lease termination costs	$2,572	$1,396
Employee termination benefits	1,262	1
Other contract termination costs	273	—
Other associated costs	707	—

Total floor closure costs	$4,814	$1,397

No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. The difference between floor closure expenses incurred during the year ended December 31, 2005, and the related accrued liability remaining at December 31, 2005, is attributable to cash payments of closure costs, non-cash closure costs, and the effects of foreign exchange rates on the closure costs. Payments of floor closure costs for the year ended December 31, 2005 were $2.7 million. All of the Company’s floor closure costs are attributable to the futures business segment.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

19. Segment Reporting

The Company’s principal business segments consist of its OTC business, its futures business, and its market data business. The operations of ICE Markets US, ICE Markets Corporation, ICE Markets UK and ICE Tech have been included in the OTC business segment as they primarily support the Company’s OTC business operations. The operations of ICE Futures make up the futures business segment and the operations of ICE Data make up the market data business segment. In the prior years, we only reported two business segments, the OTC business segment and the futures business segment. The operating results of ICE Data were previously included in these two business segments. In the current year, the market data business segment has been broken out into its own business segment in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Prior year amounts have been reclassified to conform to the current year’s business segment presentation.

Intersegment revenues and transactions attributable to the performance of services are recorded at cost plus an agreed market percentage intercompany profit. Intersegment revenues attributable to licensing transactions have been priced in accordance with comparable third party agreements.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. Financial data for the Company’s business segments and geographic areas are as follows:

	OTC Business Segment	Futures Business Segment	Market Data Business Segment	Total
	(In thousands)
Year ended December 31, 2005:
Revenues from external customers	$84,179	$60,082	$11,604	$155,865
Intersegment revenues	11,034	5,108	1,864	18,006
Floor closure costs	—	4,814	—	4,814
Settlement expense	15,000	—	—	15,000
Depreciation and amortization	12,609	2,464	10	15,083
Interest income	1,076	2,013	1	3,090
Interest expense	613	—	—	613
Income tax expense	7,698	9,606	2,281	19,585
Net income	18,335	17,838	4,237	40,410
Total assets	213,518	47,473	4,779	265,770
Capital expenditures and software development costs	9,557	4,150	26	13,733
Goodwill and other intangibles, net	76,054	—	—	76,054
Net cash provided by operating activities	20,459	23,719	5,634	49,812

Geographic areas:

	United States	European Union	Total
	(In thousands)
Year ended December 31, 2005:
Revenues	$90,202	$65,663	$155,865
As of December 31, 2005:
Property and equipment, net	11,974	8,374	20,348

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Revenues from one customer of the futures business segment comprised 13.3% of the Company’s futures revenues for the year ended December 31, 2005. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2005.

	OTC Business Segment	Futures Business Segment	Market Data Business Segment	Total
	(In thousands)
Year ended December 31, 2004:
Revenues from external customers	$49,422	$49,301	$9,691	$108,414
Intersegment revenues	9,160	3,679	1,546	14,385
Depreciation and amortization	14,599	2,415	10	17,024
Interest income	939	1,946	—	2,885
Interest expense	137	—	—	137
Income tax expense	2,509	7,397	1,867	11,773
Net income	4,744	13,738	3,467	21,949
Total assets	148,629	56,300	2,589	207,518
Capital expenditures and software development costs	4,431	2,107	6	6,544
Goodwill and other intangibles, net	86,075	—	—	86,075
Net cash provided by operating activities	17,480	18,703	3,978	40,161

Geographic areas:

	United States	European Union	Total
	(In thousands)
Year ended December 31, 2004:
Revenues	$53,009	$55,405	$108,414
As of December 31, 2004:
Property and equipment, net	10,263	9,101	19,364

Revenues from one customer of the futures business segment comprised 14.7% of the Company’s futures revenues for the year ended December 31, 2004. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2004.

	OTC Business Segment	Futures Business Segment	Market Data Business Segment	Total
	(In thousands)
Year ended December 31, 2003:
Revenues from external customers	$43,202	$42,802	$7,742	$93,746
Intersegment revenues	5,923	3,198	1,429	10,550
Depreciation and amortization	17,219	2,117	5	19,341
Interest income	463	1,231	—	1,694
Interest expense	80	—	—	80
Income tax expense	307	5,616	566	6,489
Net income (loss)	(2,004)	12,065	3,316	13,377
Total assets	157,575	55,401	1,903	214,879
Capital expenditures and software development costs	4,108	2,650	24	6,782
Goodwill and other intangibles, net	81,448	—	—	81,448
Net cash provided by operating activities	11,855	11,952	3,286	27,093

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Geographic areas:

	United States	European Union	Total
	(In thousands)
Year ended December 31, 2003:
Revenues	$45,635	$48,111	$93,746
As of December 31, 2003:
Property and equipment, net	15,283	10,342	25,625

Revenues from one customer of the futures business segment comprised 17.4% of the Company’s futures revenues for the year ended December 31, 2003. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2003.

20. Earnings Per Common Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
	(In thousands, except per share amounts)
Basic:
Net income (loss) available to common shareholders	$(20,909)	$21,949	$19,987

Weighted average common shares outstanding	53,218	52,865	54,329

Basic earnings (loss) per common share	$(0.39)	$0.42	$0.37

Diluted:
Weighted average common shares outstanding	53,218	52,865	54,329

Effect of dilutive securities:
Stock options and warrants	—	197	311

Diluted weighted average common shares outstanding	53,218	53,062	54,640

Diluted earnings (loss) per common share	$(0.39)	$0.41	$0.37

The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. The Company’s outstanding stock options have not been included in the computation of diluted earnings per share during the year ended December 31, 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, the Company’s diluted earnings per share is computed in the same manner as basic earnings per share during the year ended December 31, 2005. If the Company had reported net income available to common shareholders during the year ended December 31, 2005, the diluted earnings per share would have been based on 54.4 million in adjusted diluted weighted average common shares outstanding, which includes 1.2 million stock options and restricted stock having a dilutive effect for the year ended December 31, 2005. The 2,862,579 Class B redeemable common shares and substantially all of the Gas and Power Firms’ warrants to purchase 5,804,095 common shares have not been included in the computation of diluted earnings per share during the years ended December 31, 2004 and 2003 when they were outstanding because their effects would be antidilutive.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

21. Quarterly Financial Data (Unaudited)

The following table has been prepared from the financial records of the Company, and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented.

	1st Qtr	2nd Qtr(a)	3rd Qtr(a)	4th Qtr(a)(b)
	(In thousands, except per share amounts)
Year Ended December 31, 2005
Revenues	$31,828	$37,530	$45,245	$41,262
Operating income (loss)	12,408	(1,973)	24,862	20,908
Net income (loss) available to common shareholders	8,870	(6,735)	2,755	(25,799)
Earnings (loss) per common share(c):
Basic	$0.17	$(0.13)	$0.05	$(0.48)
Diluted	$0.17	$(0.13)	$0.05	$(0.48)
Year Ended December 31, 2004
Revenues	$24,213	$26,258	$29,447	$28,496
Operating income	6,878	7,745	9,717	8,054
Net income available to common shareholders	4,622	5,437	7,051	4,839
Earnings per common share(c):
Basic	$0.09	$0.11	$0.13	$0.09
Diluted	$0.09	$0.10	$0.13	$0.09

(a)	The Company recognized ($6.6 million), ($14.1 million) and ($40.6 million) in redemption adjustments to the Redeemable Stock Put during the second, third and fourth quarters of 2005, respectively. This resulted from an increase in the per share fair market value of the Company’s common stock (Note 10).
(b)	The Company recognized $2.3 million in a special fee rebate program during the fourth quarter of 2004. The fee rebate was shown as a reduction to revenues and was designed to promote the electronic futures trading on our Platform (Note 2).
(c)	The annual earnings (loss) per common share may not equal the sum of the individual quarter’s earnings (loss) per common share sum due to rounding.

22. Subsequent Events (Unaudited)

On February 2, 2006, MBF Clearing Corp. filed a complaint against the Company in the U.S. District Court for the Southern District of New York asserting that the Company has monopoly power in the markets for electronic trading of Brent Crude Oil futures and certain other energy contracts. MBF Clearing claims that actions taken by the Company with respect to MBF Clearing were taken with the intention of foreclosing competition from contracts traded on NYMEX’s electronic trading platform, specifically NYMEX’s planned introduction of electronically traded Brent Crude Oil futures and the continued development of the NYMEX miNY contracts for Henry Hub Natural Gas and Light Sweet Crude Oil futures. MBF Clearing, which is a major NYMEX clearing and trading firm and a market maker for certain NYMEX electronic contracts, alleges that the Company disconnected MBF Clearing’s access to the Company’s trading platform and information from ICE Data in breach of a contract with MBF Clearing and in violation of U.S. antitrust laws in order to preserve the Company’s alleged monopoly position in certain markets. The MBF Clearing complaint also alleges, among other things, that the Company has engaged in coercive dealing and tortious interference with contract and business advantage. The complaint does not specify the amount of damages alleged to have been caused to MBF Clearing but requests that MBF Clearing be awarded treble and punitive damages. The Company intends to vigorously defend these claims. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity.

On February 22, 2006, the compensation committee granted 86,434 restricted stock units to certain employees and members of the board of directors of the Company under the 2005 Equity Incentive Plan. The grant date fair value was based on the closing stock price at the date of grant. Of the restricted stock units granted, 72,217 vest over three years and 14,217 vest over one year and they all expire ten years after the date of grant.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share amounts)

(Unaudited)

	September 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$70,182	$20,002
Restricted cash	15,664	12,578
Short-term investments	178,028	111,181
Customer accounts receivable:
Trade, net of allowance for doubtful accounts of $775 and $261 at September 30, 2006 and December 31, 2005, respectively	36,431	13,000
Related-parties	268	1,773
Asset held for sale	3,698	—
Prepaid expenses and other current assets	7,120	5,481

Total current assets	311,391	164,015

Property and equipment, net	22,395	20,348

Other noncurrent assets:
Goodwill	79,574	73,967
Other intangible assets, net	1,585	2,087
Long-term investments	—	2,296
Other noncurrent assets	5,905	3,057

Total other noncurrent assets	87,064	81,407

Total assets	$420,850	$265,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$799	$1,697
Accrued salaries and benefits	12,705	8,916
Accrued liabilities, including $197 to a related-party at December 31, 2005	11,511	5,396
Income taxes payable	7,137	8,512
Current deferred tax liability, net	347	676
Deferred revenue	2,817	1,197

Total current liabilities	35,316	26,394

Noncurrent liabilities:
Noncurrent deferred tax liability, net	4,331	5,450
Other noncurrent liabilities	1,770	1,303

Total noncurrent liabilities	6,101	6,753

Total liabilities	41,417	33,147

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000 shares authorized; no shares issued or outstanding at September 30, 2006 and December 31, 2005	—	—
Common stock, $0.01 par value; 194,275 shares authorized; 58,738 and 18,400 shares issued at September 30, 2006 and December 31, 2005, respectively; 57,231 and 18,400 shares outstanding at September 30, 2006 and December 31, 2005, respectively	588	184
Class A common stock, Series 1, $0.01 par value; 5,725 shares authorized; no shares issued and outstanding at September 30, 2006; 2,863 shares issued and outstanding at December 31, 2005	—	29
Class A common stock, Series 2, $0.01 par value; 75,000 shares authorized; no shares issued and outstanding at September 30, 2006; 35,782 shares issued at December 31, 2005 and 34,248 shares outstanding at December 31, 2005	—	358
Treasury stock, at cost; 1,507 and 1,534 shares at September 30, 2006 and December 31, 2005, respectively	(9,400)	(5,541)
Additional paid-in capital	218,792	177,602
Deferred stock compensation	—	(6,899)
Retained earnings	142,187	47,911
Accumulated other comprehensive income	27,266	18,979

Total shareholders’ equity	379,433	232,623

Total liabilities and shareholders’ equity	$420,850	$265,770

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Income

(In thousands, except per share amounts)

(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
Revenues:
Transaction fees, net (including $13,657 and $11,073 with related-parties for the nine months ended September 30, 2006 and 2005, respectively, and $1,602 and $4,703 for the three months ended September 30, 2006 and 2005, respectively)	$190,829	$100,780	$83,937	$40,659
Market data fees (including $412 and $170 with related-parties for the nine months ended September 30, 2006 and 2005, respectively, and $83 and $59 for the three months ended September 30, 2006 and 2005, respectively)	24,589	10,670	9,749	3,728
Other (including $1,433 and $1,417 with related-parties for the nine months ended September 30, 2006 and 2005, respectively, and $403 and $253 for the three months ended September 30, 2006 and 2005, respectively)	3,116	3,153	976	858

Total revenues	218,534	114,603	94,662	45,245

Operating expenses:
Compensation and benefits	35,536	25,815	12,987	9,416
Professional services	8,723	8,174	2,798	2,424
Patent royalty	6,363	926	3,151	603
Selling, general and administrative	17,638	13,149	7,017	4,268
Floor closure costs	—	4,814	—	—
Settlement expense	—	15,000	—	—
Depreciation and amortization	9,824	11,428	3,327	3,673

Total operating expenses	78,084	79,306	29,280	20,384

Operating income	140,450	35,297	65,382	24,861

Other income (expense):
Interest income	5,384	2,092	2,956	682
Interest expense	(175)	(487)	(56)	(172)
Other income (expense), net	(516)	1,274	(169)	205

Total other income, net	4,693	2,879	2,731	715

Income before income taxes	145,143	38,176	68,113	25,576
Income tax expense	50,867	12,626	24,467	8,755

Net income	$94,276	$25,550	$43,646	$16,821

Redemption adjustments to redeemable stock put	—	(20,659)	—	(14,065)

Net income available to common shareholders	$94,276	$4,891	$43,646	$2,756

Earnings per common share:
Basic	$1.68	$0.09	$0.77	$0.05

Diluted	$1.59	$0.09	$0.73	$0.05

Weighted average common shares outstanding:
Basic	56,070	52,885	56,792	52,915

Diluted	59,269	53,448	59,612	54,200

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands)

(Unaudited)

	Common Stock		Class A Common Stock, Series 1		Class A Common Stock, Series 2		Treasury Stock		Additional Paid-in Capital	Deferred Stock Compensation	Retained Earnings	Accumulated Other Comprehensive Income Net Unrealized Gain (Loss) from			Total Shareholders’ Equity
												Foreign Currency Translation	Available- For-Sale Investments	Hedging Derivatives
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Balance, January 1, 2005	—	$—	2,863	$29	51,537	$515	(1,534)	$(5,541)	$39,886	$(6,087)	$68,820	$37,043	$—	$(2,516)	$132,149
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	(15,705)	91	66	(15,548)
Exercise of common stock options	—	—	—	—	145	2	—	—	864	—	—	—	—	—	866
Issuance of restricted stock	—	—	—	—	—	—	—	—	2,837	(2,467)	—	—	—	—	370
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	1,655	—	—	—	—	1,655
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	—	—	(61,319)	—	—	—	(61,319)
Cancellation of redeemable stock put	—	—	—	—	—	—	—	—	78,901	—	—	—	—	—	78,901
Issuance of common stock	2,500	25	—	—	—	—	—	—	55,114	—	—	—	—	—	55,139
Conversion of Class A common stock, Series 2 into common stock	15,900	159	—	—	(15,900)	(159)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	40,410	—	—	—	40,410

Balance, December 31, 2005	18,400	184	2,863	29	35,782	358	(1,534)	(5,541)	177,602	(6,899)	47,911	21,338	91	(2,450)	232,623
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	8,532	(245)	—	8,287
Exercise of common stock options	1,565	16	—	—	103	1	(2)	(124)	14,464	—	—	—	—	—	14,357
Reversal of deferred stock compensation in connection with adoption of SFAS No. 123(R)	—	—	—	—	—	—	—	—	(6,899)	6,899	—	—	—	—	—
Conversion of Class A common stock, Series 1 and Series 2 into common stock	38,748	388	(2,863)	(29)	(35,885)	(359)	—	—	—	—	—	—	—	—	—
Treasury shares received for stock option tax payment	—	—	—	—	—	—	(64)	(4,215)	—	—	—	—	—	—	(4,215)
Stock-based compensation	—	—	—	—	—	—	—	—	7,037	—	—	—	—	—	7,037
Issuance of restricted stock	—	—	—	—	—	—	93	480	(480)	—	—	—	—	—	—
Tax benefits from stock option plans	—	—	—	—	—	—	—	—	26,704	—	—	—	—	—	26,704
Issuance of common stock	25	—	—	—	—	—	—	—	383	—	—	—	—	—	383
Additional costs related to issuance of common stock	—	—	—	—	—	—	—	—	(19)	—	—	—	—	—	(19)
Net income	—	—	—	—	—	—	—	—	—	—	94,276	—	—	—	94,276

Balance, September 30, 2006	58,738	$588	—	$—	—	$—	(1,507)	$(9,400)	$218,792	$—	$142,187	$29,870	$(154)	$(2,450)	$379,433

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Net income	$94,276	$25,550
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	8,532	(12,648)
Change in available-for-sale investments, net of tax	(245)	95
Change in derivatives used for hedging activities, net of tax	—	66

Comprehensive income	$102,563	$13,063

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Operating activities
Net income	$94,276	$25,550

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,824	11,428
Amortization of revolving credit facility issuance costs	98	72
Allowance for doubtful accounts	406	3
Net realized gains on sales of available-for-sale investments	(4,347)	(69)
Stock-based compensation	6,674	1,230
Deferred taxes	(1,448)	(1,685)
Non-cash floor closure costs	—	560
Excess tax benefits from stock-based compensation	(25,157)	—
Changes in assets and liabilities:
Customer accounts receivable:
Trade, net	(23,837)	(6,373)
Related-parties	1,505	(1,032)
Prepaid expenses and other current assets	(3,584)	(5,070)
Noncurrent assets	(2,502)	7
Accounts payable	(898)	994
Income taxes payable	25,328	3,026
Deferred revenue	1,621	(169)
Accrued salaries and benefits, and other accrued liabilities	6,155	1,018

Total adjustments	(10,162)	3,940

Net cash provided by operating activities	84,114	29,490

Investing activities
Capital expenditures	(8,365)	(4,768)
Capitalized software development costs	(4,725)	(4,020)
Proceeds from sales of available-for-sale investments	139,285	15,225
Purchases of available-for-sale investments	(199,783)	(49,817)
(Increase) decrease in restricted cash	(3,086)	5,309

Net cash used in investing activities	(76,674)	(38,071)

Financing activities
Payments on capital lease obligations	—	(482)
Repayments of revolving credit facility	—	(12,000)
Excess tax benefits from stock-based compensation	25,157	—
Net proceeds from issuance of common stock	365	—
Payments relating to offerings of common stock	—	(3,244)
Proceeds from exercise of common stock options	14,357	610

Net cash provided by (used in) financing activities	39,879	(15,116)

Effect of exchange rate changes on cash and cash equivalents	2,861	(3,268)

Net increase (decrease) in cash and cash equivalents	50,180	(26,965)
Cash and cash equivalents, beginning of period	20,002	61,199

Cash and cash equivalents, end of period	$70,182	$34,234

Supplemental cash flow disclosure
Cash paid for income taxes	$28,084	$11,460

Cash paid for interest	$66	$525

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

1. Nature of Business and Organization

IntercontinentalExchange, Inc. (the “Company”) operates the leading electronic global futures and over-the-counter (“OTC”) marketplace (the “Platform”) for trading a broad array of energy products. The Company owns 100% of ICE Futures Holdings Plc, which is the sole shareholder of ICE Futures. ICE Futures operates as a United Kingdom (“U.K.”) Recognized Investment Exchange (“RIE”) in London, England, for the purpose of trading energy commodity futures and options contracts. Headquartered in Atlanta, Georgia, the Company also has offices in London, New York, Chicago, Houston, Calgary and Singapore. The Company does not take proprietary positions in derivative contracts on commodities and other financial instruments.

As an RIE, ICE Futures is subject to supervision in the U.K. by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000. ICE Futures is responsible for properly supervising its markets and for maintaining financial resources sufficient for the proper performance of its functions as a RIE and, in order to satisfy this requirement, is obligated to maintain a minimum amount of liquid financial assets at all times.

The Company currently operates its OTC markets as an exempt commercial market (“ECM”) pursuant to the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission (“CFTC”). As an ECM, the Company is required to file a notice with the CFTC, provide the CFTC with access to its trading system and respond to requests for information or records from the CFTC.

2. Basis of Presentation and New Accounting Pronouncements

The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2005. The accompanying unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) that are, in the opinion of the Company’s management, necessary for a fair presentation of results for the interim periods presented. Preparing financial statements requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates. The results of operations for the nine months and three months ended September 30, 2006 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

The accompanying unaudited consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles. The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions between the Company and its wholly-owned subsidiaries have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform to the current period’s financial statement presentation. Trading access fee revenues of $3.0 million and $1.0 million for the nine months and three months ended September 30, 2005, respectively, were reclassified to other revenues. Data access fee revenues of $2.2 million and $731,000 for the nine months and three months ended September 30, 2005, respectively, were

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

reclassified from other revenues to market data fee revenues. Cost of hosting expenses of $989,000 and $366,000 for the nine months and three months ended September 30, 2005, respectively, were reclassified to selling, general and administrative expenses. Hardware and software support expenses of $2.0 million and $623,000 for the nine months and three months ended September 30, 2005, respectively, were reclassified from professional services expenses to selling, general and administrative expenses. Patent royalty expenses of $926,000 and $603,000 for the nine months and three months ended September 30, 2005, respectively, were reclassified from selling, general and administrative expenses to patent royalty expenses.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company will adopt this interpretation on January 1, 2007. The cumulative effects, if any, of applying this interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has commenced the process of evaluating the expected effect of FIN 48 on our consolidated financial statements and are currently not yet in a position to determine such effects.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined the effect, if any, the adoption of this statement will have on its results of operations or financial position.

3. Foreign Currency Translation Adjustments and Transactions

In accordance with SFAS No. 52, Foreign Currency Translation, the functional currency of the Company’s U.K. subsidiaries has historically been U.K. pounds sterling. The Company translated the assets and liabilities of its U.K. subsidiaries into U.S. dollars using period-end exchange rates and the revenues and expenses of these entities were translated using the average exchange rates for the reporting period. Translation adjustments were recorded in accumulated other comprehensive income, a separate component of shareholders’ equity in the accompanying consolidated balance sheets and in the consolidated statements of comprehensive income. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or the Company’s foreign subsidiaries cash accounts held in U.S. dollars, were included in other income (expense) in the accompanying consolidated statements of income.

Effective July 1, 2006, the functional currency of the majority of the Company’s U.K. subsidiaries, including ICE Futures, became the U.S. dollar. SFAS No. 52 states that the functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, it is the currency of the environment in which an entity primarily generates and expends cash. Once the functional currency of a foreign entity is determined, that determination should be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. A change in functional currency should be accounted for prospectively, and previously issued financial statements should not be restated for a change in functional currency. In addition, if the functional currency changes from a foreign currency to the reporting currency, as is the case with the Company, translation adjustments for prior periods should not be removed from equity and the translated amounts for non-monetary assets at the end of the prior period become the accounting basis for those assets in the period of the change and subsequent periods. The functional currency

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

changed based on various economic factors and circumstances, including the fact that during the second quarter of 2006, ICE Futures began to charge and collect exchange fees in U.S. dollars rather than pounds sterling in its key futures contracts, including crude oil and heating oil contracts. The Company will no longer recognize any translation adjustments in the accompanying consolidated financial statements subsequent to June 30, 2006 for those U.K. subsidiaries that have switched their functional currency to the U.S. dollar. However, gains and losses from foreign currency transactions will continue to be included in other income (expense) in the accompanying consolidated statements of income.

4. Stock-Based Compensation

The Company currently sponsors employee stock option and restricted stock plans. On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, for periods beginning in fiscal 2006.

The Company adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The Company’s consolidated financial statements as of and for the nine months and three months ended September 30, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as stock-based compensation expenses over the requisite service period in the Company’s consolidated financial statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB Opinion No. 25 as allowed under SFAS No. 123. Under the intrinsic value method, no stock-based compensation expenses have been recognized in the Company’s consolidated statements of income for stock options because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

As stock-based compensation expense recognized in the accompanying unaudited consolidated statement of income for the nine and three months ended September 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management’s estimates. In the Company’s pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for stock option forfeitures as they occurred. The Company also did not estimate any forfeitures for the restricted stock grants in 2004 and 2005. At the adoption of SFAS No. 123(R), the Company was required to record a cumulative adjustment to reverse compensation costs that would not have been recorded if forfeitures had been estimated. Therefore, the Company recorded a cumulative adjustment of $440,000 for the nine months ended September 30,

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

2006 to reduce compensation costs that were actually recognized in the Company’s consolidated financial statements during 2004 and 2005 relating to the restricted stock compensation expense amortization. The Company is not required to adjust the pro forma SFAS No. 123 disclosures.

A company that adopts SFAS No. 123(R) is required to calculate its historical additional paid-in capital pool (“APIC Pool”) for the period from 1995 to 2005 at such time that excess tax deficiencies arise in connection with stock-based compensation. Under SFAS No. 123(R), a company may use one of two methods to calculate its historical APIC Pool. A company may elect to calculate its initial pool of excess tax benefits pursuant to the method described in paragraph 81 of SFAS No. 123(R) or pursuant to the method described in FSP No. SFAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. Generally, the pool of excess tax benefits that is available to offset future excess tax deficiencies is based on the amounts that would have been recognized under SFAS No. 123 and SFAS No. 123(R) as if the company had always applied those standards for recognition purposes.

The Company has not yet elected which method it will choose to calculate its historical APIC Pool balance. However, prior to January 1, 2006, the Company had not deducted in its tax returns any compensation related to the share-based awards. Accordingly, the Company has no tax benefits available to credit toward its historical APIC Pool calculation. As of January 1, 2006, the APIC Pool for the Company is zero using either calculation methodology. The Company will elect a method in accordance with the prescribed time limitation for doing so and understands that the election will dictate the treatment of awards vested as of the date of adoption of SFAS No. 123(R) for purposes of updating its APIC Pool post-adoption. During the nine months ended September 30, 2006, excess tax benefits of $26.7 million were recognized as an increase to the APIC balance. Of that amount, $25.2 million were qualifying excess tax benefits that increased the APIC Pool eligible to absorb future write-offs of unrealized deferred tax assets. In accordance with SFAS No. 123(R), the $25.2 million is reported as a financing cash flow in the accompanying unaudited consolidated statement of cash flows.

No unearned compensation is included in stockholders’ equity under SFAS No. 123(R) for stock options and restricted stock awards granted. Rather, such stock options and restricted stock awards and units are included in stockholders’ equity under SFAS No. 123(R) when services required from employees and directors in exchange for the awards are rendered and expensed. Upon the adoption of SFAS No. 123(R) on January 1, 2006, the Company reversed the December 31, 2005 $6.9 million deferred stock compensation balance by a charge to additional paid-in capital.

Employee and director stock-based compensation expenses and the related income tax benefit recognized for both stock options and restricted stock in the accompanying unaudited consolidated statement of income for the nine months ended September 30, 2006 was $6.7 million and $1.9 million, respectively, and for the three months ended September 30, 2006 was $1.9 million and $429,000, respectively. Employee and director stock-based compensation expenses and the related income tax benefit recognized on the restricted stock in the accompanying unaudited consolidated statement of income for the nine months ended September 30, 2005 was $1.2 million and $471,000 respectively, and for the three months ended September 30, 2005 was $415,000 and $164,000, respectively. As a result of the adoption of SFAS No. 123(R), the Company’s income before income taxes and net income for the nine months ended September 30, 2006 was $2.4 million and $1.8 million lower, respectively, and for the three months ended September 30, 2006 was $643,000 and $465,000 lower, respectively, than it would have been if the Company had continued to account for share-based compensation under APB Opinion No. 25. The adoption of SFAS No. 123(R) decreased the Company’s calculation of basic and diluted earnings per share by $0.03 and $0.01 during the nine months and three months ended September 30, 2006, respectively. Had the Company determined compensation costs based on the estimated fair value at the

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

grant dates for its stock options granted prior to adoption of SFAS No. 123(R), the Company’s pro forma net income and earnings per common share for the nine months and three months ended September 30, 2005 would have been as follows:

	Nine Months Ended September 30, 2005	Three Months Ended September 30, 2005
	(In thousands, except per share amounts)
Net income available to common shareholders, as reported	$4,891	$2,756
Add: Stock-based compensation expenses included in reported net income, net of tax	816	272
Deduct: Total stock-based compensation expenses determined under the fair value method for all awards, net of tax	(5,099)	(1,373)

Net income available to common shareholders, pro forma	$608	$1,655

Earnings per common share:
Basic and Diluted—as reported	$0.09	$0.05

Basic and Diluted—pro forma	$0.01	$0.03

The Company will continue to use the Black-Scholes option pricing model for purposes of valuing share-based awards. The Company’s determination of fair value of share-based payment awards on the date of grant using the Black-Scholes option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected share price volatility over the term of the awards and actual and projected employee stock option exercise behavior. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123(R) using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction, if one was to exist. The Company did not grant any stock options during the nine months ended September 30, 2006.

5. Stock Option and Restricted Stock Plans

The Company has adopted the IntercontinentalExchange, Inc. 2000 Stock Option Plan (the “2000 Stock Option Plan”), pursuant to which 5,250,000 shares of common stock have been reserved for issuance. As of September 30, 2006, there are 445,357 shares available for future issuance under this plan.

The Company has adopted the IntercontinentalExchange, Inc. 2005 Equity Incentive Plan (the “2005 Equity Incentive Plan”). Under this plan, 2,125,000 shares have been reserved for issuance, which may be granted in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. As of September 30, 2006, there were 150,184 restricted stock units issued and outstanding. The Company granted 86,434 restricted stock units under the 2005 Equity Incentive Plan during the nine months ended September 30, 2006 with a fair value of $49.23 per share. The fair value was based on the closing stock price on the date of grant. The fair value of the restricted stock units on the date of the grant is recognized as expense ratably over the vesting period, net of estimated forfeitures.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Stock options are granted at the discretion of the compensation committee of the board of directors. The Company may grant both incentive stock options and nonqualified stock options. Options generally vest over four years, but can vest at different intervals based on the compensation committee’s determination. Generally, options may be exercised up to ten years after the date of grant, but generally expire 14 days after termination of employment. All stock options were granted at a price equal to the estimated fair value of the common stock at the date of grant. The following is a summary of stock options for the nine months ended September 30, 2006:

	Number of Options	Weighted Average Exercise Price per Option
Outstanding at January 1, 2006	4,787,418	$9.51
Granted	—	—
Exercised	(1,667,581)	8.77
Forfeited	(132,865)	8.29

Outstanding at September 30, 2006	2,986,972	9.96

Details of stock options outstanding as of September 30, 2006 are as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In thousands)
Vested or expected to vest	2,853,242	$9.54	7.32	$151,838
Exercisable	1,772,258	$8.46	6.90	$96,227

The total intrinsic value of stock options exercised during the nine months and three months ended September 30, 2006 was $87.1 million and $42.4 million, respectively. As of September 30, 2006, there were $5.4 million in total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 2.2 years as the stock options vest.

The Company has also adopted the IntercontinentalExchange, Inc. 2004 Restricted Stock Plan (the “Restricted Plan”), pursuant to which 1,475,000 shares of common stock have been reserved for issuance. As of September 30, 2006, 1,286,597 were subject to outstanding awards of restricted stock units made to senior officers of the Company and members of the board of directors. Of these shares, 800,212 were granted in 2004 as time-based restricted shares and vest based on a four-year vesting schedule. The fair value of the restricted shares on the date of the grant is recognized as expense ratably on a straight-line basis over the vesting period. Until the shares vest and are issued, the participants have no voting or dividend rights and the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. During the nine months ended September 30, 2006, 92,902 restricted shares were issued.

An additional 208,404 to 625,212 restricted shares under the Restricted Plan have been reserved for potential issuance as performance-based restricted shares for the Company’s senior officers and vest based on Company financial performance relative to three-year cumulative performance targets (the “Performance Targets”) set by the Company’s Compensation Committee for the period from January 1, 2005 to December 31, 2007. The potential compensation expenses to be recognized under the performance-based restricted shares would be $1.4 million if the minimum Performance Targets are met and 208,404 restricted shares are issued, $2.8 million if the target Performance Targets are met and 416,807 restricted shares are issued or $4.2 million if

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

the maximum Performance Targets are met and 625,212 restricted shares are issued. Under SFAS No. 123(R), the Company would recognize compensation costs for awards with performance conditions only if it is probable that the condition will be satisfied. If the Company initially determines that it is not probable that the performance condition will be satisfied and later determines that it is probable the performance condition will be satisfied, or vice versa, the effect of the change in estimate will be accounted for in the period of change by recording a cumulative catch-up adjustment to retroactively apply the new estimate. The Company would recognize the remaining compensation costs over the remaining requisite service period.

During the three months ended March 31, 2006, the Company determined that it was probable that the target Performance Targets will be met and the Company recorded a cumulative catch-up adjustment to non-cash compensation expenses of $1.2 million. During the three months ended June 30, 2006, the Company determined that it was probable that the maximum Performance Targets will be met and the Company recorded a cumulative catch-up adjustment to non-cash compensation expenses of $943,000. The remaining $2.1 million in non-cash compensation expenses under the maximum Performance Targets will be expensed ratably over the remaining requisite service period, currently estimated to be the end of the three-year performance period, or December 31, 2007. If the Performance Targets are not reached, the corresponding performance-based restricted shares will not be issued and the expense previously recognized will be reversed.

The following is a summary of the nonvested restricted shares for the nine months ended September 30, 2006:

	Number of Restricted Stock Shares	Weighted Average Grant-Date Fair Value per Share
Nonvested at January 1, 2006	1,260,773	$8.73
Granted	90,189	49.95
Vested	(191,113)	(14.05)
Forfeited	(68,205)	(8.41)

Nonvested at September 30, 2006	1,091,644	11.33

As of September 30, 2006, there were $8.8 million in total unrecognized compensation costs related to restricted stock. These costs are expected to be recognized over a weighted average period of 1.8 years as the restricted stock vests.

6. Short-Term and Long-Term Investments

Short-term and long-term investments consist of available-for-sale securities. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. The cost of securities sold is based on the specific identification method. As of September 30, 2006, available-for-sale securities consisted of the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipal bonds	$178,182	$—	$154	$178,028

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

During the nine months ended September 30, 2005, the Company only invested in Auction Rate Securities (“ARS”). Based on the short-term nature of the 28-day auction rate issues and their market rates, the estimated fair value of the ARS approximates carrying value. Therefore, no unrealized gains or losses were recorded on available-for-sale securities during the nine months ended September 30, 2005.

The contractual maturities of these investments as of September 30, 2006, were as follows (in thousands):

Estimated Fair Value
Maturities:
Due within 1 year	$45,176
Due within 1 year to 5 years	7,997
Due within 5 years to 10 years	27,985
Due after 10 years	96,870

Total	$178,028

As of September 30, 2006, the Company had $178.0 million in short-term investments. The Company invests a portion of its cash in excess of short-term operating needs primarily in investment-grade taxable and tax exempt municipal bonds through a third-party asset management company. Investments that the Company intends to hold for more than one year are classified as long-term investments in the accompanying unaudited consolidated balance sheets. As of September 30, 2006, the Company does not intend to hold any of the investments for more than one year.

7. Income Taxes

For the nine months ended September 30, 2006 and 2005, income before income taxes from domestic operations was $96.7 million and $16.1 million, respectively, and income before income taxes from foreign operations was $48.4 million and $22.1 million, respectively. For the three months ended September 30, 2006 and 2005, income before income taxes from domestic operations was $46.4 million and $15.3 million, respectively, and income before income taxes from foreign operations was $21.7 million and $10.3 million, respectively. Details of the income tax provision in the accompanying unaudited consolidated statements of income for the nine months and three months ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
	(In thousands)
Current tax expense:
Domestic	$29,641	$7,245	$15,120	$5,810
Foreign	23,469	7,513	12,099	3,513

	53,110	14,758	27,219	9,323

Deferred tax expense (benefit):
Domestic	1,443	(1,770)	964	(568)
Foreign	(3,686)	(362)	(3,716)	—

	(2,243)	(2,132)	(2,752)	(568)

Total tax expense	$50,867	$12,626	$24,467	$8,755

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

The Company’s effective tax rate increased to 35.05% for the nine months ended September 30, 2006 from 33.07% for the nine months ended September 30, 2005. The Company’s effective tax rate increased to 35.92% for the three months ended September 30, 2006 from 34.23% for the three months ended September 30, 2005. The effective tax rate for the nine and three months ended September 30, 2006 is lower than the statutory rate primarily due to tax exempt interest income and favorable state rates.

8. Commitments and Contingencies

Licensing Agreement

In March 2002, the Company entered into a long-term, non-exclusive licensing agreement with a third party, which granted the use of the third party’s patent to the Company and its majority-owned and controlled affiliates. The patent relates to automated futures trading systems in which transactions are completed by a computerized matching of bids and offers of futures contracts on an electronic platform. The license of the patent provides legal certainty to traders, clearing banks and brokers wishing to utilize the Company’s Platform for trading futures contracts from within the U.S. Under the agreement, the Company is required to pay minimum annual license fees of $2.0 million beginning April 5, 2002 through the expiration date of the patent on February 20, 2007 along with additional royalty payments calculated quarterly based upon the volume of certain futures transactions executed on the Platform. The agreement also includes a clause that requires an additional $2.0 million payment each time that the number of electronic futures contacts covered by the agreement exceeds 25 million contracts in any given year. The agreement covers the Company’s use of the patent in certain markets, including energy, certain metals, weather, sulfur and nitrogen pollution allowances and financial products specifically related to products in these markets.

The Company recorded amortization expense of $1.5 million during the nine months ended September 30, 2006 and 2005, and $500,000 during the three months ended September 30, 2006 and 2005 relating to the licensing agreement. The Company made royalty payments of $4.9 million and $926,000 during the nine months ended September 30, 2006 and 2005, respectively, and $2.2 million and $603,000 during the three months ended September 30, 2006 and 2005, respectively. The Company also determined that it is probable that the contract volume will exceed 25 million contracts during the period from April 1, 2006 to February 20, 2007 and will likely require an additional $2.0 million payment. Therefore, the Company accrued $1.5 million to patent royalty expenses during the nine months ended September 30, 2006 and $939,000 during the three months ended September 30, 2006. If the contract volume does not exceed 25 million contracts during the period from April 1, 2006 to February 20, 2007, the $2.0 million payment will not be required and any previously recorded expense will be reversed.

Legal Proceedings

On September 29, 2005, the U.S. District Court for the Southern District of New York granted the Company’s motion for summary judgment dismissing all claims brought by the New York Mercantile Exchange, Inc. (“NYMEX’) against the Company in an action commenced in November 2002. NYMEX’s complaint alleged copyright infringement by the Company on the basis of its use of NYMEX’s publicly available settlement prices in two of the Company’s cleared OTC contracts. The complaint also alleged that the Company infringed and diluted NYMEX’s trademark rights by referring to NYMEX trademarks in certain of the Company’s swap contract specifications and that the Company has tortiously interfered with a contract between NYMEX and the data provider that provides the Company with the NYMEX settlement prices pursuant to a license. In dismissing all of NYMEX’s claims, the court found that NYMEX’s settlement prices were not copyrightable works as a matter of law, and the Company had not engaged in copyright or trademark

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

infringement in referencing NYMEX’s publicly available settlement prices. The trademark dilution and tortious interference claims, which are state law claims, were dismissed on jurisdictional grounds. While the court granted summary judgment in the Company’s favor on all claims, NYMEX is currently appealing the decision regarding the copyright claims and state law claims in the Second Circuit Court of Appeals. Oral arguments for the appeal were held on November 16, 2006. If NYMEX continues with its appeal, or proceeds with a claim in state court, the Company intends to vigorously defend these actions. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

On February 2, 2006, MBF Clearing Corp. filed a complaint against the Company in the U.S. District Court for the Southern District of New York asserting that the Company has monopoly power in the markets for electronic trading of Brent Crude Oil futures and certain other energy contracts. On March 22, 2006, the Company filed a motion to dismiss all of MBF Clearing’s claims in the complaint. Rather than responding to our motion, MBF Clearing filed an amended complaint dropping one state law claim, and making additional allegations that actions taken by the Company with respect to MBF Clearing were taken with the intention of foreclosing competition from contracts presently traded or to be traded on NYMEX’s electronic trading platform. MBF Clearing, which is a major NYMEX clearing and trading firm and a market maker for certain NYMEX electronic contracts, alleged that the Company disconnected MBF Clearing’s access to the Company’s trading platform and denied MBF Clearing information from ICE Data in breach of a contract with MBF Clearing and in violation of U.S. antitrust laws. MBF Clearing also alleges, among other things, that the Company has engaged in tortious interference with contract and business advantage. The amended complaint did not specify the amount of damages alleged to have been caused to MBF Clearing but requested that MBF Clearing be awarded treble and punitive damages. On June 5, 2006, the Company filed a renewed motion to dismiss all of MBF Clearing’s claims and MBF Clearing filed its brief in opposition of the Company’s motion to dismiss on July 12, 2006. On September 5, 2006, the parties reached a mutually agreeable business arrangement pursuant to which the Company granted MBF and certain of its qualified customers access to the Company’s OTC markets on the condition that MBF and such customers conduct minimum trading volumes on the Company’s Platform. In connection with the business arrangement, MBF dismissed its lawsuit against the Company. No compensation has been paid by the Company in connection with the dismissal of the lawsuit.

9. Floor Closure Costs

On April 7, 2005, the Company closed its open-outcry trading floor in London. This was done to take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance the Company’s competitive position. All futures trading is now conducted exclusively on the Company’s Platform. The Company recorded floor closure costs of $4.8 million during the second quarter of 2005 in connection with the closure of the open-outcry trading floor. These costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. This expense was classified as “Floor closure costs” in the accompanying unaudited consolidated statements of income for the nine months ended September 30, 2005. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred.

10. Settlement Expense

In January 2004, EBS Dealing Resources, Inc. (“EBS”) filed a complaint against the Company in United States District Court, Southern District of New York, alleging that the Company infringed on patents held by EBS related to credit filter technology for electronic brokerage systems. In September 2005, the Company settled

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

the legal action brought by EBS related to the alleged patent infringement. Under the settlement agreement, the Company made a payment of $15.0 million to EBS, and was released from the legal claims brought against it without admitting liability. The payment was classified as “Settlement expense” in the accompanying unaudited consolidated statements of income for the nine months ended September 30, 2005.

11. Redemption Adjustments to Redeemable Stock Put

Continental Power Exchange, Inc. is the Company’s predecessor company and is owned by the chief executive officer of the Company. The Company had a put agreement (the “Redeemable Stock Put”) with Continental Power Exchange, Inc. under which, in certain circumstances, Continental Power Exchange, Inc. had the right to require the Company to purchase a portion of the Company’s common stock held by Continental Power Exchange, Inc. for an amount equal to the greater of fair market value on the date the put was exercised, or $5.0 million. Continental Power Exchange, Inc. had the right to exercise the put option upon the termination, retirement, death or disability of the senior officer, exercisable at any time within six months of such an event.

The Company initially recorded the Redeemable Stock Put at the minimum $5.0 million redemption threshold. The Company had adjusted the Redeemable Stock Put to its redemption amount at each subsequent balance sheet date. The adjustment to the redemption amount had been recorded directly to retained earnings or, in the absence of positive retained earnings, by charges against additional paid-in capital. The Company increased the Redeemable Stock Put by $20.7 million during the nine months ended September 30, 2005 and by $14.1 million during the three months ended September 30, 2005. These adjustments resulted from an increase in the estimated fair value of the Company’s common stock from $8.00 per share as of December 31, 2004 to $11.00 per share as of June 30, 2005 and to $17.40 per share as of September 30, 2005.

In October 2005, the Company entered into an agreement with Continental Power Exchange, Inc. (“the Put Termination Agreement”) to cancel the Redeemable Stock Put contingent upon the closing of the Company’s initial public offering of common stock. The Company increased the Redeemable Stock Put by $61.3 million during the year ended December 31, 2005 resulting from an increase in the estimated fair value of the Company’s common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of the Company’s initial public offering and the termination date of the Redeemable Stock Put. The balance of the Redeemable Stock Put on November 21, 2005 was $78.9 million and was reclassified to additional paid-in capital upon its termination.

12. Related-Parties

Related-parties include principal owners of the Company and other parties that control or can significantly influence the management or operating policies of the Company. The Company has classified all companies that had board of director participation as a related-party due to their significant influence over the Company. Principal owners include any party that owns more than 10% of the voting interest in the Company or 10% of the Company’s outstanding common stock. During the three months ended September 30, 2006, and in connection with the Company’s secondary offering of common stock on July 21, 2006, the voting interest of two shareholders of the Company who previously held more than 10% of the common stock of the Company fell below the 10% threshold. Therefore, beginning on July 21, 2006, these two shareholders are no longer considered related-parties for disclosure purposes.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

13. Business Acquisition

On September 14, 2006, the Company entered into a definitive merger agreement to acquire the New York Board of Trade (“NYBOT”), a leading soft commodity exchange, for consideration of approximately $1.05 billion. The transaction consideration will comprise 10.297 million shares of the Company’s common stock and approximately $400 million in cash. Under the terms of the merger agreement, NYBOT, a member-owned, not-for-profit entity domiciled in New York, would be merged into a Delaware for-profit corporation and become a wholly-owned subsidiary of the Company. The Company will finance the cash portion of the merger consideration with cash on hand and borrowings. The number of shares of common stock expected to be issued pursuant to the merger agreement will represent approximately 15% of the issued and outstanding share capital of the Company following the consummation of the merger.

NYBOT’s commodity markets offer trading and risk management in coffee, cocoa, sugar, orange juice and cotton, as well as ethanol, currency pairs, the dollar index, the Russell indices and the Jefferies CRB commodity index. NYBOT’s clearinghouse, the New York Clearing Corporation, is a wholly-owned subsidiary of NYBOT. Prior to consummation of the merger, the Company has agreed to make its Platform available to NYBOT on reasonable commercial terms for the electronic trading of its products.

The merger is subject to the affirmative vote of two-thirds of the votes cast by NYBOT members at the NYBOT special meeting where a quorum is present, the receipt of required government approvals, the expiration of the applicable Hart-Scott-Rodino waiting period and receipt of all required CFTC approvals. Assuming the Company receives all of these required approvals, the transaction is expected to close in the first quarter of 2007.

Two directors from the current NYBOT board of governors will join the Company’s board of directors. NYBOT members and member firms must retain 30% of the Company’s stock received for each seat to remain a member with floor trading rights, and to maintain privileges and fee discounts. After the closing of the transaction, the Company expects to operate under various regulatory regimes since the combined business will include a U.S. futures exchange under U.S. CFTC regulation, in addition to the Company’s existing U.K.-based futures exchange, ICE Futures, which is regulated by the Financial Services Authority. The Company expects that the OTC marketplace will continue to operate as an Exempt Commercial Market under the Commodity Exchange Act.

14. Pending Asset Sale

In August 2006, the Company entered into an agreement with a third-party to sell its former disaster recovery site in London. Prior to the closure of the Company’s open-outcry floor, the building was used as a backup open-outcry trading facility. The Company now operates only the electronic Platform and no longer has a need for this type of open-outcry facility. On August 22, 2006, the Company received a formal offer of $12.6 million on the sale of the building and land, as well as a non-refundable deposit of $1.3 million. The deposit was recorded as deferred revenue, and is included in restricted cash in the accompanying unaudited balance sheet as of September 30, 2006. As of September 30, 2006, the net book value of the building and land, which is included in the futures business segment, is $3.7 million and is classified as asset held for sale in the accompanying unaudited balance sheet as of September 30, 2006. The sale is expected to be completed in February 2007 at which time final payment will be made and a net gain on disposal of an asset of approximately $8.6 million is expected to be recognized.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

15. Segment Reporting

The Company’s principal business segments consist of its OTC business, its futures business and its market data business. The operations of ICE Futures comprise the futures business segment and the operations of ICE Data, L.P. and ICE Data LLP comprise the market data business segment. Intersegment revenues and transactions attributable to the performance of services are recorded at cost plus an agreed market percentage intercompany profit. Intersegment revenues attributable to licensing transactions have been priced in accordance with comparable third party agreements. Financial data for the Company’s business segments and geographic areas are as follows:

	OTC Business Segment	Futures Business Segment	Market Data Business Segment	Total
	(In thousands)
Nine Months Ended September 30, 2006:
Revenues from external customers	$118,142	$87,287	$13,105	$218,534
Intersegment revenues	16,909	3,916	7,819	28,644
Depreciation and amortization	8,302	1,512	10	9,824
Interest income	3,838	1,497	49	5,384
Interest expense	175	—	—	175
Income tax expense	26,123	19,618	5,126	50,867
Net income	48,324	36,432	9,520	94,276
Total assets	325,304	87,753	7,793	420,850
Capital expenditures and software development costs	11,618	1,401	71	13,090
Goodwill and other intangibles, net	81,159	—	—	81,159
Net cash provided by operating activities	26,625	44,945	12,544	84,114

Geographic areas:

	United States	European Union	Total
	(In thousands)
Nine Months Ended September 30, 2006:
Revenues from external customers	$124,871	$93,663	$218,534
As of September 30, 2006:
Property and equipment, net	17,231	5,164	22,395

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Revenues from two customers of the futures business segment comprised 14% and 12%, respectively, of the Company’s futures revenues for the nine months ended September 30, 2006. No other customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the nine months ended September 30, 2006.

	OTC Business Segment	Futures Business Segment	Market Data Business Segment	Total
	(In thousands)
Nine Months Ended September 30, 2005:
Revenues from external customers	$61,996	$44,122	$8,485	$114,603
Intersegment revenues	8,239	3,335	1,351	12,925
Depreciation and amortization	9,536	1,886	6	11,428
Interest income	689	1,403	—	2,092
Interest expense	487	—	—	487
Income tax expense	4,431	6,312	1,883	12,626
Net income	10,329	11,723	3,498	25,550
Total assets	129,794	77,559	4,739	212,092
Capital expenditures and software development costs	7,526	1,245	17	8,788
Goodwill and other intangibles, net	78,603	—	—	78,603
Net cash provided by operating activities	13,567	11,457	4,466	29,490

Geographic areas:

	United States	European Union	Total
	(In thousands)
Nine Months Ended September 30, 2005:
Revenues from external customers	$64,884	$49,719	$114,603
As of September 30, 2005:
Property and equipment, net	10,582	7,936	18,518

Revenues from one customer of the futures business segment comprised 14% of the Company’s futures revenues for the nine months ended September 30, 2005. No other customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the nine months ended September 30, 2005.

	OTC Business Segment	Futures Business Segment	Market Data Business Segment	Total
	(In thousands)
Three Months Ended September 30, 2006:
Revenues from external customers	$52,453	$37,665	$4,544	$94,662
Intersegment revenues	6,934	888	3,309	11,131
Depreciation and amortization	2,844	479	4	3,327
Interest income	2,170	754	32	2,956
Interest expense	56	—	—	56
Income tax expense	13,709	8,664	2,094	24,467
Net income	23,666	16,091	3,889	43,646
Capital expenditures and software development costs	4,736	709	69	5,514
Net cash provided by operating activities	18,710	22,712	4,008	45,430

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Geographic areas:

	United States	European Union	Total
	(In thousands)
Three Months Ended September 30, 2006:
Revenues from external customers	$54,722	$39,940	$94,662

Revenues from three customers of the futures business segment comprised 16%, 12% and 11%, respectively, of the Company’s futures revenues for the three months ended September 30, 2006. Revenues from one customer of the OTC business segment comprised 11% of the Company’s OTC revenues for the three months ended September 30, 2006. No other customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the three months ended September 30, 2006.

	OTC Business Segment	Futures Business Segment	Market Data Business Segment	Total
	(In thousands)
Three Months Ended September 30, 2005:
Revenues from external customers	$25,682	$16,564	$2,999	$45,245
Intersegment revenues	3,172	1,108	470	4,750
Depreciation and amortization	3,042	628	3	3,673
Interest income	242	440	—	682
Interest expense	172	—	—	172
Income tax expense	4,963	3,038	754	8,755
Net income	9,779	5,642	1,400	16,821
Capital expenditures and software development costs	4,965	437	6	5,408
Net cash provided by operating activities	5,647	5,204	2,405	13,256

Geographic areas:

	United States	European Union	Total
	(In thousands)
Three Months Ended September 30, 2005:
Revenues from external customers	$26,642	$18,603	$45,245

Revenues from two customers of the futures business segment comprised 15% and 10%, respectively, of the Company’s futures revenues for the three months ended September 30, 2005. No other customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the three months ended September 30, 2005.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

16. Earnings Per Common Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the nine months and three months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
	(In thousands, except per share amounts)
Basic:
Net income available to common shareholders	$94,276	$4,891	$43,646	$2,756

Weighted average common shares outstanding	56,070	52,885	56,792	52,915

Basic earnings per common share	$1.68	$0.09	$0.77	$0.05

Diluted:
Weighted average common shares outstanding	56,070	52,885	56,792	52,915

Effect of dilutive securities:
Stock options and restricted shares	3,199	563	2,820	1,285

Diluted weighted average common shares outstanding	59,269	53,448	59,612	54,200

Diluted earnings per common share	$1.59	$0.09	$0.73	$0.05

Basic earnings per common share is calculated using the weighted average common shares outstanding during the period. Common equivalent shares from stock options and restricted stock awards, using the treasury stock method, are also included in the diluted per share calculations unless their effect of inclusion would be antidilutive.

Report of Independent Registered Public Accounting Firm

To the Board of Governors and Members of the Board of Trade of the City of New York, Inc.

We have audited the accompanying consolidated balance sheets of the Board of Trade of the City of New York, Inc. (a New York Corporation) and subsidiaries (together, the “Exchange”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Exchange’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform the audit of the Exchange’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financials statements referred to above present fairly, in all material respects, the consolidated financial position of the Board of Trade of the City of New York, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

New York, NY

October 24, 2006

Board of Trade of the City of New York, Inc. and Subsidiaries

Consolidated Balance Sheets

	September 30, 2006	December 31,
		2005	2004
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$15,781,457	$15,957,860	$4,216,625
Cash—clearing member deposits	539,464,161	496,742,854	397,946,904
Cash—clearing member variation deposits	4,675,000	7,575,000	—
Available for sale securities, at fair value	3,391,766	13,143,067	9,768,792
Customer accounts receivable	7,889,481	7,424,671	5,689,505
Prepaid expenses and other assets	2,172,876	1,491,848	1,720,783

Total current assets	573,374,741	542,335,300	419,342,609

Furniture, equipment and leasehold improvements, net	19,199,238	21,230,871	25,649,078

Other noncurrent assets:
Deferred tax assets	9,017,709	8,550,920	8,021,659
Available for sale securities, at fair value	24,168,988	—	—
Securities segregated for the benefit of members-L/T, at fair value	—	—	864,919

Total other noncurrent assets	33,186,697	8,550,920	8,886,578

Total assets	$625,760,676	$572,117,091	$453,878,265

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$14,520,709	$5,445,209	$5,230,543
Due to members	544,139,161	504,317,854	397,946,904
LRPAC payable	163,011	1,105,000	1,040,003
Deferred revenue	76,860	103,410	132,294
Income taxes payable	2,513,982	2,991,903	2,024,375

Total current liabilities	561,413,723	513,963,376	406,374,119

Noncurrent liabilities:
Deferred rent	737,950	678,782	592,280
Deferred tax liabilities	11,631,356	11,687,650	12,287,458
Future rent liability	—	6,405,416	6,405,416
Long Term Portion Of NYS Grant	12,669,377	13,980,002	15,727,502

Total noncurrent liabilities	25,038,683	32,751,850	35,012,656

Total liabilities	586,452,406	546,715,226	441,386,775

Members’ equity	39,308,270	25,401,865	12,491,490

Total liabilities and members’ equity	$625,760,676	$572,117,091	$453,878,265

See accompanying notes.

Board of Trade of the City of New York, Inc. and Subsidiaries

Consolidated Statements of Income

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
Revenues:
Transaction fees	$53,911,772	$46,589,807	$62,546,225	$51,332,780	$40,208,191
Market data fees	14,057,070	13,291,168	17,774,434	17,272,912	15,752,190
Other	4,915,403	4,451,910	5,318,575	5,057,104	3,617,275

Total revenues	72,884,245	64,332,885	85,639,234	73,662,796	59,577,656

Operating expenses:
Compensation and benefits	22,764,551	20,272,857	28,075,871	26,932,370	25,504,334
Professional services	5,017,180	2,878,423	4,919,517	4,341,369	5,962,671
Selling, general & administrative	17,060,977	16,338,476	22,507,577	19,668,338	27,165,670
Termination of CFFE & OCC agreements	—	—	—	5,500,000	—
Depreciation and amortization	3,798,288	4,092,620	5,919,790	4,811,627	3,454,883

Total operating expenses	48,640,996	43,582,376	61,422,755	61,253,704	62,087,558

Operating income (loss)	24,243,249	20,750,509	24,216,479	12,409,092	(2,509,902)

Other income (expense):
Interest income	1,684,518	811,418	1,300,463	898,698	1,636,549
Interest expense	—	—	—	(733,425)	(863,606)

Total other income, net	1,684,518	811,418	1,300,463	165,273	772,943

Income (loss) before taxes	25,927,767	21,561,927	25,516,942	12,574,365	(1,736,959)
Income tax expense (benefit)	12,064,155	9,056,009	12,595,158	6,354,752	(348,368)

Net income (loss)	$13,863,612	$12,505,918	$12,921,784	$6,219,613	$(1,388,591)

See accompanying notes.

Board of Trade of the City of New York, Inc. and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

	Members’ Equity	Accumulated Other Comprehensive Gains (Losses)	Total Members’ Equity
Balance, January 1, 2003	$7,281,730	$528,559	$7,810,289

Unrealized losses on available for sale securities, net of taxes	—	(509,767)	(509,767)
Net loss	(1,388,591)	—	(1,388,591)

Comprehensive Income (Loss)	(1,388,591)	(509,767)	(1,898,358)

Balance, December 31, 2003	5,893,139	18,792	5,911,931

Unrealized losses on available for sale securities, net of taxes	—	(18,454)	(18,454)
Net income	6,219,613	—	6,219,613

Comprehensive Income	6,219,613	(18,454)	6,201,159

Sale of option permits	378,400	—	378,400

Balance, December 31, 2004	12,491,152	338	12,491,490

Unrealized losses on available for sale securities, net of taxes	—	(11,409)	(11,409)
Net income	12,921,784	—	12,921,784

Comprehensive Income	12,921,784	(11,409)	12,910,375

Balance, December 31, 2005	25,412,936	(11,071)	25,401,865

Unrealized gains on available for sale securities, net of taxes	—	42,793	42,793
Net income	13,863,612	—	13,863,612

Comprehensive Income	13,863,612	42,793	13,906,405

Balance, September 30, 2006 (Unaudited)	$39,276,548	$31,722	$39,308,270

See accompanying notes.

Board of Trade of the City of New York, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
Cash flows from operating activities
Net income (loss)	$13,863,612	$12,505,918	$12,921,784	$6,219,613	$(1,388,591)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,798,288	4,092,620	5,919,790	4,811,627	3,454,883
Deferred income taxes	(548,212)	—	(1,122,370)	2,213,234	1,312,190
Amortization of discount on notes payable	—	—	—	275,198	826,467
Amortization of premiums and discounts on marketable securities	(91,798)	(267,596)	(454,666)	(190,315)	610,632
Loss on disposal of fixed assets	—	—	82,054	36,407	80,705
Realized (gains) losses on sales of marketable securities	(8,856)	15,725	15,100	3,255	(907,370)
(Increase) decrease in operating assets:
Cash—clearing member deposits	(42,721,307)	62,682,964	(98,795,950)	(114,333,646)	(123,594,700)
Cash—variation margin deposits	2,900,000	(8,530,650)	(7,575,000)	8,920,000	13,410,000
Customer accounts receivable	(464,809)	(2,171,899)	(1,735,166)	(644,504)	(1,860,559)
Accrued interest and other receivables	(681,028)	426,180	295,376	68,134	(285,425)
Income tax receivable	—	—	—	—	(1,734,037)
Prepaid expenses and other assets	—	—	(66,443)	127,810	10,229
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	2,670,084	145,103	214,666	(3,287,880)	522,300
Due to clearing members	39,821,307	(54,152,314)	106,370,950	105,413,646	110,184,698
Income taxes payable	(477,921)	956,009	967,528	1,990,896	—
LRPAC payable	(941,989)	(270,003)	64,997	110,000	65,000
Deferred revenue	(26,550)	(25,018)	(28,884)	61,144	9,950
Deferred rent	59,168	64,877	86,502	95,930	371,593

Net cash provided by operating activities	17,149,989	15,471,916	17,160,268	11,890,549	1,087,965

Cash flows from investing activities
Purchases of marketable securities	(52,673,201)	(29,653,274)	(39,546,683)	(28,714,042)	(14,847,294)
Sales of marketable securities	38,424,089	19,464,625	37,458,789	33,088,330	45,697,549
Purchases of fixed assets	(3,077,280)	(2,269,831)	(3,331,139)	(5,417,545)	(25,605,813)

Net cash (used in) provided by investing activities	(17,326,392)	(12,458,480)	(5,419,033)	(1,043,257)	5,244,442

Cash flows from financing activities
Payments to members related to notes payable	—	—	—	(8,953,817)	(8,953,817)
Sale of option permits	—	—	—	378,400	—
Capital lease	—	—	—	(7,639,378)	7,639,378

Net cash used in financing activities	—	—	—	(16,214,795)	(1,314,439)

Net increase (decrease) in cash and cash equivalents	(176,403)	3,013,436	11,741,235	(5,367,503)	5,017,968
Cash and cash equivalents, beginning of period	15,957,860	4,216,625	4,216,625	9,584,128	4,566,160

Cash and cash equivalents, end of period	$15,781,457	$7,230,061	$15,957,860	$4,216,625	$9,584,128

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest: Notes			$—	$274,565	$826,467
Interest: Capital lease			$—	$421,360	$36,788
Income taxes			$12,750,000	$2,150,330	$73,480

See accompanying notes.

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(Information as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 is unaudited)

1. Organization

The Board of Trade of the City of New York, Inc. (the “Exchange” or “NYBOT”) is a membership corporation organized pursuant to the New York State Not-for-Profit Corporation Law. The Exchange was formed on June 10, 1998 for the purpose of combining the Coffee, Sugar & Cocoa Exchange, Inc. (the “CSCE”) with the New York Cotton Exchange, Inc. (the “NYCE”). The merger provided for the corporate reorganization of CSCE and NYCE as wholly owned subsidiaries of the Exchange. New York Clearing Corporation (“NYCC”) is a wholly owned subsidiary of NYBOT and provides clearing and settlement services to the Exchange and its subsidiaries. The Exchange is operated and managed on an integrated basis as a single operating segment.

Effective June 10, 2004, the two classes of full membership were united into one class of full NYBOT membership with identical trading and other rights. Class A members were former full members of CSCE and Class B members were former full members of NYCE. At December 31, 2005, there were 967 full NYBOT memberships. Each full NYBOT member is entitled to one vote on any membership matter. In addition, the Exchange has various types of permits, which entitle the holder to certain trading rights.

Under a Seat Restructuring Plan, as approved in principle by the NYBOT board of governors in September 2002, the Exchange established a NYBOT option permit. The holder of an option permit may trade every option contract listed on NYBOT. The option permit took effect in June 2004. A NYBOT option permit could be obtained by combining the trading rights of a CSCE associate membership and a NYCE option permit. Because of the imbalance in the number of CSCE associate memberships and NYCE option permits, a CSCE associate member or a NYCE option permit holder could pay to the Exchange $8,600 in lieu of acquiring one NYCE option permit. The Exchange sold 44 such permits in 2004 at a value of $378,400.

As described in Note 7, the Class A and Class B members were issued promissory notes in connection with the Merger. After the notes to the Class A and Class B members were paid in full, Class A and Class B memberships were united into one class of full members with identical trading and other rights. Until then, Class A and Class B members had retained their preexisting trading rights and privileges as members of CSCE and NYCE, respectively.

On September 11, 2001, as a result of terrorist actions, the Exchange’s premises at 4 World Trade Center were destroyed (the “Events of September 11th”). The Exchange and its subsidiaries subsequently relocated to alternative premises within New York, as described in Note 12—Commitments.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Exchange and its controlled subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited consolidated interim financial statements and related notes thereto have been prepared by the Exchange pursuant to standards regarding interim financial reporting. Accordingly, the unaudited consolidated interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

with the Exchange’s audited consolidated financial statements and related notes thereto for the years ended December 31, 2005, 2004 and 2003. The accompanying unaudited consolidated interim financial statements reflect all adjustments that are, in the opinion of the Exchange’s management, necessary to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Exchange may undertake in the future, actual results may be different from the estimates. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation (“FIN”) No. 48, Accounting for Uncertainties in Income Taxes—an Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Exchange is currently evaluating the impact, if any, that the adoption of FIN No. 48 will have on the Exchange’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. NYBOT has not determined the effect, if any, the adoption of this statement will have on its results of operations or financial position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Exchange considers all highly liquid investments with remaining maturities at acquisition of 90 days or less to be cash equivalents.

Marketable Securities

Transactions in marketable securities (available for sale securities or securities segregated for the benefit of members), including related gains and losses, are recorded on a trade date basis. Marketable securities are recorded on the consolidated balance sheets at fair value, based on third party market price quotations. Unrealized gains and losses on securities are recorded as a separate component of members’ equity. Investment income, as depicted on the consolidated statements of income, includes interest income on marketable securities, on variation margin deposits and on cash and cash equivalents.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments at the balance sheet date. The carrying value of the Exchange’s assets approximate their fair values and, where applicable, are based upon current market prices. The carrying values of the Exchange’s liabilities approximate their fair values, except for 2004 and 2003 for the Exchange’s notes payable, which were based upon their future cash flows for principal and interest payments, discounted at the prevailing interest rates for securities of similar terms and maturities.

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Exchange Contract Fees and Clearing Fees

Exchange contract fees and associated clearing fees are recorded as revenues in the period the related contracts are traded. Exchange contract fees are charged for purchases and sales of contracts, but are not charged for mechanical adjustments, transfers and certain pass-out transactions. Clearing fees are charged for purchases and sales of contracts, but are not charged for certain pass-out transactions.

Ticker and Quotation Fees

Ticker and quotation fees are recorded based upon the number of locations and terminals used by the subscribers. Ticker fees are paid to the Exchange by the third party ticker vendors in accordance with the quantity of their users who subscribe to receive NYBOT data. The Exchange also charges a quarterly fee to the third party ticker vendors. This fee compensates the Exchange for the dedicated routers installed both at NYBOT and at vendor locations and for the costs of the telecommunications lines.

Initiation and Other Fees

Initiation and other fees are recorded as revenues in the year in which they are earned.

eCOPS Documentation Fees

eCOPS is an extension of the Exchange’s commodity operations processing system (“COPS”). The COPS system was revised to operate not on proprietary hardware, but via the Internet from the COPS users’ own computers. eCOPS documentation fees represent an additional service provided to COPS users for handling commodities documents on-line, which documents were not available previously under the COPS system. The eCOPS platform is also used for the traditional functions of the prior COPS system. NYBOT began processing eCOPS coffee transactions in 2004 and eCOPS cocoa transactions in 2005.

Compensation and Benefits

Compensation and benefits include payroll costs, employee benefits, matching contributions and payroll taxes. The balance includes severance expense of $240,718, $495,624 and $410,445, relating to terminations of five, five and eight individuals that occurred during 2005, 2004 and 2003 respectively. As of December 31, 2005 and 2004 accounts payable and accrued expenses included $2,292 and $225,110, respectively, related to the remaining severance payments.

Depreciation and Amortization

Furniture and equipment are depreciated on the double declining method over their estimated useful lives, generally seven years.

Electronic data processing equipment and software are amortized under the double declining balance method over a period of five years.

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the remaining term of the underlying leases.

Advertising Expenses

Advertising expenses, which totaled $553,673, $488,385, and $264,928 for the years ended December 31, 2005, 2004, and 2003, respectively, are expensed as incurred, and are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Unusual Items

Net Gain on Insurance Settlement

As noted, due to the Events of September 11th, the Exchange’s premises were destroyed. As a result, the Exchange was required to relocate its operations and replace a significant portion of its furniture, fixtures and equipment. All furniture, fixtures and equipment, which were destroyed, were written off in 2001. In addition, the Exchange has incurred incremental expenses that never would have been incurred but for the Events of September 11th. These extra expenses include $3,547,391 recorded in 2002, $4,041,400 recorded in 2003 and a gain of $173,314 recorded in 2004 due to the Exchange’s construction obligation to renovate the Commodity Exchange (“COMEX”) trading floor and were included within selling, general and administrative expenses on the accompanying statements of income. The gain in 2004 arose from the final determination on disputed items that had been undetermined as of December 31, 2003.

The Exchange filed claims with its insurance carriers for the replacement costs of property and equipment necessary for the operation of the Exchange as well as reimbursement for incremental expenses incurred in connection with the Events of September 11th. As the amount recovered from the Exchange’s insurance carrier exceeded the sum of the net book value of furniture, fixtures and equipment destroyed, proceeds of $9,000,000 and $1,600,000 were recorded as a gain in 2002 and in 2004, respectively, and were included within selling, general and administrative expenses on the accompanying consolidated statements of income. The insurance claim was closed in May of 2004.

Clearing Member Default Costs

On May 17, 2000, Klein & Co. Futures, Inc. (“Klein”), a former clearing member of NYCC, defaulted on its margin obligations to NYCC, which resulted in a margin deficiency and related liquidation costs of approximately $6,000,000. NYCC, pursuant to its rules, then applied all funds on deposit with it from Klein to cover the deficiency. Thereafter, the management of the Exchange decided that in the interest of promoting confidence in the U.S. futures markets in general, and in the Exchange’s markets in particular, it would make whole any customer that suffered losses as a result of the default of Klein, in return for the customer assigning its claims against Klein to the Exchange. In the years prior to 2003, the Exchange paid out a total of approximately $6,000,000 as consideration and legal expenses for the assignment to it of such claims. In 2005, 2004 and 2003, costs related to the clearing member default totaled $275,104, $694,163 and $270,761, respectively comprised largely of legal fees related to defending the lawsuits described in Note 13—Contingencies.

Termination of CFFE and OCC Agreements

The Exchange and eSpeed Inc. (“eSpeed”) renegotiated agreements (the Cantor Financial Futures Exchange (“CFFE”) Agreement and the Over-The-Counter Clearing (“OCC”) Agreement) that originated between Cantor Fitzgerald and NYCE in 1997. The original agreements established a marketplace for the electronic trading of U.S. Treasury futures and provided for regulatory and clearing services. Under the new agreement, which was executed in the third quarter of 2004 and which will continue through 2017, all previous agreements between the NYBOT/NYCC and Cantor Fitzgerald/eSpeed companies have been terminated. As a result of the new agreement, NYBOT is entitled to enter into contracts, combinations, alliances and ventures of any kind with any entity, other than arrangements involving the electronic trading of treasury futures.

Also, as a result of the renegotiation, eSpeed is the sole owner of the CFFE and the Commodity Futures Clearing Corporation of New York, which had been a subsidiary of CSCE. Additionally, NYBOT and eSpeed have agreed that NYBOT will provide processing services for futures contracts and options on futures contracts listed on the CFFE or other exchanges designated by eSpeed. NYBOT made a payment to eSpeed in connection

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

with the transaction and was originally obligated to make certain subsequent anniversary payments. In December of 2004, NYBOT and eSpeed agreed to an early payment of all outstanding NYBOT obligations. The total cost of the initial payment and the final December payment was $5,537,500.

4. Marketable Securities

As of December 31, 2005, 2004, and 2003, all marketable securities, including securities segregated for the benefit of members, have been classified as available for sale. For the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004, and 2003, the Exchange recognized unrealized gains (losses) of $42,793, ($11,409), ($18,454), and ($509,767), respectively, net of tax of $25,131, $6,699, $10,837, and $299,388, respectively, which are included in the accompanying consolidated statements of changes in members’ equity as a component of comprehensive income.

The cost and market value of the Exchange’s marketable securities, including securities segregated for the benefit of members, at September 30, 2006 were as follows:

September 30, 2006	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and agency securities	$3,392,559	$—	$793	$3,391,765
State municipal obligations	24,117,842	51,147	—	24,168,989

Total marketable securities	$27,510,401	$51,147	$793	$27,560,754

The cost and market value of the Exchange’s marketable securities, including securities segregated for the benefit of members, at December 31, 2005, 2004, and 2003 were as follows:

2005	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and agency securities	$13,160,636	$1,705	$19,274	$13,143,067

Total marketable securities	$13,160,636	$1,705	$19,274	$13,143,067

2004	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and agency securities	$10,633,096	$1,369	$754	$10,633,711

Total marketable securities	$10,633,096	$1,369	$754	$10,633,711

2003	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and agency securities	$14,820,400	$96,356	$66,528	$14,850,228

Total marketable securities	$14,820,400	$96,356	$66,528	$14,850,228

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

At September 30, 2006 and December 31, 2005, the maturities of the Exchange’s marketable securities, including securities segregated for the benefit of members, were as follows:

	September 30, 2006
	Cost	Market Value
Due within one year	$3,375,066	$3,391,766
Due after one year through five years	10,735,126	10,752,743
Thereafter	13,390,558	13,416,245

	$27,500,750	$27,560,754

	December 31, 2005
	Cost	Market Value
Due within one year	$12,566,326	$12,656,487
Due after one year through five years	497,754	486,580

	$13,064,080	$13,143,067

Gross realized gains on sales of marketable securities, using the specific identification method, were $8,856 and $907,370 for the nine months ended September 30, 2006 and for the year ended December 31, 2003, respectively. Gross realized losses on sales of marketable securities, using the specific identification method were $15,100 and $3,255 for the years ended December 31, 2005 and 2004, respectively. Gross realized gains and losses on sales of marketable securities were included in interest income on the consolidated statements of income.

5. Fixed Assets

Property and equipment are recorded at cost, reduced by accumulated depreciation. Depreciation and amortization expense is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated useful life of the asset. Maintenance and repairs are expensed as incurred. The Exchange capitalizes costs, related to software development or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortized over the estimated useful life of five years.

Fixed Assets, at cost, consist of the following as of December 31 of each year:

	2005	2004	Depreciation Period (In Years)
Equipment	$18,997,377	$18,603,925	5 to 8 years
Leasehold improvements	14,350,110	14,349,110	10 years
Furniture and fixtures	1,196,179	1,053,407	7 years
Capitalized software	16,111,196	14,077,470	5 years

	50,654,862	48,083,912
Less:
Accumulated amortization of leasehold improvements	5,864,113	4,386,962
Accumulated depreciation of other assets	23,559,878	18,047,872

Fixed Assets, net	$21,230,871	$25,649,078

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

6. Cash and Securities Segregated for the Benefit of Members/Long Range

Planning Advisory Committee

As of September 30, 2006 and December 31, 2005 and 2004, the Exchange has designated and pledged $229,398, $982,655 and $1,964,919, respectively, of marketable securities, including any interest earned, and $92,409, $598,226 and $941,204, respectively, of cash, to provide future benefits to more experienced members who participate on the Long Range Planning Advisory Committee (“LRPAC”), which provides the Exchange with strategic planning and counseling. Eligibility for participation on the committee is based on certain criteria, including member’s age, years of full membership and service on Exchange boards, committees or floor trading activity over a period of time. To be considered for qualification, a member must have owned a full membership in the CSCE on November 3, 1997 or have submitted a complete application for membership in the CSCE on or before that date. As long as any assets are covered by such pledge, the resolution regarding the LRPAC cannot be amended, modified or terminated. Distribution of compensation to the qualifying and participating members began in April 2001. For the period ended September 30, 2006 and for the years ended December 31, 2005, 2004, and 2003, the Exchange recorded $438,011, $1,324,997, $1,250,000, and $1,085,000 of expense, respectively, related to the LRPAC plan.

7. Notes Payable

On June 10, 1998, promissory notes with a face value of $45,163,900 and $9,637,200 were issued to Class A and Class B members, respectively. The notes payable were non-interest bearing. They were carried in the consolidated balance sheet at face value, which included an imputed unamortized discount. The discount on the notes payable was imputed using a discount rate of 7%. The notes payable were secured by a credit agreement with various lenders. The notes were paid off in full effective June 10, 2004.

8. Tenant Allowance Receivable/Future Rent Liability

The Exchange had been commissioned by its lessor to construct and finance specified additions and leasehold improvements to its leased space at 4 World Trade Center, New York, New York. The lessor was required to reimburse the Exchange for these costs and was to retain title to the additions and leasehold improvements. The Exchange commenced the leasehold improvements in 1999. During 2000, the Exchange received an advance payment of $17,500,000 from the lessor relating to the reimbursements on the leasehold improvements and specific additions. The Exchange was required to complete the leasehold improvements by February 2005. As of September 11, 2001, the leasehold improvements totaled $11,094,584.

As a result of the Events of September 11th, the leased space was destroyed. Management of the Exchange is currently determining the impact of such events on this arrangement and accordingly, has included approximately $6,400,000, representing cash that was not yet used for leasehold improvements, as accounts payable and accrued expenses in the accompanying consolidated balance sheets as of September 30, 2006.

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

9. Income Taxes

The Exchange’s provision (benefit) for income taxes for the years ended December 31, 2005, 2004, and 2003 includes the following components:

	Year Ended December 31,
	2005	2004	2003
Current:
Federal	$8,826,706	$2,850,470	$(1,531,139)
State and local	4,890,822	1,291,048	(129,419)

	13,717,528	4,141,518	(1,660,558)

Deferred:
Federal	(735,646)	1,450,642	1,302,805
State and local	(386,724)	762,592	9,385

	(1,122,370)	2,213,234	1,312,190

	$12,595,158	$6,354,752	$(348,368)

The Exchange provides for income taxes according to Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” SFAS No. 109 uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of items that have been recognized in financial statements or tax returns. SFAS No. 109 requires the financial statement recognition of deferred tax assets unless it is more likely than not that such assets will not be realized. The tax effect of temporary differences between carrying amount of assets and (liabilities) at December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
Deferred tax assets:
Book depreciation in excess of tax	$18,517	$292,796
Deferred compensation	—	9,534
Deferred rent	306,137	267,124
Tax basis in assets lost in 9/11	4,745,082	4,745,082
Contract termination	2,251,648	2,444,646
Charitable contribution	45,101	—
Grant amortization net of asset depreciation	1,184,435	262,477

Total deferred tax assets	$8,550,920	$8,021,659

Deferred tax liabilities:
Capitalization and amortization of software development costs	$(2,255,180)	$(2,543,539)
Insurance proceeds net of assets depreciation	(9,438,970)	(9,743,718)
Unrealized loss (gain) on marketable securities	6,500	(201)

Total deferred tax liabilities	$(11,687,650)	$(12,287,458)

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the statutory U.S. federal income tax rate to the Exchange’s effective income tax rate for the years ended December 31, 2005, 2004, and 2003 are as follows:

	Year Ended December 31,
	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and Local income taxes	10.6	10.6	4.5
Meals and Entertainment	0.3	0.1	(1.7)
Member Group Insurance	1.0	1.7	(9.6)
Non-Deductible Travel	—	—	(1.3)
Interest on Notes-amended returns	—	—	(5.8)
Changes in estimates	2.0	3.1	—
Other	0.4	—	(1.1)

Total provision for income taxes	49.3%	50.5%	20.0%

10. Clearing Members’ Original and Variation Margins and Guaranty Fund Deposits

NYCC, the clearing organization for the Exchange, requires all clearing members to have on deposit cash, money market mutual fund shares, U.S. Government obligations, or letters of credit in accordance with its established original margin requirements. NYCC also maintains separate bank accounts for clearance of clearing members’ daily variation margin settlements. Generally, any significant daily overnight balance in the clearance account is invested in money market mutual funds.

NYCC’s By-laws (the “By-laws”) also provide that each clearing member make deposits to the Guaranty Fund. These amounts serve to secure the obligations of a clearing member and shall be used to cover losses sustained by NYCC as a result of the default of the clearing member, as described in the By-laws. The By-laws further provide that all income earned from investing members’ cash deposits in the Guaranty Fund belong to NYCC and are included in the accompanying consolidated statements of income, as investment income.

As of September 30, 2006 and December 31, 2005 and 2004, clearing members’ original and variation margins and Guaranty Fund cash deposits are as follows:

	September 30, 2006	December 31,
		2005	2004
	Cash	Cash	Cash
Original margin	$537,635,011	$494,893,704	$395,973,404
Variation margin	4,675,000	7,575,000	—
Guaranty fund	1,829,150	1,849,150	1,973,500

Total	$544,139,161	$504,317,854	$397,946,904

The Exchange has recorded these cash deposits on the accompanying consolidated balance sheets as assets with offsetting liabilities to the clearing members who deposited the funds.

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of September 30, 2006 and December 31, 2005 and 2004, U.S. Government obligations and letters of credit pledged by the clearing members as original margin and Guaranty Fund deposits, as detailed below, are not reflected in the accompanying consolidated balance sheets.

	As of September 30, 2006			As of December 31,
				2005			2004
	U.S. Government Securities at Face Value	Letters of Credit	Money Market Mutual Fund	U.S. Government Securities at Face Value	Letters of Credit	Money Market Mutual Fund	U.S. Government Securities at Face Value	Letters of Credit	Money Market Mutual Fund
Original Margin	$2,179,827,000	$—	$650,755,000	$1,870,038,000	$—	$503,660,000	$1,824,067,000	$—	$514,650,000
Guaranty Fund	87,945,000	$—	—	88,935,000	—	—	86,272,000	—	—

Total	$2,267,772,000	$—	$650,755,000	$1,958,973,000	$—	$503,660,000	$1,910,339,000	$—	$514,650,000

11. Savings and Investment Retirement Plan

The Exchange sponsors a Savings and Investment Retirement Plan (the “SIR”). Total cost for the SIR, which is included in compensation and benefits in the accompanying consolidated statements of income, totaled $1,852,058, $1,737,024 and $1,678,478 for 2005, 2004 and 2003, respectively.

12. Commitments

Effective November 7, 2003, the Exchange entered into a master capital lease agreement with General Electric Credit Corporation as Lessor. The Lessor agreed to sublease from the Exchange certain of the project personality (as defined in the Equipment Lease Agreement between the Exchange and the New York City Industrial Development Agency (“IDA”)) and to sub-sublease such IDA Assets to the Exchange under one or more schedules from time to time. The agreement then consisted of one thirty-six month schedule for $4,182,955 of capitalized lease costs at 5.3710% per annum and one sixty month schedule for $3,817,045 of capitalized lease costs at 5.97073% per annum.

Both schedules could be terminated early by the Exchange in accordance with certain notice and make whole provisions. The Exchange terminated both schedules on December 6, 2004, with the payments of $2,770,329 and $3,102,723, which included make whole provisions of $33,175 and $34,339. The assets leased were installed primarily at the main facility at One North End Avenue, placed in service as of the initiation of trading activities on September 2, 2003 and depreciated by $2,571,747 in 2004. The financial covenants were identical to those imposed in the Agreement. Management of the Exchange believed it was in compliance with all financial covenants of the Agreement as of December 31, 2003. The Exchange had no future capital lease commitments as of December 31, 2005 and December 31, 2004.

The Exchange’s leased space at 4 World Trade Center was comprised of a trading floor, other common areas and office space (the “Basic Lease”). The leases were all made co-terminus to January 15, 2015. The lease agreements included space, a business activity fee, and supplemental rent. In connection with these transactions, the City of New York had granted the lessor an annual credit to be applied by the lessor against certain payments in lieu of taxes to be paid to the City of New York in consideration of the lessor having reduced the basic rental under the Exchange’s lease by a like amount. As a result of the Events of September 11th, the leased space was destroyed. Management of the Exchange is currently determining the impact of such events on this arrangement.

In September 2001, the Exchange relocated its trading floor and the NYCC to a back up facility in Long Island City, which the Exchange leased pursuant to an operating lease that was scheduled to expire on

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009. The Exchange also constructed and fitted two additional parcels of space at Long Island City pursuant to additional operating leases. Effective December 2003, the 2nd floor lease parcel at Long Island City terminated. Effective March 1, 2004, the lease was amended to extend the terms for the original space and for the 1st floor lease parcel, both located at this back-up facility, by fifty-one months to December 31, 2013.

In February 2002, the Exchange relocated other portions of its administrative and IT staff to 39 Broadway New York, NY pursuant to an operating lease that expires on June 30, 2014. The lease amounts per year include rent escalations. The Exchange fitted out and equipped this space as its new primary computer center, its new grading facility and for certain administrative offices.

In November 2002, the Exchange entered into a lease agreement with the New York Mercantile Exchange (“NYMEX”) to lease space at One North End Avenue in lower Manhattan. Rent commencement dates on the four parcels of space occurred at various dates between March 2003 and July 1, 2003, regardless of occupancy by the Exchange. The lease term extends to July 1, 2013 and includes one renewal option of five years and an understanding to endeavor to reach terms for a second renewal of five years. However, NYMEX has the right, at any time prior to January 1, 2011, to issue to the Exchange a Termination Event Notice, which would eliminate the option to renew. All space at NYMEX is subject to rent escalation by which NYMEX would recover actual escalated costs.

The Exchange also leases spaces for FINEX in Dublin, Ireland pursuant to an operating lease, which was scheduled to expire on May 14, 2004. As of February 1, 2004, by mutual consent of the Exchange and the Industrial Development Agency (Ireland) as landlord, the aforementioned lease agreement was terminated. At the same time the Exchange accepted the assignment of an existing operating lease for separate and smaller space in the same facility. This operating lease extends through July 1, 2019 with an option to terminate on July 1, 2009.

Effective November 1, 2004, the Exchange granted to NYMEX a license to utilize a portion of the Dublin premises, for a period of one year, for the purpose of providing a marketplace for trading of futures contracts on Brent Oil and options on such futures contracts (and other contracts as may be mutually agreed upon by the parties) by open outcry. The exchange received from NYMEX $60,833 and $304,167 in 2004 and 2005, respectively, and then the agreement terminated.

Rent expense for all leased premises totaled $4,615,203, $6,007,769, $5,678,140, and $6,449,285 for the period ended September 30, 2006, and for the years ended December 31, 2005, 2004, and 2003, respectively, and is included in selling, general and administrative expense on the accompanying consolidated statements of income. Occupancy expense also includes a gain of $173,314 in 2004 and expenses of $4,041,400 in 2003 related to the Exchange’s reconstruction of a trading floor for the COMEX, a division of NYMEX. Such expenses were incurred in conjunction with the Exchange’s lease agreement with NYMEX.

The four parcels of space leased by the Exchange from NYMEX had to be prepared for use by the Exchange. The processes of demolition, design, construction and installation involved not only capital expenditures, but also expenditures classified as expense. During 2003 the Exchange recorded certain expenditures as expense in the following areas on the consolidated statement of income:

Selling, general & administrative expenses	$3,031,559
Professional services expenses	888,745

$3,920,304

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following is a schedule of the Exchange’s minimum rental commitments under non-cancelable leases as of December 31, 2005:

Year ending December 31:
2006	$5,889,967
2007	5,762,284
2008	5,890,743
2009	6,026,864
Thereafter	23,618,252

$47,188,110

13. Contingencies

On July 26, 2000, an action (the “Klein Action”) was commenced in the United States District Court for the Southern District of New York (00 Civ. 5563) by Klein & Co. Futures, Inc. (“Klein”) against numerous defendants, including the Exchange, various affiliates of the Exchange and officials of the Exchange and/or its affiliates. The complaint alleges, among other things, that Klein had a customer by the name of First West Trading, Inc. (“First West”), which carried open positions in P-Tech options on the New York Futures Exchange (“NYFE,” an affiliate of the Exchange); that Norman Eisler (“Eisler”), a principal of First West, was a member of the P-Tech Futures and Options Settlement Committee; that Eisler, with the acquiescence of the Settlement Committee, incorrectly calculated the settlement price of P-Tech futures and options; that the incorrect settlement prices were used by Klein to calculate margin requirements for First West, as a result of which the First West account was under-margined; that subsequently First West failed to meet a margin call; that Klein was required to take a capital charge as a result of an account debit owed to Klein by First West, which brought Klein’s capital below the required minimum to be a clearing member of various exchanges, as a result of which Klein was suspended as a clearing member, suffered losses and went out of business; and that various acts and omissions of the Exchange and other defendants constituted breaches of their self-regulatory duties, violated various provisions of the Commodity Exchange Act (“CEA”) and the Regulations of the Commodity Futures Trading Commission, violated their fiduciary duties and constituted various common law torts (including fraud, conversion, defamation and interference with contractual relations). The complaint asks that NYFE be suspended as a contract market, that Klein be awarded compensatory damages of at least $25 million on each of its claims (other than the conversion claim, for which it seeks compensatory damages of at least $10 million) and punitive damages of three times the amount of the compensatory damages. The Exchange believes that the essential allegations of the complaint are incorrect or inaccurate, and that the complaint does not state a cause of action under federal law. Accordingly, the Exchange filed a motion to dismiss this action on October 16, 2000. In a decision dated February 18, 2005, all federal claims against the Exchange were dismissed with prejudice and all state law claims against the Exchange were dismissed without prejudice. On September 18, 2006, a panel of the United States Court of Appeals for the Second Circuit affirmed the District Court’s February 18 Decision. On October 2, 2006, Klein filed a motion for rehearing with the suggestion for rehearing en banc insomuch as the panel affirmed the District Court’s dismissal for its CEA claims against NYBOT and certain affiliates. As of this time, the Second Circuit has not invited NYBOT or its affiliates to respond to Klein’s motion. On October 10, 2006, the Futures Industry Association (the “FIA”) filed a motion to submit an amicus curiae brief to the Second Circuit in support of Klein’s motion. On October 17, 2006, NYBOT filed a response in opposition to the FIA’s motion. As of this time, the Second Circuit has not decided the FIA’s motion.

On May 14, 2001, the Exchange and NYCC commenced an action (the “NYBOT Action”) in the United States District Court for the Southern District of New York (01 civ. 4071) against Klein. In this action, the Exchange and NYCC, as assignees of certain customers of Klein whose account balances were used to meet Klein’s regulatory

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

obligations to NYCC, are acting to recover those customer balances. On July 31, 2002, Klein filed an answer denying the allegations of the complaint and asserting, as counterclaims against the Exchange, NYCC and other affiliates of the Exchange, as well as officials of the Exchange, NYCC and/or such affiliates (who were named as additional counterclaim defendants), the same claims and causes of action that are asserted in the Klein Action. As discussed above, the Exchange believes that the counterclaims do not state a cause of action. Moreover, the Exchange believes that the essential facts supporting the Exchange’s case are undisputed. Accordingly, on August 30, 2002, the Exchange moved to dismiss the counterclaims and for judgment on the pleadings. In the same decision that dismissed the Klein Action, the Court dismissed all of Klein’s counterclaims against the Exchange, denied the Exchange’s motion for judgment on the pleadings and found that the Exchange’s complaint did not state a claim for relief which could be granted. However, the Court gave the Exchange leave to re-plead and on April 14, 2005 the Exchange filed an amended complaint which Klein subsequently moved to dismiss. Although fully briefed since August 5, 2005, Klein’s motion remains sub judice as of this date.

14. Government Grant

In November 2002, the Exchange entered into a ten-year agreement with the New York State Urban Development Corporation d/b/a Empire State Development Corporation (“ESDC”). As a result of the terrorist attacks on the World Trade Center on September 11, 2001, the ESDC, in cooperation with the New York City Economic Development Corporation d/b/a New York City Industrial Development Agency (“IDA”), determined that the Exchange was eligible for assistance under the World Trade Center Job Creation and Retention Program. In November 2002, the Exchange received a grant of $23,300,000 to be used for fixed asset acquisitions expected to be incurred in 2003 and beyond. The Exchange plans to record this grant in income ratably as the related expenses are incurred. Effective in 2004, the amortization of the grant was capped by the agreed upon schedule for potential recapture of the grant. The grant amortization was $1,747,500 in 2005 and $3,763,188 in 2004. The grant amortization in succeeding years is capped by that individual year’s recapture amount.

The following is a schedule of future grant amortization as of December 31, 2005:

Year ending December 31:
2006	$1,750,000
2007	1,750,000
2008	1,750,000
2009	1,750,000
Thereafter	6,980,002

$13,980,002

In connection with the grant, the Exchange committed to reestablish its business within the Liberty Zone for a period of ten years and to employ no fewer than 170 employees. In the event that the Exchange employment drops below 170 employees, a recapture provision would require the repayment of the grant at annually reduced values through the term of the agreement. The potential recapture amount of $23,300,000 at the start of the agreement will decrease each year in accordance with a defined schedule in the ten-year agreement. The deferred government grant may decrease each year based upon the depreciation in that year of assets funded by the grant, but the accumulated amortization of the grant must, at all times, be equal to or less than the cumulative reduction in the recapture amount. As of January 1, 2006, the potential recapture amount had decreased to $13,980,002. Based on its expectations as of December 31, 2005, the Exchange expects to meet this requirement and retain the entire amount.

Board of Trade of the City of New York, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Obligations in Respect of Cleared Contracts

NYCC assumes all of the rights and obligations of the buyer with respect to the clearing member representing the seller, and all of the rights and obligations of the seller with respect to the clearing member representing the buyer, under each futures contract and option it clears, after which the clearing members have no further rights and obligations with respect to each other under such futures contract or option. The rights and obligations of NYCC under any cleared futures contract or option continue in effect until the first to occur of: (a) the liquidation of such futures contract or option by the holder through an offsetting trade, (b) the exercise of any option (after which NYCC assumes the rights and obligations under the futures contract issued pursuant to such exercise), (c) final cash settlement of the futures contract, and (d) issuance of a delivery notice by NYCC to the receiver with respect to a futures contract of a deliverer.

NYCC marks all outstanding futures contracts and options to the market daily. Clearing members that experience net losses under outstanding futures contracts since the prior business day are required to pay NYCC the amount of those net losses in cash. Clearing members that experience net profits under outstanding futures contracts since the prior business day are entitled to be paid those net profits by NYCC in cash. The payments of profits and losses are known as “variation margin.” NYCC requires all clearing members to maintain on deposit with NYCC an amount to secure payment of such variation margin as may become owing by the clearing members, and such deposits are known as “original margin.”

A clearing member that is the buyer of an option must pay the premium to NYCC, which in turn pays the premium for each option to the clearing member that is the seller of an option. No variation margin is paid or collected with respect to options. However, clearing members are required to deposit with NYCC original margin with respect to options sold, and the required amount will increase or decrease each day to reflect losses or profits incurred on those options since the prior business day. No original margin is required with respect to options that have been bought.

Should a particular clearing member fail to deposit original margin, or to make a variation margin payment, when and as required, NYCC may liquidate its open positions and use its original margin and Guaranty Fund deposits to make up the amount owing. In the event that those deposits are not sufficient to pay that amount in full, NYCC may utilize the Guaranty Fund deposits of all clearing members for that purpose and, in addition, may assess all clearing members to meet any remaining shortfall.

Annex A

AGREEMENT AND PLAN OF MERGER

by and between

INTERCONTINENTALEXCHANGE INC.,

BOARD OF TRADE OF THE CITY OF NEW YORK, INC.

and

CFC ACQUISITION CO.

Dated as of September 14, 2006

-i-

-ii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 14, 2006, is by and among IntercontinentalExchange, Inc., a Delaware corporation (“ICE”), CFC Acquisition Co., a Delaware corporation (“Merger Sub“) and Board of Trade of the City of New York, Inc., a New York not-for-profit corporation (“NYBOT”).

RECITALS

WHEREAS, in accordance with and subject to the New York Not-For-Profit Corporation Law (the “N-PCL”) and the bylaws of NYBOT, all record owners of regular memberships in NYBOT other than NYBOT and its Subsidiaries (the “Members”) own (i) Equity Memberships (as defined under the bylaws and rules of NYBOT) (the “Membership Interests”) and (ii) Trading Rights (as hereinafter defined) associated with such Membership Interests;

WHEREAS, ICE desires to acquire all of the Membership Interests on the terms and subject to the conditions set forth in this Agreement and to leave certain Trading Rights outstanding and exercisable from and after the Effective Time through the Surviving Corporation (as hereinafter defined) on the terms and subject to the conditions set forth in the Bylaws and the Rules (as hereinafter defined);

WHEREAS, the Boards of Directors of ICE, Merger Sub and NYBOT have each determined that it is advisable and in the best interests of their respective members (in the case of NYBOT) and stockholders (in the case of ICE and Merger Sub) to consummate, and have approved, the business combination transaction provided for herein in which NYBOT would merge with and into Merger Sub and Merger Sub would continue to be a wholly owned subsidiary of ICE (the “Merger”);

WHEREAS, it is intended that, for United States federal income tax purposes, the Merger shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, each of ICE and NYBOT desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Formation of Surviving Corporation

1.1. Organization of the Surviving Corporation. The certificate of incorporation (the “Charter”) of Merger Sub (the “Surviving Corporation”) and the bylaws of the Surviving Corporation (the “Bylaws”) shall be substantially in the forms attached hereto as Exhibit A and Exhibit B, respectively. Promptly after the date hereof, and in any event prior to the mailing of the Proxy Statement/Prospectus to the Members, ICE and NYBOT shall cooperate to prepare a draft of the rules of the Surviving Corporation (the “Rules”); provided, however, that such draft Rules shall be identical to the rules of NYBOT as in effect as of the date of this Agreement with only such changes as are reasonably necessary to conform such Rules to the Bylaws and this Agreement and such other changes as the parties mutually agree. Notwithstanding the foregoing, ICE may (but shall not be required to) modify or amend the Charter, Bylaws and/or the Rules, subject to the restrictions contained in Article XVI of the Bylaws, in response to requirements imposed by, or comments received from, the Commodities Futures Trading Commission (“CFTC”) or its staff or any other governmental authority with lawful jurisdiction without the consent of

NYBOT after giving NYBOT notice of such proposed modification or amendment, unless, within five business days of receiving such notice, NYBOT notifies ICE that it has determined in good faith that the modifications or amendments are reasonably likely to have a material adverse effect on the Surviving Corporation.

1.2. Directors of the Surviving Corporation.

(a) From and after the Effective Time, each of the members of the Board of Directors of the Surviving Corporation shall be appointed by ICE, subject to compliance by ICE with all applicable legal, regulatory and listing requirements relating to the composition of the Surviving Corporation’s Board of Directors and subject to Section 1.2(b). Each such director shall remain in office until his or her successors are duly elected or appointed, as the case may be, and qualified in accordance with the Charter, the Bylaws and applicable Law or until his or her earlier death, resignation or removal in accordance with the Charter and the Bylaws.

(b) As of the Effective Time, ICE shall elect, as members of the Board of Directors of the Surviving Corporation, the individuals identified in Annex 1.2(b)(x). ICE shall take all requisite action to ensure that two of the individuals (determined in ICE’s discretion) identified in Annex 1.2(b)(y) (the “NYBOT Designees”) shall serve as members of the Board of Directors of the Surviving Corporation for one two-year term from and after the Effective Time.

(c) As of the Effective Time, ICE shall take all requisite action to ensure that four of the individuals (determined in ICE’s discretion) identified in Annex 1.2(b)(y) (the “Public Directors”) shall serve as members of the Board of Directors of the Surviving Corporation for four one-year terms from and after the Effective Time.

1.3. Officers of the Surviving Corporation. At the Effective Time, ICE shall cause the officers and directors of NYBOT immediately prior to the Effective Time (other than the Chief Executive Officer of NYBOT) to be the executive officers of the Surviving Corporation. The Chief Executive Officer of Merger Sub prior to the Effective Time shall become the Chief Executive Officer of the Surviving Corporation. Each officer of the Surviving Corporation shall remain in office until his or her successor is duly appointed in accordance with the Bylaws and applicable Law or until his or her earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

The Merger

2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, NYBOT shall be merged with and into the Surviving Corporation, and the separate corporate existence of NYBOT shall thereupon cease. The Surviving Corporation shall be the surviving entity in the Merger and shall continue its existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. After the Merger, the Surviving Corporation shall continue to be a wholly owned Subsidiary of ICE. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”) and the N-PCL.

2.2. Closing. Unless otherwise mutually agreed in writing between ICE and NYBOT, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 10:00 a.m. on the last business day (the “Closing Date”) of the week in which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another time, date or place is agreed to in writing.

2.3. Effective Time.

(a) As soon as practicable following the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VII, on the Closing Date, the parties shall file or deliver, as appropriate, the Certificates of Merger with or to the Secretary of State of Delaware and with the Department of State of New York in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the N-PCL and DGCL, as appropriate, and make all other filings or recordings required under the N-PCL and DGCL, as appropriate.

(b) The Merger shall become effective at (i) the date and time on which a certificate of merger relating to the Merger (the “Delaware Certificate of Merger”) is duly filed with the Secretary of State of Delaware as required to effect such merger and a certificate of merger relating to the Merger (the “New York Certificate of Merger” and, together with the Delaware Certificate of Merger, the “Certificates of Merger”) is duly filed by the Department of State of New York as required to effect such merger, or (ii) such subsequent time as ICE and NYBOT shall agree and as shall be specified in the Certificates of Merger (such time that the Merger shall become effective being the “Effective Time”).

ARTICLE III

Certificate of Incorporation and Bylaws of the Surviving Corporation

3.1. Certificate of Incorporation. The Charter as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended as provided therein or by applicable Law.

3.2. Bylaws. The parties hereto shall take all actions necessary so that the Bylaws in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (subject to any mutually agreeable changes to conform the terminology in the Bylaws and the Rules) until thereafter amended as provided therein or by applicable Law.

3.3. Rules. The parties hereto shall take all actions necessary so that the draft Rules as mutually agreed pursuant to Section 1.1 shall be the Rules until thereafter amended as provided in the Bylaws or by applicable Law.

ARTICLE IV

Effect of the Merger on Membership Interests and Capital Stock

4.1. Effect on Membership Interests. As a result of the Merger and without any action on the part of the holder of any Membership Interest:

(a) At the Effective Time, each Membership Interest issued and outstanding immediately prior to the Effective Time shall automatically be converted into and constitute the right to receive, at the election of the Member that is the holder of such Membership Interest as provided in and subject to the provisions of Section 4.3, either:

(i) (A) 17,025 shares of newly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of ICE (“ICE Common Stock”), plus (B) at the time and in the manner set forth in Section 4.7, the right to receive the Per Interest Excess Consideration (as hereinafter defined), if any, plus (C) the Per Interest Additional Stock Consideration (as hereinafter defined), if any (collectively, the “Stock Consideration”); or

(ii) (A) the right to receive an amount of cash equal to $1,074,719, plus (B) at the time and in the manner set forth in Section 4.7, the right to receive the Per Interest Excess Consideration (as hereinafter defined), if any, plus (C) the Per Interest Additional Cash Consideration (as hereinafter defined), if any (collectively, the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

(b) From and after the Effective Time, no Membership Interests shall remain outstanding, in treasury or authorized but unissued, and all Membership Interests shall be cancelled and retired and shall cease to exist. Each entry in the Member records of NYBOT formerly representing an issued and outstanding Membership Interest (a “Book Entry Interest”) shall thereafter represent only (i) the right to receive the Merger Consideration, (ii) the right, if any, to receive pursuant to Section 4.4(e) cash in lieu of fractional shares and (iii) the right to receive any distribution or dividend pursuant to Section 4.4(c), if any.

(c) Each right to execute trades in Commodity Contracts (as defined in NYBOT’s rules as of the date of this Agreement) on the Exchange (as defined in NYBOT’s rules as of the date of this Agreement), whether granted as a Trading Permit (as defined in NYBOT’s rules as of the date of this Agreement), belonging to a Membership Interest, a Lessee Member (as hereinafter defined), or as otherwise shall have been in existence (a “Trading Right”) shall be and become, automatically at the Effective Time, solely the right and privilege to trade futures, futures option contracts and similar instruments on the Exchange (as defined in the Rules) to the extent expressly provided for in, and subject to, the Bylaws and the Rules.

4.2. Effect on Surviving Corporation Common Stock. At the Effective Time, each share of Surviving Corporation common stock issued and outstanding immediately prior to the Effective Time (the “Surviving Corporation Common Stock“) shall remain outstanding and each certificate therefor shall continue to evidence one share of Surviving Corporation Common Stock.

4.3. Election Procedures.

(a) An election form and other appropriate and customary transmittal materials in such form as ICE and NYBOT shall mutually agree (the “Election Form”) shall be mailed on the same date as the Proxy Statement/Prospectus is mailed to the Members or on such other date as ICE and NYBOT shall mutually agree (the “Mailing Date”) to each Member as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”). Prior to the Mailing Date, ICE shall appoint, with the reasonable consent of NYBOT, a commercial bank or trust company, or a Subsidiary thereof, to act as paying and exchange agent under this Agreement (the “Exchange Agent”).

(b) Each Election Form shall (A) permit the Member to specify (i) the number of Membership Interests, or the percentage of any one or more Membership Interests, held by such Member with respect to which such Member elects to receive the Stock Consideration (“Stock Election Shares”), (ii) the number of Membership Interests, or the percentage of any one or more Membership Interests, held by such Member with respect to which such Member elects to receive the Cash Consideration (“Cash Election Shares”) and/or (iii) the number of Membership Interests, or the percentage of any one or more Membership Interests, held by such Member with respect to which such Member makes no election referred to in clause (i) or (ii) of this Section 4.3(b) (“No Election Shares”) and (B) indicate that a Member making an election under clause (A) of this paragraph (b) may do so only with respect to a whole Membership Interest or a percentage of a Membership Interest representing at least 10%, or any whole multiple of 10%, of any Membership Interest). Any Membership Interests with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m. on the fifth day before the NYBOT Members Meeting (or such other time and date as ICE and NYBOT may mutually agree) (the “Election Deadline”) shall also be deemed to be No Election Shares.

(c) ICE shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a Member between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and NYBOT shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if duly executed and delivered in accordance with the instructions thereto. Any Election Form may be revoked or changed by the person submitting such Election Form only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the Membership Interests represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither ICE nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e) Within ten business days after the Effective Time, ICE shall cause the Exchange Agent to effect the allocation among the Members of rights to receive ICE Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:

(i) Cash Oversubscribed. If the aggregate Cash Consideration that would otherwise be paid upon the conversion in the Merger of the Cash Election Shares (not taking into account any cash payable pursuant to Section 4.7 in connection with the Closing Cash Amount) plus any cash to be paid in lieu of fractional shares (the “Cash Outlay”) is greater than (A) $400 million minus (B) the Awarded Cash Consideration (the “Closing Aggregate Cash Consideration”), then:

(A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Stock Consideration,

(B) the Exchange Agent shall then determine, pro rata from among the Cash Election Shares, a sufficient percentage of Cash Election Shares to receive the Stock Consideration (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Closing Aggregate Cash Consideration, and all Stock Designated Shares shall be converted into the right to receive the Stock Consideration, and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Cash Consideration.

(ii) Cash Undersubscribed. If the Cash Outlay is less than the Closing Aggregate Cash Consideration, then:

(A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration,

(B) the Exchange Agent shall then determine first, pro rata from among the No Election Shares, and then (if necessary), pro rata from among the Stock Election Shares, a sufficient percentage of Stock Election Shares to receive the Cash Consideration (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Closing Aggregate Cash Consideration, and all Cash Designated Shares shall be converted into the right to receive the Cash Consideration, and

(C) the Stock Election Shares that are not Cash Designated Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Stock Consideration.

(iii) Cash Subscriptions Sufficient. If the Cash Outlay is equal or nearly equal (as determined by the Exchange Agent) to the Closing Aggregate Cash Consideration, then subparagraphs (A) and (B) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Stock Consideration.

(f) The pro ration process to be used by the Exchange Agent shall consist of such equitable pro ration processes as determined by ICE in accordance with this Agreement.

(g) Notwithstanding any other provision of this Agreement to the contrary, a sufficient number of Cash Election Shares may be converted into the right to receive Stock Consideration (including in connection with the Closing Cash Amount), but only to the extent necessary to secure the tax ruling required by Sections 7.2(c) and 7.3(c).

4.4. Exchange of Certificates.

(a) Exchange Agent. On or prior to the Effective Time, ICE shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of holders of record of Membership Interests as of immediately prior to the Effective Time, (i) an amount of cash sufficient to pay the Closing Aggregate Cash Consideration, and (ii) an amount of cash sufficient to be paid pursuant to Section 4.4(e) in respect of any cash in lieu of fractional shares of ICE Common Stock, in each case in exchange for outstanding Membership Interests upon delivery to the Exchange Agent of instructions regarding the transfer and cancellation of Book Entry Interests (the “Instructions”) (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. ICE shall cause appropriate transmittal materials, in such form as reasonably agreed upon by ICE and NYBOT, to be provided by the Exchange Agent to holders of record of Membership Interests as soon as practicable after the Effective Time advising such holders of the effectiveness of the Merger and the procedure for providing the Instructions to the Exchange Agent. Upon the delivery to the Exchange Agent of the Instructions, the holder of such Book Entry Interests shall be entitled to receive in exchange therefor (i) evidence in book entry form of the issuance of that number of whole shares of ICE Common Stock in respect of the aggregate Stock Consideration that such holder is entitled to receive pursuant to Section 4.1(a) and Section 4.3 (after taking into account all Membership Interests then held by such holder) and (ii) a check in the amount (after giving effect to any required Tax withholdings) equal to the sum of (x) any cash in lieu of fractional shares and (y) any cash in respect of the Cash Consideration (after taking into account all Membership Interests then held by such holder), and the Book Entry Interests which are the subject of such Instructions shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Book Entry Interests. In the event of a transfer of ownership of Membership Interests that is not registered in the transfer records of NYBOT, evidence in book entry form of the issuance of the proper number of shares of ICE Common Stock, together with a check for any cash to be paid upon the delivery to the Exchange Agent of the Instructions, may be issued and/or paid to such a transferee if written instructions authorizing the transfer of any Book Entry Interests are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any shares of ICE Common Stock are to be issued in a name other than that in which any Book Entry Interest is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of shares of ICE Common Stock in a name other than that of the registered holder of such Book Entry Interests, or shall establish to the satisfaction of ICE or the Exchange Agent that such Tax has been paid or is not applicable.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature.

As used in this Agreement, (i) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) includes all U.S. federal, state, local and foreign income, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with a Tax Authority relating to Taxes, and (iii) the term “Tax Authority” includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the IRS and any similar state or local revenue agency).

(c) Distributions with Respect to Unexchanged Shares; Voting.

(i) All shares of ICE Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by ICE in respect of ICE Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the ICE Common Stock shall be paid to any holder of any Book Entry Interests until the Instructions have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following delivery to the Exchange Agent of such Instructions, there shall be issued and/or paid to the holder of shares of ICE Common Stock issued in exchange for Membership Interests, without interest, (A) promptly after the time of such delivery of such Instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of ICE Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of ICE Common Stock with a record date after the Effective Time but with a payment date subsequent to such delivery.

(ii) Holders of Book Entry Interests in respect of which such Instructions have not been delivered shall be entitled to vote after the Effective Time at any meeting of ICE stockholders the number of whole shares of ICE Common Stock represented by such Book Entry Interests, regardless of whether such holders have delivered such Instructions to the Exchange Agent.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the Member records of the Surviving Corporation of the Membership Interests that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of ICE Common Stock will be issued and any holder of Membership Interests entitled to receive a fractional share of ICE Common Stock but for this Section 4.4(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of all holders of the aggregate fractional shares of ICE Common Stock that such holders otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the issuance of such fractional shares of ICE Common Stock would have otherwise occurred pursuant to the Instructions received by the Exchange Agent.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former Members of NYBOT for 180 days after the Effective Time shall be delivered to ICE. Any former Members of NYBOT who have not theretofore complied with this Article IV shall thereafter look only to ICE for delivery of evidence in book entry form of the issuance of shares of ICE Common Stock to such stockholders and payment of cash and any dividends and other distributions in respect of ICE Common Stock of such stockholders payable and/or issuable pursuant to Sections 4.1(a), 4.4(e) and 4.6 upon delivery to the Exchange Agent of the Instructions, without any interest thereon. Notwithstanding the foregoing, none of ICE, NYBOT, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Membership Interests for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) Affiliates. Notwithstanding anything herein to the contrary, Book Entry Interests in respect of which instructions for transfer and cancellation have been delivered to the Exchange Agent for exchange for the Merger Consideration by any Member that may be deemed to be an “affiliate” (as determined pursuant to Section 6.7 of this Agreement) of NYBOT shall not be exchanged until ICE has received an Affiliates Letter from such Person as provided in Section 6.7 of this Agreement.

4.5. Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding shares of ICE Common Stock or securities convertible or exchangeable into or exercisable for ICE Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, issuer tender or exchange offer, or other similar transaction, then the Merger Consideration shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration.

4.6. Bonus Pool.

(a) Prior to the Mailing Date, NYBOT shall deliver to ICE and the Exchange Agent, in writing, a schedule (the “Allocation Schedule”) setting forth an allocation of up to an aggregate amount in cash and up to an aggregate number of shares of ICE Common Stock, in each case as set forth on Annex 4.6, to certain directors and employees of NYBOT and its Subsidiaries (in the aggregate, the “Bonus Pool”). With respect to the Bonus Pool, the Allocation Schedule shall identify the full name and such other identifying information as ICE may reasonably request with respect to each of the directors and employees of NYBOT and its Subsidiaries that NYBOT desires to receive a portion of the Bonus Pool, together with details of the amount of cash (in the aggregate, the “Awarded Cash Consideration”) and number of shares of ICE Common Stock (in the aggregate, the “Awarded Share Number”) in the Bonus Pool to be provided to each such director and employee. If any of the Bonus Pool has not been allocated to such directors and employees of NYBOT, the amount of (i) any unallocated cash plus (ii) any unallocated shares of ICE Common Stock shall be allocated to the Members (the “Members’ Allocation”).

(b) ICE shall cause the Exchange Agent to include in the transmittal materials to be provided to Members pursuant to Section 4.4(b) a notice of the amount of the aggregate Members’ Allocation divided by the number of Membership Interests then issued and outstanding (the “Per Interest Additional Consideration”). The Per Interest Additional Consideration shall be payable to the Members in the relative proportions of cash and shares of ICE Common Stock in which such Member is entitled to receive the other Merger Consideration pursuant to Section 4.3, taking into account the Exchange Agent’s pro ration process pursuant to Section 4.3. The “Per Interest Additional Cash Consideration” means the cash portion of such Per Interest Additional Consideration. The “Per Interest Additional Stock Consideration” means the ICE Common Stock portion of such Per Interest Additional Consideration.

(c) Promptly after the Effective Time, ICE shall cause the Surviving Corporation to distribute the Awarded Cash Consideration and the Awarded Share Number to the directors and employees of NYBOT who are employed in such positions as of the Effective Time and who (other than those listed on Section 4.6(c) of the NYBOT Disclosure Letter) have executed a non-competition agreement in a form reasonably acceptable to ICE, substantially similar to ICE’s standard non-competition agreements and having the limits set forth on Section 4.6(c) of the NYBOT Disclosure Letter in accordance with the Allocation Schedule; provided, however, that in no event shall ICE be required to distribute the Awarded Cash Consideration or the Awarded Share Number to the extent such distribution would not be fully deductible by ICE, NYBOT or the Surviving Corporation under Section 162(m) or Section 280G of the Code and any such Awarded Cash Consideration or Awarded Share Number not so distributed shall be treated as Members’ Allocation and promptly paid to Members using the procedures set forth in Section 4.6(b) hereof.

4.7. Closing Cash Amount.

(a) Within 30 days after the Closing Date, ICE shall prepare a calculation (the “Calculation”) of the Closing Cash Amount. “Closing Cash Amount” means the aggregate working capital of NYBOT and its Subsidiaries, on a consolidated basis, as of the Closing Date, as determined applying the same principles, practices, methodologies and policies used in the preparation of the sample calculation set forth on Section 4.7(a) of the NYBOT Disclosure Letter.

(b) The Closing Cash Amount divided by the number of Membership Interests issued and outstanding as of the Effective Time shall be the “Per Interest Excess Consideration”.

(c) Promptly after ICE prepares the Calculation (and in any event within 30 days after the Closing Date), ICE shall pay, or cause to be paid, to the former Members of NYBOT, with respect to each

Membership Interest formerly held by each such Member, the Per Interest Excess Consideration in cash. Any amount payable pursuant to this Section 4.7(c) shall give effect to any required Tax withholdings. To the extent ICE elects to engage the Exchange Agent, or any other representative, in connection with the payments and issuances pursuant to this Section 4.7(c), Section 4.4 will apply mutatis mutandi to the extent reasonably applicable.

(d) Notwithstanding any other provision of this Agreement to the contrary, the Closing Cash Amount shall be payable in shares of ICE Common Stock (based on a price per share of ICE Common Stock determined based on the average closing price for the ten trading days ending on the business day immediately prior to the actual Closing Cash Amount payment date), but only to the extent necessary to cause the Merger to be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

(e) In the event that the Surviving Corporation, or its successors, assigns or Affiliates, receives any payment pursuant to Article 35 of the lease set forth on Section 4.7(e) of the NYBOT Disclosure Letter (the “Lease Payment”), ICE shall pay, or cause to be paid, to each holder of a NYBOT Membership (as defined in the Bylaws) existing as of the date of any such Lease Payment, an amount equal to 60% of such Lease Payment divided by the total number of such NYBOT Memberships. Any amount payable pursuant to this Section 4.7(e) shall give effect to any required Tax withholdings. To the extent ICE elects to engage any representative in connection with payments pursuant to this Section 4.7(e), Section 4.4 will apply mutatis mutandi to the extent reasonably applicable.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of NYBOT. Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to ICE by NYBOT on or prior to entering into this Agreement (the “NYBOT Disclosure Letter”), or in such other section or subsection of the NYBOT Disclosure Letter where the applicability of such exception is reasonably apparent, NYBOT hereby represents and warrants to ICE as set forth in this Section 5.1. The mere inclusion of any item in the NYBOT Disclosure Letter as an exception to a representation or warranty of NYBOT in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a NYBOT Material Adverse Effect or trigger any other materiality qualification.

(a) Organization, Good Standing and Qualification. NYBOT is a Type A not-for-profit corporation duly organized, validly existing and in good standing under the N-PCL. Each of NYBOT’s Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of NYBOT and its Subsidiaries has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a NYBOT Material Adverse Effect. NYBOT has made available to ICE a complete and correct copy of the NYBOT Organizational Documents and NYBOT Subsidiary Organizational Documents, in effect as of the date hereof. The NYBOT Organizational Documents and the NYBOT Subsidiary Organizational Documents so delivered are in full force and effect.

“NYBOT Organizational Documents” means the articles of incorporation, bylaws and rules of NYBOT.

“NYBOT Subsidiary Organizational Documents” means the certificates of incorporation, bylaws, rules and similar organizational documents of all Subsidiaries of NYBOT.

“NYBOT Material Adverse Effect” means a material adverse effect on (a) the business, results of operations or financial condition of (x) NYBOT and its Subsidiaries, taken as a whole, or (y) NYBOT Clearing Corporation, or (b) the ability of NYBOT to consummate the Merger in accordance with the terms of this Agreement prior to the Termination Date; provided, however, that the following shall not be considered in determining whether a NYBOT Material Adverse Effect has occurred: (A) any change or development in economic, business or commodities exchange conditions generally to the extent that such change or development does not affect NYBOT and its Subsidiaries, taken as a whole, or NYBOT Clearing Corporation, separately, in a materially disproportionate manner relative to other commodities exchanges; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; (C) any change or development to the extent proximately resulting from any action or omission by NYBOT or any of its Subsidiaries that is required by this Agreement; (D) the announcement, commencement or continuation of any war or armed hostilities or the occurrence of any act or acts of terrorism; or (E) any effect arising from or relating to any change in United States generally accepted accounting principles (“GAAP”) or any change in applicable laws, rules or regulations or the interpretation thereof.

“Subsidiary” means, with respect to any party, a Person of which at least a majority of the securities or ownership interests thereof having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.

(b) Memberships and Trading Rights.

(i) As of September 12, 2006, there are 967 issued and outstanding Membership Interests, all of which are held by Members. As of September 12, 2006, 292 of the Membership Interests have been leased by a “Lessor“ (as such term is defined in NYBOT’s rules) (such lessor, a “Lessor Member”) to a “Lessee” (as such term is defined in NYBOT’s rules) (such lessee, a “Lessee Member”) pursuant to a lease agreement (each, a “Membership Lease”). As of September 12, 2006, there are issued and outstanding 123 option trading permits, 483 FINEX trading permits and 125 FINEX European trading permits (the holders thereof, the “Trading Permit Holders”). Section 5.1(b)(i) of the NYBOT Disclosure Letter sets forth true and complete lists, as of September 12, 2006, of each of the following: all Members, Lessor Members, Lessee Members, Member Firms as defined in NYBOT’s rules in effect as of the date of this Agreement, Clearing Members (as hereinafter defined) and Trading Permit Holders (collectively, the “Members/Holders”). Except as set forth in the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, NYBOT and its Subsidiaries are not parties to any agreements with, and have not granted any rights to, waived any rights for the benefit of or taken any similar action with respect to, any Members/Holders. The only rights or entitlements of any Member/Holder with respect to NYBOT and its Subsidiaries are those rights and entitlements provided for in the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, respectively.

(ii) All of the outstanding Membership Interests in NYBOT have been duly authorized and are validly issued, fully paid and non-assessable. Section 5.1(b)(ii) of the NYBOT Disclosure Letter contains a correct and complete list of all Subsidiaries of NYBOT, and each jurisdiction where NYBOT and each of its Subsidiaries is organized and qualified to do business. Each of the outstanding shares of capital stock or other securities of each of the NYBOT’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by NYBOT or by a direct or indirect wholly owned Subsidiary of NYBOT, free and clear of any lien, pledge, security interest, claim or other encumbrance.

(iii) Except as set forth above, there are no preemptive or other outstanding rights, options, phantom equity, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate NYBOT or any of its Subsidiaries to issue or sell any Membership Interests or Trading Rights, shares of capital stock or other securities of NYBOT or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Membership Interests or other securities of NYBOT or any of its Subsidiaries, or Trading Rights, and no securities or obligations evidencing such rights are authorized, issued or outstanding. NYBOT does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Members or holders of any other equity interests in NYBOT on any matter. Except as set forth above, (i) there are no Trading Rights, similar permits or trading rights that will permit any Person to trade on NYBOT, the Surviving Corporation or any Affiliate of the Surviving Corporation outstanding and (ii) no Person, other than each Member, is entitled to any Merger Consideration. Except as set forth in the NYBOT Subsidiary Organizational Documents of NYBOT Clearing Corporation, no Person has any right to clear through NYBOT Clearing Corporation.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with that Person. As used in this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

(c) Corporate Authority.

(i) NYBOT has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby (including all actions by the Board of Directors of NYBOT set forth in clause (ii)(A) and (B) below), subject only to the adoption and approval of this Agreement by two-thirds of the votes cast by the Members entitled to vote thereon at a meeting at which a quorum is present (the “NYBOT Requisite Vote”). This Agreement is a valid and binding agreement of NYBOT, enforceable against NYBOT in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception (as hereinafter defined).

(ii) The Board of Directors of NYBOT: (A) has approved, adopted and declared advisable this Agreement and the other transactions contemplated hereby and (B) has received the opinion of its financial advisor, Houlihan Lokey Howard & Zukin, to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the Members, a copy of which opinion has been delivered to NYBOT.

(d) No Conflicts.

(i) (A) Neither the execution and delivery by NYBOT of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger and the other transactions herein contemplated by this Agreement will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which NYBOT or any of its Subsidiaries is a party or by which NYBOT or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to any required approval of the Merger by the CFTC, will such execution and delivery, compliance, performance or consummation (x) result in any breach or violation of, or a default under, the provisions of (i) the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, or (ii) any U.S. federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit (each, a “Law” and collectively “Laws”) or Permit applicable to it, or (y) to the knowledge of NYBOT, subject NYBOT or any Subsidiaries of NYBOT, ICE or any Subsidiaries of ICE, or any of their respective Affiliates, to any claim of, or any liability or obligation with respect to, any Member, any Lessee Member, any Trading Permit Holder or any Person having the right to clear through NYBOT Clearing

Corporation, other than as set forth in this Agreement, or to any penalty or sanction, in the case of clauses (A) and (B) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B)(x)(i) above), individually or in the aggregate, have not had and are not reasonably expected to have, a NYBOT Material Adverse Effect.

(ii) (A) Neither the implementation by the Surviving Corporation or any of its Affiliates of electronic trading after the Closing in accordance with the Bylaws nor the clearing by NYBOT Clearing Corporation of products of ICE and its Affiliates that are not currently cleared through NYBOT Clearing Corporation will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which NYBOT or any of its Subsidiaries is a party or by which NYBOT or any of its Subsidiaries or any of their respective assets is bound, and (B) nor, to the knowledge of NYBOT, will such implementation or clearing subject NYBOT or any Subsidiaries of NYBOT, ICE or any Subsidiaries of ICE, or any of their respective Affiliates, to any claim of, or any liability or obligation with respect to, any Member, any Lessee Member, any Trading Permit Holder or any Person having the right to clear through NYBOT Clearing Corporation, or to any penalty or sanction.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

(e) Governmental Approvals and Consents. Other than (i) the filings and/or notices under the HSR Act (as hereinafter defined), (ii) the filings, notices, approvals and/or consents to be obtained from the CFTC and under the Commodity Exchange Act, as amended, and (iii) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by NYBOT or any of its Subsidiaries with, or obtained by NYBOT or any of its Subsidiaries from, any Governmental Entity (as hereinafter defined) or Self-Regulatory Organization in connection with the execution and delivery by NYBOT of this Agreement, the performance by NYBOT of its obligations hereunder, and the consummation of the transactions contemplated hereby.

For purposes of this Agreement, “Self-Regulatory Organization” shall mean any U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, ECNs, insurance companies or agents, investment companies or investment advisers.

(f) NYBOT Reports; Financial Statements. NYBOT has made available to ICE its annual reports and proxy statements delivered to its Members since December 31, 2004 (collectively, the “NYBOT Reports”). Neither NYBOT nor any of its Subsidiaries files with any Governmental Entity or Self-Regulatory Organization any NYBOT Report. As of their respective dates (or if amended, as of the date of such amendment), the NYBOT Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. NYBOT has delivered to ICE true and complete copies of the audited consolidated financial statements of NYBOT for the fiscal year ended December 31, 2005 (the “NYBOT Audited Financial Statements”) and the unaudited consolidated financial statements of NYBOT for the six months ended June 30, 2006 (the “NYBOT Interim Financial Statements” and, together with the NYBOT Audited Financial Statements, the “NYBOT Financial Statements”). NYBOT has delivered to ICE a true and complete copy of the unaudited management report of NYBOT for the month ended July 31, 2006 (the “Management Report”). Each of the consolidated balance sheets included in the

NYBOT Financial Statements and the Management Report (including the related notes and schedules) fairly presents the consolidated financial position of NYBOT and its Subsidiaries as of its date and each of the consolidated statements of revenues, expenses, changes in members’ equity and cash flows included in the NYBOT Financial Statements and the Management Report (including any related notes and schedules) fairly presents the results of operations, members’ equity and cash flows, as the case may be, of NYBOT and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein. Except for liabilities and obligations incurred in the ordinary course of business since December 31, 2005, neither NYBOT nor any of its Subsidiaries has any liabilities or obligations of any nature required by GAAP to be set forth on a consolidated balance sheet of NYBOT or any of its Subsidiaries or in the notes thereto which, individually or in the aggregate, could reasonably be expected to have a NYBOT Material Adverse Effect. The NYBOT Financial Statements and the Management Report have been compiled from, and were prepared in accordance with, the books and records of NYBOT and its Affiliates. The books and records of NYBOT and its Affiliates are true, complete and correct in all material respects and have been maintained in accordance with sound business practices. NYBOT has designed and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reports and the preparation of annual financial statements for external purposes in accordance with GAAP.

(g) Absence of Certain Changes. Since December 31, 2005, NYBOT and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a NYBOT Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by NYBOT or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by NYBOT in financial accounting principles, practices or methods that is not required by GAAP. Since December 31, 2005, except as provided for herein, there has not been any increase in the compensation payable or that could become payable by NYBOT or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the NYBOT Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

(h) Compliance. The businesses of NYBOT and each of its Subsidiaries have been conducted in compliance in all material respects with all Laws and the applicable rules of any Self-Regulatory Organization. Neither NYBOT nor any of its Subsidiaries is in conflict with, or in default or violation of, any Contract to which NYBOT or any of its Subsidiaries is a party or by which NYBOT or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a NYBOT Material Adverse Effect. No investigation, review, audit or similar procedure by any Governmental Entity or any Self-Regulatory Organization with respect to NYBOT or any of its Subsidiaries is pending or, to the knowledge of NYBOT, threatened, nor has any Governmental Entity or any Self-Regulatory Organization indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a NYBOT Material Adverse Effect. Except as, individually or in the aggregate, is not reasonably expected to have a NYBOT Material Adverse Effect, (x) no material change is required in NYBOT’s or any of its Subsidiaries’ processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) NYBOT has not received any written notice or written communication of any noncompliance with any Laws and no Governmental Entity has otherwise identified any instance in which NYBOT or any of its Subsidiaries is or may be in violation of applicable Laws. Each of NYBOT and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities and Self-Regulatory Organizations necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a NYBOT Material Adverse Effect.

(i) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of NYBOT, threatened against NYBOT, any of its Subsidiaries or any of their respective directors or officers, or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of NYBOT, could result in any claims against, or obligations or liabilities of, NYBOT or any of its Affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a NYBOT Material Adverse Effect.

(j) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of NYBOT and its Subsidiaries (the “NYBOT Employees”) and current or former directors of NYBOT, in each case sponsored, maintained or contributed to by NYBOT or its Subsidiaries or with respect to which NYBOT or its Subsidiaries may have any liability, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “NYBOT Benefit Plans”) are listed in Section 5.1(j) of the NYBOT Disclosure Letter, and each NYBOT Benefit Plan which has received a favorable opinion letter or favorable determination letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified. True and complete copies of all NYBOT Benefit Plans, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any NYBOT Benefit Plans, and all amendments thereto, have been provided or made available to ICE.

(ii) All NYBOT Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, an “NYBOT Multiemployer Plan”) are in substantial compliance with ERISA and the Code and other applicable Laws. Each NYBOT Benefit Plan which is subject to ERISA (an “NYBOT ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (an “NYBOT Pension Plan”) intended to be qualified under Section 401(a) of the Code, either (A) has received a favorable determination letter from the IRS covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and NYBOT is not aware of any circumstances likely to result in the loss of the qualification of any such NYBOT Pension Plan under Section 401(a) of the Code, or (B) is entitled to rely upon an opinion letter issued to the sponsor of a prototype plan. Neither NYBOT nor any of its Subsidiaries has engaged in a transaction with respect to any NYBOT ERISA Plan that, assuming the Taxable period of such transaction expired as of the date hereof, could subject NYBOT or any Subsidiary to a material Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither NYBOT nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by NYBOT or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with NYBOT under Section 4001 of ERISA or Section 414 of the Code (a “NYBOT ERISA Affiliate”). NYBOT and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a NYBOT Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a NYBOT ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any NYBOT Pension Plan or by any NYBOT ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transaction contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code, including Section 412(m).

(iv) All contributions required to be made under each NYBOT Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each NYBOT Benefit Plan have been properly accrued and reflected in the NYBOT Financial Statements except for contributions that individually or in the aggregate would not be material. Neither any NYBOT Pension Plan nor any single-employer plan of a NYBOT ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no NYBOT ERISA Affiliate has an outstanding funding waiver. Neither any NYBOT Pension Plan nor any single-employer plan of a NYBOT ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any NYBOT Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither NYBOT nor any of its Subsidiaries has provided, or is required to provide, security to any NYBOT Pension Plan or to any single-employer plan of a NYBOT ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each NYBOT Pension Plan which is a single-employer plan, as of the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such NYBOT Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such NYBOT Pension Plan, and there has been no change in the financial condition, whether or not as a result of a change in the funding method, of such NYBOT Pension Plan since the last day of the most recent plan year that would reasonably be expected to have a NYBOT Material Adverse Effect.

(vi) As of the date hereof, there is no material pending or, to the knowledge of NYBOT threatened, litigation relating to NYBOT Benefit Plans. Neither NYBOT nor any of its Subsidiaries has any obligations for retiree health and life benefits under any NYBOT ERISA Plan or collective bargaining agreement (other than COBRA continuation coverage pursuant to applicable Law). NYBOT or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii) There has been no amendment to, announcement by NYBOT or any of its Subsidiaries relating to, or change in employee participation or coverage under, any NYBOT Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, Member approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any NYBOT Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the NYBOT Benefit Plans, (C) limit or restrict the right of NYBOT or, after the consummation of the Merger or any other transactions contemplated hereby, ICE or any of its Subsidiaries to merge, amend or terminate any of the NYBOT Benefit Plans or (D) result in payments under any of NYBOT Benefit Plans which would not be deductible under Section 280G of the Code.

(k) Tax Matters. Neither NYBOT nor any of its Affiliates has taken or agreed to take any action, nor, to the knowledge of NYBOT, does there exist any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a NYBOT Material Adverse Effect: (A) all Tax Returns that are required to be filed by NYBOT or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) all Taxes that are shown as due on such filed Tax Returns or that NYBOT or any of its Subsidiaries are obligated to withhold from amounts owing to any NYBOT Employee, creditor or third party have been timely paid, except with respect to matters for which adequate reserves have been established; (C) neither NYBOT nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (D) all Taxes due and payable by NYBOT or any of its Subsidiaries have been adequately provided for in the financial statements of NYBOT and its Subsidiaries for all periods ending through the date hereof (including the NYBOT Financial Statements) and, as of the date hereof, no material deficiency with respect to any Tax has been proposed, asserted or assessed against NYBOT or any of its Subsidiaries; (E) neither NYBOT nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement; and (F) none of NYBOT or any of its Subsidiaries has any liability for Taxes of any Person (other than NYBOT or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ii) No claim has been made by a Taxing Authority in a jurisdiction where NYBOT or any of its Subsidiaries does not file Tax Returns that NYBOT or any of its Subsidiaries is or may be subject to Taxation in that jurisdiction.

(iii) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to NYBOT or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(iv) None of NYBOT or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or similar provision of state, local or foreign Law), to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing Date;

(v) None of NYBOT or any Subsidiary has engaged in any transactions that is a “reportable transaction” for purposes of § 1.6011-4(b).

(vi) Neither the execution of this Agreement nor the consummation of the Merger or any other transactions contemplated by this Agreement, either alone or in conjunction with any other event, will result in any payment under any compensation plans or otherwise which alone or together with all other payments would constitute a “parachute payment” to any “disqualified individual” as those terms are defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(m) Labor Matters.

(i) There are no collective bargaining agreements binding on NYBOT or any of its Subsidiaries.

(ii) None of the NYBOT Employees is represented by a labor union, and, to the knowledge of NYBOT, no petition has been filed, nor has any proceeding been instituted by any NYBOT Employee or group of NYBOT Employees with any labor relations board or commission seeking recognition of a collective bargaining representative.

(iii) To the knowledge of NYBOT, (a) there is no organizational effort currently being made or threatened by or on behalf of any labor organization or trade union to organize any NYBOT Employees, and (b) no demand for recognition of any NYBOT Employees has been made by or on behalf of any labor organization or trade union in the past five (5) years.

(iv) There has been no pending or, to the knowledge of NYBOT, threatened employee strike, work stoppage, slowdown, picketing or material labor dispute with respect to any NYBOT Employees in the past five (5) years.

(v) NYBOT and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) are and for the past five years have been in compliance in all material respects with (i) all federal and state laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, immigration, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes, including but not limited to the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Equal Employment Opportunity Act of 1972, the Employee Retirement Income Security Act of 1974, the Equal Pay Act, the National Labor Relations Act, the Americans with Disabilities Act of 1990, the Vietnam Era Veterans Reemployment Act, and any and all similar applicable state and local laws; and (ii) all material applicable requirements of the Occupational Safety and Health Act of 1970 within the United States and comparable regulations and orders thereunder; and (b) are not, and for the past five years have not been, engaged in any unfair labor practice.

(vi) There is no charge pending or, to the knowledge of NYBOT, threatened before any court or agency alleging unlawful discrimination in employment practices or any unfair labor practice by NYBOT or any of its Subsidiaries.

(vii) During the preceding two years, (i) neither NYBOT nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with NYBOT or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility, and (iii) neither NYBOT nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.

(n) Insurance. All insurance policies maintained by NYBOT and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of NYBOT and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by NYBOT and its Subsidiaries during such time period, are in character and amount at least equivalent to industry standards for similar businesses, of a similar size, and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to NYBOT and its Subsidiaries. None of NYBOT or any of its Subsidiaries has received any notice of cancellation or termination with respect to any insurance policy of NYBOT or its Subsidiaries. The insurance policies of NYBOT and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under NYBOT’s directors’ and officers’ liability insurance policies since December 31, 2002, and, as of the date of this Agreement, no such claims are pending.

(o) Intellectual Property.

(i) For the purposes of this Agreement, (i) “Intellectual Property” means all inventions (whether patentable or not), discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including without limitation databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights; and (ii) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the businesses of NYBOT or any of its Subsidiaries as currently conducted.

(ii) Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, (A) NYBOT or at least one of its Subsidiaries is sole and exclusive owner of, is licensed under or otherwise possesses sufficient and legally enforceable rights to practice or otherwise use all Intellectual Property which is necessary to the operation of the business of NYBOT as currently conducted (the “NYBOT Intellectual Property”), (B) all such licenses and legally enforceable rights relating to the NYBOT Intellectual Property are freely transferable by NYBOT and its Subsidiaries without restriction; and (C) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Set forth on Section 5.1(o)(x) of the NYBOT Disclosure Letter is a true and correct list of all NYBOT Intellectual Property that is owned by NYBOT or any of its Subsidiaries. Set forth on Section 5.1(o)(y) of the NYBOT Disclosure Letter is a true and correct list of all NYBOT Intellectual Property that is not owned by, but is used by, NYBOT or any of its Subsidiaries under license, other than with respect to commercially available software products under standard end-user object code license agreements. Set forth on Section 5.1(o)(z) of the NYBOT Disclosure Letter is a true and correct list of all license agreements relating to the NYBOT Intellectual Property listed in Section 5.1(o)(y) of the NYBOT Disclosure Letter. Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect: (A) the NYBOT Intellectual Property owned by NYBOT and/or its Subsidiaries is valid, subsisting and enforceable, (B) NYBOT’s and/or its Subsidiaries’ ownership of and right to practice or otherwise use the NYBOT Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to practice or otherwise use any of the owned NYBOT Intellectual Property owned by NYBOT or its Subsidiaries, except pursuant to non-exclusive license grants made in writing by NYBOT. All material Contracts under which NYBOT or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to practice or otherwise use any NYBOT Intellectual Property (the “NYBOT Intellectual Property Contracts”) are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to the Bankruptcy and Equity Exception. Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, (A) no claim has been made that NYBOT or any of its Subsidiaries, or to the knowledge of NYBOT, another person, has breached or is otherwise in violation of any NYBOT Intellectual Property Contract and (B) NYBOT does not have knowledge of any unasserted claims that may be made that NYBOT or any of its Subsidiaries or another Person has breached or is otherwise in violation of any NYBOT Intellectual Property Contract.

(iii) There are no pending or, to the knowledge of NYBOT, threatened or unasserted claims by any Person alleging infringement, misappropriation or violation of any of such Person’s Intellectual Property, as a result of the use of any NYBOT Intellectual Property by NYBOT or its Subsidiaries, that are reasonably expected to have a NYBOT Material Adverse Effect. Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, to the knowledge of NYBOT, the conduct of the business of NYBOT and its Subsidiaries as currently conducted and the NYBOT Intellectual Property do not infringe upon, misappropriate or violate any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of NYBOT, the implementation of electronic trading on the Exchange and the clearing, from and after the Effective Time, of additional products by NYBOT Clearing Corporation that are not currently cleared by NYBOT Clearing Corporation would not infringe upon, misappropriate or violate any Intellectual Property rights or any other proprietary right of any Person to the extent such Intellectual Property right or other proprietary right is currently used by NYBOT or any of its Subsidiaries. To the knowledge of NYBOT, there is no unauthorized use, infringement, misappropriation or other violation of NYBOT Intellectual Property by any Person, including any Employee of NYBOT or any of its Subsidiaries, except as would not reasonably be likely to have a NYBOT Material Adverse Effect. NYBOT and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets, know-how and other non-public information owned by NYBOT or its Subsidiaries, or received from third Persons which NYBOT or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have a NYBOT Material Adverse Effect.

(iv) To the knowledge of NYBOT and except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by

NYBOT and its Subsidiaries in connection with the business of NYBOT as currently conducted. Each of NYBOT and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

(p) NYBOT Clearing Corporation. No clearing member of NYBOT Clearing Corporation (each, a “Clearing Member”) is currently in default under and, to NYBOT’s knowledge, there are no circumstances that would reasonably be expected to lead a Clearing Member of NYBOT Clearing Corporation to default on or otherwise fail to make any required payment to NYBOT Clearing Corporation under, any contract or obligation to NYBOT Clearing Corporation.

(q) Material Contracts.

(i) As of the date of this Agreement, neither NYBOT nor any of its Subsidiaries is a party to or bound by:

(A) any lease of real or personal property providing for annual rentals of $250,000 or more;

(B) any Contract that is reasonably likely to require either (x) annual payments to or from NYBOT and its Subsidiaries of more than $250,000 or (y) aggregate payments to or from NYBOT and its Subsidiaries of more than $250,000;

(C) other than with respect to any entity that is wholly-owned by NYBOT or any wholly-owned Subsidiary of NYBOT, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to NYBOT or any of its Subsidiaries or in which NYBOT owns any interest;

(D) any Contract (other than among direct or indirect wholly-owned Subsidiaries of NYBOT) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) (i) in excess of $100,000 or (ii) that would not be included in the calculation of the Closing Cash Amount pursuant to Section 4.7;

(E) any non-competition Contract or other Contract that (I) purports to limit in any material respect either the type of business in which NYBOT or its Subsidiaries (or, after the Effective Time, ICE or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including, without limitation, any Contract that purports to limit in any material respect NYBOT’s or its Subsidiaries’ ability to employ an electronic trading platform); (II) could require the disposition of any material assets or line of business of NYBOT or its Subsidiaries or, after the Effective Time, ICE or its Subsidiaries, (III) grants “most favored nation” status that, following the Merger, would apply to ICE and its Subsidiaries, including NYBOT and its Subsidiaries or (IV) prohibits or limits the right of NYBOT or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(F) any Contract to which NYBOT or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(G) any Contract providing for indemnification by NYBOT or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to NYBOT or any of its Subsidiaries and (y) entered into in the ordinary course of business;

(H) any Contract that contains a put, call or similar right pursuant to which NYBOT or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000; and

(I) any other (i) Contract or (ii) group of related Contracts with the same counterparty (or affiliates of the such counterparty) or entered into pursuant to a master agreement that, in each case, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, reasonably be expected to result in a NYBOT Material Adverse Effect (the Contracts described in clauses (A) – (I), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

(ii) A copy of each Material Contract has previously been delivered to ICE and each such Contract is a valid and binding agreement of NYBOT or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither NYBOT nor any of its Subsidiaries nor, to the knowledge of NYBOT, any other party thereto is in default or breach in any respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment.

(r) Brokers and Finders. None of NYBOT, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that NYBOT has employed Brown Brothers Harriman, Houlihan Lokey Howard & Zukin and Parthenon Group as its financial advisor, the arrangements with which have been disclosed in writing to ICE prior to the date hereof.

5.2. Representations and Warranties of ICE and Merger Sub. Except as disclosed in the ICE Reports or as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to NYBOT by ICE on or prior to entering into this Agreement (the “ICE Disclosure Letter”), or in such other section or subsection of the ICE Disclosure Letter where the applicability of such exception is reasonably apparent, ICE and Merger Sub hereby represent and warrant to NYBOT as set forth in this Section 5.2. The mere inclusion of any item in the ICE Disclosure Letter as an exception to a representation or warranty of ICE in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a ICE Material Adverse Effect or trigger any other materiality qualification.

(a) Organization, Good Standing and Qualification. Each of ICE and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of ICE and Merger Sub has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a ICE Material Adverse Effect. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

“ICE Material Adverse Effect” means a material adverse effect on (a) the business, results of operations or financial condition of ICE and its Subsidiaries, taken as a whole, or (b) the ability of ICE to consummate the Merger in accordance with the terms of this Agreement prior to the Termination Date; provided, however, that the following shall not be considered in determining whether a ICE Material Adverse Effect has occurred: (A) any change or development in economic, business or commodities markets conditions generally to the extent that such change or development does not affect ICE and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other commodities exchanges or trading markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; (C) any change or development to the extent proximately resulting from any action or omission by ICE or any of its Subsidiaries that is required by this Agreement; (D) the announcement, commencement or continuation of any war or armed hostilities or the occurrence of any act or acts of terrorism; or (E) any effect arising from or relating to any change in GAAP or any change in applicable laws, rules or regulations or the interpretation thereof.

(b) Capital Structure of ICE.

(i) The authorized capital stock of ICE consists of (i) 194,275,000 shares of ICE Common Stock, of which 57,005,020 shares are outstanding as of September 1, 2006, (ii) 80,725,000 shares of Class A common stock, par value $.01 per share (“ICE Class A Common Shares”), of which 3,211 shares are outstanding as of September 1, 2006, and (iii) 25,000,000 shares of Preferred Stock par value $.01 per share (the “ICE Preferred Shares”), of which no shares are outstanding as of the date hereof. All of the outstanding shares of ICE Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. ICE has no shares of ICE Common Stock, ICE Class A Common Shares or ICE Preferred Shares reserved for issuance, except that, as of June 30, 2006, there were 4,211,631 shares of ICE Common Stock reserved for issuance pursuant to the 2000 Stock Option Plan, there were 2,125,000 shares of ICE Common Stock reserved for issuance pursuant to the 2005 Equity Incentive Plan, there were 250,000 shares of ICE Common Stock reserved for issuance pursuant to the 2003 Restricted Stock Deferral Plan for Outside Directors and there were 1,475,000 shares of ICE Common Stock reserved for issuance pursuant to the 2004 Restricted Stock Plan. Each of the outstanding shares of capital stock or other equity interests of each of ICE’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by ICE or by a direct or indirect wholly owned Subsidiary of ICE, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate ICE or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of ICE or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of ICE Common Stock or other securities of ICE or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. ICE does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of ICE on any matter.

(ii) All shares of ICE Common Stock to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid and nonassessable and will not be in violation of any preemptive rights.

(iii) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.01 per share, all of which shares are issued and outstanding. ICE is the legal and beneficial owner of all of the issued and outstanding shares of Merger Sub. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

(c) Corporate Authority. Each of ICE and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of ICE and Merger Sub and the consummation by each of ICE and Merger Sub of the transactions contemplated hereby have been duly and validly approved by its Board of Directors and by ICE in its capacity as the sole stockholder of Merger Sub. This Agreement is a valid and binding agreement of each of ICE and Merger Sub enforceable against ICE in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(d) No Conflicts. Neither the execution and delivery by each of ICE and Merger Sub of this Agreement, the compliance by each of ICE and Merger Sub with all of the provisions of and the performance by each of ICE and Merger Sub of its obligations under this Agreement, nor the consummation of the Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which ICE or any of its Subsidiaries is a party or by which ICE or any of its Subsidiaries or any of their respective assets is bound, nor, subject to any required approval of the Merger by the CFTC, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the articles of incorporation or bylaws of ICE, or any Law applicable to it, except in each case for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a ICE Material Adverse Effect.

(e) Governmental Approvals and Consents. Other than (i) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), the Exchange Act and the Securities Act, (ii) the filings, notices, approvals and/or consents to be obtained from the CFTC and under the Commodity Exchange Act, as amended, and (iii) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by ICE or any of its Subsidiaries with, or obtained by ICE or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, domestic or foreign, other than ICE or any of its Subsidiaries (“Governmental Entity”), in connection with the execution and delivery by ICE of this Agreement, the performance by ICE of its obligations hereunder, and the consummation of the transactions contemplated hereby.

(f) ICE Reports; Financial Statements. ICE has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since December 31, 2005 (collectively, the “ICE Reports”). Each of the ICE Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the ICE Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the ICE Reports did not, and any ICE Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in the financial statements included in the ICE Reports (including the related notes and schedules) fairly presents the consolidated financial position of ICE and its Subsidiaries as of its date and each of the consolidated statements of income, retained earnings, and cash flows and of changes in financial position included in the financial statements included in the ICE Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings, members’ equity, cash flows and changes in financial position, as the case may be, of ICE and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein. Except for liabilities and obligations incurred in the ordinary course of business since December 31, 2005, neither ICE nor any of its Subsidiaries has any liabilities or obligations of any nature required by GAAP to be set forth on a consolidated balance sheet of ICE or any of its Subsidiaries or in the notes thereto which, individually or in the aggregate, could reasonably be expected to have a ICE Material Adverse Effect.

(g) Absence of Certain Changes. Since December 31, 2005, ICE and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a ICE Material Adverse Effect; or (ii) any change by ICE in financial accounting principles, practices or methods that is not required by GAAP.

(h) Compliance. The businesses of ICE and each of its Subsidiaries have been conducted in compliance in all material respects with all Laws and the applicable rules of any Self-Regulatory Organization. Neither ICE nor any of its Subsidiaries is in conflict with, or in default or violation of, any Contract to which ICE or any of its Subsidiaries is a party or by which ICE or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger. ICE is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(i) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of ICE, threatened against ICE, any of its Subsidiaries or any of their respective directors or officers or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of ICE, could result in any claims against, or obligations or liabilities of, ICE or any of its Affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a ICE Material Adverse Effect or would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger.

(j) Tax Matters. Neither ICE nor any of its Affiliates has taken or agreed to take any action, nor, to the knowledge of ICE, does there exist any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k) Brokers and Finders. None of ICE, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that ICE has employed Evercore Partners as its financial advisor.

ARTICLE VI

Covenants

6.1. Interim Operations. ICE and NYBOT each covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms (unless ICE (in the case of NYBOT) or NYBOT (in the case of ICE) shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or, in the case of NYBOT, except as otherwise set forth in Section 6.1 of the NYBOT Disclosure Letter or, in the case of ICE, except as otherwise set forth in Section 6.1 of the ICE Disclosure Letter):

(a) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with all Governmental Entities, Self-Regulatory Organizations, providers of order flow, customers, suppliers, distributors, creditors, lessors, Employees, business associates, Members and stockholders, as appropriate;

(b) it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any Membership Interests or capital stock, as appropriate, other than, in the case of ICE, dividends payable by direct or indirect wholly owned Subsidiaries of ICE to ICE or other direct or indirect wholly owned Subsidiaries of ICE and, in the case of NYBOT, dividends payable by direct or indirect wholly owned Subsidiaries of NYBOT to NYBOT or other direct or indirect wholly owned Subsidiaries of NYBOT;

(c) in the case of NYBOT, neither it nor its Subsidiaries shall:

(i) issue any new Membership Interests, other membership interests, capital stock or any securities convertible into or exchangeable or exercisable for any membership interests or shares of capital stock, Trading Rights, other trading permits or trading rights, or any lease rights;

(ii) sell, pledge, dispose of or encumber, split, combine or reclassify, or repurchase, redeem or acquire any outstanding Membership Interests, other membership interests, capital stock or any securities convertible into or exchangeable or exercisable for any membership interests or shares of capital stock, Permits, Trading Rights, other trading permits or trading rights, or any lease rights;

(iii) make any structural changes to NYBOT Clearing Corporation, agree to (other than in the ordinary course of business) list or clear any additional products or markets, change its risk policies or reduce its guaranty fund, liquidity or credit resources;

(iv) except as required by applicable Law or as set forth on Section 6.1(c)(iv) of the NYBOT Disclosure Letter, (A) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any NYBOT Benefit Plan, as the case may be, or any other arrangement that would be a NYBOT Benefit Plan if in effect on the date hereof, or (B) increase the salary, wage, bonus, pension, welfare, severance or other compensation of any employees or fringe benefits of any director, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except increases occurring in the ordinary and usual course of business consistent with past practice, or (C) provide for the grant of any stock option, restricted stock, restricted stock unit or other equity-related award, or (D) pay any change of control or severance benefits to any NYBOT director or Employee in connection with the Merger, or grant or provide for any severance, change in control or termination payments or benefits to any director, officer or employee of NYBOT or any of its Subsidiaries, or (E) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any NYBOT Benefit Plan, to the extent not already provided in the any such NYBOT Benefit Plan, or (F) change any actuarial or other assumptions used to calculate funding obligations with respect to the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) establish, adopt, enter into or amend any collective bargaining agreement or (H) terminate any officer, other than for cause, in which case NYBOT shall promptly notify ICE of such termination;

(v) except in the ordinary and usual course of business consistent with past practice, settle or compromise any material claims or litigation or modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

(vi) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other material property or assets (including membership interests or capital stock of any of its Subsidiaries);

(vii) incur additional material indebtedness or other liability or modify any material indebtedness or other liability or modify any material indebtedness or other liability other than in the ordinary course of business;

(viii) make or authorize or commit to any capital expenditures (other than under its current business plan as disclosed to ICE prior to the date of this Agreement), acquisitions or other types of non-ordinary-course transactions;

(ix) except for a platform license and service agreement with ICE, which shall provide that ICE shall license ICE’s electronic trading platform to NYBOT for a minimum period of 18 months from and after the date of this Agreement and that the costs of operation shall not exceed $3 million per year, and which shall contain such other commercially reasonable terms as mutually agreed by ICE and NYBOT as soon as reasonably practicable after the date of this Agreement (and in any event within 45 days after the date of this Agreement) (the “Platform License Agreement”), enter into any agreement to trade any products on an electronic trading platform or that would restrict NYBOT’s or its Subsidiaries’ ability to trade any product on an electronic trading platform; provided, however, if ICE and NYBOT are not able to reach agreement on the terms of the Platform License Agreement in accordance with the foregoing, NYBOT may, at its own expense, license an electronic trading platform from an alternate system vendor, provided that (A) such license agreement is terminable by NYBOT as of the Closing and (B) all costs associated with such license agreement from and after the Closing shall be deducted from the calculation of the Closing Cash Amount;

(x) change any material Tax election, change any material method of Tax accounting, file any materially amended Tax Return, or settle or compromise any material audit or proceeding relating to Taxes or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(xi) permit any change in its credit practices or accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in accounting principles, policies or practices shall be required by changes in GAAP;

(xii) enter into any “non-compete” or similar Contract that would restrict the business of the Surviving Corporation or any of its Affiliates following the Effective Time;

(xiii) except as permitted pursuant to Section 6.1(c)(iv) of the NYBOT Disclosure Letter, enter into any Contract between itself, on the one hand, or any of its Affiliates, employees, officers or directors, on the other hand;

(xiv) (A) amend or modify any of the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, except for rule amendments or modifications that are consistent with past practice, that are not material and that would not become Core Rights (as defined in the Bylaws) or (B) file with the CFTC any notice of such amendment or modification unless it shall simultaneously provide a written copy of such application to ICE; and

(xv) neither NYBOT nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Sections 6.1(c)(i) – (xiv) if NYBOT would be prohibited by the terms of Sections 6.1(c)(i) – (xiv) from doing the foregoing. Notwithstanding anything to the contrary in this Agreement, ICE shall have the right to agree to and to consummate any acquisitions of another Person, including by agreeing to issue equity interests in ICE to such Person.

(d) In the case of NYBOT, it shall, and shall cause its Subsidiaries to, preserve their respective existing regulatory status in all jurisdictions, and shall not make any material change to their respective regulatory status in any jurisdiction.

(e) Prior to making any written or oral communications to the directors, officers or employees of NYBOT or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, NYBOT shall provide ICE with a copy of the intended communication, ICE shall have a reasonable period of time to review and comment on the communication, and ICE and NYBOT shall cooperate in providing any such mutually agreeable communication

6.2. Acquisition Proposals.

(a) Without limitation on any of NYBOT’s other obligations under this Agreement, NYBOT agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of NYBOT, NYBOT Clearing Corporation or any NYBOT Subsidiary that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of NYBOT and its Subsidiaries, taken as a whole (NYBOT Clearing Corporation and each such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of NYBOT, or (B) 50% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 10% or more of any class of equity securities or voting power of NYBOT; (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NYBOT or any Major Subsidiary of NYBOT, in each case other than the transactions contemplated by this Agreement.

(b) Within two business days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that NYBOT reasonably believes could lead to an Acquisition Proposal for NYBOT, NYBOT shall provide the other party hereto with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, NYBOT shall provide ICE, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep ICE informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

(c) Notwithstanding anything in this Agreement to the contrary, NYBOT or its Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) effect a Change in NYBOT Recommendation prior to the receipt of the NYBOT Requisite Vote to the extent permitted to do so by Section 6.4(b), or (C) prior to the receipt of the NYBOT Requisite Vote, engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (B) above, it has received an unsolicited bona fide written Acquisition Proposal from a third party and its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (ii) in the case of clause (C) above, its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that there is a reasonable likelihood that such Acquisition Proposal would result in a Superior Proposal, (iii) in the case of clause (B) or (C) above, its Board of Directors, after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (iv) in the case of clause (C) above, prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board of Directors receives from such Person an executed confidentiality agreement with terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (v) in the case of clause (C) above, NYBOT is not then in material breach of its obligations under this Section 6.2. NYBOT shall, and shall cause its senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. NYBOT shall use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 6.2. Nothing in this Section 6.2 shall (x) permit NYBOT to terminate this Agreement (except as specifically provided in Article VIII hereof) or (y) affect any other obligation of NYBOT under this Agreement, except as otherwise expressly set forth in this Agreement. Prior to any termination of this Agreement, NYBOT shall not submit to the vote of its Members any Acquisition Proposal.

“Superior Proposal” means, with respect to NYBOT, a bona fide written Acquisition Proposal obtained not in breach of this Section 6.2 for or in respect of all of the outstanding voting power of and economic interest in the Membership Interests or any other capital stock of NYBOT or all of the assets of NYBOT and its Subsidiaries, on a consolidated basis, on terms that the Board of Directors of NYBOT in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, structural and other aspects of the Acquisition Proposal and this Agreement, and taking into account any improved terms that ICE has offered pursuant to Section 8.3 deemed relevant by such Board of Directors, including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal) are more favorable from a financial point of view to the Members of NYBOT than the Merger and the other transactions contemplated by this Agreement (after taking into account any such improved terms).

6.3. Preparation of Proxy Statements; Information Supplied.

(a) As promptly as reasonably practicable following the date hereof, ICE and NYBOT shall cooperate in preparing mutually acceptable proxy materials of NYBOT which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the NYBOT Members at the NYBOT Members Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and ICE shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of ICE Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “S-4 Registration Statement”). The Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the S-4 Registration Statement as ICE’s prospectus.

(b) Each of ICE and NYBOT shall use reasonable best efforts to have the S-4 Registration Statement declared effective by the SEC and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. ICE shall, as promptly as practicable after receipt thereof, provide NYBOT copies of any written comments and advise NYBOT of any oral comments received from the SEC with respect to the S-4 Registration Statement. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the S-4 Registration Statement prior to filing such with the SEC or providing such to the Members and will provide each other with a copy of all such filings made with the SEC or provided to the Members.

(c) Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the S-4 Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that NYBOT, in connection with a Change in the NYBOT Recommendation, may amend or supplement the Proxy Statement/Prospectus pursuant to a Qualifying Amendment to effect such a Change, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions to be accurately described. A “Qualifying Amendment” means an amendment or supplement to the Proxy Statement/Prospectus (including by incorporation by reference) to the extent that it contains (i) a Change in the NYBOT Recommendation, (ii) a statement of the reasons of the Board of Directors of NYBOT for making such Change in the NYBOT Recommendation and (iii) additional information reasonably related to the foregoing.

(d) NYBOT will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to NYBOT’s Members as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act.

(e) Each party will advise the other party, promptly after it receives notice thereof, of the time when the S-4 Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the ICE Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the S-4 Registration Statement.

(f) ICE and NYBOT each agrees, as to itself and its Subsidiaries, that none of the information, supplied or to be supplied by it or its Subsidiaries and solely to the extent that such information pertains to it, its Subsidiaries, Affiliates, directors, officers, stockholders or Members, for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing and at the time of the NYBOT Members Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. ICE will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time any information relating to ICE or NYBOT, or any of their respective Affiliates, officers or directors, should be discovered by ICE or NYBOT which should be set forth in an amendment or supplement to any of the S-4 Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the Members of NYBOT.

(g) ICE and NYBOT each shall use its reasonable best efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

6.4. Members’ Meeting. NYBOT will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its Members (the “NYBOT Members Meeting”) on a date determined in accordance with the mutual agreement of ICE and NYBOT (the “Meeting Date”), which date shall be as promptly as practicable (but in no event more than 35 calendar days) after the S-4 Registration Statement is declared effective, to consider and vote upon the adoption and approval of this Agreement. Subject to fiduciary obligations under applicable Law, the Board of Directors of NYBOT shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. Prior to the NYBOT Members Meeting, the Board of Directors of NYBOT may withhold, withdraw, qualify or modify its recommendation of the adoption or approval of this Agreement and the Merger if the Board of Directors of NYBOT determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law (a “Change in NYBOT Recommendation”); provided, however, that no Change in NYBOT Recommendation may be made until after at least 48 hours following ICE’s receipt of notice from NYBOT advising that management of NYBOT intends to recommend to the Board of Directors of NYBOT that it take such action and the basis therefor. In determining whether to make a NYBOT Change in Recommendation in response to a Superior Proposal or otherwise, the Board of Directors of NYBOT shall take into account any changes to the terms of this Agreement proposed by ICE and any other information provided by ICE in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4, including with respect to the notice period referred to in this Section 6.4. In the event of a Change in NYBOT Recommendation, NYBOT shall nevertheless submit this Agreement to its Members for adoption at the NYBOT Members Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the NYBOT Members Meeting.

6.5. Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) Reasonable Best Efforts; Regulatory Filings. ICE and NYBOT shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including all approvals and consents to be obtained from the CFTC) (collectively, “Consents”) necessary or advisable to be obtained from any third party and/or any Governmental Entity or Self-Regulatory Organization (if any) in order to consummate the transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 shall require, or be construed to require, ICE to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interests in any assets or businesses of ICE or any of its Affiliates (or to consent to any sale, or agreement to sell, by NYBOT or any of its Subsidiaries, of any of its assets or businesses), if such action would, individually or in the aggregate, reasonably be expected to result in a ICE Substantial Detriment. Subject to applicable Law and the instructions of any Governmental Entity, ICE and NYBOT shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by ICE or NYBOT, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions.

“ICE Substantial Detriment” means a material adverse effect on the business, results of operations or financial condition of ICE and its Subsidiaries, taken as a whole, or on the Surviving Corporation and its Subsidiaries, taken as a whole.

(b) Prior Review of Certain Information. Subject to applicable Laws relating to the sharing of information, ICE and NYBOT shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or written materials submitted to, any third party and/or any Governmental Entity and Self-Regulatory Organization in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement/Prospectus). ICE and NYBOT shall provide the other party with the opportunity to participate in any meeting with any Governmental Entity or any Self-Regulatory Organization in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(c) Furnishing of Information. ICE and NYBOT each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of ICE, NYBOT or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity or any Self-Regulatory Organization, ICE and NYBOT each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by ICE or NYBOT, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity and/or any Self-Regulatory Organization, with respect to such transactions and copies of any written claim or threatened claim by any Member or Trading Permit Holder with respect to such transactions.

6.6. Access. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, ICE and NYBOT each shall (and shall cause its

Subsidiaries to) afford the other’s officers, employees, counsel, accountants, consultants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by ICE or NYBOT; provided, further, that the foregoing shall not require ICE or NYBOT (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of ICE or NYBOT, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if ICE or NYBOT, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of ICE or NYBOT, as the case may be, or any of its Subsidiaries, or (iii) in the case of ICE, to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by ICE or any other regulatory activities that the Chief Regulatory Officer of ICE determines, in his or her sole discretion, is confidential and inappropriate to disclose to NYBOT. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of ICE or NYBOT, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7. Affiliates. Section 6.7 of the NYBOT Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed to be “affiliates” of NYBOT for purposes of Rule 145 under the Securities Act. Not less than 45 days prior to the Meeting Date, NYBOT shall update Section 6.7 of the NYBOT Disclosure Letter to add to such list the names of any other Person subsequently identified by NYBOT as a Person who may be deemed to be such an affiliate of NYBOT. NYBOT shall keep such list updated as necessary to reflect changes from the Meeting Date and shall use reasonable best efforts to cause each person identified on such list to deliver to ICE, not less than 30 days prior to the Effective Time, a customary “affiliates” letter, dated as of the Closing Date, in form and substance satisfactory to ICE and NYBOT (the “Affiliates Letter”).

6.8. Exchange Listing. ICE shall use its reasonable best efforts to cause the shares of ICE Common Stock to be issued in the Merger pursuant to Article IV of this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

6.9. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter ICE and NYBOT shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Notwithstanding the foregoing, without ICE’s prior written consent, unless otherwise required by applicable Law, NYBOT shall not, and shall not permit its Affiliates, agents or Representatives to, issue any press release or other written statement or, to the extent practical, otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement/Prospectus in accordance with the provisions of Section 6.3, neither ICE nor NYBOT shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

6.10. Employment and Benefit Levels.

(a) During the period commencing as of the Effective Time and ending on the second anniversary thereof, ICE shall provide, or cause to be provided, (i) to each Employee (as hereinafter defined), pension and welfare benefits under employee benefit plans that are no less favorable in the aggregate than those currently provided by NYBOT and its Subsidiaries to such Employee, and (ii) to each Employee, salary and the year end incentive payment corresponding to such Employee and listed on Schedule 6.10(a), that is no less favorable that that currently paid by NYBOT and its Subsidiaries to such Employee. ICE shall cause any of its and its Subsidiaries’ employee benefit plans in which the Employees are eligible to participate from and after the Effective Time pursuant to the foregoing sentence to take into account (i) for purposes of eligibility and vesting thereunder (but not for purposes of benefit accrual or to the extent it would result in a duplication of benefits), service by Employees as if such service were with ICE or its Subsidiaries, to the same extent such service was credited under a comparable plan of NYBOT or its Subsidiaries and (ii) any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of any employee benefit plan provided by NYBOT or its Subsidiaries that ends on the date such Employee’s participation in any corresponding plan provided by ICE begins to be taken into account under such corresponding ICE plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such corresponding plan provided by ICE. Notwithstanding the foregoing, nothing contained herein shall (1) be treated as an amendment of any particular NYBOT Benefit Plan, (2) obligate ICE, the Surviving Corporation or any of their Affiliates to (i) maintain any particular NYBOT Benefit Plan or (ii) retain the employment of any particular Employee or (3) give any third party any right to enforce the provisions of this Agreement.

(b) Prior to the Effective Time, if requested by ICE in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement of NYBOT and/or its Subsidiaries, NYBOT shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of ICE and its Subsidiaries shall commence participation therein following the Effective Time unless ICE or such Subsidiary explicitly authorizes such participation, (ii) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no persons who are not Employees may participate in such employee benefit plans and arrangements, and (iii) cause the NYBOT 401(k) Plan to be terminated effective immediately prior to the Effective Time.

(c) For purposes of this Section 6.10, “Employee” shall mean (i) any person who is employed by NYBOT and its Subsidiaries as of the Effective Time who is not a Member of NYBOT and (ii) those persons listed on Schedule 6.10(c).

6.11. Taxes. Subject to Section 6.2, neither NYBOT nor ICE shall take or cause to be taken any action, whether before or after the Effective Time, that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.12. Expenses. Subject to Sections 6.2 and 8.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed in connection with the Merger and (b) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement/Prospectus and the S-4 Registration Statement shall be shared equally by ICE and NYBOT. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transaction contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus and the S-4 Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

6.13. Indemnification. From and after the Effective Time, ICE shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NYBOT and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by NYBOT pursuant to NYBOT’s certificate of incorporation and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of NYBOT and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), and (ii) include and cause to be maintained in effect the Surviving Corporation’s (or any successor’s) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of NYBOT. Prior to the Effective Time, ICE shall purchase or permit NYBOT to purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by NYBOT; provided, however, that in no event shall ICE or NYBOT expend for such “tail” policy a premium amount in excess of $1,500,000. The obligations of ICE under this Section 6.13 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.13 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 6.13 applies shall be third party beneficiaries of this Section 6.13).

6.14. Other Actions by ICE and NYBOT.

(a) Takeover Statutes. If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of ICE and NYBOT and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. Prior to the Effective Time, ICE and NYBOT shall take all such steps as may be required to cause any dispositions of Membership Interests or acquisitions of ICE Common Stock resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ICE and NYBOT to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(c) Advice of Changes. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, (i) ICE shall promptly advise NYBOT of any change or event that it believes would or would reasonably be likely to cause or constitute a ICE Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.2(a) or 8.2(b) shall no longer be capable of satisfaction; and (ii) NYBOT shall promptly advise ICE of any change or event that it believes would or would reasonably be likely to cause or constitute a NYBOT Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.3(a) or 8.3(b) shall no longer be capable of satisfaction.

6.15. ICE Board of Directors. ICE shall, subject to applicable Law, use its best efforts to cause to be appointed to the Board of Directors of ICE immediately after the Effective Time two current members of the Board of Directors of NYBOT who are designated by NYBOT by notice in writing to ICE at least 10 business days prior to the Closing Date and who are reasonably acceptable to ICE; provided, that at least one such individual shall be “independent” within the meaning of the NYSE Listed Company Manual.

6.16. Clearing Organization.

(a) Effective as of the Closing Date, ICE shall cause to be amended the provisions of the bylaws of NYBOT Clearing Corporation with respect to the use of guaranty fund deposits and the issuance of assessments to the Clearing Members in the event of a “Monetary Default” (as such term is defined in such bylaws), to limit the application of such bylaw provisions, in the case of “Self Clearing Members” (as such term is defined in such bylaws) and Clearing Members that are only entitled to clear cotton contracts on the date this Agreement is executed by NYBOT, each of which Clearing Members, as of the date hereof, is identified in Section 6.16 of the NYBOT Disclosure Letter (the “Cotton Clearing Members”), to Monetary Defaults that involve a commodity contract that the applicable Clearing Member is entitled to clear with NYBOT Clearing Corporation, and to exclude Self Clearing Members and the Cotton Clearing Members from the application of such bylaw provisions in the case of Monetary Defaults that involve a commodity contract that the applicable Clearing Member is not entitled to clear with NYBOT Clearing Corporation.

(b) From and after the Closing, ICE shall not amend, or cause to be amended, the NYBOT Subsidiary Organizational Documents of NYBOT Clearing Corporation in effect as of the Closing in a manner that would be inconsistent with the Core Rights (as defined in the Bylaws) without the approvals that would be required pursuant to Article XVI of the Bylaws if the Surviving Corporation were the entity seeking to take such action, only to the extent such approvals would be required.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Member Approval. This Agreement shall have been duly adopted and approved by Members constituting the NYBOT Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of NYBOT.

(b) Exchange Listing. The shares of ICE Common Stock shall have been authorized for listing on the New York Stock Exchange (or if such listing is not approved or permitted, another national securities exchange), upon official notice of issuance.

(c) HSR Waiting Period. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(d) Requisite Approvals. Subject to the proviso set forth in Section 6.5(a), all Consents required to be obtained prior to the Effective Time by ICE, NYBOT or any of their respective Subsidiaries from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by ICE and NYBOT shall have been obtained (all such required Consents being referred herein as the “Requisite Regulatory Approvals”).

(e) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, determination, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), and no Governmental Entity shall have instituted any proceeding seeking any such Order, in each case if such Order would result in, or would be reasonably likely to result in, a ICE Substantial Detriment.

(f) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(g) Blue Sky Approvals. ICE shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

7.2. Conditions to Obligations of NYBOT. The obligation of NYBOT to effect the Merger is also subject to the satisfaction or waiver by NYBOT at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of ICE set forth in this Agreement that is qualified as to ICE Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of ICE set forth in this Agreement that is not qualified as to ICE Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an ICE Material Adverse Effect, (iii) each of the representations and warranties of ICE set forth in Sections 5.2(b) and 5.2(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), and (iv) NYBOT shall have received at the Closing a certificate signed on behalf of ICE by the Chief Executive Officer of ICE certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 7.2(a).

(b) Performance of Obligations of ICE. ICE shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and NYBOT shall have received a certificate signed on behalf of ICE by the Chief Executive Officer of ICE to such effect.

(c) Tax Ruling. NYBOT shall have received a private letter ruling from the Internal Revenue Service to the effect that (i) the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Members and holders of NYBOT Permits will not recognize gain in connection with the Merger other than with respect to any Cash Consideration they receive.

7.3. Conditions to Obligation of ICE. The obligation of ICE to effect the Merger is also subject to the satisfaction or waiver by ICE at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of NYBOT set forth in this Agreement that is qualified as to NYBOT Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of NYBOT set forth in this Agreement that is not qualified as to NYBOT Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a NYBOT Material Adverse Effect, (iii) each of the representations and warranties of NYBOT set forth in Sections 5.1(b), 5.1(c), 5.1(d), 5.1(e) and 5.1(f) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), and (iv) ICE shall have received at the Closing a certificate signed on behalf of NYBOT by the Chief Executive Officer of NYBOT certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 7.3(a).

(b) Performance of Obligations of NYBOT. NYBOT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and ICE shall have received a certificate signed on behalf of NYBOT by the Chief Executive Officer of NYBOT to such effect.

(c) Requisite Regulatory Approvals. All of the Requisite Regulatory Approvals that have been obtained shall have been obtained without the imposition of any term, condition or consequence the acceptance of which would be reasonably expected to result in a ICE Substantial Detriment.

(d) Tax Ruling. ICE shall have received a private letter ruling from the Internal Revenue Service (or a copy of a private letter ruling issued by the Internal Revenue Service to NYBOT and reasonably acceptable to ICE) to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the Members of NYBOT, referred to in Section 7.1(a), by mutual written consent of ICE and NYBOT by action of their respective Boards of Directors.

8.2. Termination by Either NYBOT or ICE. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either NYBOT or ICE if:

(a) the Merger shall not have been consummated by June 14, 2007 (such date, as it may be extended under the proviso below, the “Termination Date”), whether such date is before or after the date of the receipt of the NYBOT Requisite Vote; provided, however, that each of ICE and NYBOT shall have the right, in their respective sole discretion, to extend the Termination Date to September 14, 2007 if the only conditions set forth in Article VII that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) are the conditions set forth in Section 7.1 or the conditions set forth in Sections 7.2(c) and 7.3(d); provided, further, that no such right to extend the Termination Date may be exercised by either party if such party’s failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied;

(b) the NYBOT Requisite Vote required by Section 7.1(a) shall not have been obtained after a vote of the Members has been taken and completed at the NYBOT Members Meeting or at any adjournment or postponement thereof; or

(c) (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied such grant, whether orally or in writing, and such denial has become final, binding and non-appealable, (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by ICE stockholders or NYBOT Members) or (iii) any Governmental Entity which must grant a Requisite Regulatory Approval has conditioned such grant, whether orally or in writing, in a manner that ICE reasonably determines would be reasonably likely to result in a ICE Substantial Detriment, and such condition has become final, binding and non-appealable;

provided that (i) the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated; and (ii) the right to terminate this Agreement pursuant to clause (b) above shall not be available to NYBOT, if NYBOT has breached in any material respect its obligations under Section 6.4 of this Agreement in any manner that shall have proximately contributed to the NYBOT Members Meeting not having been held, or the vote of the Members contemplated by Section 6.4 not having been taken, by the Termination Date.

8.3. Termination by ICE. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by NYBOT Members referred to in Section 7.1(a), and, in either case, by action of the Board of Directors of ICE:

(a) if the Board of Directors of NYBOT shall have effected a Change in NYBOT Recommendation or failed to reconfirm its recommendation of this Agreement within seven business days after a written request by ICE to do so;

(b) if NYBOT shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 7.3(a) or 7.3(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after the date that written notice thereof is given by ICE to NYBOT; or

(c) if NYBOT or any of the other Persons described in Section 6.2 as Affiliates, agents or Representatives of NYBOT shall breach Section 6.2 in any material respect.

8.4. Termination by NYBOT. This Agreement may be terminated and the Merger may be abandoned at any time prior to (x) in the case of clause (a) below, the approval by NYBOT Members referred to in Section 7.1(a), and (y) in the case of clause (b) below, the Effective Time, whether, in the case of such clause (b), before or after the approval by NYBOT Members referred to in Section 7.1(a), and, in either case, by action of the Board of Directors of NYBOT:

(a) if (i) NYBOT is not in breach in any material respect of Section 6.2 or in breach in any material respect of any other terms of this Agreement, (ii) the Board of Directors of NYBOT authorizes NYBOT, subject to complying with the terms of this Agreement, to enter into a binding written agreement providing for a transaction that constitutes a Superior Proposal and NYBOT notifies ICE in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, which agreement shall include all of the material terms and conditions of such Superior Proposal, (iii) ICE does not make, within five business days of receipt of NYBOT’s written notification pursuant to clause (ii), an offer that the Board of Directors of NYBOT determines, in good faith after consultation with its financial advisors and outside legal counsel, would cause the transaction that is the subject of NYBOT’s written notification pursuant to clause (ii) above, in light of such offer, to no longer be a Superior Proposal and (iv) NYBOT shall have paid to ICE, in immediately available funds any fees required to be paid pursuant to Section 8.5; provided, however, that NYBOT agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the sixth business day after it has provided the notice to ICE required under clause (ii) above; and (y) to notify ICE promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification;

(b) if ICE shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 7.2(a) or 7.2(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after written notice thereof is given by NYBOT to ICE.

8.5. Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, that no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

(b) Termination Fee and Expense Reimbursement by NYBOT.

(i) In the event that this Agreement is terminated by NYBOT, pursuant to (A) Section 8.2(a) (Drop-Dead Date) and, at such time, ICE would have been permitted to terminate this Agreement pursuant to Section 8.3(a) (NYBOT Change in Recommendation), or (B) Section 8.4(a) (Superior Proposal Out), then NYBOT shall, prior to such termination, pay ICE a termination fee of $39 million (the “Termination Fee”) and shall reimburse ICE for its out-of-pocket expenses up to $5 million (the “Expense Reimbursement” and, together with the Termination Fee, the “Aggregate Break-Up Amount”), in each case by wire transfer of same day funds.

(ii) In the event that this Agreement is terminated by ICE pursuant to Section 8.3(a) (NYBOT Change in Recommendation), then NYBOT shall promptly, but in no event later than two days after the date of such termination, pay ICE the Aggregate Break-Up Amount by wire transfer of same day funds.

(iii) In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to NYBOT or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to NYBOT or any of its Subsidiaries and thereafter this Agreement is terminated:

(A) by either ICE or NYBOT pursuant to (x) Section 8.2(b) (NYBOT Requisite Vote) or (y) Section 8.2(a) (Drop Dead Date) and, at such time, the vote of the NYBOT Members to approve this Agreement has not been taken and the only condition set forth in Article VII that has not been satisfied (other than those conditions by their nature are to be satisfied at Closing) is the failure to have received the NYBOT Requisite Vote; or

(B) by ICE pursuant to Section 8.3(b) (NYBOT Breach of Covenant) or Section 8.3(c) (NYBOT Breach of Non-Solicit);

then, in each of cases (A) and (B), NYBOT shall promptly, but in no event later than two days after the date of such termination, pay the Expense Reimbursement to ICE and, if within 9 months of such termination (x) any Person (other than ICE) has acquired (or has entered into any Contract with NYBOT or any of its Subsidiaries providing for such acquisition), by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of or economic interest in the outstanding Membership Interests or other equity securities of NYBOT or a majority of the consolidated assets of NYBOT and its Subsidiaries, taken as a whole, or (y) there has been consummated a merger, consolidation or similar business combination between NYBOT and any Person (other than ICE) after which the NYBOT Members do not hold a majority of the voting power or economic interest in the surviving or successor company, then NYBOT shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay the Termination Fee to ICE, by wire transfer of same day funds.

(c) Interest. NYBOT acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ICE would not enter into this Agreement; accordingly, if NYBOT fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, ICE commences a suit that results in a judgment against NYBOT for the fee set forth in this Section 8.5 or any portion of such fee, NYBOT shall pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate plus 200 basis points in effect on the date such payment was required to be paid, from the date such payment was required through the date of payment.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of ICE and NYBOT contained in Section 6.8 (Exchange Listing) and Section 6.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX, the agreements of ICE and NYBOT contained in Section 6.12 (Expenses), Section 8.5 (Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Merger by NYBOT Members, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such Members or stockholders without such further approval.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

9.4. Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal Court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR

ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a) If to ICE, to:

IntercontinentalExchange, Inc.

2100 RiverEdge Parkway, Suite 500

Atlanta, GA 30328

Tel: (770) 857-4700

Fax: (770) 951-5481

Attention: General Counsel

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Tel: (212) 558-4000

Fax: (212) 558-3588

Attention: John Evangelakos, Esq.

(b) If to NYBOT, to:

Board of Trade of the City of New York, Inc.

One North End Avenue

World Financial Center

New York, NY 10282-1101

Tel: (212) 748-4000

Fax: (212) 748-4089

Attention: General Counsel

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

Tel: (212) 530-5735

Fax: (212) 822-5735

Attention: Roland Hlawaty, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the ICE Disclosure Letter, the NYBOT Disclosure Letter and the Confidentiality Agreement, dated March 31, 2006, between ICE and NYBOT (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8. No Third-Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs.

9.9. Transfer Taxes. Except as otherwise provided in Section 6.12, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the party upon which such Taxes are imposed.

9.10. Definitions. Each of the terms set forth in Annex A is defined on the page of this Agreement set forth opposite such term.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.12. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of ICE” shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit C. The term “knowledge of NYBOT” shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit D. The term “NYBOT” includes any entity that is treated as a predecessor of NYBOT or any of its Subsidiaries.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13. Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any purported assignment in violation of this Agreement shall be void.

[The next page is the signature page]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

INTERCONTINENTALEXCHANGE, INC.

By	/S/ JEFFREY C. SPRECHER
Name:	Jeffrey C. Sprecher
Title:	Chief Executive Officer

CFC ACQUISITION CO.

By	/S/ JEFFREY C. SPRECHER
Name:	Jeffrey C. Sprecher
Title:	Chief Executive Officer and President

BOARD OF TRADE OF THE CITY OF NEW YORK, INC.

By	/S/ C. HARRY FALK
Name:	C. Harry Falk
Title:	President and Chief Executive Officer

Signature Page for Merger Agreement

EXECUTION VERSION

FIRST AMENDMENT TO MERGER AGREEMENT

THIS FIRST AMENDMENT TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of October 30, 2006, by and among IntercontinentalExchange, Inc. (“ICE”), Board of Trade of the City of New York, Inc. (“NYBOT”) and CFC Acquisition Co. (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, ICE, NYBOT and Merger Sub are parties to that certain Merger Agreement dated as of September 14, 2006 (the “Agreement”); and

WHEREAS, ICE, NYBOT and Merger Sub desire to amend the Agreement, as hereinafter more particularly set forth;

NOW, THEREFORE, for and in consideration of the premises, the mutual covenants contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.     All capitalized terms used in this Amendment which are not otherwise defined herein are used with the same meaning attributed to such capitalized terms in the Agreement.

2.     The form of Bylaws referenced in Section 1.1 of the Agreement shall be replaced in its entirety by the form of Bylaws attached to this Amendment as Annex A.

3.     The second sentence of Section 1.3 of the Agreement is hereby amended and restated in its entirety as follows:

“The Chief Executive Officer or President, as the case may be, of Merger Sub prior to the Effective Time shall become the Chief Executive Officer or President, as the case may be, of the Surviving Corporation at the Effective Time.”

4.     Section 3.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Certificate of Incorporation. The Charter as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until duly amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be changed to Board of Trade of the City of New York, Inc.”

5.     Section 4.6(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Prior to the Mailing Date, NYBOT shall deliver to ICE and the Exchange Agent, in writing, a schedule (the “Allocation Schedule”) setting forth an allocation of up to an aggregate amount of consideration as set forth on Annex 4.6 to certain directors and employees of NYBOT and its Subsidiaries (in the aggregate, the “Bonus Pool”). With respect to the Bonus Pool, the Allocation Schedule shall identify the full name and such other identifying information as ICE may reasonably request with respect to each of the directors and employees of NYBOT and its Subsidiaries that NYBOT desires to receive a portion of the Bonus Pool, together with details of the amount of the Bonus Pool to be provided to each such director and employee. The Allocation Schedule shall also identify what portion of such amount shall be payable to each such director and employee in cash (in the aggregate, the “Awarded Cash Consideration”) and in shares of ICE Common Stock (in the aggregate, the “Awarded Share Number”). For such purpose, shares of ICE Common Stock shall be valued at $63.127 per share. If any of the Bonus Pool has not been allocated to such directors and employees of NYBOT, the amount of any unallocated consideration shall be allocated to the Members (the “Members’ Allocation”).”

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6.     Section 4.6(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) ICE shall cause the Exchange Agent to include in the transmittal materials to be provided to Members pursuant to Section 4.4(b) a notice of the amount of the aggregate Members’ Allocation divided by the number of Membership Interests then issued and outstanding (the “Per Interest Additional Consideration”). The Per Interest Additional Consideration shall be payable to the Members in the relative proportions of cash and shares of ICE Common Stock (valued at $63.127 per share) in which such Member is entitled to receive the other Merger Consideration pursuant to Section 4.3, taking into account the Exchange Agent’s proration process pursuant to Section 4.3. The “Per Interest Additional Cash Consideration” means the cash portion of such Per Interest Additional Consideration. The “Per Interest Additional Stock Consideration” means the ICE Common Stock portion of such Per Interest Additional Consideration.”

7.     Section 4.6(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Promptly after the Effective Time, ICE shall cause the Surviving Corporation to distribute the Awarded Cash Consideration and the Awarded Share Number to the directors and employees of NYBOT who are employed in such positions as of the Effective Time and who (other than those listed on Section 4.6(c) of the NYBOT Disclosure Letter) have executed a non-competition agreement, in a form reasonably acceptable to ICE, substantially similar to ICE’s standard non-competition agreements and having the limits set forth on Section 4.6(c) of the NYBOT Disclosure Letter in accordance with the Allocation Schedule, and, if requested by ICE, a consulting agreement with ICE and the Surviving Corporation in a form mutually agreed by such director or employee and ICE; provided, however, that in no event shall ICE be required to distribute the Awarded Cash Consideration or the Awarded Share Number to the extent such distribution would not be fully deductible by ICE, NYBOT or the Surviving Corporation under Section 162(m) or Section 280G of the Code and any such Awarded Cash Consideration or Awarded Share Number not so distributed shall be treated as Members’ Allocation and promptly paid to Members using the procedures set forth in Section 4.6(b) hereof.”

8.     The term “45 days” in the parenthetical in Section 6.1(c)(ix) of the Agreement is hereby replaced by the term “60 days”.

9.     Annex 4.6 to the Agreement is hereby amended and restated in its entirety as follows:

“Bonus Pool Caps

Aggregate Amount (whether paid in cash or in shares of ICE Common Stock valued at $63.127 per share,

or a combination thereof): $10,747,183.66”

10.     This Amendment may be executed in two or more separate counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.     Except as expressly set forth herein, the parties make no other amendment, alteration or modification of the Agreement nor do they, nor does any of them, by executing this Amendment, waive any provision of the Agreement or any right that they or it may have thereunder. Except as expressly set forth herein, the Agreement shall otherwise remain in full force and effect.

[The next page is the signature page]

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BOARD OF TRADE OF THE CITY OF NEW YORK, INC.

By	/S/ C. HARRY FALK

	Name:	C. Harry Falk
	Title:	President & CEO

INTERCONTINENTALEXCHANGE, INC.

By	/S/ JEFFREY C. SPRECHER

	Name:	Jeffrey C. Sprecher
	Title:	Chief Executive Officer

CFC ACQUISITION CO.

By	/S/ JEFFREY C. SPRECHER

	Name:	Jeffrey C. Sprecher
	Title:	Chief Executive Officer

Signature Page for First Amendment

ANNEX A

FORM OF BYLAWS

(SEE ANNEX C TO THIS PROSPECTUS/PROXY STATEMENT)

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CFC ACQUISITION CO.

FIRST. The name of the corporation is CFC Acquisition Co.

SECOND. The address of the corporation’s registered office in the State of Delaware, County of New Castle, is 1209 Orange Street, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares which the corporation shall have authority to issue is 100 shares of Common Stock, and the par value of each of such shares is $0.01.

FIFTH. The name and mailing address of the incorporator is Andrew J. Surdykowski, 2100 River Edge Parkway, Suite 500, Atlanta, Georgia 30328.

SIXTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation in accordance with the terms of such bylaws.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The number of directors of the corporation shall be fixed by, or in the manner provided in, the bylaws of the corporation.

NINTH. Any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

TENTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article TENTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

ELEVENTH. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that the corporation shall not make any indemnification in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in this Article ELEVENTH, or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Any indemnification under this Article ELEVENTH (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in this Article ELEVENTH. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article ELEVENTH. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents shall be paid upon such terms and conditions, if any, as the corporation deems appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article ELEVENTH shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The rights provided to any person by this Article ELEVENTH shall be enforceable against the corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer, employee or agent as provided above. No amendment of this Article ELEVENTH shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this Article ELEVENTH, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees and agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article ELEVENTH with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued; reference to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; references to “serving at the request of the corporation” shall include any service as a

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director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; references to “agents” shall include any member of any Trade Committee or Exchange Committee; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Article ELEVENTH. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article ELEVENTH shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

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IN WITNESS WHEREOF, I have signed this certificate of incorporation this [•] day of [•].

By:
Name:
Title:

Signature Page for Certificate of Incorporation

Annex C

FORM OF

BYLAWS

OF

BOARD OF TRADE OF THE CITY OF NEW YORK, INC.

ADOPTED EFFECTIVE [•], 2006

ARTICLE I

DEFINITIONS; INTERPRETATION; ANNEXES AND SCHEDULES

Section 1.1 Capitalized terms used but not defined herein shall have their respective meanings set forth in Annex D.

Section 1.2 Any reference in these Bylaws to the Delaware General Corporation Law shall be to the Delaware General Corporation Law as it now exists or as it may hereafter be amended.

Section 1.3 The Annexes hereto (and any Schedules thereto) are hereby incorporated by reference into, and shall be deemed to be part of, these Bylaws.

Section 1.4 To the extent that there is any conflict or inconsistency between the Bylaws and the Rules, the Bylaws shall control.

ARTICLE II

OFFICES

Section 2.1 The registered office of Board of Trade of the City of New York, Inc. (the “Corporation” or “NYBOT”) shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

ARTICLE III

MEETINGS OF STOCKHOLDERS

Section 3.1 Annual Meetings.

(a) Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect the Board of Directors and transact such other business as may properly be brought before the meeting.

(b) Notice of the annual meeting stating the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 3.2 Special Meetings.

(a) Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), may be called at any time by the Board of Directors, the Chairman of the Board, if any, or the Chief Executive

Officer, or by the Secretary upon the written request of holders of common stock representing in the aggregate at least 50% of the shares of common stock outstanding at such time. Such request shall state the purpose or purposes of the proposed meeting. At any special meeting, only such business may be transacted which is related to the purpose or purposes set forth in the notice of such special meeting given pursuant to Section 3.2(b) of these Bylaws.

(b) Notice of a special meeting stating the place, if any, date and hour of the meeting and the purpose or purposes for which the meeting is called, and the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 3.3 Stockholder List. At the written request of any stockholder, the Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 3.4 Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation or these Bylaws. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders. The stockholders present in person or by proxy and entitled to vote may, by a majority of the votes cast, adjourn the meeting despite the absence of a quorum.

Section 3.5 Adjournment. Any meeting of stockholders, annual or special, may be adjourned from time to time in accordance with Section 3.6 hereof, to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place thereof, and the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in conformity with the requirements of these Bylaws.

Section 3.6 Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the Chief Executive Officer, or in the absence of the Chief Executive Officer by a Vice President, or in the absence of the foregoing persons by a Chairman designated by the Board of Directors, or in the absence of such designation by a Chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the Chairman of the meeting may appoint any person to act as Secretary of the meeting. The order of business at each such meeting shall be as determined by the Chairman of the meeting. The Chairman of the meeting shall have the right, power and authority to adjourn a meeting of stockholders for a reasonable period of time to another place, if any, date and time, and to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting and are not inconsistent with any rules, regulations or procedures adopted by the Board of Directors pursuant to

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the provisions of the Certificate of Incorporation, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls for each item upon which a vote is to be taken.

Section 3.7 Vote; Proxies. Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another Person or Persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or represented by proxy at such meeting shall so determine. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise provided by law or by the Certificate of Incorporation or these Bylaws.

Section 3.8 Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, or delegate the task of fixing a record date to a committee consisting of one or more directors of the Corporation, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered

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mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of shares of capital stock of the Corporation (“Shares”), or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 3.9 Action by Written Consent. Unless otherwise provided in the Certificate of Incorporation or by law, whenever stockholders are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in this Section 3.9.

ARTICLE IV

DIRECTORS

Section 4.1 Number; Election; Qualifications.

(a) Until [•] (the “Two-Year Anniversary”), the number of directors constituting the entire Board of Directors shall be nine, consisting of the Chief Executive Officer of IntercontinentalExchange, Inc. or any successor to, or successor owner of, IntercontinentalExchange, Inc. (“ICE”), the Chief Financial Officer of ICE, the Chief Executive Officer or the President of the Corporation, the two NYBOT Designees (as hereinafter defined) and four representatives who are not Trading Members of the Exchange and qualify as Public Directors, and acting by a majority vote of the total number of directors.1 After the Two-Year Anniversary, the number of directors shall be the number, not less than three, fixed from time to time by the Board of Directors, acting by a majority vote of the total number of directors which the Corporation would have, prior to any increase or decrease, determined as if there were no vacancies, provided, that no decrease shall shorten the term of any incumbent director; and provided, further, that until [•] (the “Four-Year Anniversary”), the Board of Directors shall consist of at least four Public Directors.

(b) Each director shall be elected by the stockholders at their annual meeting; provided, however, that the NYBOT Designees shall not be required to be elected at any such annual meeting until after the Two-Year Anniversary. Each initial Public Director shall hold office for four (4) consecutive one (1) year terms from the Effective Date and shall be reelected by ICE at each annual meeting called for such purpose

[1]	The initial composition of the board is being set forth in the Merger Agreement. The initial board will be comprised of Jeff Sprecher, Richard Spencer, a CEO or President appointed by ICE, two NYBOT Designees (one of whom shall be the Chairman) and four representatives who are not Members of the Exchange and who meet the definition of “Public Directors” under present CFTC proposals. Such NYBOT Designees and representatives will be selected in accordance with the terms of the Merger Agreement.

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if such Public Director is nominated by a majority of the other Public Directors; provided, that if ICE fails to elect any such Public Director for any reason, such Public Director shall continue in office as provided in the immediately succeeding sentence. Each director shall hold office until the next election, and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any director may resign at any time upon written notice or by electronic transmission given to the Board of Directors or to the Chief Executive Officer or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective.

(c) Directors need not be stockholders.

(d) Notwithstanding anything to the contrary set forth herein, no director who is a NYBOT Designee may be removed solely because he or she fails to qualify as a Public Director. In the event applicable CFTC rules or other requirements require that additional directors of the Corporation qualify as Public Directors, the Board of Directors, after consultation with the Public Directors, shall cause the Corporation to take all necessary actions to increase the size of the Board of Directors by such number of Public Directors as is necessary to satisfy then applicable laws or CFTC rules or requirements relating to the independence of directors.

Section 4.2 Vacancies. Any vacancies resulting from death, resignation, disqualification, removal or other cause, and newly created directorships resulting from any increase in the authorized number of directors or from any other cause, shall be filled by, and only by, directors then in office, even if less than a quorum, or by the sole remaining director; provided, however, that until the Four-Year Anniversary (with respect to the Public Directors) and the Two-Year Anniversary (with respect to the NYBOT Designees), (i) any vacancy in a directorship most recently held by either of [            ] or [            ] (each, a “NYBOT Designee”) shall be filled by, and only by, an individual nominated by the remaining NYBOT Designee, if then holding office (and in the event there is no remaining NYBOT Designee, the directors then in office shall fill each such vacancy by selecting an individual from Annex E) and (ii) any vacancy in a directorship most recently held by one of the four Public Directors shall be filled by, and only by, an individual appointed by the remaining Public Directors then holding office and approved by ICE (such approval not to be unreasonably withheld); provided, further, however, that if the directorship then vacated was held by a NYBOT Designee that qualified as a Public Director, his or her successor must qualify as a Public Director. In the event that there is a vacancy in a directorship required to be held by one of the two NYBOT Designees, the remaining NYBOT Designee or, in the event there is no remaining NYBOT Designee, the directors then in office, shall act to ensure that such vacancy is filled promptly (and in any event within two weeks of the occurrence of such vacancy). In the event there is a vacancy in a directorship most recently held by one of the Public Directors, the Public Directors then holding office and ICE shall act to ensure that such vacancy is filled promptly (and in any event within two weeks of the occurrence of such vacancy). If any such vacancy is not filled within such two week period, the stockholders may fill such seat with a Person who would qualify as a NYBOT Designee or a Public Director, as the case may be. Prior to the Two-Year Anniversary, the stockholders shall not remove any NYBOT Designee from the Board of Directors without cause. Prior to the Four-Year Anniversary, the stockholders shall not remove any Public Director from the Board of Directors without cause. If the Board of Directors fails to adopt and approve fees or charges for a Commodity Contract proposed by ICE (provided that such proposed fees or charges do not violate Section 4(b) of Annex A or Section 4 of Annex B) or fails to approve any bona fide market maker programs that are consistent with standard industry practices, the stockholders shall have the right to remove for cause any director who has not voted to adopt and approve such proposed fees or charges, or market maker programs (including, in any such case, any director who abstains from a vote to adopt and approve such proposed fees and charges, or market maker programs). Any director elected or appointed to fill a vacancy or a newly created directorship shall hold office until the next annual election and until his or her successor is duly elected and shall qualify, or until his or her earlier resignation or removal.

Section 4.3 Authority. The business of the Corporation shall be managed by or under the direction of its Board of Directors.

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Section 4.4 Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

(a) Regular meetings of the Board of Directors may be held at such time and at such place as shall from time to time be determined by the Board of Directors and publicized among all directors, and if so determined and publicized, notice thereof need not be given.

(b) Special meetings of the Board of Directors may be called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the Chief Executive Officer or by any two directors on reasonable notice to each director either personally or by mail, e-mail or facsimile, which notice, with respect to each director, may be waived in writing by such director.

Section 4.5 Quorum. At each meeting of the Board of Directors, a majority of the total number of directors fixed hereby (including any vacancies) shall constitute a quorum. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number. In case at any meeting of the Board of Directors a quorum shall not be present, the members of the Board of Directors present may adjourn the meeting from time to time until a quorum shall be present.

Section 4.6 Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the Chief Executive Officer, or in their absence by a Chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

Section 4.7 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all of the members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or transmission or transmissions are filed with the minutes of the Corporation. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.8 Participation in Meetings by Means of Remote Communication. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1 Composition. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Section 5.2 Scope of Authority. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management

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of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that require it; but no such committee shall have such power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval; and (b) adopting, amending or repealing any provision of these Bylaws.

Section 5.3 Organization. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article IV of these Bylaws.

ARTICLE VI

COMPENSATION OF DIRECTORS

Section 6.1 Any action taken by the Board of Directors or any committee thereof with respect to the compensation and benefits of directors of the Corporation shall be approved by the stockholders.

ARTICLE VII

TRADING RIGHTS; ELECTRONIC TRADING; TRADE COMMITTEES;

EXCHANGE COMMITTEES

Section 7.1 In connection with issuing rights with respect to certain matters regarding the trading of Commodity Contracts on the Exchange, the Corporation shall comply with the requirements set forth in Annex A.

Section 7.2 In connection with conducting, or arranging for the conduct, of electronic trading on the Exchange, the Corporation shall comply with the requirements of Annex B.

Section 7.3 The Corporation shall have certain Trade Committees (as defined in Annex C), the authority of, procedures governing and duration of which shall be as set forth in Annex C. No Trade Committee, or member thereof, in his or her capacity as such, shall have the authority to bind the Corporation. Each Trade Committee shall have only such authority as is expressly granted to such Trade Committee by these Bylaws or by the Board of Directors. The Trade Committees shall not be deemed to be committees of the Board of Directors. No term or condition of any Commodity Contract involving a Core Product may be adopted, altered, repealed or amended without the approval of a majority of the members of the applicable Trade Committee.

Section 7.4 The Exchange shall have such committees (“Exchange Committees”) as are provided for in the Rules or as the Board of Directors shall appoint from time to time. Subject to the limitations provided in these Bylaws, including the Annexes hereto, on the authority and power of Trade Committees, Exchange Committees shall have such powers as may be delegated to them from time to time by the Board of Directors; provided, however, that such powers shall in no case exceed such powers as the Board of Directors might delegate lawfully to an officer of the Exchange. Unless otherwise specifically provided in the Rules, Exchange Committees shall have such number and composition as the Board of Directors may from time to time determine. The Chairman of the Board of Directors shall appoint a chairman of every committee and may appoint such vice chairmen as he may deem desirable. The Exchange Committees shall not be deemed to be committees of the Board of Directors.

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ARTICLE VIII

NOTICES

Section 8.1 Whenever any notice is required by law, the Certificate of Incorporation or these Bylaws to be given, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver thereof by electronic transmission by such person, whether given before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notices otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

ARTICLE IX

OFFICERS

Section 9.1 The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board; provided, however, that for any term expiring prior to the Two-Year Anniversary and so long as a NYBOT Designee is a director, a NYBOT Designee shall be the Chairman of the Board. The Board of Directors may also choose officers of the Corporation, which may include a Chief Executive Officer, a President, one or more Senior Vice Presidents, a Chief Financial Officer and a Secretary (collectively, the “Senior Officers”) and may also choose one or more Vice Presidents, Assistant Secretaries, Treasurers and Assistant Treasurers and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable.2 In addition, the Board of Directors at any time and from time to time may authorize any officer of the Corporation to appoint one or more officers of the kind described in the immediately preceding sentence (other than any Senior Officers). Any number of offices may be held by the same person and directors may hold any office, unless the Certificate of Incorporation or these Bylaws otherwise provide.

Section 9.2 Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer of the Corporation shall hold office until his or her successor is chosen and qualifies or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to the Chief Executive Officer or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time is so specified, immediately upon delivery, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any officer may be removed with or without cause at any time by the affirmative vote of a majority of the Board of Directors. Any officer authorized by the Board of Directors to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board of Directors providing such authorization. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.

Section 9.3 Any action taken by the Board of Directors or any committee thereof with respect to the compensation and benefits of officers of the Corporation shall be approved by the stockholders.

[2]	The appointment of the NYBOT executives as the initial executive officers will be handled by board resolution and employment agreements.

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ARTICLE X

CERTIFICATES OF STOCK

Section 10.1 The shares of stock in the Corporation shall be uncertificated shares except, to the extent, if any, required by applicable law, every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the Chief Executive Officer or a Vice President and the Chief Financial Officer or an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares of stock registered in certificate form owned by him or her in the Corporation. Any of or all the signatures on any such certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

ARTICLE XI

REGISTERED STOCKHOLDERS

Section 11.1 The Corporation shall be entitled to recognize the exclusive right of a Person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

ARTICLE XII

FISCAL YEAR

Section 12.1 The fiscal year of the Corporation shall be the calendar year or such other period as may be fixed by the Board of Directors.

ARTICLE XIII

INDEMNIFICATION, EXCULPATION AND INSURANCE

Section 13.1

(a) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Section 13.1(a) shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in

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good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and except that the Corporation shall not make any indemnification in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in this Section 13.1(b), or in defense of any claim, issue or matter therein, the Corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Any indemnification under this Section 13.1(b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in this Section 13.1(b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 13.1(b). Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents shall be paid upon such terms and conditions, if any, as the Corporation deems appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 13.1(b) shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The rights provided to any person by this Section 13.1(b) shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer, employee or agent as provided above. No amendment of this Section 13.1(b) shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this Section 13.1(b), references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees and agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 13.1(b) with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued; reference to “other enterprises” shall include employee benefit plans; references to “fines” shall include any

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excise taxes assessed on a person with respect to any employee benefit plan; references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; references to “agents” shall include any member of any Trade Committee or Exchange Committee; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Section 13.1(b). The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 13.1(b) shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(c) Any actions, suits or proceedings against the Corporation or any of its officers, directors or employees must be brought within two (2) years from the time that a cause of action has accrued. Any party bringing any such action, suit or proceeding consents to jurisdiction in the courts of the State of Delaware and the Federal Courts of the United States of America located in the State of Delaware, and waives any objection to venue therein. This provision shall in no way create a cause of action and shall not authorize an action that would otherwise be prohibited by the Rules.

ARTICLE XIV

SEAL

Section 14.1 The Board of Directors may adopt a corporate seal having inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XV

TIME PERIODS

Section 15.1 In applying any provision of these Bylaws that requires that an act be done or not be done a specified number of days prior to any event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE XVI

AMENDMENTS

Section 16.1 The Board of Directors and the stockholders may adopt additional Bylaws, and may amend or repeal any Bylaws, whether or not adopted by them, at any time; provided, however, that:

Notwithstanding anything herein to the contrary, until July 1, 2013, the provisions described on Annex F and this Section 16.1 (the “Core Rights”) shall not be amended or repealed, and no Bylaw that violates the Core Rights shall be adopted (a “Core Rights Amendment”) unless (i) the Public Directors, by a Required Public Director Vote, determine that a Core Rights Amendment should be adopted and recommend the same to the Board of Directors and (ii) the Core Rights Amendment is approved by a vote of at least two-thirds of the entire Board of Directors, determined as if there were no vacancies; provided, however, that the size of the entire Board of Directors for purposes of calculating the two-thirds vote required by (ii) shall exclude the number of Public Directors, if any, that are barred from voting on such matter due to that fact that such Public Director or a member of such Public Director’s immediate family, directly or indirectly, has a financial interest in such matter; provided, further, however, that for this purpose compensation paid by ICE to such Public Director for serving as a director of NYBOT shall not be deemed to be a financial interest. For the avoidance of doubt, notwithstanding

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any provision of these Bylaws or the Annexes to these Bylaws, any action permitted to be taken under these Bylaws and taken in accordance with these Bylaws shall not be deemed to be a Core Right Amendment. The Board of Directors shall not adopt, alter or amend these Bylaws in a manner that violates this Article XVI.

Section 16.2 The Board of Directors shall not adopt any Rules or make any amendment to the Rules that would be inconsistent with these Bylaws.

ARTICLE XVII

MISCELLANEOUS

Section 17.1 Unless otherwise provided in the Rules, any alteration of the Rules relating to Commodity Contracts, may, if the Board of Directors so decides, be binding on Commodity Contracts entered into before as well as after its adoption, provided such alteration does not affect the amount of money to be paid, or the quality of the merchandise to be received, under such Commodity Contracts, in which case such alteration may only apply with respect to the first delivery or expiration month following the last delivery or expiration month in which there is an open position at the time such alteration becomes effective;

Section 17.2 All Rules shall be binding and effective and in force, and shall govern all cases to which they may be applicable, at such time as the Board of Directors prescribes or, if the Board of Directors does not so prescribe, on such date as the President may prescribe following the date on which such Rule may become effective under the Commodity Exchange Act and the regulations promulgated thereunder; and

Section 17.3 The correct interpretation or meaning of any Rule may, in the discretion of the Board of Directors, be determined by a two-thirds vote of the Board of Directors present at any regular meeting or any special meeting called for that purpose, and such interpretation shall continue in force until the ambiguity of such Rule is removed by proper amendment as herein provided, but no such determination of the Board of Directors shall in any way affect any rights accrued under any final decision theretofore rendered by any committee from which no appeal is pending or may be taken.

Section 17.4 The Board of Directors shall not adopt or amend any Rule to, or interpret the meaning of any Rule so as to, violate the rights of the stockholders under these Bylaws (including the Annexes hereto).

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ANNEX A

TRADING MEMBERSHIPS AND TRADING PERMITS

Section 1 Issuance of Trading Memberships and Trading Permits.

(a) Trading Memberships.

(i) The Corporation shall issue to each Former Member (and to no other Person) a NYBOT Membership upon receiving from such Former Member properly completed, executed copies of such NYBOT Membership application documentation as the Corporation shall have requested and delivered to such Former Member prior to the Effective Time. A NYBOT Member shall own, at all times, three thousand one hundred sixty two (3,162) shares of common stock, par value $0.01 per share, of ICE (“ICE Common Stock”) (as adjusted for reclassifications, stock splits (including reverse stock splits), stock dividends or distributions, recapitalizations or similar transaction) for each NYBOT Membership held by such NYBOT Member. Any NYBOT Member that fails to hold such requisite number of shares of ICE Common Stock shall have such NYBOT Membership revoked and permanently cancelled. Each NYBOT Member shall grant to the Exchange a security interest in all of such shares of ICE Common Stock as provided in the Rules in a manner, and pursuant to arrangements, required by the Corporation. Each NYBOT Member shall have the right to execute trades in all Existing Products, to the extent that such Existing Products are then traded by the Exchange.

(ii) The Corporation may issue other Trading Memberships in such numbers and for such consideration as the Board of Directors may from time to time determine, subject to these Bylaws and the Rules, provided, however, that any Trading Membership issued other than pursuant to paragraph (a)(i), above, shall not include the right to execute Transactions on the Exchange trading floor.

(b) Trading Permits.

(i) The Corporation shall issue NYBOT Trading Permits to each Former Permit Holder (and to no other Person), upon receiving from such Former Permit Holder properly completed, executed copies of such Trading Permit application documentation as the Corporation shall have requested and delivered to such Former Permit Holder. Each such NYBOT Trading Permit shall be limited to the specific Commodity Contracts for which such Former Permit Holder had trading rights immediately prior to the Effective Time.

(ii) The Corporation may issue other Trading Permits in such numbers and for such consideration as the Board of Directors may from time to time determine, subject to these Bylaws and the Rules, provided, however, that any Trading Permits issued other than pursuant to paragraph (b)(i), above, shall not include the right to execute Transactions on the Exchange trading floor.

(c) Trading Members, Permit Holders, Member Firms and Lessees shall have only such rights and privileges as are set forth in these Bylaws, the Rules or as prescribed by the Board of Directors, which rights will exist as a matter of contract only. Trading Members, Permit Holders, Member Firms and Lessees shall not constitute stockholders within the meaning of the Delaware General Corporation Law, the Certificate of Incorporation, these Bylaws or the Rules, shall not have any of the rights and privileges of stockholders and shall have only such rights and privileges as are set forth in the Rules or as prescribed by the Board of Directors, which rights will exist as a matter of contract only. No director or officer of NYBOT shall have any fiduciary duty, obligation or responsibility of any nature to Trading Members, Permit Holders, Member Firms or Lessees by virtue of such contractual rights. Without limiting the generality of the foregoing, Trading Members, Permit Holders, Member Firms and Lessees will not have any voting rights in the Corporation or any rights to receive any distributions of cash, securities or other property, whether on dissolution, liquidation, merger, consolidation or otherwise.

Section 2 Eligibility Criteria and Procedures. The Board of Directors may from time to time adopt such eligibility criteria and application procedures for becoming a Trading Member, Permit Holder, Member Firm or

Lessee and such requirements and procedures for acquisition, transfer, lease, sale or other disposition of a Trading Membership or a Trading Permit as the Board of Directors shall determine, subject to the provisions of Section 8(a) of this Annex A.

Section 3 Financial Standards and Reporting Requirements.

(a) The Board of Directors may from time to time adopt minimum financial standards and related reporting requirements to be complied with by Trading Members, Permit Holders, Member Firms and Lessees as a continuing condition to exercising or maintaining such status as a Trading Member, Permit Holder, Member Firm or Lessee, and, for purposes of imposing such standards and requirements, the Board of Directors may create such categories as it deems necessary or appropriate.

(b) Each Member Firm that is registered with the CFTC as a Futures Commission Merchant shall comply with Sections 1.10(a)(3), 1.10(b), 1.10(c), (d), (e) and (f) and 1.17 of the Regulations promulgated under the Commodity Exchange Act, provided that (i) any requirement specified in said Sections 1.10 or 1.17 concerning filing with or reporting to the Commission or the approval of the Commission shall not be considered a requirement of the Corporation; and (ii) any reference to a “designated self-regulatory organization” or “self-regulatory organization of which an FCM is a member” shall mean the Corporation unless the Corporation has notified any such Member Firm that this term shall mean another “self-regulatory organization”.

Section 4 Transaction Fees.

(a) The Board of Directors may from time to time adopt resolutions that impose fees or charges for each Commodity Contract purchased or sold on the Exchange or subject to the Rules. In fixing the amount of any such fees or charges, the Board of Directors may, in its discretion, establish different rates for Transactions in different Commodity Contracts, or for different types of Transactions involving the same Commodity Contract, or may omit any such fees or charges with respect to any type of Transaction or may establish different rates based on such other factors as the Board of Directors may determine are appropriate. Such fees and charges shall be paid or collected by Persons in accordance with such terms and conditions as the Board of Directors may prescribe. If any Person fails to pay any fee or charge required pursuant to this Section, the Corporation may, in addition to any other rights or remedies it may have, order that any trading in Commodity Contracts for such Person’s account be for liquidation only until such fees or charges are paid.

(b) Fees charged to any Person for electronic trading of “physical delivery” Core Products that were listed for trading as of September 14, 2006 shall be at least $1.00 more than the fees charged to such Person for open-outcry trading of such Core Products. In the case of NYBOT Members and NYBOT Member Firms, such fees shall be set after taking into account the discount provided in Section 4(a) of Annex B. The restriction provided in the first sentence of this subsection (b) shall not apply to fees related to bona fide market maker programs.

(c) In the event either (i) the Chicago Mercantile Exchange, Inc., the Board of Trade of the City of Chicago, Inc., the New York Mercantile Exchange, Inc., Eurex Frankfurt AG / Eurex Zurich AG, or Euronext.LIFFE, or in any such case one of their affiliates or successors, introduces a “physical delivery” contract after September 14, 2006 (and if such contract has been introduced prior to the Effective Time, such contract was not terminated or withdrawn prior to the Effective Time) that (x) has the same contract terms as a Core Product (other than immaterially different terms) or (y) has the same contract terms as a Core Product except that it is cash-settled (other than any immaterially different terms) or (ii) the Board of Directors of ICE requests that the Public Directors determine whether the introduction of a “physical delivery” contract by another exchange is a Competitive Contract (as defined in Annex B to the Bylaws) with respect to a Core Product and the Public Directors, by a Required Public Director Vote, determine that such contract is a Competitive Contract, at the request of ICE, the Corporation will eliminate the $1.00 amount specified in the preceding paragraph with respect to such Core Product and adjust the electronic trading fee; provided, however, that in no event shall the electronic trading fee for such Core Product be lower than the open-outcry trading fee for such product, except in connection with bona fide market making programs.

(d) Subject to the other provisions of the Bylaws, the Exchange will trade any derivative of a contract for a Core Product (such as a Mini or Maxi Contract) proposed by ICE, unless the trading or clearance of such new contract would violate applicable laws or regulations, and no such new contract shall be subject to the $1.00 amount specified in paragraph (b) above. ICE may determine that any such Mini or Maxi Contracts are to be fungible and treated equivalently with Core Products. NYBOT shall make all rule changes necessary to permit such new contracts to be traded and cleared, and shall cause NYBOT Clearing Company to clear such derivative contracts in accordance with customary risk practices.

(e) Subject to the other provisions of the Bylaws, the Exchange will trade any new contract proposed by ICE that is not a derivative contract for a Core Product, unless the trading or clearance of such new contract would violate applicable laws or regulations or the Board of Directors determines that trading or clearing such new contract would materially and adversely affect the long-term business of the Corporation, without regard to how it may affect any other contract. NYBOT shall make all rule changes necessary to permit such new contracts to be traded and cleared, and shall cause NYBOT Clearing Company to clear such new contracts in accordance with customary risk practices.

(f) Upon the request of ICE, the Exchange will trade all contracts traded by ICE or ICE Futures as of September 14, 2006 and all contracts for energy products traded by ICE or ICE Futures thereafter, unless the trading or clearance of such contracts would violate applicable laws or regulations, or violate any contract that the Exchange was a party to as of September 14, 2006, and which the Exchange remains subject to at the time such products are to be traded. NYBOT shall make all rule changes necessary to permit such contracts to be traded and cleared, and shall cause NYBOT Clearing Corporation to clear such new contracts in accordance with customary risk practices.

Section 5 Failure to Pay Fees and Other Amounts.

(a) If any Trading Member, Permit Holder, Member Firm or Lessee shall fail to pay any fees, charges or other amounts owing, directly or indirectly, to the Corporation, including, but not limited to, floor fines, booth fees and telecommunication and work station fees, when and as provided in the Rules or in any agreement to which such Person is a party, and such failure shall not be corrected within thirty (30) days following written notice by the Corporation that such fees or other amounts are in arrears, such Person shall be suspended automatically, and shall remain suspended until such arrearage, together with any other amounts which accrued and remain unpaid since the date of the suspension, is paid, and such Person is reinstated as provided in this Section. Any such Person that makes full payment in good funds within thirty (30) days of the suspension shall be automatically reinstated effective the day following receipt by the Corporation. Any such suspended Person that makes full payment in good funds after thirty (30) days from the date of the suspension but prior to ninety (90) days thereafter may be reinstated as provided in the Rules.

(b) If a Person suspended pursuant to paragraph (a) of this Section 5 shall fail to pay the arrearage upon which such suspension was based within ninety (90) days following the effective date of any such suspension:

(i) such Person shall automatically have all Exchange rights and privileges terminated; and

(ii) The Corporation may sell any Trading Membership or Trading Permit held by such Person and any ICE Common Stock as to which a security interest was granted to the Corporation, and pay and apply the proceeds as provided in the Rules; provided, however, that on written application received prior to the expiration of such ninety (90) day period, the Corporation, in its sole discretion, may extend such period.

Section 6 Notice. Notice of all fees, charges and other amounts shall be mailed by the Corporation to each Person owing any such amount at his address on file with the Corporation; provided, however, that non-receipt shall not operate to release any such Person from the obligation to make payment, extend time for payment, or relieve any such Person from any penalties for non-payment.

Section 7 Effect of Suspension or Termination.

(a) A Trading Member, Permit Holder, Member Firm or Lessee whose rights and privileges have been suspended shall remain and continue to be:

(i) subject to all of the Rules;

(ii) liable for fees, charges and other amounts imposed by the Corporation; and

(iii) obligated to the Corporation for all Commodity Contracts, obligations and liabilities entered into or incurred before, during and after suspension.

(b) A Trading Member, Permit Holder, Member Firm or Lessee whose rights and privileges have been terminated shall remain and continue to be:

(i) liable for all fees, charges and other amounts imposed by the Corporation prior to termination of such rights and privileges;

(ii) obligated to the Corporation for all Commodity Contracts, obligations and liabilities entered into or incurred prior to such termination; and

(iii) liable for all fines and other penalties imposed subsequent to the termination of rights and privileges which are based upon Rule violations committed prior to said termination if an investigation into said violations shall have been commenced within six (6) months of the effective date of such termination.

(c) In connection with the investigation and prosecution of Rule violations referred to in paragraph (b)(iii), former Trading Members, Permit Holders, Member Firms and Lessees remain subject to the Corporation’s Disciplinary Rules, and retain all rights and protections granted by all Rules relating to Corporation disciplinary procedures.

Section 8 Transferability of Trading Memberships and Trading Permits.

(a) The acquisition, lease, transfer, sale or other disposition of Trading Memberships and Trading Permits shall be effected according to Annex B to the Bylaws, the Rules, Sections 1 and 2 hereof and this Section 8; provided, however, that (i) no Person may transfer his Trading Membership or Trading Permit where an arbitration proceeding is pending against such Person or where the Compliance Department has commenced an investigation into possible violations of the Rules by such Person, until such arbitration, investigation and any resulting disciplinary actions have been completed, (ii) no NYBOT Permit Holder may lease an electronic trading right and (iii) no Person may exercise, receive or confer any Member Firm rights, privileges or benefits through the lease of a Trading Membership (including, for the avoidance of doubt, a NYBOT Membership).

(b) Notwithstanding the provisions of paragraph (a) of this Section 8, the Chief Executive Officer may permit the transfer of a Trading Membership or Trading Permit if the transferor deposits with the Corporation an Official Teller’s Check in an amount equal to the sum of (i) the price of the last sale or the last bid for such Trading Membership or Trading Permit, whichever is higher, plus (ii) the market value of the shares of ICE Common Stock required pursuant to Section 1(a)(i) of this Annex A, in the case of a

Trading Membership and the Corporation shall retain such deposit in its custody until such time as the investigation and any disciplinary actions have been completed, after which said deposit shall be disposed of as provided in the Rules.

(c) Each transferee of a Trading Membership or Trading Permit shall enter into such documentation as the Corporation may require from time to time, including without limitation a written acknowledgement that such transferee agrees to be bound by and subject to these Bylaws and the Rules.

(d) To the extent any attempted acquisition, lease, transfer, sale or other disposition of a Trading Membership or Trading Permit would be in violation of these Bylaws or the Rules, it shall be null and void ab initio.

Section 9 Clearing.

(a) The NYBOT Clearing Corporation is hereby designated as the Clearing Organization authorized to clear Transactions. The Board of Directors may from time to time designate one (1) or more additional clearing organizations as being authorized to clear any or all Transactions.

(b) In order to be eligible to be a member of NYBOT Clearing Corporation (a “Clearing Member”) after the Effective Time, a firm shall hold at least 21,078 shares of ICE Common Stock (as adjusted for reclassifications, stock splits (including reverse stock splits), stock dividends or distributions, recapitalizations or similar transaction) and satisfy the requirements for Clearing Members set forth in the Rules. Any Clearing Member that fails to hold such requisite number of shares of ICE Common Stock shall not be permitted to clear Transactions at NYBOT Clearing Corporation. Each Clearing Member shall grant to the Exchange a security interest in all of such shares of ICE Common Stock as provided in the Rules in a manner, and pursuant to arrangements, required by the Corporation.

(c) Subject to applicable law and CFTC requirements, the Corporation shall take such actions as are reasonably necessary to cause the organizational documents of NYBOT Clearing Corporation not to be inconsistent with these Bylaws.

(d) Subject to the other provisions of these Bylaws, the Corporation shall take such actions as are reasonably necessary to cause NYBOT Clearing Corporation to clear any derivative of a contract for a Core Product (such as a Mini or Maxi Contract) proposed by ICE, unless the trading or clearance of such new contract would violate applicable laws or regulations. ICE may determine that any such Mini or Maxi Contract is to be fungible and treated equivalently with Core Products. NYBOT shall make, and shall cause NYBOT Clearing Corporation to make, all rule changes necessary to permit such derivative contracts to be cleared by NYBOT Clearing Corporation in accordance with customary risk practices.

(e) Subject to the other provisions of the Bylaws, the Corporation shall take such actions as are reasonably necessary to cause NYBOT Clearing Corporation to clear any new contract proposed by ICE that is not a derivative contract for a Core Product, unless the clearance of such new contract would violate applicable laws or regulations or the Board of Directors determines that clearing such new contract would materially and adversely affect the long-term business of the Corporation, without regard to how it may affect any other contract. The Corporation shall make, and shall cause NYBOT Clearing Corporation to make, all rule changes necessary to permit such new contracts to be cleared by NYBOT Clearing Corporation in accordance with customary risk practices and to admit as Clearing Members all entities that then clear any such contracts.

(f) The Corporation shall take such actions as are reasonably necessary to cause NYBOT Clearing Corporation to clear all contracts traded by ICE or ICE Futures as of September 14, 2006 and all contracts for energy products traded by ICE or ICE Futures thereafter, unless the trading or clearance of such contracts would violate applicable laws or regulations. The Corporation shall make, and shall cause NYBOT Clearing Corporation to make, all rule changes necessary to permit such contracts to be cleared by NYBOT Clearing Corporation in accordance with customary risk practices and to admit as Clearing Members all entities that then clear any such contracts.

ANNEX B

ELECTRONIC TRADING; DISCOUNTS

The Corporation may conduct, or arrange for the conduct, of electronic trading on the Exchange as set forth in this Annex B, subject to the express limitations set forth herein.

Section 1 Side-by-Side and After-Hours Trading of Commodity Contracts. At any time, the Chief Executive Officer of the Corporation shall have the authority to cause the Corporation to implement side-by-side electronic trading (including after-hours electronic trading) with respect to any Commodity Contracts (other than any Commodity Contracts that have the same contract terms as Core Products except that they are cash-settled). In the event that the Corporation lists one of its Core Products for side-by-side electronic and open-outcry trading, the Corporation shall take all steps reasonably necessary to ensure that its settlement prices take full account of trades executed electronically with respect to such Core Product during relevant settlement periods. In the event that either (i) the Chicago Mercantile Exchange, Inc., the Board of Trade of the City of Chicago, Inc., the New York Mercantile Exchange, Inc., Eurex Frankfurt AG/Eurex Zurich AG or Euronext.LIFFE, or in any such case one of their affiliates or successors, introduces a “cash-settled” contract after September 14, 2006 (and if such contract has been introduced prior to the Effective Time, such contract was not terminated or withdrawn prior to the Effective Time) that has the same contract terms as a Core Product except that it is cash-settled (other than immaterially different terms) or (ii) the Board of Directors of ICE requests that the Public Directors determine whether the introduction of a “cash-settled” contract by another exchange is a Competitive Contract (as defined in this Annex B) with respect to a Core Product and the Public Directors, by a Required Public Director Vote, determine that such contract is a Competitive Contract, at the request of ICE, the Corporation will (a) implement side-by-side electronic trading (including after-hours electronic trading) with respect to such cash-settled version of a Core Product and/or (b) if such cash-settled contract is settled using NYBOT Exchange prices, eliminate the $1.00 amount specified in Section 4(b) of Annex A to the Bylaws with respect to the “physically-settled” contract for such Core Product and adjust the electronic trading fee; provided, however, with respect to clause (i) only, the Public Directors may reinstate such $1.00 amount with respect to the physically-settled contract for such Core Product if they determine, by a Required Public Director Vote, that reinstating such $1.00 amount would not reasonably be expected to give rise to a bona fide risk of loss of market share of the Corporation for such Core Product; and provided further that in no event shall the electronic trading fee for such physically settled Core Product be lower than the open outcry trading fee for such product, except in accordance with bona fide market making programs.

Section 2 Open-Outcry Trading of Futures Contracts on Core Products. The Corporation shall not terminate open-outcry trading of Futures Contracts that are Core Products until one of the following circumstances shall have occurred: (a) a Liquidity Event (as defined in Section 5 hereof) has occurred; (b) the Corporation’s lease, existing as of the Effective Time, with respect to the Corporation’s trading floor located at the World Financial Center, One North End Ave., New York, NY 10282, has expired or been terminated (other than as a result of a breach thereof by the Corporation or a voluntary termination thereof by the Corporation); or (c) (i) the Public Directors, by a Required Public Director Vote, recommend to the Board of Directors that such action be taken and (ii) such action is approved by a vote of at least two-thirds of the entire Board of Directors, determined as if there were no vacancies; provided, however, that the size of the entire Board of Directors for purposes of calculating the two-thirds vote required by (ii) shall exclude the number of Public Directors, if any, that are barred from voting on such matter due to that fact that such Public Director or a member of such Public Director’s immediate family, directly or indirectly, has a financial interest in such matter; provided, further, however, that for this purpose, compensation paid by ICE to such Public Director for serving as a director of NYBOT shall not be deemed to be a financial interest. If any of the circumstances described in clause (ii) of the definition of “Liquidity Event” or clause (b) of this Section 2 shall have occurred, then all trading of Futures Contracts that are Core Products may be transitioned to fully electronic trading and all open-outcry trading of such Futures Contracts may be terminated. If any of the circumstances described in clause (i) of the definition of “Liquidity Event” shall have occurred, then all trading of Futures Contracts that are Core Products of the type triggering such clause may be transitioned to fully electronic trading and all open-outcry trading of such Futures

Contracts may be terminated, but open-outcry trading of other Futures Contracts that are Core Products shall not be terminated on this basis. For so long as open-outcry trading of Futures Contracts that are Core Products has not been terminated pursuant to this Section 2, the Corporation shall (a) maintain an appropriate disaster recovery site, which is at least comparable to the Corporation’s recovery site as of the Effective Time, to sustain open-outcry trading in the event the Corporation’s trading floor is not available for such trading and (b) dedicate sufficient financial and technological resources appropriate to support and maintain trading on an open-outcry trading floor consistent with prevailing industry practices. Notwithstanding any other term of the Bylaws or any Annex thereto, the Corporation may terminate open-outcry trading of any Futures Contracts that are not Core Products by majority vote of the Board of Directors.

Section 3 Trading of Options on Core Products. The Corporation may terminate open-outcry trading of Options on Core Products if and when the Corporation may terminate open-outcry trading of the corresponding Futures Contract on the Core Product under Section 2 hereof.

Section 4 Discounts.

(a) Discount for Certain Trading. Notwithstanding anything to the contrary set forth herein, NYBOT Members and NYBOT Member Firms shall be entitled to a fee reduction of no less than 20% off the lowest fees established by the Corporation and NYBOT Clearing Corporation, and charged to Persons who are not NYBOT Members or NYBOT Member Firms (other than with respect to prices charged in connection with bona fide market making programs). Such fee reduction shall apply with respect to Transactions constituting proprietary trading conducted by the Person entitled to the discount, for his, her or its own account, whether executed by open-outcry trading or electronic trading (but shall not include Transactions for customer or other accounts) with respect to any Existing Products;

(b) Duration of Discount for Certain Electronic Trading. Upon the transfer by a NYBOT Member of a NYBOT Membership, the discount for Transactions made via electronic trading shall terminate, provided, however, that (i) a transfer to an individual who confers NYBOT Membership privileges to a NYBOT Member Firm shall not be deemed a transfer for this purpose and (ii) the leasing of a NYBOT Membership to an individual shall not be deemed a transfer with respect to such NYBOT Member’s rights under Section 4(a) of Annex B.

(c) MFN for Electronic Trading. From and after the Effective Time, all NYBOT Members, NYBOT Permit Holders, Lessees and NYBOT Member Firms shall be entitled to pay the lowest Exchange fee and NYBOT Clearing Corporation fee per Commodity Contract for electronic Transactions in any Existing Product on the Exchange (a “MFN Discount”), but excluding for such purpose (a) any discount pursuant to Section 4(a) above and (b) fees charged in connection with bona fide market making programs. The entitlement to such MFN Discount expires upon the first transfer of a NYBOT Trading Permit or a NYBOT Membership, provided, however, that (i) a transfer to an individual who confers NYBOT Membership privileges to a NYBOT Member Firm and (ii) the leasing of a NYBOT Membership to an individual shall not be deemed a transfer for this purpose.

Section 5 Definitions.

(a) A “Liquidity Event” shall mean, (i) with respect to a contract in a Core Product, the failure of the average daily open-outcry volume in futures (excluding EFPs, block trades or any other off-Exchange trade submitted to the Exchange) (“ADV”), as publicly reported by the Exchange pursuant to the Commodity Exchange Act and CFTC regulations and measured on a rolling 90-day basis, to equal at least 50% of the ADV in such contract for the comparable 90-day period in calendar year 2005; and (ii) with respect to all Core Products, in the aggregate, the failure to maintain open-outcry ADV, measured on the foregoing basis, equal to 50% of the aggregate ADV for all Core Products in calendar year 2005.

(b) A “Competitive Contract” shall mean any contract listed by a competing exchange, after September 14, 2006, which the Public Directors, by a Required Public Director Vote, determine (i) has the same contract terms as a Core Product (other than any immaterially different terms) or (ii) has the same contract terms as a Core Product except that it is cash-settled (other than any immaterially different terms); and that, in either case, the failure of the Corporation to address and compete with such contract may be expected to give rise to a bona fide risk of a loss of market share (other than a temporary or immaterial loss) by the Exchange for such Core Product (for purposes of determining such market share, both physically-settled and cash-settled versions of such Core Product shall be considered together). For the avoidance of doubt and without limitation, none of the following shall be considered immaterial terms of a contract wherever such term is referred to in the Bylaws and the Annexes thereto: grade of commodity, size of the contract, or delivery point for physical delivery of the contract.

ANNEX C

TRADE COMMITTEES

The Corporation shall have one trade committee with respect to each of the Core Products (each, a “Trade Committee”).

Section 1 Composition of the Trade Committees.

(a) Until the Two-Year Anniversary, each Trade Committee shall consist of the individuals identified on Schedule III attached hereto or their successors who have been designated in accordance with Section 1(d). Each of such designated individuals shall serve for an initial two-year term.

(b) Until the Two-Year Anniversary, the composition of any Trade Committee shall be as follows: (i) nine members, to be selected by ICE, who are actively engaged, or employed by a firm that is actively engaged, in the Core Product industry for the relevant Trade Committee; (ii) three Floor Brokers in the Core Product for the relevant Trade Committee; (iii) two members who are Affiliated Persons of FCMs; and (iv) one member representing an asset management firm advising investment funds or separate accounts that trade in the relevant Core Product or a proprietary trading desk of an investment bank. All Trade Committees shall be composed of at least two-thirds of NYBOT Members or individuals associated with NYBOT Member Firms; provided, that, the orange juice committee shall be composed of at least 50% of NYBOT Members or individuals associated with NYBOT Member Firms.

(c) Unless the Board of Directors otherwise determines, each member of a Trade Committee filling one of the memberships designated in clause (ii) or (iii) of Section 1(b) shall be a NYBOT Member or an Affiliated Person of a NYBOT Member Firm. Any member of a Trade Committee designated in clause (ii) or (iii) of Section 1(b) who fails to remain a NYBOT Member or an Affiliated Person of a NYBOT Member Firm shall be disqualified from serving on, and shall promptly resign from, such Trade Committee.

(d) Except for the two-year term provided in Section 1(a) hereof, each member of a Trade Committee shall serve for a one-year term, subject to reappointment in accordance with this Annex C. The Board of Directors may fix the end of directors’ terms to be coterminous.

(e) Until the Two-Year Anniversary, any vacancies on a Trade Committee shall be filled with an individual from the category in which the vacancy exists, only by a vote of the remaining members of such Trade Committee. After the Two-Year Anniversary, any vacancies on a Trade Committee shall be filled by the Board of Directors, after consultation with the remaining members of such Trade Committee.

(f) The stockholder(s) of the Corporation may appoint one or more non-voting observers (each, a “Trade Committee Observer”) to any of the Trade Committees. Each Trade Committee Observer shall be entitled to (i) receive written notice of each meeting of the Trade Committee and (ii) attend and observe all meetings of the Trade Committee. All Trade Committee Observers will be entitled to receive any and all written materials delivered to the members of relevant Trade Committee in connection with any meeting of the Trade Committee at the same time and in the same manner as such materials are delivered to the members of such Trade Committee.

(g) Each Trade Committee shall elect, by majority vote, a Chairman and a Secretary.

Section 2 Meetings of the Trade Committees.

(a) Unless otherwise specifically provided in the Rules, regular meetings of Trade Committees shall be held on such date and at such time as the Trade Committee shall determine.

(b) The Chairman of any Trade Committee shall have the authority to call a special meeting of such Trade Committee to be held on such date and at such time as the Chairman shall determine.

(c) Notice of all meetings of Trade Committees may be in writing, by telephone, or by other means of communication. With the consent of the Chief Executive Officer of the Corporation, the Chairman of the

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Board may call a meeting on twenty-four (24) hour’s notice. The Chairman of the Board may call any other meeting on not less than two Business Days’ notice before such meeting, which notice may be in writing served at the offices of the members of the Trade Committee, by telephone, by facsimile, by email or any other reasonable means of communication.

(d) Any action required or permitted to be taken by a Trade Committee may be taken without a meeting if the number of members of the Trade Committee necessary to take such action consent in writing to the taking of such action.

(e) Any one (1) or more members of a Trade Committee may participate in a meeting by means of a conference telephone or similar communications device allowing all Persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 3 Quorum; Vote.

(a) Unless otherwise specifically provided in the Rules, a majority of the entire Trade Committee shall constitute a quorum for the transaction of business by such Trade Committee.

(b) Unless otherwise specifically provided in the Rules, any action taken by a vote of a majority of the Trade Committee members present at a meeting at which a quorum is present shall be deemed to be a valid action of such Trade Committee.

Section 4 Scope of Authority. Each Trade Committee shall have and may exercise only the power or authority of approving or rejecting any modifications to the contractual terms and conditions of any Core Product over which such Trade Committee has authority (and no such changes may be made without the Trade Committee’s approval). For the avoidance of doubt, except as expressly set forth in this Section 4, Annex B to the Bylaws, and Section 16 of the Bylaws, no Trade Committee shall have the power or authority to prevent the implementation of a decision by the Board of Directors with respect to, or make or reject, any proposed changes with respect to the trading of Core Products by open-outcry versus electronic trading, or with respect to any other Commodity Contract or other operations of the Exchange. In the event that the Exchange is trading a Core Product both by open-outcry and electronically, the relevant Trade Committee for such Core Product shall take all action reasonably necessary to ensure the terms of both the open-outcry and electronically-traded versions of such Core Product are consistent with each other and fungible.

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ANNEX D

CERTAIN DEFINITIONS

(The following definitions shall apply to the Bylaws and Annexes)

Affiliated Person

The term “Affiliated Person” shall mean with respect to a Member Firm, an individual who is a general partner, director, officer, member (in the case of a limited liability company), executive employee or manager of such firm.

Business Days

The term “Business Day” shall mean any day other than Saturday, Sunday, or any day which the Board of Directors may designate as an Exchange holiday and on which the Exchange shall be closed; provided, however, that, whenever the Exchange’s Dublin facility is open for trading on a day when the Exchange is closed for trading in New York or vice versa, such day shall constitute a “Business Day” within the meaning of the Rules only for the Commodity Contracts that are listed for trading on the facility that is open for trading on such day.

CFTC

The term “CFTC” shall mean the Commodity Futures Trading Commission.

Commodity

The term “Commodity” shall mean any and all goods, articles, services, rights and interests in which contracts for future delivery are presently or in the future dealt in, on or subject to the Rules.

Commodity Contract

The term “Commodity Contract” shall include Futures Contracts, Options on Commodities or on Futures Contracts, and any other interests or instruments traded on or subject to the Rules.

Core Products

The term “Core Product” shall mean the following existing Commodity Contracts traded by the Exchange, as hereafter amended from time to time: Coffee “C”, Cocoa, Cotton No. 2, Sugar No. 11, Frozen Concentrated Orange Juice, NFC Orange Juice, and Sugar No. 14.

Disciplinary Rules

The term “Disciplinary Rules” shall mean the rules and procedures governing the investigation of rule violations and the disciplining of any Person in connection with such violations, as set forth in the Corporation’s Rules.

Effective Time

The term “Effective Time” shall mean the time that the Merger becomes effective.

Exchange

The term “Exchange” shall mean the Corporation.

Existing Product

The term “Existing Product” shall mean Commodity Contracts that are listed in Schedule II attached hereto.

Floor Broker

The term “Floor Broker” shall mean any Person who has been granted floor trading privileges pursuant to the Rules.

Former Member

The term “Former Member” means a holder of an equity membership in NYBOT immediately prior to the Effective Time.

Former Permit Holder

The term “Former Permit Holder” means the holder of any right (other than the right held by a Former Member) to execute trades in specified Commodity Contracts on the Exchange immediately prior to the Effective Time pursuant to the rules or bylaws of NYBOT in effect immediately prior to the Effective Time.

Futures Commission Merchant or FCM

The term “Futures Commission Merchant” or “FCM” shall have the same meaning as defined in the Commodity Exchange Act.

Futures Contracts

The term “Futures Contract” shall mean any contract for the purchase or sale of a Commodity for future delivery that is traded on or subject to the rules of any exchange.

Lessee

The term “Lessee” shall mean an individual who leases a NYBOT Membership from the owner thereof pursuant to the Bylaws and the Rules.

Lessor

The term “Lessor” shall mean an individual who leases a NYBOT Membership of which he is the owner to another individual who thereby becomes the Lessee of such NYBOT Membership pursuant to the Bylaws and the Rules.

Member Firm

The term “Member Firm” means any partnership, corporation, limited liability company, sole proprietorship or other entity to which Exchange privileges have been conferred by a Trading Member who is an Affiliated Person of such firm in accordance with the Rules.

Merger

The term “Merger” shall mean the business combination transaction in which Board of Trade of the City of New York, Inc. shall merge with and into the Corporation.

Mini or Maxi Contract

The term “Mini or Maxi Contract” shall mean with respect to a Futures Contract any other contract having the same terms as such Futures Contract except that it has a standard size that is (i) in the case of a Mini Contract, one-half or less of the standard size of such Futures Contract as of September 14, 2006, provided that if the standard size of such Futures Contract is increased after September 14, 2006, the size of such Mini Contract shall be one-half or less of the standard size of such larger Futures Contract; and (ii) in the case of a Maxi Contract, two times or more (or, in the case of Sugar No. 11 and Sugar No. 14, three times or more) of the standard size of such Futures Contract as of September 14, 2006; provided that if the standard size of such Futures Contract is reduced after September 14, 2006, the size of such Maxi Contract shall be two times or more (or, in the case of Sugar No. 11 and Sugar No. 14, three times or more) of the standard size of such smaller Futures Contract.

NYBOT Clearing Corporation

The term “NYBOT Clearing Corporation” shall mean New York Clearing Corporation, a business corporation organized under the laws of New York.

NYBOT Member

The term “NYBOT Member” shall mean an individual who has been granted one or more NYBOT Memberships pursuant to Section 1(a)(i) of Annex A to the Bylaws.

NYBOT Member Firm

The term “NYBOT Member Firm” shall mean any partnership, corporation, limited liability company, sole proprietorship or other entity to which Exchange privileges have been conferred by a Trading Member who is an Affiliated Person of such firm in accordance with the Rules, provided that such firm was a Member Firm on September 14, 2006.

NYBOT Membership

The term “NYBOT Membership” shall mean one of the Trading Memberships authorized to be issued pursuant to Section 1(a)(i) of Annex A to the Bylaws.

NYBOT Permit Holder

The term “NYBOT Permit Holder” shall mean an individual who has been granted one or more NYBOT Trading Permits pursuant to Section 1(b)(i) of Annex A to the Bylaws.

NYBOT Trading Permit

The term “NYBOT Trading Permit” shall mean the right to execute trades in specific Commodity Contracts granted pursuant to Section 1(b)(i) of Annex A to the Bylaws.

Option

The term “Option” shall mean a contract or Transaction whereby one party grants to another the right, but not the obligation, to buy or sell a Commodity, or to buy, sell or enter into a Futures Contract.

Permit Holder

The term “Permit Holder” means any holder of a Trading Permit.

Person

The term “Person” shall mean an individual, corporation, partnership, limited liability company, sole proprietorship or other entity.

Public Director

The term “Public Director” shall mean any person who (i) qualifies as a “public” director within the meaning of the rules proposed by the CFTC as of September 14, 2006 for determining qualifications of public directors or, if the CFTC adopts any such rules, within the meaning of such rules in effect from time to time and (ii) the independence requirements of the New York Stock Exchange for directors serving on the boards of listed companies, as amended from time to time.

Required Public Director Vote

The term “Required Public Director Vote” shall mean an affirmative vote of at least the number of Public Directors that is one less than the total number of Public Directors, determined as if there were no vacancies, eligible to vote on a matter but, in all cases, at least one Public Director; provided, that, no Public Director shall be eligible to vote on any such matter if such Public Director or a member of such Public Director’s immediate family, directly or indirectly, has a financial interest in such matter; provided, further, however, that for this purpose, compensation paid by ICE to such Public Director for serving as a director of NYBOT shall not be deemed to be a financial interest.

Rules

The term “Rule” or “Rules” shall mean the rules of the Exchange, as in effect from time to time.

Trade Committee

The term “Trade Committee” shall mean a Trade Committee that is organized in accordance with Section 1(b) of Annex C.

Trading Member

The term “Trading Member” means a holder of a Trading Membership.

Trading Membership

The term “Trading Membership” means the right, as expressly provided for in Section 1(a) of Annex A to these Bylaws, to buy and sell all or any one or more of the categories of Commodity Contracts authorized for trading on the Exchange (as may be determined by the Board of Directors of the Corporation in the case of Trading Memberships authorized pursuant to Section 1(a)(ii) of Annex A to these Bylaws), together with and subject in all respects to such other rights and obligations as are expressly provided in these Bylaws and the Rules, and shall include a NYBOT Trading Membership.

Trading Permit

The term “Trading Permit” means any right (other than a Trading Membership), as expressly provided for in these Bylaws and the Rules, to buy and sell one or more specified Commodity Contracts on the Exchange, together with and subject in all respects to such other rights and obligations as are expressly provided in these Bylaws and the Rules.

Transaction

The term “Transaction” shall mean any purchase or sale of any Commodity Contract made in accordance with the Rules.

ANNEX E

AUTHORIZED NYBOT DESIGNEES

1.	Robert Ahrens

2.	Sebastian Angelico

3.	Michael C. Belmont

4.	Patrick C. Bennett

5.	James A. Calcagnini

6.	Maxine C. Champion

7.	Roger Corrado

8.	Paul Dapolito, III

9.	Christopher A. Dunn

10.	Charles H. Falk

11.	Randal G. Freeman

12.	Martin Greenberg

13.	W.C. Hay

14.	Herman S. Kohlmeyer, Jr.

15.	Hugh R. Lamle

16.	Paul Liubicich

17.	Terrence F. Martell

18.	John Marchisotto

19.	Alfred J. Mascia

20.	Gerald McTague

21.	Joseph T. Nicosia

22.	Michael J. Nugent

23.	John C. Santos, Jr.

24.	Frederick W. Schoenhut

25.	William J. Shaughnessy

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ANNEX F

CORE RIGHTS

The amendment or repeal of the following shall constitute “Core Rights” as such term is used in the Bylaws of the Corporation:

I. NYBOT Rules

a. The eligibility standards and criteria for becoming a NYBOT Member, NYBOT Permit Holder, or Lessee;

b. The financial requirements applicable to a NYBOT Member, NYBOT Permit Holder, Lessee, and NYBOT Member Firm;

c. The trading privileges authorized to each category of NYBOT Permit Holder and to NYBOT Members;

d. The sale, leasing and transferability of rights applicable to NYBOT Memberships and NYBOT Trading Permits;

e. The requirements applicable to obtaining Exchange floor trading privileges by NYBOT Members and NYBOT Permit Holders;

f. Provisions of Chapter 4 of the Rules governing the mode of executing transactions by open-outcry on the trading floor;

g. The eligibility requirements applicable to remaining a Clearing Member, to the extent that such Person was a Clearing Member prior to the Effective Time; and

h. The rights and obligations of Clearing Members that act as guarantors of Floor Brokers, to the extent that Clearing Member so acted prior to the Effective Time.

Any of the Rules in (a)-(h) above shall be considered a Core Right and an amendment or repeal of any such Rules shall be considered a Core Right Amendment only to the extent such Rule is applicable to Core Products and only to the extent that any such amendment or repeal of such Rule (i) with respect to open-outcry trading of a Core Product, would materially and adversely affect the rights of NYBOT Members, NYBOT Permit Holders, NYBOT Member Firms, Lessees or the Clearing Members referenced in (g) and (h) above or (ii) otherwise would materially and adversely affect the rights referenced in Part II of this Annex F of NYBOT Members, NYBOT Permit Holders, Lessees, NYBOT Member Firms or the Clearing Members referenced in (g) and (h) above.

II. Bylaws and Annexes

The provisions of the Bylaws and Annexes to the Bylaws pertaining to the composition of the Board of Directors, the NYBOT Designees, NYBOT Memberships, NYBOT Member Firms, and NYBOT Trading Permits, the limitations on electronic trading of Core Products, for so long as open-outcry trading is required under the Bylaws, maintaining a disaster recovery site for open-outcry trading under Annex B and dedicating financial and technical resources to support and maintain open-outcry trading as set forth in Annex B, the Transaction fees and discounts set out in paragraphs (b) and (c) of Section 4 of Annex A to the Bylaws and in Section 4 of Annex B to the Bylaws, eligibility to be a Clearing Member, Trade Committee composition and Trade Committee control over the terms and conditions of the Core Products within their jurisdiction.

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Schedule II

NYBOT Products	Futures/Options (Including serial options)
Mini Coffee “C”	Future
Coffee “C”	Future/Option
Sugar No. 11	Future/Option
Sugar No. 14	Future
Cotton No. 2	Future/Option
Cocoa	Future/Option
FCOJ-A	Future/Option
FCOJ-B	Future
FCOJ-Differential OJ	Future
Not From Concentrate OJ	Future/Option
FINEX Euro Index	Future/Option
U.S. Dollar Index	Future/Option
(REVISED) NYSE Composite Index—Regular	Future/Option
(REVISED) NYSE Composite Index—Mini	Future
Russell 1000 Index—Regular	Future/Option
Russell 1000 Index—Mini	Future
Russell 1000 Value Index—Regular	Future/Option
Russell 1000 Growth Index—Regular	Future/Option
Russell 2000 Index—Regular	Future/Option
Russell 2000 Growth Index	Future
Russell 2000 Value Index	Future
Russell 3000 Index—Regular	Future/Option
Reuters/Jefferies CRB Index	Future/Option
Ethanol	Future/Option
Pulp	Future/Option
Continuous Commodity Index	Future/Option
AR—Aussie Dollar/New Zealand	Future/Option
AS—Aussie Dollar/Canadian Dollar	Future/Option
AU—Aussie Dollar/US	Future/Option
DX—US Dollar Index	Future/Option
EJ—Euro/Yen	Future/Option
EO—Euro-US$	Future
EP—Euro/Canadian Dollar	Future/Option
EU—Euro	Future/Option
EZ—Euro-Czech koruna	Future/Option
GB—Euro/Pound	Future/Option
GN—Pound/NZ Dollar	Future/Option
HR—Euro-Hungarian forint	Future/Option
HY—Canadian Dollar/Japanese Yen	Future/Option
KJ—Swedish/Yen	Future/Option
KU—US Dollar/Swedish	Future/Option
KY—Norwegian krone/Yen	Future/Option
MF—Small U.S.$/Swiss Franc	Future
MP—Small British Pound/U.S. $	Future
NJ—Norwegian Krone/Swedish Koruna	Future/Option
NS—US Dollar/Norwegian Krone	Future/Option
OL—Euro/Norwegian	Future/Option
PC—Pound/Canadian Dollar	Future/Option
PK—Pound/Norwegian krone	Future/Option
PS—Pound/Swedish	Future/Option
PZ—Pound/Rand	Future/Option
QA—Pound/Aussie	Future/Option
RA—Euro/Australian Dollar	Future/Option

NYBOT Products	Futures/Options (Including serial options)
RK—Euro/Krona	Future/Option
RZ—Euro/Swiss	Future/Option
SN—Small U.S.$/Jap. Yen	Future
SS—Pound/Swiss Franc	Future
SV—Small U.S. $/ Canadian Dollar	Future
SY—Pound/Yen	Future/Option
UF—US Dollar—Hungarian forint	Future/Option
UZ—US Dollar—Czech koruna	Future/Option
YA—Aussie Dollar/Japanese Yen	Future/Option
YD—US Dollar/Canadian	Future/Option
YF—US Dollar/Swiss	Future/Option
YP—US Dollar/ Pound	Future/Option
YY—US Dollar/Yen	Future/Option
YZ—Euro/Rand	Future/Option
ZJ—NZ Dollar/Yen	Future/Option
ZR—US Dollar/Rand	Future/Option
ZX—NZ Dollar/US Dollar	Future/Option
ZY—Swiss/Yen	Future/Option

Schedule III

BOARD OF CITRUS ADVISORS

Randal G. Freeman, Chairman	Robert A. Katz
Chris W. Layton
Thomas P. Abrahamson	John J. Murphy
R. William Becker	Sandra G. Pappas
Robert M. Behr	Wayne Peterson
Paul A. Burkhardt	John S. Ruffino
Dan K. Casper	Christopher W. Scheid
Roger Corrado	Warren Seeley
John A. Cox	B. Courtney Turner
Nicholas A. Emanuel	George H. Wilson, III
Edward P. Gregory	James Zellner

COCOA

William J. Shaunessy, Chairman
John Gibbons
Scott Amoye	Jeffrey B. Lelliott
David Bagley	Joseph P. Mallaney
Frank G. Day	Lee McConnell
Daniel V. Diez	Michael Nugent
Marcelo Dorea	Robert Redman
James Emanuel	Kristen Seaver
Pablo Esteve	Pam Thornton

COFFEE

W.C. Hay, Chairman	Andreas Enderlin
Paul J. Fisher
Paul Akroyd	Carlo Frigerio
Ernesto Alvarez	Michael Hoch
Joseph Apuzzo, Jr.	Ernesto Leon-Gahbetta
John W. Bunker	Joseph LoCandro
Henry Dunlop	John T. Meyer
Daniel Dwyer	Michael J. Nugent
Ricahrd Emanuele	Thomas Westfeldt

COTTON

Donald B. Conlin, Chairman	Jordan Lea
Joseph T. Nicosia
Robert G. Ahrens	Robert T. Norris
David C. Brandon, Jr.	Leonardo C. Pappalardo
Thomas A. Butler, Jr.	Charles Parker
W.B. Dunavant, Jr.	James H. Phillips
Nick Earlam	Stephen J. Place
Woods E. Eastland	Thomas Reardon
Edurado Esteve	Ernst D. Schroeder, Sr.
Stuart H. Frazer, III	Gary Taylor
Victor M. Gallo	Robert S. Weil, II
Riobert D.Grounds	Lonnie D. Winters
Edward D. Jernigan	Marvin A. Woolen, Jr.
Herman S. Kohlmeyer, Jr.

DOMESTIC SUGAR

Joseph Goehring, Chairman	Michael Gelchie
Patrick Henneberry
John E. Barkenbush	Kenneth F. Lorenze
Antonio Contreras, Jr.	Francois D. Nehama
Charles H. Falk	Peter O’Hara
John H. Gebhard	Stephen Potash

WORLD SUGAR

Paul H. Gardner, Chairman	Desmond Monteith
Jon Payne
Jeffrey Bauml	Daniel Rosenblum
Patrick Bennett	Alexander J. Trakimowicz
Darryl Berry	Stephen J. Ward
John Bird
Jean Luc Bohbot	Alternates
Eduardo Carvalho
Sean Diffley	Manoel Garcia
Charles H. Falk	Darwin Lee
Daniel Gutman	Alberto Peixoto
Michael Levantin	Fernando A. Ribeiro
Gerald McTague	Bernardo Rodrigues

Annex D

September 13, 2006

The Board of Governors of

The Board of Trade of the City of New York, Inc.

World Financial Center

One North End Avenue, 13th Floor

New York, NY 10282

Dear Board of Governors:

We understand that The Board of Trade of The City of New York, Inc., also known as The New York Board of Trade (the “Company” or “NYBOT”) is a not-for-profit New York corporation and that, subject to the New York Not-For-Profit Corporation Law and the bylaws of NYBOT, all record owners of regular memberships in NYBOT other than NYBOT and its Subsidiaries (the “Members”) own (i) equity interests in NYBOT (the “Membership Interests”) and (ii) certain trading rights on the NYBOT exchange (“Trading Rights”) associated with such Membership Interests. We further understand that NYBOT is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with IntercontinentalExchange, Inc. (“ICE”) in which, among other things, NYBOT will merge with and into a wholly-owned subsidiary of ICE and (i) the Membership Interests will be converted into the right to receive an aggregate consideration of $400.0 million in cash and approximately 10,297,000 common shares of ICE (the “Consideration”) and (ii) certain terms of the Trading Rights may be changed (the “Transaction”).

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Consideration to be received by the Members in the Transaction in exchange for their Membership Interests is fair to such Members from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1) Discussed with management of the Company and their representatives:

a) The nature and operations of the business of the Company, including the Company’s historical financial performance, existing business plans, future performance estimates, and budgets for the Company;

b) The assumptions underlying the Company’s business plans, estimates, and budgets as well as risk factors that could effect planned performance; and

c) The sale process undertaken by the Company and its advisors including alternatives to the Transaction considered and other offers for the Company;

2) Reviewed the Company’s audited financial statements for the fiscal years ended December 31, 2002 to 2005 and unaudited balance sheet and income statement of the Company for the 7-month period ended July 31, 2006;

3) Reviewed ICE’s Form 10-K filed for the year ended December 31, 2005, Form 10-Q filed for the period ended June 30, 2006, the Prospectus filed with the SEC on November 16, 2005 and the Prospectus filed with the SEC on July 18, 2006;

4) Reviewed the New York Clearing Corporation audited financial statements for the years ended December 31, 2004 and 2005;

5) Reviewed financial forecasts and projections prepared by the management of the Company with respect to the Company’s balance sheet for the fiscal years ending December 31, 2006 through 2014 and the Company’s income statement for the fiscal years ending December 31, 2006 through 2015;

The Board of Governors of

The Board of Trade of the City of New York, Inc.

September 13, 2006

6) Reviewed the Company’s “2005 Comparison of Actual, Budget and Forecast” report;

7) Reviewed the Company’s “Internal Financial Statements and Volume Reports” for the periods ended December 31, 2005, March 31, 2006, April 30, 2006, July 31, 2006 and August 31, 2006,

8) Reviewed the Company’s 2002, 2003, 2004 and 2005 “Summary P&L Statement” reports and the “July 2006 Financial Report”;

9) Reviewed the Company’s “Volume and Open Interest Report” dated July 2006 and “Volume Report – First Half of August”;

10) Reviewed the list of the New York Clearing Corporation Members;

11) Reviewed the Company’s Seat Prices chart – 2005 to Present;

12) Reviewed the Merger Agreement, draft dated September 11, 2006;

13) Reviewed the Company’s existing By-Laws and proposed revised By-Laws, draft dated September 12, 2006;

14) Reviewed Project Starbuck’s timeline as of August 21, 2006;

15) Reviewed Project Starbuck’s terms sheet as of September 7, 2006;

16) Reviewed various Brown Brothers Harriman’s presentations (“Board Discussion Materials” presentations dated September 8, 2006 and “Financial Update”);

17) Reviewed Deloitte & Touche’s due diligence report, “Project Starbucks Preliminary Issue Summary Memorandum”, draft dated June 27, 2006;

18) Reviewed The Parthenon Group’s “Report on ICE Overview and Competitive Positioning”, draft dated September 8, 2006;

19) Reviewed the historical seat prices and seat lease prices paid for the Company membership seats;

20) Reviewed the financial data of similar publicly traded companies to develop appropriate valuation multiples;

21) Reviewed the historical financial performance and historical market prices and trading volumes for the securities of certain publicly traded companies we deemed comparable to the Company; and

22) Conducted such other studies, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial

The Board of Governors of

The Board of Trade of the City of New York, Inc.

September 13, 2006

forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We further have been advised, or have assumed, that the information and data provided to or otherwise discussed with us relating to the potential strategic implications and operational benefits anticipated to result from the Transaction were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of ICE and the Company as to such strategic implications and operational benefits. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or ICE since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company or ICE is a party (other than the Transaction).
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We also have relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company or ICE, or otherwise have an adverse effect on the Company or ICE or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal of any of the assets, properties or liabilities (contingent or otherwise) of the Company, ICE or any other party, nor were we provided with any such appraisal. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or ICE is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or ICE is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the common stock of ICE has traded or may trade subsequent to the disclosure or consummation of the Transaction. We have assumed that the common stock of ICE to be issued in the Transaction to the Members of the Company will be registered and listed on the NYSE.

The Board of Governors of

The Board of Trade of the City of New York, Inc.

September 13, 2006

This Opinion is furnished solely for the use and benefit of the Board of Governors in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any Member as to how such Member should act or vote with respect to the Transaction.

We acted as a financial advisor to the Board of Governors of the Company in connection with this Transaction and will receive a fee for our services, including rendering this Opinion. Our fee is not contingent upon the conclusions reached in this Opinion, any actions taken by the Board of Governors, the approval of the Transaction by the Members or the consummation of the Transaction. In addition the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company, ICE and any other party that may be involved in the Transaction.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company, its Members or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, its respective security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders, (vii) whether or not the Company, its respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, or (viii) the solvency, creditworthiness or fair value of the Company, ICE or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and ICE, and on the assumptions of the management of the Company, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, ICE and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Members in the Transaction in exchange for their Membership Interests is fair to such Members from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Section 7.6 of our bylaws provides for indemnification by us of our directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. Our charter provides for such limitation of liability.

We expect to maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The Merger Agreement filed as Exhibit 2.1 to this Registration Statement provides for indemnification of the past and present directors, officers and employees of NYBOT and its subsidiaries, for acts or omissions occurring at or prior to the completion of the merger, to the same extent as these individuals had rights of indemnification prior to the completion of the merger and to the fullest extent permitted by law.

Item 21. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Document
2.1	Merger Agreement, dated September 14, 2006, among IntercontinentalExchange, Inc., Board of Trade of the City of New York, Inc., and CFC Acquisition Co., including the forms of certificate of incorporation and bylaws of the surviving corporation which are Exhibits A and B to the Merger Agreement.*

2.2	First Amendment to Merger Agreement, dated as of October 30, 2006, among IntercontinentalExchange, Inc., Board of Trade of the City of New York, Inc., and CFC Acquisition Co.**

3.1	Fourth Amended and Restated Certificate of Incorporation of IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 3.1 to ICE’s Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).

3.2	Amended and Restated Bylaws of IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 3.2 to ICE’s Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).

5.1	Opinion of Sullivan & Cromwell LLP regarding validity of securities being registered.*

Exhibit Number	Description of Document
10.1	Employment Agreement, dated as of September 27, 2004, between IntercontinentalExchange, Inc. and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.1 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.2	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Charles A. Vice (incorporated by reference to Exhibit 10.2 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.3	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Richard V. Spencer (incorporated by reference to Exhibit 10.3 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.4	Employment Agreement, dated as of May 12, 2006, between IntercontinentalExchange, Inc. and David S. Goone (incorporated by reference to Exhibit 10.1 to ICE’s Current Report on Form 8-K, filed with the SEC on May 17, 2006, File No. 001-32671).

10.5	Employment Agreement, dated as of May 9, 2003, between IntercontinentalExchange, Inc. and Edwin D. Marcial (incorporated by reference to Exhibit 10.5 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.6	Employment Agreement, dated as of May 24, 2004, between IntercontinentalExchange, Inc. and Johnathan H. Short (incorporated by reference to Exhibit 10.6 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.7	IntercontinentalExchange, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.8 to ICE’s registration statement on Form S-1, filed with the SEC on May 16, 2005, File No. 333-123500).

10.8	IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors (incorporated by reference to Exhibit 10.8 to ICE’s Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).

10.9	IntercontinentalExchange, Inc. 2004 Restricted Stock Plan. (incorporated by reference to Exhibit 10.9 to ICE’s Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).

10.10	IntercontinentalExchange, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File. No. 333-123500).

10.11	Amendment and Restatement Agreement, dated as of October 9, 2003, between The London Clearing House Limited and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.12 to ICE’s registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†

10.12	Clearing Services Agreement, dated as of October 2003, between The International Petroleum Exchange of London Limited and The London Clearing House Limited (incorporated by reference to Exhibit 10.13 to ICE’s registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†

10.13	TRS—Application Services Agreement, dated as of April 25, 2001, between The International Petroleum Exchange of London Limited and LIFFE Services Company Limited (incorporated by reference to Exhibit 10.14 to ICE’s registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†

10.14	Credit Agreement, dated as of November 17, 2004, between IntercontinentalExchange, Inc. and Wachovia, National Association (incorporated by reference to Exhibit 10.15 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).

Exhibit Number	Description of Document
10.15	Patent License Agreement, dated as of March 29, 2002, between eSpeed, Inc. and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.16 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).

10.16	Office Lease, dated as of June 8, 2000, as amended, between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, LLC (incorporated by reference to Exhibit 10.17 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†

10.17	Licensing and Services Agreement, dated as of July 1, 2003, between IntercontinentalExchange, Inc. and Chicago Climate Exchange, Inc. (incorporated by reference to Exhibit 10.18 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).

10.18	AT&T Master Agreement (MA Reference No. MA 35708) and Addendum to Master Agreement, dated as of April 8, 2002, between AT&T Corporation and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.19 to ICE’s registration statement on Form S-1, filed with the SEC on June 13, 2005, File No. 333-123500).

10.19	Lease of Part (Offices) (WTC/Q/W (Part): 2.18.1, dated April 24, 1996, between Clipper Investments Limited and The International Petroleum Exchange of London Limited (incorporated by reference to Exhibit 10.20 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†

10.20	Resident Member’s Agreement, dated as of December 2, 1983, between St. Katharine-By-The-Tower Limited and Aegis Insurance Services Limited (incorporated by reference to Exhibit 10.21 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†

10.21	Resident Member’s Agreement, dated as of November 28, 1991, between St. Katharine-By-The-Tower Limited and The International Petroleum Exchange of London Limited (incorporated by reference to Exhibit 10.22 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†

10.22	Lease of Part (Offices) (Suite Ref. 2.17), dated as of April 28, 2003, between Inter One Limited and Inter Two Limited and The International Petroleum Exchange of London Limited (incorporated by reference to Exhibit 10.23 to ICE’s registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†

10.23	First Amendment to Credit Agreement, dated as of June 9, 2005, between IntercontinentalExchange, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.24 to ICE’s registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).

10.24	Deed of Novation, dated July 22, 2005, between The International Petroleum Exchange of London Limited, LIFFE Services Limited, Atos Euronext Market Solutions Limited, and LIFFE Administration and Management (incorporated by reference to Exhibit 10.25 to ICE’s registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).

10.25	Settlement Agreement, dated as of September 1, 2005, by and between EBS Group Limited and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.26 to ICE’s registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).

10.26	Lease Amendment Six, dated as of October 12, 2005, by and between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.27 to ICE’s registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†

10.27	Second Amendment to Credit Agreement, dated as of October 18, 2005, between IntercontinentalExchange, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.27 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

Exhibit Number	Description of Document
10.28	Consultancy Agreement, dated as of October 24, 2005, between The International Petroleum Exchange of London and Richard Ward (incorporated by reference to Exhibit 10.28 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.29	Letter Agreement, dated as of October 24, 2005, between The International Petroleum Exchange of London and Richard Ward (incorporated by reference to Exhibit 10.29 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.30	Form of Registration Rights Agreement by and among IntercontinentalExchange, Inc. and the parties listed in Annex A thereto (incorporated by reference to Exhibit 10.30 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.31	Contribution and Asset Transfer Agreement, dated as of May 11, 2000, by and between IntercontinentalExchange, LLC, Continental Power Exchange, Inc., and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.31 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.32	First Amendment to Contribution and Asset Transfer Agreement, dated as of May 17, 2000, by and among IntercontinentalExchange, LLC, Continental Power Exchange, Inc., and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.32 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.33	Second Amendment to Contribution and Asset Transfer Agreement, dated as of October 24, 2005, by and among IntercontinentalExchange, Inc., Continental Power Exchange, Inc., and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.33 to ICE’s registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

10.34	Lease Amendment Seven, dated as of May 12, 2006, by and between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.2 to ICE’s Current Report on Form 8-K, filed with the SEC on May 17, 2006, File No. 001-32671).†

21.1	Subsidiaries of IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 21.1 to ICE’s Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page).**

99.1	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annex D to the prospectus/proxy statement forming a part of this Registration Statement).

99.2	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*

99.3	Consent of Terrence F. Martell.*

99.4	Consent of Frederick W. Schoenhut.*

*	Filed herewith.
**	Previously filed.
†	Confidential treatment has been requested or previously granted to portions of this exhibit by the SEC.

(b)	Financial Statement Schedule

INTERCONTINENTALEXCHANGE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS Year Ended December 31, 2005, 2004 and 2003

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses(1)	Deductions(2)	Balance at End of Year
	(In thousands)
Year Ended December 31, 2005:
Allowance for doubtful accounts	$171	$189	$(99)	$261
Year Ended December 31, 2004:
Allowance for doubtful accounts	$123	$140	$(92)	$171
Year Ended December 31, 2003:
Allowance for doubtful accounts	$446	$435	$(758)	$123

(1)	Additions charged to costs and expenses for the allowance for doubtful accounts are based on our historical collection experiences and management’s assessment of the collectibility of specific accounts. This column also includes the foreign currency translation adjustments.
(2)	Deductions represent the write-off of uncollectible receivables, net of recoveries.

Item 22. Undertakings

The undersigned hereby undertakes:

(a) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(b) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

(c) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 16th day of November, 2006.

INTERCONTINENTALEXCHANGE, INC.

/S/ RICHARD V. SPENCER
By:	Richard V. Spencer
Title:	Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signature	Title(s)	Date(s)

	* Jeffrey C. Sprecher	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 16, 2006

	/S/ RICHARD V. SPENCER Richard V. Spencer	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	November 16, 2006

	* Charles R. Crisp	Director	November 16, 2006

	* Jean-Marc Forneri	Director	November 16, 2006

	* Sir Robert Reid	Director	November 16, 2006

	* Frederic V. Salerno	Director	November 16, 2006

	* Richard L. Sandor, Ph.D.	Director	November 16, 2006

	* Judith A. Sprieser	Director	November 16, 2006

	* Vincent Tese	Director	November 16, 2006

*By:	/S/ RICHARD V. SPENCER Richard V. Spencer Attorney-In-Fact		November 16, 2006